Filed Pursuant to Rule 424(b)(3)

Registration No. 333-159615

PROSPECTUS

CSR PLC

PROXY STATEMENT

SiRF TECHNOLOGY HOLDINGS, INC.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the CSR ordinary shares to be issued in the merger or determined whether this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Please pay particular attention to the “Risk Factors” section beginning on page 24 of this proxy statement/prospectus.

This is not a prospectus published in accordance with the prospectus rules made under Part VI of the United Kingdom Financial Services and Markets Act 2000 (as set out in the Financial Services Authority Handbook) (the “Prospectus Rules”). CSR intends to publish a prospectus under the Prospectus Rules in connection with its application for admission of its ordinary shares to listing on the Official List of the United Kingdom Listing Authority and trading on the main market of the London Stock Exchange. A copy of such prospectus will be able to be obtained at CSR’s website (www.csr.com) following approval by the Financial Services Authority of the United Kingdom.

This proxy statement/prospectus is dated May 29, 2009, and is being first mailed to SiRF stockholders on June 2, 2009.

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, CA 95112

(408) 467-0410

May 29, 2009

Dear SiRF Stockholder:

You are cordially invited to attend a special meeting of stockholders of SiRF Technology Holdings, Inc., a Delaware corporation, to be held at 10:00 a.m., local time, on June 25, 2009, at The Doubletree Hotel located at 2050 Gateway Place, San Jose, California. Enclosed are a notice of special meeting of stockholders, a proxy statement/prospectus and a proxy relating to SiRF’s special meeting.

On February 9, 2009, the board of directors of SiRF approved a merger agreement providing for a merger of SiRF with a wholly owned subsidiary of CSR plc, a company organized under the laws of England and Wales. We are sending you this proxy statement/prospectus to ask you to vote on the adoption of the merger agreement at the special meeting.

If the merger is completed, SiRF stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock they own. Based on the closing stock price for CSR on May 28, 2009, the exchange ratio values each SiRF share at $4.00 per share, representing total consideration of approximately $255 million. Upon closing of the transaction, SiRF stockholders are expected to own approximately 27% and CSR shareholders are expected to own approximately 73% of the combined company.

The board of directors of SiRF unanimously recommends that you vote “FOR” the adoption of the merger agreement at the special meeting.

We and CSR cannot complete the merger unless the merger agreement is adopted by the affirmative vote of a majority of the shares of SiRF common stock outstanding as of the record date. Detailed information concerning the proposed merger is set forth in the accompanying proxy statement/prospectus, which you are urged to read carefully and in its entirety. In particular, you should consider the “Risk Factors” beginning on page 24.

The accompanying proxy statement/prospectus explains (among other things) the proposed merger, provides the notice of appraisal rights required by Delaware law, provides information relating to CSR and the CSR ordinary shares you would receive in the merger, and provides information concerning the special meeting. Please read those materials carefully and in their entirety.

We look forward to welcoming those stockholders who are able to be present at the meeting; however, whether or not you plan to attend in person it is important that your shares be represented. Accordingly, after reading the proxy statement/prospectus, please return your proxy, by completing, dating, signing and returning the enclosed proxy in the prepaid envelope, or by submitting your proxy by telephone or by the Internet, to ensure that your shares will be represented. Your shares cannot be voted unless you submit your proxy by telephone or by the Internet, sign, date and return the enclosed proxy, or attend the special meeting in person. The failure to vote in person or by proxy will have the same effect as a vote against the merger. If you have any questions about the merger or need assistance voting your shares, please call Okapi Partners, the proxy solicitation firm assisting SiRF, toll-free at (877) 274-8654 (banks and brokers may call collect at (212) 297-0720).

The board of directors and management of SiRF look forward to seeing you at the meeting.

Sincerely,

Executive Chairman and Interim Chief Executive Officer

SiRF Technology Holdings, Inc.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on June 25, 2009

A special meeting of stockholders of SiRF Technology Holdings, Inc. will be held at 10:00 a.m., local time, on June 25, 2009, at The Doubletree Hotel, 2050 Gateway Place, San Jose, California.

The special meeting is being held for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of February 9, 2009, by and among SiRF, CSR plc and Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR, pursuant to which Shannon Acquisition Sub will merge with and into SiRF, with SiRF surviving the merger as a wholly owned subsidiary of CSR.

2.	To approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger agreement; and

3.	To transact such other business as may properly come before the meeting.

The accompanying proxy statement/prospectus describes the merger agreement and the proposed merger in detail and is intended to be used at the special meeting and any adjournments or postponements thereof.

The board of directors of SiRF unanimously recommends that SiRF stockholders vote “FOR” the adoption of the merger agreement.

The board of directors has set the close of business on May 27, 2009, as the record date for determining stockholders entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements thereof. Only holders of record of SiRF common stock at the close of business on such date are entitled to receive notice of and to vote at the special meeting or at any adjournment or postponement thereof. A list of stockholders eligible to vote at the special meeting will be available for inspection at the special meeting, and at the executive offices of SiRF during regular business hours for a period of no less than ten days prior to the special meeting.

Under Delaware law, SiRF stockholders of record who do not vote in favor of the merger have the right to exercise appraisal rights in connection with the merger and obtain payment in cash of the fair value of their shares of common stock as determined by the Delaware Chancery Court rather than the merger consideration. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in the accompanying proxy statement/prospectus. In addition, the text of the applicable provisions of Delaware law is included as Appendix F to the accompanying proxy statement/prospectus.

The following are eligible for admission to the special meeting: (i) all stockholders of record at the close of business on May 27, 2009; (ii) persons holding proof of beneficial ownership as of the record date, such as a letter or account statement from the person’s broker; (iii) persons who have been granted proxies; and (iv) such other persons that SiRF, in its sole discretion, may elect to admit.

All persons wishing to be admitted must present photo identification. If you plan to attend the special meeting, please check the appropriate box on your proxy card or register your intention when voting by using the telephone or the Internet, according to the instructions provided.

By order of the board of directors

Vice President of Strategic Corporate Initiatives, Corporate Marketing, Director and Secretary

San Jose, California

May 29, 2009

YOUR VOTE IS IMPORTANT.

Please return your proxy as soon as possible, whether or not you expect to attend the special meeting in person. You may submit your proxy by telephone or through the Internet by following the instructions on the enclosed proxy or voting form or by completing, dating and signing the enclosed proxy card and returning it in the enclosed postage prepaid envelope. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will be revoked.

REFERENCE TO ADDITIONAL INFORMATION

SiRF files annual, quarterly and other reports, proxy statements and other information with the SEC. This proxy statement/prospectus includes important business and financial information about SiRF and CSR that is not included in, or delivered with, this proxy statement/prospectus. CSR has filed a registration statement on Form F-4 with the SEC. You can obtain documents related to SiRF and CSR, without charge, by requesting them in writing or by telephone from the appropriate company.

SiRF Technology Holdings, Inc. Investor Relations 217 Devcon Drive San Jose, CA 95112-4211 United States of America Phone: (408) 392-8480 Email: ir@sirf.com	CSR plc Investor Relations Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ United Kingdom Phone: +44 (0) 1223 692 000 Email: Scott.RichardsonBrown@csr.com

In order to receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than June 18, 2009.

You may also obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov.

See “Where You Can Find More Information” beginning on page 51.

i

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES	250

STOCKHOLDERS PROPOSALS	251

LEGAL MATTERS	252

EXPERTS	253

INDEX TO FINANCIAL STATEMENTS	F-1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF CSR	F-2

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SiRF	F-54

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF CENTRALITY	F-107

APPENDIX A—FINANCIAL INFORMATION FILED BY SiRF IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 28, 2009	A-1

APPENDIX B—CSR plc FINANCIAL INFORMATION FOR THE QUARTERLY PERIOD ENDED APRIL 3, 2009	B-1

APPENDIX C—AGREEMENT AND PLAN OF MERGER	C-1

APPENDIX D—OPINION OF SiRF’s FINANCIAL ADVISOR	D-1

APPENDIX E—FORM OF VOTING AND SUPPORT AGREEMENT	E-1

APPENDIX F—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW	F-1

APPENDIX G—ADDITIONAL RISK FACTORS RELATED TO SiRF’S BUSINESS BASED ON RISK FACTORS FILED BY SiRF IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008	G-1

v

QUESTIONS AND ANSWERS

The following are some of the questions that you, as a stockholder of SiRF, may have regarding the merger and the other matters being considered at the stockholders meeting and the answers to those questions. SiRF urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the stockholders meeting. Additional important information is also contained in the exhibits to this proxy statement/prospectus.

Questions about the Merger

What is the proposed transaction on which I am being asked to vote?

You are being asked to vote to adopt the merger agreement entered into among SiRF, CSR and Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR, pursuant to which Shannon Acquisition Sub will merge with and into SiRF, with SiRF surviving the merger as a wholly owned subsidiary of CSR. CSR and its subsidiaries following the merger are referred to as the combined company.

What will I receive for my shares of SiRF common stock in the merger?

If the merger agreement is adopted and the merger is consummated, you will receive 0.741 of a CSR ordinary share for each share of SiRF common stock that you own.

You will not receive any fractional CSR ordinary share in the merger. Instead, CSR will pay you cash for any fractional CSR ordinary share that you would otherwise receive.

The transaction implies an equity value for SiRF of $255.4 million (or $4.00 per share of SiRF common stock) based on the closing price of CSR ordinary shares of £3.390 as of May 22, 2009, and converted to a price in U.S. dollars of $5.395 using a U.S. dollar/GBP exchange rate of $1.5914 per £1.00 as of May 22, 2009, being the latest practicable business day before publication of this proxy statement/prospectus. In addition, it is estimated that the fair value of vested stock options issued is $11.7 million and that costs incurred in connection with the acquisition will be approximately $10.0 million, resulting in an aggregate purchase price of $277.1 million. Based on the closing stock price for CSR on February 9, 2009, the date on which the merger agreement was signed, this consideration would have had a market value equivalent to $2.06 of CSR ordinary shares for each share of SiRF common stock, representing a total consideration of approximately $136 million. This represented a premium to SiRF stockholders of approximately 91% over SiRF’s closing stock price on February 9, 2009. The total consideration represents a SiRF enterprise value (calculated as SiRF’s implied market capitalization on February 9, 2009 based on the exchange ratio minus total cash and cash equivalents) of approximately $20.2 million.

The total consideration of approximately $136 million as of February 9, 2009 was approximately $26 million (or $0.41 per share) less than SiRF’s book value as of December 27, 2008 (adjusted to include the $7.3 million net amount that SiRF received on February 24, 2009 in respect of a note receivable), which is the total net value of SiRF’s assets determined on a going-concern basis. This represents an adjusted book value per share as of December 27, 2008 of $2.47, based on the number of shares of SiRF common stock outstanding as of February 6, 2009 (calculated using the treasury method). As a theoretical matter, SiRF’s stockholders would be entitled to the net value of SiRF’s assets (represented in SiRF’s financial statements by stockholders’ equity) if SiRF were to be liquidated and the proceeds distributed to stockholders. However, there is no guarantee that a liquidation of SiRF would result in realized asset values equal to, and might be substantially less than, an amount equal to SiRF’s stockholders’ equity. In addition, a liquidation would also involve transaction costs (including fees and expenses and tax costs) and prior satisfaction of all liabilities, including contingent liabilities, and would represent a terminal value for the SiRF stockholders’ interest in SiRF’s business. The parties estimate that the merger will involve approximately $10 million in transaction costs. The merger represents an opportunity to realize value appreciation in the future due to SiRF stockholders’ retention of an equity interest in the combined company.

What vote of SiRF stockholders is required for adoption of the merger agreement?

The merger agreement must be adopted by the holders of a majority of all outstanding shares of SiRF common stock entitled to vote at the special meeting. If you abstain or fail to vote, it will have the same effect as voting against the adoption of the merger agreement. You are entitled to vote on the merger agreement if you held SiRF common stock at the close of business on the record date, which is May 27, 2009. On the record date, 63,929,173 shares of SiRF common stock were outstanding and entitled to vote. The issuance of CSR ordinary shares in the merger is also subject to a vote of CSR’s shareholders.

How does SiRF’s board of directors recommend that I vote my shares?

SiRF’s board of directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement.

Are SiRF stockholders entitled to appraisal rights?

Yes. Under Delaware law, SiRF stockholders that meet the statutory requirements will have the right to dissent from the merger and seek an appraisal of the fair value of their shares of SiRF common stock, as determined by the Delaware Chancery Court, rather than exchange their shares of SiRF common stock for CSR ordinary shares. To exercise appraisal rights, SiRF stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Dissenters’ Rights of Appraisal.” The text of the applicable appraisal rights provisions of Delaware law is included as Appendix F to this proxy statement/prospectus. If a SiRF stockholder fails to exercise its appraisal rights in a timely manner, then the stockholder will lose the right to an appraisal and the stockholder’s shares will be converted into the right to receive the merger consideration.

Can the value of the transaction change between now and the time the merger is completed?

Yes. The value of the merger consideration can change. The exchange ratio is a fixed exchange ratio, meaning that SiRF stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock owned regardless of the trading price of CSR ordinary shares on the London Stock Exchange on the effective date of the merger. The market value of the CSR ordinary shares that SiRF stockholders will receive in the merger will increase or decrease as the trading price of CSR ordinary shares increases or decreases, and will be different at the time the merger is completed than it was at the time the merger agreement was signed or will be at the time of the special meeting. The market price of CSR ordinary shares could be lower at any time prior to the completion of the merger or at any time thereafter than it was at the date of the merger agreement. SIRF stockholders are urged to obtain current trading prices for CSR ordinary shares on the London Stock Exchange.

After the merger, how much of the combined company will SiRF stockholders own?

Upon closing of the transaction, SiRF stockholders are expected to own approximately 27% and CSR shareholders are expected to own approximately 73% of the combined company.

Will CSR appoint any of SiRF’s directors to CSR’s board of directors?

Yes. Upon completion of the merger, two of SiRF’s directors, Messrs. Diosdado Banatao and Kanwar Chadha, will be appointed to CSR’s board of directors.

What will happen to SiRF’s outstanding options and stock-based awards in the merger?

CSR will assume SiRF’s stock award plans in the merger in respect of unvested options or vested options not exercised as of the date of completion. Accordingly, all such SiRF stock options and restricted stock units, or RSUs, will be converted into options or RSUs, respectively, which shall, subject to the prevailing terms and conditions of grant, upon exercise, be satisfied by the issuance of CSR ordinary shares, using the same exchange ratio at which shares of SiRF common stock are being exchanged for CSR ordinary shares in the merger (i.e., the number of shares subject to the option (or RSU) multiplied by 0.741). In addition, the per share exercise price of each exchanged option will be adjusted by dividing the current exercise price by the same exchange ratio (0.741) that applies to the conversion of SiRF common stock into CSR ordinary shares. The exercise price of the exchanged option will be further adjusted into British pounds sterling using the foreign exchange rate on the business day immediately prior to the closing date of the merger, as published by the Wall Street Journal. The number of CSR ordinary shares covered by the award will be rounded down to the nearest whole share and the exercise price will be rounded up to the nearest whole pence. For example, upon the closing of the merger, a SiRF employee who currently holds an option to purchase 1,000 shares of SiRF common stock at an exercise price of U.S.$10.00 per share will receive an equivalent option to purchase 741 CSR ordinary shares (1,000 multiplied by 0.741). The adjusted exercise price of the exchanged option will be $13.50 ($10.00 divided by 0.741). Assuming that the applicable currency exchange rate is £1.00 = US$1.50 on the day prior to consummation of the merger, this adjusted exercise price will be converted into pounds sterling for a final exercise price of £9.00 per CSR ordinary share ($13.50 divided by the currency exchange rate of 1.50 = £9.00).

See the section entitled “The Merger Agreement—Treatment of SiRF Stock Options and Other Equity-Based Awards” of this proxy statement/prospectus.

Upon consummation of the merger, Equiniti, CSR’s registrar and transfer agent, will offer former SiRF option holders and RSU-holders a facility to view the options and RSUs they hold, exercise options for ordinary shares of CSR, register such shares (including vested RSUs) and/or sell the acquired ordinary shares of CSR on the London Stock Exchange either upon exercise or at a later date. This facility will be consistent with the arrangement which is currently operated by Equiniti for CSR employees.

What are the U.S. federal income tax consequences of the merger for me?

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. If the merger qualifies as a reorganization and CSR is treated as a corporation for U.S. federal tax purposes with respect to each transfer of property to it pursuant to the merger, SiRF stockholders will not recognize income, gain or loss on the exchange of their SiRF common stock for CSR ordinary shares, but may recognize income, gain or loss from the receipt of cash in lieu of any fractional CSR ordinary share that they would otherwise receive.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more complete description of the material U.S. federal income tax consequences of the merger, please see the section entitled “Material Tax Consequences—Material U.S. Federal Income Tax Consequences of the Merger.”

What are the U.K. tax consequences of the merger for me?

Holders of CSR ordinary shares who are not resident or, in the case of individuals, ordinarily resident, in the U.K. and who do not carry on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired will not generally be liable to pay any U.K. tax on dividends paid in respect of their CSR ordinary shares or be liable for any U.K. tax on capital gains realized on any subsequent disposal of their CSR ordinary shares. No U.K. stamp duty or U.K. stamp duty reserve tax will generally be payable on the issue of CSR ordinary shares although a charge to U.K. stamp duty reserve tax at 1.5% of the consideration paid will generally arise on the issue of CSR ordinary shares to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or the issue of depositary receipts. The lawfulness of this 1.5% charge is currently subject to challenge before the European Court of Justice. A sale of CSR ordinary shares will generally give rise to U.K. stamp duty and/or U.K. stamp duty reserve tax (generally at the rate of 0.5% of the value or amount of the consideration paid, rounded up to the nearest £5 in the case of U.K. stamp duty) which will generally be met by the transferee or purchaser.

You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more detailed description of the material U.K. tax consequences of owning CSR ordinary shares, see the section entitled “Material Tax Consequences—Material U.K. Tax Consequences of Owning CSR Ordinary Shares.”

Why is SiRF proposing the transaction to its shareholders?

SiRF’s board of directors has unanimously approved and declared advisable the merger, the merger agreement and the transactions contemplated by the merger agreement, and has declared that it is in the best interests of the SiRF stockholders that SiRF enter into the merger agreement and consummate the merger. To review the SiRF board’s reasons for the merger in greater detail, see the section entitled “The Merger—Unanimous Recommendation of SiRF’s Board of Directors; SiRF’s Reasons for the Merger.”

When is the merger expected to be completed?

CSR and SiRF expect to complete the merger promptly after they receive SiRF stockholder approval at the special meeting and CSR shareholder approval at the CSR shareholders meeting. A third factor that would have affected the timing, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or Hart-Scott Rodino Act, with respect to the merger, expired on March 25, 2009. CSR and SiRF currently anticipate the merger to occur on or about June 26, 2009. Because the merger is subject to stockholder approval, CSR and SiRF cannot predict the exact timing of completion.

If the merger is completed, when can I expect to receive the merger consideration for my shares of SiRF common stock?

Promptly after the effective time of the merger, CSR will cause an exchange agent to mail to you a letter of transmittal and instructions for use by you in effecting your exchange of SiRF common stock for CSR ordinary shares. After receiving the proper documentation from you, the exchange agent will forward to you the CSR ordinary shares (and cash in lieu of any fractional CSR ordinary share) to which you are entitled under the merger agreement. More information on the documentation you are required to deliver to the exchange agent may be found under the section entitled “The Merger Agreement—Conversion of Shares; Exchange of Certificates.”

What happens if the merger is not completed?

If the merger agreement is not adopted by the SiRF stockholders or if the merger is not completed for any other reason, SiRF stockholders will not receive any CSR ordinary shares in exchange for their shares of SiRF common stock. Instead, SiRF will remain an independent public company and SiRF common stock will continue to be listed and traded on the NASDAQ Global Select Market. Under specified circumstances, SiRF may be required to pay CSR a termination fee or CSR may be required to pay SiRF a termination fee, as described under the section entitled “The Merger Agreement—Termination Fees.”

Has CSR’s board of directors approved the merger?

Yes. CSR’s board of directors has unanimously determined that the merger will promote the success of CSR and its shareholders as a whole and is in the best interests of its shareholders as a whole, and therefore unanimously approved the merger agreement and the transactions contemplated by it and has unanimously recommended that its shareholders vote in favor of the merger.

What vote is required by CSR’s shareholders?

The merger requires approval by a simple majority in number of those CSR shareholders present and voting (either in person or by proxy) at a meeting of CSR shareholders, unless a poll is validly demanded. See “Comparison of Rights of SiRF Stockholders and CSR Shareholders—Rights of Holders of CSR Ordinary Shares.” This proxy statement/prospectus is not being used as a shareholder circular for that shareholders meeting. A separate circular will be sent to CSR shareholders in connection with CSR’s shareholders meeting.

Where are CSR ordinary shares listed?

CSR ordinary shares are listed on the London Stock Exchange’s main market and are traded under the symbol “CSR.L”. No CSR ordinary shares or American Depositary Shares, or ADSs, representing CSR ordinary shares are listed or traded on any U.S. securities exchange.

Will CSR ordinary shares or ADSs trade on any U.S. securities exchange?

No. CSR has no present intention to list its ordinary shares on any U.S. securities exchange or to establish a sponsored American Depositary Receipts, or ADR, program under which ADSs would be available.

How can I sell my CSR ordinary shares following the merger?

CSR’s ordinary shares are listed on the London Stock Exchange and are traded under the symbol “CSR.L”. Many U.S.-based brokers are capable of assisting clients in selling or purchasing shares that are listed on the London Stock Exchange. If, however, your broker is unable to assist you in selling or purchasing shares listed on the London Stock Exchange, CSR has made arrangements with Merrill Lynch, a leading U.S. and U.K. broker, to assist former holders of SiRF common stock to deposit, hold, sell or purchase CSR ordinary shares on the London Stock Exchange after completion of the merger. Merrill Lynch will charge a fee of $0.05 per share (with a minimum transaction fee of $50.00) in connection with the purchase or sale of any CSR ordinary share through this trading facility.

If you wish to receive the services to be offered by Merrill Lynch, please complete the client relationship agreement/profile form (attached to the letter of transmittal that will be mailed to SiRF stockholders upon completion of SiRF’s merger with CSR), which is not incorporated by reference in this proxy statement/prospectus. This account will enable you to purchase, sell or hold CSR ordinary shares pursuant to your telephonic instructions. If you have any questions please call Merrill Lynch between the hours of 8:00 AM to 5:00 PM CST. Merrill Lynch also maintains a website with contact information at http://fa.ml.com/richard_taubman, which is not incorporated by reference in this proxy statement/prospectus.

This trading facility is offered for your convenience and you are under no obligation to participate or trade through Merrill Lynch. Your current broker or another broker may be able to purchase, sell or hold CSR ordinary shares, and may offer lower transaction fees than Merrill Lynch.

The registrar and transfer agent for CSR ordinary shares is Equiniti, who is available by telephone at +44-121-415-7047 between 8:30 am and 5:30 pm (BST), or by mail at Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom. Equiniti maintains a website at http://www.shareview.com, which is not incorporated by reference in this proxy statement/prospectus.

How will trading in shares of SiRF common stock be affected in connection with the completion of the merger?

SiRF common stock will be owned entirely by CSR as a result of the merger. SiRF common stock will be delisted from the NASDAQ Global Select Market upon completion of the merger and will no longer be traded. Upon completion of the merger, your interest in shares of SiRF common stock will only represent the right to receive the CSR ordinary shares to be issued to you in the merger.

Will I receive dividends from CSR on CSR ordinary shares?

No. Under its current dividend policy, CSR does not intend to pay a dividend for the foreseeable future. CSR currently intends to retain future earnings to fund the development and growth of the combined company. Any future payment of dividends will be at the discretion of CSR’s board of directors. SiRF stockholders who remain CSR shareholders will be entitled to any future dividend if and when declared by CSR’s board of directors.

Who will manage the combined company?

Upon completion of the merger, CSR’s board of directors will be expanded by the appointment of two of SiRF’s directors, Messrs. Diosdado Banatao and Kanwar Chadha. Following the merger, Mr. Joep van Beurden, CSR’s current chief executive officer, and Mr. Will Gardiner, CSR’s current chief financial officer, will continue holding their positions in the combined company.

Questions about the Special Meeting

When and where will the special meeting of SiRF stockholders be held?

The special meeting of SiRF stockholders will be held at The Doubletree Hotel located at 2050 Gateway Place, San Jose, California, on June 25, 2009, at 10.00 a.m., local time.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

You should instruct your broker to vote your shares, following the directions your broker provides. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares without your instructions.

Because the proposals in this proxy statement/prospectus submitted to SiRF stockholders require an affirmative vote of the holders of a majority of all outstanding shares of SiRF common stock for adoption, these so-called “broker non-votes” by SiRF stockholders will have the same effect as votes cast against the merger agreement.

What do I need to do now?

After carefully reading and considering the information contained in this proxy statement/prospectus, please fill out and sign the proxy card, and then mail your signed proxy card in the enclosed prepaid envelope as soon as possible so that your shares may be voted at the special meeting. SiRF’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement. You may also submit your proxy by telephone or through the internet (for telephone and internet voting instructions, see the section entitled “The SiRF Special Meeting—How to Vote”). Your proxy card will instruct the persons named on the card to vote your shares at the stockholder meeting as you direct on the card. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be voted as SiRF’s board of directors recommends. If SiRF stockholders do not vote or abstain, it will have the same effect as a vote against the merger agreement.

May I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. You can do this in any of four ways. First, you can submit a proxy by telephone or through the internet at a later time following instructions on the enclosed proxy card. Second, you can sign, date and return a later-dated proxy card in the postage-paid envelope provided. Third, you can send a written notice stating that you want to revoke your proxy, to the Secretary of SiRF at the following address:

Secretary

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, CA 95112-4211

Fourth, you can attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy; you must vote at the meeting in order to do so.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Should I send in my stock certificates now?

No. After the merger is completed, you will receive written instructions for exchanging your stock certificates.

What should I do if I receive more than one set of voting materials for the special meeting?

You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. Please complete, sign, date and return each proxy card and voting instruction card that you receive. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card.

Who pays for this solicitation?

The expense of filing, printing and mailing this proxy statement/prospectus and the accompanying material will be borne equally by SiRF and CSR. In addition, SiRF has engaged Okapi Partners to assist in the solicitation of proxies for the special meeting for a fee of approximately $8,500, along with customary charges for shareholder contact and reimbursement of reasonable out-of-pocket expenses. SiRF will bear the costs related to the solicitation of proxies in connection with the special meeting.

Questions about Risks and How to Get More Information

Are there any risks related to owning CSR ordinary shares?

Yes. You should carefully review the sections entitled “Risk Factors” (including Appendix G), “Description of CSR Ordinary Shares” and “Comparison of Rights of SiRF Stockholders and CSR Shareholders.”

Who can help answer my questions?

If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact our proxy solicitor or investor relations department:

Okapi Partners LLC

780 Third Avenue, 30th Floor

New York, NY 10017

Stockholders Call Toll Free: (877) 274-8654

Banks and Brokers Call Collect: (212) 297-0720

or

SiRF Technology Holdings, Inc.

Investor Relations

217 Devcon Drive

San Jose, CA 95112-4211

Phone: (408) 392-8480

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that is important to you. You should carefully read the entire proxy statement/prospectus and the additional documents referred to in this proxy statement/prospectus to fully understand the merger.

The Companies (see pages 118 and 166)

CSR plc

Churchill House, Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44(0) 1223 692000

CSR plc is the holding company for an international group of companies with its headquarters in Cambridge, in the United Kingdom. CSR is a leading provider of wireless connectivity with established capabilities in the design and supply of integrated circuits for wireless devices. Through its BlueCore product range, CSR is a leading supplier of single chip solutions for Bluetooth wireless voice and data communications, providing low cost, high performance integrated circuits to manufacturers of a wide range of electronic devices. CSR is also extending its technologies beyond Bluetooth to bring a broader range of short-range wireless technologies to market.

CSR employs over 900 people in ten countries. The majority of these employees are based in Cambridge, United Kingdom, with teams in Aalborg, Denmark; Stockholm, Sweden; Dallas, Texas; Detroit, Michigan; Sophia Antipolis, France; and Bangalore, India. CSR’s sales and marketing function is centered in Cambridge, United Kingdom with sales liaison offices in Dallas, Texas; Detroit, Michigan; Taipei, Taiwan; Seoul, South Korea; Gumi, South Korea; Tokyo, Japan; Shanghai, China; and Shenzhen, China.

CSR ordinary shares, nominal value £0.001 per share, are listed on the London Stock Exchange under the symbol “CSR.L”.

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, California 95112

United States of America

Tel: (408) 467-0410

SiRF Technology Holdings, Inc. is the holding company for SiRF Technology, Inc., which develops and markets semiconductor products designed to enable location awareness in high-volume mobile consumer devices and commercial applications, with its headquarters in San Jose, California. SiRF’s products use the Global Positioning System, or GPS, which is a system of satellites designed to provide longitude, latitude and time information to GPS-enabled devices virtually anywhere in the world. SiRF offers a broad range of GPS chip sets, standalone chip sets and premium software products for high-volume GPS markets. SiRF markets and sells its products in four major markets: wireless handheld devices such as mobile phones; automotive electronic systems, including navigation and telematics systems; consumer electronics products such as recreational GPS handhelds, mobile gaming machines, digital cameras and wearable devices; and mobile computing systems, including personal digital assistants, notebook computers, universal mobile personal computers and mobile internet devices.

As of December 27, 2008, SiRF had 571 active, permanent employees. SiRF has design centers in San Jose, California; Santa Ana, California; Cedar Rapids, Iowa; Phoenix, Arizona; Shanghai, China; and Noida, India. SiRF has direct sales offices in China, Germany, India, Japan, South Korea, Taiwan, the United Kingdom and the United States. SiRF also has distributors and independent sales representatives in the United States, Europe and the Asia-Pacific region.

Shares of SiRF common stock, par value $0.0001 per share, are listed on the NASDAQ Global Select Market under the symbol “SIRF”.

The Merger (see page 52)

Summary

On February 9, 2009, SiRF and CSR entered into a definitive merger agreement. Under the agreement, which is subject to a number of conditions, including the approval of both the holders of shares of SiRF common stock, or SiRF stockholders, and the holders of CSR ordinary shares, or CSR shareholders, the expiration or termination of the waiting period under the Hart-Scott-Rodino Act, and the satisfaction of other conditions, Shannon Acquisition Sub, Inc., CSR’s wholly-owned subsidiary, will merge with and into SiRF, resulting in SiRF becoming a wholly owned subsidiary of CSR. The waiting period under the Hart-Scott Rodino Act with respect to the merger expired on March 25, 2009.

Merger Consideration (see page 86)

In the merger, SiRF stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock they own as of the effective date of the merger.

Risk Factors (see page 24)

In evaluating the merger agreement and the issuance of CSR ordinary shares in connection with the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” and in Appendix G.

Recommendation of SiRF’s Board of Directors (see page 61)

SiRF’s board of directors has determined that the merger agreement and the merger are in the best interests of SiRF and its stockholders and has unanimously approved and declared advisable the merger and the merger agreement. SiRF’s board of directors recommends that SiRF stockholders vote “FOR” adoption of the merger agreement at the special meeting.

SiRF Special Meeting (see page 47)

The SiRF special meeting of stockholders is scheduled to take place at The Doubletree Hotel, located at 2050 Gateway Place, San Jose, California, on June 25, 2009, at 10.00 a.m. local time. At the special meeting, SiRF stockholders will be asked to vote on the adoption of the merger agreement.

Only SiRF stockholders as of the close of business on May 27, 2009, which is the record date for the special meeting, will be entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Each share of SiRF common stock is entitled to one vote at the special meeting.

The affirmative vote of the holders of a majority of the shares of SiRF common stock outstanding on the record date and entitled to vote is required to approve the merger agreement and the merger. As of the record date, there were 63,929,173 shares of SiRF common stock outstanding.

Record Date for Voting (see page 47)

You can vote at the special meeting of SiRF stockholders if you owned shares of SiRF common stock at the close of business on May 27, 2009, the record date for the special meeting of SiRF stockholders.

Vote Required of SiRF Stockholders (see page 47)

The adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of SiRF common stock. As of the record date for the special meeting of SiRF stockholders, SiRF had 63,929,173 shares of common stock outstanding. Each share of SiRF common stock outstanding on the record date entitles its holder to one vote. As of May 22, 2009, the directors and executive officers of SiRF and their affiliates beneficially owned shares representing approximately 8.1% of all outstanding voting shares of SiRF common stock, and intend to vote all their shares of common stock in favor of the transaction.

Voting Agreements (see page 101)

Messrs. Banatao and Chadha and certain entities controlled by or otherwise affiliated with Mr. Banatao have entered into voting and support agreements pursuant to which each has agreed to vote in favor of the proposal to adopt the merger agreement. As of May 22, 2009, Messrs. Banatao and Chadha, and certain entities controlled by or otherwise affiliated with Messrs. Banatao and Chadha, beneficially owned shares representing approximately 5.8% of all outstanding voting shares of SiRF common stock.

Vote Required of CSR Shareholders (see page 4)

The merger requires approval by a simple majority in number of those CSR shareholders present and voting (either in person or by proxy) at a meeting of CSR shareholders, unless a poll is validly demanded. See “Comparison of Rights of SiRF stockholders and CSR shareholders—Rights of Holders of CSR Ordinary Shares.” As of May 22, 2009, the directors of CSR and their connected persons held ordinary shares representing approximately 1.3% of the entire issued share capital of CSR.

Opinion of SiRF’s Financial Advisor (see page 66)

Goldman, Sachs & Co. delivered its opinion to SiRF’s board of directors that, as of February 9, 2009 and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio of 0.741 of a CSR ordinary share to be paid by CSR for each share of SiRF common stock pursuant to the merger agreement was fair from a financial point of view to holders of SiRF common stock.

The full text of the written opinion of Goldman Sachs, dated February 9, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix D. Goldman Sachs provided its opinion for the information and assistance of SiRF’s board of directors in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of SiRF common stock should vote with respect to the transaction or any other matter.

Interests of Directors and Officers of SiRF in the Merger (see page 77)

As of May 22, 2009, the directors and executive officers of SiRF and their affiliates beneficially owned shares representing approximately 8.1% of all outstanding shares of SiRF common stock. When considering the recommendation of SiRF’s board of directors that you vote to adopt the merger agreement, you should be aware that the directors and executive officers of SiRF have interests in the merger that may be different from or in addition to your interests as a SiRF stockholder.

Directors of CSR Following the Merger (see page 148)

Upon completion of the merger, CSR’s board of directors will be expanded by the appointment of two of the directors of SiRF, Messrs. Banatao and Chadha. Mr. van Beurden, CSR’s current chief executive officer, and Mr. Gardiner, CSR’s current chief financial officer, will continue holding these positions in the combined company.

Conditions to the Merger (see page 96)

CSR and SiRF will not complete the merger unless a number of conditions are satisfied. These include, among other things:

•	approval by CSR shareholders and SiRF stockholders; and

•	admission of the CSR ordinary shares to be issued as consideration in the merger to listing on the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange.

The waiting period under the Hart-Scott-Rodino Act with respect to the merger expired on March 25, 2009.

Termination of the Merger Agreement (see page 98)

The merger agreement may be terminated at any time prior to the completion of the merger by mutual written consent of CSR and SiRF, and either party may terminate the merger agreement if:

•	the merger has not been completed by August 31, 2009, unless this date is extended in accordance with the terms of the merger agreement; or

•	either the SiRF stockholders or the CSR shareholders vote not to approve the merger.

In addition, CSR and SiRF have the right to terminate the merger agreement in certain other instances, including, among other things:

•	the withdrawal, modification or amendment by the other party’s board of directors of its recommendation to shareholders;

•	the other party’s breach of its representations and warranties included in the merger agreement, if the breach would have a material adverse effect on the breaching party;

•	the other party’s material breach of its covenants or agreements included in the merger agreement;

•	for CSR only, if SiRF or SiRF’s board of directors takes certain actions in support of a takeover proposal for SiRF;

•

for SiRF only, if, prior to obtaining the approval of SiRF stockholders of the merger, SiRF’s board of directors approves, or authorizes SiRF to enter into a proposed contract providing for the implementation of, a superior takeover proposal, but only if SiRF complies with certain obligations, including the obligation to negotiate with CSR (if requested by CSR) for a limited period of time.

Termination Fees (see page 99)

SiRF will be required to pay a termination fee of $3,660,000 to CSR if:

•	SiRF enters into an agreement with a third party providing for the implementation of a takeover proposal for SiRF other than the merger;

•	SiRF takes certain other actions in support of a takeover proposal for SiRF;

•	SiRF stockholders fail to approve the merger after a vote thereon while a publicly announced takeover proposal for SiRF is pending and SiRF later consummates a takeover proposal for SiRF; or

•

SiRF’s board of directors withdraws, modifies or amends its recommendation in favor of the merger in any manner adverse to CSR, unless this action is taken based on facts that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR.

CSR will be required to pay a termination fee of $3,660,000 to SiRF if CSR’s board of directors withdraws, modifies or amends its recommendation in favor of the merger in any manner adverse to SiRF, unless this action is taken based on facts that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on SiRF.

Dissenters’ Rights of Appraisal (see page 83)

Under Delaware law, SiRF stockholders that meet the statutory requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of SiRF common stock, as determined by the Delaware Chancery Court, rather than exchange their SiRF common stock for CSR ordinary shares. Stockholders should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration.

To exercise appraisal rights, SiRF stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Dissenters’ Rights of Appraisal” beginning on page 83 of this proxy statement/prospectus. The text of the applicable appraisal rights provisions of Delaware law is included as Appendix F to this proxy statement/prospectus.

If a SiRF stockholder fails to exercise its appraisal rights in a timely manner, then the stockholder will lose the right to an appraisal and the stockholder’s shares will be converted into the right to receive the merger consideration.

Comparison of Rights of SiRF Stockholders and CSR Shareholders (see page 224)

As a result of the merger, SiRF stockholders will receive CSR ordinary shares. There are numerous differences between the rights of a stockholder of SiRF, a Delaware corporation, and the rights of a shareholder of CSR, a company organized under the laws of England and Wales. For example:

•	CSR ordinary shares are not listed or admitted to trading on any U.S. national securities exchange, but instead are listed and trade on the London Stock Exchange;

•	persons acquiring 3% or more of the voting power of CSR are required to notify CSR of such interest;

•	CSR’s board of directors is strictly limited in its ability to resist any proposed offer for CSR ordinary shares;

•	except in limited circumstances, CSR shareholders are not entitled to appraisal rights in mergers or any other types of acquisition transactions;

•	holders representing 10% or more of the voting power of CSR are permitted to request the calling of a shareholder meeting and demand that a resolution be proposed at that shareholder meeting;

•	any person or group that acquires 30% or more of CSR ordinary shares is required to make an offer to acquire all CSR ordinary shares;

•	amendments to the memorandum and articles of association of CSR require the approval of at least 75% of the votes cast at a shareholders meeting; and

•	CSR shareholders are permitted to initiate lawsuits on behalf of the company only in limited circumstances.

You should also be aware that it may be difficult to effect service of process to initiate a lawsuit in a U.S. court against directors and officers of CSR who are not residents of the United States.

Although CSR will become an SEC reporting company as a result of the merger, it will not be subject to those rules and requirements that would apply were CSR to list its ordinary shares on the NASDAQ Global Select Market, as is currently the case for SiRF, or on any other U.S. securities exchange. Accordingly, the combined company will not be, so long as it does not list its ordinary shares in the United States, subject to those corporate governance provisions that arise under the listing rules of any U.S. securities exchange or that apply only to foreign private issuers by reason of a listing in the United States. The combined company will be subject to the corporate governance requirements of the Combined Code, a non-binding set of rules published by the U.K. Financial Reporting Council.

Listing of CSR Ordinary Shares (see page 95)

The CSR ordinary shares issued in connection with the merger will be admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange and will rank equally with the existing CSR ordinary shares.

SiRF’s Agreement Not to Solicit Other Offers (see page 91)

SiRF has agreed that it will not, directly or indirectly: (i) solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a proposal to acquire SiRF; or (ii) enter into any contract relating to a proposal to acquire SiRF (other than a permitted confidentiality agreement). However, the merger agreement does not prohibit SiRF’s board of directors from considering a bona fide unsolicited takeover proposal.

CSR’s Agreement Not to Solicit Other Offers (see page 92)

CSR has agreed that it will not, directly or indirectly: (i) solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a takeover proposal for CSR; or (ii) enter into any contract relating to a takeover proposal for CSR. However, the merger agreement does not prohibit CSR’s board of directors from responding to an unsolicited takeover offer as required by the U.K. City Code on Takeovers and Mergers.

Accounting Treatment (see page 85)

CSR prepares its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. CSR will account for the merger as an acquisition under International Financial Reporting Standard No. 3, Business Combinations.

U.S. Federal Income Tax Consequences (see page 209)

The merger is intended to qualify as a reorganization for U.S. federal income tax purposes. If the merger qualifies as a reorganization and CSR is treated as a corporation for U.S. federal tax purposes with respect to each transfer of property to it pursuant to the merger, SiRF stockholders will not recognize income, gain or loss on the exchange of their SiRF common stock for CSR ordinary shares, but may recognize income, gain or loss from the receipt of cash in lieu of fractional CSR ordinary shares.

The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

U.K. Tax Consequences (see page 214)

Holders of CSR ordinary shares who are not resident or, in the case of individuals, ordinarily resident, in the U.K. and who do not carry on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired will not generally be liable to pay any U.K. tax on dividends paid in respect of their CSR ordinary shares or be liable for any U.K. tax on capital gains realized on any subsequent disposal of their CSR ordinary shares. No U.K. stamp duty or U.K. stamp duty reserve tax will generally be payable on the issue of CSR ordinary shares although a charge to U.K. stamp duty reserve tax at 1.5% of the consideration paid will generally arise on the issue of CSR ordinary shares to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or the issue of depositary receipts. The lawfulness of this 1.5% charge is currently subject to challenge before the European Court of Justice. A sale of CSR ordinary shares will generally give rise to U.K. stamp duty and/or U.K. stamp duty reserve tax (generally at the rate of 0.5% of the value or amount of the consideration paid, rounded up to the nearest £5 in the case of U.K. stamp duty) which will generally be met by the transferee or purchaser.

If you are in any doubt as to your tax position you are urged to consult with your own tax adviser for a full understanding of the tax consequences of the merger to you.

Recent Developments

SiRF and CSR each reported earnings results for the quarterly period ended March 28, 2009 and April 3, 2009, respectively. On May 5, 2009, SiRF filed with the SEC its quarterly report on Form 10-Q for the quarterly period ended March 28, 2009. Selected financial information from SiRF’s Form 10-Q is set forth in this proxy statement/prospectus in the section entitled “Selected Historical Consolidated and Supplementary Financial Data of SiRF” beginning on page 164 and in Appendix A attached hereto. On May 6, 2009, CSR published financial information for the quarterly period ended April 3, 2009, excerpts of which are attached to this proxy statement/prospectus as Appendix B.

In addition, in an effort to promote retention and to better assure a stable and dedicated employee base during the current difficult economic and industry environments, on May 5, 2009, with the prior consent of CSR, SiRF’s board of directors approved the grant to SiRF employees of an aggregate of 1,664,500 RSUs and 523,500 stock options, which grants were effective on May 8, 2009 and are not currently vested or exercisable. This grant was on the date of SiRF’s regularly scheduled annual grant to employees and executives. Of these amounts, an aggregate of 174,500 RSUs and 523,500 stock options were granted to executive officers, and none were granted to members of SiRF’s board of directors. All of the newly issued RSUs and stock options will receive the same treatment in the merger as all previously issued RSUs and stock options. The RSUs and stock options will vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date and 50% on the third anniversary of the grant date if the recipient continues to be employed at each anniversary date. None of such RSUs and stock options provide for accelerated vesting.

On May 22, 2009, SiRF, the other named defendants and the plaintiffs in pending class action litigation relating to the merger and related shareholder derivative litigation executed a memorandum of understanding to settle the class action and derivative litigation. See the section entitled “The Merger—Legal Proceedings Relating to Merger” of this proxy statement/prospectus. The settlement, which remains subject to negotiation of final documentation, confirmatory discovery, court approval, final SiRF board approval and consummation of the transactions contemplated by the Merger Agreement, provides that the litigation will be dismissed with prejudice against all defendants. While SIRF and the other defendants to this litigation denied and continue to deny that they committed or intended to commit any violations of law or breaches of duty to SiRF or its stockholders or otherwise, SiRF has agreed, pursuant to the settlement, to make certain supplemental disclosures concerning the merger in this proxy statement/prospectus. In addition, the settlement provides that SiRF will pay plaintiffs’ attorneys fees and expenses, as awarded by the court, in an amount not to exceed $385,000. Although SiRF believes that the additional disclosure is not required under applicable law, SiRF agreed to settle the litigation in order to avoid costly litigation and eliminate the risk of any delay to the closing of the merger.

On May 27, 2009, SiRF received a letter from one of the customers named in the United States International Trade Commission (“ITC”) Investigation No. 337-TA-602 (the “ITC proceeding”) seeking compensation from SiRF for approximately $10.3 million in alleged losses and damages it claims to have sustained as a result of the limited exclusion order issued on January 15, 2009 by the ITC in the ITC proceeding. While SiRF does not believe that such alleged losses or damages are payable by SiRF, SiRF intends to pursue an amicable resolution of the claim with the customer. See “Risk Factors—Risks Related to SiRF—The U.S. International Trade Commission, or ITC, has determined that certain products of SiRF and its customers infringe patents held by Broadcom Corporation…” and “Description of SiRF—Legal Proceedings.”

Pursuant to a letter dated May 21, 2009 and received by SiRF on May 29, 2009, United States Customs and Border Protection (“United States Customs”) issued a determination involving the redesigned software incorporated into the GPS devices subject to the limited exclusion order issued by the ITC in the ITC proceeding. United States Customs determined that SiRF has established by a preponderance of the evidence that SiRF’s redesigned GPS chips fall outside of the scope of the exclusion order issued by the ITC. As a result of that ruling, United States Customs determined to issue instructions to United States ports not to exclude from entry into the United States the approved redesigned GPS chips and products containing the same from SiRF. Thus, United States Customs will allow the approved redesigned SiRF products, and products that contain the SiRF chips, to be imported for consumption and sale in the United States.

SUMMARY FINANCIAL DATA OF CSR

The following tables set forth certain historical consolidated financial data for CSR as of and for the periods ended January 2, 2009, December 28, 2007 and December 29, 2006. The historical consolidated financial data as of January 2, 2009 and December 28, 2007 and for the periods ended January 2, 2009, December 28, 2007 and December 29, 2006 are derived from the audited consolidated financial statements of CSR included elsewhere in this proxy statement/prospectus, which were audited by Deloitte LLP. The historical consolidated financial data as of December 29, 2006 are derived from CSR’s consolidated financial statements not included in this proxy statement/prospectus.

The consolidated financial statements of CSR have been prepared in accordance with IFRS, as issued by the IASB.

The information below should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data of CSR” beginning on page 117 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSR” beginning on page 127 of this proxy statement/prospectus. The results of CSR’s acquired companies have been included in CSR’s consolidated financial statements since their acquisition dates.

On May 6, 2009, CSR published financial information for the quarterly period ended April 3, 2009, excerpts of which are attached to this proxy statement/prospectus as Appendix B.

	Period ended
	January 2, 2009	December 28, 2007	December 29, 2006
	U.S.$ in thousands, except per share data
Consolidated Income Statement Data:
Revenue	694,865	848,622	704,695
Gross profit	309,828	396,274	328,659
Operating profit (loss)	(8,515)	150,098	148,995
Profit (loss) before tax	(6,451)	155,599	154,397
Profit (loss) for the period	(6,939)	112,804	111,197

Earnings per share:
Basic (loss) earnings per share	(0.05)	0.86	0.86
Diluted (loss) earnings per share	(0.05)	0.83	0.82

	January 2, 2009	December 28, 2007	December 29, 2006
	U.S. $ in thousands
Consolidated Balance Sheet Data:
Cash and cash equivalents	180,898	77,256	117,494
Net current assets	307,810	267,717	269,000
Net assets	466,746	508,663	406,209
Total assets	591,681	669,830	500,750
Total equity	466,746	508,663	406,209

Other Information:
Number of shares issued at fiscal year end (in millions)	132.9	132.1	130.2

SUMMARY FINANCIAL DATA OF SiRF

The following tables set forth certain consolidated financial data for SiRF as of and for the quarterly periods ended March 28, 2009 and March 31, 2008 and the years ended December 27, 2008, December 31, 2007 and December 31, 2006. The historical consolidated financial data as of December 27, 2008 and December 31, 2007 and for the years ended December 27, 2008, December 31, 2007 and December 31, 2006 are derived from the audited consolidated financial statements of SiRF included elsewhere in this proxy statement/prospectus, which have been audited by Ernst & Young LLP. The historical consolidated financial data as of December 31, 2006 are derived from SiRF’s consolidated financial statements not included in this proxy statement/prospectus. The historical consolidated financial data for the quarterly periods ended March 28, 2009 and March 31, 2008 is derived from SiRF’s unaudited consolidated financial statements included in SiRF’s quarterly report on Form 10-Q for the quarterly period ended March 28, 2009, filed with the SEC on May 5, 2009 and attached to this proxy statement/prospectus as Appendix A.

The consolidated financial statements of SiRF have been prepared in accordance with United States generally accepted accounting principles.

The information below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SiRF” beginning on page 184 and “Selected Historical Consolidated Financial and Supplementary Financial Data of SiRF” beginning on page 164 of this proxy statement/prospectus. The results of SiRF’s acquired companies have been included in SiRF’s consolidated financial statements since their acquisition dates.

For a more detailed discussion of SiRF’s historical consolidated financial data for the quarterly period ended March 28, 2009, see Appendix A, which includes financial information filed by SiRF with the SEC in its quarterly report on Form 10-Q for the quarterly period ended March 28, 2009.

	Quarterly Period Ended		Year Ended
	March 28, 2009	March 31, 2008	December 27, 2008		December 31, 2007		December 31, 2006
			(U.S.$ in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenue	34,248	61,976	232,452		329,380		247,680
Gross profit	13,752	26,371	84,458		167,614		135,743
Operating profit (loss)	(24,136)	(25,987)	(357,339)		(13,129)		4,736
Net income (loss)	(16,938)	(28,085)	(398,973)		(10,397)		2,400
Deemed dividend to preferred stockholders	—	—	—		—		—
Net income (loss) applicable to common stockholders	(16,938)	(28,085)	(398,973)		(10,397)		2,400
Net income (loss) per share:
Basic	(0.27)	(0.47)	(6.47)		(0.19)		0.05
Diluted	(0.27)	(0.47)	(6.47	)(1)	(0.19	)(1)	0.04

	March 28, 2009	March 31, 2008	December 27, 2008		December 31, 2007		December 31, 2006
			(U.S.$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	75,578	108,915	85,840		100,963		133,817
Total assets	183,492	538,017	195,349		563,741		366,663
Long-term obligations, less current portion	1,935	1,506	1,695		1,421		509
Convertible preferred stock	—	—	—		—		—
Total stockholders’ equity	145,034	490,367	155,020		509,412	(2)	327,343

(1)

The diluted net loss per share computation for the years ended December 27, 2008 and December 31, 2007 excludes potentially dilutive repurchaseable common stock, stock options, warrants, restricted stock units and employee stock purchase plan shares as their effect would have been antidilutive. See Note 3 of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for a detailed explanation of the determination of shares used in computing basic and diluted net income (loss) per share.

(2)

On January 1, 2007, SiRF adopted Emerging Issues Task Force, or EITF, No. 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 and Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. The impact of changes in accrued payroll and related benefits, long term deferred and other tax liabilities, and long-term obligations resulting from adoption of these new accounting pronouncements were recorded as cumulative effect adjustments to the opening balance of accumulated deficit in the December 31, 2007 consolidated balance sheet.

SUMMARY PRO FORMA FINANCIAL INFORMATION

The following summary unaudited pro forma consolidated financial information is intended to illustrate the effect of the proposed merger of CSR and SiRF. CSR will account for the merger as an acquisition under IFRS No. 3, Business Combinations.

The information in the table below is extracted from the unaudited pro forma condensed consolidated balance sheet of CSR as of January 2, 2009 and the unaudited pro forma condensed consolidated income statement of CSR for the 53 weeks ended January 2, 2009. The unaudited pro forma condensed consolidated balance sheet as of January 2, 2009 has been prepared as though the acquisition of SiRF occurred as of that date. The unaudited pro forma condensed consolidated income statement for the 53 weeks ended January 2, 2009 has been prepared as though the acquisition of SiRF occurred as of the beginning of such period, namely December 29, 2007. The assumptions underlying the pro forma adjustments are described in the section “Unaudited Pro Forma Financial Information.”

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not show what the results of operations and financial position of CSR would have been if the merger had actually occurred on the dates assumed. This information also does not indicate what the future operating results or consolidated financial position of the combined company will be.

For more detailed information, you should read “Unaudited Pro Forma Financial Information.”

Pro forma
U.S.$ in thousands, except per share data
Pro Forma Consolidated Income Statement Data
Revenue	927,317
Gross profit	407,518
Operating loss	(367,283)
Loss before tax	(367,936)
Loss for the period	(394,233)

Basic loss per share	(2.24)
Diluted loss per share	(2.24)

Pro Forma Consolidated Balance Sheet Data:
Cash, cash equivalents, treasury deposits and investments	367,688
Net assets	733,843
Total assets	901,239
Total equity	733,843

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The primary trading market for CSR ordinary shares is the London Stock Exchange, where CSR ordinary shares trade under the ticker symbol “CSR.L”. As of May 22, 2009, there were 133,508,031 CSR ordinary shares outstanding.

SiRF common stock trades on the NASDAQ Global Select Market under the ticker symbol “SIRF”. As of May 22, 2009, there were 63,888,147 shares of SiRF common stock outstanding.

The following table shows the closing sales price for CSR ordinary shares from the Daily Official List of the London Stock Exchange in pounds sterling and converted into U.S. dollars, and the closing sales price for SiRF common stock as reported by the NASDAQ Global Select Market, and the market value (in U.S. dollars) of the merger consideration per share, in each case on February 9, 2009, the date prior to announcement of the merger agreement and May 22, 2009, the last practicable trading day before printing of this proxy statement/prospectus:

	Closing Sales Price of CSR Ordinary Shares		Closing Sales Price of SiRF Common Stock	SiRF Ordinary Share Price Equivalent Value
February 9, 2009	£1.865	$2.786	$1.08	$2.06	(1)
May 22, 2009	£3.390	$5.395	$3.74	$4.00	(2)

(1)

Consists of the closing sales price of CSR ordinary shares on February 9, 2009 of £1.865, multiplied by 0.741, and converted into dollars at an exchange rate of £1 = $1.4936 (the prevailing exchange rate on such date).

(2)

Consists of the closing sales price of CSR ordinary shares on May 22, 2009 of £3.390 multiplied by 0.741, and converted into U.S. dollars at an exchange rate of £1 = $1.5914 (the prevailing exchange rate on such date as reported on the Daily Official List of the London Stock Exchange). On May 28, 2009, the closing sales price of CSR ordinary shares was £3.383.

The following table shows the high and low market prices for CSR ordinary shares and SiRF common stock for the five most recent full financial years, for each full financial quarter for the two most recent full financial years and for each month within the last six months:

	CSR Ordinary Shares (pence)		SiRF Common Stock (U.S. $)
Year	High	Low	High	Low
2008	600	150.25	25.20	0.79
2007	905	548	34.15	16.20
2006	1,512	613	42.15	18.20
2005	936	301.25	31.60	9.92
2004	441	200	18.76	8.75

	CSR Ordinary Shares (pence)		SiRF Common Stock (U.S. $)
Quarter	High	Low	High	Low
Fourth Quarter 2008	259.75	150.25	1.76	0.79
Third Quarter 2008	347.25	224	4.73	1.51
Second Quarter 2008	395	267.75	8.04	4.32
First Quarter 2008	600	295	25.20	4.67
Fourth Quarter 2007	678	548	30.61	21.66
Third Quarter 2007	905	582	25.22	16.20
Second Quarter 2007	798.50	639.50	29.45	20.35
First Quarter 2007	806.50	612	34.15	23.29

	CSR Ordinary Shares (pence)		SiRF Common Stock (U.S. $)
Month	High	Low	High	Low
April 2009	262.0	234.0	2.83	2.32
March 2009	253.0	183.5	2.43	1.55
February 2009	220.0	179.0	2.15	0.96
January 2009	207.0	157.25	1.69	0.88
December 2008	172.5	150.25	1.76	1.16
November 2008	212.25	159.75	1.64	0.94

The trading price of CSR ordinary shares is denominated in pounds sterling and the pound-dollar exchange rate fluctuates continuously. You are urged to obtain current market quotations for CSR ordinary shares and SiRF common stock and to assess pound/dollar exchange rates before making a decision with respect to the merger agreement.

Currencies and Exchange Rates

References in this proxy statement/prospectus to “dollars”, “$” or “cents” are to the currency of the United States and references to “GBP”, “pounds sterling”, “pounds”, “£”, “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound.

In this proxy statement/prospectus, unless otherwise stated, pounds sterling have been translated into U.S. dollars at the noon buying rate in New York City for cable transfers in pounds sterling as certified for custom purposes by the Federal Reserve Bank of New York, on the date indicated. On May 22, 2009, the latest practicable date for which exchange rate information was available before the printing of this proxy statement/prospectus, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was $1.5892 per £1.00 and the exchange rate reported on the Daily Official List of the London Stock Exchange was $1.5914 per £1.00. These translations should not be construed as a representation that the U.S. dollar amounts actually represent, or could be converted into, pounds sterling at the rates indicated.

The tables set forth below, for the periods and dates indicated, contain information concerning the noon buying rates for pounds sterling expressed in U.S. dollars per pound sterling.

High and low exchange rates of the U.S. dollars per pound sterling for each month during the previous six months:

Month	High	Low
November 2008	1.5956	1.4727
December 2008	1.5581	1.4392
January 2009	1.5216	1.3804
February 2009	1.4898	1.4201
March 2009	1.4055	1.4050
April 2009	1.4990	1.4402

Average exchange rates of the U.S. dollars per pound sterling for the past five years (1):

Year	Average Rate (1)
2008	1.8424
2007	2.0073
2006	1.8582
2005	1.8147
2004	1.8356

(1)	The average of the noon buying rates on the last day of each month during the period.

Dividend Policy

Neither CSR nor SiRF has declared or paid any cash dividends on its capital stock. CSR expects, in accordance with its stated policy, to retain future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future. Any payment of future dividends will be at the discretion of CSR’s board of directors, after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs and plans for expansion.

COMPARATIVE PER SHARE INFORMATION

The following table shows per share data regarding book value per share and income (loss) per share from continuing operations for SiRF and CSR on a historical and on a pro forma combined basis extracted from the data as presented in this proxy statement/prospectus in the section entitled “Unaudited Pro Forma Financial Information.” The pro forma combined book value per share information was computed as if the merger had been completed on January 2, 2009. The pro forma earnings per share information was computed as if the merger had been completed on December 29, 2007. The SiRF pro forma combined equivalent information was calculated by multiplying the corresponding pro forma combined data by the exchange ratio of 0.741. This information is intended to illustrate how each share of SiRF common stock would have participated in the combined company’s earnings per share and book value per share if the merger had been completed on the relevant dates. These amounts are provided for illustrative purposes only and do not necessarily reflect future amounts of earnings per share and book value per share of CSR.

The following comparative per share information is derived from the historical consolidated financial statements of each of SiRF and CSR. The information below should be read in conjunction with the sections entitled “Selected Historical Consolidated Financial Data of CSR” beginning on page 117, “Selected Historical Consolidated Financial and Supplementary Financial Data of SiRF” beginning on page 164 and “Unaudited Pro Forma Financial Information” beginning on page 102 of this proxy statement/prospectus.

SiRF’s 2008 fiscal year began on January 1, 2008 and ended on December 27, 2008; and CSR’s 2008 fiscal year began on December 29, 2007 and ended on January 2, 2009. For purposes of the following table, book value per share information is as at December 27, 2008 in the case of SiRF and January 2, 2009 in the case of CSR, and earnings per share (basic and diluted) is for the year ended December 27, 2008 for SiRF and January 2, 2009 for CSR.

2008
Book Value Per Share[1]
CSR historical	3.64
SiRF historical	2.47
Pro forma combined	4.18
SiRF Pro forma combined equivalent	3.10
Basic Earnings Per Share
CSR historical	(0.05)
SiRF historical	(6.47)
Pro forma combined	(2.24)
SiRF Pro forma combined equivalent	(1.66)
Diluted Earnings Per Share
CSR historical	(0.05)
SiRF historical	(6.47)
Pro forma combined	(2.24)
SiRF Pro forma combined equivalent	(1.66)

[1]	Book Value Per Share is defined as total shareholders’ equity divided by issued shares less treasury shares held as of the balance sheet date.

RISK FACTORS

The merger and the businesses of CSR, SiRF and the combined company involve a high degree of risk. By voting in favor of the proposals submitted to current SiRF stockholders, you will be choosing to invest in CSR ordinary shares. An investment in CSR ordinary shares involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider all of the following risk factors relating to the proposed merger, the combined company and CSR ordinary shares in deciding whether to vote for the proposals submitted to you. The risks that relate particularly to SIRF are set forth below because, as a result of the merger, they will become risks of the combined company.

Risks Related to the Merger

Because the market price of CSR ordinary shares is denominated in pounds sterling and the pound-dollar exchange rate fluctuates continuously, the value of the consideration that you will receive in the merger may decline.

The number of CSR ordinary shares that you will be entitled to receive in the merger for shares of SiRF common stock you own is fixed at 0.741 of a CSR ordinary share per SiRF share. The dollar value of CSR ordinary shares will vary depending on the market price of CSR ordinary shares and the pound-dollar exchange rate. Because the market price of CSR ordinary shares is denominated in pounds sterling and the pound-dollar exchange rate fluctuates continuously, the value of the consideration that you receive at closing may be less than on the date the merger agreement was executed, on the date of this proxy statement/prospectus or on the date of the special meeting. The value of CSR ordinary shares may decline due to various factors, including:

•	declining stock market and/or economic conditions;

•	adverse developments in the business, operations or prospects of CSR or SiRF and/or market concerns about these matters;

•	adverse governmental, regulatory and/or litigation developments regarding the merger, the business of CSR, SiRF or the combined company;

•	market concerns as to whether and when the merger will be consummated;

•	delays in the timing of the consummation of the merger;

•	adverse developments in pending litigation before the U.S. International Trade Commission and U.S. federal courts affecting SiRF; and

•	changes in the prevailing exchange rate.

There will be no adjustment to the exchange ratio or right to terminate the merger agreement based on fluctuations in the market price of CSR ordinary shares.

At the time of the special meeting you will not know the precise value of the merger consideration you will receive for your shares of SiRF common stock on the day the merger closes. You are urged to obtain a current market quotation for CSR ordinary shares and SiRF common stock and information regarding the prevailing pound sterling-U.S. dollar exchange rate at the time of the special meeting.

Sales of a significant number of CSR ordinary shares that SiRF’s stockholders receive in the merger may depress the market price of CSR ordinary shares.

In connection with the merger, SiRF stockholders may sell a significant number of CSR ordinary shares they receive in the merger. SiRF stockholders who may sell CSR ordinary shares after the merger include:

•	U.S. mutual funds, state pension funds and other investors who are not permitted to hold equity securities of non-U.S. companies; and

•	mutual funds and other investors who hold shares of SiRF because SiRF is included in the Russell 2000 Index and Ocean Tomo 300 Patent Index; CSR ordinary shares are not included in these indices.

These sales could depress the market price for CSR ordinary shares after completion of the merger.

CSR may experience difficulties in integrating SiRF’s business with CSR’s existing businesses.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating organizations, systems and facilities that are geographically distant and in different countries;

•	the task of integrating the management and personnel of CSR and SiRF, maintaining employee morale and retaining and incentivizing key employees; and

•	the technical challenges associated with the combination of SiRF’s GPS-location based technologies with CSR’s own technologies.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the combined company after the merger. Moreover, if management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the merger may not be realized.

The combined company may not achieve the synergies CSR and SiRF anticipate for the combined company.

The combined company may fail to achieve the cost savings and revenue enhancements that CSR and SiRF hope will arise from the merger. In particular, the combined company’s ability to successfully realize cost synergies and revenue enhancements and the timing of this realization may be affected by a variety of factors, including but not limited to:

•	its broad geographic areas of operations and the resulting potential complexity of integrating CSR’s and SiRF’s operations;

•	the difficulty of implementing its cost savings plans;

•	the technical challenges associated with the combination of SiRF’s GPS-location based technologies with CSR’s own technologies; and

•	unforeseeable events, including major changes in the industries in which CSR and SiRF operate.

If the cost savings or revenue benefits that CSR and SiRF expect are not realized or are delayed, the combined company’s results of operations and the market price of CSR ordinary shares would be adversely affected.

Uncertainties associated with the merger may cause SiRF or CSR to lose key employees.

The success of the combined company after the merger will depend in part upon CSR’s and SiRF’s ability to retain key SiRF and CSR employees. CSR’s and SiRF’s employees are among their most important assets. If the combined company fails to integrate, motivate and retain these employees after the merger the performance of the combined company will be adversely affected.

The competition for qualified personnel in the semiconductor industry can be very intense. Personnel of SiRF are not subject to employment agreements and may terminate their employment at any time. Accordingly, the combined company is subject to the risk that employees of SiRF and CSR, including their senior executives and key employees, may terminate their employment, as well as the risk that SiRF and CSR may fail to attract qualified personnel to replace any key employees who leave. In either scenario, the business of the combined company may be materially and adversely affected.

Third parties may terminate or alter existing contracts with SiRF.

SiRF has contracts with suppliers, distributors, customers, licensors, licensees, lessors, lenders, insurers and other business partners that have “change of control” or similar clauses that allow the counterparty to terminate or change the terms of their contract upon the closing of the transactions contemplated by the merger agreement. CSR and SiRF will seek to obtain consent from these other parties, but if these third party consents cannot be obtained, or are obtained on unfavorable terms, the combined company may lose protection under certain release agreements and patent non-assertion agreements, may lose certain insurance coverage, may suffer a loss of potential future revenue, may lose confidentiality protection in certain cases and may lose rights to facilities or intellectual property that are material to the business of the combined company.

The merger may result in a loss of SiRF customers or strategic alliances.

As a result of the merger, some of SiRF’s customers, potential customers or strategic partners may terminate or reduce their business relationship with the combined company. Some of SiRF’s customers may not wish to source a larger percentage of their product needs from a single company, or may feel that CSR and thus the combined company is too closely allied with one of their competitors. Potential customers or strategic partners of SiRF may delay entering into, or decide not to enter into, a business relationship with SiRF because of the merger. If SiRF’s relationship with its customers is adversely affected by the merger, the combined company’s business and financial performance would suffer.

There are differences between the rights of SiRF stockholders and CSR shareholders.

After the merger, SiRF stockholders will have their rights as holders of CSR ordinary shares governed by the memorandum and the articles of association of CSR and English law. There are differences between SiRF’s governing documents, on the one hand, and CSR’s governing documents, on the other hand, as well as between the applicable governing laws. As a result, a SiRF stockholder will have different, and in some cases less favorable, rights as a CSR shareholder than as a SiRF stockholder. For further information, see the section entitled “Comparison of Rights of SiRF Stockholders and CSR Shareholders” beginning on page 224 of this proxy statement/prospectus.

Although CSR will become an SEC reporting company as a result of the merger, it will not be subject to the rules and other requirements that would be applicable were CSR a U.S. corporation or were CSR to list its ordinary shares on the NASDAQ Global Select Market, as is currently the case for SiRF, or on any other U.S. securities exchange. The combined company will be subject to a number of rules and recommendations that regulate its corporate governance in the U.K., including the Combined Code on Corporate Governance, but these differ from those applicable to SiRF. In particular, the combined company will not be subject to the corporate governance provisions applicable under the listing rules of any U.S. securities exchange or that apply only to foreign private issuers by reason of a listing in the United States. For example, CSR’s board of directors is subject to different independence definition and composition requirements, its board committees are subject to different requirements and shareholder approval rights are different from those that would apply to a U.S. domestic listed company. A summary of such rules has been included in this proxy statement/prospectus under “Summary of Corporate Governance Standards.” The corporate governance standards applicable to CSR may place emphasis on different types of protections than are emphasized under U.S. listing standards.

SiRF and its directors are parties to pending lawsuits seeking unspecified monetary damages and injunctive relief in connection with the merger.

SiRF and its directors are parties to pending lawsuits by purported SiRF stockholders seeking unspecified monetary damages or injunctive relief, or both, in connection with the merger and other transactions. Predicting the outcome of these lawsuits is difficult. SiRF cannot be certain that lawsuits will not result in the issuance of an injunction, which could prevent or delay the completion of the merger. In addition, an adverse judgment for monetary damages could negatively impact the financial condition of the combined company following the merger. On May 22, 2009, SiRF, the other named defendants and the plaintiffs in pending class action litigation relating to the merger and related shareholder derivative litigation executed a memorandum of understanding to settle the class action and derivative litigation. The settlement, which remains subject to negotiation of final documentation, confirmatory discovery, court approval, final SiRF board approval and consummation of the transactions contemplated by the Merger Agreement, provides that the litigation will be dismissed with prejudice against all defendants. While SIRF and the other defendants to this litigation denied and continue to deny that they committed or intended to commit any violations of law or breaches of duty to SiRF or its stockholders or otherwise, SiRF has agreed, pursuant to the settlement, to make certain supplemental disclosures concerning the merger in this proxy statement/prospectus. In addition, the settlement provides that SiRF will pay plaintiffs’ attorneys fees and expenses, as awarded by the court, in an amount not to exceed $385,000. Although SiRF believes that the additional disclosure is not required under applicable law, SiRF agreed to settle the litigation in order to avoid costly litigation and eliminate the risk of any delay to the closing of the merger. See the section entitled “The Merger—Legal Proceedings Relating to Merger” of this proxy statement/prospectus.

The merger may be completed even if CSR or SiRF has experienced a material adverse change.

In general, under the merger agreement, either party can refuse to complete the merger if there is a material adverse change affecting the other party between February 9, 2009, and the closing. Some adverse changes, events, circumstances or developments will not prevent the merger from going forward, however, even if they would have a material adverse effect on CSR or SiRF, including adverse changes, events, circumstances or developments resulting from, among other things:

•	general economic conditions or conditions generally affecting the semiconductor and software industries, except to the extent CSR and SiRF are materially disproportionately affected;

•	the announcement or pendency of the merger;

•	compliance with the express terms and conditions of the merger agreement;

•	any failure to meet published revenue or earnings estimates that may cause a change in the stock price or trading volume of the respective shares of CSR and SiRF; or

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

If such adverse changes occur and the merger is completed, CSR’s share price may suffer, which in turn may reduce the value of the merger to SiRF stockholders.

During the pendency of the merger, CSR and SiRF may not be able to enter into an attractive merger or business combination with another party because of the restrictions in the merger agreement.

Under the merger agreement, SiRF is generally restricted from acquiring any new businesses or entering into discussions or negotiations regarding alternative purchase transactions, while CSR is restricted from soliciting any transaction that would require the inclusion of additional pro forma financial information in this proxy statement/prospectus, which would be required in the event of material acquisition transactions. As a result, the parties may be at a disadvantage to competitors who are free to pursue acquisition or sale opportunities.

Failure to complete the merger will subject SiRF to financial risks, and could negatively impact the market price of SiRF common stock.

If the merger is not completed for any reason, SiRF will be subject to a number of material risks, including:

•	costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed;

•

the diversion of management attention from the day-to-day business of the companies, reduction in capital spending and the disruption to their employees and their relationships with customers and suppliers during the period before completion of the merger may impact SiRF’s financial and market position if the merger does not occur; and

•

SiRF could be required by the merger agreement under specified circumstances to pay to CSR a termination fee of $3.66 million should SiRF enter into an agreement for or consummate another acquisition transaction within 6 months of the termination of the merger agreement.

In addition, if the merger is terminated and SiRF’s board of directors seeks a different merger or business combination, SiRF may not be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by CSR in the merger.

Some of the directors and executive officers of SiRF have interests and arrangements that could have affected their decision to support or approve the merger.

The interests of some of the directors and executive officers of SiRF in the merger and their participation in arrangements that are different from, or are in addition to, those of SiRF stockholders generally could have affected their decision to support or approve the merger. To review any such interests and arrangements, see the sections entitled “The Merger—Interests of Directors and Officers of SiRF in the Merger.”

Risks Related to the Combined Company

The risks that relate particularly to SiRF are also risks of the combined company, and they are set forth below under the caption “Risks Related to SiRF.”

The combined company may be treated as a passive foreign investment company.

Based on CSR’s current share price (which affects the valuation of certain assets including goodwill) and projections of the combined company’s holdings of cash and liquid assets such as bank deposits and marketable securities, there is a risk that the combined company will be treated as a passive foreign investment company (often referred to as a “PFIC”) for U.S. federal income tax purposes with respect to the current taxable year and thereafter. A non-U.S. corporation generally will be considered a PFIC for any taxable year in which 75% or more of its gross income is passive income, or 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). This determination is highly factual, and will depend upon, among other things, the combined company’s market valuation and future financial performance. If the combined company is classified as a PFIC for any taxable year, holders of CSR ordinary shares who are U.S. taxpayers would be subject to adverse U.S. federal income tax consequences. See “Material Tax Consequences—Material Federal Income Tax Consequences of Owning CSR Ordinary Shares” for more information.

Current severe economic conditions may adversely affect the combined company’s financial performance.

The combined company’s products are predominantly supplied for adoption into devices intended for the consumer market. If current depressed economic conditions persist or worsen, demand levels for the combined company’s customers’ products, and therefore for the combined company’s products, are likely to be materially adversely affected. For example, the current economic downturn has affected the mobile phone industry (due to reduced consumer spending in general), which, in turn, may affect CSR because approximately 80% of CSR’s revenue in 2008 was derived from CSR’s Cellular segment, which comprises mobile phones and headsets, and may affect SiRF because a significant portion of its 2008 revenue was attributable to products that eventually were incorporated in mobile phones. CSR expects that a substantial portion of the combined company’s revenue will derive from the sales to the mobile phone industry and therefore, to the extent that sales of mobile phones decline, the revenue of the combined company could be materially adversely affected. A continued economic downturn is likely to adversely affect CSR’s and SiRF’s key customers and suppliers, thus in turn affecting the combined company’s results of operations and financial condition. In addition, a disruption in the ability of the combined company’s significant customers and suppliers to access sources of liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their future orders of the combined company’s products or the inability or failure on their part to meet their payment obligations to the combined company.

The combined company’s quarterly revenue and operating results are difficult to predict and, if the combined company does not meet quarterly financial expectations, its stock price will likely decline.

The combined company’s quarterly revenue and operating results are difficult to predict. CSR’s and SiRF’s results have in the past fluctuated significantly from quarter to quarter. This trend may continue. The combined company’s operating results in some quarters may be materially below market expectations. This would likely cause the market price of the combined company’s shares to decline. The combined company’s quarterly operating results may fluctuate from quarter to quarter as a result of the risks discussed in this section and other factors, including:

•	delays in the introduction of new products;

•

changes in the relative volume of sales of the combined company’s chip sets, its premium software offerings and its IP cores or other products and product mix, which have significantly different average selling prices and gross margins;

•	unpredictable volume, timing and cancellation of customer orders;

•	the availability, pricing and timeliness of delivery of components used in the combined company’s customers’ products;

•	changes in foreign exchange rates;

•	the timing of new product announcements or introductions by the combined company’s or by its competitors;

•	the introduction or delay in launch of the combined company’s customers’ products that use CSR’s and SiRF’s technology;

•	a decision by one of the combined company’s customers to terminate use of CSR’s and SiRF’s technology;

•	seasonality in the combined company’s various target markets;

•	difficulties in managing the combined company’s product transitions effectively;

•	intangible asset write-downs; and

•	fluctuations in litigation expenses.

The combined company bases its planned operating expenses in part on its expectations of future revenue, and its expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than the combined company expects, the combined company may be unable to reduce its operating expenses proportionately for that quarter, which would harm its operating results.

CSR’s and SiRF’s fabless business model exposes the combined company to risks associated with its suppliers.

Neither CSR nor SiRF owns or operates a fabrication facility. Both CSR and SiRF use independent suppliers to manufacture, assemble and test all of their products. CSR and SiRF are therefore reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test all products and to provide high quality products on time.

CSR subcontracts all wafer fabrication, assembly, testing and shipping to Taiwan Semiconductor Manufacturing Company, or TSMC, and Advanced Semiconductor Engineering, or ASE. SiRF relies on four outside foundries, IBM in the United States, Samsung in South Korea, STMicroelectronics in Italy and France, and TSMC in Taiwan to manufacture substantially all of its products, and also Global Uni Chip, a design foundry, to provide turnkey solutions for its system on chip, or SoC products. Neither CSR nor SiRF has any long-term contracts with any of these third parties, and thus has no assurance as to their long-term availability or cost.

Because the combined company is wholly reliant on these third party subcontractors, it is subject to the risk of:

•

interruptions in manufacturing or testing at supplier sites, resulting for example from earthquake, natural disaster or geopolitical instability, shortage of materials or failures in their own suppliers;

•	financial troubles experienced by its suppliers;

•	quality problems at the suppliers’ sites, which could result in lower yields of suitable integrated circuits or returns of products which fail to perform to the specification;

•	lack of manufacturing capacity; or

•	limited control over delivery schedules, quality assurance and control and production costs.

Adverse developments in any of these areas could have a material adverse effect on the combined company’s financial condition and results of operations.

The length of product design cycles exposes the combined company to risks.

The design and sales cycle for CSR’s and SiRF’s integrated circuits can take up to 24 months to complete, and achieving volume production of products using their integrated circuits can take an additional six months or more. This lengthy design cycle makes it difficult to forecast product demand and the timing of orders, and exposes the combined company to the risk that orders will not ultimately materialize in accordance with the combined company’s expectations. Even if the combined company has a design win, it may never result in volume shipments. In addition, the delays inherent in lengthy design cycles increase the risk that the combined company’s customers may seek to cancel or modify orders.

The combined company may suffer delays or experience problems in the introduction of new products.

CSR’s and SiRF’s products are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are tested. The resolution of these errors could cause the combined company to invest significant capital and other resources and divert technical staff from other development efforts. If the introduction of products is delayed, the combined company’s ability to compete and maintain market share may be materially adversely affected. If the combined company delivers products with errors, defects or bugs, its credibility and the market acceptance and sales of its products could be affected. Errors in hardware and software could also result in customer warranty claims, resulting in additional costs.

Bluetooth could decline in importance or be superseded by an alternative technology.

CSR derives most of its revenue from sales of its Bluetooth-based products. The combined company would be materially adversely affected if Bluetooth were to decline, or be replaced entirely, as the prevailing technology for short-range wireless communication. CSR continues to invest in the development of next generation Bluetooth products, but the combined company’s future products may not gain market acceptance, or they could be rendered obsolete by the development of a new, superior technology.

Bluetooth and GPS could both be integrated into other integrated circuits.

The Bluetooth standard has evolved during its ten-year existence and more technology has been added to the Bluetooth chips. At the same time, CSR’s ability to optimize chip design and industry-wide manufacturing improvements means that the physical size of the Bluetooth-only function has been reduced. If Bluetooth ceases to be used as an “anchor point” around which to integrate other technologies, or if the Bluetooth function were ultimately integrated into one of the so-called cellular-chips in the phone, the combined company’s business would be adversely affected. Similarly, GPS technology may be integrated into one of the so-called cellular chips in the phone, which could also materially adversely affect the business of the combined company.

The combined company is subject to risks associated with the transition to smaller geometry process technologies.

To remain competitive, the combined company expects to continue to transition both CSR’s and SiRF’s semiconductor products to increasingly smaller line width geometries. This transition requires modification to the manufacturing processes and the re-design of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could materially adversely impact the combined company’s results of operations.

The combined company may fail to develop new revenue sources or fail to secure new orders with its new technologies.

The combined company’s future success is dependent upon CSR’s and SiRF’s ability to develop new semiconductor solutions for existing and new markets, introduce those products in a cost-effective and timely manner, and convince leading equipment manufacturers to select those products for design into their own new products. The combined company’s success also depends on the development of these markets and adoption of the technologies by its customers. CSR, SiRF and, therefore, the combined company cannot predict the adoption of these technologies or the growth rate, if any. If the combined company is unsuccessful in achieving these objectives, the combined company’s results of operations will be materially adversely affected.

The integration of CSR’s and SiRF’s wireless technologies may take longer than expected and customer demand for a combined Bluetooth/GPS chip may be slow to develop or may not develop at all.

CSR believes that the merger will enable the combined company to provide customers with wireless connectivity incorporating Bluetooth and GPS through the integration of the technologies of each of CSR and SiRF. While it is believed this will strengthen the combined company as a leader in wireless connectivity solutions, there is a risk that the integration of the respective technologies may take longer to achieve than foreseen or that the demand from customers for wireless connectivity solutions incorporating Bluetooth and GPS in a single die is slower to develop than anticipated or fails to develop at all, with the result that the combined company’s solutions are no more attractive than they would have been had the two companies remained independent. This could have a material adverse effect on the business and financial condition of the combined company.

The combined company is highly reliant upon the success of its customers’ products.

CSR and SiRF both rely on equipment manufacturers to select the combined company’s products to be designed into their products. Even if an equipment manufacturer selects the combined company’s product, the customer’s product may not be commercially successful. As a result, sales of the combined company’s products are largely dependent on the commercial success of its customers’ products. If the customers’ products are unsuccessful, the combined company’s business may be materially adversely affected.

The combined company is subject to the risk of declining prices and volumes on sales of existing products.

The life cycle of both CSR’s and SiRF’s integrated circuits can be relatively short. Through the life cycle, sales may initially increase, but then decline as new, superior products become available. The average selling prices of CSR’s and SiRF’s integrated circuits generally fall over the product’s life cycle. As a result, the combined company is subject to the risk that prices, margins and volumes of its existing products will fall, and the combined company will not have replacement products to counteract the resulting decline in revenues. This could materially adversely affect the combined company’s results of operations.

The combined company is subject to foreign currency exchange risks.

Substantially all of CSR’s sales and cost of sales are denominated in U.S. dollars, which is CSR’s functional currency. A significant portion of CSR’s operating costs and taxation is denominated in pounds sterling. Although CSR puts in place forward exchange contracts 11 to 15 months in advance to fix the exchange rate of the U.S. dollar to pound sterling for the majority of these costs, movements in the U.S. dollar to pound sterling rate impact any pound sterling operating costs not covered by the forward contracts and, in the longer term, movements in the rate of exchange will impact all of CSR’s sterling costs, as it will affect the rate fixed by the forward contracts being put in place for future expenditures. CSR is also exposed to foreign exchange risks from costs recorded in other currencies, which are currently not covered by forward contracts. A material appreciation of the value of the U.S. dollar against pound sterling could have a material adverse effect on CSR’s current year results of operations, mainly due to revaluation losses on sterling-denominated assets, as the forward contracts mentioned above provide a hedge to movements in most sterling-denominated liabilities. A material depreciation of the value of the U.S. dollar against pound sterling could have a material adverse effect on CSR’s future results of operations, due to the recording of sterling operating expense at a higher US dollar exchange rate. For a discussion of the impact of changes in foreign exchange rates on CSR, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSR—Quantitative and Qualitative Disclosures about Market Risk.”

The combined company’s business is cyclical.

The semiconductor industry is cyclical and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions. Such downturns have reflected production overcapacity, excess inventory levels and accelerated erosion in average selling prices, which, were they to occur, could have a material adverse effect on the combined company’s business.

The combined company may not accurately forecast demand for its products, and as a result may hold excess inventory or suffer from product shortages.

The level of inventory required in the combined company’s business is sensitive to changes in the actual demand for the combined company’s products compared with the combined company’s forecast of sales of those products. In addition, CSR and SiRF supply a wide range of products which are not interchangeable between customers or applications. Accurate forecasting of demand in volatile and dynamic sectors such as those in which CSR and SiRF operate can be very difficult, particularly in times of rapidly changing economic conditions and uncertain demand from end consumers for retail products. Actual demand from CSR’s and SiRF’s customers compared to forecasted demand has the potential to vary significantly. If changes in actual market conditions are less favorable than those projected, the combined company will hold higher levels of inventory than is required to satisfy customer demand. This may result in the combined company holding inventory which it is unable to sell, due to customers no longer requiring the product held in inventory. The combined company may need to reduce the selling price of the surplus products in order to sell the inventory, and this may still not be sufficient incentive to customers to sell the excess inventory. In this situation the combined company may suffer reduced margins, inventory write-offs or both. Similarly, in time of growing demand, either generally or for particular products, the combined company may not order sufficient inventory and as a result not be able to meet customer orders in a timely manner. Obtaining additional supply may be costly or impossible, and failing to meet customer needs may adversely affect customer relationships and will reduce the combined company’s revenues and thus adversely affect its results of operations.

The combined company is subject to the risk of claims from customers arising from errors or defects in its products.

Integrated circuits are highly complex products, and the integrated circuits that CSR and SiRF supply to their customers are required to operate to very precise specifications. Errors may occur in the research and development of a product or in its manufacture that are not detected before the product is supplied to customers or installed in the customers’ own finished devices. The manifestation of such errors or fault could result in the customers’ own devices being faulty, which would result in return of the customers’ devices from the consumer. If the failure of the product were to be attributed to the combined company, it may face claims for losses or damages, additional costs for rectifying the defects or replacing the product, and loss of revenue if customers cancel orders. In some cases CSR and SiRF have agreements with customers that provide warranty protection or indemnities. Some of these agreements have limitations on liability, but these limitations may not always be enforceable. Product defects could harm the combined company’s reputation or its relationships with its customers, or lead to claims of various kinds, which could have a material adverse impact on the combined company’s business, financial condition and results of operations, which in turn could impact CSR’s share price. CSR currently maintains, and after the merger expects to maintain, insurance coverage against losses that might arise as a result of product defects. Such insurance policies will contain terms, conditions and levels of coverage as are reasonably available and that are consistent with and appropriate to the size and operations of the combined company. However, CSR cannot assure you that this coverage will be sufficient to cover claims that are asserted against CSR.

The financial difficulties or failure of the combined company’s distributors could cause the combined company to suffer an immediate financial loss and affect its ability to supply products to end customers.

CSR and SiRF supply a significant proportion of their products to end customers through third party distributors. CSR’s largest distributor, Apache, accounted for approximately 24% of CSR’s net revenue in 2008 and 22% in 2007. SiRF’s largest distributor, Promate, accounted for approximately 21% of SiRF’s net revenue in 2008 and 32% in 2007. CSR and SiRF’s distributors are wholly independent third parties, which supplement CSR and SiRF’s own direct marketing and sales efforts. The current economic environment presents significant challenges to the stability of distributors. Uncertain demand patterns, restrictions on credit terms and slowdown in orders represent a significant adverse trading environment for distributors which could affect their ability to continue in business. The combined company is subject to the risk that one or more of its distributors could suffer serious financial difficulties, or be unable to continue in business. In these circumstances, the combined company’s own business with its customers would be disrupted, as its customers may be unable to obtain the combined company’s products on a timely basis. In addition, the combined company may be unable to collect amounts due from a failed distributor for products which have been supplied or to recover those products in default of non-payment. Each of these events could have a material adverse effect on the combined company’s business and financial performance.

The combined company may be unable to protect its intellectual property.

The commercial success of the combined company depends on the ability of CSR and SiRF to protect their intellectual property and trade secrets. Third parties may attempt to copy aspects of CSR’s or SiRF’s products and seek to use information that the combined company regarded as proprietary. There is a risk that the means of protecting the intellectual property rights may not be adequate, and weaknesses or failures in this area could materially adversely affect the combined company’s business. In particular, the laws of certain foreign countries, such as China, in which CSR and SiRF operate and/or from which they derive significant amounts of revenue, do not protect intellectual property to the same extent as, for example, the laws of the United States and western Europe.

The combined company may be subject to claims that it infringes third party intellectual property rights.

In 2007, CSR settled an allegation of patent infringement with WRF. SiRF is also subject to pending patent infringement litigation. The combined company may be subject to further intellectual property claims by third parties who allege that it infringes their patents or other intellectual property rights. Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. Other parties, including companies that assemble a portfolio of patents and use it to derive substantial licensing revenues, may assert intellectual property infringement claims against the combined company’s products, which may infringe the intellectual property rights of third parties. Intellectual property claims could adversely affect the combined company’s ability to market its products, require the re-design of its products or require the combined company to seek licenses from third parties, and seriously harm both its reputation and operating results. The defense of such claims and any adverse settlement could result in significant costs and divert the attention of the combined company’s management or other key employees. As the combined company diversifies into different wireless technologies, it may become more susceptible to these types of infringement claims. If the combined company is found to infringe intellectual property rights of others we may be required:

•	to pay actual damages, royalties, lost profits and the claimant’s attorneys’ fees, which may be substantial;

•	to cease the development, manufacture, use, marketing, advertising or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

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to cease importing the infringing product into the United States or other country if the combined company is subjected to an exclusion order issued by the U.S. International Trade Commission, or similar governmental body or court of competent jurisdiction of any other country;

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expend significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

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obtain licenses to the disputed rights, which could require it to pay substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or cease marketing the challenged products.

See “Description of CSR—Legal Proceedings” and “Description of SiRF—Legal Proceedings.”

The combined company may fail to compete successfully in a very competitive market.

The market for both CSR’s and SiRF’s products is highly competitive and rapidly evolving. CSR and SiRF are both seeing increased competition throughout the market for wireless connectivity products. The increased competition could result in more pronounced price reductions, reduced margins and/or loss of market share. The combined company may be unable to compete successfully against current or future competitors. Within each of the combined company’s markets, the combined company faces competition from public and private companies, as well as the in-house design efforts of its customers. A number of the combined company’s competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than the combined company. The combined company may fail to compete successfully, which could materially adversely affect its business and financial performance.

The combined company relies on a few large customers for a significant portion of its revenue.

CSR works with a broad range of customers across its product portfolio but a few large customers represent a material portion of CSR’s total revenue. CSR’s largest customer accounted for approximately 19% of its net revenues in 2008 and 26% in 2007. SiRF also relies on a few key customers for a material portion of its sales. If the combined company fails to maintain a close relationship with these key customers, or fails to meet the customers’ product needs on a timely basis, the combined company’s revenue could decline materially and its operating results could be materially adversely affected. The combined company is also subject to the risk that one or more of these major customers could have financial or other difficulties, which could result in a decline in its orders to the combined company and thus adversely affect the combined company’s business and financial performance.

The combined company depends on a sole supplier for some critical components.

Both CSR and SiRF purchase critical components from a single supplier for such components. The loss of any such supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise materially adversely affect the combined company’s business and results of operations.

The combined company’s business and future operating results may be materially adversely affected by events outside of its control.

CSR conducts its business in many foreign territories. In addition CSR’s wireless solutions are supplied to end customers based in diverse locations, who in turn market their products worldwide into many countries. CSR’s own operations and also the success of the customers’ products (and therefore the combined company’s financial success) may be affected by changes in economic, financial and political stability in various countries or geographic regions. Adverse changes in one or more of these countries or in geographical regions generally, including, for example, economic decline, failing financial systems, political upheaval, civil unrest, terrorism, wars, outbreaks of diseases or natural disasters, could have a material adverse effect on the combined company’s ability to conduct its business and on its financial and operational performance. For example, CSR procures supplies from, conducts business in or otherwise derives significant revenue from China and Taiwan. While the Chinese government has pursued economic reforms for a number of years, it continues to exert considerable direct and indirect influence on the economy. Future actions by the Chinese government, including the reversal of economic reforms and return to a more centrally planned economy, could have a significant effect on economic conditions in China, which may have a material impact on the combined company’s business and revenue. Further, developments that adversely affect the political stability or economic conditions in Taiwan, including the potential impact of natural disasters on the geographically concentrated operations of CSR’s suppliers, could materially and adversely affect the combined company’s business and revenue.

The combined company may in the future require debt or equity financing, which may not be available on reasonable terms or at all.

The combined company may, in the future, need to raise additional funds to grow or maintain its business. If current severe restrictions in the debt and equity capital markets continue, the combined company may encounter difficulties in raising additional funds, on reasonable terms or at all, through public or private securities issuances, bank borrowing or other means. Any future share issuances may be dilutive to shareholders, and debt financing, if available, may subject the combined company to restrictive covenants. The combined company’s failure to raise capital, if needed, on reasonable terms or at all could have a material adverse effect on its financial condition.

Notwithstanding the fact that the combined company will become an SEC reporting company following the merger, its obligations as a foreign private issuer under the Exchange Act will differ from, and will not be as comprehensive as, the obligations of a domestic SEC reporting company such as SiRF.

Following the merger, CSR will become an SEC reporting company with reporting and other obligations under the Exchange Act, but due to the fact that CSR will qualify as a “foreign private issuer” under the Exchange Act, it will not be subject to the same reporting and other obligations as would apply were it to be treated as a domestic SEC reporting company (as is the case currently for SiRF). For example,

•

although CSR will provide its shareholders with a shareholder circular in connection with its shareholder meetings, those shareholder circulars will not be subject to the Exchange Act rules governing proxy statements;

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although CSR will be required to file an annual report on Form 20-F with the SEC, and will be preparing an annual report under its local rules, the deadline for filing the Form 20-F annual report is later than the deadline for the filing of an annual report on Form 10-K required of domestic SEC reporting companies. Furthermore the financial statements in Form 20-F will be prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, whereas financial statements in a Form 10-K must be prepared in accordance with generally accepted accounting principles in the United States of America; and

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although CSR publishes quarterly announcements in the U.K. and will be subject to requirements to submit to the SEC such quarterly announcements and other materials under cover of a Form 6-K, CSR will not be required to file quarterly reports on Form 10-Q.

In addition, (i) officers, directors and 5% shareholders of CSR will not be subject to the reporting and short-swing profit disgorgement provisions of Section 16 of the Exchange Act, (ii) English law permits a shareholder to initiate a lawsuit on behalf of the company only in limited circumstances and (iii) investors may find it difficult in a lawsuit alleging violation of the U.S. federal securities laws to effect service within the United States upon CSR and the directors and officers of CSR located outside the United States, to enforce in U.S. courts, or outside the United States, judgments obtained against those persons in the U.S. courts, to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States, and to enforce against those persons in the U.K., whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

As a result of the foregoing, the information available to you, as a shareholder of CSR, relative to information available to you, as a stockholder of SiRF, may be less comprehensive and available at different times. For further information, see the section entitled “Comparison of Rights of SiRF Stockholders and CSR Shareholders” of this proxy statement/prospectus, and in particular, the subsections entitled “Short Swing Profits” beginning on page 244, “Proxy Statement and Reports Notices and Reports to Shareholders” beginning on page 245 and “Reporting Requirements” beginning on page 245.

If the combined company fails to realize the anticipated benefits of the merger, there is a possibility that SiRF stockholders would have been better off on a stand-alone basis or upon a liquidation of SiRF.

The success of the merger will depend, in part, on the combined company’s ability to realize the cost savings that CSR and SiRF hope will arise from the merger. If the combined company fails to realize the anticipated benefits of the merger, SiRF stockholders might have been better off on a stand-alone basis or upon a liquidation of SiRF. For example, as of February 9, 2009, SiRF’s book value, which is the total value of the assets that SiRF stockholders could theoretically receive if SiRF were liquidated (ignoring liquidation transaction costs (including fees and expenses and tax costs) and the prior satisfaction of all liabilities, including contingent liabilities), was approximately $19 million more than the value of SiRF implied by the merger consideration at that time.

Risks Related to SiRF

The following risks relate particularly to SiRF and its business, and as a result of the merger will become risks of the combined company. For a more detailed discussion of the risks related to SiRF’s business, see the risk factors set forth in Appendix G, which are based on the risk factors filed by SiRF in its annual report on Form 10-K, as amended, for its fiscal year ended December 27, 2008 with the SEC on April 24, 2009.

The U.S. International Trade Commission, or ITC, has determined that certain products of SiRF and its customers infringe patents held by Broadcom Corporation, or Broadcom. Although SiRF has recently obtained approval from U.S. Customs for the importation of products at issue containing new versions of its software, if Broadcom is successful in obtaining a judgment for substantial monetary damages or granting an injunction against SiRF in relation to SiRF’s alleged infringement, SiRF’s customer relationships may be harmed, and SiRF’s business, revenue, financial position and results of operations could be materially adversely affected.

SiRF and four of its customers are subject to a limited exclusion order and cease and desist orders issued by the ITC, which prohibit the unlicensed entry and sale into the United States of certain products of SiRF and its customers that the ITC has determined infringe six patents held by Broadcom. In August 2008, the ITC concluded that all six of the asserted Broadcom patents were valid and were infringed by certain of SiRF’s products. In 2008, these four customers collectively represented approximately 7% of SiRF’s net revenues, and in the first quarter of 2009, represented approximately 2% of SiRF’s net revenues. Pursuant to a letter dated May 21, 2009 and received by SiRF on May 29, 2009, United States Customs issued a determination involving the redesigned software incorporated into the GPS devices subject to the limited exclusion order issued by the ITC in the ITC proceeding, that SiRF had established by a preponderance of the evidence that SiRF’s redesigned GPS chips fall outside of the scope of the exclusion order issued by the ITC. However, these proceedings may still have an adverse effect on SiRF, including, for example, if Broadcom challenges this ruling and prevails. In addition, on May 27, 2009, SiRF received a letter from one of the customers named in the ITC proceeding seeking compensation from SiRF for approximately $10.3 million in alleged losses and damages it claims to have sustained as a result of the limited exclusion order entered in the ITC proceeding. See “Description of SiRF—Legal Proceedings.” Broadcom has also asked the ITC to commence an informal enforcement proceeding against SiRF and two of its customers alleging violations of the cease and desist orders, which SiRF has opposed. There is a risk that the ITC may commence enforcement proceedings as requested by Broadcom or that Broadcom will pursue other enforcement activities that could materially and adversely affect SiRF’s business, customer relationships or results of operations.

SiRF is also involved in two patent infringement suits with Broadcom in the United States District Court for the Central District of California. One of these suits seeks monetary damages for and injunctive relief from the alleged infringement of certain of the patents at issue in the ITC proceeding and the second seeks similar relief in relation to four other Broadcom patents. There is a risk that in one or both of these cases SiRF could be ordered to pay substantial damages to Broadcom for its alleged past infringement, enjoined from further allegedly infringing activities and/or required to pay royalties for any alleged future infringement at a level determined by the court.

See “Description of SiRF—Legal Proceedings” in this proxy statement/prospectus for further information on SiRF’s pending litigation with Broadcom. No assurance can be made that Broadcom will not seek to commence additional litigation against SiRF or the combined company, or that the pending litigation with Broadcom will not have a material adverse effect on the business of SiRF or the combined company.

SiRF’s sales of its SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines could be materially adversely affected by its litigation with Broadcom.

Sales of SiRF’s SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines contributed significantly to its revenue in 2008. SiRF is involved in patent infringement litigation with Broadcom before the International Trade Commission and in federal court in respect of certain products of SiRF and its customers. In the ITC litigation, SiRF and several of its customers are subject to a limited exclusion order prohibiting the unlicensed entry into the United States of products including certain SiRFstarIII software that the ITC found to infringe Broadcom’s patents. SiRF and those customers are also subject to cease and desist orders in the ITC litigation prohibiting sale of those products in the United States. Although SiRF has released new versions of its SiRFstarIII software that it believes to be non-infringing and has obtained approval from U.S. Customs for the importation into the United States of its modified products containing this new SiRFstarIII software—and for devices containing them—if the new SiRFstarIII software is found to be infringing, SiRF’s business could be materially and adversely affected. In addition, Broadcom may seek to bring an enforcement action against SiRF alleging violations of the limited exclusion order or the cease and desist orders for sales of products including SiRFstarIII software in the United States. See “Description of SiRF—Legal Proceedings” for further information on these proceedings and risks.

SiRF is the defendant in several putative shareholder derivative and class action suits and may be liable to indemnify its officers and directors in these lawsuits.

SiRF and certain of its officers and directors have been named as defendants in a putative class action lawsuit that alleges violations of the Securities Exchange Act of 1934, and shareholder derivative and class action lawsuits alleging breaches of fiduciary duty, a description of which can be found in “Description of

SiRF—Legal Proceedings” of this proxy statement/prospectus. Subject to certain limitations, SiRF is obligated to indemnify its current and former directors, officers and employees in connection with such lawsuits. While SiRF has director and officer insurance, amounts under the policy may not be sufficient to cover SiRF’s indemnification obligations. Regardless of the outcome, this litigation, and any other litigation that may be brought against SiRF or its directors and officers, could be time-consuming, result in significant expense, and divert the attention and resources of its management and other key employees. An unfavorable outcome in such litigation could have a material adverse effect on the combined company’s business, financial condition, results of operations and cash flows. On May 22, 2009, SiRF, the other named defendants and the plaintiffs in the pending class action litigation alleging breaches of fiduciary duty and related shareholder derivative litigation executed a memorandum of understanding to settle the class action and derivative litigation. The settlement, which remains subject to negotiation of final documentation, confirmatory discovery, court approval, final SiRF board approval and consummation of the transactions contemplated by the Merger Agreement, provides that the litigation will be dismissed with prejudice against all defendants. While SIRF and the other defendants to this litigation denied and continue to deny that they committed or intended to commit any violations of law or breaches of duty to SiRF or its stockholders or otherwise, SiRF has agreed, pursuant to the settlement, to make certain supplemental disclosures concerning the merger in this proxy statement/prospectus. In addition, the settlement provides that SiRF will pay plaintiffs’ attorneys fees and expenses, as awarded by the court, in an amount not to exceed $385,000. Although SiRF believes that the additional disclosure is not required under applicable law, SiRF agreed to settle the litigation in order to avoid costly litigation and eliminate the risk of any delay to the closing of the merger.

If the market for GPS-based location awareness capabilities in high-volume consumer and commercial applications does not develop as quickly as SiRF expects, the growth and success of SiRF’s GPS-related business will be limited.

The market for GPS-based location awareness technology in high-volume consumer and commercial applications is continually evolving and its potential is uncertain. Many of these GPS-based applications have not been commercially introduced or have not achieved widespread acceptance. The success of SiRF’s business depends on the rapid development of this market. SiRF cannot predict the growth rate, if any, of this market. The development of this market depends on several factors, including government mandates such as E911 mandate in the United States and E110 mandate in Japan, the development of location awareness infrastructure by wireless network operators and the availability of location-aware content and services. If the market for high-volume consumer and commercial GPS-based applications fails to develop in a timely manner, the growth and success of SiRF’s business may be limited.

GPS could decline in importance or be superseded by an alternative technology.

SiRF derives most of its revenue from sales of its GPS-based products. SiRF would be materially adversely affected if demand for GPS-based products were to decline, or if a new superior technology were developed to facilitate location-based awareness.

Part of SiRF’s business uses a royalty-based business model, which has inherent risks.

In recent periods SiRF has derived a portion of its net revenue from large customers in the wireless markets from royalties paid by licensees of its technology. SiRF depends on its ability to structure, negotiate and enforce agreements for the determination and payment of royalties. If a significant licensee terminates its relationship with SiRF, demands price reductions, decides to adopt its competitors’ technology over SiRF’s technology or if SiRF is unable to negotiate and renew existing agreements with significant licensees, SiRF’s royalty revenue, gross margins and net income could be adversely impacted. SiRF faces risks inherent in a royalty-based business model, many of which are outside of its control.

The GPS market could be subject to governmental and other regulations that may increase the combined company’s cost of doing business or decrease demand for its products.

GPS technology is restricted and its export is controlled. The combined company’s business may be impacted by both domestic and international regulations because its technology relies on the GPS satellite network and radio frequency bands. For example, the United States government may restrict specific uses of GPS technology in some applications for privacy or other reasons and block the civilian GPS signal at any time or in hostile areas. In December 2004, the President of the United States authorized a new national policy that established guidance and implementation actions for space-based positioning, navigation, timing programs, augmentations and activities for United States national and homeland security, civil, scientific, and commercial purposes.

These types of regulations as well as other actions, may limit the growth of the GPS market, such as:

•	changes in the United States government policy for the use of GPS without charge;

•	reallocation of radio frequency bands, including frequency band segmentation or spectrum sharing, which may negatively affect the utility and reliability of GPS-based products;

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adverse decisions by the Federal Communications Commission that result in harmful interference to the delivery of the GPS signals, such as permitting the operation of ultra-wideband radio devices, which may harm the utility and reliability of GPS-based products thereby reducing demand for GPS-based products;

•	changes in the United States government policy to maintain GPS satellites; and

•	a reduction in the number of operating satellites, which may impair the operations or utility of GPS.

The combined company also faces various risks associated with its dependence on GPS satellites and radio frequency bands, including:

•	electronic and mechanical failures or sabotage of satellites;

•	substantial delays in replacing inoperable satellites with new satellites, if replaced at all, as repairing damaged or malfunctioning satellites is currently not economically feasible;

•	disruptions in the GPS satellite network; and

•	unwanted emissions from mobile satellite services and other equipment operating in adjacent frequency bands or inband, which may negatively affect the utility and reliability of GPS-based products.

Governmental and other regulations or actions could interrupt or increase the combined company’s cost of doing business, which may have a material negative effect on its business.

Personal privacy concerns may limit the growth of the high-volume consumer and commercial GPS-based applications and demand for the combined company’s products.

GPS-based consumer and commercial applications rely on the ability to receive, analyze and store location information. Consumers may not accept some GPS applications because of the fact that their location can be tracked by others and that this information could be collected and stored. Also, federal and state governments may disallow specific uses of GPS technology for privacy or other reasons or could subject this industry to regulation. If consumers view GPS-based applications as a threat to their privacy, demand for some GPS-based products could decline, which could materially adversely affect the combined company’s operations and financial results.

Some of SiRF’s customers could become its competitors.

Many of SiRF’s customers are also large integrated circuit suppliers and some of its large customers already have GPS expertise in-house. These large customers have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than SiRF does. The process of licensing SiRF’s technology to and support of such customers entails the transfer of technology that may enable them to become a source of competition to it, despite its efforts to protect its intellectual property rights. SiRF cannot sell to some customers who compete with it. In addition, SiRF competes with divisions within some of its customers. For example, ST-Ericsson, a customer of SiRF, has internally developed a GPS solution for the automotive market in which SiRF competes. Further, each new design by a customer presents a competitive situation. In the past, SiRF has lost design wins to divisions within its customers and this may occur again in the future. There can be no certainty that these customers will not continue to compete with SiRF, will continue to be SiRF’s customers or will continue to license products from SiRF in the same volumes. Competition could increase pressure on SiRF to lower its prices and could negatively impact its profit margins.

Risks Related to CSR Ordinary Shares

As CSR does not intend to list its ordinary shares on a U.S. national securities exchange or create a sponsored ADR program following the merger, a U.S. trading market for CSR ordinary shares may not develop.

CSR does not currently intend to list the CSR ordinary shares on any U.S. securities exchange, and does not have current plans to create a sponsored American Depositary Receipt program for the CSR ordinary shares. As a result, it may be time-consuming and expensive for U.S. holders of shares of SiRF common stock to dispose of their CSR ordinary shares.

If you acquire ADSs as a result of the establishment of one or more unsponsored ADR programs, you will not have the same rights as CSR shareholders.

CSR currently does not expect that it will establish an ADR program representing CSR ordinary shares following the merger. As a result, one or more depositary banks may create, without CSR’s consent or involvement, so-called “unsponsored” ADR programs. If you acquire ADSs issued under any such unsponsored program, you would not be treated as a CSR shareholder. Rather, the applicable depositary bank would be the holder of the CSR ordinary shares underlying any such ADSs. As a holder of ADSs, your rights will be derivative of the rights of the depositary bank, the exercise of which will be governed by the terms of the ADR program (as set forth in a deposit agreement), rather than rights of a shareholder governed by CSR’s constituent documents and applicable law. For example, you will not be able to exercise voting rights attached to the CSR ordinary shares on an individual basis, but instead may be able to appoint the applicable depositary bank or its nominee to exercise voting rights, provided you receive from the applicable depositary bank, and return to the applicable depositary bank, the appropriate information in a timely fashion. You may also not have the opportunity to participate in rights offerings or otherwise exercise shareholder pre-emptive rights.

CSR may decide in the future to terminate its reporting obligations under the Exchange Act.

Under applicable securities laws, the combined company may decide to deregister the ordinary shares with the SEC and terminate its reporting obligations under the Exchange Act if it complies with the SEC requirements to effect such termination. For example, following twelve months after the effective date of the registration statement of which this proxy statement/prospectus forms a part, and assuming CSR has filed at least one annual report with the SEC, CSR will have the ability to terminate its registration under the Exchange Act if there are less than a certain number of resident U.S. holders of the CSR ordinary shares or if the trading volume of such shares is below a certain level. Were CSR to terminate its registration under the Exchange Act, it would no longer be subject to the reporting requirements (for example, filing annual reports on Form 20-F or information regarding certain material events on Form 6-K) and other obligations (for example, those arising under the Sarbanes-Oxley Act of 2002) of an SEC reporting company.

Shareholders in countries other than the United Kingdom will suffer dilution if they are unable to participate in future pre-emptive equity offerings.

Under English law, shareholders usually have pre-emptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of pre-emptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and United States. In particular, the exercise of pre-emptive rights by U.S. shareholders would be prohibited unless the rights offering is registered under the Securities Act or an exemption from the registration requirements of the Securities Act applies. If no exemption applies and the combined company does not wish to register the rights offering, shareholders in the United States may not be able or permitted to exercise their pre-emptive rights. CSR is also permitted under English law to disapply pre-emptive rights (subject to the approval of its shareholders by special resolution and investor committee guidance on the limits of any such disapplication) and thereby exclude certain shareholders, such as overseas shareholders, including in the United States, from participating in a rights offering (usually to avoid a breach of local securities laws).

Your rights as a CSR shareholder will be governed by English law and differ from the rights of stockholders under U.S. law.

Because CSR is a public limited company incorporated under the laws of England and Wales, your rights as a shareholder will be governed by English law and by CSR’s memorandum and articles of association. These rights differ from the typical rights of shareholders in U.S. corporations and from the rights of SiRF stockholders. For example, the rights of shareholders to bring proceedings against CSR or against its directors or officers may be more limited under English law than under Delaware law. In addition, you will not have the same ability to bring legal proceedings under English or U.K. law on behalf of a class of shareholders or other claimants as you would under Delaware or U.S. laws. For further information with respect to CSR’s ordinary shares, see “Description of CSR Ordinary Shares.”

You may have difficulty in effecting service of process on CSR or its directors in the U.S., in enforcing U.S. judgments in the U.K. or in enforcing U.S. securities laws in the U.K. courts.

Most of CSR’s directors and some of the experts named in this proxy statement/prospectus are residents of countries other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon all of the CSR’s directors and executive officers and some of the experts named in this proxy statement/prospectus or on CSR, or to obtain discovery of relevant documents and/or the testimony of witnesses. You may have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any of CSR’s directors and some of the experts named in this proxy statement/prospectus or the combined company (including actions under the civil liability provisions of the U.S. securities laws), and you may also have difficulty enforcing liabilities under the U.S. securities laws in legal actions originally brought in jurisdictions located outside the United States.

The market value of CSR ordinary shares to be issued in the merger and dividends, if ever paid on such shares, may be adversely affected by fluctuations in the exchange rate between the U.S. dollar and the pound sterling.

Fluctuations in the exchange rate between the U.S. dollar and the pound sterling will affect the market value of CSR ordinary shares when expressed in U.S. dollars. If the relative value of the pound sterling to the U.S. dollar declines, the dollar equivalent of the pound sterling price of CSR ordinary shares traded on the London

Stock Exchange will also decline. If CSR were to pay a cash dividend on its ordinary shares, it would do so in pounds sterling; a decline in the relative value of the pound sterling to the U.S. dollar would also result in a decline in the U.S. dollar value of these dividends. U.S. holders of CSR ordinary shares who sell their shares must do so on the London Stock Exchange against payment in pounds sterling. As a result of any fluctuations in the exchange rate between the U.S. dollar and the pound sterling, U.S. holders of CSR ordinary shares may receive a reduced U.S. dollar value upon the sale of their CSR ordinary shares and will also incur transaction costs when converting the pound sterling into another currency.

The market price of CSR ordinary shares is volatile. CSR’s shareholders may be unable to resell their shares at or above the price at which they acquired them.

The stock market in general and CSR ordinary shares in particular have recently experienced significant price and volume volatility. CSR ordinary shares are subject to significant fluctuations due to many factors, including but not limited to the pending merger, fluctuations in operating results, announcements regarding new products, product enhancements or technological advances by it or its competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. CSR’s share price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for its stock, changes in global financial markets and global economies and general market trends unrelated to its performance. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of CSR ordinary shares could be adversely affected by these factors and fluctuations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The disclosure and analysis in this proxy statement/prospectus, including those relating to SiRF’s and CSR’s strategies and other statements that are predictive in nature, or that depend upon or refer to future events or conditions or contain forward-looking statements, including, in the case of SiRF only, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and the Private Securities Litigation Reform Act of 1995, including statements about:

•	the expected growth of SiRF’s and CSR’s product development, and design win traction and momentum;

•	anticipated benefits or success of SiRF’s and CSR’s current and announced products and the market’s demand for the combinations of technologies that the merger is intended to facilitate;

•	projected cost and/or revenue benefits from the merger;

•	potential success of SiRF’s and CSR’s customers’ products;

•	the impact and success of SiRF’s and CSR’s cost-cutting and other restructuring initiatives;

•	the impact of government regulation or other action;

•	the severity and impact on the combined company of the current global economic recession, weakened demand and increased competition;

•	trends in “attach rates” for Bluetooth products, and the rates of acceptance of other technologies that are central to the combined company’s strategy;

•

the demand for and SiRF’s and CSR’s ability to meet market demand for low power and small form factor Global Positioning Systems functionality products and wireless connectivity products, respectively;

•	impact and success of SiRF’s and CSR’s acquisitions or investments;

•	SiRF’s and CSR’s ability to design, produce and market multi-function products;

•	SiRF’s and CSR’s leadership positions in GPS and Bluetooth technologies, respectively;

•	trends in average selling prices;

•

SiRF’s and CSR’s anticipated growth and cash needs, including SiRF’s and CSR’s estimates regarding their respective capital requirements and need for, and ability to obtain and impact of additional financing;

•	the impact from changes in interest rates and foreign currency rates;

•	SiRF’s and CSR’s tax liability;

•	SiRF’s and CSR’s inventory and potential write-offs;

•	SiRF’s and CSR’s access to materials, parts and supplies;

•	SiRF’s and CSR’s relationships with employees;

•	SiRF’s and CSR’s critical accounting policies and adoption of accounting pronouncements;

•	SiRF’s and CSR’s disclosure controls and procedures;

•	SiRF’s and CSR’s dependency on establishing and maintaining relationships with established providers and industry leaders;

•	SiRF’s and CSR’s revenue, sources of revenue, gross margins and operating results and expenses;

•	SiRF’s and CSR’s rights to, and developments of new, intellectual property;

•

SiRF’s and CSR’s business plans or outlooks and any related forecasts or projections relating to any aspect of their respective businesses, anticipated financial or operating results, including the financial forecast and synergies information made available by SiRF to Goldman Sachs for use in its analyses and the synergies anticipated to arise from the merger;

•	SiRF’s expectations regarding SiRF’s dependency on future sales of the SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines;

•	SiRF’s and CSR’s ability to predict product markets and compete in such markets;

•	SiRF’s and CSR’s acquisitions of or investments in complementary technologies;

•	SiRF’s and CSR’s stock and share price volatility;

•	the impact of the International Trade Commission’s findings, including on relationships with customers;

•	SiRF’s and CSR’s compliance with environmental regulations;

•	the merger and future events related to the merger and their potential effects on SiRF, SiRF stockholders and CSR; and

•

SiRF’s and CSR’s anticipated financial and operating results, as well as those of the combined company’s plans, objectives, expectations and intentions, cost savings and other statements related to the merger.

These statements may be identified by such terms as “to,” “being,” “possible,” “may,” “should,” “address,” “designed to,” “provide,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” “intend,” “could,” “can” and similar expressions or the negative of such expressions are intended to identify forward-looking statements. These statements are based on the current beliefs and expectations of SiRF’s and CSR’s managements and are not guarantees of future performance, and reported results should not be considered as an indication of future performance. SiRF’s and CSR’s actual results could differ materially from those discussed in these forward-looking statements as a result of numerous risks and uncertainties, including, among others:

•	a deterioration in general economic conditions, and/or in consumer demand;

•	SiRF’s and CSR’s ability to keep pace with and anticipate rapid technological change;

•	the success of SiRF’s and CSR’s product offerings and the market’s acceptance of those products;

•	the introduction by competitors of products with better performance or functionality or at lower prices;

•	changes to the market for GPS-based location awareness and wireless connectivity capabilities;

•	SiRF’s and CSR’s successful integration of acquired businesses;

•	competitive price pressures;

•	dependence on, and qualification of, foundries to manufacture SiRF’s and CSR’s products, and possible restrictions on production capacity;

•	difficulty in forecasting demand, even in the short term;

•	problems with key customer relationships;

•	problems with key distributor relationships;

•	SiRF’s and CSR’s product warranties;

•	SiRF’s and CSR’s ability to attract, integrate and retain qualified personnel;

•	the impact of SiRF’s and CSR’s intellectual property indemnification practices;

•	the outcome of SiRF’s patent litigation and SiRF’s and CSR’s ability to adapt its products to comply with the outcome of the litigation;

•	trends and uncertainties with respect to consumer demand for SiRF’s and CSR’s products and SiRF’s and CSR’s customers’ products;

•	developments in the semiconductor industry;

•	general volatility in global economic and financial markets, including fluctuations in currency exchange rates, particularly those involving the U.S. dollar and the pound sterling;

•	SiRF’s and CSR’s ability to compete in foreign markets; and

•

other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including SiRF’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.

In addition, actual results of the merger could differ materially from those discussed in these forward-looking statements as a result of other risks and uncertainties, including, among others:

•	SiRF’s and CSR’s ability to satisfy the conditions to the proposed merger on the proposed terms and timeframe;

•	the possibility that the proposed merger does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; and

•	SiRF’s and CSR’s sales to current and potential customers may be disrupted or deferred as a result of the merger.

The forward-looking statements in this proxy statement/prospectus are qualified by the “Risk Factors” beginning on page 24. Each statement speaks only as of the date of this proxy statement/prospectus (or any earlier date indicated in this proxy statement/prospectus) and neither SiRF nor CSR undertakes any obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances, unless required by law. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

All references to “SiRF” mean SiRF Technology Holdings, Inc. and its subsidiaries, except where it is clear from the context that such term means only this parent company and excludes subsidiaries.

All references to “CSR” mean CSR plc and its subsidiaries, except where it is clear from the context that such term means only the parent company and excludes subsidiaries.

All references to the “combined company” mean CSR plc and its subsidiaries, including SiRF, after completion of the merger.

SiRF®, SiRFstar®, SiRFXTrac®, SiRFDRive®, SiRFLoc®, SiRFNav®, SiRFSoft®, SoftGPS®, Centrality®, Atlas®, the SiRF name and orbit design logo and Multimode Location Engine® are SiRF’s registered trademarks. The following are trademarks of SiRF Technology, Inc., some of which are pending registration as intent-to-use applications: SiRFstarIII™, SiRFstarII™, SnapLock™, SnapStart™ , FoliageLock™, SingleSat™, TricklePower™, Push-to-Fix™, SiRF Powered™, SiRFLink™, SiRFDiRect™ LocativeMedia™, SiRFDemo™ , SiRFDemoPPC™, SiRFecosystem™, SiRFFlash™, SiRFFlashEngine™, SiRFFlashEngineEP™, SiRFFlashMulti™, SiRFGetEE™, SiRFInstantFix™, SiRFInstantFixII™, SiRFLocDemo™, SiRFsandbox™, SiRFstudio™, SiRFView™ , Locations; Because Life Moves™ and The Power of Location Now™, SiRFprima™, SiRFatlas™, SiRFtitan™, SiRFGenEE™ and SiRFLocMgr™.

The following are trademarks of Cambridge Silicon Radio Limited, a wholly owned subsidiary of CSR, some of which are pending registration as intent-to-use applications: BlueCore®, CSR™ , CSR & Logo®, MusiCore™ and UniFi®. EGPS® is a registered trademark of Cambridge Positioning Systems Ltd and UbiNetics® is a registered trademark of UbiNetics (Cayman Islands) Limited, both of which are wholly owned subsidiaries of CSR.

This proxy statement/prospectus also includes trade names, trademarks and service marks of other companies and organizations.

THE SiRF SPECIAL MEETING

SiRF is furnishing this proxy statement/prospectus to SiRF stockholders as part of the solicitation of proxies by SiRF’s board of directors for use at the SiRF special meeting.

Date, Time and Place

The special meeting of SiRF stockholders will be held at The Doubletree Hotel, located at 2050 Gateway Place, San Jose, California, on June 25, 2009, at 10:00 a.m., local time.

Purpose of the Special Meeting

The purpose of the special meeting is to consider and vote upon adoption of the Agreement and Plan of Merger, dated as of February 9, 2009, by and among CSR, SiRF and Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR, providing for the merger of SiRF with and into Shannon Acquisition Sub. SiRF will survive the merger as a wholly owned subsidiary of CSR. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix C.

SiRF’s board of directors unanimously recommends approval of the merger. On February 9, 2009, SiRF’s board of directors unanimously:

•	determined that it is advisable and in the best interests of SiRF and its stockholders that SiRF enter into the merger agreement;

•	approved the merger agreement; and

•	resolved to unequivocally recommend that its stockholders vote in favor of the adoption of the merger agreement.

Solicitation of Proxies

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by SiRF’s board of directors in connection with the special meeting of stockholders. The expense of filing, printing and mailing this proxy statement/prospectus and the accompanying material will be borne equally by SiRF and CSR. In addition, SiRF has engaged Okapi Partners to assist in the solicitation of proxies for the special meeting for a fee of approximately $8,500, along with customary charges for shareholder contact, reimbursement of reasonable out-of-pocket expenses and indemnification against certain losses, costs and expenses. SiRF and CSR will share the costs related to the solicitation of proxies in connection with the special meeting.

This proxy statement/prospectus is first being furnished to SiRF stockholders on or about June 2, 2009.

Record Date and Voting Power

Only stockholders of SiRF as of the close of business on May 27, 2009, which is the record date for the special meeting, will be entitled to receive notice of and to vote at the special meeting and any adjournments or postponements thereof. Each share of SiRF common stock is entitled to one vote at the special meeting.

Required Vote

The affirmative vote of the holders of a majority of the shares of SiRF common stock outstanding on the record date and entitled to vote is required to approve the merger agreement and the merger. As of the record date, there were 63,929,173 shares of SiRF common stock outstanding.

Abstentions and Nonvotes; Quorum

Because the required vote of the SiRF stockholders with respect to the merger agreement is based upon the total number of outstanding shares of SiRF common stock, the failure to submit a proxy card, to vote by internet or telephone or to vote in person at the special meeting, or the abstention from voting by a stockholder will have the same effect as a vote against adoption of the merger agreement. Brokers holding shares of SiRF common stock as nominees will not have discretionary authority to vote such shares in the absence of instructions from the beneficial owners thereof, so the failure to provide voting instructions to your broker will also have the same effect as a vote against the adoption of the merger agreement. These are referred to as “broker non-votes.”

The holders of a majority of the shares of SiRF common stock outstanding on the record date and entitled to vote must be present, either in person or by proxy, at the special meeting to constitute a quorum. Any SiRF shares held in treasury by SiRF or by any of its subsidiaries are not considered to be outstanding for purposes of a quorum. Abstentions and broker non-votes, if any, generally count as present for establishing a quorum. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment or postponement of the special meeting, unless the holder is present solely to object to the special meeting.

How to Vote

Vote by Telephone

Record holders and many street-name holders may vote by telephone. Using any touch-tone telephone, please call the toll-free number on your proxy card. Have your proxy card or voting instruction form in hand and when prompted, enter the control number shown on your proxy card or voting instruction form. Follow the voice prompts to vote your shares.

Vote on the Internet

Record holders and many street-name holders may vote on the internet. Please access the website indicated on your proxy card or voting instruction form provided by your broker. Have your proxy card or voting instruction form in hand and follow the instructions. You will be prompted to enter the control number shown on your proxy card or voting instruction form in order to cast your vote via the internet.

Vote by Mail

You can submit your proxy by signing, dating and returning it in the postage-paid envelope provided.

Voting at the Special Meeting

The method by which you vote will not limit your right to vote at the special meeting if you decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote in person at the special meeting.

Revocability and Voting of Proxies

If you sign and submit a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your SiRF shares will be voted “FOR” the adoption of the merger agreement.

Any SiRF stockholder of record who has executed and returned a proxy card or properly voted by telephone or Internet and who for any reason wishes to revoke or change his or her proxy may do so by:

•	submitting a proxy by telephone or through the internet at a later time following instructions on the enclosed proxy card;

•	delivering written notice of revocation to the Secretary of SiRF at the below address at any time before the commencement of the special meeting; or

•	attending the special meeting in person and voting the shares represented by such proxy.

Please note that any SiRF stockholder whose shares are held of record by a broker, bank or other nominee and who provides voting instructions on a form received from the nominee may revoke or change his or her voting instructions only by contacting the nominee who holds his or her shares for instructions on voting revocation procedures. Such stockholders may not vote in person at the special meeting unless the stockholder obtains a legal proxy from the broker, bank or other nominee. Attendance at the special meeting will not, by itself, revoke prior voting instructions.

Revocation of a proxy by written notice or execution of a new proxy bearing a later date should be submitted to:

Secretary

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, CA 95112-4211

Phone: (408) 392-8480

Holders of SiRF common stock who own their shares in street name should contact their broker or financial institution for instructions on the voting revocation procedures of their organization.

Do not include stock certificates when returning the enclosed proxy card.

Delivery of Documents to Shareholders Sharing an Address

If you are a beneficial owner, but not the record holder, of SiRF common stock, your broker, bank or other nominee may only deliver one copy of the proxy statement/prospectus to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. SiRF will deliver promptly, upon written or oral request, a separate copy of the proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered. A stockholder who wishes to receive a separate copy of the proxy statement/prospectus, now or in the future, should submit their request to SiRF by telephone at (408) 392-8480 or by submitting a written request to SiRF Technology Holdings, Inc., Investor Relations, 217 Devcon Drive, San Jose, California, 95112-4211. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future.

Other Matters

It is not expected that any other matter will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incident to the conduct of the special meeting; including (except as stated in the following sentence) postponement or adjournment for the purpose of soliciting votes. However, shares represented by proxies that have been voted “AGAINST” the merger agreement and the merger will not be used to vote “FOR” postponement or adjournment of the special meeting to allow additional time to solicit additional votes “FOR” the adoption of the merger agreement and the merger.

Admission to the Meeting

The following are eligible for admission to the special meeting:

•	all shareholders of record at the close of business on May 27, 2009;

•	persons holding proof of beneficial ownership as of the record date, such as a letter or account statement from the person’s broker;

•	persons who have been granted proxies; and

•	such other persons that SiRF, in its sole discretion, may elect to admit.

All persons wishing to be admitted to the special meeting must present photo identification.

Questions About Voting the Shares of SiRF Common Stock

If you have any questions about how to vote or direct a vote in respect of your SiRF common stock, you may call Okapi Partners, the firm assisting SiRF in the solicitation of proxies, toll-free at (877) 274-8654 banks and brokers may call collect at (212) 297-0720.

Dissenters’ Rights of Appraisal

Under Delaware law, SiRF stockholders that meet the statutory requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of SiRF common stock, as determined by the Delaware Chancery Court, rather than exchange their SiRF common stock for CSR ordinary shares. To exercise appraisal rights, SiRF stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Dissenters’ Rights of Appraisal.” The text of the applicable appraisal rights provisions of Delaware law is included as Appendix F to this proxy statement/prospectus. If a SiRF stockholder fails to exercise its appraisal rights in a timely manner, then the stockholder will lose the right to an appraisal and the stockholder’s shares will be converted into the right to receive the merger consideration.

WHERE YOU CAN FIND MORE INFORMATION

SiRF files annual, quarterly and current reports, proxy statements and other information with the SEC. CSR has filed a registration statement on Form F-4 to register with the SEC the CSR ordinary shares that SiRF stockholders will receive in the merger. This proxy statement/prospectus is a part of the registration statement on Form F-4. This proxy statement/prospectus is a prospectus of CSR as well as a proxy statement of SiRF for its special meeting.

You may read and copy any reports, statements or other information filed by SiRF or CSR at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by SiRF and CSR, at http://www.sec.gov. You may also access the SEC filings and obtain other information about SiRF through the website maintained by SiRF, which is http://www.sirf.com, and information about CSR through the website maintained by CSR, which is http://www.csr.com. CSR publishes annual, half-yearly and quarterly reports, copies of which can be viewed on the London Stock Exchange’s website, www.londonstockexchange.com, and on CSR’s website, www.csr.com. The information contained on these websites is not incorporated by reference into this proxy statement/prospectus.

SiRF and CSR have not authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

THE MERGER

Background of the Merger

SiRF has periodically reviewed and assessed trends and conditions impacting SiRF and the market for GPS-based location technology solutions generally. From time to time, the SiRF board of directors has reviewed the strategic options potentially available to achieve SiRF’s desired scale, including internal growth through customer and product initiatives and growth through acquisitions of other businesses. As a result of increased competition in SiRF’s industry and ongoing consolidation within the greater semiconductor industry generally, SiRF has from time to time considered the possibility of various strategic combinations and commercial arrangements. For example, and as part of pursuing this strategic agenda, in August 2007, SiRF acquired all of the shares of capital stock of Centrality Communications, Inc., a privately-held developer of navigation processor solutions for portable navigation devices for approximately 8.1 million shares of SiRF common stock and $110 million in cash. The acquisition of Centrality was intended to enable SiRF to deliver end-to-end, multifunction location platforms employing system-on-chip, or SoC, technology to location-enable a range of devices and services.

From time to time, the CSR board of directors also reviews strategic opportunities, including potential acquisitions and combinations, that would increase CSR’s revenue and gross margin, add complementary technology pursuant to CSR’s connectivity-centre strategy and otherwise strengthen CSR’s business and operations. For example, and as part of pursuing this strategic agenda, in January 2007, CSR completed the acquisitions of NordNav Technologies AB, or NordNav, and Cambridge Positioning Systems Limited, or CPS.

Beginning at an industry conference in February 2008, representatives of SiRF and CSR began general conversations regarding potential commercial partnership opportunities. The parties had occasional contact after that and in late July 2008, representatives of CSR and SiRF met and held general discussions regarding potential joint marketing efforts to key customers common to both SiRF and CSR and potential cooperation on a new combination multifunction radio integrated circuit chip that would combine SiRF’s GPS-location based solutions with CSR’s Bluetooth wireless connectivity solutions. The discussions at this meeting did not get into details of transaction structure.

On August 20, 2008, the chief executive officer of CSR and the executive chairman and interim chief executive officer of SiRF met regarding these potential commercial partnership opportunities. These discussions began to focus on a more strategic partnership opportunity, including a potential joint venture, an exchange of assets, a cross-licensing arrangement and a business combination.

On September 1, 2008, CSR’s board of directors held a meeting in which CSR’s chief executive officer briefed the board on his meeting with the executive chairman and interim chief executive officer of SiRF. In the meeting, CSR’s board of directors authorized CSR’s senior management to engage in preliminary discussions regarding potential strategic opportunities with SiRF.

On September 3, 2008, CSR’s chief executive officer telephoned SiRF’s executive chairman and interim chief executive officer to confirm that CSR’s board of directors had authorized CSR’s senior management to engage in preliminary discussions regarding potential strategic opportunities with SiRF.

Following the commencement of discussions with CSR, on September 5, 2008, SiRF received an unsolicited oral expression of interest from the financial advisor of another potential strategic partner, referred to as Company A. SiRF’s management had several conversations with representatives of the financial advisor to Company A.

On September 9, 2008, CSR’s board of directors held a regularly scheduled meeting in which CSR’s senior management updated the board on management’s preliminary discussions with SiRF regarding potential strategic opportunities.

After executing a mutual non-disclosure agreement, representatives of CSR and SiRF met on September 11, 2008 to discuss details of a process for the two companies to consider potential strategic partnership opportunities and for sharing mutual due diligence information based on a negotiated list of items.

On September 12, 2008, SiRF’s board of directors held a special meeting where directors were briefed by SiRF management about the unsolicited oral expression of interest from Company A as well as the discussions with CSR. After reviewing the duties of the directors and certain other legal matters with counsel, SiRF’s board of directors determined that, while SiRF was not for sale, management should seek clarification of the indications of interest from both CSR and Company A. SiRF’s board of directors authorized management to allow Company A and CSR to conduct due diligence on SiRF.

Throughout the discussions regarding potential strategic partnership opportunities, SiRF’s board of directors closely supervised SiRF’s management, representatives and advisors and held frequent meetings with its representatives and advisors. SiRF’s chairman and interim chief executive officer and another director were closely involved in the consideration and negotiation of the potential strategic transactions, and communicated regularly with other board members. SiRF’s management, under the supervision of SiRF’s board of directors, sought to serve the interests of the stockholders by indicating to each party that other interested potential strategic partners existed, but without specifying the identities of such other potential strategic partners or any other details of discussions regarding other transactions. In addition, SiRF’s board of directors and management endeavored to provide each potential strategic partner with a reasonable opportunity to consider a transaction with SiRF and with an appropriate amount of information given the degree of interest expressed by such potential strategic partner.

On September 17, 2008, CSR’s management held meetings with its outside legal counsel Slaughter and May and special U.S. counsel Paul, Weiss, Rifkind, Wharton & Garrison LLP, or Paul, Weiss, to discuss matters related to the structure of any potential strategic transaction.

On September 18 and 19, 2008, representatives of CSR and SiRF met in London to continue discussions regarding the potential strategic partnership opportunities and to exchange due diligence information. At this meeting, representatives of SiRF presented limited due diligence materials and discussed with CSR its concerns regarding the risk profile of SiRF’s business.

On September 18, 2008, SiRF’s board of directors met and discussed the status of discussions with CSR and the unsolicited indication of interest from Company A. After reviewing the duties of the directors and certain other legal matters with counsel, SiRF’s board of directors determined that management should continue to seek clarification of the indications of interest from both CSR and Company A.

On September 22 and 23, 2008, representatives of SiRF and CSR met to continue to discuss potential strategic partnership opportunities and exchange additional due diligence information.

On October 1, 2008, representatives of SiRF and CSR met to further explore potential strategic partnership transactions. At the meeting, it became clear to each party that a potential merger between the two companies would be more efficient than a joint venture or the other potential strategic partnership opportunities being discussed, because (a) the potential operational and technological efficiencies, cost synergies and potential revenue growth in a merger were greater, (b) implementing a definitive joint venture or other similar transaction could prove slow and complex and would result in a less compelling and potentially confusing business case for customers and investors, and (c) retaining two infrastructures for essentially one combined business could potentially result in significant inefficiencies. In addition, a merger might allow the combined company to leverage the engineering capabilities of both companies to a greater degree and provide the necessary scale to compete in their rapidly changing markets. Representatives of SiRF emphasized that SiRF was not for sale and that a strategic business combination structured through mutual equity participation would be most attractive.

During the period from October 1, 2008 through the signing of the merger agreement on February 9, 2009, there were frequent and regular telephone and electronic contacts between representatives of SiRF and CSR to explore details of the potential strategic business combination and to coordinate mutual due diligence.

From the period from September 5, 2008 through October 8, 2008, representatives of SiRF and Company A had several discussions and exchanged limited diligence information for the purpose of establishing a framework for future discussions. On October 8, 2008, representatives of SiRF met with representatives of Company A and its financial advisors to discuss a potential business combination, and SiRF agreed to provide diligence information to Company A pursuant to a non-disclosure agreement.

From time to time, representatives of SiRF had general commercial discussions with representatives of another industry participant, referred to as Company B. On or about October 10, 2008, during one of these commercial discussions between SiRF’s executive chairman and interim chief executive officer and Company B’s chief executive officer, Company B indicated its interest in exploring a potential business combination with SiRF.

On October 14, 2008 and October 15, 2008, representatives of SiRF and Company A met for the purpose of providing due diligence information regarding SiRF, and the parties discussed Company A’s concerns regarding the risk profile of SiRF’s business.

On October 15, 2008, SiRF’s vice president of strategic corporate initiatives met with Company B’s chief executive officer to discuss Company B’s interest in a potential business combination between SiRF and Company B, and to schedule mutual due diligence meetings.

On October 16 and 17, 2008, representatives of SiRF and CSR met to conduct further discussions on a potential strategic business combination and to exchange mutual due diligence information. Also on October 16 and 17, 2008, the executive chairman and interim chief executive officer of SiRF met with CSR’s chief executive officer and CSR’s chairman to discuss the potential strategic business combination.

On October 20, 2008, representatives of SiRF met with representatives of Company B to discuss Company B’s interest in a potential business combination, to exchange mutual due diligence information pursuant to a non-disclosure agreement, and to discuss Company B’s concerns regarding the risk profile of SiRF’s business.

On October 22, 2008, SiRF’s board of directors held a regularly scheduled meeting, and was briefed on the interests expressed by Company A, Company B and CSR in a potential transaction. During this meeting, SiRF’s board authorized management to engage Simpson Thacher & Bartlett LLP, or Simpson Thacher, as special legal counsel to SiRF. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. SiRF’s board of directors discussed each potential transaction and counterparty and determined that, while SiRF was not for sale in light of strategic alternatives being considered and the then-current market environment, management should continue to seek clarification regarding the indications of interest.

On October 28, 2008, CSR’s board of directors held a regularly scheduled meeting in which CSR’s senior management provided an update on discussions with SiRF regarding a potential strategic transaction.

On November 3, 2008, Company A delivered a letter to SiRF outlining its interest in a potential acquisition of all of the outstanding SiRF equity at an all cash price of $2.10 per share of SiRF common stock, subject to additional due diligence and negotiation of a definitive agreement on an exclusive basis.

On November 4, 2008, representatives of SiRF’s board of directors met and were briefed by management on Company A’s proposal as well as the discussions with CSR and Company B. During this meeting, SiRF’s board authorized management to engage Goldman, Sachs & Co., or Goldman Sachs, as financial advisor. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. SiRF’s board authorized and instructed management to seek further clarification regarding the terms of the proposal from Company A and the indications of interest from both CSR and Company B, and to provide appropriate due diligence information regarding SiRF to accomplish this.

Also on November 4, 2008, representatives of SiRF met with representatives of CSR to discuss the potential strategic business combination between SiRF and CSR and to exchange additional due diligence information.

On November 12, 2008, SiRF’s board of directors met and was briefed by management on the continued potential interest in SiRF by Company A, Company B and CSR. In particular, SiRF’s board reviewed Company A’s November 3, 2008 letter in which Company A made a conditional proposal for a potential cash acquisition of SiRF. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. Representatives of Goldman Sachs discussed with SiRF’s board certain financial analyses and other information. SiRF’s board then reviewed the potential values and advantages and disadvantages that might be realized in a potential transaction with CSR, Company A or Company B, the desirability to conduct further financial analyses, and the necessity to further develop SiRF’s business plan and financial forecasts. SiRF’s board of directors, management and legal and financial advisors then discussed potential responses to Company A’s November 3, 2008 letter and other potential strategies. SiRF’s board of directors also discussed whether it could best realize long-term stockholder value as part of a combined global semiconductor enterprise with greater scale and reach or whether it should pursue a process to sell SiRF. SiRF’s board of directors concluded that, in light of the then-current market environment and the then-current trading price of shares of SiRF common stock on the NASDAQ Global Select Market, as well as pending indications of interest from both CSR and Company B, neither a sale of SiRF at the price proposed by Company A, nor the initiation of a process designed to solicit a cash sale of SiRF, was desirable at that time.

Following these discussions, SiRF’s board of directors authorized and instructed management to continue to investigate the potential strategic interests expressed by CSR, Company A and Company B. In addition, SiRF’s board of directors authorized and instructed SiRF’s management and financial advisors to respond to Company A and its advisors that SiRF was not interested in pursuing the proposal pursuant to the terms and conditions set forth in Company A’s November 3, 2008 letter, but that SiRF would be prepared to make more information available to Company A so that Company A could determine whether it wished to make a more attractive proposal.

On November 13, 2008, representatives of SiRF and CSR and their respective financial advisors held meetings regarding a proposed strategic business combination between SiRF and CSR and exchanged due diligence information.

On November 14, 2008, after several weeks had passed without contact from Company B, SiRF’s executive chairman and interim chief executive officer made an inquiry to a member of Company B’s board of directors regarding Company B’s interest in a potential transaction with SiRF. The Company B board member stated that Company B had determined not to explore a potential transaction with SiRF due to market conditions and Company B’s assessment of the risk profile of SiRF’s business.

On November 15, 2008, representatives of SiRF telephoned representatives of Company A to communicate SiRF’s response to Company A’s November 3, 2008 letter. Representatives of Company A requested the opportunity to obtain additional due diligence information from SiRF, and SiRF responded that provision of further information would be contingent upon Company A executing a standstill and non-solicitation agreement.

On November 24, 2008, SiRF signed a standstill and non-solicitation agreement with Company A, and representatives of Company A met with representatives of SiRF to receive additional due diligence information.

On December 4, 2008, SiRF held a board of directors meeting. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. SiRF’s management informed the board that Company B had ceased discussions with SiRF, that SiRF had provided additional due diligence information to Company A, and that CSR continued to be interested in a potential strategic business combination with SiRF. SiRF’s chairman and interim chief executive officer shared with the other SiRF board members the substance and results of the November 14, 2008 discussions with the Company B board member.

SiRF’s board authorized and instructed management to seek further clarification regarding the terms of the proposal from Company A and the indication of interest from CSR.

On December 9, 2008, CSR’s board of directors held a regularly scheduled meeting in which CSR’s management outlined current discussions with SiRF regarding a potential strategic transaction. During this meeting, CSR’s board of directors authorized management to submit a written indication of CSR’s interest in a potential strategic business combination. Following the meeting, CSR delivered a letter to SiRF indicating CSR’s interest in a potential strategic business combination between the two parties. In this letter, CSR indicated a value for SiRF of 25% of the combined equity of the two companies, based on certain assumptions, and that its interest was subject to satisfactory completion of CSR’s due diligence, approval by CSR’s board of directors, and negotiation of a mutually satisfactory definitive agreement. CSR further requested that SiRF agree to proceed with discussions on an exclusive basis with CSR for 60 days.

On December 12, 2008, CSR’s chief executive officer and other representatives of CSR management met with SiRF’s executive chairman and interim chief executive officer as well as other representatives of SiRF management to conduct mutual due diligence and to discuss the outline of CSR’s proposal.

On or about December 15, 2008, representatives of Company A separately telephoned SiRF’s executive chairman and interim chief executive officer and vice president of strategic corporate initiatives to inform SiRF that Company A had reconsidered its views on a potential transaction with SiRF in light of greater economic uncertainty and determined that it was no longer in a position to pursue its earlier indication of interest or make a more attractive proposal to SiRF.

On December 16, 2008, SiRF held a board of directors meeting to review the status of the indications of interest received. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. Representatives of SiRF’s management briefed the board on the status of discussions regarding the proposed transactions. SiRF’s management informed the board that Company A had been provided with additional diligence information but had determined not to pursue its earlier indication of interest, and that CSR continued to be interested in a potential strategic business combination with SiRF. SiRF’s board of directors, management and legal and financial advisors then discussed potential responses to CSR’s December 9, 2008 letter and other potential strategies. SiRF’s board considered whether to attempt to solicit additional interest in SiRF from other potential strategic or financial partners, and the risk that additional interest would cause CSR to withdraw from pursuit of a strategic business combination with SiRF. SiRF’s board of directors resolved to conduct further due diligence on CSR and not to accept CSR’s request for exclusivity pending further clarification of the terms of CSR’s proposal.

Representatives of SiRF and CSR and their respective financial advisors met on December 18 and 19, 2008 to exchange mutual due diligence information and to discuss the framework for negotiation of a potential strategic business combination. Representatives of SiRF and CSR discussed CSR’s December 9, 2008 proposal, and representatives of CSR renewed the request to negotiate with SiRF on an exclusive basis.

On December 28, 2008, SiRF’s vice president of strategic corporate initiatives (who is also a member of SiRF’s board of directors) delivered a letter to CSR outlining conditions that would need to be satisfied before SiRF management would recommend to SiRF’s board that it agree to negotiate with CSR on an exclusive basis for a period not longer than 30 days, including completion of an evaluation by each party of the final decision in respect of proceedings involving SiRF at the U.S. International Trade Commission, or ITC, agreement between representatives of SiRF and CSR on a range of contemplated exchange ratios sufficiently narrow so that both sides could be confident that a mutually agreeable exchange ratio could be reached, receipt by SiRF of a draft transaction agreement containing terms that SiRF determined would be an acceptable starting point for negotiations and commencement of mutual documentary due diligence.

On December 31, 2008, CSR’s chief financial officer and another member of CSR’s board of directors replied to SiRF’s letter dated December 28, 2008, affirming CSR’s general agreement to proceed with discussions regarding a potential strategic business combination on the basis of the terms set forth in SiRF’s December 28, 2008 letter.

On January 7 and 8, 2009, representatives of SiRF and CSR and their financial advisors met to exchange mutual due diligence information. Following the meeting, SiRF’s vice president of strategic corporate initiatives and CSR’s chief executive officer discussed the bases for determining the proportion of the equity of the combined company to be issued to SiRF’s stockholders in a potential strategic business combination, and tentatively determined to base this calculation on a comparison of revenues over a certain historical and prospective period.

On January 9, 2009, SiRF’s board of directors met to discuss, among other matters, discussions with CSR. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. Representatives of Goldman Sachs discussed with SiRF’s board certain financial analyses and other information. SiRF’s board discussed the letter delivered to CSR by SiRF on December 28, 2008, confirmed the approach outlined by SiRF’s management therein, and resolved not to enter into exclusive negotiations with CSR pending satisfaction of the terms set forth in SiRF’s letter.

On January 10, 2009, representatives of CSR met with representatives of SiRF to discuss the ITC’s final decision in the proceedings involving SiRF.

On January 12, 2009, Paul, Weiss delivered on CSR’s behalf an initial draft of an agreement and plan of merger between SiRF and CSR (the “proposed merger agreement”), whereby a newly created wholly owned Delaware subsidiary of CSR would merge with and into SiRF, rendering SiRF a wholly owned subsidiary of CSR, and SiRF’s stockholders would become entitled to receive newly issued ordinary shares of CSR.

On or about January 12, 2009, in response to a telephone message from the general counsel of Company B, the general counsel of SiRF telephoned the general counsel of Company B, who inquired whether SiRF could propose hypothetical transaction structures where the risk profile of SiRF’s pending legal proceedings would remain with the historical SiRF stockholders and not be borne by the stockholders of Company B or the combined company. The general counsel of SiRF informed other members of SiRF senior management of this call.

On January 13, 2009, SiRF made available to representatives of CSR and its advisors an electronic data room to review SiRF’s due diligence materials and CSR made available to representatives of SiRF and its advisors an electronic data room to review CSR’s due diligence materials.

On January 16 and 17, 2009, representatives of SiRF, CSR and their respective financial advisors met for mutual due diligence sessions. During these meetings, representatives of SiRF indicated to CSR that the proposed merger agreement prepared by Paul, Weiss did not satisfy the requirements of SiRF’s letter dated December 28, 2008 due to SiRF’s opinion that the proposed merger agreement contained undue conditionality and overly broad representations and warranties required of SiRF, and changes would be needed to continue negotiations with CSR on an exclusive basis.

On January 20, 2009, Paul, Weiss delivered to Simpson Thacher a revised draft of the proposed merger agreement on behalf of CSR in response to the concerns expressed by SiRF’s management. Also on January 20, 2009, representatives of CSR and SiRF met to discuss SiRF’s business and risk profile, and the ITC’s final decision.

On January 21, 2009, SiRF’s board of directors met for a regularly scheduled meeting, during which it discussed the latest developments in the negotiations between SiRF and CSR for a potential strategic business combination and areas of focus for the potential integration, including potential synergies related to sales, marketing, personnel and technology. Representatives of SiRF management also briefed SiRF’s board on the communication received from Company B’s counsel. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. Representatives of Goldman Sachs discussed with SiRF’s board certain financial analyses and other information. SiRF’s board of directors considered the advantages and disadvantages of a potential strategic business combination with CSR, the prospects for SiRF as an independent company, and the integration risks of combining SiRF with CSR. SiRF’s board concluded that the prospect of designing and marketing various combinations of products that leverage SiRF’s GPS-location based solutions with CSR’s Bluetooth wireless connectivity solutions within a large combined market was a compelling strategic opportunity that could deliver significant long-term value to the stockholders of SiRF. SiRF’s board also reviewed whether CSR had satisfied SiRF’s management’s criteria for moving forward on exclusivity. SiRF’s management reported that (i) each party had an opportunity to review the final ITC decision involving SiRF, (ii) the parties had agreed on a basis to determine the contemplated exchange ratio, (iii) SiRF had received a proposed transaction agreement revised in response to SiRF’s management’s specific concerns and (iv) mutual due diligence had commenced.

At the conclusion of the January 21, 2009 meeting of SiRF’s board of directors, the independent directors of SiRF’s board (including all members of SiRF’s board of directors, other than Messrs. Banatao and Chadha) met in closed session to discuss with representatives of Goldman Sachs and Simpson Thacher alternatives to the proposed transaction with CSR, including whether to attempt to renew negotiations with Company A or Company B or to attempt to initiate a process to sell SiRF (taking into account, among other things, the fact that no other parties had communicated any further interest in a potential transaction with SiRF). SiRF’s independent directors considered the likelihood of generating additional interest in SiRF from other potential strategic or financial partners, and the risk, as communicated by representatives of CSR, that CSR would likely withdraw from pursuit of a strategic business combination with SiRF if SiRF were to initiate a process to sell SiRF. SiRF’s independent directors also considered the risk of a delay in negotiations with CSR or any refusal by SiRF to negotiate exclusively with CSR, and the outlook for SiRF as an independent company in the absence of any transaction. Following the session of the independent directors, SiRF’s board of directors authorized SiRF’s management to enter into a 30-day exclusivity period with CSR to negotiate a proposed strategic business combination. Pursuant to the exclusivity agreement, SiRF agreed (i) to immediately terminate any existing negotiations regarding alternative acquisition proposals and (ii) for a period of 30 days from the date of the agreement not to, directly or indirectly, solicit or enter into any negotiations regarding any unsolicited proposal to acquire SiRF. However, SiRF retained the right to terminate the agreement if SiRF received a bona fide unsolicited takeover proposal that SiRF’s board of directors determined was reasonably likely to lead to a proposal superior to CSR’s proposal. In coming to the decision to enter into the exclusivity agreement with CSR, SiRF’s board of directors considered (i) Company B’s determination not to explore a potential transaction with SiRF as communicated to SiRF’s executive chairman and interim chief executive officer by a member of Company B’s board of directors on November 14, 2008, (ii) the nature and scope of the subsequent communication from Company B’s counsel, (iii) the status of negotiations between SiRF and CSR regarding a potential strategic business combination and (iv) the fact that the exclusivity agreement would prevent SiRF from consulting with other potential strategic partners to solicit their interest in a transaction. The independent directors also requested that SiRF management seek a meeting between SiRF’s board and CSR’s senior management.

On January 21, 2009, SiRF executed a letter agreement with CSR agreeing to conduct negotiations with CSR for 30 days on an exclusive basis, subject to certain conditions and exceptions, including SiRF’s ability to terminate the agreement in response to certain unsolicited takeover proposals.

On January 22 and 23, 2009, representatives of CSR and SiRF met to discuss financial and accounting due diligence and to discuss a possible meeting between the SiRF board of directors and CSR senior management.

On January 23 and 24, 2009, CSR’s management discussed internally the status of the ongoing due diligence and the possibility of meeting with SiRF’s board of directors on January 30, 2009.

On January 26, 2009, Simpson Thacher delivered a markup of the proposed merger agreement on behalf of SiRF to Paul, Weiss.

On January 27, 2009, representatives of SiRF and CSR and their respective financial advisors had a conference call to discuss the structure of the potential strategic business combination.

On January 28 and 29, 2009, the chief executive officer of CSR and the executive chairman and interim chief executive officer of SiRF met to discuss the potential strategic business combination.

On January 30, 2008, SiRF’s board of directors met. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. SiRF’s board was then briefed by SiRF management about the status of its due diligence of CSR, the discussions with CSR regarding a proposed strategic business combination and the status of pending legal proceedings. SiRF’s board discussed the advantages and disadvantages of a proposed strategic business combination with CSR and the potential impact a merger would have on SiRF’s current business. That evening, SiRF’s board met with CSR’s chief executive officer and chief financial officer to discuss the potential strategic business combination of SiRF and CSR.

On February 2, 2009, Paul, Weiss delivered to Simpson Thacher a revised draft of the proposed merger agreement on behalf of CSR.

On February 3, 2009, SiRF’s board of directors met to discuss the status of the proposed strategic transaction with CSR. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board. SiRF’s management presented the results of its due diligence investigation of CSR, and updated the board on the status of negotiations with CSR. Representatives of Goldman Sachs discussed with SiRF’s board certain financial analyses and other information. Representatives of Simpson Thacher reviewed open legal points on the proposed merger agreement, as well as an indicative timetable of key milestones that would need to occur to consummate the potential transaction. SiRF’s board of directors discussed how the potential merger could affect current relationships with customers, clients, suppliers and key employees, the potential advantages and disadvantages that might be realized in the proposed strategic combination with CSR, and the relative advantages and disadvantages of a strategic combination with CSR versus remaining independent. Representatives of Simpson Thacher noted that the draft of the proposed merger agreement would preserve the ability of SiRF’s board to pursue another transaction proposal upon the payment by SiRF of a termination fee to CSR in an amount to be agreed.

Between February 4 and 6, 2008, representatives of SiRF, CSR and their respective legal and financial advisors met for three days of mutual due diligence meetings and negotiations of the terms of the proposed transaction. During these meetings, the parties exchanged detailed comments and revised drafts of the proposed merger agreement, and CSR requested that SiRF’s executive chairman and interim chief executive officer and SiRF’s vice president of strategic corporate initiatives, in their capacities as SiRF stockholders, execute voting agreements in favor of the transaction. The parties also discussed various termination fee structures. SiRF initially requested a higher reverse termination fee, which CSR was unable to accommodate in light of limitations on the size of termination fees payable by U.K. companies under English law. Accordingly, SiRF sought an equal sized breakup fee payable by it, which both parties understood to be less than the maximum fee SiRF could have agreed to.

On February 6, 2009, CSR’s board of directors held a meeting in which CSR’s management provided an overview of discussions with SiRF, discussed management’s due diligence investigation of SiRF and outlined the terms of the proposed merger agreement. In addition, representatives of Paul, Weiss discussed certain risks associated with the pending litigation involving SiRF and the SiRF directors and the potential impact these may have on SiRF. Representatives of UBS Limited, or UBS, and N.M. Rothschild & Sons, Ltd, CSR’s financial advisors, discussed the proposed transaction with CSR’s board, and responded to various questions posed by CSR’s directors concerning the proposed terms and consideration. CSR’s board of directors then authorized management to continue negotiations with SiRF regarding the terms of the proposed transaction, subject to informing the board of developments.

On February 7 and 8, 2009, legal representatives of SiRF and CSR conducted additional negotiations and exchanged further revised drafts of the proposed merger agreement.

On February 8, 2009, SiRF’s board of directors convened a meeting to discuss the revised terms of the proposed merger agreement and the transactions contemplated thereby. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board, including a summary of the key terms of the proposed merger agreement, and a summary of remaining open points. Representatives of Goldman Sachs discussed with SiRF’s board certain financial analyses and other information. SiRF’s board of directors discussed alternatives to the potential strategic business combination with CSR, including the possibility of generating additional interest in SiRF from other strategic or financial partners, and the outlook for SiRF as an independent company. SiRF’s board of directors directed SiRF’s management and legal and financial advisors to continue their discussions with CSR with attention to remaining open issues. SiRF’s board of directors also directed management to invite CSR’s chief executive officer to address SiRF’s board of directors and to discuss the potential integration of the two companies. At the conclusion of the February 8, 2009 meeting of SiRF’s board of directors, the independent directors of SiRF’s board met in closed session to discuss the proposed transaction with CSR.

During the evening of February 8, 2009 and the morning of February 9, 2009, representatives of SiRF, CSR and their respective legal and financial advisors conducted further negotiations. On February 9, 2009, SiRF’s board of directors convened a meeting to consider the proposed transaction. Prior to this meeting, representatives of Simpson Thacher had presented to the members of the board a written summary of the proposed merger agreement as well as the latest draft of the merger agreement. At the outset of the meeting, CSR’s chief executive officer addressed SiRF’s board of directors and outlined his vision for creating an integrated combined company, and answered questions from individual directors. After this discussion, CSR’s chief executive officer left the meeting. Representatives of Simpson Thacher reviewed the duties of the directors and certain other legal matters with SiRF’s board, including a review of the summary of, and a discussion of specific terms of, the proposed merger agreement. Representatives of Goldman Sachs presented certain financial analyses and other information regarding SiRF, CSR and a potential strategic business combination of SiRF and CSR. Goldman Sachs then delivered its oral opinion (which was subsequently confirmed in writing later that day), to the effect that, as of February 9, 2009, and based upon and subject to the limitations, qualifications and assumptions set forth in its opinion, the exchange ratio of 0.741 of a CSR ordinary share to be issued by CSR for each share of SiRF common stock pursuant to the merger agreement is fair from a financial point of view to holders of SiRF common stock. The full text of the written opinion of Goldman Sachs, dated February 9, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix D. After the Goldman Sachs presentation and a discussion among directors, representatives of SiRF management and legal and financial advisors, the SiRF board of directors unanimously approved the merger agreement and recommended that SiRF’s stockholders vote in favor of the adoption and approval of the merger agreement.

Also on February 9, 2009, CSR’s board of directors held a telephonic meeting in which the directors discussed the proposed terms of the merger agreement. Representatives of Paul, Weiss discussed certain aspects of the terms of the proposed merger agreement, including the obligations of CSR arising from entering into the agreement. Representatives from Slaughter and May discussed the responsibilities and duties of the directors of CSR in their consideration of the proposed transaction. Representatives of UBS advised the board on certain aspects of the proposed transaction, including responsibilities on engagement with shareholders and the final proposed valuation. The directors posed various questions to CSR’s management and to its financial and legal advisors relating to the proposed transaction with SiRF. Following further discussion and careful consideration of the proposed transaction and with due regard to the advice received, CSR’s board of directors determined that the transactions contemplated by the proposed merger agreement would promote the success of CSR and its shareholders as a whole, and were in the best interests of CSR’s shareholders as a whole. Accordingly, the CSR board of directors unanimously adopted resolutions (a) approving the proposed merger agreement and the transactions contemplated by the proposed merger agreement, (b) appointing, subject to and with effect from the completion of the proposed transaction, Messrs. Banatao and Chadha to the board of directors of CSR, (c) unequivocally recommending to CSR’s shareholders that they vote in favor of the transactions contemplated by the proposed merger agreement and (d) to include its recommendation to shareholders in a circular to be issued to CSR’s shareholders in relation to the proposed transaction.

Shortly thereafter, on February 9, 2009, SiRF and CSR executed the merger agreement. Concurrently, Mr. Diosdado P. Banatao and Mr. Kanwar Chadha and certain entities controlled by or otherwise affiliated with Mr. Banatao executed voting agreements in support of the merger. Also on February 9, 2009, Pacific Standard Time, SiRF issued a press release announcing the transaction and execution of the merger agreement.

On February 10, 2009, Greenwich Mean Time, CSR issued a regulatory announcement regarding the transaction and execution of the merger agreement.

Unanimous Recommendation of SiRF’s Board of Directors; SiRF’s Reasons for the Merger

SiRF’s board of directors has unanimously approved and declared advisable and in the best interests of the SiRF stockholders and SiRF the merger, the merger agreement and the transactions contemplated by the merger agreement. Accordingly, SiRF’s board of directors unequivocally recommends that SiRF stockholders vote “FOR” adoption and approval of the merger agreement.

In the course of determining that the merger, the merger agreement and the transactions contemplated thereby are in the best interests of SiRF and its stockholders, SiRF’s board of directors consulted with management, as well as its financial and legal advisors, and considered a number of factors in making its determination, including the following:

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Merger consideration. SiRF’s board of directors considered the 0.741 ordinary shares of the combined company that SiRF stockholders will receive for each SiRF share if the merger is consummated, and concluded that such shares are likely to deliver greater long-term value to SiRF stockholders than would be expected if SiRF remained independent. SiRF’s board of directors also considered that, based on the closing prices of CSR ordinary shares on the London Stock Exchange and SiRF common stock on NASDAQ on February 9, 2009, the exchange ratio represented 27% ownership in the combined company by SiRF stockholders on a pro forma basis and corresponded to a price of approximately $2.06 per share, a 91% premium to the closing price of SiRF common stock on that date. SiRF’s board of directors further considered the fact that a fixed exchange ratio provides SiRF stockholders with certainty regarding the number of CSR shares they will receive in connection with the merger, and allows them to benefit from any increase in the price of CSR ordinary shares during the pre-closing period. SiRF’s board of directors further considered that the implied value of the aggregate merger consideration of approximately $136 million was less than SiRF’s stockholders’ equity as of December 27, 2008 (which, adjusted to include the $7.3 million net amount that SiRF received on February 24, 2009 in respect of a note receivable, was approximately $162 million, or $2.47 per share calculated on the treasury method compared to the implied per share value of the merger consideration of $2.06 as of February 9, 2009). In considering the merger consideration relative to SiRF’s stockholders’ equity, while SiRF’s board of directors did not consider a process to sell all of its operating assets for cash followed by a liquidating distribution to SiRF’s stockholders, SiRF’s board of directors understood that if SiRF were to be liquidated, the proceeds to be realized and distributed to stockholders would not necessarily equal, and might be substantially less than, an amount equal to SiRF’s stockholders’ equity. In addition, such a liquidation would involve transaction costs (including fees and expenses and tax costs), prior satisfaction of all liabilities, including contingent liabilities, and would represent a terminal value for the SiRF stockholders’ interest in SiRF’s business. The parties estimate that the merger will involve approximately $10 million in transaction costs. Although in approving the merger SiRF’s board of directors received information regarding the valuation of SiRF and CSR and reviewed the potential interest expressed in SiRF by Company A and Company B and the possibility that other bidders might show interest, the board did not receive quantitative information regarding the amount of stockholders’ equity that might be available for distribution to SiRF stockholders if SiRF were to be liquidated or the transaction costs that would be incurred in such a liquidation. SiRF’s board of directors consistently determined that SiRF was not for sale and believes that the merger represents an opportunity to realize value appreciation in the future due to SiRF stockholders’ retention of an equity interest in the combined company. SiRF’s board of directors considered that, in the event CSR decided not to list its shares on a U.S. national securities exchange, CSR would maintain a trading facility to assist former holders of SiRF common stock, options and RSUs to deposit, hold, sell or purchase CSR ordinary shares on the London Stock Exchange. SiRF’s board of directors also considered that the fact that CSR does not intend to pay any dividends did not have any effect on the amount of the merger consideration because SiRF similarly has not paid and does not plan to pay dividends. SiRF’s board of directors further considered that while certain SiRF institutional stockholders, such as U.S.-based index funds, may sell SiRF common stock or CSR ordinary shares received in the merger, these types of short-term sell-offs should not detrimentally affect the long-term value of the merger to SiRF stockholders.

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Potential development of next generation solutions. SiRF’s board of directors considered that the combined company will have significant research and development, or R&D, resources to deliver a broader portfolio of innovative location and connectivity solutions to customers, including high performance location and connectivity features on smaller, lower power chips and multifunction radio chips, which could combine CSR’s Bluetooth and other connectivity capabilities with SiRF’s GPS and GNSS technologies. Due to the fact that SiRF had discontinued its efforts to develop Bluetooth technology in 2008 because SiRF’s Bluetooth product development was in a nascent stage, any material advancement in functionality had become prohibitively expensive and there was uncertainty regarding the level of potential market acceptance for a new Bluetooth product entrant, SiRF’s board considered that SiRF had no short-term strategy to capitalize on the growing market for multifunction radio chips. SiRF’s board considered the fact that the merger with CSR would provide SiRF with the potential to combine CSR’s proven and market accepted Bluetooth technologies and SiRF’s proven and market accepted GPS technologies to enter the multifunction radio chip market without the delay and expense of internally developing Bluetooth technology.

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Potential for greater market opportunities and revenue synergies. SiRF’s board of directors considered that the combined company will be well-positioned to capitalize on the large and growing market opportunities for each of SiRF’s and CSR’s product offerings, including the demand for both connectivity and location services in a broad range of products spanning mobile phones, automobiles, personal computers, mobile internet devices, digital cameras, mobile gaming and other consumer electronics products. SiRF’s board of directors also considered that SiRF and CSR expect to achieve additional revenue synergies through a combination of cross-selling opportunities, deeper penetration of existing customers, new product offerings combining complementary technologies and access to new markets.

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Potential synergies. SiRF’s board of directors considered that a combination of CSR and SiRF is expected to deliver significant cost savings synergies from the elimination of duplicated functions and reduced R&D, sales and marketing and overhead costs. SiRF’s board of directors also considered that estimated annual cost synergies of at least $35 million would be sought through steps that would be implemented within 60 days after closing. SiRF’s board of directors was aware that in 2007 CSR had acquired early-stage software-based GPS technology and intellectual property from NordNav and intellectual property related to cellular positioning from CPS. SiRF’s board of directors considered that CSR had yet to establish product traction in the GPS-location based technology industry and that SiRF’s technology was not duplicative of either NordNav’s or CPS’s technology. SiRF’s board of directors did not view CSR’s prior acquisitions of GPS technology as an impediment to achieving cost savings in connection with the merger and believe that SiRF’s comprehensive business, including engineering capabilities product suite, sales volume and customer qualifications, and market penetration offer opportunities for not only significant cost synergies, but also for revenue synergies that those acquisitions did not. SiRF’s board of directors further believed that the combination of SiRF and CSR could achieve revenue synergies. These revenue synergies are expected in part through cross-selling opportunities due to CSR’s status as a qualified supplier to certain customers with whom SiRF does not have a relationship and SiRF’s status as a qualified supplier to certain customers with whom CSR does not have a relationship. In addition, SiRF’s board of directors considered that the transaction offered the opportunity for the combined company to market in the near-term a multifunction chipset that incorporated CSR’s market leading Bluetooth connectivity-based solutions and SiRF’s GPS location-based technologies as a unified solution with a single support structure for the customer. SiRF’s board of directors considered the expected declining revenue trends in the discrete standalone GPS microchip market, based on requests from customers for a combination of proven GPS and Bluetooth cores, and the clear demand for multifunction chipsets, as evidenced by its competitors’ entry into the multifunction chipset market. SiRF previously discontinued its Bluetooth product development, the market for which was already dominated by proven market leaders, including CSR, and if SiRF failed to enter the multifunction chipset market, there was a likelihood that it would be unable to successfully compete in the evolving market landscape. SiRF’s board of directors further considered that the combination of CSR’s Bluetooth technology with SiRF’s GPS location-based technology on a single chip would enable the combined company to potentially take a leading position in the expected development of the multifunction chip market, which, due to original equipment manufacturers’ desires for ever smaller form factors, will require multiple functionalities on a single chip.

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Enhanced financial strength and flexibility. SiRF’s board of directors considered that the combined company is expected to have a strong balance sheet and cash position because, at the end of fiscal year 2008, the combined company had $378 million (before the deduction of estimated transaction fees of $10 million) in cash, cash equivalents, treasury deposits and investments and no material indebtedness.

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Review of SiRF’s prospects if it remained independent. SiRF’s board of directors considered SiRF’s financial condition, results of operations and business and earnings prospects if it were to remain independent in light of various factors, including consolidation, increased competition and other developments occurring in the semiconductor industry. SiRF’s board of directors concluded that there were significant risks to remaining independent and that SiRF could best realize long-term stockholder value as part of a global semiconductor enterprise with greater scale and reach.

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Consideration of alternative transactions. SIRF’s board considered the expressions of interest received from two other potential strategic partners and the fact that neither of such parties ultimately was willing to propose a transaction that the SiRF board would find attractive. SiRF’s board also considered the prospects for obtaining a transaction that was more attractive than the one negotiated with CSR. In this context it also considered the failure of the two indications of interest to materialize into an attractive proposal. It further considered that based in part on CSR’s demand that SiRF enter into an exclusive negotiating period with CSR, any delay involved in an assessment by SiRF of alternative transactions could result in the loss of the transaction with CSR. Additionally, SiRF’s board considered that the terms of the merger agreement would allow the SiRF board to pursue and accept a superior takeover proposal under certain circumstances.

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Complementary business and management teams. SiRF’s board of directors considered the complementary nature of SiRF’s and CSR’s respective businesses, commonality of customers and demonstrated demand for next generation solutions based on a combination of their respective technologies. SiRF’s board of directors noted that the complementary businesses of SiRF with CSR would be a driving force for integration, and that the management teams of each of SiRF and CSR demonstrated a mutual commitment of SiRF and CSR to select best-in-class talent from each organization to effect the integration of the combined company. Two current SiRF directors, Mr. Diosdado P. Banatao and Mr. Kanwar Chadha, will serve as non-executive director and executive director, respectively, of the combined company.

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Opinion of SiRF’s financial advisor. SiRF’s board of directors considered the financial presentations made by Goldman Sachs, and the opinion of Goldman Sachs, dated February 9, 2009, that, as of such date and based on and subject to the factors and assumptions set forth in the opinion, the exchange ratio of 0.741 ordinary shares to be issued by CSR for each share of SiRF common stock pursuant to the merger agreement is fair from a financial point of view to SiRF stockholders. Goldman Sachs informed SiRF’s board of directors that Goldman Sachs Asset Management International, an affiliate of Goldman Sachs, held an interest in CSR ordinary shares. This interest ranged from up to approximately 6% of the outstanding CSR shares to below 3%, where it has been since June 11, 2008. Information about these holdings was publicly disclosed in accordance with the FSA’s Disclosure and Transparency Rules. SiRF’s board of directors was aware that, from time to time, in connection with ordinary course activities managing securities, funds and accounts, affiliates of Goldman Sachs may hold CSR ordinary shares. Goldman Sachs has in place procedures designed to ensure that the flow of confidential and proprietary information supplied by its clients in relation to advisory engagements (such as its engagement by SiRF) are separated from the management of securities, funds and accounts by its asset management affiliates (such as Goldman Sachs Asset Management International). During the past two years, Goldman Sachs has not received fees from CSR for investment banking or other financial services. Based on the procedures described above and its familiarity with Goldman Sachs, SiRF’s board of directors did not believe any significant conflict of interest existed between Goldman Sachs acting as advisor to SiRF and the activities of Goldman Sachs’ affiliates. The full text of Goldman Sachs’ written opinion is attached to this proxy statement/prospectus as Appendix D. See “The Merger—Opinion of SiRF’s Financial Advisor.”

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Terms of the merger agreement. SiRF’s board of directors considered the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and the ability of the respective parties to terminate the merger agreement. SiRF’s board of directors noted that the termination or “breakup” fee provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination involving SiRF but that such provisions are customary for transactions of this size and type. SiRF’s board of directors also considered that the $3.66 million amount of the termination fee, which amount is approximately equal to approximately 2.7% of the equity value of SiRF at the exchange ratio, was within a reasonable range. SiRF’s board of directors further considered that the termination fee represented an important factor in negotiating the equal “reverse breakup” fee payable by CSR, which SiRF’s board of directors believes increases the likelihood of closing. SiRF’s board of directors also noted that the merger agreement permits SiRF and SiRF’s board of directors to respond to a bona fide acquisition proposal that SiRF’s board of directors determines could reasonably be expected to lead to a superior takeover proposal, subject to certain restrictions imposed by the merger agreement and the requirement that SiRF pay CSR the termination fee in the event that SiRF terminates the merger agreement to enter into an alternative transaction with respect to such superior takeover proposal.

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Likelihood of closing. SiRF’s board of directors considered the relatively limited nature of the closing conditions included in the merger agreement, including the likelihood that the merger would receive Hart-Scott-Rodino Act approval and that the merger would be approved by the stockholders of the respective companies. SiRF’s board of directors also considered CSR’s obligation to pay a “reverse breakup” fee of $3.66 million if the merger agreement is terminated following a change of recommendation by CSR’s board of directors, subject to certain exceptions.

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Tax-free merger. SiRF’s board of directors considered the fact that the merger is expected to be tax-free to SiRF stockholders for U.S. federal income tax purposes, except to the extent that SiRF stockholders recognize gain on cash received for any fractional shares.

SiRF’s board of directors also considered a variety of other factors and risks concerning the merger, including the following:

•	the information concerning SiRF’s and CSR’s respective historic businesses, financial results and prospects, including the result of SiRF’s due diligence review of CSR;

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the risk that the combined company might not achieve the expected benefits of the merger, growth or financial results anticipated, or otherwise fail to deliver greater value to SiRF stockholders than they would have received had SiRF remained independent;

•	the challenges and costs inherent in integrating the two businesses and the time and effort that will be required from employees of both companies to successfully complete that integration;

•	the possibility that cost synergies may not be realized as a result of the merger, or that they may be lower than expected;

•	the potential loss of customers, suppliers and employees of the combined company following the merger or of either party during the pre-closing period;

•

the possibility that the merger may not be completed, including due to CSR shareholders failing to approve the transactions contemplated by the merger agreement, and the potential adverse consequences to SiRF if the merger is not completed, including the potential to depress values offered by others to SiRF in a business combination and to erode customer and employee confidence in SiRF;

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the risks associated with a fixed exchange ratio, which by its nature will not compensate SiRF stockholders for any declines in the price of CSR’s stock prior to the completion of the merger, and the absence of any termination right in the merger agreement that would be triggered by a decrease in CSR’s stock price (or the corresponding decrease in the value of the merger consideration to be received by SiRF stockholders);

•	the effects of the merger in the short term, and the probable resulting sales of CSR ordinary shares by some SiRF stockholders, on the market price of CSR ordinary shares;

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the limitations imposed in the merger agreement on the conduct of SiRF’s business during the pre-closing period, its ability to solicit and respond to proposals for alternative transactions and the ability of its board of directors to change or withdraw its recommendation of the merger; and

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the $3.66 million termination fee payable to CSR if the merger agreement is terminated under certain circumstances, and the potential effect that such termination fee may have in deterring other potential acquirers from proposing an alternative transaction that would be more advantageous to SiRF stockholders.

In addition, SiRF’s board of directors was aware of and considered the interests that certain of its directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as SiRF stockholders generally, as described in “The Merger—Interests of Directors and Officers of SiRF in the Merger,” which SiRF’s board of directors considered as being neutral in its evaluation of the proposed merger. SiRF’s board of directors also considered that Messrs. Banatao and Chadha are not “independent directors” according to NASDAQ Marketplace Rules. Nonetheless, and notwithstanding the anticipated service contracts between CSR and Messrs. Banatao and Chadha discussed on page 79 of this proxy statement/prospectus, SiRF’s board believed that Messrs. Banatao and Chadha are disinterested directors with respect to the merger, as their personal interests as holders of SiRF common stock and options are not different from those of other SiRF stockholders, their roles as members of the board of directors of CSR after the merger is intended to be beneficial to both SiRF stockholders and the post-merger integration and future developments of the combined company and no binding promises of employment were made to either of them in advance of the execution of the merger agreement. Although not legally required, SiRF’s independent directors from time-to-time met separately in executive session to discuss the merger.

The foregoing discussion of the information and factors considered by SiRF’s board of directors is not intended to be exhaustive and includes only the material factors considered by SiRF’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, SiRF’s board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In addition, SiRF’s board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, but rather SiRF’s board of directors conducted an overall analysis of the factors described above, including discussions with SiRF’s management and its financial and legal advisors. In considering the factors described above, individual members of SiRF’s board of directors may have given different weights to different factors.

Opinion of SiRF’s Financial Advisor

Goldman Sachs rendered its opinion to SiRF’s board of directors that, as of February 9, 2009, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio of 0.741 of a CSR ordinary share to be paid by CSR for each share of SiRF common stock (the “Exchange Ratio”) pursuant to the merger agreement was fair from a financial point of view to the holders of SiRF common stock.

The full text of the written opinion of Goldman Sachs, dated February 9, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix D. Goldman Sachs provided its opinion for the information and assistance of SiRF’s board of directors in connection with its consideration of the transactions contemplated by the merger agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of SiRF common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of SiRF for the four fiscal years ended December 31, 2007 and annual reports of CSR for the four fiscal years ended December 28, 2007;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of SiRF and certain quarterly reports of CSR;

•	certain other communications from SiRF and CSR to their respective stockholders;

•	certain publicly available research analyst reports for SiRF and CSR; and

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certain internal financial analyses and forecasts for SiRF and certain financial analyses and forecasts for CSR, in each case, prepared by the management of SiRF and approved for Goldman Sachs’ use by SiRF (the “Forecasts”), including certain revenue and operating synergies projected by the management of SiRF to result from the transactions contemplated by the merger agreement (the “Synergies”).

Goldman Sachs held discussions with members of the senior managements of SiRF and CSR regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the merger agreement and the past and current business operations, financial condition, and future prospects of CSR and with members of the senior management of SiRF regarding their assessment of the past and current business operations, financial condition and future prospects of SiRF, including their views on the risks and uncertainties associated with achieving the Forecasts for SiRF. Goldman Sachs has held discussions with the management of CSR regarding the publicly available estimates of certain research analysts of CSR. In addition, Goldman Sachs reviewed the reported price and trading activity for the SiRF common stock and CSR ordinary shares, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs has assumed with SiRF’s consent that the Forecasts, including the Synergies, have been reasonably prepared. As SiRF is aware, the management of CSR did not make available for Goldman Sachs’ use its forecasts of the future financial performance of CSR. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of SiRF or CSR or any of their respective subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction would be obtained without any adverse effect on SiRF or CSR or on the expected benefits of the transaction in any way meaningful to their analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters nor does it address the underlying business decision of SiRF to engage in the transactions contemplated by the merger agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to SiRF. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders of SiRF common stock, as of the date of the opinion, of the Exchange Ratio pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the transactions contemplated by the merger agreement, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of SiRF or CSR; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SiRF or CSR, or class of such persons in connection with the transactions contemplated by the merger agreement, whether relative to the Exchange Ratio or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the CSR ordinary shares will trade at any time. The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the board of directors of SiRF in connection with its consideration of the transactions contemplated by the merger agreement and the Goldman Sachs’ opinion does not constitute a recommendation as to how any SiRF stockholder should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the board of directors of SiRF in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 9, 2009, and is not necessarily indicative of current market conditions.

Historical Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the SiRF common stock for the one-year period ended February 6, 2009 (the last full day prior to the financial presentation made by Goldman Sachs to SiRF’s board of directors on February 9, 2009). Goldman Sachs noted that based on the closing price of the CSR ordinary shares of $2.81 per share on February 6, 2009 the implied value of the exchange ratio of 0.741 CSR ordinary shares to be paid by CSR for each share of SiRF common stock pursuant to the merger agreement was $2.08 per share of SiRF common stock, which is referred to in this discussion as the offer value. Goldman Sachs noted that the offer value represented:

•	a premium of 90% based on the closing market price of SiRF common stock on February 6, 2009;

•	a premium of 104% based on the average closing price of SiRF common stock for the 10-day period ended February 6, 2009;

•	a premium of 72% based on the average closing price of SiRF common stock for the 30-day period ended February 6, 2009;

•	a premium of 60% based on the average closing price of SiRF common stock for the 60-day period ended February 6, 2009;

•	a premium of 58% based on the average closing price of SiRF common stock for the 90-day period ended February 6, 2009;

•	a discount of 73% based on the 52-week high market closing price of SiRF common stock for the period ended February 6, 2009; and

•	a premium of 129% based on the 52-week low market closing price of SiRF common stock for the period ended February 6, 2009.

Implied Historical Exchange Ratio Analysis. Goldman Sachs reviewed the implied premium of the exchange ratio of 0.741 CSR ordinary shares to be paid by CSR for each share of SiRF common stock pursuant to the merger agreement to the implied historical exchange ratios determined by dividing the average closing price per share of SiRF common stock by the average closing price per CSR ordinary share over the one-day, 10-day, 30-day, 60-day and 90-day trading periods ended February 6, 2009, as well as by the 52-week high and low closing prices for each of SiRF and CSR during the period ended February 6, 2009. Goldman Sachs noted that the exchange ratio represented:

•	a premium of 90% based on the implied historical exchange ratio on February 6, 2009;

•	a premium of 84% based on the implied historical exchange ratio for the 10-day period ended February 6, 2009;

•	a premium of 58% based on the implied historical exchange ratio for the 30-day period ended February 6, 2009;

•	a premium of 44% based on the implied historical exchange ratio for the 60-day period ended February 6, 2009;

•	a premium of 43% based on the implied historical exchange ratio for the 90-day period ended February 6, 2009;

•	a discount of 10% based on the implied historical exchange ratio for the 52-week high for the period ended February 6, 2009; and

•	a premium of 75% based on the implied historical exchange ratio for the 52-week low for the period ended February 6, 2009.

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and multiples for SiRF and CSR to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the semiconductor industry:

Communications (wireline)	Communications (wireless)
• Applied Micro Circuits Corporation	• Anadigics, Inc.
• Broadcom Corporation	• Atheros Communications, Inc.
• Conexant Systems, Inc.	• DSP Group, Inc.
• Exar Corporation	• Hittite Microwave Corporation
• Marvell Technology Group Ltd.	• QUALCOMM Incorporated
• Microtune, Inc.	• RF Micro Devices, Inc.
• Mindspeed Technologies, Inc.	• Skyworks Solutions, Inc.
• NetLogic Microsystems, Inc.	• TriQuint Semiconductor, Inc.
• PMC-Sierra, Inc.

Although none of the selected companies are directly comparable to SiRF or CSR, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of SiRF and CSR.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and IBES estimates and/or other Wall Street research. The multiples and ratios of SiRF were calculated using the SiRF closing price on February 6, 2009 and the multiples and ratios of CSR were calculated using the CSR closing price on February 6, 2009. The multiples and ratios of SiRF and CSR were based on information provided by their respective managements and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated calendar years 2009 and 2010 sales; and

•	enterprise value as a multiple of estimated calendar years 2009 and 2010 earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

	Selected Companies
	Wireline				Wireless
	Mean		Median		Mean		Median		SiRF	CSR
Enterprise Value as a multiple of:
2009 Revenue	1.5	x	1.1	x	1.7	x	1.1	x	NM	0.2	x
2010 Revenue	1.4	x	1.4	x	1.7	x	1.2	x	NM	0.2	x
2009 EBITDA	22.8	x	14.1	x	9.8	x	9.8	x	NM	1.0	x
2010 EBITDA	12.8	x	11.2	x	44.6	x	9.6	x	NM	1.8	x

Goldman Sachs also calculated estimated calendar years 2009 and 2010 price/earnings ratios for the selected companies, SiRF and CSR. The following table presents the results of this analysis:

	Selected Companies
	Wireline				Wireless
	Mean		Median		Mean		Median		SiRF	CSR
Price/Earnings Ratio:
2009	46.5	x	37.3	x	21.5	x	18.7	x	NM	26.5	x
2010	35.3	x	23.2	x	29.5	x	19.1	x	NM	8.2	x

Goldman Sachs also calculated 2010 estimated price/earnings growth ratio, which is the estimated 2010 price/earnings ratio as a multiple of the five-year earnings per share compound annual growth rate provided by IBES, and 2009/2010 estimated sales growth rate for the selected companies, SiRF and CSR. The following table presents the results of this analysis:

	Selected Companies
	Wireline				Wireless
	Mean		Median		Mean		Median		SiRF	CSR
5 Year EPS CAGR	16.5%		17.5%		13.8%		13.8%		5.0%	4.0%
CY 2010 Price/Earnings Growth Ratio	2.2	x	1.8	x	2.2	x	1.6	x	NA	2.0	x
2009/2010 Sales Growth Rate	9.9%		13.0%		13.1%		15.7%		21.5%	0.2%

Analysis at Offer Price. Goldman Sachs performed certain analyses, based on historical information and base case and downside case financial forecasts provided by management of SiRF, at the exchange ratio of 0.741 CSR ordinary shares per share of SiRF common stock. Assuming a share price of $1.10 for shares of SiRF common stock and $2.81 for CSR ordinary shares (the closing price for such shares on February 6, 2009), Goldman Sachs calculated for SiRF the implied total market capitalization and implied enterprise value, the ratio of implied enterprise value to revenues, the ratio of implied enterprise value to EBITDA and the ratio of price to earnings. The following table presents the results of Goldman Sachs’ analysis (dollar amounts in millions, except for implied value per share):

	SiRF
Implied value per share (as of February 6, 2009)		$2.08
Implied market capitalization		$136.9
Implied Enterprise value		$21.1

Implied Enterprise value / revenues	CY2009 Base Case	0.10	x
	CY2009 Downside Case	0.11	x
	CY2010 Base Case	0.08	x
	CY2010 Downside Case	0.10	x

Implied Enterprise value / EBITDA	CY2009 Base Case	NM
	CY2009 Downside Case	NM
	CY2010 Base Case	3.1	x
	CY2010 Downside Case	26.1	x

Price to earnings ratio	CY2009 Base Case	NM
	CY2009 Downside Case	NM
	CY2010 Base Case	47.6	x
	CY2010 Downside Case	NM

Illustrative Discounted Cash Flow Analyses. Goldman Sachs performed an illustrative discounted cash flow analysis on SiRF and CSR using SiRF’s management base case and downside case financial forecasts for each of SiRF and CSR.

SiRF. Goldman Sachs calculated indications of net present value of free cash flows for SiRF for the years 2009 through 2013. Goldman Sachs calculated implied prices per share of the SiRF common stock using illustrative terminal values in the year 2014 based on perpetuity growth rates ranging from 1% to 6%, which implied terminal forward revenue multiples of .38 – .54x. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 18% to 22%. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
SiRF (Base Case)	$2.03 – $3.03
SiRF (Downside Case)	$0.77 – $0.80

In conducting the discounted cash flow analyses, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for SiRF and selected companies which exhibited similar business characteristics to SiRF and taking into account the excess returns historically earned by companies with a smaller market capitalization. The applied discount rates ranging from 18% to 22% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis taking into account a size premium adjustment to quantify the excess market returns historically earned by companies with a market capitalization similar to that of SiRF.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth rates and operating margins from each of the base case and the downside case for SiRF. The sensitivity adjustments to the projected annual revenue growth rates ranged from (10.0)% to 4.0%. The sensitivity adjustments to annual operating margins ranged from (4.0)% to 4.0%. This analysis, assuming a 20.0% discount rate and a perpetuity growth rate of 4.0%, resulted in a range of illustrative implied present values of $0.97 to $3.98 per share of SiRF common stock for the base case and not meaningful (i.e. did not result in a positive implied present value) to $1.98 per share of SiRF common stock for the downside case.

CSR. Goldman Sachs calculated indications of net present value of free cash flows for CSR for the years 2009 through 2013. Goldman Sachs calculated implied prices per CSR ordinary share using illustrative terminal values in the year 2014 based on perpetuity growth rates ranging from 1% to 6%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 13% to 17%. The following table presents the results of this analysis:

Illustrative Per Share Value Indications
CSR (Base Case)	$3.69 – $5.42
CSR (Downside Case)	$3.50 – $5.24

In conducting the discounted cash flow analyses, Goldman Sachs used a range of discount rates derived by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for CSR and selected companies which exhibited similar business characteristics to CSR and taking into account the excess returns historically earned by companies with a smaller market capitalization. The applied discount rates ranging from 13% to 17% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis taking into account a size premium adjustment to quantify the excess market returns historically earned by companies with a market capitalization similar to that of CSR.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth rates and operating margins from each of the base case and the downside case for CSR. The sensitivity adjustments to the projected annual revenue growth rates ranged from (10.0)% to 4.0%. The sensitivity adjustments to annual operating margins ranged from (4.0)% to 4.0%. This analysis, assuming a 15.0% discount rate and a perpetuity growth rate of 4.0%, resulted in a range of illustrative implied present values of $2.98 to $5.83 per CSR ordinary share for the base case and $2.82 to $5.61 per CSR ordinary share for the downside case.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the semiconductor industry since 2004:

Acquiror / Target	Date of Announcement
• Novafora, Inc./ Transmeta Corporation	11/17/2008
• Cypress Semiconductor Corporation/ Simtek Corporation	8/1/2008
• ON Semiconductor Corporation/ Catalyst Semiconductor, Inc.	7/17/2008
• GSI Group Technology, Inc./ Excel Technology, Inc.	7/10/2008
• Transwitch Corporation/ Centillium Communications, Inc.	7/9/2008
• Diodes Incorporated / Zetex plc	4/4/2008
• Tower Semiconductor Ltd./ Jazz Technologies, Inc.	5/19/2008
• Freescale Semiconductor, Inc./ SigmaTel, Inc.	2/4/2008
• ON Semiconductor Corporation/ AMIS Holdings, Inc.	12/13/2007
• STMicroelectronics N.V./ Genesis Microchip, Inc.	12/11/2007
• RF Micro Devices, Inc./ Sirenza Microdevices, Inc.	8/13/2007
• Exar Corporation / Sipex Corporation	5/8/2007
• Temasek Holdings / STATS ChipPAC	2/8/2007
• Fairchild Semiconductor International, Inc./ System General Corporation	1/1/2007
• LSI Logic Corporation/ Agere Systems Inc.	12/4/2006
• NVIDIA Corporation/ PortalPlayer, Inc.	11/6/2006
• Microsemi Corporation/ PowerDsine Ltd.	10/24/2006
• Sponsor Group / Freescale Semiconductor, Inc.	9/15/2006
• SanDisk Corporation/ msystems Ltd.	7/30/2006
• Advanced Micro Devices Inc./ ATI Technologies Inc.	7/24/2006
• Micron Technology, Inc./ Lexar Media, Inc.	3/8/2006

Acquiror / Target	Date of Announcement
• Microsemi Corporation/ Advanced Power Technology, Inc.	11/2/2005
• Integrated Device Technology, Inc./ Integrated Circuit System, Inc.	6/16/2005
• Cadence Design Systems, Inc./ Verisity Ltd.	1/12/2005
• ARM Holdings plc/ Artisan Components, Inc.	8/23/2004
• Intersil Corporation/ Xicor Inc.	3/14/2004
• Synopsys, Inc. / Monolithic System Technology, Inc.	2/23/2004

For each of the selected transactions, Goldman Sachs calculated and compared levered aggregate consideration as a multiple of the target’s estimated next twelve months revenues, levered aggregate consideration as a multiple of the target’s estimated next twelve months net income, premium paid relative to the latest undisturbed closing price per share of the target company and premium paid relative to the 52-week high market closing price per share of the target company for the period prior to the announcement of the transaction. While none of the companies included in the selected transactions is directly comparable to SiRF, the companies included in the selected transactions are companies with operations that, for the purposes of this analysis, may be considered similar to certain of SiRF’s results, market size and product profile.

The following tables present the results of this analysis:

	Selected Transactions
	2008				2007				2006				2005				2004
	Mean		Median		Mean		Median		Mean		Median		Mean		Median		Mean		Median
Levered Aggregate Consideration as a Multiple of:
NTM Revenues	0.8	x	0.9	x	2.3	x	1.7	x	2.0	x	1.7	x	3.4	x	3.2	x	8.8	x	7.1	x
NTM Net Income	23.0	x	21.5	x	18.6	x	19.8	x	26.9	x	20.0	x	30.9	x	24.8	x	48.3	x	40.5	x
Premium Over (Discount To):
Latest Undisturbed Close	73.1%		61.5%		23.4%		17.8%		26.5%		28.2%		36.7%		28.6%		49.4%		41.9%
52-Week High	0.1%		(26.8)%		(4.0)%		(4.4)%		(2.9)%		(1.8)%		3.5%		(3.4)%		13.5%		7.6%

Pro Forma Stockholder Value Analysis. Goldman Sachs prepared certain illustrative pro forma analyses of the potential financial impact of the transaction for the combined company taking into account the Synergies, based on the base case and the downside case for each of SiRF and CSR.

Goldman Sachs performed an illustrative discounted cash flow analysis for the combined company to determine a range of implied potential values to be received by holders of SiRF common stock, taking into account the Synergies. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 14.0% to 18.0% to the projected cash flows of the combined company for calendar years 2009 through 2013. Goldman Sachs also applied perpetuity growth rates ranging from 1.0% to 6.0% to the 2014 projected cash flow to calculate a range of terminal values. This analysis resulted in a range of implied present values of $5.07 to $9.14 per share of SiRF common stock for the base case (including Synergies) and a range of implied present values of $4.68 to $8.44 per share of SiRF common stock for the downside case (including Synergies). Goldman Sachs performed a sensitivity analysis to illustrate the effect of different assumptions for changes in projected annual revenue growth and projected annual operating margins from each of the base case and the downside case. The sensitivity adjustments to the projected annual revenue growth rates for calendar years 2009 through 2013 ranged from (10.0)% to 4.0%. The sensitivity adjustments to projected annual operating margins for calendar years 2009 through 2013 ranged from (4.0)% to 4.0%. This sensitivity analysis, assuming a 16.0% discount rate and a perpetuity growth rate of 4.0%, resulted in a range of implied present values of $4.26 to $8.63 per share of SiRF common stock for the base case and a range of implied present values of $3.94 to $8.01 per share of SiRF common stock for the downside case.

Contribution Analysis. Goldman Sachs reviewed specific historical and estimated future operating and financial information including, among other things, revenues, gross profit, operating profit and net income for

SiRF, CSR and the combined company resulting from the merger based on SiRF management’s base case and downside case financial forecasts for SiRF and CSR. Goldman Sachs also analyzed SiRF’s relative implied contribution, based on such financial information and forecasts, to the combined company, as adjusted for net debt (which is referred to in this discussion as SiRF’s implied equity contribution), based on actual 2008 and estimated years 2009 and 2010. The following tables present the results of this analysis:

	SiRF Implied Equity Contribution to Combined Company (Base Case)
	Revenue	Gross Profit	Operating Income	Net Income
2008 Actual	29.8%	30.0%	NM	NM
2009 Estimated	30.5%	30.6%	NM	NM
2010 Estimated	30.4%	30.7%	26.7%	6.3%

	SiRF Implied Equity Contribution to Combined Company (Downside Case)
	Revenue	Gross Profit	Operating Income	Net Income
2008 Actual	29.8%	30.0%	NM	NM
2009 Estimated	30.6%	30.8%	NM	38.7%
2010 Estimated	30.1%	30.3%	NM	NM

Goldman Sachs also performed a sensitivity analysis to analyze the effect of increases or decreases in SiRF’s and CSR’s 2009 net cash and the revenue multiple on SiRF’s implied equity contribution under both the base case and the downside case. In performing the sensitivity analysis, Goldman Sachs applied illustrative 2009 SiRF net cash amounts ranging from $60 million to $116 million, illustrative 2009 CSR net cash amounts ranging from $235 million to $262 million, and illustrative calendar year 2009 revenue multiples ranging from 0.09x to 1.25x for the base case and 0.10x to 1.25x for the downside case to calculate a range of implied equity contribution percentages for SiRF.

With respect to the base case, the sensitivity analysis resulted in a range of implied equity contributions for SiRF of:

•	20.5% to 30.5% based on changes to SiRF net cash and the illustrative calendar year 2009 revenue multiple;

•	26.1% to 30.7% based on changes to SiRF net cash and CSR net cash (at an illustrative 2009 revenue multiple of 1.0x);

•	29.9% to 32.5% based on changes to CSR net cash and the illustrative calendar year 2009 revenue multiple; and

•	20.5% to 32.5% based on changes to SiRF net cash and CSR net cash (at an illustrative 2009 revenue multiple equal to the current blended calendar year 2009 revenue multiple).

With respect to the downside case, the sensitivity analysis resulted in a range of implied equity contributions for SiRF of:

•	20.5% to 30.6% based on changes to SiRF net cash and the illustrative calendar year 2009 revenue multiple;

•	26.2% to 31.1% based on changes to SiRF net cash and CSR net cash (at an illustrative 2009 revenue multiple of 1.0x);

•	30.3% to 32.6% based on changes to CSR net cash and the illustrative calendar year 2009 revenue multiple; and

•	20.5% to 32.6% based on changes to SiRF net cash and CSR net cash (at an illustrative 2009 revenue multiple equal to the current blended calendar year 2009 revenue multiple).

Relative Ownership Analysis. Goldman Sachs also analyzed SiRF’s implied equity contribution based on the results of the illustrative discounted cash flow analyses of SiRF and CSR described above using SiRF’s management base case and downside case financial forecasts for each of SiRF and CSR and based on perpetuity growth rates ranging from 1% to 6% and discount rates ranging from 18% to 22% for SiRF and 13% to 17% for CSR. The following table presents the results of this analysis:

	SiRF DCF Implied Equity Contribution
Base Case	21.5	% – 22.1%
Downside Case	7.0	% – 10.1%

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth rates and operating margins from each of the base case and the downside case. The sensitivity adjustments to the projected annual revenue growth rates ranged from (10.0)% to 4.0%. The sensitivity adjustments to annual operating margins ranged from (4.0)% to 4.0%. This analysis resulted in a range of SiRF implied equity contributions of 14.0% to 25.4% for the base case and not meaningful to 14.9% for the downside case.

Give-Get Analysis. Based on SiRF management’s base case and downside case financial forecasts for SiRF and CSR and the ownership by SiRF’s stockholders of 27.0% of the combined company immediately following consummation of the merger, Goldman Sachs calculated, under both the base case and the downside case (and with respect to each such case, both with and without the Synergies), the implied increase or decrease in revenue, gross profit, operating income and net income attributable to the former holders of SiRF common stock following the merger as compared to the estimates for SiRF on a stand-alone basis for the years 2010-2012. The following tables present the results of this analysis:

	Implied Increase/(Decrease) Attributable to SiRF (Base Case)
	Without Synergies				With Synergies
	Revenue	Gross Profit	Operating Income	Net Income	Revenue	Gross Profit	Operating Income	Net Income
2010 Estimated	(7)%	(12)%	650%	330%	(4)%	(5)%	1263%	627%
2011 Estimated	(16)%	(22)%	12%	2%	(8)%	(9)%	149%	106%
2012 Estimated	(23)%	(30)%	(29)%	(32)%	(8)%	(12)%	69%	45%

	Implied Increase/(Decrease) Attributable to SiRF (Downside Case)
	Without Synergies				With Synergies
	Revenue	Gross Profit	Operating Income	Net Income	Revenue	Gross Profit	Operating Income	Net Income
2010 Estimated	(0)%	(4)%	NM	NM	4%	4%	NM	NM
2011 Estimated	(10)%	(17)%	444%	264%	(1)%	(2)%	1279%	733%
2012 Estimated	(18)%	(26)%	6%	(2)%	(0)%	(5)%	183%	135%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to SiRF or CSR or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to SiRF’s board of directors as to the fairness from a financial point of view of the Exchange Ratio pursuant to the merger agreement to the holders of SiRF common stock. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of SiRF, CSR, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Exchange Ratio was determined through arms’-length negotiations between SiRF and CSR and was approved by SiRF’s board of directors. Goldman Sachs did not recommend any specific exchange ratio to SiRF or its board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.

As described above, Goldman Sachs’ opinion to SiRF’s board of directors was one of many factors taken into consideration by SiRF’s board of directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Appendix D.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of SiRF, CSR and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. From time to time, in connection with the ordinary activities managing securities funds and accounts, affiliates of Goldman Sachs, including Goldman Sachs Asset Management International, during the prior year have held an interest in CSR ordinary shares ranging from up to approximately 6% to below 3% of the outstanding CSR ordinary shares and may continue to hold CSR ordinary shares. During the past two years, Goldman Sachs has not received fees from CSR for investment banking or other financial services. Goldman Sachs has in place procedures designed to ensure that the flow of confidential and proprietary information supplied by its clients in relation to advisory engagements (such as its engagement by SiRF) are separated from the management of securities, funds and accounts by its asset management affiliates (such as Goldman Sachs Asset Management International). Goldman Sachs acted as financial advisor to SiRF in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the merger agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to SiRF and its affiliates from time to time. Goldman Sachs also may provide investment banking and other financial services to SiRF, CSR and their respective affiliates in the future. In connection with the above-described services, Goldman Sachs has received, and may receive in the future, compensation.

The SiRF board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the merger agreement. Pursuant to a letter agreement dated November 17, 2008, SiRF engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, SiRF has agreed to pay Goldman Sachs a transaction fee of approximately $2,900,000, the principal portion of which is contingent upon consummation of the transaction. In addition, SiRF has agreed to reimburse Goldman Sachs for its expenses and to indemnify Goldman Sachs against certain liabilities arising out of their engagement. Neither SiRF nor CSR has paid any other compensation to Goldman Sachs within the past two years.

Certain Financial Forecasts and Synergies Estimates.

The “Illustrative Discounted Cash Flow Analyses” and “Pro Forma Stockholder Value Analyses” performed by Goldman Sachs and summarized above in “Opinion of SiRF’s Financial Advisor” utilized certain financial forecast information and synergies estimates prepared by the management of SiRF and presented to SiRF’s board of directors. The following tables summarize the financial forecast information and synergies estimates utilized by Goldman Sachs:

	SiRF Standalone Financial Forecast Information
	2009	2010	2011	2012	2013
	(U.S.$ in millions)
Base Case:
Revenue	$210	$252	$300	$358	$412
Total EBIT Margin	(17.4)%	(7.2)%	0.1%	6.5%	9.1%
Unlevered Free Cash Flow	$(41)	$(21)	$(5)	$14	$27
Downside Case:
Revenue	$192	$202	$270	$322	$371
Total EBIT Margin	(20.6)%	(11.4)%	(5.2)%	1.7%	1.6%
Unlevered Free Cash Flow	$(42)	$(21)	$(20)	$(1)	$(1)

	CSR Standalone Financial Forecast Information
	2009	2010	2011	2012	2013
	(U.S.$ in millions)
Base Case:
Revenue	$501	$615	$627	$658	$691
Total EBIT Margin	0.2%	7.2%	7.7%	9.0%	9.1%
Unlevered Free Cash Flow	$26	$17	$36	$41	$42
Downside Case:
Revenue	$447	$543	$627	$658	$691
Total EBIT Margin	(7.0)%	6.8%	7.7%	9.0%	9.1%
Unlevered Free Cash Flow	$9	$13	$27	$41	$42

	Combined Company Potential Synergies
		2010	2011	2012
	(U.S.$ in millions)
Revenue		$34	$90	$208
Operating Income		$43	$88	$147
Net Income		$32	$65	$108

The base case and downside case financial forecast information for both SiRF and CSR were based on SiRF management’s internal estimates, which, in the case of the CSR information, were prepared on the basis of SiRF management’s familiarity with CSR’s business and markets. Goldman Sachs used the forecast information provided by SiRF’s management in its calculation of EBIT and free cash flow. The estimated synergies were based on potential revenue and cost savings synergies that SiRF’s management projected to result from the merger, including, but not limited to the potential for operational and technological efficiencies and reduced R&D, sales and marketing and overhead costs, cross-selling opportunities, deeper penetration with existing customer bases, new product offerings combining complementary technologies and access to new markets.

SiRF does not as a matter of course make public forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates and the unpredictability of economic developments. However, SiRF provided to Goldman Sachs, in its capacity as SiRF’s financial advisor, certain non-public financial forecast information (including synergies estimates) that it had prepared concerning itself and CSR and the combined company. These financial forecasts and synergies estimates were not prepared with a view toward public disclosure, and were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, generally accepted accounting principles in the United States, International Financial Reporting Standards or any other accounting standards. This forecast information and synergies estimates are not being included in this proxy statement/prospectus to influence a SiRF stockholder’s decision whether to vote in favor of the proposed merger, but instead because they represent an assessment by SiRF’s management of its and CSR’s potential future cash flows and the proposed merger’s effect thereon that was used in Goldman Sachs’ financial analyses on which the SiRF’s board of directors relied in making its recommendation to SiRF’s stockholders. The forecasted financial information was based on numerous variables and assumptions that are inherently uncertain and are largely beyond the control of SiRF. In addition, SiRF has limited insight into CSR’s business and no ability to control the variables and assumptions that relate to its estimates of CSR’s financial performance. Accordingly, there can be no assurance that the forecasts and synergies will be realized, and, especially in light of the recent dramatic changes in the financial, securities, lending and other markets and deterioration in global economic conditions, SiRF’s, CSR’s and the combined company’s actual results may differ materially from the forecasts. This forecast information and synergies estimates are “forward-looking statements” under the Securities Act, the Exchange Act and the Private Securities Litigation Reform Act. Please see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 43.

Interests of Directors and Officers of SiRF in the Merger

Certain executive officers and directors of SiRF have interests in the merger agreement and the merger that are different from and in addition to your interests as a stockholder. The board of directors of SiRF was aware of and considered these interests when it considered and approved the merger agreement and the merger.

Stock Options and RSUs

Each outstanding option to acquire SiRF common stock granted under SiRF’s stock incentive plans will be converted automatically at the effective time of the merger into an underlying option to purchase CSR ordinary shares subject to and in accordance with the prevailing terms of the SiRF stock incentive plan and related grant agreement under which it was granted, except that:

•

the number of CSR ordinary shares subject to each converted CSR share option will be equal to the product of the number of shares of SiRF common stock previously subject to the SiRF stock option and 0.741, rounded down to the nearest whole share; and

•

the exercise price per CSR ordinary share subject to each converted CSR share option will be equal to the exercise price for each share of SiRF common stock previously subject to the SiRF stock option divided by 0.741, rounded up to the nearest penny.

Restricted stock units, or RSUs, in respect of SiRF common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into restricted share units in respect of CSR ordinary shares (taking into account any prevailing vesting requirements and deferral provisions in place under the applicable SiRF stock incentive plan and related grant agreement). The number of CSR ordinary shares subject to each converted CSR restricted share unit will be equal to the product of the number of shares of SiRF common stock previously subject to the SiRF restricted stock unit and 0.741, rounded to the nearest whole share.

In addition, in an effort to promote retention and to better assure a stable and dedicated employee base during the current difficult economic and industry environments, on May 5, 2009, with the prior consent of CSR, SiRF’s board of directors approved the grant to SiRF employees of an aggregate of 1,664,500 RSUs and 523,500 stock options, which grants were effective on May 8, 2009 and are not currently vested or exercisable. This grant was on the date of SiRF’s regularly scheduled annual grant to employees and executives. Of these amounts, an aggregate of 174,500 RSUs and 523,500 stock options were granted to executive officers, and none were granted to members of SiRF’s board of directors. All of the newly issued RSUs and stock options will receive the same treatment in the merger as all previously issued RSUs and stock options. The RSUs and stock options will vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date and 50% on the third anniversary of the grant date if the recipient continues to be employed at such date. None of such RSUs and stock options provide for accelerated vesting.

Change of Control and Severance Benefits

SiRF has standard offer letters with each of its executive officers that set forth each officer’s salary and bonus. Except for the offer letter with Mr. Dolinko, none of these offer letters contains severance or change of control rights that will be triggered by the merger.

Pursuant to Mr. Dolinko’s offer letter and in connection with the commencement of his employment in April 2008, SiRF granted Mr. Dolinko 36,000 restricted stock units and an option to purchase 36,000 shares of common stock. The restricted stock units will ordinarily vest at a rate of 33.33% per year beginning in April 2009. The option will become exercisable with respect to 9,000 shares in April 2009, and with respect to 750 shares, each month thereafter. Under the terms of Mr. Dolinko’s offer letter, if SiRF terminates his employment other than for cause within one year following a change of control, or if he terminates his employment for good reason following a change of control, then the portion of his options and restricted stock units that he received in April 2008 that would have vested within 6 months of his termination of employment will vest immediately.

Common Stock, RSUs and Stock Options Held by Directors and Executive Officers

Except as provided above under “Change of Control and Severance Benefits” with respect to SiRF’s executive officers, all shares of SiRF common stock held by SiRF’s directors and executive officers are being treated identically in the merger to shares of SiRF common stock held by other SiRF stockholders, and all RSUs and stock options held by SiRF’s directors and executive officers are being treated identically to RSUs and stock options held by SiRF employees generally. None of SiRF’s directors or officers will be entitled to receive any cash payments or CSR ordinary shares solely as a result of the merger for such director’s or officer’s vested or unvested options.

Indemnification and Insurance

The merger agreement provides that all rights to indemnification, advancement of expenses and exculpation existing on the date of the merger agreement in favor of any present or former director or officer of SiRF or any of its subsidiaries (the “Indemnified Parties”) as provided in the organizational documents of SiRF or its subsidiaries or in agreements between an Indemnified Party and SiRF or one of its subsidiaries, or otherwise in effect on the date of the merger agreement will survive the merger and continue in full force and effect after the effective time. The provisions in the organizational documents of SiRF and its subsidiaries or any such agreement providing for such indemnification advancement of expenses and exculpation will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individual.

The merger agreement also provides that CSR will, and will cause the surviving corporation to, indemnify all Indemnified Parties to the fullest extent permitted by applicable laws with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses in connection with any legal action, whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director or officer of SiRF or any of its subsidiaries at or prior to the effective time of the merger or (ii) acts and omissions arising out of or relating to their services as directors or officers of SiRF or its subsidiaries occurring at or prior to the effective time of the merger. If any Indemnified Party is or becomes involved in any such legal action, CSR will pay as incurred such Indemnified Party’s legal fees, costs and expenses incurred in connection with such legal action, subject to CSR’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined under applicable laws that such Indemnified Party is not entitled to be indemnified.

The merger agreement further provides that CSR will maintain in effect for at least seven years after the effective time of the merger the current policies of directors’ and officers’ liability insurance maintained by SiRF or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the individuals covered by such policies than the terms of such policies in effect on the date of the merger agreement, so long as CSR and the surviving corporation are not required to pay an annual premium in excess of 200% of the last annual premium paid by SiRF for such insurance. SiRF or CSR may obtain one or more seven year prepaid “tail policy” or policies in lieu of the current policies of directors’ and officers” liability insurance maintained by SiRF providing the same coverage and amounts and terms and conditions as such current policies.

Composition of the CSR’s Board of Directors after the Closing

The merger agreement provides that, effective as of the effective time, CSR will increase the size of its board of directors by two members and cause to be appointed to its board two of SiRF’s current directors, Messrs. Banatao and Chadha. CSR intends to enter into service contracts with Messrs. Banatao and Chadha, but no specific arrangements have been made to date, other than CSR’s intention to extend indemnity rights to Messrs. Banatao and Chadha that are substantially similar to those offered to members of CSR’s existing board of directors. The other members of CSR’s board of directors at the effective time will remain the same.

Management of the Combined Company

Mr. Joep van Beurden, CSR’s current chief executive officer, and Mr. Will Gardiner, CSR’s current chief financial officer, will continue holding these positions in the combined company. It is anticipated that certain other members of SiRF’s senior management may have management roles with the combined company, but no agreements have been entered into in this regard to date and CSR is under no obligation to do so.

CSR’s Reasons for the Merger

At a meeting held on February 9, 2009, the board of directors of CSR unanimously approved the merger agreement and the merger. In the course of reaching its conclusions on the merger, CSR’s board of directors consulted with CSR’s management as well as its outside advisors and considered a number of factors. The material factors they considered are summarized below:

•

Compelling financial case. CSR considered that the merger would diversify CSR’s revenue streams, creating a better balanced business to meet the changing marketplace. CSR believed that combined revenues of CSR and SiRF totaled $927 million in 2008.

CSR also considered that the combination of CSR and SiRF would deliver significant further cost savings, or synergies. In particular, CSR considered that estimated annual cost synergies of at least $35 million could be implemented, which were expected within 60 days following completion of the merger, while incurring a one-off charge of $15 million.

These cost synergies would arise principally as a result of the combination of two companies formerly run as separate entities and are expected to reflect:

•	improved efficiency of operations by benefiting from the significantly increased purchasing power and production requirements of the combined company;

•	reduced R&D as the combined company can more efficiently coordinate its R&D efforts;

•	reduced sales and marketing and overhead costs as the combined company will no longer need two head offices and other typical expenses that CSR and SiRF would otherwise incur; and

•	Other overlapping roles that might enable the combined company to reduce costs.

Taking all these considerations into account, CSR concluded that the merger was expected to be significantly accretive to earnings per share (excluding non-recurring restructuring charges and acquisition-related amortization) in the second half of 2009 and in the 2010 financial year. CSR also concluded that the combined company would have substantial cash, cash equivalents, treasury deposits and investments ($378 million before the deduction of estimated transaction fees of $10 million as at the end of financial year 2008) and no bank debt and that CSR’s increased scale, diversity and balance sheet strength would de-risk the business model and enhance CSR’s flexibility.

•

Potential to strengthen and diversify CSR. CSR’s board of directors considered that SiRF had a proven GPS track record and market-leading GPS technology and concluded that SiRF’s track record would complement CSR’s leading Bluetooth position in the mobile handset market, thereby creating, upon completion of the merger, a global leader in two core segments of the Connectivity Centre. CSR considered that it is believed GPS technology will become pervasive in the mobile devices market, with market penetration in the mobile handset market estimated to be approximately 15% in 2008 and expected to more than double by 2012. CSR concluded that CSR would, through the merger, gain immediate scale in this fast growing sector of the Connectivity Centre and that the combined company would have a substantial share of the market. CSR also concluded that the merger would provide CSR the opportunity to leverage the strength of its complementary customer relationships to cross-sell GPS and Bluetooth. CSR also considered that while SiRF has a significant GPS and Advanced GPS, or AGPS, patent portfolio that underpins its existing GPS products, CSR has an extensive patent portfolio in the area of Enhanced GPS, or eGPS, which has arisen out of its acquisitions in 2007 of NordNav and the cellular positioning technology of CPS. CSR concluded that GPS, AGPS and eGPS are all complementary technologies, that SiRF’s market-leading GPS and AGPS technology and patent portfolio could be a key driver in the growth of the combined company’s GPS product offerings and that CSR could, upon completion of the merger, leverage the combined patent strength and the combined technical capabilities to drive forward innovation of new GPS chips.

•

Potential to strengthen leading position in the Connectivity Centre. CSR’s board of directors considered the importance of the Connectivity Centre in CSR’s strategy. CSR concluded that the merger would accelerate CSR’s strategic goals by adding a GPS solution that had considerable traction with CSR’s target customers. Furthermore, CSR concluded that the addition of SiRF’s GPS technology and established market presence would contribute to CSR’s strategic plan. CSR also considered that CSR would use this platform to address customer demand for integrated Bluetooth and concluded that customers would be supportive of the merger. CSR also concluded that the merger would augment CSR’s R&D and technical capability.

CSR also considered a variety of other factors and risks concerning the merger, including the following:

•	the exchange ratio for the combination;

•

the execution by CSR of its long-term strategic objectives and the contribution that SiRF, its employees, experience, technology and intellectual property may provide in implementing part of these objectives;

•	the financial and operating performance and condition and long-term prospects of SiRF, CSR and the combined company;

•	current industry developments, including continuing consolidation;

•	the terms and conditions of the merger agreement;

•	the potential problems inherent in effecting an international combination of two organizations which may divert attention from the ongoing business of the combined company;

•	the possibility that SiRF stockholders will not vote in favor of adopting the merger agreement and approving the merger;

•	the risk that key employees of SiRF or CSR may not remain with the combined company after the merger;

•	the risk that the combined company may lose customers as a result of the transaction or otherwise;

•	the risk of existing litigation involving SiRF having material adverse consequences;

•	the rationale for proceeding with any such transaction;

•	the alternatives available to CSR, including the option of not proceeding with any such transaction;

•	the effects of the merger in the short term, and the probable resulting sales of CSR ordinary shares by some SiRF stockholders, on the market price of CSR ordinary shares; and

•	the risks and uncertainties associated with integrating geographically dispersed businesses.

The foregoing discussion of the factors considered by CSR’s board of directors is not intended to be exhaustive but includes the material factors considered by CSR’s board of directors. In view of the wide variety of factors considered by CSR’s board of directors in connection with its evaluation of the merger and the complexity of these matters, CSR’s board of directors did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. CSR’s board of directors conducted discussions of the factors described above, including asking questions of CSR’s management and CSR’s outside advisors. CSR’s board of directors reached a unanimous consensus that the merger would promote the success, and was in the best interests, of CSR and its shareholders as a whole. In considering the factors described above, individual members of CSR’s board of directors may have given different weights to different factors.

In determining to offer Messrs. Banatao and Chadha positions as directors of CSR, the board of directors of CSR considered that their knowledge and experience in the management of SiRF and their extensive understanding of the semiconductor industry will be beneficial not only to the integration of CSR and SiRF, but also to the development of the business of the combined company going forward. Mr. Banatao has extensive business relationships in the semiconductor industry and through Tallwood Venture Capital, of which he is managing director and a principal partner, which invests extensively in the semiconductor industry. He has supported three semiconductor start-up initiatives, including S3 Inc., a provider of consumer digital entertainment products, and has served on the board of directors of a number of semiconductor technology companies, including Marvell Technology Group. Mr. Chadha has held a number of senior executive positions, including General Manager and Director of Strategic Marketing of the Multimedia Group at S3 Inc. He also worked for six years at Intel, where he managed a number of key products.

Government and Regulatory Filings Relating to the Merger

Under the Hart-Scott-Rodino Act and the rules promulgated under that act by the Federal Trade Commission, or FTC, the merger may not be completed until notifications have been given and information furnished to the FTC and to the Antitrust Division of the Department of Justice and the specified waiting period has been terminated or has expired. The waiting period under the Hart-Scott Rodino Act with respect to the merger expired on March 25, 2009. At any time before or after completion of the merger, the FTC or the Antitrust Division could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin completion of the merger or seeking divestiture of substantial assets of SiRF or CSR.

Legal Proceedings Relating to Merger

On February 13, 2009, a complaint regarding a purported class action lawsuit, Diaz v. Banatao, et al., was filed in the Superior Court of California, Santa Clara County, against SiRF Technology Holdings, Inc. and SiRF’s board of directors in connection with the merger agreement. The complaint alleges, among other things, that (1) SiRF’s board of directors violated its fiduciary duties to SiRF stockholders by approving the merger and certain terms set forth in Section 5.4 of the merger agreement related to SiRF’s ability to solicit, consider or accept alternative proposals, (2) SiRF aided and abetted its board of directors’ alleged breach of fiduciary duty and (3) the merger consideration is unfair for reasons including but not limited to a temporarily low stock price and that the book value of a share of stock allegedly exceeds the merger consideration per share. The complaint seeks, among other things, an injunction prohibiting SiRF and CSR from consummating the merger, rescission of the merger if the merger is consummated prior to the entry of final judgment by the court, an accounting by the defendants to the plaintiffs for all damages caused by them and an accounting for all profits and any special benefits obtained by the defendants as a result of any breach of fiduciary duty and attorneys’ fees and expenses. SiRF intends to vigorously defend against the lawsuit.

On February 20, 2009, a complaint regarding a purported class action lawsuit, Reich v. SiRF Technology Holdings, Inc., et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s board of directors in connection with the merger agreement. The complaint alleges that, in approving the merger, SiRF’s board of directors breached their fiduciary duties of loyalty, good faith, due care and disclosure by, among other things, (i) agreeing to sell SiRF without first taking steps to ensure that SiRF’s stockholders would obtain adequate, fair, and maximum consideration under the circumstances and (ii) engineering the merger to benefit themselves and/or CSR without regard for SiRF’s stockholders. The complaint further alleges that SiRF aided and abetted SiRF’s board of directors’ breaches of fiduciary duty. The complaint seeks, among other things, to enjoin the merger, to compel SiRF’s board of directors to properly exercise their fiduciary duties to SiRF’s stockholders, to impose a constructive trust in favor of the plaintiffs upon any benefits improperly received by SiRF’s board of directors as a result of their wrongful conduct and to award the plaintiffs the costs and disbursements of the class action, including reasonable attorneys’ and experts’ fees.

Previously, in February 2008, two shareholder derivative lawsuits had been filed in the Superior Court of the State of California, for Santa Clara County, against certain of SiRF’s officers and directors. These cases were consolidated, and an amended complaint was filed on November 18, 2008 against Michael Canning, Kanwar Chadha, Geoffrey Ribar, Diosdado Banatao, James Smaha, Stephen Sherman, Sam Srinivasan, Moiz Beguwala, Mohanbir Gyani, and Rob Baxter, all of whom are current or former SiRF directors or officers. The amended complaint alleges breach of fiduciary duties, waste of corporate assets, unjust enrichment and violations of the California Corporations Code. The derivative plaintiffs allege that the defendants caused SiRF to make allegedly false and misleading statements about its financial projections and the Centrality acquisition, which resulted in a securities class action being filed against SiRF. On January 21, 2009, the parties submitted a stipulation to the court adjourning defendants’ response to the derivative complaint pending resolution of SiRF’s motion to dismiss the securities litigation pending in the Northern District of California. Then, on February 27, 2009, plaintiffs in the above-referenced derivative litigation filed an amended, consolidated complaint, which added a purported class action claim against SiRF’s Board of Directors in connection with the merger agreement. The class action allegations asserted in the consolidated amended complaint are substantially similar to the allegations set forth in the Diaz and Reich actions, although the class action allegations asserted in the consolidated amended complaint contain the additional allegation that SiRF entered into the merger agreement for the purpose of evading alleged liability relating to the derivative claims. Plaintiffs also seek to compel certain changes in SiRF’s corporate governance. SiRF intends to vigorously defend against these class action claims. On March 27, 2009, the court ordered the Diaz and Reich actions consolidated with the shareholder derivative lawsuit, and affirmed its prior appointment of co-lead plaintiffs’ counsel in the consolidated action. The court further directed plaintiffs to submit a second amended consolidated complaint within 45 days of its order of consolidation. Other similar lawsuits may be filed in the future, although SiRF is not currently aware of any. On May 22, 2009, SiRF, the other named defendants and the plaintiffs in this consolidated action executed a memorandum of understanding to settle this consolidated action. The settlement, which remains subject to negotiation of final documentation, confirmatory discovery, court approval, final SiRF board approval and consummation of the transactions contemplated by the Merger Agreement, provides that the litigation will be dismissed with prejudice against all defendants. While SIRF and the other defendants to this litigation denied and continue to deny that they committed or intended to commit any violations of law or breaches of duty to SiRF or its stockholders or otherwise, SiRF has agreed, pursuant to the settlement, to make certain supplemental disclosures concerning the merger in this proxy statement/prospectus. In addition, the settlement provides that SiRF will pay plaintiffs’ attorneys fees and expenses, as awarded by the court, in an amount not to exceed $385,000. Although SiRF believes that the additional disclosure is not required under applicable law, SiRF agreed to settle the litigation in order to avoid costly litigation and eliminate the risk of any delay to the closing of the merger.

Dissenters’ Rights of Appraisal

Under Section 262 of the Delaware General Corporation Law (or the DGCL), any holder of SiRF shares of common stock who does not wish to accept the merger consideration may elect to exercise appraisal rights. A stockholder who exercises appraisal rights will be entitled to receive, in lieu of the merger consideration provided for under the merger agreement, the fair value in cash of his or her shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as determined by the Delaware Court of Chancery, together with a fair rate of interest, if any, as determined by such Court, provided that the stockholder complies with the provisions of Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this proxy statement/prospectus as Appendix F. All references in Section 262 of the DGCL to a “stockholder” and in this summary to a “stockholder” are to the record holder of the SiRF shares who asserts appraisal rights.

Under Section 262 of the DGCL, when a merger is submitted for approval at a meeting of stockholders, as in the case of the merger agreement, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the notice, and the applicable statutory provisions are attached to this proxy statement/prospectus as Appendix F. Any holder of SiRF shares who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Appendix F carefully. Failure to comply with the procedures of Section 262 of the DGCL, in a timely and proper manner, will result in the loss of appraisal rights.

Stockholders wishing to exercise the right to seek an appraisal of their shares must do ALL of the following:

•

The stockholder must NOT vote in favor of the adoption of the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote AGAINST the adoption of the merger agreement or ABSTAIN.

•	The stockholder must deliver to SiRF a written demand for appraisal BEFORE the vote on the merger agreement at the special meeting.

•	The stockholder must NOT surrender his or her shares for the merger consideration.

•

The stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the merger.

•	The stockholder must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares within 120 days after the effective time of the merger.

The failure to vote against the proposal to adopt the merger agreement will not constitute a waiver of appraisal rights. However, neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Only a holder of record of SiRF shares issued and outstanding immediately prior to the effective time of the merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must specify the stockholder’s name and mailing address, the number of SiRF shares owned and that the stockholder intends to demand appraisal of his or her SiRF shares. Stockholders who hold their shares in brokerage accounts or other nominee forms, and who wish to exercise appraisal rights, should consult with their brokers to determine the appropriate procedures for the nominee holder to make a demand for appraisal of those shares. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect appraisal rights.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand to: Secretary, SiRF Technology Holdings, Inc., 217 Devcon Drive, San Jose, California, 95112-4211.

If the merger is completed, SiRF will give written notice of the effective time of the merger within 10 days after the effective time of the merger to each of SiRF’s former stockholders who did not vote in favor of the merger agreement and who made a written demand for appraisal in accordance with Section 262 of the DGCL, referred to as a dissenting stockholder. Within 120 days after the effective time of the merger, but not later, either the surviving corporation or any dissenting stockholder who has complied with the requirements of Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the value of the SiRF shares held by all dissenting stockholders. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Under the merger agreement, SiRF has agreed to give CSR prompt written notice of any demands for appraisal that SiRF receives, any withdrawals of those demands and any other instruments relating to stockholders’ rights of appraisal that are served pursuant to the DGCL and received by SiRF. SiRF will have the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. SiRF will not, except with the prior written consent of CSR, settle or offer to settle with respect to any demands for appraisal.

Within 120 days after the effective time of the merger, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which SiRF has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to the stockholder within 10 days of receipt of the request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262 of the DGCL, whichever is later.

If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If the stockholder fails to comply with the court’s direction, the court may dismiss the proceeding against the stockholder. The Delaware Court of Chancery will thereafter determine the fair value of the SiRF shares held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise receive under the merger agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal.

The Delaware Court of Chancery will determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Stockholders should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the merger consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the effective time of the merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the merger).

Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of the demand for appraisal, except that (i) any attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and may be subject to such conditions as the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

Accounting Treatment

CSR will account for the merger as an acquisition under International Financial Reporting Standard No. 3, Business Combinations, as issued by the International Accounting Standards Board. Under the acquisition method, CSR will be required to record on its consolidated balance sheet the assets and liabilities acquired at their fair values on the completion date of the merger.

THE MERGER AGREEMENT

The following discussion summarizes material provisions of the merger agreement, a complete copy of which is attached as Appendix C to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. SiRF stockholders are urged to read the merger agreement carefully and in its entirety.

The merger agreement is described in this proxy statement/prospectus only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding CSR, SiRF or their respective businesses. The representations, warranties and covenants contained in the merger agreement: (i) were made only for purposes of that agreement and as of specific dates; (ii) were solely for the benefit of the parties to the merger agreement; (iii) are subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and (iv) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of CSR, SiRF or Shannon Acquisition Sub, Inc., or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by CSR and SiRF. Accordingly, you should not rely on the representations, warranties and covenants in the merger agreement as characterizations of the actual state of facts about CSR or SiRF, and you should read the information provided elsewhere in this proxy statement/prospectus for information regarding CSR and SiRF and their respective businesses. See “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

Each of SiRF’s board of directors and CSR’s board of directors has approved the merger agreement, which provides for the merger of Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR, with and into SiRF. SiRF will be the surviving corporation in the merger and become a wholly owned subsidiary of CSR. Each share of SiRF common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of SiRF common stock held by SiRF or its subsidiaries, will be converted into the right to receive 0.741 of a CSR ordinary share, or the exchange ratio. If the number of CSR ordinary shares or shares of SiRF common stock changes before the merger is completed because of a share dividend or other distribution payable in CSR ordinary shares or SiRF common stock or because of a share or stock split, reverse share or stock split, reclassification, combination or other similar change, then an equitable adjustment will be made to the number of CSR ordinary shares into which each share of SiRF common stock will be converted.

CSR will not issue any fractional shares of CSR ordinary shares in the merger. Instead, SiRF stockholders will receive cash (without interest) for any fractional ordinary shares that they might otherwise receive in the merger. The amount of the cash payment to each stockholder will either (a) represent a proportionate interest in the net proceeds from the sale on the London Stock Exchange of the aggregate of the fractional ordinary shares that would otherwise have been issued as merger consideration or (b) be paid by CSR based on the closing price of the CSR ordinary shares on the LSE on the date the merger becomes effective.

At the effective time of the merger, SiRF’s certificate of incorporation will be amended and restated in the form attached to the merger agreement, and will be the certificate of incorporation of the surviving corporation after completion of the merger.

Treatment of SiRF Stock Options and Other Equity-Based Awards

Each outstanding option to acquire SiRF common stock granted under SiRF’s stock incentive plans will be converted automatically at the effective time of the merger into an option to purchase CSR ordinary shares subject to and in accordance with the prevailing terms of the SiRF stock incentive plan and related grant agreement under which it was granted, except that:

•

the number of CSR ordinary shares subject to each converted CSR share option will be equal to the product of the number of shares of SiRF common stock previously subject to the SiRF stock option and 0.741, rounded down to the nearest whole share; and

•

the exercise price per CSR ordinary share subject to each converted CSR share option will be equal to the exercise price for each share of SiRF common stock previously subject to the SiRF stock option divided by 0.741, rounded up to the nearest pence.

Restricted stock units in respect of SiRF common stock outstanding immediately prior to the merger will be converted automatically at the effective time of the merger into restricted share units in respect of CSR ordinary shares (taking into account any prevailing vesting requirements and deferral provisions in place under the applicable SiRF stock incentive plan and related grant agreement). The number of CSR ordinary shares subject to each converted CSR restricted share unit will be equal to the product of the number of shares of SiRF common stock previously subject to the SiRF restricted stock unit and 0.741, rounded to the nearest whole share.

Each converted CSR share option and each converted CSR restricted share unit will generally be subject to the same terms and conditions set forth in the applicable SiRF stock incentive plan and related grant agreement.

The SiRF employee stock purchase plan will be terminated immediately prior to the effective time of the merger. Each outstanding right to purchase shares of SiRF common stock under any outstanding offering period as of the date of the merger agreement under the SiRF employee stock purchase plan will terminate at least one day prior to the effective time of the merger. Upon that termination, SiRF may permit each participant in the SiRF employee stock purchase plan to purchase as many whole shares of SiRF common stock as the balance of the participant’s account will allow, at the price determined under the SiRF employee stock purchase plan for each such outstanding offering period, and any amounts remaining in any participant’s account at the effective time of the merger will be refunded to the participant.

CSR has agreed to file a registration statement with the SEC on an appropriate form to the extent necessary to register the issuance of CSR ordinary shares subject to the converted stock options and converted restricted stock units.

Closing and Effective Time of the Merger

The merger will be completed only if all of the conditions to the merger (described below under “Merger Agreement—Conditions to Complete the Merger”) are either satisfied or waived.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware. In the merger agreement, CSR and SiRF have agreed to cause the completion of the merger to occur on the second business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement (other than those conditions which by their nature are to be satisfied on the date the merger is to be completed), or on another mutually agreed date. It currently is anticipated that the effective time of the merger will occur towards the end of the second quarter of 2009.

Conversion of Shares; Exchange of Certificates

The conversion of each share of SiRF common stock into CSR ordinary shares, as described above under “Merger Agreement—Terms of the Merger; Merger Consideration,” will occur automatically at the completion of the merger. Before the completion of the merger, CSR will engage an exchange agent reasonably acceptable to

SiRF to handle the exchange of SiRF common stock certificates for the merger consideration and to perform other duties as outlined in the merger agreement. Unless and until CSR ordinary shares are traded on a U.S. national securities exchange, the parties have agreed to cooperate to cause an institution reasonably satisfactory to CSR and SiRF to maintain, at CSR’s expense, a facility to allow for deposit, custody and trading of CSR ordinary shares for all former holders of SiRF common stock, options or equity-based awards, including holders who are resident in the United States.

Letter of Transmittal

Promptly after the completion of the merger (and in any event within 10 business days), the exchange agent will send a transmittal letter to each person who held shares of SiRF common stock at the effective time of the merger. This mailing will contain instructions on how to surrender SiRF common stock certificates in exchange for statements indicating book-entry ownership of CSR ordinary shares and a check in the amount of cash to be paid instead of fractional shares. However, if a holder of a SiRF stock certificate makes a special request, CSR will issue to the requesting holder a CSR share certificate in lieu of book-entry shares. When you deliver your SiRF stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your SiRF stock certificates will be cancelled and you will receive statements indicating book-entry ownership of CSR ordinary shares, or, if requested, certificates representing the number of CSR ordinary shares to which you are entitled under the merger agreement. You also will receive a cash payment for any fractional ordinary shares that you would otherwise have been entitled to as a result of the merger.

You should not submit your SiRF stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

If a certificate for SiRF common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit from the stockholder attesting to that loss, theft or destruction.

After completion of the merger, there will be no further transfers on the stock transfer books of SiRF (except as required to settle trades executed prior to completion of the merger).

Dissenters’ Rights of Appraisal

All issued and outstanding shares of SiRF common stock held by holders who demand and perfect their right to dissent from the merger and to be paid the fair value of such shares in accordance with Delaware law shall not be converted into CSR ordinary shares in the merger, but instead shall be entitled to have such shares appraised for cash in accordance with Delaware law. In order to assert dissenters’ rights, SiRF stockholders must comply with the requirements of Delaware law as described under “The Merger—Dissenters’ Rights of Appraisal.”

Withholding

CSR, SiRF and the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any SiRF stockholder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If CSR, SiRF or the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

CSR does not pay regular dividends or other distributions. If any dividend or other distribution is declared after the effective time with respect to CSR ordinary shares into which shares of SiRF common stock have been converted, until SiRF common stock certificates have been surrendered for exchange, the dividend or distribution will accrue but will not be paid. CSR will pay any unpaid dividends or other distributions, without interest, to former SiRF stockholders only after they have duly surrendered their SiRF stock certificates.

SiRF does not pay regular dividends or other distributions. In accordance with stated policy, CSR does not pay dividends to its shareholders. In any event, CSR and SiRF have each agreed not to pay dividends to their respective shareholders until after the completion of the merger.

Representations and Warranties of CSR and SiRF to Each Other

The merger agreement contains customary representations and warranties made by CSR and SiRF relating to their respective businesses regarding, among other things:

•	corporate matters, including organization and power to conduct its business, foreign qualifications, corporate authorizations, enforceability, organizational documents and subsidiaries;

•	authority relative to execution, delivery and performance of the merger agreement by SiRF and the absence of contraventions or conflicts with SiRF’s organizational documents as a result of the merger;

•	required governmental authorizations;

•	capitalization;

•	options, stock-based awards and warrants;

•	the timely filing of reports with governmental entities;

•	financial statements, internal controls and accounting;

•	liabilities;

•	the absence of material adverse changes;

•	legal proceedings;

•	business contracts;

•	employee benefit plans and labor relations;

•	taxes and tax treatment of the merger;

•	environmental matters;

•	intellectual property and real and personal property;

•	required permits and compliance with applicable laws;

•	unlawful payments;

•	insurance;

•	broker, finder and investment banker fees payable in connection with the merger; and

•	information supplied for inclusion in this proxy statement/prospectus and other similar documents.

The representations and warranties in the merger agreement do not survive the effective time of the merger.

SiRF’s representations and warranties are qualified by the information included in (a) SiRF’s annual report on Form 10-K for the year ended December 30, 2007 and its quarterly reports on Form 10-Q and current reports on Form 8-K in each case filed with or furnished to the SEC on or after January 1, 2008 and prior to February 9, 2009, excluding any risk factor disclosure in such filings (which filings are available without charge at the SEC’s website, www.sec.gov) and (b) SiRF’s unaudited condensed consolidated balance sheet at December 27, 2008 and condensed consolidated statement of operations for the year ended December 27, 2008, in each case as included in SiRF’s current report on Form 8-K furnished to the SEC on February 10, 2009.

CSR’s representations and warranties are qualified by the information included in (a) CSR’s circulars, notices, prospectuses, resolutions, reports and other documents to which the listing rules, disclosure rules and transparency rules and/or the prospectus rules made by the U.K. Listing Authority apply in each case filed, issued or otherwise made publicly available after January 1, 2008 and prior to February 9, 2009 or (b) the audited consolidated financial statements of CSR and its consolidated subsidiaries for the period ended January 2, 2009.

Investors should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about CSR or SiRF, and should instead read the information provided elsewhere in this proxy statement/prospectus for information regarding CSR and SiRF and their respective businesses.

Restrictions on SiRF’s Business Pending the Merger

Under the merger agreement, SiRF has agreed that, from the date of the merger agreement until the completion of the merger, it will conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and others with whom it has business relationships.

In particular, SiRF has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to, among other things:

•	amend its organizational documents;

•	declare or pay any dividends and distributions on its capital stock;

•	make adjustments to its capital stock;

•	acquire its own capital stock or grant rights to acquire its capital stock;

•	issue shares other than pursuant to existing option and equity incentive plans;

•	enter into voting agreements regarding its capital stock;

•

increase or pay compensation and benefits not required by any existing plan or arrangement, except as consistent with past practice, or grant severance or termination pay, to its directors, officers and employees other than pursuant to existing plans;

•	establish or accelerate rights under any benefit plans;

•	make acquisitions,

•	sell, license or transfer assets other than in the ordinary course of business;

•	enter into, terminate or amend certain material contracts other than, in certain cases, in the ordinary course of business;

•	incur indebtedness on behalf of itself or any other person other than in the ordinary course of business;

•	make loans to or investments in other persons other than in the ordinary course of business;

•	make loans to its directors or officers;

•	make capital expenditures in excess of 80% of the budget for the current fiscal year;

•	change its accounting policies or procedures other than as required by U.S. GAAP;

•	settle litigation;

•	take certain actions with respect to its intellectual property; or

•

take actions that would reasonably be expected to result in the failure of any representation or warranty to be true or accurate in any material respect (except where such failure would not reasonably be expected to have a material adverse effect on SiRF).

These restrictions, which are subject to various exceptions and qualifications agreed by CSR and SiRF, are described in more detail in the merger agreement. In addition, some of the restrictions on SiRF’s business are qualified by confidential disclosures made by SiRF to CSR.

Restrictions on CSR’s Business Pending the Merger

Under the merger agreement, CSR has agreed that, from the date of the merger agreement until the completion of the merger, it will use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and others with whom it has business relationships and refrain from taking any action that would reasonably be expected to materially diminish the value of its business.

In particular, CSR has agreed on behalf of itself and its subsidiaries to certain restrictions in its and their ability to:

•	amend its articles of association;

•	declare dividends and distributions on its share capital;

•	make adjustments to its share capital;

•	acquire its own share capital or grant rights to acquire its share capital;

•

issue shares other than pursuant to the existing share option plans or the allotment of shares for cash pursuant to an authority approved by CSR shareholders, up to an aggregate nominal amount of 5% of CSR’s issued share capital without first offering them to existing shareholders in proportion to their existing holdings;

•	enter into voting agreements regarding its share capital;

•

increase or pay compensation and benefits other than pursuant to existing plans or arrangements, or grant severance or termination pay, to its directors, officers and employees other than pursuant to existing policies;

•	establish or accelerate rights under its benefit plans;

•

take actions that would reasonably be expected to result in the failure of any representation or warranty to be true or accurate in any material respect (except where such failure would not reasonably be expected to have a material adverse effect on CSR);

•	make acquisitions that would prevent, impede or delay the merger; and

•	sell, license or transfer assets to the extent such action would prevent, impede or delay the merger.

These restrictions, which are subject to various exceptions and qualifications agreed by CSR and SiRF, are described in more detail in the merger agreement.

SiRF’s Agreement Not to Solicit Other Offers

SiRF has agreed that it will not, directly or indirectly:

•	solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a “takeover proposal” for SiRF, as described below;

•	discuss or negotiate with, or furnish non-public information to, any person that has made or indicated an intention to make a takeover proposal for SiRF;

•	withdraw, modify or amend the recommendation of SiRF’s board of directors in favor of the merger in any manner adverse to CSR;

•	approve, endorse or recommend any takeover proposal for SiRF;

•	enter into any contract relating to a takeover proposal for SiRF (other than a confidentiality agreement); or

•	publicly propose to do any of the foregoing.

However, until SiRF stockholders vote to approve the merger, SiRF may:

•

engage in discussions and negotiations with a person who has made a bona fide unsolicited takeover proposal and furnish non-public information to that person pursuant to a confidentiality agreement having terms and conditions no less favorable to SiRF than those contained in its confidentiality agreement with CSR if SiRF’s board of directors has determined in good faith, after consultation with its financial advisor, that the takeover proposal could reasonably be expected to lead to a “superior proposal”, as described below;

•

withdraw, modify or amend, in a manner adverse to CSR, the recommendation of SiRF’s board of directors in favor of the merger if SiRF’s board of directors has (i) after consultation with legal counsel, determined in good faith that failure to do so would be inconsistent with its duties to SiRF stockholders and (ii) where such withdrawal, modification or amendment does not involve a takeover proposal, provided CSR with at least two business days’ prior written notice; or

•

recommend a takeover proposal (other than the merger) to SiRF stockholders if (i) SiRF’s board of directors has determined in good faith, after consultation with SiRF’s financial advisor, that such takeover proposal constitutes a superior proposal and (ii) SiRF has provided CSR with three business days’ prior written notice.

The merger agreement provides that the term “takeover proposal”, when used in relation to SiRF, means any proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of all or a majority of assets (including equity securities of any subsidiary of SiRF) or businesses of SiRF or its subsidiaries, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of SiRF, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of SiRF or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving SiRF or any of its significant subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of SiRF, the surviving company or the resulting parent company of SiRF, in each case other than the merger.

The merger agreement provides that the term “superior proposal” means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80% of SiRF common stock then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80% of the assets of SiRF and its subsidiaries and which the board of directors of SiRF determines in good faith (after consultation with its legal counsel and financial advisor) to be more favorable to SiRF stockholders from a financial point of view than the transactions contemplated by the merger agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

In addition, SiRF has the ability to terminate the merger agreement in certain circumstances, as described below under “Merger Agreement—Termination Events.”

CSR’s Agreement Not to Solicit Other Offers

CSR has agreed that it will not, directly or indirectly:

•	solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a takeover proposal for CSR;

•	discuss or negotiate with, or furnish non-public information to, any person that has made or indicated an intention to make a takeover proposal for CSR;

•	approve, endorse or recommend any takeover proposal for CSR;

•	enter into any contract relating to a takeover proposal for CSR; or

•	publicly propose to do any of the foregoing.

CSR may, however, take actions required by the U.K. City Code on Takeovers and Mergers as administered by the U.K. Panel on Takeovers and Mergers.

The merger agreement provides that the term “takeover proposal”, when used in relation to CSR, means any proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of all or a majority of assets (including equity securities of any subsidiary of CSR) or businesses of CSR or its subsidiaries, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of CSR, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of CSR or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving CSR or any of its significant subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of CSR, the surviving company or the resulting parent company of CSR, in each case other than the merger.

In addition, CSR has agreed that the recommendation of CSR’s board of directors in favor of the transactions contemplated by the merger agreement shall not be withdrawn, modified or amended in any manner adverse to SiRF, and CSR has agreed to include such recommendation in its prospectus and shareholder circular relating to the merger, unless CSR’s board of directors has (i) based upon the written opinion of an internationally recognized law firm as to the duties of the directors to shareholders and other applicable law in the context of the facts presented, in its good faith reasonable judgment, determined that failure to take such action would be a violation of its duties to CSR shareholders or other applicable law, it being understood that this determination may not be based on facts that exist on the date of the merger agreement, and (ii) provided SiRF with at least three business days’ prior written notice of its intention to take such action.

CSR Shareholder Meeting; CSR’s Shareholder Circular and Prospectus

In order to complete the merger, CSR must obtain the affirmative vote of a majority of CSR shareholders (or their proxies, if applicable) as (being entitled to do so) are present and vote or, in the case of a vote taken on a poll, the affirmative vote by CSR shareholders or their proxies representing a majority of the CSR ordinary shares in respect of which votes are validly exercised, in relation to (i) the transactions contemplated by the merger agreement, (ii) the increase in CSR’s authorized share capital necessary to issue CSR ordinary shares in the merger to SiRF stockholders and to satisfy holders of SiRF stock options and other equity-based awards and (iii) the allotment of CSR ordinary shares to SiRF stockholders and any CSR ordinary shares to be issued pursuant to the exercise of SiRF stock options and other equity-based awards (see above, “Treatment of SiRF Stock Options and Other Equity-Based Awards”) in accordance with the U.K. Companies Act 1985, the U.K. Companies Act 2006 and the listing rules made by the U.K. Listing Authority under Part VI of the U.K. Financial Services and Markets Act 2000.

CSR has agreed to hold a meeting of its shareholders in order to obtain this approval. Under the merger agreement, the meeting of CSR shareholders must be held promptly after the date that this registration statement on Form F-4 is declared effective by the SEC. CSR and SiRF have agreed to cooperate with each other in setting a mutually acceptable date so that both CSR’s shareholder meeting and SiRF’s stockholder meeting are held on the same date. CSR’s shareholder meeting is currently scheduled to occur on June 25, 2009.

CSR has agreed to use its reasonable best efforts to obtain formal approval of the U.K. Listing Authority of the shareholder circular relating to the general meeting of CSR shareholders to be held to consider the transactions contemplated by the merger agreement and the prospectus relating to the issuance of CSR ordinary shares in the merger.

Reasonable Best Efforts

Each of CSR and SiRF has agreed to (i) use reasonable best efforts to solicit proxies from their respective shareholders in favor of the merger and (ii) take all other action reasonably necessary or advisable to secure the approval of their respective shareholders in favor of the merger.

In addition, each of CSR and SiRF have agreed to use reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions to the merger to be satisfied and to consummate the merger as promptly as practicable (and similarly to refrain from doing and cause not to be done any action, including any transaction, that would reasonably be expected to cause these conditions to fail to be satisfied).

Employee Matters

CSR has agreed that, if any SiRF employee as of the effective time of the merger is transferred to CSR or becomes a participant in CSR’s employee benefit plans, then CSR will treat that employee’s prior service with SiRF as service rendered to CSR (to the extent prior service was recognized under the SiRF employee benefit plan providing similar benefits) for the purposes of eligibility and vesting and to waive any pre-existing condition limitation that might otherwise apply to the extent waived or satisfied under a SiRF employee benefit plan.

In addition, CSR has agreed (except where terms and conditions of employment are specified by law, collective bargaining agreement, works council rules or similar arrangements) to maintain for a period of twelve months after the effective time of the merger (i) base salary or annual wages (as applicable) and cash incentive compensation opportunity to each SiRF employee that are not less favorable than the SiRF employee received immediately prior to the merger and (ii) employee benefits that are no less favorable, in the aggregate, than those employee benefits (other than any defined benefit retirement plans, change in control or transaction-based compensation, retention or stay bonuses or equity-based compensation) that were provided to SiRF employees immediately prior to the merger. However, CSR may modify, amend or terminate any SiRF employee benefit plan or other employee benefit plan or arrangement maintained by CSR or the surviving corporation in the merger if the employee benefits provided to SiRF’s employees (after the modification, amendment or termination) are no less favorable than those provided to similarly situated employees of CSR.

The merger agreement provides that the provisions of the merger agreement relating to employee benefits are for the sole benefit of CSR and SiRF, and that no third party (including any SiRF employee) will have any legal or equitable rights or remedies under the merger agreement, including in relation to continued employment with CSR or the surviving corporation in the merger or the maintenance of any employee benefit plans or arrangements by CSR or the surviving corporation.

Indemnification and Insurance

The merger agreement provides that, following the completion of the merger, all rights to indemnification, advancement of expenses and exculpation existing on the date of the merger agreement in favor of any present or former director or officer of SiRF or any of its subsidiaries will survive the merger. CSR has agreed not to amend, repeal or otherwise modify the provisions in SiRF’s organizational documents, any organizational documents of any of its subsidiaries or any agreement providing for indemnification advancement of expenses and exculpation in any manner that would adversely affect the rights thereunder of any such individual.

CSR has agreed to indemnify all present or former directors or officers of SiRF or any of its subsidiaries to the fullest extent permitted by applicable laws with respect to all claims arising from the fact of being a director or officer of SiRF or any of its subsidiaries prior to the completion of the merger or from acts and omissions arising out of or relating to their services as directors or officers of SiRF or its subsidiaries prior to completion of the merger. CSR has agreed to pay as incurred any such indemnified person’s legal fees, costs and expenses incurred in connection with such legal action, subject to CSR’s receipt of an undertaking from such person to repay such legal fees, costs and expenses if it is ultimately determined under applicable laws that such person is not entitled to be indemnified.

The merger agreement provides that CSR shall maintain, for at least seven years following the completion of the merger, policies of directors’ and officers’ liability insurance of at least the same coverage and amounts containing terms and conditions no less advantageous to the individuals covered by these policies than those in effect on the date of the merger agreement, except that CSR will not be required to pay an annual premium for these policies in excess of $1,407,692.98. The merger agreement also provides that SiRF or CSR may obtain one or more seven-year prepaid “tail” insurance policies in lieu of the policies of directors’ and officers’ liability insurance currently maintained by SiRF providing the same coverage and amounts and terms and conditions as SiRF’s current policies. If either SiRF or CSR obtains such “tail” insurance, CSR will not be required to otherwise maintain replacement directors’ and officers’ liability insurance for the individuals covered by SiRF’s current directors’ and officers’ liability insurance policies.

Hart-Scott-Rodino Act Filing

The merger agreement requires CSR and SiRF to file pre-merger notifications under the Hart-Scott-Rodino Act. CSR and SiRF have each agreed to take any and all actions necessary to enable the applicable waiting period to expire, and to avoid or eliminate each and every impediment under any applicable law to cause the merger to occur as promptly as possible, including (i) complying with or modifying any requests for additional information, (ii) offering, negotiating, committing to and effective, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets rights products or business of CSR and SiRF and their respective subsidiaries or committing to any restrictions on their respective businesses and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of CSR or SiRF to consummate the transactions contemplated by the merger agreement and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Neither CSR nor SiRF would however be required to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the completion of the merger, any assets, businesses or interest in any assets or businesses of CSR, SiRF or any of their respective affiliates or (ii) any conditions relating to, or changes or restrictions in, the operation of any such assets or businesses which, in either case, would reasonably be expected to result in a material adverse effect on the business of CSR and SiRF, taken together, as expected to be conducted after the completion of the merger.

The waiting period under the Hart-Scott Rodino Act with respect to the merger expired on March 25, 2009.

Director Appointments

The merger agreement provides that Diosdado Banatao and Kanwar Chadha will be appointed to CSR’s board of directors as non-executive director and executive director, respectively.

Listing of the CSR Ordinary Shares on the London Stock Exchange

Under the merger agreement, CSR has agreed to use its best efforts to cause the CSR ordinary shares that will be issued in the merger to SiRF stockholders to be approved for admission to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange’s main market for listed securities.

Other Agreements

The merger agreement also contains covenants relating to the preparation of this proxy statement/prospectus and the holding of the special meeting of SiRF stockholders, access to information of the other company, public announcements with respect to the transactions contemplated by the merger agreement, the maintenance and prosecution of each party’s intellectual property rights, tax matters and obtaining third party consents under SiRF’s business contracts.

Conditions to Complete the Merger

Each party’s obligation to complete the merger is subject to satisfaction or mutual waiver of the following conditions:

•	the merger agreement is adopted by SiRF stockholders;

•	the transactions contemplated by the merger agreement are approved by CSR shareholders;

•

the CSR ordinary shares issuable to SiRF stockholders under the merger agreement are admitted to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange’s main market for listed securities, subject only to allotment to the former SiRF stockholders;

•	the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated;

•

there are no governmental laws, orders, judgments, injunctions or other restraints, and no governmental authority has instituted any proceeding seeking such laws, order, judgments, injunctions or other restraints, that prohibit consummation of the merger or that relate to the merger and would be reasonably expected to have a material adverse effect on CSR or SiRF after giving effect to the merger; and

•

the registration statement on Form F-4 relating to the registration under the U.S. Securities Act of 1933 of the issuance of CSR ordinary shares in the merger is effective, and the SEC has not issued any stop order suspending the effectiveness of the registration statement or initiated or threatened any stop order proceedings that are not concluded or withdrawn.

The waiting period under the Hart-Scott Rodino Act with respect to the merger expired on March 25, 2009.

CSR’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of SiRF must be true and correct on the date on which the merger is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect”, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on SiRF;

•	SiRF must have performed in all material respects all of its obligations under the merger agreement; and

•	SiRF must deliver to CSR a certificate signed by an executive officer of SiRF stating that the above two conditions have been met.

SiRF’s obligation to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of CSR must be true and correct on the date on which the merger is to be completed as if made as of that date or, if the representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, without giving effect to any limitation as to “materiality” or “material adverse effect”, has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR;

•	CSR must have performed in all material respects all of its obligations under the merger agreement; and

•	CSR must deliver to SiRF a certificate signed by an executive officer of CSR stating that the above two conditions have been met.

The merger agreement provides that a “material adverse effect” means any effect, event, change, occurrence, circumstance or development which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of SiRF or CSR and their respective subsidiaries, taken as a whole or (ii) would prevent SiRF or CSR from consummating the merger and the other transactions contemplated by the merger agreement. When determining whether an effect, event, change, occurrence, circumstance or development, individually or in the aggregate, is materially adverse to the business, assets, properties, liabilities or condition (financial or otherwise) or results of operations of SiRF or CSR and their respective subsidiaries, taken as a whole, none of the following, either alone or in combination, may be taken into account in determining whether a material adverse effect has occurred:

•

effects of the financial, securities or capital markets or the economy to the extent that they do not materially disproportionately affect SiRF or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which SiRF or CSR and their respective subsidiaries operate;

•

effects arising from the industries in which SiRF or CSR and their respective subsidiaries operate in general to the extent that they do not materially disproportionately affect SiRF or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the same industries;

•	changes in the demand or pricing for products sold by SiRF or CSR and their respective subsidiaries;

•	effects arising from the currency markets or currency fluctuations generally;

•	effects arising from the negotiation, execution, announcement or performance of the merger agreement or the consummation of the transactions contemplated by the merger agreement;

•

effects resulting from CSR’s refusal or unreasonable delay in granting a request from SiRF to take or omit to take any action under the merger agreement, if taking such action or omitting to take such action would have avoided such effect;

•	changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof;

•	any action taken by SiRF or CSR at the request of, or with the consent of, the other party;

•

acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not materially disproportionately affect the SiRF or CSR and their respective subsidiaries, taken as a whole, compared to other companies operating in the same industries;

•	any change in the trading prices of SiRF common stock or CSR ordinary shares by itself; and

•

any failure by SiRF or CSR to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof.

The merger agreement provides that neither party may rely on the failure of a condition to the merger if the failure was caused by that party’s failure to fulfill any of its obligations under the merger agreement.

Any or all of the conditions described above may be waived, in whole or in part, by CSR or SiRF, to the extent legally allowed. Neither CSR nor SiRF currently expects to waive any material condition to the completion of the merger.

It currently is anticipated that the effective time of the merger will occur towards the end of the second quarter of 2009, but neither CSR nor SiRF can guarantee when or if the merger will be completed.

Termination Events

The merger agreement may be terminated at any time prior to the completion of the merger by mutual written consent of CSR and SiRF, and either party may terminate the merger agreement in the following circumstances:

•

if the merger has not been completed by August 31, 2009, unless the waiting period under the Hart-Scott-Rodino Act has not then expired or been terminated or the registration statement of which this proxy statement/prospectus is a part is not effective or there is a stop order suspending the effectiveness of the registration statement on Form F-4 relating to the merger (or proceedings for that purpose have been initiated or threatened by the SEC and not concluded or withdrawn), in which case this termination right shall be suspended until October 30, 2009, except that a party may not terminate the merger agreement on this basis if its failure to fulfill any of its obligations was a principal cause of the failure to consummate the merger by such date;

•	if the merger agreement is not adopted by SiRF stockholders after a vote thereon at a duly held meeting of SiRF stockholders; or

•	if the transactions contemplated by the merger agreement are not approved by CSR shareholders after a vote thereon at a duly held meeting of CSR shareholders.

CSR may terminate the merger agreement prior to the completion of the merger if:

•	SiRF’s board of directors withdraws, modifies or amends its recommendation to SiRF stockholders in favor of the merger in any manner adverse to CSR;

•

(i) SiRF’s board of directors publicly endorses or recommends a takeover proposal for SiRF other than the merger, (ii) SiRF enters into any contract (other than a confidentiality agreement) relating to a takeover proposal, (iii) a tender offer or exchange offer that constitutes a takeover proposal for SiRF is commenced and SiRF’s board of directors fails to recommend against acceptance of such tender offer or exchange offer by SiRF stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten business days after commencement the tender offer or exchange offer, or (iv) SiRF or its board of directors publicly announce an intention to do any of the foregoing; or

•

SiRF breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach (i) would result in a material adverse effect on SiRF (in the case of representations and warranties) or SiRF’s failure to perform in all material respects all of its obligations under the merger agreement (in the case of covenants and agreements) and (ii) has not been cured by SiRF within 20 business days after its receipt of written notice of such breach from CSR.

SiRF may terminate the merger agreement prior to the completion of the merger if:

•

prior to obtaining the approval of SiRF stockholders of the merger, SiRF’s board of directors approves, or authorizes SiRF to enter into a proposed contract providing for the implementation of, a superior takeover proposal in accordance with the requirements of the merger agreement as described in “The Merger Agreement—SiRF’s Agreement not to Solicit Other Offers,” but only if: (i) SiRF is not then and has not been in material breach of any of its obligations not to solicit other offers; (ii) SiRF has notified CSR in writing that it intends to enter into the proposed contract; (iii) during the three business day period following CSR’s receipt of notice, (a) if requested by CSR, SiRF has negotiated with and caused its financial and legal advisors to negotiate with CSR during such three business day period regarding amendments to the terms and conditions of the merger agreement which might cause the takeover proposal to no longer constitute a superior takeover proposal, and (b) following the end of this three business day period, SiRF’s board of directors has determined in good faith, taking into account any changes to the terms of the merger agreement offered in writing by CSR to SiRF in response to the notice (or otherwise), that the superior takeover proposal continues to constitute a superior takeover proposal (except that any material amendment to the financial terms of the superior takeover proposal requires a new notice and compliance with the requirement to negotiate, if requested by CSR, for a period of two business days); and (iv) SiRF exercises its right of termination within fifteen business days following the three business day period (or two business day period, as applicable) referred to above;

•

CSR breaches any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach (i) would result in a material adverse effect on CSR (in the case of representations and warranties) or CSR’s failure to perform in all material respects all of its obligations under the merger agreement (in the case of covenants and agreements) and (ii) has not been cured by CSR within 20 business days after its receipt of written notice of such breach from SiRF; or

•	CSR’s board of directors withdraws, modifies or amends its recommendation to CSR shareholders in favor of the merger in any manner adverse to SiRF.

Termination Fees

SiRF will be required to pay a termination fee of $3,660,000 to CSR in the following circumstances:

•

SiRF terminates the merger agreement in connection with the approval by SiRF’s board of directors of a proposed contract providing for the implementation of a takeover proposal (other than the merger);

•

CSR terminates the merger agreement because SiRF’s board of directors has publicly endorsed a takeover proposal (other than the merger), SiRF has entered into a contract (other than a confidentiality agreement) for such a takeover proposal, SiRF’s board of directors fails to recommend against acceptance of tender offer or exchange offer constituting such a takeover proposal, or SiRF or its board of directors publicly announce an intention to do any of the foregoing;

•

(i) a takeover proposal for SiRF has been publicly announced and is not withdrawn, (ii) either CSR or SiRF terminates the merger agreement because of a failure to secure the approval of the SiRF stockholders, and (iii) within six months following the date of termination, SiRF enters into a contract providing for the implementation of, or consummates, a takeover proposal for SiRF (whether or not that takeover proposal is the one that was announced and not withdrawn when the merger agreement was terminated); or

•

CSR terminates the merger agreement because of the withdrawal, modification or amendment by SiRF’s board of directors of its recommendation to SiRF stockholders in favor of the merger in any manner adverse to CSR, unless SiRF’s board of directors takes such action based on facts that, were the closing of the merger scheduled to occur at that time, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on CSR.

CSR will be required to pay a termination fee of $3,660,000 to SiRF if SiRF terminates the merger agreement because of the withdrawal, modification or amendment by CSR’s board of directors of its recommendation to CSR shareholders in favor of the merger in any manner adverse to SiRF, unless CSR’s board of directors takes such action based on facts that, were the closing of the merger scheduled to occur at that time, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on SiRF.

Expenses

Whether or not the merger is consummated, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those costs and expenses, except that expenses incurred in connection with the printing, filing and mailing of this proxy statement/prospectus and the filing fee under Hart-Scott-Rodino Act will be shared equally by CSR and SiRF.

Amendment; Waiver

The merger agreement may be amended by CSR, Shannon Acquisition Sub, Inc. and SiRF at any time prior to the completion of the merger if approved by their respective boards of directors. Any amendment that requires the approval of CSR shareholders or SiRF stockholders under applicable laws may not be made without such approval.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware.

THE VOTING AND SUPPORT AGREEMENTS

The following discussion summarizes material provisions of the voting and support agreements. A complete copy of the form of the voting and support agreement is in Appendix E to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the voting and support agreements and not by this summary. SiRF stockholders are urged to read the form of voting and support agreement carefully and in its entirety.

On February 9, 2009, Diosdado Banatao, Kanwar Chadha and certain entities controlled by or otherwise affiliated with Mr. Banatao entered into voting and support agreements.

As of May 22, 2009, Messrs. Banatao and Chadha and certain entities controlled by or otherwise affiliated with Mr. Banatao beneficially owned shares representing approximately 5.8% of all outstanding voting shares of SiRF common stock.

The voting and support agreements provide that Messrs. Banatao and Chadha and the other signatories (other than CSR and Shannon Acquisition Sub, Inc.):

•	will not sell or otherwise dispose of the shares of SiRF common stock held by such person during the pendency of the merger;

•	will not take certain other actions which would restrict or impede the merger; and

•	will vote (or procure that the registered holder of the shares will vote) in favor of the proposals to adopt the merger agreement and approve the merger.

The voting and support agreements will terminate upon the earlier to occur of (i) the consummation of the merger, (ii) the termination of the merger agreement for any reason and (iii) the date the merger agreement is amended in a manner that reduces the consideration to be received by SiRF stockholders in the merger.

Each voting and support agreement provides that the obligations of Messrs. Banatao and Chadha and the other signatories under each agreement are solely in his or its capacity as a stockholder of SiRF, and none of the provisions of each agreement will be deemed to restrict or limit any fiduciary or other duty any of them may have as a member of SiRF’s board of directors, as an executive officer of SiRF, or as a trustee, director or officer of any other entity that is not a signatory to the applicable agreement.

The voting and support agreements are governed by Delaware law.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Presented below are the unaudited pro forma condensed consolidated balance sheet of CSR as of January 2, 2009 and the unaudited pro forma condensed consolidated income statement of CSR for the 53 weeks ended January 2, 2009. The pro forma financial information has been prepared to give effect to the acquisition of SiRF. The unaudited pro forma condensed consolidated balance sheet as of January 2, 2009 has been prepared as though the acquisition of SiRF occurred as of that date. The unaudited pro forma condensed consolidated income statement for the 53 weeks ended January 2, 2009 has been prepared as though the acquisition of SiRF occurred as of the beginning of such period on December 29, 2007. The assumptions underlying the pro forma adjustments are described in the accompanying notes.

The unaudited condensed consolidated pro forma financial information has been prepared based upon the following:

•

the audited consolidated financial statements of CSR as of and for the 53 weeks ended January 2, 2009, which have been prepared in accordance with IFRS as issued by the IASB and included elsewhere in this proxy statement/prospectus; and

•

the audited consolidated financial statements of SiRF as of and for the year ended December 27, 2008, which have been prepared in accordance with U.S. GAAP and are included elsewhere in this proxy statement/prospectus. These consolidated financial statements have been adjusted to IFRS for purposes of presentation in the unaudited pro forma condensed consolidated financial information.

CSR’s financial statements are reported on a 52 or 53-week basis, with the fiscal year 2008 ended on January 2, 2009. SiRF’s fiscal year-ends prior to July 1, 2008 were on a calendar year basis. Effective July 1, 2008, SiRF changed its fiscal year-end to be the 52 or 53-week period ending on the Saturday closest to December 31, and the fiscal year 2008 was for the period from January 1, 2008 to December 27, 2008.

The estimated purchase price for the acquisition of SiRF is $255.4 million based on the closing price of CSR ordinary shares of £3.39 as of May 22, 2009, and converted to a price in U.S. dollars of $5.395 using a U.S. dollar/GBP exchange rate of $1.5914 per £1.00 as of May 22, 2009, being the latest practicable business day before publication of this proxy statement/prospectus. In addition, it is estimated that the fair value of vested stock options issued is $11.7 million and that costs incurred in connection with the acquisition will be approximately $10.0 million, resulting in an aggregate purchase price of $277.1 million. The actual purchase price will be determined at the completion date based on the CSR ordinary share price and the U.S. dollar/GBP exchange rate at that date and accordingly will vary from that used in the preparation of the pro forma financial information. A 10% increase in the CSR ordinary share price from the price of $5.395 per share used in preparing the pro forma financial information, which could be caused by changes in the GBP price of CSR’s shares and/or changes in the U.S. dollar/GBP exchange rate, would result in an increase in the goodwill recognized of $25.8 million. A 10% decrease in the CSR ordinary share price used in the pro forma financial information would result in a decrease in the goodwill recognized of $26.0 million.

The estimated purchase price takes account of SiRF options in existence at May 22, 2009.

The merger will be accounted for by CSR using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of purchase and the total purchase price is allocated to the tangible and intangible assets acquired and liabilities assumed. As of the date of this proxy statement/prospectus, the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price have not been completed. Accordingly, CSR has allocated the total estimated purchase price, calculated as described under “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information,” to the assets acquired and liabilities assumed, based on preliminary estimates of their fair values. A final determination of these fair values will reflect, among other things, CSR’s consideration of a final valuation based on the actual net tangible and intangible assets, such as acquired in-process research and development, customer relationships, developed and core technology, intellectual property, patents, and trade names that exist as at the closing of the acquisition. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma adjustments give effect to events that are directly attributable to the acquisition and are factually supportable. The unaudited pro forma condensed consolidated financial information is presented for information purposes only and reflects estimates and assumptions made by CSR’s management that it considers reasonable. It does not purport to represent what CSR’s actual results of operations or financial condition would have been had the acquisition occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited condensed consolidated pro forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with combining CSR and SiRF due to the adoption of best practices.

Nonrecurring charges and credits directly related to the SiRF acquisition and which will be included in CSR’s income statement within 12 months following the acquisition have not been included in the unaudited pro forma condensed income statement. For a discussion of other such items, see “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information”.

The unaudited condensed consolidated pro forma financial information should be read in conjunction with the information contained in “Selected Historical Consolidated Financial Data of CSR,” “Selected Historical Consolidated Financial and Supplementary Financial Data of SiRF,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSR,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SiRF” and the audited consolidated financial statements of CSR and SiRF, appearing elsewhere in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of January 2, 2009

	Historical CSR (Note 1)	Historical SiRF (Note 2)	Acquisition adjustments (Note 3)		Pro forma CSR
	(in U.S.$ thousands, except share amounts)
Non-current assets
Goodwill	106,322	—	114,302		220,624
Other intangible assets	20,797	5,543	11,155	(b)	37,495
Property, plant and equipment	48,173	8,339	—		56,512
Notes receivable	—	3,919	7,300	(c)	11,219
Other long term assets	—	688	—		688
Deferred tax asset	6,481	2,859	12,809	(d)	22,149

Total non-current assets	181,773	21,348	145,566		348,687

Current assets
Inventory	66,201	16,372	—		82,573
Trade and other receivables	81,809	20,482	—		102,291
Treasury deposits and investments	81,000	29,950	—		110,950
Cash and cash equivalents	180,898	85,840	(10,000)	(a)	256,738

Total current assets	409,908	152,644	(10,000)		552,552

Total assets	591,681	173,992	135,566		901,239

Current liabilities
Trade and other payables	62,170	32,640	—		94,810
Current tax liabilities	1,648	2,969	—		4,617
Obligations under finance lease	1,057	—	—		1,057
Deferred margin on shipments to distributors	—	1,714	(1,714)	(e)	—
Deferred revenue	—	1,368	(698)	(e)	670
Derivative financial instruments	32,062	—	—		32,062
Provisions	4,408	79	—		4,487
Contingent consideration	753	—	—		753

Total current liabilities	102,098	38,770	(2,412)		138,456

Net current assets	307,810	113,874	(7,588)		414,096

Non-current liabilities
Deferred tax liability	4,002	165	4,243	(b)	8,410
Contingent consideration	16,747	—	—		16,747
Long-term provisions	1,795	1,695	—		3,490
Obligations under finance leases	293	—	—		293

Total non-current liabilities	22,837	1,860	4,243		28,940

Total liabilities	124,935	40,630	1,831		167,396

Net assets	466,746	133,362	133,735		733,843

Equity
Share capital	238	6	69	(f)	313
Share premium and other reserves	152,122	621,877	(354,343)	(f)	419,656
Retained earnings	314,386	(488,521)	488,009	(f)	313,874

Total equity	466,746	133,362	133,735		733,843

Number of shares in issue at balance sheet date (1)	128,201,241		47,341,117		175,542,358

(1)

The historical CSR shares in issue as of January 2, 2009 represents 132,890,821 issued shares, net of 4,689,580 shares held by the CSR Employee Benefit Trust. The number of shares in issue at the balance sheet date has been adjusted by 47,341,117 shares representing the estimated number of shares to be issued as consideration, based upon 63,888,147 SiRF shares of common stock outstanding as of May 22, 2009. The number of shares exchanged will be 0.741 CSR ordinary shares for each share of SiRF.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENT

For the 53 weeks ended January 2, 2009

	Historical CSR (Note 1)	Historical SiRF (Note 2)	Acquisition adjustments (Note 3)		Pro forma CSR
	(in U.S.$ thousands, except share and per share amounts)
Revenue	694,865	232,452	—		927,317
Cost of sales	(385,037)	(147,938)	13,176	(g)(h)	(519,799)

Gross profit	309,828	84,514	13,176		407,518
Research and development expenses:
Other research and development	(152,749)	(107,883)	17,934	(h)	(242,698)
Amortization of acquired intangible assets	(5,418)	(12,666)	12,004	(g)	(6,080)

Total research and development expenses	(158,167)	(120,549)	29,938		(248,778)

Sales, marketing and administrative expenses:
Other sales, marketing and administrative expenses	(92,813)	(75,883)	12,634	(h)	(156,062)
Asset impairment	(52,918)	(300,553)	—		(353,471)
Restructuring	(14,445)	(2,045)	—		(16,490)

Total sales, marketing and administrative expenses	(160,176)	(378,481)	12,634		(526,023)

Operating loss	(8,515)	(414,516)	55,748		(367,283)
Investment income	6,139	3,031	—		9,170
Finance costs	(4,075)	(807)	—		(4,882)
Note receivable impairment	—	(11,800)	—		(11,800)
Other income (loss) net	—	6,859	—		6,859

Loss before tax	(6,451)	(417,233)	55,748		(367,936)
Tax	(488)	(25,809)	—	(i)	(26,297)

Loss for the period	(6,939)	(443,042)	55,748		(394,233)

Basic loss per share	(0.05)				(2.24)
Weighted average number of shares in issue (millions) (1)	128,617,601		47,341,117		175,958,718
Diluted loss per share	(0.05)				(2.24)
Weighted average number of shares on fully diluted basis (millions) (1)	128,617,601		47,341,117		175,958,718

(1)

The weighted average number of shares outstanding during the period has been adjusted to give effect to shares to be issued as consideration for the transaction as if the acquisition had taken place as of December 29, 2007. Potential shares that have not been included in the diluted loss per share as their effect would be anti-dilutive totalled 1,440,716.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

1. Historical CSR Information

Represents the historical condensed consolidated balance sheet and income statement, which have been extracted from the audited consolidated financial statements of CSR included elsewhere in this proxy statement/prospectus.

2. SiRF Reconciliation to IFRS

SiRF’s audited consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain material respects from IFRS. In addition, certain reclassifications are required to conform the presentation of SiRF’s historical financial information to that of CSR under IFRS. The effects of these reclassifications and the application of IFRS are as follows:

Balance Sheet Data

			IFRS Adjustments
	Historical SiRF as reported under US GAAP (a)		Share- based compensation (b)	Business combinations (c)		Restructuring (d)	Impair- ment (e)	Reclassifi- cations (f)		Historical SiRF as shown in the Pro forma
Non-current assets
Goodwill	—		—	15,386	(v)	—	(15,386)	—		—
Other intangible assets	21,602		—	16,506	(i)	—	(37,863)	5,298	(i)	5,543
Property, plant and equipment	13,637		—	—		—	—	(5,298	)(i)	8,339
Notes receivable	3,919		—	—		—	—	—		3,919
Other long term assets	688		—	—		—	—	—		688
Deferred tax asset	2,837		—	—		—	—	22	(ii)	2,859

Total non-current assets	42,683		—	31,892		—	(53,249)	22		21,348

Current assets
Inventory	16,372		—	—		—	—	—		16,372
Trade and other receivables	16,329		—	—		—	—	4,153	(iii)	20,482
Treasury deposits and investments	—		—	—		—	—	29,950	(iv)	29,950
Marketable securities	29,950		—	—		—	—	(29,950	)(iv)	—
Cash and cash equivalents	85,840		—	—		—	—	—		85,840
Prepaid and other current assets	4,153		—	—		—	—	(4,153	)(iii)	—
Deferred tax asset	22		—	—		—	—	(22	)(ii)	—

Total current assets	152,666		—	—		—	—	(22)		152,644

Total assets	195,349		—	31,892		—	(53,249)	—		173,992

Current liabilities
Trade and other payables	15,038		—	—		301	—	17,301	(v)	32,640
Current tax liabilities	—		—	—		—	—	2,969	(vii)	2,969
Deferred margin on shipments to distributors	1,714		—	—		—	—	—		1,714
Deferred revenue	1,368		—	—		—	—	—		1,368
Provisions	—		—	—		—	—	79	(vi)	79
Other current liabilities	17,327	(i)	—	—		—	—	(17,327	)(v) (vi)	—

Total current liabilities	35,447		—	—		301	—	3,022		38,770

Net current assets	117,219		—	—		(301)	—	(3,044)		113,874
Non-current liabilities
Deferred tax liability	165		—	5,145	(i)	—	(5,145)	—		165
Long-term income taxes payable	3,022		—	—		—	—	(3,022	)(vii)	—
Long-term provisions	1,695		—	—		—	—	—		1,695

Total non-current liabilities	4,882		—	5,145		—	(5,145)	(3,022)		1,860

Total liabilities	40,329		—	5,145		301	(5,145)	—		40,630

Net assets	155,020		—	26,747		(301)	(48,104)	—		133,362

			IFRS Adjustments
	Historical SiRF as reported under US GAAP (a)		Share- based compensation (b)		Business combinations (c)		Restructuring (d)	Impair- ment (e)	Reclassifi- cations (f)		Historical SiRF as shown in the Pro forma

Equity
Share capital	6		—		—		—	—	—		6
Share premium and other reserves	593,371		21,620	(i)	6,886(iii)(	iv)	—	—	—		621,877
Retained earnings	(438,357)		(21,620)		19,861		(301)	(48,104)	—		(488,521)

Total equity	155,020		—		26,747		(301)	(48,104)	—		133,362

Income Statement Data
Revenue	232,452		—		—		—		—		232,452
Cost of sales	(147,994	)(ii)	56	(i)	—		—		—		(147,938)
Gross profit	84,458		56		—		—	—	—		84,514
Research and development expenses:
Other research and development	(108,710)		827	(i)	—		—	—	—		(107,883)
Amortization of acquired intangible assets	(7,174)		—		(5,792	)(i)	—	—	—		(12,666)
					300	(ii)

Total research and development expenses	(115,884)		827		(5,492)		—	—	—		(120,549)

Sales, marketing and administrative expenses:
Other sales, marketing and administrative expenses	(76,465)		582	(i)	—		—	—	—		(75,883)
Asset impairment	(246,124	)(iii)	—		400	(ii)	—	(53,249)	(1,580	)(viii)	(300,553)
Restructuring	(3,324)		—		—		(301)	—	1,580	(viii)	(2,045)

Total sales, marketing and administrative expenses	(325,913)		582		400		(301)	(53,249)	—		(378,481)

Operating profit (loss)	(357,339)		1,465		(5,092)		(301)	(53,249)	—		(414,516)
Investment income	3,031		—		—		—	—	—		3,031
Finance costs	—		—		—		—	—	(807	)(ix)	(807)
Note receivable impairment	(11,800)		—		—		—	—	—		(11,800)
Other income (loss), net	6,052	(iv)	—		—		—	—	807	(ix)	6,859

Loss before tax	(360,056)		1,465		(5,092)		(301)	(53,249)	—		(417,233)
					2,397	(i)
					(193	)(ii)
Tax	(38,917)		7,252	(ii)	(1,493	)(iv)	—	5,145	—		(25,809)

Loss for the period	(398,973)		8,717		(4,381)		(301)	(48,104)	—		(443,042)

For purposes of the unaudited pro forma condensed consolidated financial information, the historical financial information of SiRF has been converted to IFRS using an adoption date of January 1, 2006.

(a)	The historical SiRF financial information has been extracted from the audited consolidated balance sheet as of December 27, 2008 and the audited consolidated statement of operations for the year ended December 27, 2008, except certain items have been aggregated as follows:

i.	Represents the aggregation of accrued payroll and related benefits, other accrued liabilities, advance contract billings, and rebates payable to customers.

ii.	Represents the aggregation of cost of product revenue, amortization of acquisition-related intangible assets, and acquisition-related intangible asset impairment within cost of sales.

iii.	Represents the aggregation of goodwill impairment and acquisition-related intangible asset impairment within operating expenses.

iv.	Represents the aggregation of other expense, net, gain on divestiture, and release of escrow funds.

(b)	Adjustments to record SiRF’s share based compensation plans under IFRS include the following:

i.	Timing of recognition—Under U.S. GAAP, SiRF recognised the fair value of certain share-based awards as share-based compensation expense over the vesting period on a straight line basis with a corresponding entry to additional paid-in capital (shown as “share premium and other reserves” in the pro forma). Under IFRS, for share-based awards with graded vesting (i.e., those where the awards vest in instalments), each separately vesting portion of the award is accounted for as a separate grant with a different vesting period. This results in compensation cost being recognized on an accelerated basis compared to the straight line method. As a result of additional share-based compensation expense recognized in earlier periods under IFRS on grants occurring in previous years, a reduction in share-based compensation expense of $1.5 million has been recognized. The cumulative impact as of January 2, 2009 of the additional expense recognized under IFRS in previous years, offset by the reduced expense of $1.5 million in the 53 weeks ended January 2, 2009, resulted in an IFRS adjustment to share premium and other reserves of $21.6 million and a corresponding decrease to retained earnings.

ii.	Taxation—Under U.S. GAAP, deferred taxes associated with deductible share-based payment awards are computed on the basis of the cumulative expense recognized and adjusted up or down when the tax benefit or deficit is realized. Under IFRS, deferred tax is computed on the basis of the expected tax deduction under applicable tax law. Where the tax deduction is based on intrinsic value, the deferred tax asset is computed using the intrinsic value on the balance sheet date and adjusted for changes in the entity’s share price on each balance sheet date until exercised.

As of January 1, 2008 the gross deferred tax asset recorded under U.S. GAAP was greater than that under IFRS. However, as of December 27, 2008 SiRF concluded that no deferred tax assets should be recognized associated with deductible share-based payment awards under U.S. GAAP or IFRS because it was not more likely than not that the amounts would be realized. As a result, the deferred tax expense recorded under U.S. GAAP for the year ended December 27, 2008 was $7.3 million higher under U.S. GAAP than IFRS.

(c)	Adjustments related to previous acquisitions of SiRF (Centrality in August 2007 and TrueSpan in March 2006) under IFRS include the following:

i.	Acquired in-process research and development (IPR&D)—In accordance with U.S. GAAP, if the definition of an intangible asset is met, IPR&D is recognized as an intangible asset at fair value, and is then immediately charged to expense unless there is an alternative future use for the project. Under IFRS, if the definition of an intangible asset is met, IPR&D is recognized as an intangible asset at fair value and amortized over its estimated useful life. Acquired IPR&D of $13.9 million and $13.9 million were recognized by SIRF related to the acquisitions of Centrality and TrueSpan, respectively, with estimated useful lives of 4 years and 6 years, respectively, and IPR&D expense was recorded in the years of acquisition in the amounts of $13.9 million and $13.3 million, respectively. The differential of $0.6 million between the expense previously recorded in connection with the TrueSpan acquisition and the value of the IPR&D asset now recognized under IFRS is as a result of the previous allocation under U.S. GAAP of excess fair value of net assets acquired over the purchase price as of the date of acquisition.

As of December 27, 2008, $16.5 million of IPR&D assets remain after reduction for subsequent amortization, including $5.8 million of amortization expense during the period then ended. Refer to (e) below for discussion of impairment charges recorded on intangible assets during the period.

In addition, under U.S. GAAP, deferred tax liabilities are not recorded for acquired IPR&D, whereas under IFRS a deferred tax liability is established in purchase accounting along with the related IPR&D asset, which has resulted in an addition to the goodwill recorded on the transaction of $9.5 million. As of December 27, 2008, the remaining deferred tax liability associated with the IPR&D assets, prior to reviews for impairment under IFRS as discussed in (e) below, totalled

$5.1 million, and deferred tax benefit recorded during the period under IFRS was $2.4 million, representing the impact of current period amortization.

ii.	Under U.S. GAAP, SiRF concluded that the TrueSpan acquisition did not meet the criteria to be accounted for as an acquisition of a “business”, as TrueSpan did not possess the ability to generate outputs in order to continue normal operations and generate a revenue stream by providing its products to customers. The negative excess of the fair value of the net assets acquired over the purchase consideration was allocated on a proportionate basis to reduce the fair value of non-monetary assets acquired. Since the transaction was not accounted for as a business combination, SiRF recognized an intangible workforce asset in connection with its acquisition of TrueSpan, the remaining carrying value of which was nil as of December 27, 2008 after reductions in the current period for amortization and impairment charges of $0.3 million and $0.4 million, respectively.

Under IFRS, there is a presumption that the existence of goodwill in an acquisition is indicative of a business combination. Accordingly, the acquisition of TrueSpan has been treated as a business combination under IFRS. As a result, the intangible workforce asset has not been recognized due to the fact that the entity is not protected by legal rights to use the asset and has insufficient control over the future economic benefits arising from the asset. The original intangible asset and corresponding deferred tax liability as of the date of acquisition have been derecognized, with an offsetting increase to goodwill of $0.7 million. For the year ended December 27, 2008, the previously recorded amortization and impairment expense has been reversed, as well as the related deferred tax benefit of $0.2 million. Following the derecognition of the workforce intangible asset and the establishment of a deferred tax liability as described in (i) above, there is no negative goodwill on the TrueSpan acquisition under IFRS.

iii.	Issuance of marketable equity shares in a business combination—The consideration issued for the acquisition of Centrality included the issuance of shares. Under U.S. GAAP, the measurement of equity securities issued was based on SiRF’s share price for a period of three days up to and including the acquisition date. Under IFRS, the measurement date for equity securities issued by the acquirer is the date of the exchange, being the acquisition date. This results in a decrease in the purchase price of the Centrality acquisition of $2.6 million and a corresponding decrease in goodwill as of the date of the acquisition in 2007.

iv.	Accounting for replacement share-based payment awards—The acquisition of Centrality involved the issuance of replacement share-based payment awards to employees of the acquired entity. Under U.S. GAAP, the calculation of the fair value of vested replacement awards included in the determination of purchase price differs from IFRS in that the current share price used as one of the inputs into the option valuation model was determined under U.S. GAAP using the share price for a period of three days up to and including the acquisition date, whereas under IFRS the price as of the acquisition date was used. In addition, the allocation of fair value of replacement awards issued between pre and post-acquisition services differs under IFRS by virtue of the accelerated method of expense recognition as described in (b) above. The impact of these two differences resulted in an increase to the purchase price of $6.4 million and a corresponding increase in goodwill recorded.

Also, under U.S. GAAP, deferred tax assets are not recognized for tax benefits to be received from share-based payment awards issued in connection with a business combination and for which no compensation expense is recognized. Tax benefits when received result in an adjustment to the purchase price, to the extent of the fair value as of the date of the business combination, and to additional paid-in capital for any excess. Under IFRS, deferred tax assets are recognized in the opening balance sheet on the basis of the tax deduction expected to be received, resulting in a lower amount of goodwill recorded at the date of acquisition. Subsequent changes to the deferred tax assets established under IFRS in connection with such awards are recognized in income or equity, as appropriate. Increases to deferred tax assets recorded in connection with the Centrality acquisition of $1.1 million as of the date of acquisition related to these awards resulted in a corresponding decrease to goodwill recorded. As a result of tax deductions received upon exercise of vested options subsequent to acquisition, goodwill was previously reduced under U.S. GAAP by $3.1 million, which under IFRS is recorded instead as a reduction to equity. The aggregate impact to share premium and other reserves of this adjustment and the adjustment described above related to acquisition accounting for vested replacement awards totalled $9.5 million.

As discussed previously, the exercise price of the majority of Centrality options outstanding at the end of the fiscal year is in excess of the current share price and, for the remaining options, given the uncertainty as of the balance sheet date surrounding SiRF’s ability to recognize its deferred tax assets in future periods, no deferred tax assets have been recognized under IFRS, and valuation allowances have likewise been established under U.S. GAAP. As a result, the differences in adjusting to IFRS include only the differential in deferred tax expense recognized during the period in the amount of $1.5 million.

v.	The aggregate adjustment to goodwill as a result of the above is as follows:

All amounts in U.S.$ thousands

(i) Additional IPR&D value	(649)
(i) Deferred tax on IPR&D	9,544
(ii) Workforce intangible asset	724
(iii) Valuation of marketable equity securities	(2,577)
(iv) Accounting for replacement share-based payment awards	6,363
(iv) Deferred tax on replacement share-based payment awards	(1,119)
(iv) Tax benefits received upon subsequent exercise of share-based payment awards	3,100

15,386

(d)	SiRF announced a restructuring plan in the fourth quarter of 2008, which will involve the termination of employees and the payment of one-time termination benefits in future periods. Under U.S. GAAP, the timing of recognition for these one-time termination benefits depends in part upon whether service must be rendered until termination and whether the employee will be retained to render such service beyond a minimum retention period. In accordance therewith, costs of $0.3 million associated with employees who will render service beyond such period have not previously been recorded in the balance sheet under U.S. GAAP. IFRS requires the recognition of such termination benefits when an entity is demonstrably committed to terminate the employment and provide benefits. A corresponding deferred tax asset has not been established associated with this accrual as the amount would not be recognized under IFRS due to the uncertainties surrounding SiRF’s ability to realize its deferred tax assets in future periods.

(e)	In accordance with U.S. GAAP, goodwill is reviewed for impairment at the reporting unit level using a two-step test that involves the comparison of the reporting unit’s fair value to its carrying amount. If the carrying amount exceeds fair value, the calculation of any impairment charge to goodwill is determined through the application of a hypothetical purchase price allocation, including the valuation of any unrecognized intangible assets. Other tangible and intangible long-lived assets are assessed using a two-step approach to impairment. In step 1, a recoverability test is performed by comparing the expected undiscounted future cash flow to be derived from the asset with its carrying amount. If, and only if, the asset fails the recoverability test, step 2 is triggered and the entity must record an impairment loss calculated as the excess of the asset’s carrying value over its fair value.

Under IFRS, assets are reviewed for impairment by comparing the carrying amount to recoverable value, which is defined as the higher of fair value less costs to sell and value in use. Any excess of carrying value over the recoverable amount is recorded as an impairment. The value in use calculation involves discounting the expected future cash flows to be generated by the asset. Goodwill is assessed for impairment at a cash generating unit or for groups of cash generating units that represent the lowest level within the entity at which goodwill is monitored for internal management purposes. This grouping may not be larger than an operating segment. An impairment loss is recognised for the excess of the carrying value of the cash generating unit or groups of cash generating units over the recoverable amount. Any impairment loss is applied first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

As a result of impairment analyses performed as of the balance sheet date on the intangible assets remaining under U.S. GAAP and in consideration of the remaining unamortized IPR&D assets established under IFRS as described above, additional impairment charges of $15.0 million were recorded representing the excess of the carrying value of the assets over their recoverable value. These charges were offset by corresponding reductions to the associated deferred tax liabilities reflected within deferred tax benefit of $5.1 million.

Under IFRS, CSR has assessed the impairment of goodwill of SiRF in the aggregate because that is the level at which goodwill is monitored for internal management purposes. Furthermore, SiRF only comprises a single segment. In determining the recoverable amount, the amount offered by CSR for SiRF as of the date of the merger agreement was determined to be the best evidence of fair value as it represented a binding sale agreement in an arm’s-length transaction. The total purchase price, including the fair value of shares offered in exchange to existing shareholders and the value of replacement share-based payment awards offered to employees as potential dilutive shareholders, totalled $139.4 million using the number of shares outstanding and prices as of February 9, 2009. After reduction for estimated costs to sell of $6.0 million, the recoverable amount was determined to be $133.4 million, which was below the carrying value of SiRF’s net assets as of December 27, 2008 by $38.3 million. Under U.S. GAAP, SiRF fully impaired its goodwill balance in 2008. As a result of the other IFRS adjustments described above related to business combinations, goodwill was $15.4 million higher under IFRS than U.S. GAAP. The incremental IFRS goodwill of $15.4 million has been fully impaired and additional reductions to the carrying values of intangible assets have been recorded under IFRS during the period in the amounts of $22.9 million. No adjustments have been made to allocate a portion of the impairment to other current assets or property, plant and equipment, as any such adjustments would result in a carrying value below the estimated recoverable value of such assets. The total incremental IFRS impairment charge recorded to intangible assets other than goodwill during the period amounted to $37.9 million, comprising the impairment of $15.0 million described above and the $22.9 million.

(f)	The following reclassifications have been made to conform the presentation of the consolidated balance sheet and income statement of SiRF to CSR:

i.	Assets related to software that are not considered to be integral to the related hardware have been reclassified to other intangible assets;

ii.	Under IFRS, deferred tax assets and liabilities are classified as non-current assets or liabilities;

iii.	Amounts classified within prepaid and other current assets have been reclassified to trade and other receivables consistent with CSR’s presentation;

iv.	Amounts included within marketable securities have been reclassified as treasury deposits and investments to conform with CSR’s presentation;

v.	Amounts included within other current liabilities have been reclassified into trade and other payables consistent with CSR’s presentation;

vi.	Amounts included with other current liabilities related to warranty claims have been presented within provisions and amounts related to current income taxes have been shown separately within current liabilities, consistent with the CSR presentation;

vii.	Long-term income taxes payable associated with uncertain tax positions have been reclassified within current tax liabilities consistent with the CSR presentation;

viii.	Amounts included within restructuring that relate to asset impairment have been reclassified to asset impairment; and

ix.	Finance costs have been reclassified from within other income (loss), net, to conform with the CSR presentation.

3. Adjustments to Reflect the Accounting for the Proposed Acquisition of SiRF by CSR

(a)	The components of the estimated purchase price are as follows:

	All amounts in U.S.$ thousands
Purchase price:
Fair value of shares issued	255,398
Fair value of stock options exchanged	20,537
Less: unvested portion of the fair value of stock options	(8,326)
Less: excess of fair value of vested stock options over the original awards	(512)

		267,097
Acquisition costs		10,000

Aggregate purchase price		277,097

The fair value of shares issued above has been calculated assuming that all holders of the outstanding shares of SiRF common stock elect to receive ordinary shares of CSR in exchange, however, to the extent that any shareholders of SiRF elect to demand and perfect their right to dissent from the merger, as discussed in “The Merger—Dissenters’ Rights of Appraisal,” they may be paid the fair value of such shares instead in cash. See (f) for additional information regarding the fair value of shares issued and option awards used in the determination of purchase price.

The preliminary purchase price allocation to assets acquired and liabilities assumed is as follows:

	Book value of net assets acquired (1)	Adjustments (2)		Fair value
	(in U.S.$ thousands)
Other intangible assets	5,543	11,155	(b)	16,698
Property, plant and equipment	8,339	—		8,339
Other non-current assets	7,466	20,109	(c)(d)	27,575
Current assets	152,644	—		152,644
Current liabilities	(38,770)	2,412	(e)	(36,358)
Non-current liabilities	(1,860)	(4,243)	(b)	(6,103)

Net assets acquired	133,362	28,699		162,795
Aggregate purchase price				277,097

Goodwill (3)				114,302

(1)	Represents the carrying value of net assets acquired under IFRS as at January 2, 2009, and is derived from Note 2, SiRF Reconciliation to IFRS.

(2)	Represents the amount required to adjust the book value of net assets acquired to their estimated fair values. For additional information regarding these adjustments, refer to notes (b)—(e) below.

(3)	Represents goodwill arising on the acquisition as a result of the excess aggregate purchase price over the fair value of net assets acquired.

(b)	The estimated fair values of intangible assets established in purchase accounting by type are included below:

All amounts in U.S.$ thousands
Fair value of intangible assets acquired:
Acquired in-process research and development intangible assets	2,300
Customer relationships	500
Developed and core technology	6,000
Other intangible assets	2,600

11,400
Less: book value of intangible assets acquired, excluding software	(245)

Fair value adjustment	11,155

Deferred tax liabilities in the amount of $4.2 million have been established based upon the incremental fair value of intangible assets acquired.

(c)	Represents a fair value acquisition adjustment to record a note receivable held by SiRF with a net book value of $1.7 million at its estimated fair value of $9.0 million. The note receivable was settled in February 2009, and the resulting gain of $7.3 million was subsequently recorded by SiRF in its results of operations for the period ended March 28, 2009.

(d)	Deferred tax assets in the amount of $2.6 million have been recorded related to the expected future tax deduction for replacement share-based payment awards issued in connection with the transaction.

It is anticipated that additional deferred tax assets in the amount of $10.2 million related to net operating losses that are expected to be realized by the combined group post acquisition will be reflected in the purchase price allocation. Since the recognition of these deferred tax assets is dependent upon the planned tax structure of the combined group and any Section 382 limitations, they have not been reflected in the pro forma condensed consolidated income statement. Any future changes to net operating losses recognized subsequent to July 1, 2009, the effective date of IFRS 3 (revised), Business Combinations, will result in the recognition of income tax credit/expense and will therefore affect future results of operations.

(e)	SiRF defers the recognition of revenue and the related costs of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. When an acquirer recognizes a legal performance obligation related to a revenue arrangement of an acquired entity, the amount assigned to that liability should be based on its fair value at the date of acquisition. Adjustments to reduce deferred margin and deferred revenue by $1.7 million and $0.7 million, respectively, are to reflect the balances at fair value, which in the case of deferred margin is zero and for deferred revenue is estimated to be $0.7 million.

An adjustment for this item has not been reflected in the pro forma condensed consolidated income statement because the impact of this adjustment is likely to unwind within 12 months of the acquisition date and therefore will not have a continuing impact on CSR’s income statement following the acquisition.

(f)	Adjustments to the equity balance consist of the following:

	Share capital	Share premium and other reserves	Retained earnings
	(in U.S.$ thousands)
Elimination of SiRF historical equity	(6)	(621,877)	488,521
Newly issued equity (1)	75	255,323	—
Fair value of share based payment awards exchanged (2)	—	20,537	—
Less: unvested portion of the fair value of share based payment awards (2)	—	(8,326)	—
Less: excess of fair value of vested share based payment awards over the original awards (3)	—	—	(512)

	69	(354,343)	488,009

(1)

The consideration to purchase SiRF will be funded through the issuance of shares based on the exchange of 0.741 CSR ordinary shares for each issued and outstanding share of common stock of SiRF, subject to anti-dilution adjustment. The number of CSR ordinary shares expected to be exchanged is 47,341,117, which is based upon the number of issued and outstanding shares of common stock of SiRF as of May 22, 2009, multiplied by the exchange ratio of 0.741. Based on a nominal value of CSR ordinary shares £0.001 and a USD/GBP exchange rate of $1.5914 = £1.00, $75,339 of consideration representing nominal value and the remainder share premium.

(2)

Each issued and outstanding option to acquire shares of SiRF’s common stock issued under any share-based payment plan of SiRF, whether vested or unvested, will be converted into an option exercisable for a number of CSR ordinary shares equal to the product of the number of shares of SiRF’s common stock previously subject to the SiRF stock option and 0.741, rounded down to the nearest whole share and with an exercise price based upon the aggregate exercise price of such option divided by the number of CSR ordinary shares for which such converted share option shall be exercisable. In addition, each issued and outstanding restricted stock unit with respect to shares of common stock granted by SiRF, whether vested or unvested, will be converted into a restricted share unit in respect of a number of CSR ordinary shares equal to the product of the number of shares of SiRF’s common stock previously subject to the SiRF restricted stock unit and 0.741, rounded down to the nearest whole share. The fair value of the unvested portion of awards at the exchange date will be recognized as share-based payment expense post acquisition over the remaining term of the awards.

The fair value of stock options exchanged has been determined using a Black-Scholes option pricing model, utilizing assumptions about the options’ expected lives, volatility of CSR’s ordinary shares, interest rates and dividend yields. The assumptions used include the following:

CSR share price	£3.39 (i)
U.S. dollar/GBP exchange rate	1.5914 (i)
Expected volatility	61%
Expected life	0.04-4.68 (ii)
Risk free rate	2.5%
Expected dividends	0%

(i)	Represents the share price and the exchange rate published on the Daily Official List of the London Stock Exchange as of May 22, 2009.

(ii)	Represents the expected remaining term of the options, which can vary significantly based on original grant date, as the replacement awards will be issued with the same terms as the original awards.

Based on these inputs, the fair value of CSR share options awarded is calculated to be $20,537,154, of which $8,325,614 will not have vested at the estimated date of the merger.

(3)

Certain non-recurring charges of $512,470, which represents the incremental value of replacement share-based awards issued in connection with the acquisition have been reflected as an adjustment to retained earnings as of the date of the acquisition. These charges have not been reflected in the unaudited pro forma condensed consolidated income statement because they result directly from the acquisition and will be included in CSR’s income statement in the 12 months following the acquisition.

(g)	Represents the differential in amortization expense associated with intangible assets recorded in purchase accounting:

	Weighted average estimated useful life (years)	Fair value	53 weeks ended January 2, 2009
	(in U.S.$ thousands)
Acquired in-process research and development	4	2,300	575
Customer relationships	4	500	125
Developed and core technology	3	6,000	1,792
Trade names	5	900	180
Licensing agreements	4	1,700	425

		11,400	3,097

	Reversal of historical expense	Amortization of assets in purchase accounting	Pro forma adjustment
Allocated to:
Cost of sales	(11,964)	—	(11,964)
Amortisation of acquired intangible assets	(15,101)	3,097	(12,004)

	(27,065)	3,097	(23,968)

(h)	Represents the differential in share-based compensation expense assuming the merger took place at the start of the period:

	53 weeks ended January 2, 2009
	Reversal of SiRF historical expense	Share-based compensation expense under new plans	Pro forma adjustment
	(in U.S.$ thousands)
Allocated to:
Cost of sales	(1,412)	200	(1,212)
Other research and development	(20,816)	2,882	(17,934)
Other sales, marketing and administrative expenses	(14,672)	2,038	(12,634)

	(36,900)	5,120	(31,780)

Under the terms of the merger agreement, all of SiRF’s stock options and restricted stock units (including those held by its directors and executive officers) will be assumed by CSR and “rolled over” at the effective time of the merger into options to purchase or rights to receive CSR ordinary shares. Specifically, each SiRF stock option and restricted stock unit that is outstanding immediately prior to the effective time will be converted automatically into an option to purchase or right to receive CSR ordinary shares on substantially the same terms and conditions as were applicable to such stock option or restricted stock unit immediately prior to the effective time of the merger, except that (i) the number of CSR ordinary shares subject to the assumed SiRF stock option or converted restricted stock unit award will be determined by multiplying the number of shares of SiRF common stock subject to the stock option or restricted stock unit award immediately prior to the effective time by the exchange ratio of 0.741 (rounded down to the nearest whole share), and (ii) for each stock option, the per share exercise price for CSR ordinary shares issuable upon exercise of the assumed SiRF stock option will be determined by dividing the per share exercise price for the shares of SiRF common stock subject to the stock option immediately prior to the effective time of the merger by the exchange ratio.

The issuance of replacement awards to the employees of SiRF is an integral part of the acquisition agreement (please see Section 2.4 to the Agreement and Plan of Merger.) The replacement awards will have a continuing impact on CSR, as the fair value of the unvested portion of replacement awards issued will be recognized in income over the remaining term of the awards. Accordingly, an adjustment has been made to reverse the historical compensation expense recognized by SiRF on the previously existing awards and to include the estimated compensation expense based upon the terms of the replacement awards as set out in the acquisition agreement.

(i)	As of December 27, 2008, SiRF had substantial unrecognized deferred tax assets, which exceed the pro forma adjustments being reflected. Accordingly, no tax benefit has been recorded. CSR’s ability to utilize deferred tax assets is dependent on taxable income and actual deferred tax liabilities. Accordingly, the future effective tax rate may differ significantly from the rate presented in the unaudited pro forma condensed consolidated financial information.

4. No Adjustments since the date of pro forma

The unaudited pro forma condensed consolidated balance sheet and income statement do not reflect any changes in the trading position of the CSR group or any other changes arising from other transactions, other than those outlined in the above notes, since January 2, 2009.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CSR

The following tables set forth selected historical consolidated financial data for CSR as of and for the periods ended January 2, 2009, December 28, 2007, December 29, 2006, December 30, 2005, and December 31, 2004. The selected historical consolidated financial data as of January 2, 2009 and December 28, 2007 and for the periods ended January 2, 2009, December 28, 2007 and December 29, 2006 are derived from the audited consolidated financial statements of CSR included elsewhere in this proxy statement/prospectus which were audited by Deloitte LLP. The selected historical financial data as of December 29, 2006, December 30, 2005 and December 31, 2004 and for the periods ended December 30, 2005 and December 31, 2004 have been derived from CSR’s consolidated financial statements that are not included in this proxy statement/prospectus.

The consolidated financial statements of CSR have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

This information should be read in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSR,” CSR’s audited consolidated financial statements and related notes for CSR included elsewhere in this proxy statement/prospectus.

On May 6, 2009, CSR published financial information for the quarterly period ended April 3, 2009, excerpts of which are attached to this proxy statement/prospectus as Appendix B.

	January 2, 2009	December 28, 2007	December 29, 2006	December 30, 2005	December 31, 2004
	U.S.$ in thousands, except per share data
Consolidated Income Statement Data:
Revenue	694,865	848,622	704,695	486,531	253,146
Operating (loss) profit	(8,515)	150,098	148,995	111,936	58,457
(Loss) profit before tax	(6,451)	155,599	154,397	114,366	58,980
(Loss) profit for the period	(6,939)	112,804	111,197	83,156	61,559

Earnings per share:
Basic (loss) earnings per share	(0.05)	0.86	0.86	0.67	0.53
Diluted (loss) earnings per share	(0.05)	0.83	0.82	0.62	0.48

	January 2, 2009	December 28, 2007	December 29, 2006	December 30, 2005	December 31, 2004
	U.S.$ in thousands
Consolidated Balance Sheet Data:
Cash and cash equivalents	180,898	77,256	117,494	99,386	75,074
Net current assets	307,810	267,717	269,000	160,133	137,314
Net assets	466,746	508,663	406,209	277,037	155,485
Total assets	591,681	669,830	500,750	388,228	197,051
Total shareholders’ equity	466,746	508,663	406,209	277,037	155,485

Other Information:
Number of shares issued at fiscal year end (in millions)	132.9	132.1	130.2	127.9	122.1

DESCRIPTION OF CSR

Business Overview

CSR is a leading global fabless designer and supplier of innovative integrated circuits that are used to provide wireless connectivity between devices such as mobile phones, headsets, laptop personal computers, or PCs, PC peripherals, games consoles, MP3 players and automotive based systems.

CSR is a leading provider of Bluetooth solutions. CSR estimates that approximately 40% of the world’s Bluetooth chips use CSR technology and over 95% of its revenue in 2008 was derived from the sale of Bluetooth products.

CSR is extending its technologies beyond its established Bluetooth product portfolio to bring additional short-range wireless technologies to market, including Wi-Fi, GPS, FM radio, Ultra Wideband, or UWB, and Near Field Communications, or NFC. CSR believes that these wireless technologies will progressively converge onto a single fully integrated semiconductor that combines the functionality of all of these technologies forming what CSR has termed the Connectivity Centre. CSR’s strategy is to develop integrated circuits that enable these different technologies to co-exist, operating concurrently without the loss of optimum performance, with significant benefits for the end consumer including lower cost and smaller form factor.

CSR operates in four principal geographical areas: the U.K., Europe, the Americas and Asia. CSR sells its products to over 450 customers, including Audi, BMW, Bose, Dell, Ford, LG, Motorola, Nokia, NEC, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba. CSR markets its products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, principally through its direct sales force and, in North America, through sales representatives. CSR also markets its products through a global network of distributors.

History and Development of CSR

CSR plc is the holding company of an international group of companies the principal activities of which are the design and supply of integrated circuits or silicon chips for wireless devices. CSR is domiciled in England and Wales and its registered office and principal place of business is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ and its telephone number is +44 (0) 1223 692000.

CSR was established in Cambridge in April 1999 by an engineering and marketing team that previously worked at Cambridge Consultants Limited, a technology and consulting firm based in Cambridge that transferred certain assets, including the assignment and license on a non-exclusive royalty free basis of intellectual property rights, to CSR in exchange for ordinary shares.

CSR plc (the holding company) was incorporated and registered in England and Wales on March 26, 2001 with the name Cambridge Silicon Radio Holdings Limited (registered number 04187346), as a private company limited by shares under the U.K. Companies Acts. On July 10, 2001, CSR was re-registered as a public company limited by shares with the name Cambridge Silicon Radio Holdings PLC; on October 25, 2002, CSR was re-registered as a private company limited by shares with the name Cambridge Silicon Radio Holdings Limited; and on February 19, 2004, it was re-registered as a public company limited by shares with the name CSR plc.

CSR ordinary shares were admitted to the Official List of the U.K. Listing Authority and to trading on the main market of the London Stock Exchange in March 2004 and CSR is a constituent of the FTSE 250 Index.

Beginning in 2005, CSR has sought to broaden its technological base and product range through a series of acquisitions, as follows:

•	In March 2005, CSR acquired Clarity Technologies, Inc. for $17.1 million, in cash.

•	In August 2005, CSR acquired the software business of UbiNetics (VPT) Limited for $48 million in cash. (In May 2008, as a result of an operational strategy assessment CSR decided to cease its ongoing investment in the UbiNetics protocol software development program, which had been acquired with the software business of UbiNetics in August 2005.)

•

In January 2007, CSR acquired NordNav for an initial consideration of $40 million, in cash. In 2008, CSR paid a further consideration of $17.5 million in cash; and up to an additional $17.5 million in cash may be payable subject to achievement of specified milestones. Through this acquisition, CSR acquired early-stage GPS technology and intellectual property to develop a software-based GPS solution.

•

In January 2007, CSR also acquired CPS for $35 million in cash. Through this acquisition, CSR acquired specialized location system technology to address solutions when GPS signals may be unavailable (e.g., indoors).

CSR views the merger with SiRF, a leader in semiconductor-based GPS location platforms with strong hardware, software and system capabilities, as a further step towards building on its leading position in the Connectivity Centre.

Strategy

CSR’s strategic objective is to be a leading supplier of single chip integrated circuits for wireless connectivity. To achieve this goal, CSR intends to:

•	focus on technologies that form key parts of the Connectivity Centre, including Bluetooth, GPS, high quality audio for music, NFC, UWB and Wi-Fi;

•	increase software content in new products;

•	extend expertise within its existing capabilities in wireless technologies;

•	continually seek to lower the cost of its wireless solutions through innovation in design, product development and manufacturing;

•	seek to enhance sales, marketing and technical support organizations; and

•	seek to leverage expertise in next generation wireless markets.

Focus on technologies that form key parts of the Connectivity Centre, including Bluetooth, GPS, NFC, UWB high quality audio and Wi-Fi.

CSR believes that large opportunities exist for the deployment of short-range wireless products that provide high quality co-existence capable of operating concurrently without degradation in optimum performance and that Bluetooth, FM radio, Wi-Fi, UWB, high quality audio for music, GPS location finding technology and NFC can all ultimately co-exist alongside each other.

CSR believes that the market for Connectivity Centre products in the medium term will be driven primarily by developments in smart and feature phones. CSR believes that, with its help, customers can put world-class connectivity in their products at competitive prices and are able to choose, within reason, what capabilities they need for any particular product to meet end-customer demand. This provides CSR’s customers with an important differentiator. Despite the economic slowdown, CSR believes that the Connectivity Centre market has the potential to grow to between $5 billion and $7 billion by 2012.

Increase software content in new products.

CSR believes that increased software content can improve the robustness and flexibility of its solutions and helps to distinguish them from competing offerings. CSR also believes its software can increase the overall value proposition of its products and assists customers in efficient integration of CSR’s solutions into their devices.

In addition, CSR believes software developed by it, or by developers using CSR’s development tools, increases the likelihood that customers will use its products in future designs. CSR intends to increase the emphasis on software in the future in order to increase the software content of its solutions.

CSR aims to continue to develop tools to allow OEMs and ODMs to develop their own applications software. This, together with CSR’s own embedded software, will help enable CSR and its customers to create highly featured and differentiated products.

Extend expertise within its existing capabilities in wireless technologies.

CSR expects to continue the evolution of its expertise in Bluetooth technology to seek differentiated products for different segments of the market. CSR’s customers are presently incorporating CSR’s seventh generation of Bluetooth into new products that are expected to launch in the third quarter of 2009. CSR intends to continue the development of further generations of its BlueCore integrated circuits to seek additional features and functionality, reduce size, and lower power consumption.

Focus on lowering the cost of integrated circuits.

CSR intends to continue using the industry standard Complementary Metal Oxide Semiconductor technology, or CMOS, manufacturing process to enable it to supply integrated circuits with small chip size and low cost, and in high volumes. As CSR improves its designs, manufacturing and testing technology and obtains greater operational efficiencies with increasing commercial deployment of its integrated circuits, it believes it will be able to continue to reduce the production costs of CSR’s integrated circuits.

CSR has, since 2001, progressively transitioned to smaller “geometries” or size of the integrated circuits, which is critical to reducing costs for its customers, thereby maintaining competitive advantage. In 2008, CSR developed a range of new products at 90nm and 65nm form factor. In 2009, CSR intends to increase volume production for both 90nm and 65nm products. In addition, during 2008 CSR has been engaged with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, on the development of 40nm technology for advanced radio frequency/wireless product applications, which is ongoing in 2009.

CSR has developed advanced new packaging technology to complement its world-leading Wafer Level Chip Scale Package, or WLCSP, capability. WLCSP enables CSR to prepare and package a chip at the wafer level instead of the more traditional method, which involves assembling the package after the wafer has been diced into individual chips.

CSR expanded its assembly manufacturing base by qualifying the Advanced Semiconductor Engineering, or ASE, facility in Shanghai, China for manufacturing low cost packages. In addition, CSR extended its WLCSP capability by transitioning new products from 8” wafers to ASE’s new 12” wafer manufacturing line. This provides efficiencies in testing and packaging and therefore saves on costs.

CSR works closely with its partners when implementing these new products, as the process of adopting leading-edge technologies brings significant challenges. In conjunction with TSMC and ASE, CSR works to ensure that the introduction of these changes does not adversely impact either delivery schedules or product quality. CSR intends to continue to build on the strong relationships with both TSMC and ASE, ensuring that CSR’s customers benefit from an operational capability focused on world-leading quality, delivery and performance.

Enhance sales, marketing and technical support organizations.

CSR is committed to maintaining the high level of technical support it currently provides to its customers, as well as pursuing new markets. CSR believes that this enables customers to efficiently and effectively integrate CSR’s solutions into their devices. CSR provides this application and engineering support to customers at global locations to best support its customers.

Leverage expertise in next generation wireless markets.

CSR believes that the evolution of existing wireless standards and the introduction of new standards, with differing performance characteristics that enable new applications, provides a substantial medium term opportunity for CSR. CSR’s single chip, radio frequency and software design expertise, combined with CSR’s knowledge of the integration of wireless solutions with its customers’ products, puts CSR in a favorable position to pursue such future opportunities as they arise.

CSR’s strategy depends on a number of factors, and may be materially adversely affected by a deterioration in economic conditions, manufacturing or testing problems arising at its independent suppliers, delays in designing and introducing new products, competitive pressures and other risks. For a discussion of these risks, see “Risk Factors—Risks Related to the Combined Company.”

Products

CSR is a leading provider of innovative highly integrated single-chip solutions that enable wireless connectivity for mobile phones and other portable consumer electronics devices. In addition to its Bluetooth, CSR has and is developing a range of wireless connectivity technologies, such as:

•

BlueCore – a single-chip, microcontroller-equipped solution for Bluetooth. CSR offers variants for every Bluetooth application, including its latest generation—BlueCore7830, which combines Bluetooth with FM Transmit, FM Receive, Bluetooth low energy and GPS capability. CSR expects that BlueCore variant 7820 will be shipped to its lead customer in the third quarter of 2009.

•

UniFi – a single-chip solution for Wi-Fi design requirements with universal 802.11a/b/g and n technology capability, low power consumption, antenna diversity processing and Bluetooth coexistence technology. UF6026 is CSR’s third generation embedded Wi-Fi product family, which added 802.11n technology capability and offers the smallest chip size of any comparable product together with ultra low cost. By combining UF6026 with BC7830, CSR has recently launched a new product, CSR9000, CSR’s combination Bluetooth/FM/Wi-Fi/GPS device all within 27 mm2 of silicon area.

•

MusiCore – a high performance product aimed at improved audio quality for music phones. MusiCore adds audio to Bluetooth, allowing people to experience up to 100 hours of high quality playback via their mobile phone headset. It also provides CSR’s customers with significant bill of materials savings.

•

CSR Synergy – CSR’s new approach to wireless system software. CSR Synergy builds on the success of CSR’s BlueCore Host Software, which is a widely used embedded Bluetooth software stack, present in many handsets incorporating Bluetooth, and provides CSR’s customers with the means to seamlessly integrate Bluetooth into their devices. CSR believes CSR Synergy enhances this capability for the Connectivity Centre, allowing customers to adopt CSR’s growing complement of wireless connectivity technologies. CSR Synergy has been ratified to the new Bluetooth V3.0 standard.

•

GPS – CSR offers a software-based Enhanced GPS, or eGPS, solution that provides a GPS receiver capable of detecting and measuring signals received from the mobile phone network. CSR’s GPS solution allows accelerated acquisition of a location fix, as well as permitting, when GPS signals are unavailable, fall-back to a fix made solely from the measurements available through connection to the cellular network. CSR’s GPS solution provides customers with an extremely low cost location solution for mass market cell phones and personal navigation devices, or PNDs.

Competition

The markets in which CSR operates are highly competitive and are characterized by rapid technological change, evolving industry standards and declining prices and costs. In addition, the market for CSR’s products is significantly affected by new product introductions and other market activities of industry participants. CSR’s primary competitors include Broadcom Corporation, STMicroelectronics N.V. and Texas Instruments.

While CSR believes its strategy will allow it adequately to manage risks to its business, it expects to experience increasing competition, which may result in declining prices and volumes on sales of existing products. CSR continues to invest in the development of next generation products. However, it may not always be able to compete successfully against its current or future competitors.

CSR believes that the key competitive factors in the markets in which it operates are the ability to provide low-cost fully integrated solutions that incorporate all the technologies that comprise the Connectivity Centre and combine leading edge functionality in a small size with low power consumption, while also being capable of operating in conjunction with other features on the customers devices, without a degradation in performance or user experience. CSR’s failure to achieve these objectives in the future could affect its ability to compete successfully against its competitors.

For a discussion of these and other competitive factors, see “Risk Factors—Risks Related to the Combined Company”, and specifically, the risk factors titled, “Bluetooth could decline in importance or be superseded by an alternative technology,” “Bluetooth and GPS could both be integrated into other integrated circuits,” “The combined company is subject to risks associated with the transition to smaller geometry process technologies,” “The combined company may fail to develop new revenue sources or fail to secure new orders with its new technologies,” “The combined company is subject to the risk of declining prices and volumes on sales of existing products” and “The combined company may fail to compete successfully in a very competitive market.”

Manufacturing and Assembly

CSR is a “fabless” semiconductor company. CSR operates on a fabless model to focus its resources mainly on product design and research and development and eliminating the costs involved in owning and operating its own fabrication facility. All wafer fabrication, assembly, testing and shipping is subcontracted to TSMC and ASE. TSMC is the largest wafer manufacturer in the world offering the leading technologies in wafer fabrication. ASE is the largest packaging and testing company in the world with significantly greater capability and capacity than any other supplier. Because CSR uses independent fabrication facilities to manufacture its products, it may face risks such as lack of manufacturing capacity and limited control over delivery schedules, quality issues, increase in production costs and reduction in manufacturing yields.

During 2008, CSR expanded its assembly manufacturing base by qualifying ASE’s facility in Shanghai, China for manufacturing low-cost packages. In addition, CSR extended its Wafer Level Chip Scale Package capability by transitioning new products from 8” wafers to ASE’s new 12” wafer manufacturing line. Although CSR believes it can achieve adequate production capacity to support its current sales levels, it intends to continue to work with its existing fabrication facilities to obtain adequate production capacity, and it may qualify new facilities to provide additional production capacity and technology.

Research & Development

CSR invests a significant proportion of its resources in research and development, or R&D, in order to enable it to provide innovative wireless connectivity solutions to its customers. CSR has an R&D team of approximately 630 persons as of January 2, 2009. The majority of CSR’s staff responsible for R&D are based in Cambridge, U.K. with teams also in Aalborg, Denmark; Stockholm, Sweden; Dallas and Detroit, United States; Sophia Antipolis, France; and Bangalore, India.

The key projects that CSR has identified all form major parts of the Connectivity Centre or are key parts of the ecosystem around the Connectivity Centre. CSR has focused its recent R&D efforts on its latest Bluetooth and FM device (BlueCore7830), CSR’s next generation Wi-Fi solution, UniFi6000, MusiCore (Bluetooth plus Audio Codec) product, and the development and integration of its software based GPS solution.

As a result of its R&D efforts and recent acquisitions, CSR (together with its subsidiaries) has 219 granted patents and a significant number of further applications in process.

Sales and Marketing

CSR’s sales and marketing function is centered in Cambridge with sales liaison offices in Dallas and Detroit, United States; Taipei, Taiwan; Seoul and Gumi, South Korea; Tokyo, Japan; and Shanghai and Shenzhen, China.

CSR markets to OEMs and ODMs, principally through its direct sales force and, in North America, through sales representatives. CSR also markets its products through a global network of distributors.

CSR’s marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate its products. This support is generally provided without charge to customers who have the potential to purchase large volumes of products.

An important part of CSR’s marketing effort involves providing technical support to product developers to encourage them to design products using CSR’s chips. For this purpose, CSR provides a range of development kits and tools. For a discussion of CSR’s net revenue by product segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSR—Segment Analysis” of this proxy statement/prospectus. For a discussion of CSR’s net revenues by geographic area, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSR—Geographical Analysis” of this proxy statement/prospectus.

Raw Materials

CSR sole sources the manufacture of its silicon wafers from TSMC, and sole sources the testing of wafers and packaging of its integrated circuits from ASE, who have facilities spread across multiple locations, primarily in the Asia Pacific region. CSR also purchases flash memory from a sole supplier, SST, and certain other passive components from other suppliers. These passive components are standard components capable of being obtained through alternative sources, subject to the conduct of a product qualification process prior to adoption into manufacturing.

Intellectual Property

CSR’s success depends on its ability to protect its intellectual property and trade secrets. Third parties may attempt to copy aspects of CSR’s products and seek to use information that CSR regards as proprietary. Although CSR takes measures to protect its intellectual property rights, such measures may not be adequate, which in turn could materially adversely affect CSR’s business. For example, the laws of some foreign countries, including China, in which CSR operates and/or from which it derives significant amounts of revenue, do not afford intellectual property the same protections as are afforded by the laws of the United Kingdom.

As of March 5, 2009, CSR (together with its subsidiary companies) had 219 patents granted worldwide. Of this total, CSR had 38 patents granted in the United States and 181 patents granted in foreign countries, with expiration dates ranging from 2012 to 2025, along with 68 pending patent applications in the United States and 234 pending foreign patent applications.

CSR’s Bluetooth products use the Bluetooth trademark, which is owned by the Bluetooth SIG, or special interest group, a trade association of which CSR is a member. Any company incorporating Bluetooth wireless technology into products or services, or re-branding a product with Bluetooth technology, must become a member of the Bluetooth SIG. The Bluetooth trademark is licensed on a worldwide, royalty-free, non-exclusive, non-transferable, personal basis for use by companies that are incorporating qualified Bluetooth wireless technology into their products. CSR is a member of the Bluetooth SIG and licensee of the Bluetooth trademark.

Seasonality

CSR has historically experienced increased net revenue in its second and third quarters primarily due to seasonal demand related to the holiday season and end of calendar year spending patterns in corporate budgets. Due to continued economic uncertainty and other factors, past historical patterns should not be considered a reliable indicator of CSR’s future net revenue or financial performance and historical seasonal patterns may not recur.

Governmental Regulation

As of the date of this proxy statement/prospectus, CSR is not aware of any governmental regulations that would have a material effect on its business.

Environmental Matters

CSR is committed to developing and supplying products that meet the highest standards in minimizing the use of hazardous substances. CSR’s products are manufactured and packaged in a variety of forms. Most of these products are already manufactured according to CSR’s own “green” standards, which CSR developed as part of its continuous engagement with leading global companies that are customers of CSR and also with the support of CSR’s suppliers. As a result of CSR’s continuous improvement in this area, from 2009 on, all new product releases across all packaged forms will comply with CSR’s “green” standard.

As part of its ongoing engagement with environmental compliance, CSR has dedicated internal resources to assist in the development of new products, review of existing product lines and the monitoring of established and pending legislation and standards published by national and international governments and agencies.

CSR’s standard integrated circuits are fully compliant with existing European legislation, including the Restriction of Hazardous Substances Directive, or RoHS, as well as equivalent legislation in other territories.

CSR works closely with customers and suppliers in developing products that reduce the use of hazardous materials and ensures ongoing compliance through testing and certification. For example, in preparing for the introduction of the EU Directive entitled REACH (Registration, Evaluation, and Authorization of Chemicals), which governs the use of hazardous chemicals, CSR sent questionnaires to its key suppliers to assess compliance with the new standards. Based on the replies, CSR believes that its suppliers have appropriate awareness of the REACH Directive and that the Directive will not impact CSR’s standard integrated circuits.

Although the European Waste from Electrical and Electronic Equipment Directive, or WEEE Directive, only applies to CSR in limited circumstances that represent a small part of its operations, CSR has implemented measures to comply with the WEEE Directive.

CSR selects and assesses key manufacturing partners based on standards necessary for certification to appropriate globally recognized standards, such as ISO9000-2008, ISO14001 and OHSAS18001, to ensure that its key suppliers have appropriate policies and practices. CSR also undertakes audits of its key suppliers’ operations regularly to ensure that appropriate standards and certification exist.

In addition, CSR is undertaking preparatory work for the introduction of the Carbon Reduction Commitment, a mandatory carbon trading scheme in the United Kingdom that is due in 2010.

Property

CSR’s corporate headquarters is located on the Cambridge Business Park, Cambridge, Cambridgeshire, England, where it occupies approximately 51,000 square feet under a lease expiring in September 2014. CSR also leases property in the following areas, which serve as its research and development, sales and customer support and administration offices:

Location	Square Feet	Lease Expiration	Purpose
Unit 400, Cambridge Science Park, Cambridge, England	24,100	September 2016	Administration
Churchill House, Cambridge Business Park, Cambridge, England	51,000	September 2014	R&D
Selwyn House, Cambridge Business Park, Cambridge, England	7,000	September 2009	R&D
Edinburgh, Midlothian, Scotland	1,400	November 2009	R&D
St John’s House, St. John’s Innovation Park, Cambridge, England	33,100	August 2016	Sales and administration
Richardson, Texas, USA	18,828	May 2016	Sales and administration
Detroit, Michigan, USA	9,400	January 2010	Sales and administration
Seoul, S Korea	10,861	November 2009	Sales and customers support
Gumi, S Korea	2,170	Rolling yearly contract	Sales and customers support
Stockholm, Sweden	5,167	September 2011	R&D and administration
Bangalore, India	26,516	June 2009	R&D and administration
Shenzhen, China	2,357	July 2011	Sales and administration
Shanghai, China	12,121	April 2012	Sales and administration
Tokyo, Japan	3,132	June 2009	Sales and administration
Aalborg, Denmark	3,184	Rolling monthly contract	Sales and administration
Taipei, Taiwan	4,800	Rolling yearly contract	Sales
Chungli, Taiwan	4,340	March 2011	Sales
Sophia Antipolis, France	7,513	February 2011	R&D

Legal Proceedings

As of the date of this proxy statement/prospectus, CSR is not a party to any governmental, legal or arbitral proceedings, including any such proceedings that are pending or threatened, of which CSR is aware that CSR expects to have a material adverse effect on its business, operating results and financial condition.

During 2007, CSR reached an agreement with the Washington Research Foundation, or WRF, to settle its suit for alleged patent infringement issued against 12 of CSR’s customers. While CSR believed that WRF’s infringement suit against CSR’s Bluetooth chips was without merit, it believed that an early resolution of the claim was both in its own and its customers’ best interests and accordingly, settled the matter with the payment of $15.0 million to WRF in April 2007. In connection with this settlement, CSR obtained an undertaking from WRF not to sue CSR, its suppliers, customers or end users for the alleged infringement by CSR products of the patents asserted in the suit.

Employees

As of January 2, 2009, CSR had 975 employees, of which 630 are allocated to R&D, 240 to sales and marketing and 105 to general and administrative.

Organization Structure

CSR is the holding company of an international group of companies.

The following is a list of CSR’s significant subsidiaries as of January 2, 2009:

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest	Proportion of voting power held
		%	%
Direct ownership
Cambridge Silicon Radio Limited	England and Wales	100	100
UbiNetics (VPT) Limited	England and Wales	100	100
Cambridge Positioning Systems Limited	England and Wales	100	100
NordNav Technologies Aktiebolag	Sweden	100	100

Indirect ownership
Cambridge Silicon Radio Inc.	Delaware	100	100
CSR China (Shanghai) Co. Limited	China	100	100
CSR KK	Japan	100	100
CSR Korea Limited	Korea	100	100
CSR Sweden AB	Sweden	100	100
Cambridge Silicon Radio Sarl	France	100	100
Cambridge Silicon Radio (U.K.) Limited	England and Wales	100	100
Cambridge Silicon Radio Holdings Inc.	Delaware	100	100
Clarity Technologies, Inc.	Michigan	100	100
CSR (India) Private Limited	India	100	100
UbiNetics Wireless Technologies (Shenzen) Company Limited	China	100	100
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100
UbiNetics (Hong Kong) Limited	Hong Kong	100	100
UbiNetics (North America) Inc.	Delaware	100	100
UbiNetics (IP) Limited	England and Wales	100	100
UbiNetics 3G Limited	England and Wales	100	100
UbiNetics Module Limited	England and Wales	100	100
UbiNetics Technology Limited	England and Wales	100	100
UbiNetics Designs Limited	England and Wales	100	100
Coverge Limited	England and Wales	100	100
C.P.S. Ltd	England and Wales	100	100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF CSR

The following discussion of CSR’s financial condition and results of operations should be read together with CSR’s consolidated financial statements and related notes in this proxy statement/prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

References below to “2008” are to the fiscal year ended January 2, 2009; to “2007” are to the fiscal year ended December 28, 2007; and to “2006” are to the fiscal year ended December 29, 2006. The consolidated financial statements are prepared under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Overview

CSR is a leading designer and supplier of integrated circuits, also called ICs or silicon chips, for use in wireless devices. Through its BlueCore range of products, CSR is a market leader in the supply of single chip solutions for Bluetooth wireless voice and data communications, providing low cost, high performance integrated circuits to manufacturers of a wide range of electronic devices. These include items such as mobile phones, headsets, laptop personal computers, personal computers peripherals, games consoles, stereo headphones, MP3 players and automotive-based systems. CSR is a world leader in the Bluetooth market, a position it has held since 2004. CSR is also extending its technologies beyond Bluetooth to be able to bring a broader range of short-range wireless technologies to the market, including Wi-Fi, GPS, FM radio, UWB, NFC, and Bluetooth low energy.

CSR’s revenue is generated principally from the sale of its products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, serving the retail consumer market. Approximately 98% of CSR’s revenue is derived from sales to customers that produce products serving the retail consumer market, and over 95% of its revenue in 2008 was derived from the supply of Bluetooth products.

For the purpose of internal reporting and reporting its financial and business performance, CSR, in the 2008 and 2007 fiscal years, operated in two business segments: Cellular, which includes mobile phones and headsets; and Non-Cellular, which includes applications beyond the mobile phone, such as personal computer, or PC, automotive and consumer applications. CSR identified its business segments based on internal reporting and chose to aggregate those business segments that meet the aggregation criteria specified in IFRS 8 for disclosure of reportable segments. In 2008, approximately 80% of CSR’s revenues was derived from the Cellular segment and approximately 20% was derived from the Non-Cellular segment. In 2006, CSR operated in a single business segment.

Market overview and factors that impact CSR’s operations

CSR’s results of operations over the 2006-2008 period were materially affected by the convergence of several trends and developments, both positive and negative, several of which are likely to continue into 2009 and beyond. These include:

•	the growth in the market for short-range wireless voice and data communications, particularly those connected with CSR’s core strength in Bluetooth;

•

general economic conditions, which have a direct impact on the level of demand in the retail consumer market, to which approximately 98% of CSR’s product sales are ultimately directed, and thus on the needs of its direct customers;

•

CSR’s degree of success, through its research and development efforts, in bringing to market innovative integrated circuits solutions that meet the connectivity needs of the consumer markets, and thus CSR’s customers, with high levels of technical reliability and at competitive price levels;

•	the shape and duration of the product life cycles of CSR’s key product offerings;

•	competition, both in product quality and capabilities and in price;

•	cyclical trends in the semi-conductor industry generally; and

•	fluctuations in currency exchange rates, which can affect both CSR’s costs in light of the global nature of its business.

The market for short-range wireless connectivity products has grown very quickly over the last few years. Even allowing for the current economic uncertainties, CSR estimates that the market for these solutions may grow from around $3.5 billion in 2007 to between $5 billion and $7 billion by 2012. At the heart of this growth are several connectivity technologies that CSR believes will progressively converge onto a single piece of silicon in mobile phones and other portable consumer electronics products, forming what CSR has defined as the Connectivity Centre. This trend is already being reflected by requests from CSR’s customers for product designs that combine multiple short-range wireless communication technologies. CSR believes that all the principal technologies that CSR believes will be potential elements of the Connectivity Centre either are in production by CSR or are in CSR’s current research and development pipeline. Bluetooth is at the core of the Connectivity Centre due to its high adoption rate, and CSR’s Connectivity Centre chips normally include a combination of Bluetooth with other technologies and functionality.

CSR believes that the rate of adoption into mobile devices, or the attach rate, for Bluetooth in handsets was between 50% and 60% in 2008, which represented an increase of approximately 5% compared to 2007. Based on market reports and discussions with customers, CSR believes a further overall increase in the Bluetooth attach rate for its target markets during 2009, as more devices that provide wireless connectivity are launched. CSR also expects the attach rate for Bluetooth to continue growing in 2009 in the Non-Cellular segment. While CSR expects global demand for cars to be impacted by the general economic slowdown, for example, it believes a greater proportion of those cars built will include Bluetooth functionality as manufacturers offer higher specification levels in order to make their products more attractive to consumers.

Offsetting CSR’s belief in the increasing adoption of Bluetooth and other wireless technologies, however, is the impact of the global economic downturn, which has particularly affected the consumer-oriented markets into which CSR’s customers sell. The global economic recession that intensified in the later part of 2008 and continuing uncertainties for the near term economic environment, coupled by market competition, negatively impacted CSR’s results of operations in 2008. The current worldwide economic contraction is expected to affect all markets, including the handset, headset and consumer electronic markets, which are forecast to experience a decline in sales in 2009.

CSR expects the global economic recession to persist, and therefore expects the market for short-range wireless connectivity solutions in 2009 to contract compared with 2008. In the face of these adverse market conditions, CSR believes that its products will provide strong technical and performance differentiation from alternative solutions, enabling it to compete effectively in securing and maintaining market share.

Research and development, or R&D, is at the heart of CSR’s strength in the products and solutions that CSR is able to offer to its customers, and CSR believes underpins and sustains CSR’s ability to compete effectively. As a result, CSR’s commitment of resources to R&D, and the success of its efforts, are likely to have a material impact on CSR’s results of operations.

A core objective of CSR’s R&D efforts is to bring to market new integrated circuits to replace existing integrated circuit products that may be nearing the end of their product lifecycle. Product lifecycles vary—in some cases they can extend to several years, while in others the rate of technological innovation may compress the lifecycle. Product average selling prices generally decline over the product life cycle.

The markets where CSR operates are becoming more competitive and are characterized by rapid technological change, evolving industry standards and declining prices and costs. See “Description of CSR—Competition” for information on CSR’s competitive environment.

CSR’s operations are affected by the well recognized growth and constriction cycle experienced by the semiconductor industry, which is characterized by wide fluctuations in product supply and demand. This cyclicality could cause CSR’s operating results to decline dramatically from one period to the next.

Other Developments for the Periods Presented

Cost containment efforts

In response to the current economic recession, CSR implemented a cost reduction program in the fourth quarter of 2008 with the aim of reducing ongoing annualized operating expenses by $20 million in 2009. This has been completed, and is expected to deliver actual annualized savings of more than $25 million with the initial benefit of the savings commencing in the first quarter of 2009. The implementation of the cost reduction program resulted in a one-off restructuring charge of $14.4 million in the fourth quarter of 2008.

CSR reduced its headcount from 1,062 at the end of 2007 to 975 at January 2, 2009, a reduction of 8%. This was primarily due to implementation in the final quarter of 2008 of headcount reductions as part of the cost reduction program described above and which reversed a growth in headcount in the first three quarters of 2008. Approximately 100 employees left CSR as part of the cost reduction program, spread through all functions, mostly in the United Kingdom, United States and Sweden. The headcount reductions were implemented following careful consideration of the long-term strategic objectives and shorter term targets for 2009.

Impairment charge

As a result of an operational strategy assessment conducted through the first part of 2008, in May 2008, CSR decided to cease ongoing investment in the UbiNetics protocol stack, which had been acquired with the software business of UbiNetics in August 2005. The main reason for the acquisition was to expand CSR’s footprint in the handset for which a protocol stack was necessary. As a result of the subsequent evolution of the market, however, CSR took the view, shared by most of the industry, that the integration of Bluetooth and other technologies into the baseband is unlikely to happen. CSR therefore decided to focus its resources on its capabilities in the Connectivity Centre. This resulted in CSR taking a non-cash impairment charge of $52.9 million, which included $36.9 million in relation to goodwill arising on the acquisition of UbiNetics (VPT) Limited, $9.6 million for acquisition related intangible assets and $6.4 million for certain tangible and intangible fixed assets that are no longer required for ongoing development activities.

Settlement of infringement case

During 2007, CSR reached an agreement with the Washington Research Foundation, or WRF, to settle its patent infringement suit issued against 12 of CSR’s customers. While CSR believed that WRF’s infringement suit against CSR’s Bluetooth chips was without merit, it believed that an early resolution of the claim was both in its own and in its customers’ best interests and accordingly, settled the matter with the payment of $15.0 million in April 2007. In connection with this settlement, CSR obtained an undertaking from WRF not to sue CSR, its suppliers, customers or end users for the alleged infringement by CSR products of the patents asserted in the suit.

Critical Accounting Policies

CSR’s significant accounting policies and estimates are described in Notes 3 and 4 to CSR’s consolidated financial statements for the year 2008. CSR believes that its most critical accounting policies include revenue recognition, impairment of purchased goodwill and intangible assets, inventory valuation, accounting for share-based payments, accounting for income taxes, provisions for returns and warranty claims and hedge accounting for financial instruments.

The preparation of CSR’s consolidated financial statements requires CSR to make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, CSR evaluates estimates, including those related to uncollectible accounts receivable, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations and contingencies and litigation. CSR’s estimates are based on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

Revenue recognition

Revenue represents sales of integrated circuits to customers, sales of services to customers and royalty income from products sold under a royalty earning license net of any estimated provisions for credit notes and returns. Only a negligible percentage of CSR’s revenues comes from sales of services and royalties.

Sales are recognized when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control has ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to CSR and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

This requires CSR to assess at the point of delivery whether these criteria have been met. When management determines that such criteria have been met, revenue is recognized. CSR records estimated reductions to revenue for pricing agreements, price protection and other volume based rebates. Estimated sales adjustments for volume based discount programs are based largely on shipment information.

Goodwill and intangible assets

Goodwill represents the excess of the fair value of the consideration paid on acquisition of a business over the fair value of the assets, including any intangible assets identified and liabilities acquired. At January 2, 2009, the carrying amount of goodwill was $106.3 million as compared to $144.2 million as of December 28, 2007.

Goodwill is not amortized but is instead tested for impairment at least annually. Annual impairment reviews in 2008 and 2007 determined, primarily with reference to cash flow forecasts, that there was no indication of impairment with respect to goodwill. Identifiable intangible assets acquired as part of a business combination are capitalized and amortized over an estimate of the time that CSR expects to benefit from them. This is currently over periods between 4 and 5 years.

During 2008, a non-cash impairment charge of $52.9 million was recorded as a result of the decision to discontinue investment in UbiNetics’ protocol software development program following the recommendations of an operational assessment. During the assessment, CSR looked at its market in great detail and consulted widely to review the opportunities for winning in the global market for wireless solutions. CSR undertook in-depth discussions with its customers on all continents, and asked the leading customers where they anticipated the most growth. CSR also carried out an analysis of its own capabilities and identified strengths and weaknesses to determine its future strategy.

The impairment was charged to administrative expenses in the consolidated income statement and includes $36.9 million in relation to goodwill arising on the acquisition of UbiNetics (VPT) Limited, $9.6 million for acquisition-related intangible assets and $6.4 million for certain tangible and intangible fixed assets that are no longer required for ongoing development activities.

CSR assesses on an annual basis the carrying value of identifiable intangible assets, long-lived assets and goodwill, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors that CSR considers important, which could trigger an impairment review, include the following:

•	significant underperformance relative to historical or projected future results;

•	significant changes in the manner of CSR’s use of the acquired assets or the strategy for its overall business; and

•	significantly negative industry or economic trends.

When CSR determines that the carrying value of intangible assets, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, CSR measures any impairment based on discounted projected cash flows.

This review is solely based upon CSR’s projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, the number of years for which estimates of cash inflows and outflows can be reasonably projected and the terminal value.

The pre-tax discount rate used is calculated using the Capital Asset Pricing Model using assumptions applicable to CSR and taking account of CSR’s business model and industry. CSR believes that the discount rate is applicable to all of its cash-generating units being evaluated as they operate in the same industry and are in a similar stage of their business life cycle. The pre-tax discount rate for 2008 and 2007 was approximately 9%. Whilst the risk free rate has declined by more than 1% during 2008, this was more than offset by the increased risk premium expected by investors in CSR ordinary shares.

For all cash generating units, the cash flow forecasts are based upon the most recent financial budget for the next year and for the following four years on the long range plan approved by management. The long range plans are based on recent reports on the markets we operate in produced by independent analysts. CSR uses this information together with internal and customer specific information to produce its cash flow projections.

Until 2008, the projection of anticipated discounted future cash flows was limited to five years. In 2008, a terminal value was included for the period beyond five years. CSR made this change to its models because it believes that significant value exists after the five-year forecasting period and inclusion of a terminal value assumption is common practice. The terminal growth rate used is based on recent reports on the markets we operate in produced by independent analysts combined with internal and customer specific information.

In its goodwill impairment assessment at January 2, 2009, the following four sensitivities were considered:

•	a one percentage point increase in the discount rate;

•	a 20% reduction in forecasted growth in the first year followed by zero growth for the following four years;

•	a one percentage point reduction of the terminal growth assumption from 2.5% to 1.5%; and

•	the elimination of the terminal value from the valuation.

None of these sensitivities individually would lead to an impairment of the goodwill of any of CSR’s cash-generating units as at January 2, 2009. CSR does not believe that a sensitivity analysis considering all four of the factors above combined would be a likely scenario as it does not consider adequately the interaction between the various key assumptions.

While CSR believes its assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future.

Note 12 to CSR’s consolidated financial statements for the year 2008 provides further disclosures on the assumptions underlying the impairment review and the allocation of goodwill by reportable segments.

Inventory valuation

Inventories are stated at the lower of cost and net realizable value. Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions. The level of inventory provisioning required is sensitive to changes in the forecast sales of particular products, which is dependent on changes in conditions in CSR’s markets. If changes in actual market conditions are less favorable than those projected, additional inventory provisions may be required. If changes in actual market conditions are more favorable than CSR predicts, it may be able to release a proportion of the inventory provision.

Accounting for share-based payments

Share options granted before November 7, 2002 or granted after November 7, 2002 and vested before January 1, 2005

No expense is recognized in respect of these options. The shares are recognized when the options are exercised and the proceeds received and allocated between share capital and share premium.

Share options and awards granted after November 7, 2002 and vested after January 1, 2005

IFRS 2 “Share-based payments” is effective in respect of options and share awards granted after November 7, 2002, and which had not vested as of January 1, 2005. CSR issued equity-settled share-based payments to certain employees. Equity settled share-based payments are measured at the fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on CSR’s estimate of the number of share options that will eventually vest. The fair value of the majority of options granted is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. In case of certain share awards that include total shareholder return related conditions, the fair value is estimated through the use of a Monte-Carlo simulation.

The amount recognized as an expense is adjusted to reflect the actual number of shares that vest. Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. The estimates of the number of share options and awards that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognized in the income statement and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the option or awards are exercised.

In 2008, $7.6 million of share based compensation expense was recognized and in 2007, $9.3 million was recognized, which represented an increase when compared to $7.8 million in 2006.

Share options and taxation

In the United Kingdom and the United States, CSR is entitled to a tax deduction for amounts treated as compensation on the exercise of certain employees’ share options under each jurisdiction’s tax rules. This gives rise to a temporary difference between the accounting and tax bases and hence a deferred tax asset is recorded. This asset is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the share price at the balance sheet date) with the share-based payment expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of share-based payment expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

No share-based payment expense is recorded in respect of options granted before November 7, 2002. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects in relation to these options are recorded directly in equity against retained earnings.

Note 30 to CSR’s consolidated financial statements for the year 2008 provides details on the valuation assumptions made for each grant of share options and awards during the period.

Income taxes

CSR is subject to the income tax laws of the various tax jurisdictions in which it operates, principally the United Kingdom. These laws are complex and subject to different interpretations by taxpayers and tax authorities. When establishing income tax provisions, CSR therefore makes a number of judgments and interpretations about the application and interaction of these laws. Changes in these tax laws or CSR’s interpretations of these laws and the resolution of future tax audits could significantly impact CSR’s effective tax rate and the results of operations in a given period.

CSR estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities, which are included within the consolidated balance sheet (deferred tax assets are only included to the extent that CSR believes they are recoverable).

In recognizing deferred tax assets, CSR considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is created for the tax on the probable adjustment. Management’s judgment is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognized where management believes there are sufficient taxable temporary differences or other convincing evidence that sufficient taxable profit will be available in the future to realize deferred tax assets.

Although the deferred tax assets that have been recognized are considered realizable, actual amounts could be reduced if future taxable income is lower than expected. This can materially affect CSR’s reported net income and financial position.

Provisions for returns and warranty claims

CSR provides for the estimated cost of returns and product warranties at the time revenue is recognized. CSR’s products are covered by product warranty plans of varying periods, depending on local practices and regulations. While CSR engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, its warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure.

CSR’s warranty provision is established based upon its best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As CSR continuously introduces new products that incorporate complex technology, and as local laws, regulations and practices may change, it will continue to be difficult to anticipate product failure rates, the length of warranty periods and repair costs. While CSR believes that its warranty provisions are adequate and that the judgments applied are appropriate, the ultimate cost of product warranty could differ materially from its estimates. When the actual warranty cost of CSR’s products is lower than it originally anticipated, it releases an appropriate proportion of the provision, and if the warranty cost is higher than anticipated, it increases the provision.

The carrying amount of the provision for returns and warranty claims at January 2, 2009 was $2.8 million compared to $2.1 million at December 28, 2007.

Hedge accounting for financial instruments

The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in or cash flows of the related underlying exposures. Hedge accounting is used for foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. Management’s judgment is required to determine whether a future transaction is probable. External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognized immediately in the income statement. Note 32 to CSR’s consolidated financial statements provides further details of the hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

Adoption of New and Revised Standards

In 2008, two interpretations issued by the International Financial Reporting Interpretations Committee are effective for the period. These are: IFRIC 11 IFRS2 – Group and Treasury Share Transactions, which was early adopted by CSR in 2006, and IFRIC 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction,’ the adoption of which has not led to any change in CSR’s accounting policies.

CSR adopted IFRS 8 Operating Segments in advance of its effective date with effect from December 30, 2006.

The following standards and interpretations, which have not yet been applied in CSR’s consolidated financial statements, were in issue but not yet effective:

IFRS 1 (amended)/ IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 (amended)	Share-based payment—Vesting Conditions and Cancellations
IFRS 3 (revised 2008)	Business Combinations
IAS 1 (revised 2007)	Presentation of Financial Statements
IAS 23 (revised 2007)	Borrowing Costs
IAS 27 (revised 2008)	Consolidated and Separate Financial Statements
IAS 32 (amended)/ IAS 1 (amended)	Puttable Financial Instruments and Obligations Arising on Liquidation
IFRIC 12	Service Concession Arrangements
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
Improvements of IFRSs (May 2008)

CSR believes that, other than described below, the adoption of these standards and interpretations will have no material impact on its future consolidated financial statements.

CSR anticipates that the adoption of IFRS 3 (revised) may have a significant impact on the profit (loss) before tax and effective tax rate in future years. The adoption of the standard removes the requirement to adjust goodwill after the normal 12-month period following the business combination, when recognizing a deferred tax asset for pre-acquisition losses of an acquired subsidiary in certain circumstances. CSR has significant unrecognized tax losses that may become recognizable in future periods after the adoption of this standard. CSR is reviewing when it will adopt this standard and notes that the earliest date of application is for periods commencing on or after July 1, 2009.

Results of Operations

The following table summarizes CSR income statement data:

	2008	2007	2006
	$ million
Revenue	694.9	848.6	704.7
Cost of sales	(385.0)	(452.3)	(376.0)

Gross profit	309.8	396.3	328.7
Research and development expenses	158.2	147.5	109.3
Sales, marketing and administrative expenses	160.2	98.6	70.4

Operating (loss) profit	(8.5)	150.1	149.0
Investment income	6.1	7.9	6.1
Finance costs	(4.1)	(2.4)	(0.7)

(Loss) profit before tax	(6.5)	155.6	154.4
Tax	(0.5)	(42.8)	(43.2)

(Loss) profit for the period	(6.9)	112.8	111.2

The following table presents revenue, cost of sales, gross profit, research and development expenses and sales, marketing and administrative expenses, all in absolute terms and as a percentage of revenue, for 2008 and 2007:

	2008		2007		Increase/ (decrease)	% change
	Amount	% of Revenue	Amount	% of Revenue
	$ million		$ million		$ million
Revenue	694.9	100	848.6	100.0	(153.7)	(18.1)
Cost of sales	385.0	55.4	452.3	53.3	(67.3)	(14.9)
Gross profit	309.9	44.6	396.3	46.7	(86.4)	(21.8)
Research and development expenses	158.2	22.8	147.5	17.4	10.7	7.1
Sales, marketing and administrative expenses	160.2	23.1	98.6	11.7	61.6	62.5

The following table presents revenue, cost of sales, gross profit, research and development expenses and sales, marketing and administrative expenses, all in absolute terms and as a percentage of revenue, for 2007 and 2006:

	2007		2006
	Amount	% of Revenue	Amount	% of Revenue	Increase	% change
	$ million		$ million		$ million
Revenue	848.6	100	704.7	100.0	143.9	20.4
Cost of sales	452.3	53.3	376.0	53.4	76.3	20.3
Gross profit	396.3	46.7	328.7	46.6	67.6	20.6
Research and development expenses	147.5	17.4	109.3	15.5	38.2	34.9
Sales, marketing and administrative expenses	98.6	11.7	70.4	10.0	28.2	40.0

Revenue. CSR’s revenue for 2008 fell to $694.9 million, an 18.1% decrease from 2007 revenue of $848.6 million. This was principally due to a reduction in the volume-weighted average selling price of 13.8% year on year, which reflected a combination of the trend to lower prices over a product life-cycle and competitive pressures in the low-cost headset and other markets, coupled with lower shipment volume, as a result of a sharp decline in demand from customers at the end of 2008. Volumes fell by 5% from 2007 to 2008, largely as a consequence of the previously reported loss of a Bluecore5 FM device program with CSR’s largest customer and the decline in demand at the end of 2008.

The loss of the BlueCore5 FM program resulted in the revenue CSR derived from that customer as a proportion of CSR’s total revenues declining from 29% in 2006 to 26% in 2007 and to 19% in 2008. CSR has, however, maintained its strong relationship with this customer and, based on the development of its next generation Bluetooth device BlueCore variant 7820, anticipates regaining market share with this customer in the second half of 2009.

CSR’s revenue for 2007 represented a 20.4% increase over revenue of $704.7 million in 2006. This reflected a reduction in the volume weighted average selling price of 23% due to an increase in the proportion of sales to handset customers coupled with an increased shipment volume of 59%. The increase in volume was mainly due to a substantial increase in the mobile phone handset market (estimated 13% increase), coupled with increasing attach rates (estimated 12% increase).

Segment analysis. The following table presents CSR’s segmental revenue for 2008, 2007 and 2006.

	2008	2007	2008 vs. 2007	2006	2007 vs. 2006
	($ million)	($ million)	% change	($ million)	%change
Cellular	552.8	660.6	(16)	584.5	13
Non-Cellular	142.1	188.0	(24)	120.2	56
Total	694.9	848.6	(18)	704.7	20

Cellular segment. Cellular segment revenue, which represented 80% of CSR’s total revenue in 2008, decreased 16% compared to 2007. This was due to a combination of the decline in revenue from CSR’s largest handset customer, noted above, and competitive pressures in the market for headsets.

CSR’s Cellular segment revenue, which represented 78% of CSR’s total revenue in 2007, increased 13% compared to 2006. This was primarily due to higher attach rates for Bluetooth in mobile phones, with the continued success of CSR’s BlueCore4 ROM device and strong performance in the headset segment where CSR retained a market share of more than 80% of headset sales worldwide.

CSR’s BlueCore4 ROM device was again CSR’s largest shipping product in 2008. BlueCore4 ROM started shipping in volume in 2005 and was CSR’s largest selling product in each of 2006, 2007 and 2008.

Non-Cellular segment. Non-Cellular segment revenue, which represented 20% of CSR’s total revenue in 2008, decreased by 24% compared to 2007. This was in large part due to a decline in revenue from PC customers, where CSR lost market share.

Non-Cellular segment revenue, which represented 22% of CSR’s total revenue in 2007, increased by 56% compared to 2006. This was in large part due to the increase in revenues from the games console sector, growth in the adoption of Bluetooth in the automotive market and continued strength in the PC sector, which also experienced growth in the Bluetooth attach rate over 2006.

Geographical analysis. CSR operates in four principal geographical areas—the U.K., Europe, the Americas and Asia. The table below provides, for the periods indicated, CSR’s revenue from external customers by geographical location, on the basis of customers’ manufacturing location:

	Revenue from external customers
	2008	2007	2006
	$ million	$ million	$ million
U.K.	1.0	1.8	2.2
Rest of Europe
—Finland	6.3	15.4	10.8
—Hungary	36.5	46.3	31.1
—Other	20.0	11.5	18.7
U.S.A.	34.6	54.0	58.0
Americas (excluding U.S.A.)	10.6	13.3	10.4
Asia
—China and Hong Kong	232.7	298.9	194.1
—Taiwan	100.0	127.8	133.4
—Korea	96.0	104.8	73.4
—Japan	121.8	159.6	161.7
—Other Asia Pacific	35.4	15.2	10.9

Total	694.9	848.6	704.7

Major Customers

Sales to CSR’s largest customer accounted for approximately 19% of CSR’s revenue, or approximately $135.0 million in 2008, as compared to 26% of revenue, or $220.1 million, in 2007 and 29% of revenue, or $201.4 million, in 2006. In 2008, sales to CSR’s second largest customer contributed 11% of revenue (approximately $75.6 million). In 2007 and 2006, only CSR’s largest customer exceeded 10% of revenue in the period. Revenue from the top five customers represented 50% of revenues, as compared to 53% in 2007 and 61% in 2006.

Gross profit. Gross profit consists of revenue less cost of sales. CSR’s gross profit for 2008 fell to 44.6% of revenue from 46.7% of revenue in 2007. In absolute terms, gross profit fell to $309.9 million from $396.3 million in 2007, a decrease of 22%. This decrease was due to the lower level of revenue, coupled with the decline in gross margin explained below. CSR’s gross profit increased to $396.3 million in 2007 from $328.6 million in 2006, an increase of 21%, mainly due to the higher level of revenue.

As noted above, the ratio of CSR’s revenues to CSR’s gross profit, or CSR’s gross margin, for 2008 fell to 44.6% from 46.7% in 2007. This decline resulted in part from increased competition and pressure on margins and also from a change in the mix of end market demand towards handset related sales, which generally have lower margins and feature the basic Bluetooth devices, and away from shipments to the higher margin headset and PC sectors.

The effects of this shift were partially offset by reductions in production costs exceeding selling price reductions, which had a beneficial effect on gross margins. The overall lower level of revenue also impacted gross margins since those elements of largely fixed overheads recorded in cost of sales do not reduce. CSR expects continuing competitive pressure on its product average selling prices, particularly given the current economic climate.

CSR’s gross margin for 2007 increased to 46.7% from 46.6% in 2006. This increase was due to average product costs declining by more than average selling prices. Costs of sales increased to $452.3 million in 2007 from $376.0 million in 2006, which was due to the increase in revenue as described above.

Research and development. R&D expense consists of other R&D, and amortization of acquired intangible assets. Other R&D consists primarily of staff costs, engineering costs and depreciation. The following table sets forth the primary components of R&D expenses during the 2008 and 2007 fiscal years:

	2008		2007		2008 vs. 2007	2008 vs. 2007
Research and development	Amount	% of Revenue	Amount	% of Revenue	Increase/ (decrease)
	$ million		$ million		$ million	% change
Other research and development	152.7	22	140.9	16.6	11.8	8.4
Amortization of acquired intangible assets	5.5	0.8	6.6	0.8	(1.1)	(16.7)
Total	158.2	22.8	147.5	17.4	10.5	7.1

In 2008, R&D costs were $158.2 million, a 7.1% increase from the $147.5 million of R&D expenditure in 2007. The increase reflected a 4% average increase in the number of R&D personnel in the first three quarters of 2008, which was reversed in the fourth quarter, and a 6% increase in the exchange rate at which CSR converted its pound sterling costs into U.S. dollars (2008: $1.98 = £1.00, 2007: $1.86 = £1.00).

The following table sets forth the primary components of R&D expenses during the 2007 and 2006 fiscal years:

	2007		2006		2007 vs. 2006	2007 vs. 2006
Research and development	Amount	% of Revenue	Amount	% of Revenue	Increase
	$ million		$ million		$ million	% change
Other research and development	140.9	16.6	107.2	15.2	33.7	31.4
Amortization of acquired intangible assets	6.6	0.8	2.1	0.3	4.5	214.3
Total	147.5	17.4	109.3	15.5	38.2	34.9

In 2007, R&D costs were $147.5 million, a 34.9% increase from the $109.3 million of R&D expenditure in 2006. The increase reflected a $4.5 million increase in the amortization of acquired intangible assets, resulting from the acquisitions of CPS and NordNav on January 12, 2007, an increase in the number of R&D personnel with related higher salary costs (24% increase in average headcount) resulting from the acquisitions of CPS and NordNav, and a 6% increase in the exchange rate at which CSR converted its pound sterling costs into U.S. dollars (2007: $1.86 = £1.00, 2006: $1.80 = £1.00).

CSR expects to continue to invest heavily in technological innovation, with a focus on technologies that form key parts of the Connectivity Centre.

Selling, General & Administrative. Selling, General & Administrative, or SG&A, consists of other sales, marketing and administrative expenses, asset impairment, restructuring expenses and patent dispute settlement.

The following table presents the components of SG&A during the 2008 and 2007 fiscal years:

	2008		2007		2008 vs. 2007	2008 vs. 2007
Components of SG&A	Amount	% of Revenue	Amount	% of Revenue	Increase/ (decrease)
	$ million		$ million		$ million	% change
Other sales, marketing and administrative expenses	92.8	13.4	83.6	9.9	9.2	11.0
Asset impairment	52.9	7.6	—	—	52.9	100.0
Restructuring	14.4	2.1	—	—	14.4	100.0
Patent dispute settlement	—	—	15.0	1.8	(15.0)	(100.0)
Total	160.2	23.1	98.6	11.7	61.6	62.5

SG&A costs in 2008 were $160.2 million, representing a 62.5% increase from $98.6 million in 2007, mainly due to the charges described below.

As a result of the operational strategy assessment, in May 2008 CSR decided to cease ongoing investment in the UbiNetics protocol stack. This had been acquired with the software business of UbiNetics in August 2005. The main reason for the acquisition had been to expand CSR’s footprint in the handset for which a protocol stack was necessary. As a result of the subsequent evolution of market however, CSR took the view, shared by most of the industry, that the integration of Bluetooth and other technologies into the baseband was unlikely to happen. CSR, therefore, focused its resources on its capabilities in the Connectivity Centre. This resulted in a non-cash impairment charge of $52.9 million, which included the write down of the goodwill relating to the UbiNetics acquisition ($36.9 million) and certain assets which will not be used in future development activities ($16.0 million).

In response to the current economic recession, a cost reduction programme was implemented in the fourth quarter of 2008, with the aim of reducing ongoing annualized operating expenses by $20 million in 2009. CSR believes that this programme has been successfully completed, and expects the programme to deliver savings commencing in the first quarter of 2009. This programme resulted in a charge of $14.4 million.

During 2007, CSR reached an agreement with WRF to settle its patent infringement suit issued against twelve of CSR’s customers. CSR remained of the view that WRF’s infringement suit against its Bluetooth chips was without merit. Notwithstanding this, CSR believed that an early resolution of the claim was both in its own and in its customers’ best interests and accordingly, a settlement payment of $15.0 million was made in April 2007. In connection with this settlement, CSR obtained an undertaking from WRF not to sue CSR, its suppliers, customers or end users for the alleged infringement by CSR products of the patents asserted in the suit.

Other sales, marketing and administrative expenses were $92.8 million representing an 11% increase over 2007 sales, marketing and administrative expenses of $83.6 million. This increase resulted from a combination of a 3% average increase in headcount in the first three quarters of 2008 (before the restructuring exercise) and a 6% increase in the exchange rates that CSR used to record its sterling-denominated costs. There was a further increase in exchange losses of $0.9 million, due to translation differences on un-hedged, non-U.S. dollar denominated assets and liabilities, following the volatility on international foreign currency markets. Other sales, marketing and administrative expenses also reflect expenditures of approximately $2 million on independent consultants retained in connection with CSR’s operational assessment described above.

The following table presents the components of SG&A during the 2007 and 2006 fiscal years:

	2007		2006		2007 vs. 2006	2007 vs. 2006
Components of SG&A	Amount	% of Revenue	Amount	% of Revenue	Increase
	$ million		$ million		$ million	%change
Other sales, marketing and administrative expenses	83.6	9.9	70.4	10.0	13.2	18.8
Patent dispute settlement	15.0	1.8	—	—	15.0	100.0
Total	98.6	11.7	70.4	10.0	28.2	40.1

Other sales, marketing and administrative expenses were $83.6 million in 2007 representing an 18.8% increase over 2006 sales, marketing and administrative expenses of $70.3 million, which predominantly resulted from a 24.4% increase in the average SG&A headcount.

Investment income. CSR’s investment income primarily represents interest earned on its cash and cash equivalents. During 2008, CSR had a monthly average of $231.1 million in cash, cash equivalents and treasury deposits, an increase of 40% from the monthly average in 2007. Investment income decreased to $6.1 million in 2008 compared to $7.9 million in 2007, however, as a result of significantly lower U.K. and U.S. interest rates.

Investment income increased to $7.9 million in 2007 compared to $6.1 million in 2006 as a result of increased levels of cash and cash equivalents and treasury deposits.

Finance costs. Finance costs consist of interest expense and similar charges, unwinding of discount on contingent consideration, interest payable on acquisition loan notes and foreign exchange losses. CSR’s finance costs amounted to $4.1 million in 2008, a 71% increase compared to $2.4 million in 2007. This increase was primarily due to foreign exchange losses.

CSR’s finance costs amounted to $2.4 million in 2007, a 243% increase compared to $0.7 million in 2006. This increase was primarily due to unwinding of discount on contingent consideration resulting from the NordNav acquisition.

Tax. The tax charge for 2008 was $0.5 million, a sharp decline from $42.8 million in 2007 as a result of CSR’s operating loss. The major items that affected the tax charge were the non-deductible goodwill impairment of $36.9 million related to UbiNetics (VPT) Limited and the enhanced tax deduction allowed for R&D expenditure. In 2007, when CSR had profit before tax of $155.6 million, the tax charge was $42.8 million, reflecting a marginal tax rate on corporate earnings of 27.5%. In 2006, when CSR had a profit before tax of $154.4 million, the tax charge was $43.2 million, reflecting a marginal tax rate on corporate earnings of 28.0%. This is below the 2007 statutory rate of 30.0% principally due to the availability of enhanced tax relief on R&D expenditure.

Net (loss) income. CSR suffered a net loss of $6.9 million in 2008, compared to net income of $112.8 million in 2007. This reduction was mainly due to the lower level of revenue and gross profit, along with the impairment charge of $52.9 million and the restructuring charge of $14.4 million, which was partially offset by the reduction in patent dispute settlement costs of $15 million. There was a smaller impact from increases in operating expenses.

CSR achieved net income of $112.8 million in 2007, compared to net income of $111.2 million in 2006.

Liquidity and Capital Resources

CSR’s primary source of liquidity is its cash flow from operations. At present, CSR does not rely on third party financing for any operational cash requirements and therefore liquidity risk is not considered a significant risk. In CSR’s opinion, working capital is sufficient for CSR’s present requirements.

CSR manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecasted and actual cash flows and matching the maturity of financial assets and liabilities.

Cash Flows

	2008	2007	2006
	$ million	$ million	$ million
Operating cash flows before movements in working capital	89.7	155.2	139.6
Working capital	6.6	97.2	(56.1)
Taxation	(30.0)	(29.8)	(17.8)
Interest paid	(0.3)	(0.4)	(0.2)
R&D tax credit received	0.3	—	—
Net cash from operating activities	66.3	222.2	65.5
Treasury management (1)	(22.7)	(14.3)	1.1
Acquisitions of subsidiaries	(11.7)	(82.0)	—
Capital expenditure	(22.7)	(29.5)	(45.7)
Other financing activities	1.2	(0.1)	(2.3)
Purchases of own shares	(20.2)	(20.0)	—
Net cash (outflow) inflow	(9.8)	76.3	18.6

(1)	Represents the aggregate of interest received and treasury deposits.

Cash, cash equivalents and treasury deposits increased to $261.9 million at January 2, 2009, from $245.4 million on December 28, 2007, an increase of $16.5 million. The difference compared to the outflow of $9.8 million shown in the table above is due to amounts placed on treasury deposit of $28.9 million (deposits with an initial term of greater than 90 days, which are shown separately from cash and cash equivalents on CSR’s consolidated balance sheet), and a foreign exchange loss of $2.6 million from retranslation of non-U.S. dollar cash balances.

During 2008, there was a net cash outflow of $9.8 million, as compared with an inflow of $76.3 million in 2007. Operating cash flow before movements in working capital contributed $89.7 million, as compared with $155.2 million in 2007, with movements in working capital resulting in a cash inflow of $6.6 million, as compared with inflow of $97.2 million in 2007. In 2007, there was a substantial benefit from working capital movements in the year, mainly due to timing of purchases from subcontractors and receipt of cash from customers at the 2007 year end, compared to the 2006 year end. This pattern was not repeated in 2008.

Cash, cash equivalents and treasury deposits increased to $245.4 million at December 28, 2007 from $147.5 million at December 29, 2006, an increase of $97.9 million.

During 2007 there was net cash inflow of $76.3 million, as compared with an inflow of $18.6 million in 2006. Operating cash flow before movements in working capital contributed $155.2 million, as compared with $139.6 million in 2006, with movements in working capital resulting in a cash inflow of $97.2 million, as compared to an outflow of $56.1 million in 2006. This decrease in working capital reflected management of inventory holding levels from approximately 15 weeks of historic cost of sales at the end of 2006 down to 8 weeks in 2007.

Cash outflows on acquisitions of subsidiaries of $11.7 million during 2008 related to payments of deferred consideration on the NordNav acquisition and the repayment of the loan notes related to the CPS acquisition. Cash outflows on acquisitions of $82.0 million during 2007 related to payments of approximately $34 million for the CPS acquisition, and approximately $48 million for NordNav acquisition (which included $8 million for contingent consideration).

During 2008, there was a cash outflow of $20.2 million for the purchase of shares in CSR plc by the CSR Employee Benefit Trust, as compared to $20.0 million in 2007.

Capital Expenditure

The table below summarizes additions to fixed assets in CSR’s last three fiscal years. The amounts differ from the cash outflow on capital expenditure due to movements in payables and accruals.

	2008	2007	2008 vs. 2007 in %	2006	2007 vs. 2006 in %
	$ million	$ million		$ million
Other intangible assets	3.8	7.1	(46.9)	16.6	(57.2)
Property, plant and equipment	19.3	24.6	(21.7)	34.1	(27.9)
Total	23.1	31.7	(27.3)	50.7	(37.5)

CSR’s capital expenditure declined by 27.3% from 2007 to 2008. During 2007, capital expenditure was particularly high as CSR expanded into an additional office in Cambridge, incurring significant fit out costs. These costs totaled $2.9 million in the aggregate, and did not recur in 2008. In order to reduce manufacturing costs, and to secure sufficient testing capacity, CSR purchases production test equipment and consigns it to its subcontractors’ sites in Taiwan. CSR owns 18 consigned production testers each costing around $1.5 million when purchased. In 2008, CSR purchased three additional testers, as compared to three testers in 2007.

CSR’s capital expenditure on intangible assets in 2006 included $3.2 million on NFC licensing, $4.6 million on an ARM license and $8.8 million on design tools. Additions to property, plant and equipment in 2006 included $13.7 million on nine consigned production testers, $11.0 million on other test equipment and $5.3 million on computer equipment.

Due to current economic conditions, CSR expects a further significant reduction in capital expenditure in 2009.

Taxation and Financing

CSR’s net tax paid in 2008 was $30.0 million, the majority of which was actually relating to prior periods. This tax paid compared to the $29.8 million paid in 2007, as compared to $17.8 million in 2006. CSR would expect cash outflows from taxation to be lower in 2009. There was a cash inflow from other financing of $1.2 million, principally due to the proceeds on issues of shares upon exercise of share options by employees under CSR’s various share option plans, while in 2007 CSR had an outflow of $0.1 million, which was principally due to the repayment of obligations under finance leases offsetting the proceeds on issues of shares, as compared to an outflow of $2.3 million in 2006.

Hedge Accounting

Substantially all CSR’s sales and costs of sales are denominated in U.S. dollars, its functional currency. Approximately 40% of CSR’s operating costs are denominated in pounds sterling.

In order to reduce the volatility of CSR’s earnings due to exchange rate fluctuations, CSR enters into forward foreign exchange contracts to fix an exchange rate for its future pounds sterling-denominated expenditures. It commits to forward contracts between 11 and 15 months in advance, according to its treasury policy. These contracts are accounted for as cash flow hedges and will not affect profit or loss until the period in which the related transaction is recorded or CSR concludes that it is no longer probable that the hedged transaction will occur. These contracts also form hedges against exchange gains or losses on the related pounds sterling liabilities.

As of January 2, 2009, forward contracts were in place that gave an average GBP:USD exchange rate of 1.93 for the coming 11 to 15 months. Historically, the average forward contract rate was as follows: 2008: 1.98; 2007: 1.89; and 2006: 1.80. CSR expects that with the contracts in place as of January 2, 2009, CSR’s sterling pound-denominated expenditures will cost around 2.5% less in U.S. dollar terms in 2009.

The fair value liability of the contracts in place as of January 2, 2009 was $32.1 million, of which $25.3 million of the related expense was deferred in hedging reserves. The difference of $6.8 million has already impacted the income statement because $3.3 million was recorded as part of the restructuring charge, as this related to forward contracts no longer required following the cost reduction exercises. The remaining difference of $3.5 million had been recorded as expense in the income statement as the related transactions had been recorded.

Capital Management and Treasury Policy

CSR’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence as well as to sustain future development of the business.

CSR’s main forms of liquid investments in 2008 were bank and money market deposits. CSR intends to reinvest cash balances in the business either through higher levels of investment in working capital and fixed assets or through mergers and acquisitions activity, to support its long-term ambitions.

CSR’s issued share capital as of January 2, 2009 was 132,890,821 ordinary shares of 0.1 pence each, only slightly changed from the 132,073,576 ordinary shares issued in 2007. As a result of the funds raised through CSR’s initial public offering in March 2004 and its subsequent positive operating cash flows, CSR had a total of $261.9 million of treasury deposits, cash and cash equivalents at January 2, 2009, an increase of 7% from the $245.4 million CSR held at December 28, 2007.

Neither CSR nor any of its subsidiaries is subject to any externally imposed capital requirements.

CSR holds its cash and liquid investments in accordance with the counterparty and settlement risk limits of the treasury policy approved by its board of directors. CSR maintains a policy in the placement of cash deposits and investments with counterparties such that at any one time cash is placed with at least three approved financial institutions. No counterparty with a credit rating of less than Aa3 will be approved.

The finance and treasury functions increased the frequency of their review of the financial stability and associated risk of the counterparties used as the level of financial market risk has increased during 2008. CSR’s internal auditors review the internal control environment regularly.

CSR Employee Benefit Trust (EBT)

From time to time, the CSR EBT purchases CSR ordinary shares in the stock market. The timing of these purchases is subject to compliance with the listing rules of the U.K. Listing Authority, agreement between CSR and the Trustee of the EBT and on prevailing market prices. The shares are intended to be used for satisfying obligations to deliver shares on the exercise by employees of share options under CSR’s share option programs, thereby reducing dilution and pressure against institutional investor dilution guidelines.

During 2008, the EBT purchased 3,222,813 CSR ordinary shares, as compared to 1,466,767 shares in 2007, for a total cash consideration of $20.2 million, as compared to $20.0 million in 2007.

Off-Balance-Sheet Arrangements

As of January 2, 2009, CSR did not have any significant off-balance-sheet arrangements.

Contractual Obligations and Commitments

As of January 2, 2009, CSR’s principal contractual obligations and commitments consisted of amounts payable under finance leases, operating leases, trade and other payables and outstanding purchase obligations.

The following table summarizes CSR’s contractual obligations and commitments as of January 2, 2009:

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	($ million)
Finance leases	1.4	1.1	0.3	—	—
Operating leases	17.8	8.8	8.8	0.2	—
Trade and other payables	62.2	62.2	—	—	—
Purchase obligations	10.3	10.3	—	—	—

The table above excludes contingent consideration of $17.5 million relating to milestone payments for the NordNav acquisition. The consideration will be settled in installments if certain performance criteria are achieved before September 2010.

The table above excludes tax contingencies of $1.9 million because CSR is unable to make reasonably reliable estimates of the period of cash settlement associated with these obligations with the respective taxing authorities.

2009 Outlook

Cellular segment. CSR believes that the rate of adoption in mobile devices, or the “attach rate,” for Bluetooth in handsets was between 50% and 60% in 2008, which represented an increase of approximately 5% compared to 2007. Based on market reports and discussions with customers, CSR expects a similar overall increase in the Bluetooth attach rate for its target markets during 2009, as more devices are launched that provide wireless connectivity. Offsetting the increase in the adoption of Bluetooth and other wireless technologies, however, is the impact of the global economic downturn, which has particularly affected the consumer-oriented markets into which CSR’s customers sell products. CSR expects the market for short-range wireless connectivity solutions in 2009 to contract compared with 2008.

Product roll-outs include the following:

•

CSR expects its next-generation Bluetooth chip, BlueCore7830, which combines Bluetooth with FM Transmitter, FM Receiver, Bluetooth low energy and GPS capability, to enter mass production during the third quarter of 2009, along with BlueCore 7820, a non-GPS derivative.

•

UniFi – a single-chip solution for Wi-Fi design requirements with universal 802.11a/b/g and n technology capability, low power consumption, antenna diversity processing, and Bluetooth coexistence technology. UF6026 is CSR’s third generation embedded Wi-Fi product family, which added 802.11n technology capability and offers the smallest chip size of any comparable product together with ultra low cost.

•	CSR expects its combination Bluetooth and Audio Codec chip, MusiCore, to start generating limited revenue at the end of the second half of 2009 through 2010.

Non-Cellular segment. In the Non-Cellular segment, CSR expects the attach rate for Bluetooth to continue growing in 2009 in certain applications. CSR is working with its customers to integrate Bluetooth in a range of new consumer electronic devices. These include products such as Hi-Fi units, a wider range of games consoles and televisions where wider adoption is expected to occur. Offsetting the increase in the adoption of Bluetooth and other wireless technologies, however, is the impact of the global economic downturn, which has particularly affected the consumer-oriented markets into which CSR’s customers sell products. CSR expects the market for short-range wireless connectivity solutions in 2009 to contract compared with 2008.

The automotive market continues to provide growth opportunities as Bluetooth connectivity is incorporated into a growing range of newly built cars and attach rates continue to increase. While CSR expects global demand for cars to be impacted by the general economic slowdown, it believes a greater proportion of those cars built will include Bluetooth functionality, as manufacturers offer higher specification levels in order to make their products more attractive to consumers.

CSR has a significant presence in the gaming segment where low-latency is a key requirement from customers. CSR’s Fast Stream™ software ensures that the audio and video are synchronized to enhance the realism of the computer game and, therefore, the user enjoyment. CSR is seeing a trend in having multiple simultaneous uses for Bluetooth in gaming and the management expects consumers to see this in the market in 2009.

Personal navigation devices are an important market and CSR’s RoadTunes product benefits from having an easy to integrate reference design.

2008 was a challenging year in the personal computer sector and CSR suffered market share loss. CSR continues to develop products aimed at this market. CSR’s partnership with Intel has provided personal computers customers and equipment manufacturers with the ability to offer their customers a saving on battery life of 30 minutes. To ensure ease of integration, CSR has launched a new personal computer “Slim module” design with a new read only memory (or ROM) device that incorporates the CSR / Intel advanced power management functionality. CSR expects to ship devices with this functionality in 2009.

Quantitative and Qualitative Disclosures about Market Risk

CSR’s exposure to market risks relates to the risk that changes in market prices, including foreign currency exchange rates and interest rate risk, will affect its income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. CSR uses sensitivity analysis to measure its market risk exposures.

Foreign currency risk

Substantially all of CSR’s sales and costs of sales are denominated in U.S. dollars, which is its functional currency. A significant portion of CSR’s fixed costs are denominated in pounds sterling. This exposure to different currencies would result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material to CSR. Accordingly, CSR enters into hedging transactions pursuant to which it purchases pounds sterling under forward purchase contracts to cover the majority of its pound sterling exposure.

CSR does not use derivative financial instruments for speculative purposes. The use of financial derivatives is governed by CSR’s policies approved by CSR’s board of directors, which provides written principles on the use of financial derivatives. CSR’s policy is to hedge between 75% and 90% of forecast pound sterling-expenditure for the following 11 to 15 months.

The carrying amounts of CSR’s pound sterling denominated monetary assets and liabilities as of January 2, 2009 and December 28, 2007 are as follows:

	Liabilities		Assets
	January 2, 2009	December 28, 2007	January 2, 2009	December 28, 2007
	£ million		£ million
Pound sterling	(9.1)	(9.1)	3.8	7.7

The decrease in pound sterling-denominated assets between the years 2007 and 2008 was due to a reduction in the levels of cash balances in pounds sterling held by CSR as of January 2, 2009.

The following significant exchange rates applied during the period are as follows:

US dollars	Weighted average forward contract rate (contracts maturing in the period)		Period end spot rate
	January 2, 2009	December 28, 2007	January 2, 2009	December 28, 2007
Pound sterling	1.9830	1.8877	1.4521	1.9905

The weighted average forward contract rate represents forward foreign exchange contracts maturing during such period. The increase between 2007 and 2008 was due to a strengthening in the pound sterling to U.S. dollar exchange rate in the period when the forward contracts were placed.

Foreign currency sensitivity analysis

CSR believes that a 10% appreciation of the U.S. dollar against the pound sterling would have decreased equity and profit or increased loss after tax by the amounts shown in the table below as of January 2, 2009 and December 28, 2007. In the opinion of CSR, this decrease is a reasonably possible change given current market conditions. Although fluctuations in the U.S. dollar to pound sterling rate have been significantly greater than this percentage for the year ended January 2, 2009, CSR believes 10% is likely to be representative of future movements. This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for the year ended December 28, 2007.

January 2, 2009	Equity	Profit or loss
	$ million
GBP	(5.6)	(0.7)

December 28, 2007	Equity	Profit or loss
	$ million
GBP	(10.9)	(1.1)

A 10% depreciation of the U.S. dollar against the pound sterling would have had, in CSR’s opinion, the equal but opposite effect, on the basis that all the other variables remain constant.

A 30% appreciation of the U.S. dollar against the pound sterling as of January 2, 2009 would result in a $16.9 million decrease in equity and a $2.7 million increase in loss for the period. Although CSR believes that a 10% movement is the most representative movement in the U.S. dollar to pound sterling rate, but given market conditions, a 30% movement has been described to aid understanding of CSR’s market risk.

The movement in profit for the period is mainly attributable to CSR’s exposure to exchange movements in sterling denominated monetary assets and liabilities. The movement in equity is mainly as a result of the changes in fair value of forward foreign exchange contracts.

Forward foreign exchange contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

Cash flow hedges	Carrying Amount	Expected cash flows	3 months or less	3-6 months	6-12 months	More than one year
	$’000	$’000	$’000	$’000	$’000	$’000
January 2, 2009
Forward foreign exchange contracts $’000	(29,597)	120,979	31,602	30,752	53,319	5,306
Forward foreign exchange contracts £’000	—	63,500	16,000	16,000	28,000	3,500

December 28, 2007
Forward foreign exchange contracts $’000	(384)	178,628	35,853	35,636	71,568	35,571
Forward foreign exchange contracts £’000	—	90,090	18,090	18,000	36,000	18,000

CSR considers the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss.

Interest rate risk

CSR has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in 2008 was 4.67%, as compared to 5.16% in 2007.

Industry and Market Data

The industry and market data relating to CSR’s business included in this proxy statement/prospectus is based on CSR’s internal estimates and research, as well as publications, research, surveys and studies conducted by independent third parties not affiliated to CSR. Industry publications, studies and surveys generally state that they were prepared based on sources believed to be reliable, although there is no guarantee of accuracy. While CSR believes that each of these studies and publications is reliable, CSR has not independently verified the market and industry data provided by third-party sources. In addition, while CSR believes its internal research is reliable, such research has not been verified by any independent source. CSR notes that assumptions underlying industry and market data are subject to risks and uncertainties, including those discussed under “Cautionary Statement regarding Forward-Looking Statements” and “Risk Factors” of this proxy statement/prospectus.

MANAGEMENT OF CSR

Management

The current directors of CSR and their current functions are as follows:

Ron Mackintosh	Chairman
Joep van Beurden	Chief Executive Officer
Will Gardiner	Chief Financial Officer
James Collier	Chief Technical Officer
Christopher Ladas	Operations Director
Anthony Carlisle	Non-Executive Director and Senior Independent Director
Sergio Giacoletto	Independent Non-Executive Director
Andrew Allner	Independent Non-Executive Director

Brett Gladden is CSR’s Company Secretary.

The business address of each of the directors is Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ.

Upon completion of the merger, two of SiRF’s directors, Messrs. Banatao and Chadha, will be appointed to CSR’s board of directors, and the directors of CSR will be as follows:

Ron Mackintosh	Chairman
Joep van Beurden	Chief Executive Officer
Will Gardiner	Chief Financial Officer
James Collier	Chief Technical Officer
Christopher Ladas	Operations Director
Kanwar Chadha	Executive Director
Anthony Carlisle	Non-Executive Director and Senior Independent Director
Sergio Giacoletto	Independent Non-Executive Director
Andrew Allner	Independent Non-Executive Director
Diosdado Banatao	Independent Non-Executive Director

Profiles of the Directors

Ron Mackintosh

Ron Mackintosh (age 60), Chairman of CSR’s board of directors, joined CSR as a non-executive director in May 2004 and became Chairman effective May 2, 2007. Mr. Mackintosh is a non-executive director of software company Fidessa Group plc. He has held a number of senior executive positions in European technology companies. Between 1992 and 2000, Mr. Mackintosh was chief executive of Computer Sciences Corporation’s European business. He is also a former director of Gemplus SA, and the former chairman of each of Smartstream Technologies Ltd, Northgate Information Solutions plc and also of Differentis, a privately owned IT consultancy that he co-founded in July 2000. Mr. Mackintosh is Chairman of the Nomination Committee and a member of the Remuneration Committee.

Joep van Beurden

Joep van Beurden (age 49), Chief Executive Officer, joined CSR as Chief Executive Officer on November 1, 2007. He has over ten years of experience in managing technology companies in the US and Europe. For the three years prior to joining CSR, Mr. van Beurden was Chief Executive of NexWave Inc., a provider of embedded software solutions for the consumer electronics market based in France. Before joining NexWave, he held senior positions at Canesta Inc., a fabless semiconductor company, and Philips Components.

While at Philips, Mr. van Beurden was part of the executive team that established a successful consumer electronics joint venture with LGE. Prior to that, he worked for five years for management and strategy consultants McKinsey & Company. In January 2009, Mr. van Beurden was appointed a director of the Global Semiconductor Alliance, a not-for-profit organization supporting collaboration, supply chain integration and innovation in the global semiconductor industry. Mr. van Beurden has also worked as a crude oil trader for Royal Dutch Shell in Rotterdam and lectured in Physics and Electronics at the University of Zambia. He holds a Masters degree in Applied Physics from Twente University of Technology in Enschede, the Netherlands.

Will Gardiner

Will Gardiner (age 44), Chief Financial Officer, joined CSR as Chief Financial Officer in June 2008. Prior to joining CSR, Mr. Gardiner was Director, Finance Technology and Enterprise at BSkyB plc, responsible for a 100 person strong team that supported the technology platforms across BSkyB and its enterprise division. Before its acquisition by BSkyB in 2006, he had since 2001 been CFO of Easynet Group plc, a pan-European broadband telecoms company. Between 1991 and 2001, Mr. Gardiner held a number of senior roles within JPMorgan’s investment banking division, specializing in the telecoms and technology sectors. He has a BA from Harvard College and MA from Johns Hopkins University.

James Collier

James Collier (age 50), Chief Technical Officer, is a co-founder of CSR and has served as CSR’s Chief Technical Officer since its establishment in April 1999. Between 1984 and April 1999, Mr. Collier held a number of executive and technical positions at Cambridge Consultants Ltd, where he formed the microelectronics group in 1987. Before 1984, he held a number of executive and technical positions at Schlumberger. Mr. Collier has a degree in physics from the University of Oxford.

Christopher Ladas

Christopher Ladas (age 63), Operations Director, joined CSR’s board of directors on January 1, 2008, following almost eight years as the Senior Vice President of Operations. Between January 1996 and May 2000, Mr. Ladas served as the vice president of operations at Micro Linear Corporation. Prior to 1996, he held several managerial and technical positions at National Semiconductor, Fairchild, Harris, Sperry, Motorola and Signetics. Mr. Ladas holds a B.S. in chemistry from Arizona State University, US. He is also a member of the Institute of Electrical and Electronics Engineers and a member of the Europe, Middle East and Africa Leadership Council of the Global Semiconductor Alliance (formerly the Fabless Semiconductor Association).

Anthony Carlisle

Anthony Carlisle (age 62), Non-Executive Director and Senior Independent Director, joined CSR’s board of directors in July 2005. Mr. Carlisle is an executive director of Citigate Dewe Rogerson Consultancy, where he is responsible for strategic consultancy and client services. He has over 30 years experience in marketing and communications, advising major companies in the U.K. and internationally. Mr. Carlisle holds a BA in Economics and is a Fellow of the Institute of Public Relations. He is a member of the Audit, Remuneration and Nomination Committees.

Sergio Giacoletto

Sergio Giacoletto (age 59), Non-Executive Director, joined CSR’s board of directors on January 4, 2007. In December 2008, Mr. Giacoletto retired from Oracle Corporation, where he had been executive vice president of Oracle Corporation, Europe, Middle East and Africa and also a member of Oracle’s executive committee. Prior to joining Oracle in 1997, he was President, Value Added Services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles. Mr. Giacoletto has served on multiple company boards and IT industry associations. In February 2009, he was appointed a non-executive director of Logica plc. Mr. Giacoletto holds a Masters in Computer Science from the University of Turin. He is Chairman of the Remuneration Committee and is a member of the Audit and Nomination Committees.

Andrew Allner

Andrew Allner (age 55), Non-Executive Director, joined CSR’s board of directors on October 1, 2008. Between 2004 and 2007, Mr. Allner was Group Finance Director at RHM plc, prior to which he was CEO of Enodis PLC. Andrew has also served in senior executive positions with Dalgety PLC, Amersham International PLC and Guinness PLC. He is a former partner of Price Waterhouse. Mr. Allner is presently a non-executive director and chairman of the audit committee at Northgate plc, a non-executive director and chairman of the remuneration committee at Marshalls plc, and a non-executive director and the chairman of the audit committee of The Go-Ahead Group plc. He is a member of the Institute of Chartered Accountants in England and Wales. Mr. Allner is Chairman of the Audit Committee and is a member of the Remuneration and Nomination Committees.

Diosdado Banatao

Diosdado Banatao (age 62), proposed Non-Executive Director, has served as SiRF’s Executive Chairman and Interim Chief Executive Officer since April 2008 and as its Chairman since its inception. Mr. Banatao has served as a managing partner of Tallwood Venture Capital, a venture capital firm, since June 2000. From January 1998 to May 2000, Mr. Banatao served as a venture partner at Mayfield Fund, a venture capital firm. Mr. Banatao founded S3 Incorporated (which changed its name to SonicBlue Incorporated), a provider of consumer digital entertainment products, where he served as President and Chief Executive Officer from January 1989 until January 1992 and as Chairman from January 1992 to December 1997. Mr. Banatao also co-founded Chips & Technologies and Mostron. Mr. Banatao holds a B.S. in electrical engineering from the Mapua Institute of Technology and an M.S. in electrical engineering and computer science from Stanford University.

Kanwar Chadha

Kanwar Chadha (age 49), proposed Executive Director, one of SiRF’s founders, has served as its Vice President, Strategic Corporate Initiatives and Corporate Marketing since February 2009 and as one of its directors since its inception in February 1995. Mr. Chadha served as its Vice President, Marketing since SiRF’s inception in 1995 until February 2009. Prior to founding SiRF, Mr. Chadha served as Director of Strategic Marketing and as General Manager of the Multimedia Group at S3 from October 1992 to January 1995. From April 1992 to September 1992, Mr. Chadha was a management consultant with S3 and Arcus Technology, a data solutions company. From October 1989 to March 1992, Mr. Chadha served as Chairman of AQuest, Inc., a multimedia company. From October 1983 to September 1989, Mr. Chadha served in various marketing management positions, including Product Line Manager for Coprocessors and i860 RISC Processors at Intel Corporation. Mr. Chadha holds a B.S. in electrical engineering from the Indian Institute of Technology, New Delhi, an M.S. in Computer Information Systems from the University of Pennsylvania, and an M.B.A. from the Wharton School of Business at the University of Pennsylvania.

Directorships and Partnerships

Set out below is information about the current and past directorships and partnerships of CSR’s directors.

Name of CSR Director	Current directorships and partnerships	Previous directorships and partnerships
Ron Mackintosh	Fidessa Group plc

Differentis 2000 Limited

Smartstream Technologies Holdings Limited

Smartstream Trustees Limited

Mackron Limited

Northgate Information Solutions Holdings Limited

Smartstream Technologies Group plc

Gemplus SA

Joep van Beurden	None	NexWave Inc.

Will Gardiner	None

Easynet Telecommunications Limited

Easynet Group Limited

Easynet Limited

Ipsaris Company Limited

UK Online Limited

Pavilion Internet Limited

Whitfield Network Leasing Limited

BSkyB Telecommunications Limited

Easynet Ventures Limited †

Technocom Limited †

Easynet Group plc

James Collier	None	None

Christopher Ladas	None	None

Anthony Carlisle	None	Citigate Dewe Rogerson Consultancy IG Communications Group plc

Sergio Giacoletto	Logica plc	Oracle Corporation i-flex Solutions Limited

Andrew Allner	The Go-Ahead Group plc Northgate plc Marshalls plc

Premier Foods Group Services Limited

RHM Limited

RHM Group Holding Limited

Manor Bakeries Limited

Avana Bakeries Limited

British Bakeries Limited

Centura Foods Limited

Charnwood Foods Limited

J.A. Sharwood & Co., Limited

Keystone Distribution UK Limited

Le Pain Croustillant Limited

London Superstores Limited

McDougalls Foods Limited

Premier Foods Group Limited

R.F. Brookes Limited

Rank Hovis Limited

RGB Coffee Limited

Name of CSR Director	Current directorships and partnerships	Previous directorships and partnerships

RHM Food Solutions Limited

RHM Foodbrands + Limited

RHM Foodservice Limited

RHM Frozen Foods Limited

RHM Group Three Limited

RHM Group Trustee Limited

RHM Group Two Limited

RHM Technology Limited

Robertson’s—Ledbury Preserves Limited

Keystone Distribution Properties Limited

RHM Property Company (AYR) Limited

RHM Property Company (Cambridge) Limited

RHM Property Holding Company Limited

RHM Overseas Limited

RHM Group Holdings Limited

RHM Pension Services Limited

Moss Bros Group plc

Marshalls Group plc

Diosdado Banatao (proposed director)	SiRF Technology Holdings, Inc. Tallwood Venture Capital InPhi Corporation Quintic Corporation Sequoia Communications Alphion Corporation Redfern Integrated Optics T-RAM Semiconductor

Mayfield Fund

Chips & Technologies

Mostron

Marvell Technology Group

Acclaim Communications (acquired by Level One)

Newport Communications, (acquired by Broadcom)

Cyras Systems (acquired by Ciena)

Stream Machine (acquired by Cirrus Logic)

Peleton

Kanwar Chadha (proposed director)	SiRF Technology Holdings, Inc.	None

*	In liquidation (voluntary and solvent).

†	Company dissolved by way of voluntary and solvent liquidation.

Compensation of CSR’s Management

The aggregate compensation details of the directors, who are the key management personnel of the CSR, for the years ended January 2, 2009 and December 28, 2007, are set out below:

	January 2, 2009	December 28, 2007
	$
Emoluments	3,444,270	4,266,138
Gains on exercise of share options	26,000	935,966
Money purchase pension contributions	240,810	166,208
Total	3,711,080	5,368,212

An analysis of the directors’ compensation relating to their salary and fees, bonus, pension and other benefits (other than share options) for the years ended December 28, 2007 and January 2, 2009 is shown below:

	Fees/ basic salary	Benefits- in-kind	Annual bonuses	Other emoluments (5)	Emoluments in respect of a person accepting office as a director	January 2, 2009 total	December 28, 2007 total
	$	$	$		$	$	$
Executive
James Collier	528,482	1,805	—	—	—	530,287	540,769
Glen Collinson (1)	—	—	—	—	—	—	185,555
Paul Goodridge (2)	99,532	13,463	—	—	—	112,995	485,774
John Scarisbrick (3)	—	—	—	—	—	—	1,959,766
Joep van Beurden (4)	593,580	21,504	—	—	—	615,084	541,596
Christopher Ladas (5)	300,000	30,706	—	470,495	—	801,201	—
Will Gardiner	334,916	1,055	83,852	—	339,426	759,249	—

Non-Executive
John Whybrow (1)	—	—	—	—	—	—	87,637
David Tucker (6)	102,733	—	—	—	—	102,733	90,740
Ron Mackintosh	329,775	—	—	—	—	329,775	229,671
Anthony Carlisle	80,572	—	—	—	—	80,572	71,014
Sergio Giacoletto	91,586	—	—	—	—	91,586	73,616
Andrew Allner	20,788	—	—	—	—	20,788	—
Total	2,481,964	68,533	83,852	470,495	339,426	3,444,270	4,266,138

The salary for Mr. Ladas and the fees of Mr. Giacoletto were paid in U.S. dollars. In 2007, the salary for Mr. Scarisbrick was paid partly in U.S. dollars and partly in pounds sterling. The salary and fees for other directors were paid in pounds sterling but, denominated in U.S. dollars for reporting purposes, consistent with the accounting policies of CSR.

(1)	Resigned May 2, 2007.

(2)	Resigned February 29, 2008 (remained employed until May 31, 2008).

(3)

Stood down November 1, 2007 as CEO, remained employed to December 31, 2007. The fees for Mr. Scarisbrick shown above are for the period to December 28, 2007, which were paid partly in U.S. dollars and partly in pounds sterling.

(4)	Mr. van Beurden received a bonus of £150,000 in February 2009; which was disclosed in 2007 as part of his emoluments in respect of a person accepting office as a director.

(5)	Other emoluments include taxable benefits in respect of Mr. Ladas’ temporary U.K. residence and travel to the U.K.

(6)	Stood down as a non-executive director at CSR’s annual general meeting on May 27, 2009.

Compensation of the Executive Directors

Basic salary

An executive director’s basic salary is considered by the remuneration committee on appointment and then reviewed prior to the beginning of each year and when an individual changes position or responsibility. When making a determination as to the appropriate remuneration, the remuneration committee considers remuneration practices within CSR and where considered relevant, conducts objective research on companies within CSR’s U.K. listed peers of a similar size with an international focus, reflecting that CSR is competing in a global market. The target salary is at mid-market (noting that after promotion or appointment to CSR’s board of directors it may take several years to meet this policy), with the opportunity to go above this level, subject to sustained individual performance.

Benefits-in-kind

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses. During 2008, Mr. Ladas, who lives in the United States, was provided with support towards the cost of a U.K. temporary residence reflecting his frequent travel and stays in the U.K. as part of the performance of his role. Mr. Ladas also receives separate U.S.-based dental plan insurance.

Cash bonus plan

The remuneration committee is responsible for determining on what basis to incentivize employees, including executive directors, through a cash bonus plan. The remuneration committee establishes against defined targets the minimum threshold at which a bonus is payable and the maximum potential award.

For the cash bonus plan applicable to executive directors in 2008, the targets were set after considering CSR’s budgeted operating profit and market expectations. The budget was agreed based upon objectives that were considered appropriate and stretching against the background of an underlying operating profit for the year ended December 2007 of $172 million. The maximum potential bonus payable for the 53 weeks ended January 2, 2009 to all executive directors was 100% of salary.

Based on the performance targets set at the beginning of 2008, no performance related bonus was paid to a director for the year to January 2, 2009.

The bonuses paid to the directors for the 53 weeks ended January 2, 2009 are as follows:

Joep van Beurden (1)	£150,000
James Collier	£—
Will Gardiner (1)	£42,292
Christopher Ladas	£—

(1)	The guaranteed bonuses paid to Mr. van Beurden and Mr. Gardiner reflect the terms agreed at the time of their recruitment in respect of the financial year 2008.

Share option plans

CSR has four share option plans, two of which were established prior to the CSR’s flotation, i.e. the Founders Share Option Plan and the Global Share Option Plan. Whilst not all awards under these two plans have been exercised, the plans are closed for the purpose of any new awards, and neither plan was used during 2008 for grants to executive directors. The Founders Share Option Plan has been superseded by the Global Share Option Plan. There are, however, still some remaining awards under the Founders Share Option Plan that are exercisable up to September 1, 2009.

Under the CSR plc Share Option Plan, or CSOP, established in 2004, awards are made to executive directors and other employees at the discretion of the remuneration committee. The awards, including these made in 2008, are subject to a three-year retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period. CSR’s policy is to grant options to executive directors up to a maximum of 200% of salary, taking into account individual performance. The remuneration committee also has the discretion to grant awards at a higher proportion of basic salary, which, in exceptional circumstances only, such as recruitment of a new executive or key employee, could be up to 400% of basic salary.

CSR also operates an HM Revenue and Customs approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value. Executive directors and employees are eligible to participate in the SAYE Share Option Scheme.

Details of the options exercised by directors during their period of appointment in 2008, and details of the gains arising on the exercise of options in the 53 week period to January 2, 2009 and the prior year are shown below:

Name of director	Grant description	Date of exercise	Number exercised	Cost per share in £	Market value per share in £	Gains on exercise in 2008 $ (1)	Gains on exercise 2007 in $	Expiration date
Christopher Ladas	Performance award	December 4, 2008	11,234	0.001	1.565	26,000	—
James Collier	SAYE	June 5, 2007	5,013	1.880	7.706	—	58,236
Paul Goodridge (2)	SAYE	June 26, 2007	5,013	1.880	7.603	—	57,359

(1)

The U.S. dollar gain represents the number of options exercised multiplied by the market value per share shown in pounds sterling and translated at the U.S. dollar / pound sterling exchange rate prevailing on the date of exercise.

(2)	Resigned February 29, 2008.

Details of options as of January 2, 2009, for directors who served during 2008 or were appointed in 2008 are as follows:

Director	Share scheme/plan	Exercisable up to (may be earlier, dependent on date of grant)	Exercise price in £ (dependent on date of grant)	Aggregate no. of ordinary shares
James Collier	Global	May 10, 2010	0.503	120,000
	CSOP	February 26, 2014	2.000	75,000
	CSOP	May 5, 2015	3.210	62,350
	Performance award	May 5, 2015	0.001	16,940
	CSOP	March 1, 2016	9.990	24,525
	Performance award	March 1, 2016	0.001	18,393
	Performance award	February 28, 2017	0.001	25,122
	CSOP	February 28, 2017	7.680	33,496
	CSOP	March 5, 2018	3.160	87,025
	Performance award	March 5, 2018	0.001	65,720
	SAYE	September 28, 2011	2.528	3,797

Paul Goodridge (1)	Global	August 31, 2008	2.385	240
	Global	August 31, 2008	1.010	37,500
	Global	August 31, 2008	1.010	44,820
	Global	August 31, 2008	1.025	36,000
	CSOP	November 30, 2008	2.350	12,765
	CSOP	November 30, 2008	2.000	54.235
	CSOP	November 30, 2008	3.210	56,100
	Performance award	November 30, 2008	0.001	15,278

Joep van Beurden	CSOP	November 14, 2017	6.445	186,190
	Performance award	November 14, 2017	0.001	93,603
	Recruitment award	December 14, 2010	0.001	25,000
	CSOP	March 5, 2018	3.160	94,936
	Performance award	March 5, 2018	0.001	71,694
	SAYE	September 28, 2011	2.528	3,797
	Performance award	June 11, 2018	0.001	23,250
	CSOP	June 11, 2018	3.110	96,463

Christopher Ladas	Global	May 15, 2010	0.503	48,751
	CSOP	February 26, 2014	2.000	67,000
	CSOP	May 5, 2015	3.210	20,600
	CSOP	May 25, 2016	12.410	11,000
	Performance award	May 25, 2016	0.001	6,000
	Performance award	June 5, 2017	0.001	9,132
	CSOP	June 5, 2017	7.860	18,264
	CSOP	March 5, 2018	3.160	47,798
	Performance award	March 5, 2018	0.001	36,096

Will Gardiner	CSOP	June 11, 2018	3.110	279,742
	Performance award	June 11, 2018	0.001	179,800
	Performance award	July 11, 2011	0.001	20,000

(1)	Resigned February 29, 2008.

Performance share awards

The CSR Share Award Plan was introduced in 2005, under which awards are made to executive directors and other employees at the discretion of the remuneration committee.

For grants made in 2008 under the CSR Share Award Plan, vesting of the share awards made to executive directors and senior management have been subject to performance targets linked to CSR’s growth in total shareholder return, over a fixed three-year period against a predetermined comparative group of listed companies with an additional requirement that CSR should have achieved a sustained improvement in underlying financial performance over the same three-year period. Grants of share awards below this level (which have been small in value) have been subject only to employment at the end of the retention period.

The table above also summarizes the awards granted in 2008 under the CSR Share Award Plan, and the total awards held by each executive director as of January 2, 2009 or at the termination of office.

Pensions

Other than basic salary, no element of the directors’ remuneration is pensionable.

Contributions paid or accrued by CSR in respect of the directors during CSR’s last financial year were as follows:

	2008	2007
	$
James Collier	76,176	68,284
Glen Collinson	—	22,859
Paul Goodridge	10,645	61,317
Joep van Beurden	83,101	13,748
Will Gardiner	46,888	—
Christopher Ladas	24,000	—
Total	240,810	166,208

Compensation of Non-Executive Directors

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by CSR’s board of directors within the limits set by the articles of association and based on independent surveys of fees paid to non-executive directors of similar companies. The fees for non-executive directors are considered annually.

In April 2008, CSR’s board of directors reviewed the fees payable to non-executive directors and concluded that the basic fee for a non-executive director should be increased from £38,160 to £42,000. The fee for Mr. Tucker, who during 2008 was both chairman of the audit committee and senior independent director, was increased from £48,760 to £53,500. The fee paid to Mr. Giacoletto, who acts as chairman of the remuneration committee, was increased from £43,460 to £47,700. The fee paid to Mr. Mackintosh as chairman of the board was increased from £160,000 to £170,000. Each of the increases in fees took effect from May 1, 2008.

Non-executive directors do not receive any bonus, do not participate in awards under CSR’s share schemes and are not eligible to join CSR’s pension scheme.

In May 2009, CSR’s board of directors reviewed the fees payable to non-executive directors and concluded that they should remain unchanged.

SiRF Compensation of the Proposed Directors

The aggregate compensation details of Messrs. Banatao and Chadha, in their respective roles as Executive Chairman and Interim Chief Executive Officer and Director and Vice President of Strategic Corporate Initiatives, Corporate Marketing, Director, Founder and Secretary of SiRF, for SiRF’s last financial year, are set out below:

2008
Emoluments	$280,127
Gains on exercise of share options	—
Money purchase pension contributions	—

Total	$280,127

An analysis of Messrs. Banatao and Chadha’s compensation relating to their salary and fees, bonus, pension and other benefits (other than share options), in their respective roles as Executive Chairman and Interim Chief Executive Officer and Vice President of Strategic Corporate Initiatives, Corporate Marketing, Director, Founder and Secretary of SiRF, for SiRF’s last financial year is shown below:

	Fees/ basic salary	Benefits- in-kind	Bonuses	Other emoluments	2008 total
Diosdado Banatao	$9,750	—	—	—	$9,750
Kanwar Chadha	$250,000	$19,777	$600	—	$270,377

Details of the SiRF options exercised by Messrs. Banatao and Chadha during SiRF’s last financial year, and details of any gains arising on the exercise of SiRF options during such period, is shown below:

Name of director	Grant description	Date of exercise	Number exercised	Cost per share	Market value per share	2008 Gains on exercise
Diosdado Banatao	—	—	N/A	—	—	—
Kanwar Chadha	—	—	N/A	—	—	—

Details of SiRF options held by Messrs. Banatao and Chadha as of January 2, 2009, are as follows:

Director	Plan	Exercisable up to (may be earlier, dependent on date of grant)	Exercise price (dependent on date of grant)	Aggregate no. of shares
Diosdado Banatao	2004 Stock Incentive Plan	7/20/2014	$13.07	15,625
	2004 Stock Incentive Plan	5/18/2015	$13.60	10,563
	2004 Stock Incentive Plan	5/4/2016	$36.22	18,000
	2004 Stock Incentive Plan	5/3/2017	$24.35	18,000

Kanwar Chadha	1995 Stock Incentive Plan	4/10/2010	$2.00	290,000
	1995 Stock Incentive Plan	7/27/2009	$1.80	28,472
	1995 Stock Incentive Plan	12/17/2011	$4.00	3,000
	1995 Stock Incentive Plan	12/17/2011	$4.00	74,791
	1995 Stock Incentive Plan	7/27/2009	$1.80	44,445
	1995 Stock Incentive Plan	11/26/2013	$4.00	12,604
	1995 Stock Incentive Plan	11/26/2013	$4.00	37,396
	2004 Stock Incentive Plan	12/14/2014	$12.51	16,302
	2004 Stock Incentive Plan	12/14/2014	$12.51	7,993
	2004 Stock Incentive Plan	12/14/2014	$12.51	52,007
	2004 Stock Incentive Plan	12/14/2014	$12.51	7,993
	2004 Stock Incentive Plan	12/14/2014	$12.51	52,007
	2004 Stock Incentive Plan	4/24/2013	$25.16	16,000
	2004 Stock Incentive Plan	4/29/2014	$5.62	50,000

Details of SiRF restricted stock units held by Messrs. Banatao and Chadha as of January 2, 2009, are as follows:

Director	Plan	Releasable up to (may be earlier, dependent on date of grant)	Aggregate no. of shares

Diosdado Banatao	—	—	N/A
Kanwar Chadha	2004 Stock Incentive Plan	5/1/2009	16,000
	2004 Stock Incentive Plan	4/29/2010	50,000

Equity Compensation

SiRF’s compensation committee administers its 2004 Stock Incentive Plan for executive officers, employees, consultants and outside directors, under which it grants equity awards, including options to purchase SiRF common stock with an exercise price equal to the fair market value of a share of the common stock on the date of grant, restricted stock and performance share awards.

SiRF generally grants equity awards to its executive officers and other employees once per year. At its discretion, from time to time SiRF’s compensation committee may also grant options based on individual achievements and the completion of corporate objectives. These equity awards are made at a meeting of SiRF’s compensation committee or its Board of Directors on or before the grant date with the grant date being the third trading day after the first quarter earnings release. In the event SiRF’s trading window does not open following the first quarter earnings release, a majority of the independent members of SiRF’s Board of Directors will determine if and when to grant these annual equity awards.

In addition, SiRF’s employees generally are able to participate in its 2004 Employee Stock Purchase Plan. Under the 2004 Employee Stock Purchase Plan, each employee may contribute up to 15% of their annual salary to purchase a maximum of 1,000 shares of SiRF common stock in a six-month period at a price equal to 85% of the lower of the fair market value of the stock on the first trading day of the offering period or the fair market value on the purchase date. The number of shares that may be purchased by each participant is also limited by applicable tax laws.

At CSR’s extraordinary general meeting scheduled for June 25, 2009, CSR shareholders will be asked to approve a new employee stock purchase plan to allow the continuation of SiRF’s current employee purchase arrangements.

Neither of Messrs. Banatao and Chadha participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by SiRF.

Neither of Messrs. Banatao and Chadha participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by SiRF.

MATERIAL RELATIONSHIPS AND RELATED TRANSACTIONS IN RELATION TO CSR

During 2007, CSR made an escrow payment of $11,158 to John Scarisbrick, a director of CSR, in relation to the acquisition of UbiNetics (VPT) Limited in 2005.

On January 12, 2007, CSR paid John Scarisbrick $49,477 for 2,388,188 E shares in Cambridge Positioning Systems Limited as part of the acquisition of Cambridge Positioning Systems Limited.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF CSR

Security Ownership of Certain Holders

As of May 22, 2009 and as expected to be held immediately following completion of the merger (assuming that 47,357,597 CSR ordinary shares are issued to SiRF stockholders in connection with the merger), the name of each person (other than any director) who, directly or indirectly, beneficially holds 5% or more of CSR ordinary shares, and the amount of such person’s interest as disclosed to CSR, is/would be as follows:

Name of beneficial owner	Number of ordinary shares as of May 22, 2009	Percentage ownership as of May 22, 2009	Percentage ownership giving effect to the merger
Schroders Plc and its subsidiaries	20,577,195	15.41%	11.38%
The BlackRock Group	13,522,796	10.13%	7.48%
Fidelity	13,070,227	9.79%	7.23%
Aberforth Partners LLP	9,677,710	7.25%	5.35%
Legal & General Group plc and affiliates	6,894,514	5.16%	3.81%
Total	56,847,928	42.58%	31.43%

None of the holders of CSR ordinary shares has voting rights that differ from those of other shareholders.

As at May 22, 2009 (being the latest practicable date before printing of this proxy statement/prospectus), CSR is not aware of any other person holding, directly or indirectly, 5% or more of CSR ordinary shares.

As of May 22, 2009, based on shareholders of record on CSR’s register there were 133,508,031 CSR ordinary shares outstanding, 28,680 of which CSR estimates were held of record by shareholders resident in the United States, representing 0.02% of CSR’s outstanding share capital. CSR estimates that, after giving effect to the merger, not more than 50% of the total outstanding share capital of the combined company will be held by shareholders resident in the United States. This estimate is based on the fact that, as of May 22, 2009, there were 63,809,335 shares of SiRF common stock outstanding, all of which are assumed, for purposes of this estimate, to be held by U.S. residents.

Security Ownership of Management

As at May 22, 2009 (being the latest practicable date prior to publication of this proxy statement/prospectus), CSR is not aware of any person who, following the merger, directly or indirectly, jointly or severally, will exercise or could exercise control over CSR.

The following table has been prepared on the basis of the information available as of May 22, 2009 (excludes shares underlying unexercised options (described below)).

	Ordinary Shares as of May 22, 2009		Percentage of issued share capital of CSR giving effect to the merger *
Director	Number of Shares	Percentage of issued share capital of CSR #
Ron Mackintosh	125,000	0.1%	0.1%
Joep van Beurden	—	0.0%	0.0%
Will Gardiner	—	0.0%	0.0%
James Collier	1,396,913	1.0%	0.8%
Christopher Ladas	86,234	0.1%	0.0%
David Tucker (1)	120,000	0.1%	0.1%
Anthony Carlisle	4,000	0.0%	0.0%
Sergio Giacoletto	5,000	0.0%	0.0%
Andrew Allner	—	0.0%	0.0%
Diosdado Banatao (proposed director)†	—	0.0%	0.0%
Kanwar Chadha (proposed director)†	—	0.0%	0.0%
Total	1,712,147	1.3%	1.0%

†	Does not include shares issuable in connection with the merger upon exchange of their shares of SiRF common stock.
(1)	Stood down as a non-executive director at CSR’s annual general meeting on May 27, 2009.

#	The percentage interests of issued ordinary share capital in CSR have been calculated on the assumption that no additional CSR ordinary shares are issued by CSR pursuant to any of the CSR share schemes.

*	This assumes that 47,357,597 CSR ordinary shares are issued to SiRF stockholders in connection with the merger.

Share Options

As of May 22, 2009 (being the latest practicable date prior to the publication of this proxy statement/prospectus), the following directors held options under CSR’s equity incentive plans to subscribe for CSR ordinary shares:

Optionholder	Share plan/scheme	Exercisable up to (may be earlier, dependent on date of grant)	Exercise price (in £)	Aggregate no. of ordinary shares
James Collier	Global	May 10, 2010	0.503	120,000
	CSOP	February 26, 2014	2.000	75,000
	CSOP	May 5, 2015	3.210	62,350
	Performance award	May 5, 2015	0.001	16,940
	Performance award	February 28, 2017	0.001	25,122
	CSOP	February 28, 2017	7.680	33,496
	CSOP	March 5, 2018	3.160	87,025
	Performance award	March 5, 2018	0.001	65,720
	SAYE	September 28, 2011	2.528	3,797
	CSOP	March 12, 2019	2.0825	132,052
	Performance award	March 12, 2019	0.001	103,643

Joep van Beurden	CSOP	November 14, 2017	6.445	186,190
	Performance award	November 14, 2017	0.001	93,603
	Recruitment award	December 14, 2010	0.001	25,000
	CSOP	March 5, 2018	3.160	94,936
	Performance award	March 5, 2018	0.001	71,694
	Performance award	June 11, 2018	0.001	23,250
	CSOP	June 11, 2018	3.110	96,463
	CSOP	March 12, 2019	2.0825	144,057
	Performance award	March 12, 2019	0.001	113,065
	SAYE	September 16, 2012	1.652	5,538

Christopher Ladas	Global	May 15, 2010	0.503	48,751
	CSOP	February 26, 2014	2.000	67,000
	CSOP	May 5, 2015	3.210	20,600
	Performance award	June 5, 2017	0.001	9,132
	CSOP	June 5, 2017	7.860	18,264
	CSOP	March 5, 2018	3.160	47,798
	Performance award	March 5, 2018	0.001	36,096
	CSOP	March 12, 2019	2.0825	104,072
	Performance award	March 12, 2019	0.001	81,682

Will Gardiner	CSOP	June 11, 2018	3.110	279,742
	Performance award	June 11, 2018	0.001	179,800
	Performance award	July 11, 2011	0.001	20,000
	CSOP	March 12, 2019	2.0825	139,255
	Performance award	March 12, 2019	0.001	109,296
	SAYE	September 16, 2012	1.652	5,538

DESCRIPTION OF THE MERGER SUBSIDIARY

Shannon Acquisition Sub, Inc. was formed on behalf and at the direction of CSR. It was incorporated in the State of Delaware on February 9, 2009 solely to participate in the merger and has never conducted any other business.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND SUPPLEMENTARY

FINANCIAL DATA OF SiRF

The following selected consolidated financial data should be read in conjunction with “Index to Consolidated Financial Statements of SiRF” beginning on page F-54 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SiRF” beginning on page 184 of this proxy statement/prospectus.

The consolidated statement of operations data for the quarterly periods ended March 28, 2009 and March 31, 2008, and for each of the years ended December 27, 2008, December 31, 2007 and December 31, 2006 and the consolidated balance sheet data as of December 27, 2008 and December 31, 2007 are derived from SiRF’s audited consolidated financial statements included in “Selected Historical Consolidated Financial and Supplementary Financial Data of SiRF” of this proxy statement/prospectus, which were audited by Ernst & Young LLP. The consolidated statement of operations data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from SiRF’s audited consolidated financial statements not included in this proxy statement/prospectus, which were audited by Ernst & Young LLP. The consolidated statements of operations data and the consolidated balance sheet data for the quarterly periods ended March 28, 2009 and March 31, 2008, are derived from SiRF’s unaudited consolidated financial statements included in SiRF’s quarterly report on Form 10-Q for the quarterly period ended March 28, 2009, filed with the SEC on May 5, 2009 and attached to this proxy statement/prospectus as Appendix A. The results of SiRF’s acquired companies have been included in its consolidated financial statements since their respective acquisition dates. Historical results are not necessarily indicative of the results to be expected in the future.

For a more detailed discussion of SiRF’s consolidated statements of operations data and the consolidated balance sheet data for the quarterly periods ended March 28, 2009 and March 31, 2008, see Appendix A, which includes financial information filed by SiRF with the SEC in its quarterly report on Form 10-Q for the quarterly period ended March 28, 2009.

	Quarterly Period Ended		Year Ended
	March 28, 2009	March 31, 2008	December 27, 2008		December 31, 2007		December 31, 2006	December 31, 2005	December 31, 2004
	(U.S.$ in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net revenue	34,248	61,976	232,452		329,380		247,680	165,070	117,368
Gross profit	13,752	26,371	84,458		167,614		135,743	89,767	64,985
Net income (loss)	(16,938)	(28,085)	(398,973)		(10,397)		2,400	30,040	30,723
Deemed dividend to preferred stockholders	—	—	—		—		—	—	—
Net income (loss) applicable to common stockholders	(16,938)	(28,085)	(398,973)		(10,397)		2,400	30,040	30,723
Net income (loss) per share:
Basic	(0.27)	(0.47)	(6.47)		(0.19)		0.05	0.62	0.90
Diluted	(0.27)	(0.47)	(6.47	) (1)	(0.19	) (1)	0.04	0.56	0.64

	Quarterly Period Ended		Year Ended
	March 28, 2009	March 31, 2008	December 27, 2008	December 31, 2007		December 31, 2006	December 31, 2005	December 31, 2004
	(U.S.$ in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	75,578	108,915	85,840	100,963		133,817	83,882	86,462
Total assets	183,492	538,017	195,349	563,741		366,663	285,815	228,457
Long-term obligations, less current portion	1,935	1,506	1,695	1,421		509	439	1,771
Convertible preferred stock	—	—	—	—		—	—	—
Total stockholders’ equity	145,034	490,367	155,020	509,412	(2)	327,343	262,836	211,807

(1)

The diluted net loss per share computation for the years ended December 27, 2008 and December 31, 2007 excludes potentially dilutive repurchaseable common stock, stock options, warrants, restricted stock units and employee stock purchase plan shares as their effect would have been antidilutive. See Note 3 of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for a detailed explanation of the determination of shares used in computing basic and diluted net income (loss) per share.

(2)

On January 1, 2007, SiRF adopted Emerging Issues Task Force, or EITF, No. 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 and Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. The impact of changes in accrued payroll and related benefits, long-term deferred and other tax liabilities, and long-term obligations resulting from adoption of these new accounting pronouncements were recorded as cumulative effect adjustments to the opening balance of accumulated deficit in the December 31, 2007 consolidated balance sheet.

DESCRIPTION OF SiRF

Business

Overview

SiRF is a leading supplier of Global Positioning System, or GPS, based location technology solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial applications. Location awareness capabilities allow a user to determine and use location information to gain access to applications and services, such as navigation or roadside assistance, and may be combined with wireless connectivity to enable a range of tracking and location applications, such as child and asset locators. SiRF’s products use GPS, which is a system of satellites designed to provide longitude, latitude and time information to GPS-enabled devices virtually anywhere in the world. SiRF offers a broad range of GPS chip sets, standalone and System on Chip, or SoC, chip sets and premium software products for high-volume GPS markets. SiRF’s chip set product lines typically consist of two integrated circuits, a radio frequency, or RF, integrated circuit and a digital signal processing circuit, and standard embedded GPS software. The radio frequency integrated circuit is an analog semiconductor that detects and processes radio frequency signals from GPS satellites. The digital signal processing circuit is a semiconductor that helps process those signals to create data. The standard embedded GPS software searches satellite signals and uses satellite data to calculate location. In some of SiRF’s products these integrated circuits are combined into a single package and, in others, into a single die. SiRF’s SoC product line is designed to expand the function of the digital integrated circuit beyond GPS signal processing to perform additional host processing functions required by the device. In addition to chip sets and standard embedded software, SiRF also provides premium software products, which are designed for specific customer platforms, such as mobile phones, consumer devices and automotive applications. SiRF markets and sells its products in four major markets: wireless handheld devices such as mobile phones; automotive electronic systems, including navigation and telematics systems; consumer electronics products such as recreational GPS handhelds, mobile gaming machines, digital cameras and wearable devices; and mobile computing systems, including personal digital assistants, notebook computers, universal mobile personal computers and mobile internet devices.

SiRF is the holding company for SiRF Technology, Inc., or SiRF Technology, which develops and markets semiconductor products designed to enable location awareness in high-volume mobile consumer devices and commercial applications. SiRF Technology was incorporated in the state of California in February 1995 and reincorporated in the state of Delaware in September 2000. SiRF was incorporated in the state of Delaware in June 2001 when all of SiRF Technology’s capital was exchanged for SiRF capital.

Material Acquisitions and Divestiture

In expanding SiRF’s product lines, it acquired Kisel Microelectronics, AB, a privately held limited liability company based in Stockholm, Sweden, or Kisel, in April 2005 and Centrality Communications, Inc., a privately-held company based in Redwood City, California, or Centrality, in August 2007. Kisel, a company specializing in complex integrated transceiver designs, complements SiRF’s existing RF engineering group as the design of RF transceivers is a critical core technology and is an essential element in complex multi-radio system solutions. The acquisition of Centrality, a developer of navigation processor solutions for portable navigation devices, was intended to enable SiRF to deliver end-to-end, multifunction location platforms employing SoC technology to location-enable a range of devices and services. The acquisition was intended to further expand SiRF’s engineering capabilities to deliver cost-effective products that address the needs of emerging convergence mobile devices in the portable navigation, automotive, and consumer markets. On November 24, 2008, SiRF entered into a share purchase agreement whereby it sold 85% of its holdings in Kisel to certain former Kisel employees, for an aggregate of $1.0 million in cash and $2.2 million in promissory notes.

In June 2005, SiRF acquired the GPS chip set product line of Motorola, Inc., a Delaware corporation, or Motorola. The acquisition of Motorola’s GPS chip set product line provided broader product offerings and better overall support infrastructure to serve Motorola and SiRF’s other customers worldwide, through the acquisition of a team with a critical mass of GPS expertise, product lines that complement SiRF’s existing products and a strong customer base.

Agreement and Plan of Merger with CSR

On February 9, 2009, SiRF entered into the merger agreement with CSR and Shannon. Pursuant to the merger agreement and subject to the conditions set forth therein, Shannon will merge with and into SiRF with SiRF surviving as a wholly-owned subsidiary of CSR, or the merger. Under the terms of the merger agreement, SiRF’s stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock they own (subject to anti-dilution adjustments). For additional information regarding the merger agreement and the terms and conditions of the merger, see the section entitled “The Merger.”

Products

SiRF offers a broad range of GPS chip set and premium software products for high-volume GPS markets. Since 1996, SiRF has introduced the following generations of product architecture: SiRFstarI, with a focus on automotive applications in 1996; SiRFstarII in both intellectual property, or IP, core and chip set forms in 1999; and SiRFstarIII, SiRF’s third generation GPS architecture which may include embedded SiRFLoc client premium software, both in a chip set and IP core form in 2004. In 2007, with the acquisition of Centrality, SiRF added navigation processor SoC products, SiRFatlas and SiRFtitan. In 2008, SiRF introduced several new products based on the SiRFstarIII product architecture, as well as SiRFatlasIII. Also in 2008, SiRF introduced the SiRFprima architecture, with flagship performance on a multifunction SoC platform: location, 3-D graphics, multimedia and application processors.

The following table summarizes SiRF’s current products and related features:

Architecture	Product		Description
SiRFstarII	GSC2x	•	Combines radio frequency integrated circuit and a digital signal processing circuit in a single package
SiRFstarIII	GSC3/LP	•	Combines radio frequency integrated circuit and a digital signal processing circuit in a single 7 mm x 10 mm package
	GSC3/LPx	•	An updated version of the 3/LP that is lower power and more RF flexible for multi-radio products
	GSC3/LPa	•	An optimized version of the 3/LP for automotive functionality and packaging requirements
	GSC3LT	•	SiRF’s most power-efficient and the smallest version of SiRF’s flagship SiRFstarIII architecture, ideal for a wide range of GPS enabled consumer mobile devices
	GSD3tw	•	Single die, smallest footprint and highest performance implementation of SiRFstarIII architecture. Multimode satellite signal processor utilizes host processor for low cost, low power system implementation targeting wireless applications
SiRFInstant	GSCi-2000	•	Used in telematics applications
	GSCi-4x00	•	Instant GPS, used in cellular handsets and public safety two-way radios
	GSCi-5000	•	SiRF’s extremely small multimode A-GPS chip, which is optimized to address the space and cost constraints of cellular handsets
SiRFtitan	SiRFtitan	•	Powerful GPS and multifunction processor designed for performance navigation
SiRFatlas	SiRFatlas	•	GPS and multifunction processor optimized for most cost-sensitive entry/value navigation
	SiRFatlasIII	•	The most cost effective navigation processor for entry level portable navigation devices
SiRFprima	SiRFprima	•	The next generation of navigation processor platform: fluid navigation experience with 3D graphics and high resolution multimedia encode and decode

During 2008, SiRF launched its SiRFprimaTM multifunction platform. Additionally, SiRF began shipping the GSC3e/LPx and GSC3f/LPx, the latest versions of the SiRFstarIII™. In 2009, SiRF expects significant revenue contribution from the SiRFatlas and SiRFstarIII product architectures. Sales of SiRFatlas and SiRFstarIII product architectures represented 10% or more of SiRF’s net revenue in 2008. Sales of SiRF’s chip sets represented 96%, 98% and 97% of its net revenue in 2008, 2007 and 2006, respectively.

In addition to chip sets and standard embedded software, SiRF also provides premium software products which are designed for specific customer platforms, such as mobile phones, consumer devices and automotive. The following table summarizes the features of SiRF’s premium software products:

Premium Software		Description
SiRFLoc	•	Client and server software for wireless devices that provides enhanced location information using the capabilities of the wireless networks, as needed, for multimode GPS
SiRFXTrac	•	Software designed to provide high-sensitivity satellite tracking in autonomous GPS applications for SiRFstarII platforms
SiRFDRive	•	Software for automotive applications that enhances positioning by using sensors commonly found in automobiles, such as odometers
SiRFNav	•	Software for automotive navigation systems that shares resources with the host processor
SiRFInstantFix	•	Provides quick position fix and high-sensitivity satellite acquisition in occasionally connected GPS applications
SiRFInstantFixII	•	Provides quick position fix and high-sensitivity satellite acquisition without any network connectivity
SiRFstudio	•	A standards-based, end-to-end location services enabling platform designed to simplify and speed the development and deployment of location-aware applications across a broad range of mobile devices
SiRFDiRect	•	Software for portable navigation devices, or PNDs, applications designed to enhance positioning by using external sensors, gyro and accelerometer, for enhanced location performance in difficult environments

SiRF has developed and continues to develop premium software products designed to enable SiRF’s chip sets to be more easily integrated into specific applications. In most cases, SiRF charges a separate licensing royalty for these premium software products. SiRFLoc is premium software for multimode GPS created for wireless devices needing enhanced location information using the assistance capabilities of wireless networks, as well as in autonomous environments, where the assistance capability may not be available or needed. It has both client and server software aspects with the client software integrated into the user devices, such as handsets, and with the server core integrating into the wireless network systems, such as location servers. SiRFXTrac is premium software for PDA and consumer devices that runs on SiRF’s SiRFstarII-based product lines and is designed to track signals in weak-signal environments without any assistance from wireless networks. Demand for SiRF’s SiRFstarII with XTrac has reduced as customers have migrated to the newer SiRFstarIII platform, which provides greater weak signal performance. SiRFDRive is premium software for automotive applications, which uses inputs from the gyroscope, odometer and other sensors in the automobile to complement the GPS satellite signal and enhance the navigation experience. SiRFNav is premium software designed to enable the navigation function to be performed by the host processor, which can reduce the cost of the GPS sub-system. SiRFInstantFix is premium software designed to provide quick position fix and high-sensitivity satellite acquisition when a device is initially turned on. SiRFInstantFix data can operate for up to seven days for mobile systems that are disconnected from the network for an extended period of time. With the introduction of SiRFstudio, SiRF now provides a platform to accelerate end-to-end location based services with the ecosystem and specific tools to enable location aware applications for client and servers. SiRFDiRect is premium software for PNDs that utilizes external sensors to achieve improved navigation performance typically found with in-vehicle navigation systems. In 2008, SiRF introduced SiRFInstantFixII™ technology, an autonomous version of SiRF’s original SiRFInstantFix technology that is designed to improve the start-up times of PNDs and other mobile navigation devices without needing any network connectivity for assistance or updates. SiRFInstantFixII is designed to reduce the time to first position fix upon initial power-up of a PND in the typical situation from over half a minute to as little as five seconds.

SiRF’s products have been integrated into mobile consumer devices such as mobile phones, automobile navigation and location-based systems, portable navigation systems, personal digital assistants, digital still cameras, digital video cameras, personal gaming devices, and GPS-based peripheral devices, and into commercial systems, such as fleet management and road-tolling systems.

SiRF’s products are available to original equipment manufacturer, or OEM, customers in four forms: chip sets, modules, IP cores and premium software. For customers with high-volume requirements or unique system requirements, SiRF sells its products as chip sets. Customers that require GPS functionality to be added quickly to devices designed primarily for other functions may purchase complete GPS modules based on SiRF’s chip sets from SiRF’s value added manufacturer, or VAM, customers. These modules consist of SiRF’s chip sets mounted on a board that can be readily added to a device. For customers that have very high-volume, cost-sensitive applications such as mobile phones, SiRF also offers its technology in IP core form, consisting of the design code for SiRF’s chip sets and the source code for the software embedded in the chip sets.

In addition to SiRF’s chip sets and premium software products, SiRF provides two types of tool kits: evaluation kits and system development kits. Evaluation kits consist of a GPS module and software, enabling potential customers to evaluate the performance of SiRF’s products for their specific environment and application. System development kits are designed to make it easier for SiRF’s customers to incorporate SiRF’s GPS technology into their products and reduce their time to market. System development kits consist of hardware reference design information, a software development platform and software tools to link SiRF’s software to the customer’s system software. SiRF also offers utility software to its customers to assist them in high-volume manufacturing and testing. These tool kits and utility software are currently not material to SiRF’s total net revenue and are not expected to be a significant contributor to SiRF’s future net revenue. Subsequent to the sale of SiRF’s premium software products, SiRF has no obligation to provide any level of post-contract support, including modification, customization, upgrades or enhancements.

SiRF has been involved in multiple pending legal proceedings with Broadcom Corporation and its predecessor in connection with disputes regarding patents. On January 15, 2009, the United States International Trade Commission, or ITC, issued its final determination in connection with the Broadcom patent infringement investigation, or ITC Final Determination. Certain software pertaining to SiRFstarIII hardware products and three of SiRF’s premium software products, SiRFLoc, SiRFNav and SiRFInstantFix, are subject to the ITC Final Determination. SiRFInstantFixII is not subject to the ITC Final Determination. To comply with the ITC Final Determination, SiRF has released new software versions of SiRFLoc, SiRFNav, SiRFInstantFix and software pertaining to SiRFstarIII hardware products (as these are new versions of the software, the product names will not change). In addition, the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products were found to be infringing by the ITC. As such, SiRF is prohibited from conducting certain activities in the United States with respect to these products, including selling, marketing or testing the products in the United States. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products. Pursuant to a letter dated on May 21, 2009 and received by SiRF on May 29, 2009, United States Customs issued a determination and involving the redesigned software incorporated into the GPS devices subject to the limited exclusion order issued by the ITC in the ITC proceeding. United States Customs determined that SiRF has established by a preponderance of the evidence that its redesigned GPS chips fall outside of the scope of the exclusion order issued by the ITC. As a result of that ruling, United States Customs determined to issue instructions to United States ports not to exclude from entry into the United States the approved redesigned GPS chips and products containing the same from SiRF. Thus, United States Customs will allow the approved redesigned SiRF products, and products that contain the SiRF chips, to be imported for consumption and sale in the United States. See “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus for further information.

Technology

SiRF’s SiRFstar GPS architectures are designed to rapidly acquire satellite signals to determine location, receive and process weak signals, use low amounts of power, generate low amounts of heat and provide greater accuracy in a cost-effective structure.

The following table summarizes the key GPS architectural features implemented in many of SiRF’s products:

Features	Description	Customer Benefit
SiRFLoc MultiMode Location	• Provides both autonomous and aided-GPS capability in wirelessly connected devices • Provides continuous location updates • Can calculate locations in either handsets or the network	• Rapid response time, continuous navigation and improved signal availability in highly degraded environments
SnapLock Signal Acquisition

•     Reacquires satellite signals rapidly after emerging from an obstructed area, for example, when an automobile passes through a tunnel or parking garage

•     Re-establishes position quickly using re-acquired signal

• Rapid response time, providing more satellite positioning fixes in difficult environments, such as urban canyons
SnapStart Fast Start	• Obtains a position fix rapidly	• Significant power savings during idle with fast recovery to user request
SiRFDRive DR Enhanced Location	• Combines measurements from GPS system and dead reckoning devices, such as odometers and gyroscopes and MEMS accelerometer	• Improves accuracy and location information availability in obstructed environments such as urban canyons, tunnels and parking garages
FoliageLock Signal Sensitivity	• Detects signals with as low as 1% of normal strength • Continues operating in dense foliage with as low as 1/400 th of original signal	• Improved signal availability and, therefore, improved navigation accuracy in wilderness areas having heavy signal degradation
SingleSat Positioning	• Enables automotive GPS applications to operate during short intervals when only one satellite is visible • Permits continued navigation in urban areas	• Improved availability of navigation solution from GPS in areas of severe signal blockage
Dual Multipath Rejection	• Reduces errors caused by reflected signals • Improves GPS accuracy in obstructed environments	• Improved accuracy in urban canyons
Differential GPS Support	• Corrects errors in standard GPS signals using supplementary signals • Supports Federal Aviation Administration’s wide area augmentation system • Improves GPS accuracy to one to three meters	• Improved accuracy for demanding applications where differential signal is available
TricklePower and Adaptive Power Management	• Reduces power consumption and heat dissipation • Increases battery life and allows smaller device sizes	• Intelligent cycling of the GPS core provides lower power consumption in continuous navigation, thus improving battery life
Push-to-Fix Mode	• Reduces average power consumption for on-demand position applications such as E911 and personal locators	• Fast restart capabilities provide lower power consumption in infrequent positioning applications

Semiconductor Design Methodologies

SiRF uses advanced design tools and manufacturing process technologies in its design methodology, which helps reduce die size, power consumption, heat generation and cost for certain functions. SiRF further integrates specialized tools to accelerate design and verification time and to reduce the number of modification iterations.

Several factors must be taken into account in the design of GPS-based semiconductors. Because the GPS satellite system employs a very high carrier frequency and very low signal strength, handling noise interference is difficult and requires custom semiconductor design that can handle these radio frequencies. In addition, reliability concerns, such as electrical static discharge and electromigration, further complicate the design considerations. SiRF has adopted a design approach, known as the customer-owned tooling approach, to address these issues. With customer-owned tooling, SiRF’s engineers design the entire circuit and layout, which are delivered to one of the foundries that manufacture SiRF’s products as a physical layout database. These foundries use the database to fabricate the wafers that they then send to SiRF. Because SiRF designs the entire circuit and layout themselves, rather than using a third party, SiRF believes that it can appropriately manage these types of design problems.

For some of SiRF’s digital baseband semiconductor solutions, SiRF uses the turnkey design approach, which takes advantage of existing IP cores and cell libraries offered by the foundries that manufacture SiRF’s products. SiRF delivers to the foundries fully simulated netlists, which are instructions for using these IP cores and cell libraries, and SiRF receives fully tested and packaged parts.

Test Methodologies

Because the GPS satellites are constantly in motion, continuous position fixes at the same physical location do not necessarily result in identical outputs. Moreover, different terrestrial environments affect the satellite signal in different ways. Consequently, navigation solutions require the collection of large amounts of data in various environments and sophisticated software to analyze these inputs to ensure the best performance across a variety of potential user platforms. Laboratory test environments cannot reliably simulate all possible scenarios, making comprehensive automated testing for GPS products difficult. Over the last ten years, SiRF has developed extensive test methodologies, including laboratory simulation, road testing, virtual road laboratory testing, pedestrian applications, indoor positioning and aided acquisitions, to assure the quality of its products. These proprietary test methodologies include hundreds of separate tests, which generate large amounts of real-time data that is automatically collected and analyzed. SiRF believes this test system is a key to its ability to release high-quality products in a timely manner.

Customers

SiRF markets and sells its products worldwide through a combination of direct sales, independent sales representatives and distributors. SiRF also sells to VAMs, which incorporate SiRF’s chip sets into modules. In addition, many of SiRF’s direct customers in turn sell to branded OEMs, which sell products using SiRF’s chip sets. SiRF targets four major markets: wireless handheld devices such as mobile phones; automotive electronic systems, including navigation and telematics systems; consumer electronics products such as recreational GPS handhelds, mobile gaming machines, digital cameras and wearable devices; and mobile computing systems, including personal digital assistants, notebook computers, universal mobile personal computers and mobile internet devices. In 2008, two customers, Promate and Elcoteq, represented 10% or more of SiRF’s net revenues. In 2007, two customers, Promate and Garmin, each represented 10% or more of SiRF’s net revenues. In 2006, three customers, Promate, Garmin and Gateway/Foretek, each represented 10% or more of SiRF’s net revenues. In 2005, two customers, Promate and Gateway, each represented 10% or more of SiRF’s net revenues. In 2004, four customers, Promate, Leadtek, Gateway and Motorola, each represented 10% or more of SiRF’s net revenues.

International sales accounted for 81%, 88% and 85% of SiRF’s net revenue in 2008, 2007 and 2006, respectively. SiRF faces risks in conducting business internationally, including increases in trade restrictions, potentially reduced protection for its IP and failure by SiRF or its customers to obtain the requisite regulatory approvals. In addition, under the ITC Final Determination, discussed in “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus, certain of SiRF’s customers are prohibited from importing and selling in the United States SiRF’s products that may be found to infringe certain Broadcom patents. While SiRF has developed new versions for its software that were approved by U.S. Customs and that SiRF believes comply with the ITC Final Determination, demand for SiRF’s products may decrease and adversely affect its net revenue. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products. For a discussion of SiRF’s net revenue by geographic region, see Note 13, Segment and Geographical Information, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information. See also “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus for further information related to the ITC Final Determination.

Certain of SiRF’s customer contracts contain “change of control” or similar clauses. To the extent that the merger triggers any such clause and a consent is not obtained, CSR and SiRF do not believe that any such event, individually or in the aggregate, will materially adversely affect the combined company.

Manufacturing

Fabrication

SiRF uses independent semiconductor manufacturers to fabricate its semiconductors. By contracting its manufacturing, SiRF is able to focus more of its resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows SiRF to take advantage of the research and development efforts of leading manufacturers and to maintain flexibility in choosing suppliers that meet SiRF’s technology and cost requirements. SiRF’s products are manufactured using complementary metal-oxide-semiconductor, or CMOS, bipolar, a combination of bipolar and CMOS, or BiCMOS, process technologies, which includes the silicon germanium process technology.

SiRF designs its products to be compatible with industry standard manufacturing processes, allowing SiRF to work with multiple manufacturers. SiRF’s primary foundries are IBM in the United States, Samsung in South Korea, STMicroelectronics in Italy and France and TSMC in Taiwan. Each foundry currently manufactures several of SiRF’s semiconductors. In 2007, with its acquisition of Centrality, SiRF began using Global Uni Chip, a design foundry in Taiwan, to provide turnkey solutions for some of its SoC products. SiRF pre-qualifies each manufacturing plant that it intends to use and continuously monitors their process and quality control processes. SiRF maintains an operations and quality engineering group that manages manufacturing engineering which includes test, product, package engineering, supply chain management, logistics, including product planning, work-in-progress control, shipping and receiving and its relationships with contractors. While SiRF believes that it has adequate capacity to support its current sales levels, it intends to continue to work with its existing foundries to obtain adequate production capacity, and it may qualify new foundries to provide additional production capacity and advanced technology. Because SiRF uses independent foundries to manufacture its semiconductor products, it may face risks such as lack of manufacturing capacity and limited control over delivery schedules, quality issues, increase in production costs and reduction in manufacturing yields.

Assembly and Test

Independent manufacturing plants worldwide conduct SiRF’s assembly, testing and finish operations. These manufacturing plants include Amkor in Taiwan and China, ASE in Taiwan, IBM in the United States, Samsung in South Korea, StatsChipPac in Korea, Malaysia and Singapore, and STMicroelectronics in Malaysia. All testing is performed on standardized equipment using proprietary programs developed by SiRF’s test engineering groups in collaboration with its manufacturing partners. SiRF uses standard packages for most of its products.

Quality Assurance

SiRF focuses on product reliability from the initial stage of the design cycle through each specific design process. SiRF reviews quality and reliability data from its foundries and assembly and tests subcontractors through each stage of the production cycle. SiRF closely monitors foundry production to enhance product quality reliability and yield levels. SiRF believes its testing methodology allows it to continuously improve the quality and reliability of its products. SiRF also has a quality assurance and reliability organization. SiRF is certified at its headquarters location in San Jose, CA by the International Standards Organization quality standard called ISO9001-2000, and SiRF actively monitors and complies with emerging quality standards as required for its products and by its customers.

Sales and Marketing

SiRF markets and sells its products worldwide though a combination of direct sales, independent sales representatives and distributors. SiRF refers customers who want modules that incorporate SiRF’s chip sets to its VAM customers. SiRF has direct sales offices in China, Germany, India, Japan, South Korea, Taiwan, the United Kingdom and the United States. SiRF also has distributors and independent sales representatives in the United States, Europe and the Asia-Pacific region. SiRF has a number of marketing programs to support the sale of its products and to increase brand awareness, including participation in industry tradeshows, technical conferences and technology seminars, sales training, advertising, co-branding agreements and public relations. SiRF provides its distributors with price protection rights, which grant distributors the right to credit on future purchases in the event of declines in the price of its products on existing inventory held by the distributors.

Research and Development

SiRF devotes a substantial portion of its resources to developing new products and strengthening its technological expertise in the GPS/location market. SiRF’s engineering team has expertise in architecture design, wireless communication algorithms, wireless and GPS system engineering, digital signal processing circuit design, radio frequency integrated circuit design and software engineering. SiRF has dedicated engineering teams for systems design, digital signal processing circuit design, radio frequency integrated circuit design and software design. SiRF has design centers in San Jose, CA, Santa Ana, CA, Cedar Rapids, IA, Phoenix, AZ, Shanghai, China and Noida, India. SiRF’s research and development expenditures were approximately $108.7 million in 2008, $96.7 million in 2007, $75.1 million in 2006, $37.7 million in 2005 and $22.3 million in 2004.

Government Regulation

GPS technology is restricted and its export is controlled. The United States government may restrict specific uses of GPS technology in some applications for security or other reasons. Although the United States government has stated it will not block the civilian GPS signal at any time, it does have the ability to do so. In addition, although the stated policies of the United States government include the use of GPS without charge, this may change. The growth of the GPS market could be limited by government regulation or other action. These regulations or actions could interrupt or increase SiRF’s cost of doing business. For example, the former President of the United States authorized a new national policy in December 2004 that established guidance and implementation actions for space-based positioning, navigation, timing programs, augmentations and activities for United States national and homeland security, civil, scientific and commercial purposes. To date, government regulation has not materially impacted SiRF’s business. However, SiRF cannot be certain that the United States government will remain committed to the operation and maintenance of GPS satellites over a long period, although it is currently committed to do so. Other United States government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of SiRF’s products to select GPS-based systems instead of products based on competing technologies.

GPS technology uses radio frequency bands that are globally allocated for radio navigation satellite services. International allocations of radio frequency bands are made by the International Telecommunications Union, a specialized technical agency of the United Nations. These allocations are also governed by radio regulations that have treaty status and are subject to modification every three to four years by the World Radio Communication Conference. Reallocation of radio frequency bands, including frequency band segmentation or spectrum sharing, may negatively affect the utility and reliability of GPS-based products. Further, the Federal Communications Commission, or FCC, continually receives proposals for new technologies and services that may seek to operate in, or across, the radio frequency bands currently used by GPS and other public services. Adverse decisions by the FCC that result in harmful interference to the delivery of GPS signals could harm the utility and reliability of GPS-based products.

Competition

The market for SiRF’s products is highly competitive and rapidly evolving. SiRF expects increased competition throughout the market for location technology products. This increased competition will likely result in price reductions, reduced margins or loss of market share. SiRF may be unable to compete successfully against current or future competitors.

Some of SiRF’s customers are also its competitors. Within each of its markets, SiRF faces competition from public and private companies, as well as its customers’ in-house design efforts. For chip sets, SiRF’s main competitors include Atheros Communications, Atmel, Broadcom, Infineon, MediaTek, QUALCOMM, Sony, ST-Ericsson (the newly formed joint venture between Ericsson Mobile Platforms and ST-NXP Wireless), Texas Instruments, Trimble and u-blox. Some large semiconductor companies may acquire private GPS companies to gain access to their technology and become serious competitors to SiRF in a short time. For modules based on SiRF’s products, the main competitors are Furuno, JRC, Sony, Trimble and u-blox. For licensed IP cores, SiRF’s competitors include Ceva, QUALCOMM and several private companies. Licensees of intellectual property from SiRF’s competitors may also compete against SiRF. SiRF also competes against suppliers of software-based GPS solutions. SiRF expects new competitors to enter the commercial market for GPS semiconductors as demand for GPS systems continues to grow.

In the wireless market, SiRF also competes against products based on alternative location technologies that do not rely on GPS, such as wireless infrastructure-based systems. These systems are based on technologies that compute a caller’s location by measuring the differences of signals between individual cellular base stations and/or Wi-Fi positioning. If these technologies become more widely adopted, market acceptance of SiRF’s products may decline. Competitors in these areas include Andrew, Polaris and TruePosition. SiRF plans to actively participate in Galileo, which is being developed by European governments, and other Global Navigation Satellite System development through international and industry groups as appropriate.

SiRF believes that the following key competitive factors are important in order to compete successfully in the markets SiRF targets:

•	the cost-effectiveness of the location technology;

•	performance in terms of availability, navigation accuracy and time required to fix a location;

•	low power consumption;

•	high integration to reduce the size of the product;

•	robustness of the products to operate in a variety of environments;

•	system development tool kits and design support to enable rapid time to market;

•	the ability to provide products in the form of chip sets, modules and licensed intellectual property;

•	a strong portfolio of GPS and location-based technology patents; and

•	the ability to ship products in high volumes.

SiRF believes that, based on these key competitive factors, SiRF competes successfully in its target markets. Many of SiRF’s competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than SiRF. SiRF also believes that its success depends on its ability to establish and maintain relationships with established system providers and industry leaders. SiRF’s failure to establish and maintain these relationships, or any interference with these relationships by its competitors, could harm its ability to penetrate emerging markets. For a discussion of other competitive factors, see “Appendix G—Risk Factors Related to SiRF and its Business,” specifically the risk factor titled, “Because many companies sell in the market for location technology products, SiRF must compete successfully to sustain or gain market share.”

Raw Materials

SiRF purchases components from a number of suppliers. In some cases, SiRF purchases certain critical components, such as NOR flash memory technology, from a single supplier. The materials, parts and supplies essential to SiRF’s business are generally available at present, and SiRF believes that such materials, parts and supplies will be available in the foreseeable future. Certain raw materials and technology processes used in the manufacturing of SiRF’s integrated circuits are available only from a limited number of suppliers. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. See “Appendix G—Risk Factors Related to SiRF and its Business,” specifically the risk factor titled, “SiRF depends on a sole supplier for some critical components.”

Seasonality

SiRF has historically experienced increased net revenue in its third and fourth quarters due primarily to seasonal demand related to the holiday season and end-of-calendar year spending patterns in corporate budgets. However, due to macroeconomic conditions and other factors, SiRF did not experience an increase in net revenue in the third and fourth quarters. Due to continued economic uncertainty and other factors, past historical seasonal patterns should not be considered a reliable indicator of SiRF’s future net revenue or financial performance.

Inventory and Working Capital

SiRF’s management focuses considerable attention on managing its inventories and other working-capital-related items. SiRF manages inventories by communicating with its customers and then using its industry experience to forecast demand on a product-by-product basis. SiRF then places manufacturing orders for its products that are based on forecasted demand. The quantity of products actually purchased by SiRF’s customers as well as shipment schedules are subject to revisions that reflect changes in both the customers’ requirements and in manufacturing availability. SiRF generally maintains substantial inventories of its products because the semiconductor industry is characterized by short lead time orders and quick delivery schedules. As a result, changes in customer demand or rapid technological change can cause the value of SiRF’s inventory to rapidly decline.

Backlog

SiRF’s backlog of orders was $34.8 million at December 27, 2008, as compared to $56.0 million at December 31, 2007. The decrease in backlog was primarily due to increased market competition and continuing weakness in consumer demand. A substantial number of orders are shipped during the quarter in which they are received. SiRF defines backlog as of a particular date as firm purchase orders with a customer-requested delivery date within a maximum length of time not to exceed 180 days. As customer requirements and industry conditions change, orders may be, under certain circumstances, subject to cancellation or modification of terms such as pricing, quantity or delivery date. Customer order placement practices continually evolve based on customers’ individual business needs and capabilities, as well as industry supply and capacity considerations. As a result, the amount of backlog will vary from year to year.

Intellectual Property

As of December 27, 2008, SiRF had 330 patents granted worldwide. Of this total, SiRF has 201 patents granted in the United States and 129 patents granted in foreign countries, with expiration dates ranging from 2011 to 2027, along with 173 pending patent applications in the United States and 202 pending foreign patent applications. SiRF’s success depends on its intellectual property. SiRF’s patent applications may not provide protection for all competitive aspects of its technology or may not result in issued patents. Any patents issued may provide only limited protection for SiRF’s technology and the rights that may be granted under any future patents that may be issued may not provide competitive advantages to SiRF. In addition, patent protection in foreign countries may be limited or unavailable where SiRF needs this protection. It is possible that competitors may independently develop similar technologies or design around SiRF’s patents and competitors could also successfully challenge any issued patent. SiRF may also choose not to pursue all instances of patent infringement.

From time to time, as part of its established procedures, any patent granted by the US Patent and Trademark Office, or the Patent Office, may be subject to re-examination by the Patent Office based upon a third party request. Presently, six of SiRF’s U.S. patents, none of which are at issue in any litigation, are in the early stages of re-examination by the United States Patent and Trademark Office based upon ex-parte requests filed by Broadcom.

SiRF intends to continue to assess appropriate occasions for seeking patent protection for those aspects of its technology that it believes provide significant competitive advantages. Although SiRF files patents to protect its inventions, its revenue is not dependent on any particular patent. SiRF does not believe the expiration or loss of any particular patent would materially harm its business. Additionally, SiRF is an inaugural member of the Ocean Tomo 300 Patent Index, a market-equity stock index priced and published by the NYSE Alternext US, formerly the American Stock Exchange, representing a diversified portfolio of 300 companies that own the most valuable patents relative to their book value as determined by Ocean Tomo LLC.

SiRF’s success also depends on its other rights in proprietary technology. SiRF relies on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. SiRF’s ability to compete and grow its business could suffer if these rights are not adequately protected. SiRF seeks to protect its source code for its software and design code for its chip sets, documentation and other written materials under trade secret and copyright laws. SiRF licenses its software and IP cores under signed license agreements, which impose restrictions on the licensee’s ability to utilize the software and IP cores. SiRF also seeks to avoid disclosure of its intellectual property by requiring employees and consultants with access to its proprietary information to execute confidentiality agreements. SiRF generally requires its customers to enter into confidentiality and nondisclosure agreements before it discloses any sensitive aspects of its products, technology or business plans. Despite SiRF’s efforts to protect its proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use its products or technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect SiRF’s proprietary rights as fully as those in the United States. In addition, SiRF’s competitors may independently develop technology similar to its own. These precautions may not prevent misappropriation or infringement of SiRF’s intellectual property.

Third parties could infringe or misappropriate SiRF’s copyrights, trademarks and similar proprietary rights. In addition, other parties may assert infringement claims against SiRF and SiRF’s products may be found to infringe one or more issued patents. In addition, because many pending patent applications in the United States are not publicly disclosed by the United States Patent and Trademark Office until the patent is issued, applications may have been filed by others which relate to SiRF’s products of which SiRF has no knowledge. SiRF may be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. SiRF may also be required to resort to litigation to enforce its intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running SiRF’s business. This litigation could also require SiRF to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. SiRF’s failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm its business. See Note 21, Commitments and Contingencies, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information. See also “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus” for further information regarding SiRF’s current litigation.

Employees

As of December 27, 2008, SiRF had 571 active, permanent employees, including 408 in research and development, 69 in sales and marketing, 48 in operations and 46 in general and administrative. None of SiRF’s employees are covered by a collective bargaining agreement. SiRF believes that its relations with its employees are good.

Environmental Matters

While SiRF is a fabless semiconductor supplier who relies on subcontractors to manufacture its products, SiRF monitors the environmental impact of its products. Due to environmental concerns, the need for lead-free solutions in electronic components and systems is receiving increasing attention within the semiconductor industry and many companies are moving towards becoming compliant with the Restriction of Hazardous Substances Directive, or RoHS Directive, the European legislation that restricts the use of a number of substances, including lead. SiRF believes that its products are compliant with the RoHS Directive. In 2008, SiRF began managing its compliance towards the new European Registration, Evaluation and Authorization of Chemicals legislation.

Available Information

SiRF is subject to the informational requirements of the Securities Exchange Act of 1934. SiRF therefore files periodic reports, proxy statements and other information with the SEC. Such reports may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

SiRF’s Internet address is www.sirf.com. SiRF makes available, free of charge, through its Internet website, copies of its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Information contained on SiRF’s website is not incorporated by reference unless specifically referenced herein.

Properties

SiRF’s corporate headquarters are located in San Jose, California, where it occupies approximately 48,000 square feet under leases expiring on November 30, 2009. SiRF’s San Jose, California headquarters is also used for engineering, product development and sales. SiRF also leases property in the following areas, which serve its engineering and product development locations, regional headquarters and direct sales offices:

Location	Square Feet	Lease Expiration	Description
Phoenix, Arizona (1)	26,300	July 2012	Engineering and Product Development
Cedar Rapids, Iowa	7,400	April 2013	Engineering and Product Development
Santa Ana, California	15,400	December 2009	Engineering and Product Development
Noida, India (2)	9,200	March 2014	Engineering and Product Development
Bangalore, India	27,000	June 2009	Engineering and Product Development
Shanghai, China	7,100	August 2010	Regional Headquarters and Engineering and Product Development

(1)	SiRF leases two properties in Phoenix, Arizona, with lease expirations dated July 2010 and July 2012.

(2)	SiRF may terminate this lease upon six months notice.

SiRF leases additional facilities in various locations expiring on various dates through 2013. SiRF believes its leased space is adequate for its current operations. However, SiRF may require additional space in the future which may not be available on commercially reasonable terms or in the location it desires.

Legal Proceedings

SiRF may be subject to legal proceedings, as well as demands, claims and threatened litigation that arise in the normal course of its business. SiRF is party to the following material legal proceedings:

On December 15, 2006, SiRF’s subsidiary, SiRF Technology, filed a patent infringement complaint against Global Locate, Inc. and its United States distributor, SBCG, Inc. d/b/a Innovation Sales Southern California, in the United States District Court for the Central District of California. The complaint alleged infringement by Global Locate and SBCG of four patents assigned to SiRF Technology and sought both monetary damages and an injunction to prevent further infringement. On January 8, 2007, Global Locate answered the aforementioned complaint and filed counterclaims alleging infringement by SiRF Technology of four patents and sought monetary damages and an injunction to prevent further alleged infringement. On January 30, 2007, Global Locate filed an amended answer with additional counterclaims alleging violations by SiRF Technology of the Sherman Antitrust Act and of the California Business and Professions Code. On October 3, 2007, the District Court stayed both parties’ claims and counterclaims in their entirety pending resolution of the two ITC investigations described below.

Furthermore, on February 8, 2007, SiRF Technology filed a complaint under Section 337 of the Tariff Act of 1930, as amended, in the ITC, requesting that the ITC commence an investigation into the unlawful sale for importation into the United States, importation into the United States, and/or sale within the United States after importation, of certain GPS chips or chip sets, associated software, and systems made for or by or sold by or for Global Locate, and products containing the same. As a result, on March 8, 2007, the ITC instituted an action entitled “In the Matter of Certain GPS Chips, Associated Software and Systems, and Products Containing Same,” ITC Investigation No. 337-TA-596. During the third quarter of 2007, Global Locate was acquired by Broadcom. Broadcom subsequently was added as an additional respondent to the investigation. A hearing was held from March 13, 2008 through March 19, 2008, and the Administrative Law Judge’s, or ALJ’s, Final Initial and Recommended Determination, or ID, was filed June 13, 2008. The ID upheld the validity of SiRF’s U.S. patent No. 6,304,216, but found Broadcom did not infringe the patent. The ID further found SiRF’s U.S. patent No. 7,043,363 invalid and not infringed. On June 27, 2008, the parties submitted to the ITC Petitions for Review of the ID. On August 14, 2008, a Notice of Commission Decision Not to Review a Final Determination Finding No Violation of Section 337 was issued, whereby the ITC determined not to review the ID. On October 13, 2008, SiRF Technology filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit, appealing the ITC’s decision and all underlying orders, rulings, and findings, including the ID. On March 24, 2009, SiRF Technology filed an uncontested request to withdraw the appeal, and, on March 25, 2009, the Federal Circuit granted SiRF Technology’s request and ordered the appeal withdrawn.

Also, on April 2, 2007, Global Locate filed a complaint under Section 337, requesting that the ITC commence an investigation, or the Investigation, of certain GPS devices and products made for, by, or sold by or for SiRF Technology and the customers named in the investigation, E-TEN Information Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Tharos Science & Applications, Inc., or the Named Respondents. As a result, on May 7, 2007, the ITC instituted an action titled “In the Matter of Certain GPS Devices and Products Containing Same,” ITC Investigation No. 337-TA-602. Upon its acquisition of Global Locate, Broadcom was subsequently added as an additional complainant to the Investigation. The ITC hearing commenced on April 28, 2008 and ended on May 13, 2008.

On August 8, 2008, the ALJ issued a Notice regarding the Initial Determination in this matter. This Notice contained determinations that all six of the asserted Broadcom patents (1) had an existing domestic industry, (2) were valid, and (3) were infringed by certain of SiRF Technology’s products. On August 22, 2008, the ALJ issued a Recommended Determination on Remedy and Bonding in this matter, which recommended to the ITC that, if a violation of Section 337 has occurred (1) those of SiRF Technology’s products that are accused products in the Investigation, if found to infringe a patent at issue in the Investigation, should be excluded from the United States, (2) a limited exclusion order should be issued prohibiting the importation into the United States of products containing any of such SiRF Technology’s products (i.e., “downstream” products) that may be found to infringe, and (3) cease and desist orders should be issued prohibiting SiRF Technology and the domestic Named Respondents from importing or selling in the United States those of SiRF Technology’s products that may be found to infringe any asserted patent. On August 25, 2008, SiRF Technology filed a Petition to Review the Initial Determination with the ITC. In addition to SiRF Technology’s Petition, the ITC’s Office of Unfair Import Investigations also independently filed a Petition for Review of the Initial Determination.

On October 9, 2008, the ITC issued a Notice indicating that it had determined to review in part the Initial Determination. Specifically, the ITC determined to review (1) the ALJ’s finding that Global Locate has standing to assert U.S. Patent No. 6,606,346, a patent that was asserted by Global Locate against a low-volume SiRF Technology hardware product that does not impact SiRFstarII, SiRFstarIII or SoC portfolio; (2) the ALJ’s finding that SiRF Technology directly infringes claim 1 of U.S. Patent No. 6,704,651 (asserted against certain SiRF Technology software) through its commercial activities; and (3) the ALJ’s finding that SiRF Technology directly infringes claim 1 of U.S. Patent No. 6,651,000 (also asserted against certain SiRF Technology software) through its commercial activities. Since the date of the initial determination and before the final determination, SiRF Technology released new versions of its software. The ITC determined not to review the remaining issues presented by SiRF Technology and by the Office of Unfair Import Investigations in their respective Petitions for Review, including issues related to the ALJ’s finding of infringement of U.S. Patent Nos. 6,417,801, 6,937,187, and 7,158,080 (each of which was also asserted against certain SiRF Technology software); the ALJ had found that each of those patents was infringed by SiRF Technology’s commercial activities. With respect to the scope of remedy, the United States Court of Appeals for the Federal Circuit on October 14, 2008 in Kyocera Wireless Corp. v. ITC held that the ITC has no statutory authority to issue a limited exclusion order against downstream products of parties who are not named as respondents in an ITC case. The vast majority of SiRF Technology’s customers were not named as respondents in Broadcom’s ITC case against SiRF Technology. In view of Kyocera Wireless Corp. v. ITC, and because the ALJ had not yet issued a public version of the Recommended Determination on Remedy and Bonding, on October 21, 2008, the ITC extended the deadline for submissions on remedy, the public interest, and bonding until October 27, 2008 and extended the target date of the Investigation by 30 days, until January 8, 2009.

The ITC issued its Final Determination on January 15, 2009. The ITC modified certain of the ALJ’s findings, but determined on the basis of its modified findings that Global Locate has standing to assert U.S. Patent No. 6,606,346 and that SiRF Technology directly infringes U.S. Patent No. 6,704,651 and U.S. Patent No. 6,651,000 through its commercial activities. The ITC issued a limited exclusion order against the Named Respondents. The ITC also issued cease and desist orders against SiRF Technology and the domestic Named Respondents. In light of Kyocera Wireless, the ITC determined to limit the scope of the limited exclusion order to products that are manufactured abroad or imported by, or on behalf of, the Named Respondents and that are covered by the asserted patent claims, and the ITC denied Global Locate’s request to extend the exclusion order to “downstream” articles of non-respondents that incorporate such covered products. The limited exclusion order prohibits SiRF Technology from the unlicensed entry of the infringing products into the United States by or on behalf of SiRF or the Named Respondents. The ITC issued cease and desist orders prohibiting SiRF and the domestic Named Respondents from importing or selling in the United States any of SiRF Technology’s products that may be found to infringe any asserted patent. In 2008, the Named Respondents collectively represented approximately 7% of SiRF’s net revenues. In the first quarter of 2009, the Named Respondents collectively represented approximately 2% of SiRF’s net revenues. On May 27, 2009, SiRF received a letter from one of the Named Respondents seeking compensation from SiRF for approximately $10.3 million in alleged losses and damages it claims to have sustained as a result of the limited exclusion order. While SiRF does not believe that such alleged losses or damages are payable by SiRF, SiRF intends to pursue an amicable resolution of the claim with the customer.

The limited exclusion order and the cease and desist orders, together the Orders, provided that, subject to posting a bond in the amount of 100% of the imported value per unit for covered products, SiRF Technology could continue any conduct prohibited by the Orders during the 60-day Presidential review period during which the ITC’s determination is subject to review by the United States Trade Representative as delegated by the President of the United States. The President, acting through the United States Trade Representative, did not find any compelling circumstances to disapprove the Orders and the 60-day Presidential review period therefore expired on March 16, 2009. On May 1, 2009 SiRF Technology filed its opening appeal brief in the United States Court of Appeals for the Federal Circuit seeking review of the ITC’s orders and determinations in this Investigation.

On May 14, 2008, Broadcom filed a patent infringement complaint against SiRF Technology in the United States District Court for the Central District of California. The complaint alleges infringement of four patents purportedly assigned to Broadcom and seeks both monetary damages and an injunction. On June 4, 2008, SiRF Technology answered the aforementioned complaint and filed counterclaims seeking declaratory judgment of non-infringement and invalidity of all four patents. In addition, SiRF Technology has filed with the U.S. Patent and Trademark Office, or the Patent Office, a Request for Ex-Parte Reexamination of each of the four patents, or the Reexamination Requests. Through SiRF Technology’s Reexamination Requests, and in SiRF Technology’s view of what are substantial new questions of patentability raised by prior art that SiRF Technology believes may not have been previously considered in full by the Patent Office, SiRF Technology has sought review and invalidation of all four of the Broadcom patents-in-suit. The Patent Office granted each of SiRF Technology’s requests for reexamination with respect to the four patents and has ordered their reexamination. In a preliminary Office Action, dated March 5, 2009, the Patent Office rejected all 33 claims of one of the four patents. On September 15, 2008, the Honorable James V. Selna denied SiRF Technology’s motion to stay proceedings in the district court action pending the outcome of reexamination, without prejudice to any subsequent motion to stay proceedings. The case has been scheduled for trial in November 2010. This litigation is in its early stages and, based on SiRF’s analysis of the facts of the case to date, SiRF believes the likelihood that a loss may have been incurred is remote. No assurance can be made that Broadcom will not seek to commence additional litigation against SiRF Technology, or that the pending litigation with Broadcom will not have a material adverse effect on its business.

In February 2008, multiple putative class action lawsuits were filed in the United States District Court for the Northern District of California against SiRF and certain of its officers and directors. These complaints allege that SiRF, and certain of its officers and directors, made misleading statements and/or omissions relating to its business and operating results in violation of the federal securities laws. These cases have been consolidated and a consolidated amended complaint was filed on July 28, 2008. On September 26, 2008, SiRF filed a motion to dismiss all claims asserted in the consolidated amended complaint. The motion has been fully briefed.

Also in February 2008, two shareholder derivative lawsuits were filed in the Superior Court of the State of California, for Santa Clara County, against certain of SiRF’s officers and directors. These complaints allege breach of fiduciary duties, waste of corporate assets, unjust enrichment and violations of the California Corporations Code. These cases have been consolidated, and an amended complaint was filed on November 18, 2008. On January 21, 2009, the parties submitted a stipulation to the court adjourning defendants’ response to the derivative complaint pending resolution of SiRF’s motion to dismiss the securities litigation pending in the Northern District of California. Should the merger between SiRF and CSR be consummated, the SiRF shareholder plaintiffs may lose their standing to assert the currently pending derivative claims on behalf of SiRF, resulting in the dismissal of the derivative action. SiRF concluded that the claims asserted in the derivative action are weak and are subject to strong factual and legal defenses. Accordingly, because SiRF does not believe that the derivative litigation has any material value, SiRF did not consider the value of the derivative litigation when negotiating the merger consideration.

On February 13, 2009, a complaint regarding a purported class action lawsuit, Diaz v. Banatao, et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s board of directors in connection with the merger agreement. The complaint alleges, among other things, that (1) SiRF’s board of directors violated its fiduciary duties to SiRF’s stockholders by approving the merger and certain terms set forth in Section 5.4 of the merger agreement related to SiRF’s ability to solicit, consider or accept alternative proposals, (2) SiRF aided and abetted its board of directors’ alleged breach of fiduciary duty and (3) the merger consideration is unfair for reasons including, but not limited to, a temporarily low stock price and that the book value of a share of stock allegedly exceeds the merger consideration per share. The complaint seeks, among other things, an injunction prohibiting SiRF and CSR from consummating the merger, rescission of the merger if the merger is consummated prior to the entry of final judgment by the court, an accounting by the defendants to the plaintiffs for all damages caused by them and an accounting for all profits and any special benefits obtained by the defendants as a result of any breach of fiduciary duty and attorneys’ fees and expenses. SiRF intends to vigorously defend against the lawsuit.

On February 20, 2009, a complaint regarding a purported class action lawsuit, Reich v. SiRF Technology Holdings, Inc. et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s board of directors in connection with the merger agreement. The complaint alleges that, in approving the merger, SiRF’s board of directors breached their fiduciary duties of loyalty, good faith, due care and disclosure by, among other things, (i) agreeing to sell SiRF without first taking steps to ensure that SiRF’s stockholders would obtain adequate, fair, and maximum consideration under the circumstances and (ii) engineering the merger to benefit themselves and/or CSR without regard for SiRF’s stockholders. The complaint further alleges that SiRF aided and abetted SiRF’s board of directors’ breaches of fiduciary duty. The complaint seeks, among other things, to enjoin the merger, to compel SiRF’s board of directors to properly exercise their fiduciary duties to SiRF’s stockholders, to impose a constructive trust, in favor of the plaintiffs, upon any benefits improperly received by SiRF’s board of directors as a result of their wrongful conduct and to award the plaintiffs the costs and disbursements of the class action, including reasonable attorneys’ and experts’ fees. SiRF intends to vigorously defend against the lawsuit.

On February 27, 2009, plaintiffs in the above-referenced derivative litigation filed an amended, consolidated complaint, which added a purported class action claim against SiRF’s board of directors in connection with the merger agreement. The class action allegations asserted in the consolidated amended complaint are substantially similar to the allegations set forth in the Diaz and Reich actions, although the class action allegations asserted in the consolidated amended complaint contain the additional allegation that SiRF entered into the merger agreement for the purpose of evading alleged liability relating to the derivative claims. Plaintiffs also seek to compel certain changes in SiRF’s corporate governance. SiRF intends to vigorously defend against these class action claims.

On March 27, 2009, the court ordered the Diaz and Reich actions consolidated with the shareholder derivative lawsuit, and affirmed its prior appointment of co-lead plaintiffs’ counsel in the consolidated action. The court further directed plaintiffs to submit a second amended consolidated complaint within 45 days of its order of consolidation. Other similar lawsuits may be filed although SiRF is not currently aware of any. On May 22, 2009, SiRF, the other named defendants and the plaintiffs in this consolidated action executed a memorandum of understanding to settle this consolidated action. The settlement, which remains subject to negotiation of final documentation, confirmatory discovery, court approval, final SiRF board approval and consummation of the transactions contemplated by the Merger Agreement, provides that the litigation will be dismissed with prejudice with respect to all defendants. While SIRF and the other defendants to this litigation denied and continue to deny that they committed or intended to commit any violations of law or breaches of duty to SiRF or its stockholders or otherwise, SiRF has agreed, pursuant to the settlement, to make certain supplemental disclosures concerning the merger in this proxy statement/prospectus. In addition, the settlement provides that SiRF will pay plaintiffs’ attorneys fees and expenses, as awarded by the court, in an amount not to exceed $385,000. Although SiRF believes that the additional disclosure is not required under applicable law, SiRF agreed to settle the litigation in order to avoid costly litigation and eliminate the risk of any delay to the closing of the merger.

The outcome of any litigation is uncertain and either favorable or unfavorable outcomes could have a material impact. Regardless of the outcome, litigation may be time-consuming and expensive and could divert SiRF’s management’s attention from SiRF’s business.

Holders

As of February 20, 2009, there were approximately 263 registered holders of record of SiRF’s common stock. A substantially greater number of holders of its common stock are “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

SiRF has not declared or paid any cash dividends on its common stock. SiRF presently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not have plans to pay any cash dividends in the near future.

Securities Authorized for Issuance under Equity Compensation Plans

See “Security Ownership of Certain Beneficial Owners and Management of SiRF” of this proxy statement/prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF SiRF

The following discussion of SiRF’s financial condition and results of operations should be read together with the consolidated financial statements and related notes in this proxy statement/prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. These risks and uncertainties may cause actual results to differ materially from those discussed in the forward-looking statements.

Overview

SiRF is a leading semiconductor supplier of Global Positioning System, or GPS, based location technology solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial applications. SiRF’s products have been integrated into mobile consumer devices such as mobile phones, automobile navigation systems, personal digital assistants, portable navigation devices and GPS-based peripheral devices, and into commercial systems such as fleet management and road-tolling systems.

SiRF markets and sells its products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, in four major markets: wireless handheld devices, such as mobile phones; automotive electronics systems, including navigation and telematics systems; consumer electronics products such as recreational GPS handhelds, mobile gaming machines, digital cameras and wearable devices; and mobile computing systems, including personal digital assistants, notebook computers, universal mobile personal computers and mobile internet devices. As SiRF supplies products that support multiple applications within these four major markets, it does not have the ability to discretely track separate financial information for each of these markets. Additionally, SiRF markets and sells its products to value-added manufacturer, or VAM, customers which typically provide GPS modules or sub-systems to certain OEMs, and through intellectual property partners, which integrate its core technology into their products. Intellectual property partners are typically large semiconductor companies.

As usage of GPS technology for high volume applications is still in the early stages of deployment, it is difficult to predict market growth or growth drivers reliably. While some of the applications, such as OEM automotive navigation systems, are well developed, most high-growth applications are just starting to emerge. SiRF believes that there will be growth in portable navigation systems and wireless handheld devices in 2009. Location-based services, or LBS, are offered by some wireless network operators as a way to send information to cell-phone subscribers based on their current location. While the LBS market for wireless operators is in its early stages, SiRF expects it to continue to be a growth driver for its business. SiRF’s long-term growth depends on maintaining a leadership position in such markets and enabling multiple growth drivers across its target platforms. SiRF is currently focusing significant effort on enabling the end-to-end platform for successful LBS deployment by wireless operators and for other consumer applications. Successful alliances with wireless operators and service providers, mobile phone vendors, location based content providers and wireless platform providers are critical to SiRF’s success in this emerging market.

SiRF’s markets are becoming more competitive resulting in increased pricing pressure on its products. While SiRF believes that it has leading edge technology, its ability to compete and maintain current product margin levels depends on its technological leadership, fast design cycle time, low product-cost-structure and the outcome of the ITC Final Determination, as defined below. SiRF also continues to enhance its efficiencies in logistics management and work with its semiconductor fabrication, packaging and testing vendors to reduce product costs, in an effort to maintain its overall cost structure.

In addition to the sale of chip sets, SiRF’s business depends on the volume of production by its technology licensees, which in turn depends on the current and anticipated market demand for semiconductors and products that use semiconductors.

On January 15, 2009, the United States International Trade Commission, or ITC, issued its Final Determination in connection with the Broadcom Corporation patent infringement investigation, or ITC Final Determination. Certain software pertaining to SiRFstarIII hardware products and three of SiRF’s premium software products, SiRFLoc, SiRFNav, and SiRFInstantFix, are subject to the ITC Final Determination. To comply with the ITC Final Determination, SiRF has released new software versions of SiRFLoc, SiRFNav, SiRFInstantFix and software pertaining to SiRFstarIII hardware products. Pursuant to letter dated May 21, 2009, and received by SiRF on May 29, 2009, United States Customs issued a determination involving the redesigned software incorporated into the GPS devices subject to the limited exclusion order issued by the ITC. United States Customs determined that SiRF has established by a preponderance of the evidence that its redesigned GPS chips fall outside of the scope of the exclusion order issued by the ITC. As a result of that ruling, United States Customs determined to issue instructions to United States ports not to exclude from entry into the United States the approved redesigned GPS chips and products containing the same from SiRF. Thus, United States Customs will allow the approved redesigned SiRF products, and products that contain the SiRF chips, to be imported for consumption and sale in the United States. However, the ITC proceedings may still have a material adverse effect on SiRF, including, for example, if Broadcom challenges the U.S. Customs ruling and prevails. In addition, the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products were found to be infringing by the ITC. As such, SiRF is prohibited from conducting certain activities in the United States with respect to these products, including selling, marketing or testing the products in the United States. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products. See “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus for further information.

In addition, SiRF’s operations are directly impacted by cyclicality in the semiconductor industry, which is characterized by wide fluctuations in product supply and demand. This cyclicality could cause SiRF’s operating results to decline dramatically from one period to the next. Additionally, SiRF’s results are impacted by its customers’ ability to predict end-user, or consumer, demand for the devices they sell utilizing its products, as well as the consumer demand. The economic recession that began in 2007 and continuing uncertainties in the global economic environment, which affect consumer demand, coupled by intensifying market competition, have negatively impacted SiRF’s result of operations in the recent quarters (as further described below under “Assets Impairment and Restructuring”), and may continue for the near future and beyond.

Recent Developments

Agreement and Plan of Merger

On February 9, 2009, SiRF entered into the merger agreement with CSR and Shannon. Pursuant to the merger agreement and subject to the conditions set forth therein, Shannon will merge with and into SiRF with SiRF surviving as a wholly-owned subsidiary of CSR, or the merger. Under the terms of the merger agreement, SiRF’s stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock they own (subject to anti-dilution adjustments). For additional information regarding the merger agreement and the terms and conditions of the merger, see the section entitled “The Merger.”

Assets Impairment and Restructuring

Beginning in February 2008, SiRF continued to experience a significant decline in its stock price, resulting in its market capitalization falling below its net book value. In addition, during the second quarter of 2008, SiRF’s product demand outlook rapidly deteriorated due to increased competitive pressure within certain of its markets, as well as macroeconomic uncertainty which translated to a general decline in the demand for devices utilizing its technology. In addition, litigation has continued to be a significant expense in 2008, at $20.4 million. See “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus for further information. As a result, in the second quarter of 2008, SiRF significantly reduced its forecasted revenue, gross margin and operating profit.

These factors outlined above triggered an impairment analysis of SiRF’s goodwill and acquisition-related intangible assets in the second quarter of 2008. SiRF also performed impairment analyses of its deferred tax assets and note receivable. Based upon the impairment analyses in the second quarter of 2008, SiRF recorded the following non-cash charges in 2008:

•

Acquisition-related intangible assets impairment of $42.9 million, $12.5 million of which was recorded under cost of revenue and the remainder under operating expenses of SiRF’s consolidated statement of operations. See Note 9, Goodwill and Identified Intangible Assets, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information, as well as further discussion below under the caption Results of Operations.

•

Goodwill impairment of $215.7 million, which was recorded under operating expenses of SiRF’s consolidated statement of operations. See Note 9, Goodwill and Identified Intangible Assets, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information, as well as further discussion below under the caption Results of Operations.

•

Deferred tax asset valuation allowance of $75.4 million, of which $38.4 million was recorded as part of the provision for income taxes of SiRF’s consolidated statement of operations. See Note 18, Income Taxes, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information, as well as further discussion below under the caption Results of Operations.

SiRF also evaluated the recoverability of its note receivable and determined it was no longer probable that the principal amount under the note receivable was fully recoverable based on information received related to the business prospects of the noteholder. Accordingly, SiRF recorded impairment charges of $11.8 million in 2008. See Note 22, Other Income (Expense), of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information, as well as further discussion below under the caption Results of Operations. On February 9, 2009, SiRF settled the note receivable and entered into a contingent loan assignment and assumption agreement with the borrower and a third party for the assignment by SiRF of the note receivable which had an outstanding balance of $13.5 million. Under the terms of the loan assignment and assumption agreement, in the event of a change of control of the borrower with the third party, on or before July 24, 2009, SiRF will receive $9.0 million, plus interest from January 31, 2009. On February 24, 2009, SiRF received $9.0 million, plus interest from January 31, 2009, as payment in full under the contingent loan assignment and assumption agreement. See Note 23, Subsequent Events, in “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

Additionally, in response to continuing economic uncertainties and to better align SiRF’s cost structure with the deteriorating demand outlook, it announced corporate restructuring plans throughout fiscal 2008. As part of the restructuring, SiRF reduced its workforce through a combination of immediate lay-offs, elimination of non-essential positions and attrition, closure of certain offices and termination of development in the mobile TV and Bluetooth technology. These restructuring activities have resulted in charges related to severance for terminated employees and other exit-related costs arising from contractual and other obligations, including leased facilities and impairment of long-lived assets. See Note 12, Restructuring, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

While it is difficult to determine whether deteriorating demand outlook, increased competitive pressure and the uncertainties related to macroeconomic environment and the outcome of the ITC Final Determination (See Note 21, Commitments and Contingencies, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus) will continue, SiRF believes that these factors will continue to negatively impact its business.

New Product Offerings and Developments

SiRF’s ability to develop and deliver new products successfully depends on a number of factors, including its ability to predict market requirements, anticipate changes in technology standards, and develop and introduce new products that meet market needs in a timely manner. SiRF believes there is significant demand in the market for low power and small size GPS functionality. SiRF’s ability to meet these market requirements is a key element for its revenue growth.

In 2008, SiRF introduced SiRFInstantFixII™ technology, new versions of SiRFstarIII™ architecture and its SiRFprimaTM multifunction platform. See “Description of SiRF—Products” in this proxy statement/prospectus for further information about SiRF’s products.

Litigation

SiRF is currently involved in material litigation. See “Description of SiRF—Legal Proceedings” of this proxy statement/prospectus for further information.

Critical Accounting Policies and Estimates

The discussion and analysis of SiRF’s financial condition and results of operations are based on SiRF’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires SiRF to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. SiRF bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. SiRF’s critical accounting policies include: (1) revenue recognition, which impacts the recording of revenue; (2) valuation of inventories, which impacts cost of revenue and gross margin; (3) stock-based compensation, which impacts cost of product revenue, gross margin and operating expenses, as well as SiRF’s footnote disclosures; (4) the assessment of recoverability of long-lived assets including intangible assets, the potential impairment of which impacts cost of product revenue and operating expenses; and (5) income taxes which impact provision for income taxes and the valuation of SiRF’s deferred tax assets and liabilities. SiRF also has other key accounting policies that are less subjective, and therefore, their application would not have a material impact on its reported results of operations. The following is a discussion of SiRF’s critical accounting policies, as well as the estimates and judgments involved.

Revenue Recognition. SiRF derives revenue primarily from sales of semiconductor chip sets and, to a lesser extent, from licenses of its intellectual property and premium software products.

Revenue from sales of semiconductor chip sets is recognized when persuasive evidence of a sales arrangement exists, transfer of title and acceptance, where applicable, occurs, the sales price is fixed or determinable and collection is probable. SiRF evaluates its historical experience and other known factors to determine the appropriate reserve of product returns. Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of SiRF’s standard product warranty, related to the sale of chip sets. Further, SiRF has had no incidents of formal customer acceptance terms or further obligations to date. SiRF assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Collectibility is assessed based primarily on the creditworthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

SiRF defers the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. Price protection rights grant distributors the right to a credit in the event of declines in the price of SiRF’s products. Also, several of SiRF’s distributors purchase products at a standard gross price and receive price reductions for sales to certain end customers. In these circumstances, SiRF’s accounts receivable and deferred revenue balances represent the gross invoice price of shipments to those distributors. Upon product sell-through, these distributors may receive a credit to adjust the gross price to the applicable net price for those sales.

SiRF enters into co-branding rebate agreements with and provides incentive rebates to certain direct customers and indirect customers (for products sold through distributors). SiRF records reductions to revenue for commitments related to such incentive programs in accordance with Emerging Issues Task Force, or EITF, No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Co-branding agreements allow certain direct customers to receive a per-unit rebate for product purchased, provided the customer participates in SiRF’s co-branding program. The co-branding program typically consists of placing SiRF’s logo on the customer’s website or otherwise including it in marketing collateral or documentation. Incentive rebates are offered from time to time at SiRF’s discretion to both direct and indirect customers and are also provided in the form of a per-unit rebate for product purchased. Accruals for the actual costs of these incentive programs are recorded at the time the related revenue is recognized and are recorded based on the contractual or agreed upon per-unit rebate of product purchased by direct customers or sold through by distributors. Commitments related to incentive programs to both direct and indirect customers are presented in the consolidated balance sheets as rebates payable to customers.

SiRF licenses rights to use its intellectual property to allow licensees to utilize its technology. SiRF also licenses rights to use its premium software products to licensees to enable SiRF chip sets to provide enhanced functionality in specific applications. SiRF recognizes revenue from standalone license rights to use its intellectual property in accordance with the SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. Revenue from standalone rights to use its premium software products is recognized in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. Subsequent to the sale of its premium software products, SiRF has no obligation to provide any level of post-contract customer support, including modification, customization, upgrades or enhancements. The cost of revenue associated with licenses is insignificant.

Certain sales of SiRF’s chip sets to direct customers are bundled with its premium software products. In such arrangements, both the premium software and chip sets are delivered simultaneously and post-contract customer support is not provided. SiRF applies the guidance in EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, and recognizes revenue from such bundled arrangements generally upon delivery of the chip sets, assuming all other basic revenue recognition criteria are met, as both the chip sets and software are considered delivered elements and no undelivered elements exist. SiRF recognizes license revenue from sales of its premium software at the time a reliable estimate can be made of the actual usage that has occurred of the premium software, provided collectibility is probable.

SiRF earns royalties on licensees’ sales of their products incorporating the licensed intellectual property or premium software based upon the specific criteria included in the associated royalty agreements. SiRF recognizes all royalty revenue based solely on actual royalties reported by licensees during such quarter.

Inventories. Inventory costs are determined using standard costs that approximate actual costs under the first-in, first-out method. SiRF’s standard cost policy is to continuously review and set standard costs at current manufacturing costs. Manufacturing overhead standards for product cost are calculated assuming full absorption of projected spending over projected volumes. SiRF records write-downs for inventories that have become obsolete or are in excess of anticipated demand or net realizable value. SiRF performs a detailed review of inventory each period, that considers multiple factors including demand forecasts, market conditions, product life cycle status, product development plans and current sales levels. Demand forecasts involve estimates, such as customer product demand projections based on SiRF’s historical experience, timing of new product introductions, timing of customer transitions to new products and sell through of products at different average selling prices. If future demand or market conditions for SiRF’s products or the consequences of the ITC Final Determination (See Note 21, Commitments and Contingencies, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus), are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, SiRF may be required to record additional write-downs which could negatively impact gross margins in the period when the write-downs are recorded. If actual market conditions are more favorable, SiRF may have higher gross margins when products incorporating inventory that was previously written-down are sold.

Stock-Based Compensation. The fair value of SiRF’s employee stock options and purchase rights is estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, as disclosed in Note 17, Preferred Stock and Stockholders’ Equity, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus, including the price volatility of the underlying stock and the options’ expected term. With the exception of certain options assumed in connection with business combinations, SiRF’s options are considered “plain vanilla” as defined by SAB No. 107, as modified by SAB No. 110. Accordingly, upon adoption of Statement of Financial Accounting Standard, or SFAS, No. 123R, Share-Based Payment, SiRF elected to use the simplified method as prescribed by SAB No. 107, to estimate the options’ expected term, which assumes that all options will be exercised midway between the vesting date and the contractual term of the option. Beginning in the fourth quarter of 2007, SiRF no longer uses the simplified method for estimating the expected term. The expected term for option grants and for options assumed in connection with acquisitions is estimated based on a consideration of, among other things, historical exercise patterns, the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. SiRF utilizes its own historical volatility in valuing its stock option grants and purchase rights under its 2004 Employee Stock Purchase Plan, or Purchase Plan. In addition, SiRF estimates forfeitures at the time of grant and, revises if necessary, in subsequent periods if actual forfeitures differ from those estimates. SiRF’s estimate of expected forfeitures considers historical termination behavior, as well as retention related factors. SiRF elected to use the straight-line attribution method for awards granted after the adoption of SFAS No. 123R, and continues to use a multiple option valuation approach for awards granted prior to the adoption of SFAS No. 123R that were unvested as of the effective date. Actual volatility, SiRF’s options’ actual lives, interest rates and forfeitures may be different from its assumptions, which would result in the actual value of the stock options and purchase rights being different than estimated.

Assessment of Long-Lived Assets, Identified Intangible Assets and Goodwill. Identified intangible assets consist of acquired developed and core technology, patents, assembled workforce, trade names, non-compete agreements and intellectual property assets. These intangible assets are amortized using the straight-line method over their estimated useful lives. Acquired developed and core technology, patents, trade names, non-compete agreements and intellectual property assets are amortized over their approximated weighted average estimated useful life of 4, 13, 4, 2 and 3 years, respectively.

SiRF is required to assess the potential impairment of identified intangible assets, long-lived assets and goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that SiRF considers important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of its use of the acquired assets;

•	significant negative industry or economic trends; and

•	significant decline in its market capitalization.

When it is determined that the carrying value of identified intangible assets or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, SiRF tests for recoverability based on an estimate of future undiscounted cash flows as compared to the asset’s carrying value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. As of June 30, 2008, SiRF performed an impairment analysis over identified intangible assets in accordance with its critical accounting policy and, as a result of that analysis, recognized an impairment loss on acquisition-related intangible assets of $42.9 million in its consolidated statement of operations under operating expenses, “Acquisition-related intangible asset impairment.” During the fourth quarter ended December 27, 2008, SiRF further impaired $1.4 million of intangible assets related to certain restructuring activities (see Note 9, Goodwill and Identified Intangible Assets, and Note 12, Restructuring, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information). SiRF also impaired $0.5 million of intangible assets that have no future benefit or alternative uses as a result of reallocation of resources amongst existing research and development projects. As of December 27, 2008, SiRF updated its impairment analysis of identified intangible assets in accordance with its critical accounting policy and, as a result of that analysis, no additional impairment was recognized.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of quoted market prices adjusted for a control premium and the income or discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value under the first step, goodwill is considered impaired and a second step is performed to determine the implied fair value of the goodwill and to measure the amount of goodwill impairment loss, if any. SiRF performs an impairment review at the entity level as it has only one operating segment, which is its sole reporting unit. As of June 30, 2008, SiRF performed an interim goodwill impairment analysis in accordance with its critical accounting policy and determined that the entire goodwill balance was impaired. SiRF recorded goodwill impairment charges of $215.7 million in its consolidated statement of operations under operating expenses, “Goodwill impairment” in the second quarter of 2008, which reduced the carrying value of goodwill to zero. See Note 9, Goodwill and Identified Intangible Assets, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

In determining fair value, SiRF considers various factors, including SiRF’s market capitalization, estimates of control premiums, estimates of future market growth and trends, forecasted revenue and costs, discount rates, expected periods over which its assets will be utilized and other variables. SiRF bases its fair value estimates on assumptions believed to be reasonable, but which are inherently uncertain. Should actual results differ significantly from current estimates, the amount of impairment charges recorded in 2008 could be different or future impairment charges may result in identified intangible assets and other long-lived assets. For example, while SiRF has fully written down the value of its previously recorded goodwill, a further variance in its forecasted revenue and costs could have had a significant impact on the value of the acquisition-related intangible asset impairment charges recorded in 2008. Additionally, a variance in its forecasted revenue may materially impact its future recoverability assessment of the remaining intangible and long-lived assets value.

Income Taxes. SiRF accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, SiRF determines deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, resulting in a deferred tax liability or deferred tax asset.

In preparing its consolidated financial statements, SiRF assesses the likelihood that its deferred tax assets will be realized from future taxable income. SiRF establishes a valuation allowance if it determines that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in its consolidated statements of operations as a provision for (benefit from) income taxes. SiRF exercises significant judgment in determining its provisions for income taxes, its deferred tax assets and liabilities and its future taxable income for purposes of assessing its ability to utilize any future tax benefit from its deferred tax assets. As of December 27, 2008, SiRF has recorded a valuation allowance of $75.4 million against its deferred tax assets, consisting primarily of net operating loss and tax credit carryforwards. In assessing the need for a valuation allowance, SiRF considers all available positive and negative evidence such as earnings history, projections of future income, future reversals of existing taxable temporary differences, and tax planning strategies. SiRF’s cumulative loss in the most recent three-year period, including the current net loss, represents negative evidence sufficient to maintain a valuation allowance under the provisions of FAS No. 109. SiRF intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

The calculation of SiRF’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. SiRF evaluates its uncertain tax positions under the provisions of Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return. SiRF only recognizes tax benefits for positions that are more likely than not to be sustained upon final resolution with a taxing authority. SiRF measures these tax benefits by estimating the amount of benefit that corresponds to the cumulative probability greater than 50% of being sustained upon final resolution with a taxing authority. SiRF exercises significant judgment in estimating the final resolution of its tax positions with a taxing authority. SiRF believes it has adequately provided for any reasonably foreseeable adjustments to its tax liability. If SiRF ultimately determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary, in accordance with FIN No. 48.

Adoption of Recent Accounting Pronouncements

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides a framework that clarifies the fair value measurement objective within GAAP and its application under the various accounting standards where fair value measurement is allowed or required. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, FASB Staff Position, or FSP, No. 157-b was issued, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, including interim periods within that fiscal year for items within the scope of the FSP. Effective January 1, 2008, SiRF adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities within the scope of FSP No. 157-b. The partial adoption of SFAS No. 157 did not have a material impact on SiRF’s financial position and results of operations. SiRF does not believe SFAS No. 157 as it relates to nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position and results of operations.

In October 2008, the FASB issued Financial Staff Position, or FSP, No. FAS 157-3, Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP No. 157-3 is effective immediately and applies to SiRF’s December 27, 2008 financial statements. The application of the provisions of FSP No. 157-3 did not materially impact SiRF’s financial statements. See Note 4, Fair Value, of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

Recently Issued Accounting Pronouncements

Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. SiRF is required to adopt FSP No. FAS 142-3 effective at the beginning of 2009. The adoption of FSP No. FAS 142-3 will not have a material impact on its financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), or SFAS No. 141(R), Business Combinations. Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired in-process research and development, or IPR&D, is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS No. 141(R) will change SiRF’s accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009.

Results of Operations

Net Revenue

The following table sets forth SiRF’s revenue for 2008, 2007 and 2006 (dollars in thousands):

	Year Ended
	December 27, 2008		December 31, 2007		December 31, 2006
	Dollars	% of Net Revenue	Dollars	% of Net Revenue	Dollars	% of Net Revenue
Product revenue	$222,922	96%	$323,128	98%	$239,243	97%
License royalty and service revenue	9,530	4%	6,252	2%	8,437	3%

Net revenue	$232,452		$329,380		$247,680

Increase (decrease), period over period	$(96,928)		$81,700
Percentage increase (decrease), period over period	-29%		33%

Product revenue decreased in 2008 compared to 2007 due to the declines in unit shipments of 15% and in average selling prices of 19%. The decline in unit shipments was a result of increased market competition and continuing weakness in consumer demand. In general, average selling prices are expected to decline over time within a given product line due to market competition and the general nature of the semiconductor industry. Combined average selling prices will be affected by this, but will also vary depending on product and customer mix, as well as the introduction of new products.

Product revenue increased in 2007 compared to 2006 primarily due to a 75% increase in unit shipments of chip sets. The increase in unit shipments of chip sets was due to increased sales of SiRF’s product lines based on its SiRFstarIII architecture. Also, in August 2007 with the acquisition of Centrality, SiRF added two navigation processor architectures, SiRFtitan and SiRFatlas, which also contributed to the increase in product revenue compared to a year ago. Increased sales volumes in 2007 were driven by continued growth in the automotive market, especially in portable navigation devices, and in the wireless market. The increase in unit shipments was partially offset by a 23% decline in average selling prices in 2007 as compared to 2006.

License royalty and service represented 4%, 2% and 3% of SiRF’s net revenue in 2008, 2007 and 2006, respectively. The increase in license royalty and service revenue in 2008 compared to 2007 was primarily due to one customer ramping up production of a product utilizing SiRF’s technology. The decrease in license royalty and service revenue in 2007 compared to 2006 was primarily due to a decline in SiRF’s licensed intellectual property revenue as a result of unit volume decreases for license royalty.

Starting in the fourth quarter of 2006, SiRF determined that, due to business circumstances, it could no longer reliably estimate royalty revenue from its estimated licensees. As such, SiRF began recognizing all royalty revenue based solely on royalties reported by licensees during such quarter. This change in the timing of recognizing royalty revenue was made prospectively and had an initial one-time effect of reducing royalty revenue recorded in the fourth quarter of 2006. The effect of not recording fourth quarter royalty revenue in 2006 was a reduction of approximately $1.2 million, or 14%, of SiRF’s license royalty revenue. See Note 1 of Selected Historical Consolidated and Supplementary Financial Data of SiRF for further discussion of the business circumstances that precipitated SiRF’s change in accounting estimate.

Net revenue from international sales was approximately 81%, 88% and 85% of SiRF’s net revenue in 2008, 2007 and 2006, respectively. Net revenue from international sales to the Asia-Pacific region accounted for approximately 63%, 81% and 79% of net revenue in 2008, 2007 and 2006, respectively. International sales to the Asia-Pacific region decreased as a percentage of net revenue in 2008 compared to 2007 due to weaker demand from several of SiRF’s customers in that region. Additionally, SiRF experienced an increase in sales from a customer outside of the Asia-Pacific region, which contributed to the decline in sales to the Asia-Pacific region as a percentage of net revenue. International sales increased as a percentage of total net revenue in 2007 compared to 2006, due primarily to higher international sales to the Asia-Pacific region associated with increases in unit shipments of chip sets and in the number of customers and, to a lesser extent, SiRF’s acquisition of Centrality, which had a large concentration of customers in the Asia-Pacific region. Although a large percentage of SiRF’s sales are made to customers in the Asia-Pacific region, SiRF believes that a significant amount of the systems designed and manufactured by these customers are subsequently sold through to OEMs outside of the Asia-Pacific region. All of SiRF’s sales are denominated in United States dollars.

In 2008, 2007 and 2006, SiRF’s 10 largest customers collectively accounted for 70%, 76% and 87% of its net revenue, respectively. In 2008, two of SiRF’s customers, Promate and Elcoteq, each represented 10% or more of SiRF’s net revenues. In 2007, two customers accounted for 32% and 13% of net revenue. In 2006, three customers accounted for 48%, 10% and 10% of net revenue. No other customer accounted for more than 10% of net accounts receivable.

SiRF’s revenue growth depends in large part on the consumer demand for GPS products. Due to the continuing uncertainties in the global economic environment, intensifying market competition, and the ITC Final

Determination, which may affect consumer demand, SiRF’s revenue may be negatively impacted for the near future and beyond. In addition, SiRF’s revenue may be impacted by SiRF’s pending Merger with CSR, by the outcome of litigation or other factors outside of SiRF’s control. See Note 21, Commitments and Contingencies, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

Gross Profit

Gross profit consists of net revenue, less cost of product revenue, including non-cash expenses related to the estimated fair value of employee stock-based compensation expense, amortization of acquisition-related intangible assets and impairment of acquisition-related intangible assets. Cost of product revenue consists primarily of finished units or silicon wafers and costs associated with the assembly, testing and inbound and outbound shipping of SiRF’s chip sets, costs of personnel and occupancy associated with manufacturing-related overhead functions, such as manufacturing support and quality assurance, as well as write-downs for inventory losses, all of which are associated with product revenue. As SiRF does not have long-term, fixed supply agreements, its unit or wafer costs are subject to change based on the cyclical demand for semiconductor products. There was no cost of license royalty revenue for the periods reported.

Cost of product revenue for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Cost of product revenue	$123,558	$154,452	$110,057
Percentage of net revenue	53%	47%	44%
Increase (decrease), period over period	$(30,894)	$44,395
Percentage increase (decrease), period over period	(20)%	40%

Amortization of acquisition-related intangible assets, presented as a component of cost of revenue for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Amortization of acquisition-related intangible assets	$11,964	$7,314	$1,880
Impairment on acquisition-related intangible assets	12,472	—	—

Total amortization and impairment on acquisition-related intangible assets	$24,436	$7,314	$1,880

Percentage of net revenue	11%	2%	1%
Increase, period over period	$17,122	$5,434
Percentage increase, period over period	234%	289%

Gross profit and gross margin for the periods reported were as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Gross profit	$84,458	$167,614	$135,743
Gross margin	36%	51%	55%
Increase (decrease), period over period	$(83,156)	$31,871
Percentage increase (decrease), period over period	(50)%	23%

Product gross margin for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
Product gross margin (1)	34%	50%	53%

(1)

The product gross margin calculation includes amortization on acquisition-related intangible assets and impairment on acquisition-related intangible assets (if applicable). The product gross margin calculation excludes license royalty and service revenue.

The decrease in cost of product revenue in 2008 compared to 2007 correlates with the decrease in SiRF’s net revenue and unit shipments during the same period. This decrease was partially offset by increased write-downs and scrap of excess and obsolete inventory of $4.7 million. The increases in cost of product revenue and gross profit in 2007 compared to 2006 correlate with the increase in net revenue and unit shipments during the same period.

The increases in amortization of acquisition-related intangible assets in 2008 compared to 2007 were due to amortization expense associated with intangible assets acquired as part of SiRF’s acquisition of Centrality in August 2007. The increase in amortization of acquisition-related intangible assets in 2007 compared to 2006 was also due to SiRF’s acquisition of Centrality in August 2007.

Cost of product revenue includes stock-based compensation expense of $1.5 million, $1.5 million and $0.7 million in 2008, 2007 and 2006, respectively.

The decreases in gross profit and gross margin in 2008 compared to 2007 were driven by continued declines in average selling prices driven by competitive pressures and changes in SiRF’s product mix, as well as amortization on acquisition-related intangible assets and increased write-downs and scrap of excess and obsolete inventory of $4.7 million. In addition, gross margin in 2008 was impacted by impairment on acquisition-related intangible assets recorded in the second quarter of 2008. These declines were partially offset by an increase in SiRF’s license royalty revenue, which has no cost of revenue, representing a larger percentage of revenue compared to the prior year. Gross profit and gross margin decreased in 2007 compared to 2006 primarily due to declines in average selling prices driven by competitive pricing pressures and changes in SiRF’s product mix, as well as amortization of acquisition-related intangible assets. In addition, fair value adjustments related to inventory acquired as part of SiRF’s acquisition of Centrality in August 2007, which was subsequently sold to end customers in the third and fourth quarters of 2007 contributed to the decline in gross margin compared to the prior year. Gross margin in 2007 was also impacted by SiRF’s license royalty revenue, which has no cost of revenue, representing a smaller percentage of total net revenue compared to the prior year.

In the future, SiRF’s gross margin may be affected by increased competition and related decreases in average selling prices, changes in the mix of products sold, including the mix of semiconductor products and the markets or customers they are sold to, as well as the extent of license royalty revenue, the availability and cost of products from its suppliers, manufacturing yields, particularly on new products, increased volume and related volume price breaks, timing of volume shipments of new products and potential delays in introductions of new products. Furthermore, continuing uncertainties in the global economic environment and consequences of the ITC Final Determination may affect consumer demand for GPS products. As a result, SiRF may experience declines in demand or average selling prices of its existing products, and its inventories on hand may become impaired, resulting in write-offs either for excess quantities, lower of cost or market considerations or impairment on acquisition-related intangible assets. Such write-offs, when determined, could have a material adverse effect on gross margins and results of operations. See Note 21, Commitments and Contingencies, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

Operating Expenses

SiRF’s results of operations include non-cash expenses related to the estimated fair value of employee stock-based compensation awards. The following table provides the amounts recorded within operating expenses for employee stock-based compensation expense during 2008, 2007 and 2006:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Stock-based compensation expense included within operating expense:
Research and development	$21,643	$20,862	$16,691
Sales and marketing	$6,240	$6,639	$4,008
General and administrative	$9,014	$8,689	$4,791

Research and Development

Research and development expense consists primarily of salaries, bonuses, benefits and stock-based compensation expense for engineering personnel, depreciation of engineering equipment, amortization of intellectual property assets, costs of outside engineering services from contractors and consultants and costs associated with prototype wafers and mask sets. Some of SiRF’s development costs are offset by income from engineering services arrangements with certain customers. Engineering services income was $0.3 million, $0.9 million and $0.6 million in 2008, 2007 and 2006, respectively. Research and development expense for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Research and development	$108,710	$96,701	$75,064
Percentage of net revenue	47%	29%	30%
Increase, period over period	$12,009	$21,637
Percentage increase, period over period	12%	29%

The increase in research and development expense in 2008 compared to 2007 was primarily due to SiRF’s acquisition of Centrality in August 2007, which led to increases in product development-related costs of $5.5 million, compensation-related expenses of $6.4 million, software and equipment expense of $2.1 million and facility-related cost of $0.7 million. Research and development expense was also impacted by an increase in stock-based compensation expense of $0.8 million. This increase was partially offset by decreases in professional consulting costs of $2.2 million due to cost cutting measures and decreases in acquisition-related contingent payments of $2.3 million.

The increase in research and development expense in 2007 compared to 2006 was primarily due to an increase in headcount, which resulted in increases in compensation-related expenses of $11.5 million and higher stock-based compensation expense of $4.2 million. The increase in SiRF’s headcount was primarily attributed to its acquisition of Centrality, as well as the overall growth of its business. The increase in research and development expense was also impacted by increases in facility-related costs, product development costs and consulting expenses as a result of an overall increase in its research and development activities.

As a result of SiRF’s restructuring activities as described elsewhere herein, SiRF expects its research and development expense to decrease in absolute dollar amount in the near future. In addition, due to the challenging macroeconomic environment and competitive pressure, research and development expenses as a percentage of revenue may also decrease.

Sales and Marketing

Sales and marketing expense consists primarily of salaries, bonuses, benefits, stock-based compensation expenses and related costs for sales and marketing personnel, sales commissions, customer support, public relations, tradeshows, advertising and other marketing activities. Sales and marketing expense for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Sales and marketing	$25,414	$27,920	$19,547
Percentage of net revenue	11%	8%	8%
Increase (decrease), period over period	$(2,506)	$8,373
Percentage increase (decrease), period over period	(9)%	43%

The decrease in sales and marketing expense in 2008 compared to 2007 was related to decreases in compensation-related expense of $1.1 million and stock-based compensation expense of $0.4 million, which resulted from lower average headcount during the period related to the reduction in force in July and December 2008. Additionally, in 2008, outside professional services and facilities-related costs decreased by $0.9 million due to SiRF’s cost-cutting efforts.

The increase in sales and marketing expense in 2007 compared to 2006 was primarily due to an increase in headcount that resulted in increased compensation-related expenses of approximately $3.8 million and higher stock-based compensation expense of $2.6 million. The increase in sales and marketing expense was also impacted by increases in sales and marketing activities, travel and entertainment expense and facility-related costs.

General and Administrative

General and administrative expense consists primarily of salaries, bonuses, benefits, stock-based compensation expenses and related costs for finance and administrative personnel, as well as outside service expenses, including legal, accounting and recruiting. General and administrative expense for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
General and administrative	$51,051	$36,708	$19,854
Percentage of net revenue	22%	11%	8%
Increase, period over period	$14,343	$16,854
Percentage increase, period over period	39%	85%

The increase in general and administrative expense in 2008 compared to 2007 was primarily due to incremental ongoing litigation activities and other legal expenses of $13.9 million.

The increase in general and administrative expense in 2007 compared to 2006 was primarily due to ongoing litigation activities and other legal expenses of $8.2 million, as well as an increase in headcount that resulted in higher stock-based compensation expense of $3.9 million and increased compensation-related expenses of approximately $1.6 million. This increase was also impacted by increases in accounting and professional services consulting services and facility-related costs. See Note 21 of “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for a discussion of material legal proceedings during 2008.

Due to the inherent uncertainties of litigation, it is difficult for SiRF to estimate how it will impact its general and administrative expense in the foreseeable future. In addition, SiRF has incurred and will continue to incur expenses in connection with the proposed merger. SiRF will remain liable for these expenses even if it does not complete the merger.

Amortization of Acquisition-Related Intangible Assets

Acquired identified intangible assets other than goodwill consist of acquired developed and core technology, patents, trade names and non-compete agreements. Acquired identified intangible assets are amortized using the straight-line method over their expected useful lives, which range from two to thirteen years.

Amortization of acquisition-related intangible assets for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Amortization of acquisition-related intangible assets	$7,174	$5,514	$3,291
Percentage of net revenue	3%	2%	1%
Increase, period over period	$1,660	$2,223
Percentage increase, period over period	30%	68%

The increase in amortization expense in 2008 as compared to 2007 was due to increased amortization expense of $2.3 million associated with intangible assets acquired as part of SiRF’s acquisition of Centrality in August 2007, offset by certain acquisition-related intangible assets becoming fully amortized. The increase in amortization expense in 2007 as compared to 2006 was due to amortization expense of $3.2 million also associated with SiRF’s acquisition of Centrality in August 2007. The increase in 2007 as compared to 2006 was partially offset by lower amortization expense of $1.0 million due to certain acquisition-related assets having been fully amortized. SiRF expects amortization of acquisition-related intangible assets to decrease in the future due to the acquisition-related intangible asset impairment taken in the second quarter of 2008.

Acquisition-Related Intangible Asset Impairment

In the second quarter of 2008, SiRF performed an impairment analysis over acquisition-related intangible assets due to the significant decline in its stock price and its deteriorating demand outlook due to increased competitive pressures within certain of its markets, as well as macroeconomic uncertainty which translated into a general decline in the demand for devices utilizing its technology. Based on this impairment analysis over acquisition-related intangible assets, SiRF wrote off $30.4 million of acquisition-related intangible assets related to customer relationships, which is included in operating expenses on the consolidated statement of operations. SiRF also wrote off $12.5 million of acquisition-related intangibles related to developed and core technology, which is included in cost of sales on the consolidated statement of operations. Due to the impairment write-downs recorded on acquisition-related intangible assets, SiRF expects the future amortization expense to decrease as compared to the prior year. See Note 9, Goodwill and Identified Intangible Assets, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information. SiRF did not have acquisition-related intangible asset impairment in 2007 or 2006.

Restructuring and Asset Impairment Charges

SiRF had restructuring and asset impairment charges of $3.3 million in 2008 related to severance, asset impairment and excess lease charges resulting from the various corporate restructuring plans approved on March 21, 2008, July 24, 2008 and December 8, 2008. See Note 12, Restructuring, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information. SiRF did not have restructuring charges in 2007 or 2006.

Goodwill Impairment

Beginning in February 2008, SiRF experienced a significant decline in its stock price, resulting in its market capitalization falling below its net book value. In addition, during the second quarter of 2008, SiRF’s demand outlook rapidly deteriorated due to increased competitive pressure within certain of its markets, as well as macroeconomic uncertainty which translated into general softness in the demand for devices utilizing its technology. As a result, SiRF significantly reduced its forecasted revenue, gross margin and operating profit. These factors are considered indicators of impairment under SiRF’s critical accounting policy as outlined in Note 1, Organization and Summary of Significant Accounting Policies, in “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus, and as a result, SiRF performed an interim goodwill analysis as of June 30, 2008. Based on the results of this goodwill analysis, SiRF wrote off the entire goodwill balance and recognized goodwill impairment charges of $215.7 million. See Note 9, Goodwill and Identified Intangible Assets, to “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information. SiRF did not write-off any goodwill in 2007 or 2006.

Acquired In-Process Research and Development Expense

Acquired in-process research and development expense for the periods reported was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(Dollars in thousands)
Acquired in-process research and development expense	$—	$13,900	$13,251
Percentage of net revenue	0%	4%	5%
Increase (decrease), period over period	$(13,900)	$649
Percentage increase (decrease), period over period	(100)%	5%

In connection with the acquisition of Centrality in 2007, SiRF allocated approximately $13.9 million of the purchase price to IPR&D. In connection with the acquisition of TrueSpan in 2006, SiRF allocated approximately $13.3 million of the purchase price to IPR&D. The amount allocated to IPR&D was immediately expensed in the periods the acquisitions were completed, as the associated project had not yet reached technological feasibility and no future alternative uses existed for the technology. In calculating the value of the acquired IPR&D, SiRF, with the assistance of an independent appraiser, used established valuation techniques accepted in the technology industry. This calculation gave consideration to relevant market size and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by SiRF and its competitors, product sales cycles, and the estimated life of the product derived from the underlying technology. The value of the acquired IPR&D reflects the relative value and contribution of the acquired research and development. SiRF considered the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the expected cost to complete the project in determining the value assigned to the acquired IPR&D.

As of the acquisition date, Centrality was in the process of developing its next generation of processor with enriched specifications. As there was significant risk associated with not completing the next generation processor and there was no alternative future use for the technology, the technology was considered to be IPR&D. At the date of the acquisition, the next generation processor was expected to be released in mid-2008. As of December 31, 2007, the next generation processor was successfully taped-out. Samples of the new product were made available in January 2008 for quality assurance testing. In 2008, the samples underwent laboratory testing for functionality and compliance with technological standards and SiRF continued testing its firmware and software integration. During this process some minor issues were uncovered which required a partial mask re-spin. Samples of the product resulting from the mask re-spin were made available in September 2008. Those samples also underwent laboratory testing for functionality and compliance with technological standards. The product is expected to complete full production qualification in the first quarter of 2009 and to begin shipping in volume thereafter. There has been no material variation associated with the next generation processor development.

As of the acquisition date, TrueSpan was in the process of performing technology verification for its DVB and RF chips. The design for the chips was believed to be near completion, but significant risks and uncertainties in the design still existed and diagnosis of verification errors required debugging. Both of these chips were expected to be released in late 2007 at the time of the acquisition. TrueSpan was also working on proprietary software for the functionality of the DVB chip in consumer products, with completion expected in late 2006 at the time of the acquisition. TrueSpan was expected to begin benefiting from both products in 2007. In 2008, the next generation processor was successfully taped-out and samples of the new product were undergoing laboratory testing for functionality and compliance with technological standards. However, in July 2008, as part of SiRF’s restructuring activities, this project has been cancelled.

SiRF is not currently aware of any other material variations between projected results and actual results, nor any new risks or uncertainties associated with completing development within a reasonable period of time of its original estimates. If SiRF does not complete development on these projects or if it does not achieve market acceptance in a timely manner, its results of operations and financial condition could be adversely affected.

Other Income, net

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Interest income, net	3,031	$7,997	$6,865
Other income (expense), net	(862)	(605)	(232)
Gain on divestiture	914	—	—
Release of funds held in escrow in connection with an acquisition	6,000	—	—
Note receivable impairment	(11,800)	—	—

Other income (loss), net	$(2,717)	$7,392	$6,633

The decrease in interest income in 2008, as compared to 2007, was due to lower invested balances at lower interest rates. The increase in interest income in 2007, as compared to 2006, was primarily due to higher invested balances maintained during 2007 prior to SiRF’s acquisition of Centrality and higher returns earned on invested amounts.

Other expense, net in 2008, was primarily related to foreign currency losses of $0.6 million. Other expense, net was higher in 2007 compared to 2006 primarily due to a gain recorded during the fourth quarter of 2006 related to the settlement agreement and mutual release with u-Nav Microelectronics Corp., or u-Nav. Atheros subsequently acquired certain assets of u-Nav, which included this settlement agreement in the fourth quarter of 2007. This was partially offset by lower settlement expense recorded in 2007 compared to 2006 related to an employee arbitration award against SiRF. The amount recorded during the first quarter of 2007 reflects the final settlement related to the employee arbitration matter.

On November 24, 2008, SiRF entered into a share purchase agreement whereby it sold 85% of its holdings in Kisel to certain former Kisel employees for an aggregate of $1.0 million in cash and $2.2 million in promissory notes. As Kisel’s operations and cash flows cannot be clearly distinguished operationally or for financial reporting purposes, this sale did not meet the criteria for discontinued operations treatment and, as such, the historical results of Kisel remain included in the results from operations for all present periods. The net book value of Kisel as of the date of the sale was $2.3 million, including approximately $1.1 million of cash. In relation to the sale, SiRF recorded a net gain on divestiture of $0.9 million.

In the fourth quarter of 2008, SiRF received $6.0 million of the funds previously held in escrow to cover indemnification claims related to the acquisition of Centrality. SiRF recorded this amount under “Other Income” in the consolidated statement of operations because it does not relate to SiRF’s normal operations. See Note 5, Acquisitions and Divestiture, in “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” for further information.

In 2008, SiRF evaluated the recoverability of a note receivable for $13.5 million and determined it was no longer probable that the principal amount under the note receivable was fully recoverable based on information received related to the business prospects of the noteholder. As a result, SiRF wrote down the note receivable to the equivalent fair value of the collateral and recorded an impairment charge of $11.8 million on the condensed consolidated statement of operations. On February 9, 2009, SiRF settled the note receivable and entered into a contingent loan assignment and assumption agreement with the borrower and a third party for the assignment by SiRF of the note receivable which had an outstanding balance of $13.5 million. Under the terms of the loan assignment and assumption agreement, in the event of a change of control of the borrower with the third party, on or before July 24, 2009, SiRF will receive $9.0 million, plus interest from January 31, 2009. On February 24, 2009, SiRF received $9.0 million, plus interest from January 31, 2009 as payment in full under the contingent loan assignment and assumption agreement. See Note 4, Fair Value, and Note 22, Other Income (Expense), to the “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” in this proxy statement/prospectus for further information. See also Note 23, Subsequent Events, to the “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” in this proxy statement/prospectus for subsequent settlement of the note receivable.

Provision for (benefit from) Income Taxes

Provision for income taxes was approximately $38.9 million in 2008, as compared to a provision for income taxes of approximately $4.7 million and $9.0 million in 2007 and 2006, respectively. The provision for income taxes in 2008 was greater than the statutory tax rate due primarily to the provision for valuation allowance, non-deductible goodwill impairment expense, and unbenefitted foreign losses.

Provision for income taxes was approximately $4.7 million in 2007, as compared to a provision for income taxes of approximately $9.0 million in 2006. The provision for income taxes in 2007 was greater than the statutory tax rate due primarily to non-deductible acquired in-process research and development expense incurred as part of the Centrality acquisition, certain non-deductible stock-based compensation expenses and a revision to 2005 and 2006 estimated research and development tax credits, partially offset by benefits from current period research and development tax credits and the tax benefits associated with disqualified dispositions of incentive stock options and Purchase Plan shares.

Emergency Economic Stabilization Act of 2008

The “Emergency Economic Stabilization Act of 2008,” or the Act, which contains the “Tax Extenders and Alternative Minimum Tax Relief Act of 2008,” was signed into law on October 3, 2008. Under the Act, the research credit was retroactively extended for amounts paid or incurred after December 31, 2007 and before January 1, 2010. As a result of the U.S. valuation allowance, there is no impact to SiRF’s 2008 effective tax rate.

California Assembly Bill 1452

On September 30, 2008, California enacted Assembly Bill 1452 which among other provisions, suspends net operating loss deductions for 2008 and 2009 and extends the carryforward period of any net operating losses not utilized due to such suspension; adopts the federal 20-year net operating loss carryforward period for losses attributable to 2008 and forward; phases in the federal two-year net operating loss carryback periods beginning in 2011 and limits the utilization of tax credits to 50% of a taxpayer’s taxable income for 2008 and 2009. There is no tax impact to SiRF’s 2008 effective tax rate as the result of this law change.

Liquidity and Capital Resources

Financial Condition

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Net cash provided by (used in) operating activities	$(11,719)	$35,046	$49,464
Net cash used in investing activities	(10,458)	(87,193)	(31,735)
Net cash provided by financing activities	7,054	19,293	32,206

Net increase (decrease) in cash and cash equivalents	$(15,123)	$(32,854)	$49,935

As of December 27, 2008, SiRF had $115.8 million in cash, cash equivalents, and marketable securities and $117.2 million in working capital, as compared to cash, cash equivalents and marketable securities balance of $139.4 million and $166.8 million in working capital as of December 31, 2007. SiRF uses independent semiconductor manufacturers to fabricate its semiconductors. By outsourcing its manufacturing, SiRF is able to focus more of its resources on product design and eliminate the high cost of owning and operating its own manufacturing facility. To date, SiRF has not experienced liquidity issues. However, given the uncertainties in the global economic environment, SiRF could experience liquidity issues if its customers have to reduce their orders or if SiRF is unable to collect on its accounts receivable.

On January 15, 2009, the ITC issued its Final Determination in connection with the Broadcom patent infringement investigation. Certain software pertaining to SiRFstarIII hardware products and three of SiRF’s premium software, SiRFLoc, SiRFNav and SiRFInstantFix, are subject to the ITC Final Determination. The ITC determined to limit the scope of the limited exclusion order to products that are manufactured abroad or imported by, or on behalf of, E-TEN Information Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Tharos Science & Applications, Inc., or the Named Respondents, and that are covered by the asserted patent claims. The limited exclusion order prohibits the unlicensed entry of the infringing products into the United States by or on behalf of SiRF or the Named Respondents. The cease and desist order prohibits SiRF Technology and the domestic Named Respondents from importing or selling in the United States SiRF Technology’s products that may be found to infringe any asserted patent. To comply with the ITC Final Determination, SiRF has released new software versions of SiRFLoc, SiRFNav, SiRFInstantFix and software pertaining to SiRFstarIII hardware products. Pursuant to a letter dated May 21, 2009 received by SiRF on May 29, 2009, United States Customs issued a determination involving the redesigned software incorporated into the GPS devices subject to a limited exclusion order issued by the ITC in the ITC proceeding. United States Customs determined that SiRF has established by a preponderance of the evidence that its redesigned GPS chips fall outside of the scope of the exclusion order issued by the ITC. As a result of that ruling, United States Customs determined to issue instructions to United States ports not to exclude from entry into the United States the approved redesigned GPS chips and products containing the same from SiRF. Thus, United States Customs will allow the approved redesigned SiRF products, and products that contain the SiRF chips, to be imported for consumption and sale in the United States. However, the ITC proceedings may still have a material adverse effect on SiRF, including, for example, if Broadcom challenges the U.S. Customs ruling and prevails. In addition, the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products were found to be infringing by the ITC. As such, SiRF is prohibited from conducting certain activities in the United States with respect to these products, including selling, marketing or testing the products in the United States. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products. In 2008, the Named Respondents collectively represent approximately 7% of SiRF’s net revenue.

Operating Activities. Net cash used in operating activities was $11.7 million in 2008 and net cash provided by operating activities was $35.0 million and $49.5 million in 2007 and 2006, respectively. Net cash used in operating activities in 2008 resulted primarily from a net loss of $399.0 million, adjusted for non-cash reconciling items of approximately $367.4 million related to goodwill impairment charges of $215.7 million, impairment and amortization of intangible assets of $64.5 million, note receivable impairment of $11.8 million, changes in net deferred tax assets of $38.1 million and stock-based compensation expense of $38.4 million. Net cash used in operating activities was also impacted by net changes in assets and liabilities of $19.8 million driven by lower accounts receivable and inventory balances of $31.4 million, offset by lower accounts payable and accrued compensation of $11.6 million. The note receivable was subsequently assigned and settled by the assignee of the note receivable by payment to SiRF in the amount of $9.0 million on February 23, 2009. See Note 23, Subsequent Events, in “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

Net cash provided by operating activities in 2007 resulted primarily from a net loss of $10.4 million, adjusted for non-cash reconciling items of approximately $63.9 million related to stock-based compensation expense, acquired in-process research and development expense, depreciation and amortization expense, changes in net deferred tax assets and gross excess tax benefits from stock-based compensation. Net cash provided by operating activities was also impacted by net changes in assets and liabilities of $18.4 million primarily resulting from higher accounts receivable and inventory balances, partially offset by increases in other accrued liabilities and deferred margin on shipments to distributors.

Investing Activities. Net cash used in investing activities was $10.5 million, $87.2 million and $31.7 million in 2008, 2007 and 2006, respectively. Net cash used in investing activities in 2008 primarily resulted from net sales of available-for-sale investments providing cash of $9.0 million, offset by a loan in exchange for a note receivable of $13.5 million, and to a lesser extent capital expenditures, net of disposals of $7.1 million and purchases of intellectual property of $4.8 million. Net cash used in investing activities was partially offset by $6.0 million in released escrow funds from the Centrality acquisition. The note receivable was subsequently assigned and settled by the assignee of the note receivable by payment to SiRF in the amount of $9.0 million on February 23, 2009. See Note 23, Subsequent Events, in “Index to Consolidated Financial Statements of SiRF—Notes to Consolidated Financial Statements” of this proxy statement/prospectus for further information.

Net cash used in investing activities in 2007 primarily resulted from payment of $101.7 million, net of cash acquired, in connection with the acquisition of Centrality in the third quarter of 2007. In addition, during the second quarter of 2007, SiRF paid approximately $1.8 million in contingent cash payments associated with its acquisition of Kisel, which resulted in an increase in goodwill related to this acquisition. Capital expenditures, net of disposals of $8.3 million and purchases of intellectual property assets of $0.7 million further impacted SiRF’s net cash used in investing activities during 2007. Net sales of available-for-sale investments provided cash of $25.3 million during 2007.

Financing Activities. Net cash provided by financing activities was approximately $7.1 million, $19.3 million and $32.2 million in 2008, 2007 and 2006, respectively. Net cash provided by financing activities in 2008 was primarily due to proceeds from the $6.6 million issuance of common stock.

Net cash provided by financing activities in 2007 resulted primarily from proceeds from stock option exercises and purchases of shares in connection with SiRF’s Purchase Plan of approximately $15.3 million and $7.7 million related to the gross excess tax deductions in excess of compensation cost as required under SFAS No. 123R. During the fourth quarter of 2007, SiRF paid $3.5 million of outstanding borrowings related to a loan and security agreement that was assumed in connection with SiRF’s acquisition of Centrality in August 2007, which offset the items discussed above.

SiRF maintains a short-term revolving line of credit under which it may borrow up to $5.0 million, including $5.0 million in the form of letters of credit, with an interest rate equal to the prime rate (3.25% as of December 27, 2008) plus 1.25%. The line of credit is set to expire in the first quarter of fiscal 2009. There were no borrowings under the line of credit as of December 27, 2008 or December 31, 2007. There were no letters of credit collateralized by the line of credit as of December 27, 2008 or December 31, 2007. SiRF currently has no plans to obtain additional debt financing and does not foresee its bank line of credit having a significant impact on its ability to obtain equity financing.

SiRF had no capital lease agreements as of December 27, 2008. As of December 31, 2007, it had $0.1 million in outstanding borrowings from capital leases. Capital expenditures, net of disposals were $7.1 million, $8.3 million and $4.5 million in 2008, 2007 and 2006, respectively. These expenditures consisted primarily of computer and test equipment, software purchases and leasehold improvements. SiRF believes that additional research and development infrastructure resources are required to expand its core technologies and product offerings. SiRF has no material commitments for capital expenditures.

SiRF believes that its existing cash, investments, amounts available under its bank line of credit, and cash generated from operating activities will be sufficient to meet its working capital and capital expenditure requirements for the next 12 months. If SiRF requires additional capital resources to grow its business internally or to acquire complementary technologies and businesses at any time in the future, it may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities could result in more dilution to its stockholders.

Contractual Obligations and Commitments

As of December 27, 2008, SiRF’s principal contractual obligations and commitments consisted of amounts payable under operating leases, non-cancelable purchase obligations and obligations associated with its gross unrecognized tax benefits.

The following summarizes SiRF’s contractual obligations and commitments at December 27, 2008:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	> 5 Years
	(In thousands)
Capital lease obligations	$—	$—	$—	$—	$—
Operating leases	$10,698	5,871	4,802	25	—
Non-cancelable purchase obligations	1,521	1,521	—	—	—

Total	$12,219	$7,392	$4,802	$25	$—

As of December 27, 2008, SiRF’s total amount of unrecognized tax benefits was $13.2 million and is considered a long-term obligation. SiRF has recognized a net amount of $3.0 million in “long-term income taxes payable” for unrecognized tax benefits in its consolidated balance sheets. As SiRF is unable to make reasonably reliable estimates of the period of cash settlement associated with these obligations with the respective taxing authority, the above table does not reflect the total amount of unrecognized tax benefits of $13.2 million.

Off-Balance-Sheet Arrangements

As of December 27, 2008, SiRF did not have any significant off-balance-sheet arrangements, as defined in SEC regulations.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

SiRF’s exposure to market risks for changes in interest rates relates primarily to its investment portfolio. SiRF considers highly liquid investments with original maturities of 90 days or less to be cash equivalents. Investments with original maturities over 90 days and remaining maturities less than one year are considered short-term investments and investments with remaining maturities greater than one year are considered long-term investments. As of December 27, 2008, SiRF’s cash equivalents and investments are principally comprised of high-quality commercial paper, obligations of the United States government sponsored enterprises and money market accounts. SiRF has analyzed its interest rate exposure to assess the impact of hypothetical changes in interest rates. SiRF does not believe a hypothetical 10% decrease or increase in interest rates from the December 27, 2008 period end rates would have a material effect on the fair market value of its portfolio, its results of operations or cash flows.

Foreign Currency Exchange Risk

SiRF’s exposure to adverse movements in foreign currency exchange rates is primarily related to its subsidiaries’ operating expenses, primarily in Belgium, China, Germany, India, Japan, Korea, Singapore, Taiwan and United Kingdom, denominated in the respective local currency. SiRF does not believe a hypothetical 10% decrease or increase in foreign currency exchange rates would have a material impact on its consolidated financial statements or results of operations. All of its sales are transacted in United States dollars.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF SiRF

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of May 22, 2009, as to shares of SiRF common stock beneficially owned by: (i) each person who is known by SiRF to own beneficially more than 5% of its common stock, (ii) each of SiRF’s executive officers set forth below, collectively referred to as the named executive officers, (iii) each of SiRF’s directors and (iv) all SiRF directors and executive officers as a group. Unless otherwise stated below, the address of each beneficial owner listed on the table is c/o SiRF Technology Holdings, Inc., 217 Devcon Drive, San Jose, California 95112.

SiRF has determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, SiRF believes, based on the information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

The percentage of common stock beneficially owned is based on 63,888,147 shares outstanding as of May 22, 2009. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, SiRF deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days after May 22, 2009. SiRF did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

In addition, in an effort to promote retention and to better assure a stable and dedicated employee base during the current difficult economic and industry environments, on May 5, 2009, with the prior consent of CSR, SiRF’s board of directors approved the grant to SiRF employees of an aggregate of 1,664,500 restricted stock units, or RSUs, and 523,500 stock options, which grants were effective on May 8, 2009 and are not currently vested or exercisable. This grant was on the date of SiRF’s regularly scheduled annual grant to employees and executives. Of these amounts, an aggregate of 174,500 RSUs and 523,500 stock options were granted to executive officers, and none were granted to members of SiRF’s board of directors. All of the newly issued RSUs and stock options will receive the same treatment in the merger as all previously issued RSUs and stock options. The RSUs and stock options will vest 20% on the first anniversary of the grant date, 30% on the second anniversary of the grant date and 50% on the third anniversary of the grant date if the recipient continues to be employed at such date. None of such RSUs and stock options provide for accelerated vesting.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
5% Stockholders
Galleon Management (1)	8,265,178	13.1%
Named Executive Officers and Directors
Diosdado P. Banatao (2)	2,243,004	3.5%
Michael L. Canning (3)	6,000	*
Dennis Bencala (4)	55,468	*
Geoffrey Ribar (5)	4,301	*
Philip Lau (6)	900	*
Kanwar Chadha (7)	1,441,699	2.3%
Robert Baxter (8)	317,315	*
John Quigley (9)	80,533	*
Atul Shingal (10)	204,662	*
Moiz M. Beguwala (11)	108,817	*
Mohanbir Gyani (12)	106,692	*
Stephen C. Sherman (13)	137,822	*
James M. Smaha (14)	113,020	*
Sam S. Srinivasan (15)	157,124	*
All directors and executive officers as a group (15 persons) (16)	5,184,123	8.1%

*	Represents beneficial ownership of less than 1%

(1)

Principal address is 590 Madison Avenue, 34th Floor, New York, NY 10022. Based solely on information reported on a Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009 by entities affiliated with Galleon Management LLC. These shares consist of 8,265,178 shares beneficially owned by Galleon Special Opportunities Management LLC and Galleon Special Opportunities Management LLC, each with shared voting and dispositive power over the shares. As managing member of Galleon International Management LLC (which is the managing member of Galleon Special Opportunities Management LLC), Raj Rajaratnam has shared voting dispositive power over these shares and may be deemed to beneficially own these shares.

(2)

Principal address is c/o Tallwood Venture Capital, 400 Hamilton Ave., Suite 200, Palo Alto, California 94301. Based on information reported on a Form 4 filed with the Securities and Exchange Commission on December 15, 2008, by Mr. Banatao. Includes 62,188 shares subject to options that are immediately exercisable, 1,086,816 shares held by Tallwood Partners LLC, 54,000 shares held by the Banatao Heritage Trust, 900,000 shares held by Tallwood Equities, LLC and 140,000 shares held by the Tallwood Investment Trust IV. The Reporting Person and his spouse are co-trustees of the Banatao Living Trust. The Banatao Living Trust is the managing member of Tallwood Partners LLC and Tallwood Equities, LLC. The Reporting Person is the co-trustee of the Banatao Heritage Trust and disclaims beneficial ownership of the shares held by such trust. The Reporting Person is a beneficiary of the Tallwood Investment Trust IV and disclaims beneficial ownership of the shares held by such trust, except to the extent of his pecuniary interest.

(3)	Mr. Canning, SiRF’s former CEO, resigned from SiRF effective April 17, 2008. Based solely on information reported on a Form 4 filed with the Securities and Exchange Commission on May 5, 2008.

(4)	Includes 48,360 shares subject to options that are immediately exercisable.

(5)

Mr. Ribar, SiRF’s former CFO, resigned from SiRF effective May 8, 2008. Based on information reported on a Form 4 filed with the Securities and Exchange Commission on January 22, 2008 and taking into account 22,500 restricted stock units that were cancelled upon his resignation.

(6)

Mr. Lau, SiRF’s former Corporate Controller, resigned from SiRF effective August 8, 2008. Based on information reported on a Form 4 filed with the Securities and Exchange Commission on August 6, 2008 and taking into account 35,700 restricted stock units that were cancelled upon his resignation.

(7)

Includes 587,093 shares subject to options that are immediately exercisable. Also includes 666 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009 and 54,400 shares held in trust for members of Mr. Chadha’s family.

(8)

Mr. Baxter, SiRF’s former Senior Vice President, resigned from SiRF effective February 27, 2009. Based on information reported on a Form 4 filed with the Securities and Exchange Commission on August 6, 2008 and taking into account 104,000 restricted stock units that were cancelled upon his resignation and 271,157 shares subject to options that are immediately exercisable.

(9)	Includes 64,000 shares subject to options that are immediately exercisable. Also includes 2,000 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(10)	Includes 170,500 shares subject to options that are immediately exercisable. Also includes 666 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(11)	Includes 75,000 shares subject to options that are immediately exercisable. Also includes 23,187 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(12)	Includes 80,791 shares subject to options that are immediately exercisable. Also includes 25,901 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(13)	Includes 107,000 shares subject to options that are immediately exercisable. Also includes 30,822 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(14)	Includes 84,000 shares subject to options that are immediately exercisable. Also includes 28,020 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(15)	Includes 103,500 shares subject to options that are immediately exercisable. Also includes 33,624 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

(16)	Includes 1,819,829 shares subject to options that are immediately exercisable. Also includes 164,616 shares subject to options or restricted stock units exercisable within 60 days of May 22, 2009.

Equity Compensation Plans

The following table sets forth information as of May 22, 2009 with respect to shares of SiRF’s common stock that may be issued under its existing equity compensation plans, including its 1995 Stock Option Plan, 2004 Stock Incentive Plan, 2004 Employee Stock Purchase Plan, TrueSpan 2004 Stock Incentive Plan and Centrality 1999 Stock Plan.

At CSR’s extraordinary general meeting scheduled for June 25, 2009, CSR shareholders will be asked to approve a new employee stock purchase plan to allow the continuation of SiRF’s current employee purchase arrangements.

EQUITY COMPENSATION PLANS INFORMATION

Plan Category	(A) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (3)	(C) Number of Securities Remaining for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by stockholders	10,226,257	$9.32	6,167,082	(1),(2)
Equity compensation plans not approved by stockholders	—	—	—

Total	10,226,257	$9.32	6,167,082

(1)

Includes the number of shares reserved for issuance under SiRF’s 2004 Stock Incentive Plan. The number of shares reserved for issuance under SiRF’s 2004 Stock Incentive Plan will be increased on the first day of each of SiRF’s fiscal years from 2005 to 2014 by the lesser of 5,000,000 shares, 5% of the outstanding shares of its common stock on the last day of the immediately preceding year or a lesser amount determined by SiRF’s Board of Directors. Stock options, restricted stock, restricted stock units or stock appreciation rights may be awarded under the 2004 Stock Incentive Plan. For 2009, no additional share reserve increase was approved by SiRF’s board of directors.

(2)

Includes 945,339 shares available for sale pursuant to SiRF’s 2004 Employee Stock Purchase Plan. Shares of common stock will be purchased at a price equal to 85% of the fair market value per share of common stock on either the first day preceding the offering period or the last date of the offering period, whichever is less. The number of shares reserved for issuance will be increased on the first day of each fiscal year, commencing in 2005, by the lesser of 750,000 shares, 1.5% of the outstanding common stock on the last day of the immediately preceding year, or such lesser number of shares as is determined by SiRF’s board of directors. For 2009, no additional share reserve increase was approved by SiRF’s board of directors.

(3)	There is no exercise price associated with outstanding restricted stock units. The weighted average exercise price is equal to that of outstanding options and warrants.

MATERIAL TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences of the Merger

General

The following general discussion describes the anticipated material U.S. federal income tax consequences of the merger and the ownership of CSR ordinary shares that are generally applicable to U.S. holders (as defined below) of SiRF common stock. However, this discussion does not address all aspects of taxation that may be relevant to particular U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In addition, this discussion does not address the tax treatment of special classes of U.S. holders, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding SiRF common stock as part of a hedging or conversion transaction or as part of a “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, and non-U.S. holders. This discussion may not be applicable to holders who acquired SiRF common stock pursuant to the exercise of options or warrants or otherwise as compensation. Furthermore, this discussion of U.S. federal income tax matters does not give a detailed discussion of any state or local tax considerations or tax considerations with respect to any non-U.S. jurisdiction. We urge you to consult your own tax advisor as to the specific tax consequences of the merger and the ownership of CSR ordinary shares, including the applicable U.S. federal, state, local and foreign tax consequences to you of the merger and the ownership of CSR ordinary shares.

As used in this discussion of U.S. federal income tax consequences of the merger, a “U.S. holder” means a holder of SiRF common stock or CSR ordinary shares who or that holds such stock as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, or the Code, and is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States, any State thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (iv) any person that is subject to U.S. federal income tax on its worldwide income. As used herein, a “non-U.S. holder” refers to any holder of SiRF common stock or CSR ordinary shares (other than a partnership) who is not a “U.S. holder.”

This discussion set forth herein is based on the Code, applicable Department of Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this proxy statement/prospectus, as well as representations and covenants (including representations and covenants regarding the absence of changes in existing facts and that the conversion and the merger will be completed in accordance with this proxy statement/prospectus and the merger agreement) and including the representations contained in representation letters of SiRF and CSR. To the extent they constitute summaries of U.S. federal income tax laws or legal conclusions with respect thereto, this discussion and the discussion under the heading “Material U.S. Federal Income Tax Consequences of Owning CSR Ordinary Shares” represent the opinions of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to CSR, and Simpson Thacher & Bartlett LLP, counsel to SiRF. None of the tax opinions, this discussion or the discussion under the heading “Material U.S. Federal Income Tax Consequences of Owning CSR Ordinary Shares” are binding on the U.S. Internal Revenue Service, or the IRS, or the courts. In addition, neither CSR nor SiRF intends to request a ruling from the IRS with respect to the merger. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representation to be true, correct and complete in all material respects, or the breach of any of the covenants, may adversely affect the accuracy of the statements and conclusions described in this proxy statement/prospectus. Neither SiRF nor CSR is currently aware of any facts or circumstances that would cause any representations made by it to Paul, Weiss, Rifkind, Wharton & Garrison LLP or Simpson Thacher & Bartlett LLP to be untrue or incorrect in any material respect.

Material Tax Consequences of the Merger

Assuming that the merger is completed according to the terms of the merger agreement and based upon facts, factual representations and assumptions contained in the representation letters provided by SiRF and CSR, all of which must continue to be true, correct, and complete in all material respects as of the effective time of the merger, it is the opinion of each of Paul, Weiss, Rifkind, Wharton & Garrison, LLP, counsel to CSR, and Simpson Thacher & Bartlett LLP, counsel to SiRF, that the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code and that CSR will be treated as a corporation under Section 367(a) of the Code with respect to each transfer of property to CSR pursuant to the merger.

Based on the conclusions set forth in the tax opinions, the material U.S. federal income tax consequences of the merger will be as follows:

•

A U.S. holder of SiRF common stock will not recognize income, gain or loss upon such U.S. holder’s receipt of CSR ordinary shares in exchange for such U.S. holder’s SiRF common stock, except with respect to cash that is received instead of fractional CSR ordinary shares;

•

The aggregate tax basis of the CSR ordinary shares received by a U.S. holder in the merger, including fractional shares for which cash is ultimately received, will be the same as the aggregate tax basis of the SiRF common stock exchanged therefor; and

•	The holding period for CSR ordinary shares that a U.S. holder receives in the merger will include the holding period of the SiRF common stock exchanged therefor.

If a U.S. holder acquired different blocks of SiRF common stock at different times and at different prices, such U.S. holder’s tax basis and holding period in the CSR ordinary shares may be determined by reference to each block of SiRF common stock.

If a U.S. holder receives cash instead of a fractional CSR ordinary share, such U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between such U.S. holder’s tax basis in the fractional share (as described above) and the amount of cash received. If a U.S. holder actually or constructively owns CSR ordinary shares before the merger and the distribution of cash to such U.S. holder has the effect of the distribution of a dividend, some or all of the cash received could be taxed as dividend income. U.S Holders should consult their tax advisors regarding the treatment of cash instead of fractional shares.

It is not a condition to the completion of the merger that either SiRF or CSR receive an opinion from its respective counsel that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code or that CSR will be treated as a corporation under Section 367(a) of the Code with respect to each transfer by SiRF stockholders of SiRF common stock to CSR pursuant to the merger. Although not anticipated, facts and circumstances may change between the date of this proxy statement/prospectus and the closing date of the merger, potentially with such change in facts and circumstances causing the merger to be a fully taxable transaction for SiRF stockholders. The merger may be consummated even if it is a fully taxable transaction for U.S. holders of SiRF common stock. If the merger fails to qualify as a reorganization within the meaning of Section 368(a) of the Code or if CSR is not treated as a corporation under Section 367(a) of the Code, a U.S. holder of SiRF common stock will recognize taxable gain or loss on the merger equal to the difference between the fair market value of the CSR ordinary shares received in the merger and such U.S. holder’s tax basis in the SiRF common stock surrendered in the merger. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such U.S. holder’s holding period for such U.S. holder’s SiRF common stock is greater than one year. Long-term capital gain of non-corporate stockholders is subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Dissenting Shares

A U.S. holder who receives cash in respect of dissenting SiRF common stock will generally recognize capital gain or loss equal to the difference, if any, between the amount of cash received and such U.S. holder’s basis in the dissenting shares unless such U.S. holder actually or constructively owns CSR ordinary shares before the merger and the payment to such U.S. holder has the effect of a distribution of a dividend. In such case, some or all of the payment could be taxed as dividend income. U.S. holders who dissent from the merger are urged to consult their own tax advisors.

Five Percent Transferee Shareholders

A U.S. holder of SiRF common stock who is a five-percent transferee shareholder, as defined in regulations promulgated by the Department of Treasury under Section 367(a) of the Code, with respect to CSR after the merger will qualify for non-recognition treatment as described in this proxy statement/prospectus only if such U.S. holder files a “gain recognition agreement,” as defined in the U.S. Treasury Department regulations promulgated under Section 367(a) of the Code, with the IRS. Any U.S. holder of SiRF common stock who will be a five-percent transferee shareholder with respect to CSR after the merger is urged to consult with his or her tax advisor concerning the decision to file a gain recognition agreement and the procedures to be followed in connection with that filing.

Backup Withholding

Non-corporate SiRF stockholders may be subject to backup withholding on cash payments received instead of fractional CSR ordinary shares. Backup withholding will not apply, however, to a stockholder who:

•

furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;

•	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or

•	provides a certification of foreign status on Form W-8BEN or a successor form.

A stockholder who fails to provide the correct taxpayer identification number on Form W-9 may be subject to penalties imposed by the IRS. CSR will provide a Form W-9 to you after the merger. Any amount withheld under these rules will be credited against the shareholder’s U.S. federal income tax liability.

Reporting Requirements

Certain significant SiRF stockholders (generally those who own at least five percent of SiRF) may be required to attach a statement to their tax returns for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the U.S. Treasury Department regulations. The statement attached by such SiRF stockholder would include such stockholder’s tax basis in the SiRF common stock surrendered and a description of the CSR ordinary shares received in the merger. SiRF stockholders are urged to consult their own tax advisors as to the necessity of attaching such a statement to their tax returns.

Material U.S. Federal Income Tax Consequences of Owning CSR Ordinary Shares

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. holders owning stock of a passive foreign investment company, or PFIC. A foreign corporation generally will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value of its assets are considered “passive assets” (generally, assets that generate passive income). Based upon current projections of the combined company’s holdings of cash and liquid assets such as bank deposits and marketable securities (all of which are “passive” assets for these purposes) and CSR’s current share price (which affects the valuation of certain assets including goodwill), CSR believes that it may be treated as a PFIC for U.S. federal income tax purposes with respect to the current taxable year and thereafter. However, the determination of whether a company is a PFIC is highly factual, and will depend, among other things, upon CSR’s share price and future financial performance. Accordingly, neither Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to CSR, nor Simpson Thacher & Bartlett LLP, counsel to SiRF, express any opinion as to CSR’s status as a PFIC for U.S. federal income tax purposes. CSR will notify U.S. holders of ordinary shares if it determines that it is a PFIC for a given taxable year.

If CSR were classified as a PFIC for any taxable year during which U.S. holders hold CSR ordinary shares, U.S. holders would be subject to special, adverse rules unless, as described below, they make either a “QEF”

election or a “mark-to-market” election with respect to their CSR ordinary shares. Absent such elections, U.S. holders’ gain from the sale or other disposition of CSR ordinary shares and “excess distributions” received from CSR would be ordinary income. Such income would be taxed as if the gain or excess distribution had been realized ratably over the U.S. holders’ holding period and would be increased by an interest charge with respect to underpayments of tax as if the ratable portion of the gain or excess distribution with respect to a given prior taxable year had been subject to tax in such year. An excess distribution generally would be any distribution to a U.S. holder with respect to CSR ordinary shares during a single taxable year that is greater than 125% of the average annual distributions received by such U.S. holder with respect to CSR ordinary shares during the three preceding taxable years or, if shorter, during his or her holding period with respect to the CSR ordinary shares. For these purposes, gifts, exchanges pursuant to corporate reorganizations, and pledges of CSR ordinary shares for use as a security for a loan may be treated as taxable dispositions.

U.S. holders who make neither a mark-to-market election nor a QEF election will be required to file an IRS Form 8621 if they own CSR ordinary shares in any year in which CSR is a PFIC and they receive a distribution from CSR or dispose of their CSR shares (and will also be required to file this form to make certain elections with respect to their CSR shares).

Mark-to-Market Election. If CSR ordinary shares are considered to be traded on a “qualified exchange or other market,” U.S. holders would not be subject to the foregoing PFIC taxation rules if they make a “mark-to-market” election with respect to their CSR ordinary shares. Although the determination of whether shares are traded on a “qualified exchange or other market” is factual and there is no specific authority that designates certain non-U.S. exchanges as “qualified exchanges,” CSR expects that U.S. holders of CSR ordinary shares will be able to make this election because CSR’s shares are currently traded on the LSE. However, no assurance can be provided in this regard. After making such an election, U.S. holders generally would include as ordinary income in each year during which the election is in effect and during which CSR is a PFIC the excess, if any, of the fair market value of CSR ordinary shares at the end of the taxable year over their adjusted basis in such CSR ordinary shares. U.S. holders also would be allowed to take an ordinary loss in respect of the excess, if any, of their adjusted basis in CSR ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income that was previously included as a result of the mark-to-market election). U.S. holders’ tax basis in CSR shares would be adjusted to reflect any income or loss amounts resulting from a mark-to-market election. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years in which CSR is a PFIC unless the CSR ordinary shares were not considered to be traded on a “qualified exchange or other market” or the IRS consented to the revocation of the election. For any year for which CSR is not a PFIC, the mark-to-market election is inoperative. U.S. holders make the mark-to-market election on IRS Form 8621, which must be filed along with their tax return for the taxable year for which the election is to take effect on or before the due date for such return (including extensions). U.S. holders who decide to make the mark-to-market election are advised to make the election for the first taxable year for which CSR is a PFIC. U.S. holders must report income and loss with respect to the election for each year for which CSR is a PFIC on IRS Form 8621.

QEF Election. The PFIC taxation rules outlined above also would not apply to U.S. holders that elect to treat CSR as a “qualified electing fund” or “QEF.” U.S. holders that are eligible for and timely make a QEF election, would include in income each year for which CSR is a PFIC (and would be subject to current U.S. federal income tax on) their pro rata share of CSR’s ordinary earnings, as ordinary income, and net capital gains, as long-term capital gain, for the taxable year that ends with or within their taxable year, regardless of whether such amounts are actually distributed. Any such ordinary income would not be eligible for the favorable rates applicable to qualified dividend income. Corporate U.S. holders would not be eligible for a dividends received deduction in respect of such income or gain. U.S. holders’ adjusted tax basis in CSR ordinary shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in U.S. holders’ adjusted tax basis in CSR ordinary shares and would not be taxed again. U.S. holders would not, however, be entitled to a deduction for their pro rata share of any losses that CSR incurred with respect to any year.

U.S. holders may only make a QEF election if CSR provides them with the information needed to determine CSR’s ordinary earnings and net capital gains. If it is a PFIC, CSR will provide U.S. holders with the information that is necessary in order to make a QEF election and to report their shares of ordinary earnings and net capital gains for each year for which CSR is a PFIC. CSR has had substantial taxable income in prior years, and may have taxable income in 2009 or any future year in which it is a PFIC. As CSR historically has not made cash distributions with respect to its stock, U.S. holders may be taxed on significant “phantom” income if they make a QEF election. A U.S. holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but any taxes deferred would be subject to an interest change. For any year for which CSR is not a PFIC, the QEF election would be inoperative. If U.S. holders make a QEF election, they would generally recognize capital gain or loss on the sale, exchange or other disposition of CSR ordinary shares. The QEF election is made by each U.S. holder, and can only be revoked with the consent of the IRS. U.S. holders make the QEF election on IRS Form 8621, which must be filed along with their tax return for the first taxable year to which the election will apply on or before the due date for such return (including extensions). U.S. holders who decide to make the QEF election are advised to make the election for the first taxable year for which CSR is a PFIC. A U.S. holder also must file Form 8621 with the IRS for each subsequent year that the election is in effect.

U.S. holders cannot make both a mark-to-market election and a QEF election.

U.S. holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership and disposition of CSR ordinary shares, including the availability and advisability of making a mark-to-market or QEF election.

Taxation of Dividends

Subject to the passive foreign investment company rules described above, for U.S. federal income tax purposes, a U.S. holder will generally include in gross income the amount of any dividend paid by CSR to the extent paid out of CSR’s current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes, as ordinary income when the dividend is actually received by the U.S. holder. Individual U.S. holders currently are taxed at a maximum rate of 15% on dividends received from “qualified foreign corporations,” provided the U.S. holders satisfy certain holding period and other requirements. In order to be treated as a “qualified foreign corporation,” CSR must be eligible for benefits of the United States income tax treaty with the United Kingdom. Although CSR believes that it is currently eligible for such treaty benefits, there can be no assurance that this will be the case for any taxable year. Further, individual U.S. holders will not be eligible for the reduced rates of dividend taxation if CSR is a PFIC for the taxable year of the dividend payment or the preceding taxable year. Corporate U.S. holders will be taxed on dividends received from CSR at a 35% tax rate. Dividends generally will be income from sources outside of the United States for foreign tax credit limitation purposes, and generally will not be eligible for the dividends-received deduction that is allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of CSR’s current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the CSR ordinary shares and thereafter as capital gain.

The amount of the dividend includible in the income of a U.S. holder will be the U.S. dollar value of the dividend determined at the spot rate on the date that dividend is includible in the income of the U.S. holder, regardless of whether the payment is in fact converted into U.S. dollars at such time. A U.S. holder will have a basis in any GBP distributed by CSR equal to the U.S. dollar value of the GBP on the date it is actually or constructively received by the U.S. holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date that payment is converted into U.S. dollars will be treated as ordinary income or loss.

Taxation of Capital Gains

Subject to the PFIC rules described above, upon a sale or other disposition of CSR ordinary shares, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the CSR ordinary shares. Gain or loss recognized will be long-term capital gain or loss with respect to CSR ordinary shares held for more than 12 months at the time of the sale or other disposition and any gain recognized generally will be income from sources within the United States for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

In general, dividend payments with respect to CSR ordinary shares and proceeds from the sale or other disposition of CSR ordinary shares made (or deemed made) within the United States may be subject to information reporting to the IRS and U.S. backup withholding (currently at a rate of 28%). Backup withholding will generally not apply to a holder who:

•

furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that such holder is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules;

•	is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact; or

•	provides a certification of foreign status on Form W-8BEN or a successor form.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the holder furnished the required information to the IRS.

Material U.K. Tax Consequences of Owning CSR Ordinary Shares

The following paragraphs summarize the material U.K. tax consequences for investors who are not resident in the U.K. for U.K. tax purposes (including U.S. investors who are not resident in the U.K. for U.K. tax purposes) regarding ownership and disposal of CSR ordinary shares.

The following paragraphs, which are intended as a general guide only, are based on current U.K. tax legislation and what is understood to be HM Revenue & Customs (the U.K. tax authority) practice (which are both subject to change at any time). They summarize certain limited aspects of the U.K. tax treatment of holders of CSR ordinary shares and apply only to the position of holders of CSR ordinary shares who for U.K. tax purposes are beneficial owners of their CSR ordinary shares, hold their CSR ordinary shares as an investment (and not as assets to be realized in the course of a trade) and are not treated as having acquired their CSR ordinary shares by reason of their employment. The following paragraphs do not apply to individuals or companies that hold, directly or indirectly, 10% or more of the voting power in CSR. Holders of CSR ordinary shares who are in any doubt as to their taxation position should consult an appropriate professional advisor immediately.

Taxation of Distributions

Under current U.K. taxation legislation, no tax will be withheld by CSR from cash dividend payments. Holders of CSR ordinary shares who are resident outside the U.K. will generally not receive any payment from HM Revenue & Customs in respect of any tax credit on dividends paid by CSR.

Holders of CSR ordinary shares who are not resident or, in the case of individuals, ordinarily resident, in the U.K. and who do not carry on a trade, profession, or vocation in the U.K. through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired will not generally be liable to pay any U.K. tax in respect of any dividends received on their CSR ordinary shares. Holders of CSR ordinary shares who are resident or, in the case of individuals, ordinarily resident, in the U.K. or who carry on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which their CSR ordinary shares are held, used or acquired are encouraged to consult appropriate professional advisors.

Significant changes to the treatment of dividends received by holders of CSR ordinary shares which are within the charge to corporation tax will come into force on July 1, 2009. The legislation will, amongst other things, remove the current blanket exemption from corporation tax which generally applies to a dividend paid by one U.K. resident company to another. Under the new rules, a distribution from a U.K. resident company which is received on or after July 1, 2009 by a holder of CSR ordinary shares which is within the charge to corporation tax will technically be subject to corporation tax. However, numerous exemptions from this charge to corporation tax are proposed. It should be noted that the draft legislation is likely to change before being passed and holders of CSR ordinary shares within the charge to corporation tax are advised to consult their independent professional tax advisers in relation to the implications of the legislation, once finally enacted.

Under its current dividend policy, CSR does not intend to pay a dividend for the foreseeable future. Any future payment of dividends will be at the discretion of CSR’s board of directors.

Taxation of Capital Gains

A holder of CSR ordinary shares will not ordinarily be liable for U.K. tax on capital gains realized on the disposal of CSR ordinary shares, unless, at the time of the disposal, he or she carries on a trade, profession or vocation in the U.K. through a branch or agency (in the case of an individual shareholder) or a permanent establishment (in the case of a corporate shareholder) and those CSR ordinary shares are, or have been, used, held or acquired for the purposes of that trade, profession or vocation or branch or agency or permanent establishment (as the case may be).

A holder of CSR ordinary shares who is an individual and who has ceased to be resident or ordinarily resident in the U.K. for U.K. tax purposes for a period of less than five years of assessment and who disposes of all or part of his CSR ordinary shares during that period of temporary non-residence may be liable on his return to the U.K. to taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or U.K. stamp duty reserve tax, or SDRT, will generally be payable on the issue of CSR ordinary shares.

Where CSR ordinary shares are issued or transferred (i) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services, or a Clearance System, or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depository receipts, or a Depository Receipt System, U.K. stamp duty or U.K. SDRT will generally be payable at the rate of 1.5% of the consideration paid (rounded up to the nearest multiple of £5 in the case of U.K. stamp duty). The U.K. stamp duty or U.K. SDRT will generally be paid by the Clearance System or the Depository Receipt System, as the case may be, but will, in practice, generally be reimbursed by the relevant participant in the Clearing System or the Depository Receipt System. A Clearance System can elect under section 97A of the Finance Act 1986, or Section 97A, provided certain conditions are satisfied, for the normal rate of U.K. stamp duty or U.K. SDRT (generally no charge on issue and a charge at 0.5% of the amount or value of the consideration paid, rounded up to the nearest £5 in the case of U.K. stamp duty, on transfer) to apply to issues or transfers of CSR ordinary shares into, and transactions within, such Clearance System instead of the higher rate of 1.5% generally applying to an issue or transfer of CSR ordinary shares into the Clearance System and the ability to transfer CSR ordinary shares while in the Clearance System without there being U.K. stamp duty or U.K. SDRT.

No U.K. stamp duty or U.K. SDRT will generally be payable on the issue of CSR ordinary shares into CREST (the London Stock Exchange’s paperless trading system), except to the extent that the CSR ordinary shares are issued to, or into the CREST account of, a Clearance System or a nominee or agent for a Clearance System which has not made an election in relation to the CSR ordinary shares under Section 97A or to, or into the CREST account of, a Depository Receipt System or a nominee or agent for a Depository Receipt System. The U.K. stamp duty or U.K. SDRT will generally be paid by the Clearance System or the Depository Receipt System, as the case may be, but will, in practice, generally be reimbursed by the relevant participant in the Clearance System or the Depository Receipt System. The lawfulness of this 1.5% charge is currently subject to challenge before the European Court of Justice.

Subject to an exemption for certain low value transactions, the transfer on sale of CSR ordinary shares in certificated form, or a right to such shares, will generally give rise to a liability, usually met by the purchaser, to ad valorem U.K. stamp duty at the rate of 0.5% (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. An agreement to transfer such shares or a right to such shares which is or becomes unconditional will generally give rise to U.K. SDRT at the rate of 0.5% of the amount or value of the consideration paid, such U.K. SDRT generally being payable by the transferee or purchaser. The liability to U.K. SDRT will generally be cancelled or any U.K. SDRT paid will be refunded if the agreement is completed by a duly stamped transfer within six years of either the date of the agreement or, if the agreement was conditional, the date when the agreement became unconditional.

A transfer of CSR ordinary shares on a paperless basis through CREST will generally be subject to U.K. SDRT at the rate of 0.5% of the amount or value of the consideration paid, which will be collected and accounted for to HM Revenue & Customs by CREST (such U.K. SDRT generally being borne by the transferee or purchaser). No U.K. stamp duty or U.K. SDRT will arise on a transfer of CSR ordinary shares into CREST provided that, in the case of U.K. SDRT, the transfer is not for money or money’s worth.

Generally, a gift of CSR ordinary shares or a transfer of such shares from a nominee to the beneficial owner will give rise to neither U.K. stamp duty nor U.K. SDRT.

The above statements are intended only as a general guide to the current U.K. stamp duty and U.K. SDRT position. Transfers to certain categories of person are not liable to U.K. stamp duty or U.K. SDRT and others may be liable at a higher rate.

DESCRIPTION OF CSR ORDINARY SHARES

General Description of CSR Ordinary Shares

CSR ordinary shares that are currently outstanding and CSR ordinary shares to be issued in connection with the merger will comprise a single class of ordinary shares with a nominal value of 0.1 pence each.

Each CSR ordinary share issued in connection with the merger will rank equally in all respects with each existing CSR ordinary share and will have the same rights (including voting and dividend rights and rights on a return of capital) and restrictions as each CSR ordinary share currently outstanding, as set out in CSR’s articles of association.

The following information is a summary of CSR ordinary shares:

•	CSR ordinary shares carry the right to receive dividends and distributions paid by CSR.

•	The holders of CSR ordinary shares have the right to receive notice of, and to attend and vote at, all general meetings of CSR.

•	Except in relation to dividends that have been declared and rights on a liquidation of CSR, CSR shareholders have no rights to share in the profits of CSR.

•

Subject to the U.K. Companies Act 1985 and the U.K. Companies Act 2006, or the Companies Acts, any equity securities issued by CSR for cash must first be offered to CSR shareholders in proportion to their existing holdings of CSR ordinary shares.

•

The Companies Acts and the listing rules made by the U.K. Listing Authority, or the listing rules, allow for the disapplication of pre-emption rights, which may be waived by a special resolution of CSR shareholders, either generally or specifically, for a maximum period not exceeding five years.

•

CSR ordinary shares are not redeemable; however, CSR may purchase or contract to purchase any of its ordinary shares on or off-market, subject to the Companies Acts and the listing rules. CSR may only purchase its ordinary shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase.

•

If CSR is wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realize the assets of CSR and to distribute them to CSR’s creditors and, if there is a surplus, to CSR shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Articles of Association of CSR

The following information is a summary of the material terms of CSR ordinary shares as specified in CSR’s articles of association as presently in effect. The following summary does not purport to be complete and is qualified in its entirety by reference to CSR’s memorandum of association and CSR’s articles of association.

Share Capital

The authorized share capital of CSR is £185,007.50 divided into 185,000,000 ordinary shares of 0.1p each and 7,500 deferred shares of 0.1p each.

Share Rights

Subject to the Companies Acts, any resolution passed by CSR under the Companies Acts and other shareholders’ rights, ordinary shares may be issued with such rights and restrictions as CSR may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as CSR’s board of directors may decide.

Redeemable shares may be issued. Unissued shares are at the disposal of CSR’s board of directors.

Deferred Shares

In the event of either a distribution of the assets or a return of capital on liquidation (other than on a conversion, redemption or purchase of shares), or of a distribution of the net proceeds of sale remaining after payment of all of CSR’s liabilities on a sale of all or a substantial part of the business and/or assets of CSR, or of a repayment of net proceeds of the sale of the whole of the issued share capital of CSR (to the extent not already owned by the purchaser or persons acting in concert with such purchaser, as defined in the articles of association), each holder of deferred shares is entitled to receive an amount equal to the paid up amount of each deferred share before the balance is distributed to other shareholders.

The deferred shares do not entitle the holders thereof to receive notice of, to attend, to speak or to vote at any general meeting of CSR and carry no rights to income whatsoever.

Voting Rights

Subject to any rights or restrictions attaching to any class of shares, every member and every duly appointed proxy present at a general meeting or class meeting has, upon a show of hands, one vote and every member present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, must be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority is determined by the order in which the names stand in the register in respect of the joint holding.

Restrictions

No member is entitled to vote at any general meeting or class meeting in respect to any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts.

Variation of Rights

The rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum must be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking equally with them.

Transfer of Shares

The ordinary shares are in registered form. Any ordinary shares may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles of association do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the articles of association, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.

The transferor of an ordinary share is deemed to remain the holder until the transferee’s name is entered in the register.

CSR’s board of directors can decline to register any transfer of any share which is not a fully paid share. CSR’s board of directors may also decline to register a transfer of a certificated share unless the instrument of transfer:

•

is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

•	is in respect of only one class of share; and

•	if to joint transferees, is in favor of not more than four such transferees.

The registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

CSR’s board of directors may decline to register a transfer of any of CSR’s certificated shares by a person with a 0.25% interest (as defined in the articles of association) if such a person has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm’s length sale.

Alteration of Share Capital

CSR may by ordinary resolution increase, consolidate, or consolidate and then subdivide its shares or any of them. Subject to the Companies Act, CSR, by resolution, may determine that, as between shares resulting from a subdivision, any of them may have a preference or advantage, or may be subject to restrictions as compared with the others. CSR may, by special resolution, reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Shareholder Meetings

CSR’s articles of association rely on the Companies Acts provisions dealing with the calling of general meetings. An annual general meeting of shareholders must be held once in every year within a period of six months beginning with the day following CSR’s accounting reference date (which is December 31). CSR’s board of directors may convene a general meeting of shareholders whenever they think fit or where they are requisitioned to do so by CSR shareholders in accordance with the Companies Acts.

General meetings may be held at such time and place as may be determined by CSR’s board of directors. An annual general meeting must be convened on at least 21 days’ written notice to shareholders entitled to receive notices unless the requisite majority of shareholders has agreed to short notice. General meetings must be convened on at least 14 days’ written notice unless the requisite majority of shareholders has agreed to short notice. Two shareholders must be present in person or by proxy and entitled to vote to constitute a quorum for all purposes at general meetings of CSR.

Dividends

CSR may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by CSR’s board of directors. CSR’s board of directors may pay interim dividends, and also any fixed rate dividend, whenever the financial position of CSR, in the opinion of the board, justifies its payment. If CSR’s board of directors acts in good faith, it is not liable to holders of shares with preferred or similar rights for losses arising from the payment of interim or fixed dividends on other shares.

The board may withhold payment of all or any part of any dividends or other moneys payable in respect of CSR’s shares from a person with a 0.25% interest if such a person has been served with a restriction notice after failure to provide CSR with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends must be apportioned and paid pro rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The board may, if authorized by an ordinary resolution, offer ordinary shareholders (excluding any member holding shares as treasury shares) in respect of any dividend the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment must be forfeited and revert to CSR.

CSR may stop sending checks, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable inquiries have failed to establish any new postal address or account of the holder. In addition, CSR must resume sending dividend checks, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

For information regarding the taxation of dividends under U.S. and U.K. tax laws, see the section entitled “Material Tax Consequences.”

Legislation under which CSR Ordinary Shares have Been Created

CSR ordinary shares to be issued in connection with the merger will be created under the Companies Act 1985.

Cancellation of Listing on the Official List in Respect of CSR Ordinary Shares Currently Outstanding

CSR ordinary shares that are currently outstanding are listed on the Official List and traded on the London Stock Exchange. Upon completion of the merger, the listing of such ordinary shares on the Official List will be cancelled in accordance with the listing rules (as the merger is classified as a reverse takeover under the listing rules). However, as described below, application has been made in respect of the re-admission of those ordinary shares to the Official List.

Applications for Admission of CSR Ordinary Shares

Applications have been made to the U.K. Listing Authority and to the London Stock Exchange for CSR’s ordinary shares currently outstanding to be re-admitted and the ordinary shares to be issued in connection with the merger to be admitted to the Official List; and to trading on the London Stock Exchange’s market for listed securities. Subject to the satisfaction of the conditions of the merger, CSR expects that admission will become effective and dealings in the ordinary shares to be issued in connection with the merger will commence on the London Stock Exchange at 8.00 a.m., local time, on the effective date of the merger.

Form and Currency of the Ordinary Shares

CSR ordinary shares that are currently outstanding and the ordinary shares to be issued in connection with the merger will (when issued) be in registered form and will be capable of being held in certificated and uncertificated form. The Registrar of CSR is Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

Title to the certificated ordinary shares is/will be evidenced by entry in the register of members of CSR and title to uncertificated ordinary shares is/will be evidenced by entry in the operator register maintained by CREST (which forms part of the register of members of CSR). CREST is an electronic settlement system in the U.K. which enables CSR ordinary shares to be evidenced otherwise than by a physical certificate and transferred electronically rather than by delivery of a physical certificate. Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer CSR ordinary shares in the same manner and subject to the same terms as United Kingdom residents or nationals.

No share certificates will be issued in respect of the ordinary shares to be issued in connection with the merger in uncertificated form. If any such shares are converted to be held in certificated form, share certificates will be issued in respect of those shares in accordance with applicable legislation. Certificates already in issue for the ordinary shares currently outstanding will remain valid following completion of the merger.

CSR ordinary shares to be issued in connection with the merger will be denominated in pounds sterling.

Shareholders Meetings

At an annual general meeting of CSR held on May 27, 2009, CSR shareholders passed the following resolutions relating to CSR’s share capital:

Ordinary Resolutions

•	increasing CSR’s authorized share capital to £350,000 by creating an additional 165,000,000 ordinary shares; and

•

authorizing CSR’s board of directors to allot, until the end of next year’s annual general meeting (or, if earlier, until the close of business on June 30, 2010), ordinary shares up to a nominal amount of £44,442 and, subject to certain conditions, up to a nominal amount of £88,884 by way of a rights issue.

Special Resolutions

•

conditional upon the resolutions with respect to allotments above, giving CSR’s board of directors the power until the end of next year’s annual general meeting (or, if earlier, until the close of business on June 30, 2010) to allot ordinary shares up to a nominal amount of £6,666 for cash as if pre-emption rights in respect of such shares do not apply; and

•

authorizing CSR, until the conclusion of the next year’s annual general meeting (or, if earlier, at the close of business on June 30, 2010), to purchase its own fully paid ordinary shares (up to a maximum number of 13,332,657) by way of one or more market purchases under certain conditions.

Shareholder authorities proposed at the CSR extraordinary general meeting scheduled for June 25, 2009

At CSR’s extraordinary general meeting scheduled for June 25, 2009, CSR shareholders will be asked to consider and vote on the following resolutions relating to CSR’s share capital:

Ordinary Resolutions

•	authorize CSR’s board of directors to allot ordinary shares up to a nominal amount of £51,057 in connection with the merger;

•	approve a new employee stock purchase plan to allow the continuation of SiRF’s current employee purchase arrangements, to be known as the CSR Employee Stock Purchase Plan; and

•

authorize CSR’s board of directors, in substitution of any similar previous authority with respect to allotment granted in the annual general meeting, to allot ordinary shares up to a nominal amount equal to approximately one third of the expected issued ordinary share capital of CSR following closing of the merger and, subject to certain conditions, up to a nominal amount equal to approximately two thirds of the expected issued ordinary share capital of CSR following closing of the merger by way of a rights issue.

Special Resolutions

•

subject to certain conditions, and in substitution of any similar previous authority with respect to allotment in cash granted in the annual general meeting, give CSR’s board of directors the power until the end of next year’s annual general meeting (or, if earlier, until the close of business on June 30, 2010) to allot ordinary shares up to a nominal amount equal to approximately five per cent of the expected issued ordinary share capital of CSR following closing of the merger for cash as if pre-emption rights in respect of such shares do not apply; and

•

subject to certain conditions, and in substitution of any similar previous authority with respect to repurchase of ordinary shares granted in the annual general meeting, authorize CSR, until the conclusion of the next annual general meeting of CSR to be held in 2010 (or, if earlier, at the close of business on June 30, 2010), to purchase its own fully paid ordinary shares (up to a maximum amount equal to approximately ten per cent of the expected issued ordinary share capital of CSR following closing of the merger) by way of one or more market purchases.

Mandatory Bids, Squeeze-out and Sell-out Rules Relating to the Ordinary Shares to be Issued in Connection with the Merger

Mandatory bid

The City Code on Takeovers and Mergers, or the City Code, applies to CSR. Under the City Code, if an acquisition of ordinary shares increases the aggregate holding of an acquiror and its concert parties to shares carrying 30% or more of the voting rights in CSR, the acquiror and, depending on the circumstances, its concert parties (as defined in the City Code), would be required (except with the consent of the Panel on Takeovers and Mergers) to make a cash offer for the outstanding shares in CSR at a price not less than the highest price paid for the ordinary shares by the acquiror or its concert parties during the previous 12 months. This requirement would also be triggered by any acquisition of shares by a person holding (together with its concert parties) shares carrying between 30 and 50% of the voting rights in CSR if the effect of such acquisition were to increase that person’s percentage of the voting rights.

Squeeze-out

Under the Companies Act 2006, if an offeror were to acquire or unconditionally contract to acquire 90% of the shares to which the offer relates and 90% of the voting rights attached to those shares, then, within three months of the last day on which its offer can be accepted, it could compulsorily acquire the remaining 10%. It would do so by sending a notice to outstanding shareholders telling them that it will compulsorily acquire their shares and then, six weeks later, it would execute a transfer of the outstanding shares in its favor and pay the consideration to CSR, which would hold the consideration on trust for outstanding shareholders. The consideration offered to the shareholders whose shares are compulsorily acquired under the Companies Act 2006 must, in general, be the same as the consideration that was available under the takeover offer.

Sell-out

The Companies Act 2006 would also give CSR’s minority shareholders a right to be bought out in certain circumstances by an offeror who had made a takeover offer. If at any time before the end of the period within which a takeover offer could be accepted, the offeror holds or has unconditionally contracted to acquire with or without any other shares in CSR that the offeror has acquired or contracted to acquire (i) not less than 90% in value of all the voting shares in CSR and (ii) shares that carry not less than 90% of the voting rights in CSR, then any holder of shares to which the offer related who had not accepted the offer could by a written communication to the offeror require it to acquire those shares.

The offeror would be required to give any CSR shareholder notice of his right to be bought out within one month of that right arising. Sell-out rights cannot be exercised after the end of the period of three months from the last date on which the offer can be accepted or, if later, three months from the date on which the notice is served on the CSR shareholders notifying them of their sell-out rights. If a shareholder of CSR exercises his/her rights, the offeror is bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

Public Takeover Bids in the Last and Current Financial Years

There have been no public takeover bids by third parties in respect of the share capital of CSR in the last or current financial year.

Exchange Controls and Other Limitations Affecting CSR Shareholders

There are currently no foreign exchange control restrictions on CSR’s ability to pay dividends on its ordinary shares or on the conduct of its operations imposed by English law.

There are currently no limitations on the right of non-residents or foreign owners to hold or vote CSR ordinary shares imposed by English law or CSR’s articles of association.

COMPARISON OF RIGHTS OF SiRF STOCKHOLDERS AND CSR SHAREHOLDERS

As a result of the merger, SiRF stockholders will be entitled to receive CSR ordinary shares. SiRF is incorporated in the State of Delaware and CSR is incorporated under the laws of England and Wales. The following is a summary comparison of material differences between the rights of a SiRF stockholder and a CSR shareholder arising from the differences between the corporate laws of Delaware and those of England and Wales, the governing instruments of the two companies, and the securities laws and regulations governing the two companies. This summary is not a complete description of the laws of Delaware or of England and Wales, the other rules or laws referred to in this summary, SiRF’s certificate of incorporation, SiRF’s bylaws or CSR’s memorandum of association and CSR’s articles of association. For information on how to obtain the governing instruments of SiRF and CSR, see “Where You Can Find More Information.” SiRF stockholders are encouraged to obtain and read these documents.

Unless the context otherwise requires, references to “shareholder” or “shareholders” or “stockholder” or “stockholders” means the person(s) whose name(s) appear on a company’s register of members or stockholders and who are the legal owners of the shares concerned.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Voting Rights

Under Delaware law, each stockholder is entitled to one vote for each share of capital stock held by the stockholder unless the certificate of incorporation provides otherwise. SiRF’s certificate of incorporation does not alter the voting rights of SiRF stockholders.

The SiRF bylaws provide that the presence of the holders of a majority of the issued and outstanding stock entitled to vote, present in person or represented in proxy, constitutes a quorum for the transaction of business at a stockholders meeting. As a general matter, the necessary vote to approve most actions is a majority of the shares voting at a meeting with a valid quorum but, as a matter of law, certain matters, such as the merger, require the approval of holders of a majority of all the outstanding shares entitled to vote at a meeting. In addition, amendments to certain provisions of SiRF’s certificate of incorporation and bylaws require the approval of 66 2/3% of the outstanding shares entitled to vote at a meeting of the stockholders.

Under English law, a shareholder who is present in person and entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares he or she holds. Every proxy present who has been duly appointed by a shareholder entitled to vote on the resolution has one vote.

On a vote on a resolution on a poll taken at a meeting: (a) in the case of a company having a share capital, every shareholder has one vote in respect of each share or each £10 of stock held by him, and (b) in any other case, every shareholder has one vote. A shareholder need not use all his votes or cast all the votes he uses in the same way.

These provisions may be altered in the company’s articles of association.

Under English law, a vote by a poll may generally be demanded by (1) not less than five shareholders having the right to vote on the resolution; or (2) any shareholder or shareholders representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (3) any shareholder or shareholders, holding shares conferring a right to vote on the resolution, being shares on which the aggregate sum paid up is equal to not less than 10% of the total sum paid up on all the shares conferring that.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares

Under Delaware law, a certificate of incorporation may provide that in elections of directors, stockholders are entitled to cumulate votes. SiRF’s certificate of incorporation does not allow cumulative voting in the election of directors.

SiRF’s bylaws permit SiRF stockholders to appoint a person to act as its proxy at the stockholder meeting for the purpose of representing and voting the stockholder’s shares. Prior to any vote, the stockholder who appointed the proxy may revoke the proxy appointment either directly or by the creation of a new appointment. The creation of a new appointment automatically revokes the former one.

CSR’s articles of association provide that resolutions put to a vote at a shareholders’ meeting will be decided on a show of hands, unless a poll is demanded by:

(1)    the chairman of the meeting;

(2)    not less than five members present in person or by proxy and entitled to vote;

(3)    a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(4)    a member or members present in person or by proxy and holding shares in CSR conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

A demand for a poll may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier. A demand so withdrawn shall not invalidate the result of a show of hands declared before the demand was made.

Under English law an ordinary resolution means a resolution that is passed by a simple majority. A resolution passed at a meeting on a show of hands is passed by a simple majority if it is passed by a simple majority of the votes cast by shareholders present in person or by proxy and entitled to vote on it. A resolution passed on a poll taken at a meeting is passed by a simple majority if it is passed by members representing a simple majority of the total voting rights of members who (being entitled to do so) vote in person or by proxy on the resolution.

Under English law a special resolution means a resolution passed by a majority of not less than 75%. A resolution passed at a meeting on a show of hands is passed by a majority of not less than 75% if it is passed by not less than 75% of the votes cast by shareholders present in person or by proxy and entitled to vote on it. A resolution passed on a poll taken at a meeting is passed by a majority of not less than 75% if it is passed by members representing not less than 75% of the total voting rights of the members who (being entitled to do so) vote in person or by proxy on the resolution. The resolution is not a special resolution unless the notice of the meeting included the text of

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
the resolution and specified the intention to propose the resolution as a special resolution, and if the notice of the meeting so specified, the resolution may only be passed as a special resolution.

Under English law, any shareholder entitled to attend and vote at a meeting is entitled to appoint a proxy to exercise all or any of his rights to attend, speak and vote at a meeting of the company.

Generally under English law, two shareholders present in person or by proxy constitute a quorum for the purpose of a general meeting, unless the company’s articles of association specify otherwise. CSR’s articles of association specify that two members present in person or by proxy and entitled to vote constitute a quorum for all purposes.

Cumulative voting is not recognized under English law.

Action by Written Consent

Under Delaware law, unless otherwise provided in the certificate of incorporation, stockholders may take any action which may be taken at a stockholders meeting without a meeting if the action is consented to in writing by stockholders holding not less than the number of votes that would be required to authorize or take that action at a meeting at which all stockholders were present and voted. SiRF’s certificate of incorporation, however, states that stockholders may not take action by written consent. No action may be taken by SiRF stockholders except at an annual or special meeting of the stockholders called in accordance with SiRF’s bylaws.	Under English law, shareholders of a public company such as CSR are not permitted to pass resolutions by written consent.

Shareholder Proposals and Shareholder Nominations of Directors

Under the SiRF bylaws, any stockholder may nominate candidates for election to the board of directors or bring other business before an annual meeting if the stockholder gives timely notice in writing of the proposals or nominations to be brought before the annual meeting in the form set forth in SiRF’s bylaws. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive offices of SiRF not less than 60 days nor more than 90 days prior to the scheduled date of the meeting. However, if less than 75 days’ notice or prior public disclosure of the date of the scheduled meeting is

Under English law, shareholders may require the directors to call a general meeting of the company and may specify the text of a resolution be voted on at that meeting if the request is made by shareholders holding at least 10% of the total voting rights.

Shareholders may also require the company to circulate to members of the company entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (a) a matter referred to in a proposed resolution to be dealt with at that meeting, or (b) other business to be deal with at

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
given or made to stockholders, notice by the stockholder must be received on the earlier of 15 days following the day on which notice of the scheduled annual meeting was mailed and two days prior to the date of the scheduled meeting.

that meeting. A company is required to circulate a statement once it has received requests to do so from (a) shareholders representing at least 5% of the total voting rights of all shareholders having a relevant right to vote at the meeting to which the requisition relates, or (b) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

Resolutions to appoint directors to a public company such as CSR must be put to shareholders on the basis of one resolution for each nominated director. A single resolution to appoint two or more directors must not be proposed to be voted upon at a general meeting unless a resolution that it should be so made has first been agreed to by the general meeting without any vote being given against it.

In the case of a special meeting of stockholders, the business transacted at the special meeting is limited to matters relating to the purpose stated in the notice of the special meeting.

Sources and Payment of Dividends

Under Delaware law, subject to any restriction in the corporation’s certificate of incorporation, the board of directors may declare and pay dividends out of (1) surplus of the corporation which is defined as net assets less statutory capital, or (2) if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year; provided, however, that if the capital of the corporation has been diminished to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets, the board of directors may not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired. SiRF’s certificate of incorporation provides that if a class of preferred stock is outstanding, then the dividend rights of the holders of the common stock are subordinated to the preferential rights of the holders of the preferred stock. Currently, SiRF does not have any outstanding preferred stock.

Generally speaking, and subject to the prior rights of holders of any preferred shares, under English law, a company may pay dividends on its ordinary shares only out of its distributable profits (defined as accumulated, realized profits not previously utilized by distribution or capitalization, less accumulated, realized losses so far as not previously written off in a reduction or reorganization) and not out of share capital, which includes share premiums (paid-in surplus).

Amounts credited to the share premium account (representing the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares) may not be used to pay out cash dividends but may be used, among other things, to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings as fully paid bonus shares.

In addition, under English law, CSR will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
If recommended by CSR’s board of directors, CSR shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared in excess of the amount recommended by CSR’s board of directors. CSR’s board of directors has the power under CSR’s articles of association to pay interim dividends without the approval of shareholders to the extent the financial position of CSR justifies a dividend in the opinion of CSR’s board of directors.

Rights of Purchase and Redemption

Under Delaware law, any corporation may purchase, redeem and dispose of its own shares, except that it may not purchase or redeem its shares if the capital of the corporation is impaired or would become impaired as a result of the redemption. However, at any time, a corporation may purchase or redeem any of its shares that are entitled upon any distribution of assets to a preference over another class of its stock or, if no shares entitled to such a preference are outstanding, any of its own shares, if these shares will be retired upon acquisition or redemption, thereby reducing the capital of the corporation.

As a general matter, there are two securities law rules directly applicable when a U.S. public company repurchases its shares in the open market. The first is Rule 10b-18 of the 1934 Act, which contemplates an incremental, day by day stock repurchase program. Repurchases of stock in the open market under Rule 10b-18 are limited in terms of price (may not exceed the higher of the highest current independent published bid or the last independent sale price reported), timing (no repurchase at market open or close), manner in which repurchases are effected (single broker or dealer), the volume of shares that can be repurchased (daily cap of 25% of the average daily trading volume for the four weeks preceding the week in which the purchases will be made) and other limitations.

The second is Rule 13e-4 of the 1934 Act, which contemplates a formal issuer self-tender. This alternative permits the issuer, following a formal announcement of its intention, to enter the market and repurchase its shares without regard to volume or other limitations. A formal issuer self-tender conducted under Rule 13e-4 permits the purchase of a large number of shares (typically at a premium to market, in order to encourage market response) over a short period of time and requires certain filings with the SEC and the circulation of a formal “Offer to Purchase” to the issuer’s shareholders.

Under English law, a company may issue redeemable shares if authorized by its articles of association, subject to any conditions stated therein. No redeemable shares may be issued at a time when no issued shares of the company exist which are not redeemable. CSR’s articles of association permit the issuance of redeemable shares.

A company may purchase its own shares, if the purchase (1) is authorized by its articles of association, and (2) (a) in the case of an open-market purchase, authority to make the market purchase has been given by an ordinary resolution of its shareholders, or (b) in all other cases, has first been approved by a special resolution. CSR’s articles of association authorize CSR to purchase its own shares. A resolution passed at CSR’s 2009 annual general meeting provides the directors with authority to purchase up to 10% of the ordinary shares of the company in issue at a specified date prior to the annual general meeting. CSR intends to renew this authority at CSR’s extraordinary general meeting scheduled for June 25, 2009 on terms similar to the resolution passed at the 2009 annual general meeting, but based on the issued share capital of CSR following closing of the merger.

A company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of (1) distributable profits, or (2) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

The U.K. Listing Authority requires that where a company has issued shares that are admitted to the Official List of the U.K. Listing Authority and are convertible into a class of shares to be repurchased, the holders of the convertible shares must first pass a special resolution approving any repurchase at a separate class meeting.

The U.K. Listing Authority requires that purchases of 15% or more of any class of a company’s share capital must be by way of a tender offer to all shareholders of that class.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Unless a tender offer is made to all holders of the class, purchases by a listed company of less than 15% of any class of its share capital pursuant to a general authority granted by its shareholders may only be made if the price to be paid is not more than the higher of (a) 5% above the average of the middle market quotations taken from the Daily Official List of the London Stock Exchange for the five trading days before the purchase date, and (b) that stipulated by Article 5(1) of the Buy-Back and Stabilisation Regulation, i.e. the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

Meetings of Shareholders

SiRF’s bylaws provide that meetings of SiRF stockholders may be held at any place designated by SiRF’s board of directors or, if no such designation is made, at the registered office of SiRF.

Under English law, a general meeting of shareholders may be called by the board of directors. Shareholders holding at least 10% of the paid-up capital of the company carrying voting rights at general meetings of the company may require the directors to call a general meeting of the company.

The notice requirements for general meetings of the company are as follows: (1) annual general meeting: at least 21 clear days’ notice; (2) any other general meeting: at least 14 clear days’ notice.

General meetings may be called upon shorter notice with the agreement of (1) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote, or (2) in the case of any other general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares giving the right to attend and vote at the meeting.

“Clear days’ notice” means calendar days and excludes (1) the deemed date of receipt of the notice, and (2) the date of the meeting itself. CSR’s articles of association provide that documents sent by first class post are deemed received 24 hours after mailing, and, if not sent by first class post, 48 hours after mailing.

Special Meetings of Shareholders

Delaware law provides that special meetings of stockholders may be called by the board of directors, or any person or persons authorized by the corporation’s certificate of incorporation or bylaws.	“Special resolutions” generally involve proposals to change the name of the company, alter its capital structure, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights,

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares

SiRF’s bylaws provide that special meetings

of SiRF stockholders may be called only on the order of the chairman of the board of directors, the chief executive officer, or a majority vote of the board of directors. SiRF’s bylaws provide that SiRF stockholders entitled to receive notice of a special meeting, identifying the business to be transacted, must receive notice of the meeting at least 10 days and not more than 60 days prior to the meeting. SiRF’s bylaws limit the business permitted to be conducted at any special meeting of SiRF stockholders to matters relating to the purpose or purposes specified by the order calling the special meeting.

amend the company’s objects (purpose) clause in its memorandum of association, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the U.K. Companies Acts prescribe that a “special resolution” is required.

Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be the subject of an “ordinary resolution.”

Dissenters’ Rights of Appraisal

Under Delaware law, stockholders of a corporation that is a constituent in a merger generally have the right to demand and receive payment of the fair value of their stock in lieu of receiving the merger consideration. However, appraisal rights are not available to holders of shares:

(1)    listed on a U.S. national securities exchange; or

(2)    held of record by more than 2,000 stockholders;

While English law does not generally provide for appraisal rights, a shareholder may apply to a court and the court may specify terms for the acquisition that it considers appropriate as described under “—Shareholders’ Votes on Certain Transactions” below.

unless holders of stock are required to accept in the merger anything other than any combination of:

(1)    shares of stock or depositary receipts of the surviving corporation in the merger;

(2)    shares of stock or depositary receipts of another corporation that, at the effective date of the merger, will be either:

(a)    listed on a national securities exchange; or

(b)    held of record by more than 2,000 stockholders;

(3)    cash in lieu of fractional shares of the stock or depositary receipts received; or

(4)    any combination of (1), (2) and (3).

In addition, appraisal rights are not available to the holders of shares of the surviving corporation in the merger, if the merger does not require the approval of the stockholders of that corporation.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Pre-emptive Rights

Under Delaware law, a stockholder is not entitled to pre-emptive rights to subscribe for additional issuances of stock or any security convertible into stock unless they are specifically granted in the certificate of incorporation. SiRF’s certificate of incorporation does not provide for preemptive rights.	Under English law, the issuance for cash of (1) equity securities, being those shares in a company which, with respect to dividends or capital, carry a right to participate beyond a specified amount in a distribution, or (2) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.

A resolution passed at CSR’s 2009 annual general meeting provides the directors with a general and unconditional authority, known as a Section 80 Authority, to allot equity securities up to an aggregate nominal amount of £44,442 and, subject to certain conditions, up to a nominal amount of £88,884 by way of a rights issue. This Section 80 Authority expires on the date of the annual general meeting in 2010 or until the close of business on June 30, 2010 (whichever is the earlier), unless renewed by ordinary resolution of the shareholders in general meeting for any period (not exceeding five years on any occasion). CSR intends to renew the Section 80 Authority at CSR’s extraordinary general meeting scheduled for June 25, 2009 on terms similar to the resolution passed at the 2009 annual general meeting, but based on the issued share capital of CSR following closing of the merger.

A special resolution passed at CSR’s 2009 annual general meeting (pursuant to s95 of the Companies Act 1985) provides that, while the Section 80 Authority subsists, the directors may allot equity securities and/or sell treasury shares wholly for cash: (a) in connection with a rights issue, open offer or any other pre-emptive offer in favor of the holders of ordinary shares; or (b) in connection with a non pre-emptive offer up to an aggregate nominal amount of £6,666, as if the pre-emptive rights that existing shareholders may otherwise have under Section 89 of the U.K. Companies Act 1985 did not apply to any such allotment or sale. CSR intends to renew this authority at CSR’s extraordinary general meeting scheduled for June 25, 2009 on terms similar to the resolution passed at the 2009 annual general meeting, but based on the issued share capital of CSR following closing of the merger.

CSR will include for consideration by its shareholders at the CSR general meeting ordinary resolutions to, among other things, authorize its directors to allot equity securities in the form of CSR ordinary shares pursuant to and in accordance with the transactions contemplated by the merger agreement.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Amendment of Governing Provisions

Under Delaware law, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires the approval and recommendation of the board of directors, the affirmative vote of a majority of the outstanding stock entitled to vote on the amendment, and the affirmative vote of a majority of the outstanding stock of each class entitled to vote on the amendment as a class.	Under English law, shareholders may by special resolution alter, delete, substitute, amend or add to (1) the objects or purpose clause in a company’s memorandum of association, and (2) the company’s articles of association. Amendments to the objects clause of the memorandum of association are subject to the right of dissenting shareholders to apply to the courts to cancel the amendments.

Under Delaware law, stockholders have the power to adopt, amend or repeal bylaws by the affirmative vote of a majority of the outstanding stock entitled to vote at a meeting of stockholders unless the certificate of incorporation or the bylaws specify another percentage.	Under English law, the board of directors is not authorized to change the memorandum of association or the articles of association. See “—Stock Class Rights” below.

Under SiRF’s certificate of incorporation, approval of the holders of shares representing at least 66 2/3% of the voting power of the outstanding capital stock of SiRF entitled to vote is required to amend or repeal any of the articles of SiRF’s certificate of incorporation relating to:

(1)    the number of directors;

(2)    SiRF’s classified board structure;

(3)    the appointment of directors to fill vacancies;

(4)    the prohibition on stockholder action by written consent;

(5)    the calling of special meetings;

(6)    cumulative voting for the election of directors;

(7)    limitations of the liability of SiRF’s directors to SiRF or its stockholders;

(8)    indemnification rights of directors, officers and other agents of SiRF;

(9)    SiRF’s ability to maintain directors’ and officers’ liability insurance; and

(10)  altering the articles upon which a 66 2/3% vote of the outstanding capital stock of SiRF is required to amend or repeal the article.

Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to the class and the nature of the amendments, also require approval by special resolution of the classes affected in separate class meetings. See “—Stock Class Rights” below.

Under Delaware law, if provided by the certificate of incorporation, the board of directors has the power to adopt, amend or repeal the bylaws of a company. SiRF’s certificate of incorporation authorizes SiRF’s board of directors to adopt, amend or repeal SiRF’s bylaws upon the approval of 66 2/3% of the total

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
number of authorized directors of SiRF. SiRF stockholders may adopt, amend or repeal the SiRF bylaws upon the affirmative vote of the holders of at least 66 2/3% of the voting power of the then outstanding shares of SiRF entitled to vote generally in the election of directors.

Preference Stock

SiRF’s certificate of incorporation authorizes SiRF’s board of directors to provide for the issuance of one or more series of preferred stock, to issue up to 5,000,000 shares of preferred stock, to fix the designations and number of the shares constituting each series of preferred stock, and to fix for each series, its relative rights, powers and preferences, and the qualifications, limitations and restrictions thereof.	CSR’s articles of association provide that, subject to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide. CSR currently has ordinary and deferred shares (which have no rights) in issue.

SiRF does not have any outstanding shares of preferred stock.

Stock Class Rights

Under Delaware law, any change to the rights of holders of SiRF common stock or preferred stock would require an amendment to SiRF’s certificate of incorporation. Holders of shares of a class are entitled to vote as a class upon a proposed amendment to the certificate of incorporation if the amendment will increase or decrease the authorized number of shares of the class, increase or decrease the par value of the shares of the class, or alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.

CSR’s articles of association provide that, subject to the provisions of the Companies Acts:

(1)    all or any rights of any class of shares may only be varied with the consent in writing of holders of three-fourths of the total nominal value of shares of that class or by a special resolution passed at a separate class meeting of the holders of shares of that class;

(2)    the quorum required for the separate class meetings is at least two persons who hold, or act as proxies for, at least one third of the total nominal value of the issued shares of that class, except that at any adjourned meeting one shareholder or his proxy constitutes a quorum, regardless of the number of shares that person holds;

(3)    every holder of shares of that class present in person or by proxy and entitled to vote shall be entitled, on a poll, to one vote in respect of each share held; and

(4) a poll may be demanded at a separate class meeting by any person present in person or by proxy and entitled to vote.

Unless otherwise expressly provided by the terms of their issue, the special rights attached to any class of shares are not deemed to be varied by the creation or issue of further shares ranking equally with them.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Shareholders’ Votes on Certain Transactions

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger or consolidation or sale of substantially all of a corporation’s assets or dissolution requires the approval of the board of directors, and approval by the vote of the holders of a majority of the outstanding stock entitled to vote on that matter. SiRF’s certificate of incorporation does not require a vote of a larger portion of the stock for the events described above.

See “—Provisions Relating to Share Acquisitions” below for a discussion of Section 203 of the Delaware General Corporation Law.

The U.K. Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. They require (1) the approval, at special meetings convened by order of the court, of a majority in number of each class of shareholders or creditors representing 75% in value of the capital held by the shareholders or the class of shareholders, or debt owed to the creditors or the class of creditors present and voting either in person or by proxy, and (2) the sanction of the court.

Once so approved and sanctioned, all shareholders and creditors of the relevant class are bound by the terms of the scheme, and a dissenting shareholder would have no rights comparable to appraisal rights provided under Delaware law.

Under the rules of the U.K. Listing Authority, shareholder approval:

(1)    is usually required for an acquisition or disposal by a listed company if, generally, the assets, profits, turnover or gross capital of the company or business to be acquired or disposed of represents 25% or more of the assets, profits, turnover or gross capital of the listed company or if the consideration to be paid represents 25% or more of the aggregate market value of the listed company’s equity shares; and (2) may also be required for an acquisition or disposal of assets between a listed company and parties, including:

(a)    directors or shadow directors of the company or its subsidiaries; or

(b)    any person who is, or was, in the last 12 months preceding the date of the transaction a holder of 10% or more of the nominal value of any class of the company’s or its holding company’s or its subsidiary’s shares having the right to vote in all circumstances at general meetings; or

(c) a person exerting significant influence over the listed company; or (d) an associate of a person described in 2(a), 2(b) or 2(c).

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares

The U.K. Companies Act 2006 also provides (1) that where a takeover offer (as defined therein) is made for the shares of a company incorporated in the U.K., and (2) the offeror has, by virtue of acceptances of the offer, acquired or unconditionally contracted to acquire at least 90% in value of the shares of any class to which the offer relates representing at least 90% of the voting rights carried by those shares, the offeror may, within three months beginning on the day after the last day on which the offer could be accepted, require shareholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the required transfer was given by the offeror.

The court may, on receiving such an application, order (a) that the offeror is not entitled and bound to acquire the shares to which the notice relates, or (b) that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

A minority shareholder is entitled, in similar circumstances, to require the offeror to acquire his shares on the terms of the offer.

Rights of Inspection

Delaware law allows any stockholder during normal business hours:

(1)    to inspect and to make copies or extracts of:

(a)    the corporation’s stock ledger;

(b)    a list of its stockholders; and

(c)    its other books and records;

(2)    provided that:

(a)    the stockholder makes a written request under oath stating the purpose of his inspection; and

(b)    the inspection is for a purpose reasonably related to the person’s interest as a stockholder.

The register and index of names of shareholders of an English company must be open to inspection (1) for free, by its shareholders and (2) for a fee by any other person. In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge, during business hours (1) minutes of meetings of the shareholders and obtain copies of the minutes for a fee, and (2) service contracts of the company’s directors.

In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to a copy of these accounts.

CSR shareholders do not have rights to inspect the minutes of meetings of its directors.

The articles of association of CSR provide that no member in his capacity as such shall have any right of inspecting any accounting record or book or document

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
of the company except as conferred by law, ordered by a court of competent jurisdiction or authorized by the board or by ordinary resolution of the company.

Standard of Conduct for Directors

Delaware law does not contain any specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of SiRF’s board of directors is thus determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they believe to be in the best interests of the stockholders.

Delaware law and the SiRF bylaws provide that a contract or transaction in which one or more of its directors has an interest shall not be void or voidable solely because such director was present at or participated in the meeting approving such transaction if:

(i)     the material facts of such director’s interest were disclosed or known to the board of directors and the board of directors authorized the transaction in good faith by the affirmative vote of a majority of disinterested directors;

(ii)    the material facts of the director’s interest are disclosed or known to the stockholders and the transaction is approved in good faith by the stockholders; or

(iii)  the transaction is fair as to the corporation at the time it is authorized by the board of directors or stockholders.

Under English law, a director has a broad statutory duty to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole. In addition, there are specific obligations:

(1)    to avoid an actual or potential conflict between his duty to the company and duties to any other person or his own personal interests, and to declare any existing interests that may conflict with a proposed transaction or arrangement of the company;

(2)    not to accept a benefit from a third party conferred by reason of his being a director, or his doing (or not doing) anything as a director;

(3)    to act bona fide in what he considers is in the interests of the company as a whole, bearing in mind a number of different matters;

(4)    to exercise his powers only in accordance with the memorandum and articles of association of the company;

(5)    to exercise independent judgment; and

(6)    to exercise reasonable care, skill and diligence. This test is both subjective (i.e., was the director’s conduct that of a reasonably diligent person who has the knowledge and experience of the director) and objective (i.e., was the director’s conduct that of a reasonably diligent person having the knowledge and experience that a director holding that position should have).

CSR’s articles of association provide that the board may in specified circumstances authorize any matter that would otherwise involve a director breaching his duty under the Companies Acts to avoid a conflict of interest. They also provide that, subject to authorization of such conflict, a director may retain any benefit derived by reason of that interest.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Classification of the Board of Directors

Delaware law permits the certificate of incorporation or a stockholder adopted bylaw to provide that directors be divided into one, two or three classes, with the term of office of one class of directors to expire each year. SiRF’s certificate of incorporation divides the board of directors into three classes, designated Class I, Class II and Class III. The term of office of directors of one class expires at each annual meeting of the stockholders.

The provision of the SiRF certificate of incorporation relating to the classification of SiRF’s board of directors may only be amended with the approval of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors.

English law permits a company to provide a director with a guaranteed term of employment as a director of that company of up to two years or, subject to approval by the members by ordinary resolution, of more than two years. However, CSR’s articles of association provide that at every annual general meeting any director who (a) has been appointed by the board since the last annual general meeting, or (b) held office at the time of the two preceding annual general meetings and did not retire at either of them, or (c) has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting, shall retire from office and may offer himself for re-appointment by the members.

Removal of Directors

Delaware law provides that a director may be removed with or without cause by the holders of a majority in voting power of the shares entitled to vote at an election of directors, except that members of a classified board of directors may be removed only for cause, unless the certificate of incorporation provides otherwise, and directors may not be removed in certain situations in the case of a corporation having cumulative voting without satisfying certain stockholder approval requirements.

Under the U.K. Companies Act 2006, a company may remove a director without cause by ordinary resolution, irrespective of anything in any agreement between the director and the company, provided that 28 clear days’ notice of the proposed resolution to remove the director is given to the company. See “—Classification of the Board of Directors” above.

On receipt of such a notice, the company must send a copy to the director concerned. The director has a right to be heard on the resolution at the meeting, and may have representations in writing sent to the members of the company to whom notice of the meeting is sent.

CSR’s articles of association provide that in addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office.

Under SiRF’s bylaws, any director or the entire board of directors may be removed, but only for cause, by the holders of at least 66 2/ 3% of the shares then entitled to vote at an election of directors.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Vacancies on the Board of Directors

Under Delaware law, unless otherwise provided in the certificate of incorporation or the bylaws, (1) vacancies on a board of directors, and (2) newly created directorships resulting from an increase in the number of directors may be filled by a majority of the directors in office.

SiRF’s certificate of incorporation provides that any newly created directorships and any vacancies on SiRF’s board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum (subject to the rights, if any, of any preferred stockholder to elect directors).

SiRF’s certificate of incorporation provides that any directors elected pursuant to the above method will hold office for the remainder of the full term of the class of director in which the new directorship was created or in which the vacancy occurred, and until a successor has been elected and qualified or until such director’s earlier resignation, removal from office, death or incapacity.

Under CSR’s articles of association, the company may by ordinary resolution appoint a person to be a director:

(1)    to fill a casual vacancy; or

(2)    to become an additional director,

subject to the requirement of the articles that there be no less than two and no more than fifteen directors at any time.

Under English law, a public company such as CSR must have at least two directors, at least one of whom is a natural person.

The board of directors has the power, subject to the requirement that there be no more than fifteen directors at any time, to appoint a director to serve until the next annual general meeting of the company, whereupon the director concerned is required to retire but will be eligible for re-election.

Liability of Directors and Officers

Delaware law permits a corporation’s certificate of incorporation to include a provision granting to a corporation the power to exempt a director from personal liability to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

(1)    any breach of his duty of loyalty to the corporation or its stockholders;

(2)    acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3)    intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

(4)    any transaction from which he derives an improper personal benefit.

English law does not permit a company to exempt any director of the company from any liability arising from negligence, default, breach of duty or breach of trust in relation to the company.

Similar provisions apply to an auditor of a company except that, provided specific requirements are met, a company may by ordinary resolution authorize the company to enter into a liability limitation agreement with the auditor.

SiRF’s certificate of incorporation provides that a director of SiRF will not be personally liable to SiRF or its stockholders for monetary damages for breach of fiduciary duty as a director subject to the limitations set forth above.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Indemnification of Directors and Officers

Delaware law generally provides that a corporation may indemnify any officer, director, employee or agent who is made a party to any third party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action if the officer, director, employee or agent:

(1)    acted in good faith and in a manner he reasonably believed to be in and not opposed to the best interests of the corporation; and

(2)    in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

English law does not permit a company to indemnify:

(1)    a director of the company; or

(2)    any person employed by the company as an auditor,

against any liability arising from negligence, default, breach of duty or breach of trust in relation to the company, except that indemnification is allowed for liabilities associated with:

(1)    defending any proceeding involving a person other than the company or an associated company in which judgment is entered in favor of the director or auditor or the director or auditor is acquitted; or

(2)    proceedings in which the director or auditor is held liable, but the court finds that he acted honestly and reasonably and that relief should be granted.

SiRF’s certificate of incorporation provides that SiRF will indemnify its current and former directors and officers to the fullest extent permitted by law.

Delaware law permits corporations to purchase and maintain insurance for directors, officers, employees and agents against any liability asserted against the person whether or not the corporation would have the power to indemnify the person under Delaware law.

SiRF’s certificate of incorporation permits SiRF to maintain directors’ and officers’ insurance coverage whether or not SiRF would have the power to indemnify such director or officer against a particular expense, liability, or loss under Delaware law.

SiRF maintains directors’ and officers’ liability insurance.

CSR’s articles of association provide that to the extent permitted by the U.K. Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability. This provision applies equally to directors and former directors.

The U.K. Companies Act 2006 permits companies to purchase and maintain insurance for directors against any liability arising from negligence, default, breach of duty or breach of trust in relation to the company.

CSR maintains directors’ and officers’ liability insurance.

Shareholders’ Suits

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation wrongfully fails to enforce the right itself. An individual may also commence a class action suit on behalf of himself and other similarly situated stockholders to enforce an obligation owed to the stockholders directly where the requirements for

English law permits a shareholder to initiate a lawsuit on behalf of the company only in limited circumstances.

The U.K. Companies Act 2006 provides limited circumstances in which a shareholder of a company may bring a derivative claim in respect of a cause of

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares

maintaining a class action under Delaware law have been met. The complaint must:

(1)    state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

(2)    with respect to a derivative action:

(a)    allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors; or

(b)    allege with particularity that such effort would have been futile.

Additionally, the plaintiff must remain a stockholder through the duration of the suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

action vesting in the company, or seeking relief on behalf of the company. Such a claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of the company. A person seeking to bring a derivative claim must first obtain the permission of the court to do so. There are specified grounds on which a court must refuse to grant permission to continue the claim, as well as specified grounds that the court must take into consideration.

The U.K. Companies Act 2006 also permits a shareholder to apply for a court order on the grounds that (1) the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including at least the shareholder making the claim, or (2) an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial. This provision also applies to a person who is not a shareholder of the company but to whom shares in the company have been transferred or transmitted by operation of law.

If the court is satisfied that the application is well founded, it may make such order as it thinks fit for giving relief in respect of the matters complained of.

Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

Provisions Relating to Share Acquisitions

Section 203 of the General Corporation Law of the State of Delaware prohibits “business combinations,” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions, by a corporation or a subsidiary with an “interested stockholder” who beneficially owns 15% or more of a corporation’s voting stock, for three years after the person or entity becomes an interested stockholder, unless:

(1)    prior to the time that the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

In the case of a company whose shares are listed on the Official List of the U.K. Listing Authority and traded on the London Stock Exchange, shareholder approval must be obtained for certain acquisitions or disposals of assets involving directors or substantial shareholders or their associates.

In addition, takeovers of public companies considered to be resident in the United Kingdom, i.e., generally those whose shares are admitted to the Official List, are regulated by the City Code on Takeovers and Mergers, which is:

(1)    made up of rules derived from European and U.K. Companies Act legislation and given a statutory footing under the Companies Act 2006

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares

(2)    after completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including:

(a)    shares held by directors who are also officers and

(b)    shares granted under certain employee benefit plans; or

(3)    after the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and the holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

The merger is not subject to the restrictions on business combinations set forth in Section 203. SiRF’s board of directors has unanimously approved and adopted the merger and the merger agreement and CSR is not an interested stockholder of SiRF.

(2)    administered by the Panel on Takeovers and Mergers, a body consisting of representatives of the City of London financial and professional institutions, which oversees the conduct of takeovers.

The City Code provides that when (1) any person acquires, whether by a series of transactions over a period of time or not, shares which, together with shares held or acquired by persons acting in concert with him, represent 30% or more of the voting rights of a public company, or (2) any person, together with persons acting in concert with him, holds at least 30% but not more than 50% of the voting rights and that person, or any person acting in concert with him, acquires any additional shares, the person must generally make an offer to the holders of any class of equity share capital of the company, whether voting or non-voting, and also to the holders of any other class of voting non-equity securities of the company, for cash, or with a cash alternative, at not less than the highest price paid by the offeror or any person acting in concert with him for any interest in shares of that class during the 12 months preceding the date of the offer.

Takeover Related Provisions

Under Delaware law, directors generally have a duty to act without self-interest, on an informed basis, in good faith, and in a manner they reasonably believe to be in the best interests of the stockholders. Nevertheless, a Delaware court will generally apply a policy of judicial deference to board of director decisions to adopt anti-takeover measures in the face of a potential takeover where the directors are able to show that:

(1)    they had reasonable grounds for believing that there was a danger to corporate policy and effectiveness from an acquisition proposal; and

(2)    the board of directors’ action taken was neither preclusive nor coercive and was reasonable in relation to the threat posed.

Under English law, directors of a company have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category. Under the City Code, a company is prohibited from taking any action without the approval of its shareholders at a general meeting after:

(1)    a bona fide offer has been communicated to its board of directors; or

(2)    its board of directors believes that a bona fide offer be imminent;

which action could effectively result in the offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

SiRF does not have a rights plan or similar anti-takeover measure applicable to its common stock.	CSR does not have a rights plan or similar anti-takeover measure applicable to its share capital.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
Disclosure of Interests

Acquirors of SiRF common stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding shares of SiRF common stock must, within 10 days after such acquisition file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to SiRF and to each securities exchange on which SiRF common stock is traded.	The U.K. Disclosure and Transparency Rules provide that anyone who acquires a material interest or becomes aware that he has acquired a material interest in 3% or more of any class of shares of a public company’s issued share capital carrying rights to vote at general shareholder meetings must notify that company in writing of his interest within two days. Thereafter, any increase or decrease of a whole percentage point and any decrease that reduces the interest to below 3% must be notified in writing to the company.

SiRF is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of shares of SiRF common stock beneficially owned by:

(1)    each of its directors;

(2)    its principal executive officer;

(3)    its principal financial officer;

(4)    each of its four most highly compensated executive officers other than its principal executive officer and its principal financial officer;

(5)    all of its directors and executive as a group; and

(6)    any beneficial owner of 5% or more of the SiRF common stock of which SiRF is aware.

This requirement will apply to CSR shareholders.

In addition, the U.K. Companies Act 2006 provides that a public company may, by notice in writing, require a person whom the company knows or reasonably believes to be or to have been within the three preceding years, interested in the company’s issued voting share capital to (1) confirm whether this is or is not the case, and (2) if this is the case, to give further information that the company requires relating to his interest or any other interest in the company’s shares of which he is aware.

The disclosure must be made within a reasonable period as specified in the notice.

When the notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions such that, among other things:

(1)    any transfer of the shares is void;

(2)    no voting rights are exercisable in respect of the shares;

(3)    no further shares may be issued in right of the shares or in pursuance of an offer made to their holder; and

(4)    other than in a liquidation, no payment may be made of sums due from the company on the shares, whether in respect of capital or otherwise.

Subject to limited exceptions, any agreement to transfer shares which are subject to restriction (1) above is void.

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares

CSR’s articles of association provide that in such a situation CSR’s board of directors may impose the following restrictions on such a shareholder who holds or is shown to hold an interest of at least 0.25% in number or nominal value of the shares: (a) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings, (b) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend, and (c) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm’s length sale. CSR’s articles further provide that in respect of an interest in shares that is less than 0.25% of the relevant class of shares, the restrictions extend only to (a) above.

In addition, following the merger and for so long as CSR remains an SEC reporting company, CSR shareholders that beneficially own more than 5% of the outstanding CSR ordinary shares will be required to comply with reporting requirements under the Exchange Act.

CSR is required by the listing rules of the U.K. Listing Authority to disclose in its annual report the identity and share interests of its directors and any persons connected with them, as defined in the U.K. Companies Act 2006, and of any person with an interest of 3% or more of its CSR ordinary shares.

Persons discharging managerial responsibilities (primarily directors and some senior executives), and their connected persons, must notify a public company such as CSR in writing of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments relating to those shares within four business days of the day on which the transaction occurred. The notification must contain specified information, including the name of the person involved, the type of transaction, the date on which it occurred, and the price and volume of the transaction. The public company must notify a regulatory news service (which will make the information public) of any information notified to it in accordance with these provisions. The notification to a regulatory news

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
service must be made as soon as possible, and in any event by no later than the end of the business day following the receipt of the information by the company.

Limitation of Enforceability of Civil Liabilities under U.S. Federal Securities Laws Ability to Bring Suits, Enforce Judgments and Enforce U.S. Law

SiRF is a U.S. company incorporated under the laws of Delaware and has substantial assets located in the United States. As a result, investors generally can initiate lawsuits in the United States against SiRF and its directors and officers and can enforce lawsuits based on U.S. federal securities laws in U.S. courts.	CSR is an English company located in the United Kingdom. Many of the directors and officers of CSR are residents of the United Kingdom and not the United States. In addition, although CSR is the sole shareholder of a U.S. subsidiary and, following completion of the merger, will have substantial assets in the United States, the majority of CSR’s assets and a large portion of the assets of CSR’s directors and officers will be located outside of the United States.

As a result, U.S. investors may find it difficult in a lawsuit based on the civil liability provisions of the U.S. federal securities laws:

(1)    to effect service within the United States upon CSR and the directors and officers of CSR located outside the United States;

(2)    to enforce in U.S. courts, or outside the United States, judgments obtained against those persons in the U.S. courts;

(3)    to enforce in U.S. courts judgments obtained against those persons in courts in jurisdictions outside the United States; and

(4)    to enforce against those persons in the United Kingdom, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal securities laws.

Short Swing Profits

Directors and officers of SiRF are governed by rules under the Exchange Act, that may require directors and officers to forfeit to SiRF any “short swing” profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of SiRF equity securities.

Directors and officers of CSR are not subject to the Exchange Act’s “short swing” profit rules because CSR is a foreign private issuer under the Exchange Act that is not subject to these rules. However, directors of CSR are subject to applicable U.K. legislation prohibiting insider dealing and market abuse.

In addition, the directors have to comply with the Model Code of the U.K. Listing Authority that has been adopted by CSR, which provides that the considerations taken into account by directors when deciding whether or not to deal in shares of the company of which they are a director must not be of a

Current Rights of SiRF Stockholders	Rights of Holders of CSR Ordinary Shares
short-term nature. The Model Code also places additional restrictions on trading during periods prior to announcement of a company’s results or when in the possession of inside information.

Proxy Statements and Reports Notices and Reports to Shareholders

Under the Exchange Act proxy rules, SiRF must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.

As a foreign private issuer, CSR will not be governed by the proxy rules under the Exchange Act.

However, CSR will be governed by the U.K. Companies Acts and the listing rules of the U.K. Listing Authority regulating notices of shareholder meetings, which generally provide that notice of a shareholder meeting must be accompanied by (1) a shareholders’ circular containing an explanation of the purpose of the meeting, and (2) the recommendations of the board of directors with respect to actions to be taken.

In addition, CSR sends CSR shareholders a copy of its annual report and accounts or a summary thereof.

In addition, under the listing rules of the U.K. Listing Authority, CSR will, depending on their size and importance, be required to send to shareholders details relating to certain acquisitions, dispositions, takeovers, mergers and offers either made by or in respect of the company.

Reporting Requirements

As a U.S. public company and an accelerated filer under SEC rules, SiRF must file with the SEC, among other reports and notices:

(1)    an Annual Report on Form 10-K within 75 days after the end of the fiscal year;

(2)    a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter; and

(3)    Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

As a foreign private issuer with securities registered under Section 12 of the Exchange Act, CSR is required to publicly file with the SEC Annual Reports on Form 20-F within six months after the end of each fiscal year and to furnish to the SEC reports on Form 6-K upon the occurrence of significant corporate events.

CSR is required to notify the U.K. Listing Authority and/or the Registrar of Companies of:

(1)    any major new developments relating to its business which are not public knowledge and may lead to a substantial movement in its share price;

(2)    notifications received by it from persons holding an interest in 3% or more of any class of the company’s share capital;

(3)    any changes in its board of directors;

(4)    any purchase or redemption by it of its own equity securities;

(5)    interests of directors in its shares or debentures; and

(6)    changes in its capital structure.

SUMMARY OF CORPORATE GOVERNANCE STANDARDS

SiRF Stockholders before the Merger

SiRF is a reporting company under the Exchange Act and its shares are listed on the NASDAQ Global Select Market. As an SEC reporting company, SiRF is required to comply with the SEC reporting disclosure obligations and as a result of its listing is required to comply with the listing standards of the NASDAQ Global Select Market, including the corporate governance requirements.

CSR Shareholders after the Merger

Upon consummation of the merger, CSR will be a foreign private issuer with a class of securities registered under the Exchange Act. As a result, and unless it is eligible to (and in fact does) terminate its SEC registration, CSR will be subject to SEC disclosure obligations applicable to foreign private issuers, which are similar in certain respects to, but different in other respects from, the obligations to which domestic reporting companies (such as SiRF) are subject. Among other things, CSR will file an annual report on Form 20-F and will report developments on Form 6-K, and the financial statements included in any such reports will not need to be prepared in accordance with U.S. GAAP.

Foreign private issuers that list securities in the United States are subject to a few of the corporate governance requirements that typically apply to domestic issuers (such as SiRF). For example, such issuers are subject to requirements to establish independent audit committees. Notwithstanding its status as an SEC reporting company, CSR will not be subject to the corporate governance requirements that apply to listed companies, as CSR will have no listing in the United States.

CSR is a company organized under the laws of England and Wales and is admitted to the Official List of the U.K. Listing Authority and to trading on the London Stock Exchange. CSR is subject to a number of different rules and recommendations which regulate its corporate governance. Broadly, they are:

•

The Combined Code on Corporate Governance, which applies to companies that are admitted to listing by the U.K. Listing Authority, including those whose shares are traded on the London Stock Exchange. The Combined Code is published by the Financial Reporting Council which is the U.K.’s independent regulator responsible for promoting confidence in corporate governance and reporting. The Combined Code consists of 17 “Main Principles” of good governance setting out standards of good practice in relation to directors (including board balance and independence, performance evaluation and re-election), directors’ remuneration, accountability and audit, and relations with shareholders. Most of the Main Principles have their own set of Supporting Principles and more detailed Code Provisions which, in most cases, amplify the Principles. Compliance with the Combined Code’s provisions is not mandatory but, under the listing rules, listed companies are required to include a statement in their annual report and accounts as to whether the company has:

•	complied throughout the accounting period with the “Main Principles” of the Combined Code; or

•	not complied throughout the accounting period with the “Main Principles” of the Combined Code, and if so setting out those provisions it has not complied with and the reasons for non-compliance.

The Combined Code is supplemented by:

•	the Turnbull Guidance, which is designed to assist listed companies in complying with the internal control requirements of the Combined Code;

•	Financial Reporting Council Guidance on Audit Committees (formerly known as the Smith Guidance) which provides best practice guidance on the role and responsibilities of audit committees; and

•	the Higgs review which contains best practice guidance relating to the role and effectiveness of non-executive directors in the U.K.

This guidance has no formal status and companies are not required to follow it when applying the Combined Code.

•

Non-legal guidelines issued by bodies that represent institutional investors (such as the Association of British Insurers, the National Association of Pension Funds and the Pensions & Investment Research Consultant). These guidelines apply to listed companies and in some respects go further than the Combined Code. Although the guidelines are informal, institutional investors may oppose any corporate actions that contravene them.

•	The listing rules, which include rules and guidance on listed companies’ continuing obligations.

•

The Disclosure Rules and Transparency Rules which contain rules and guidance on listed companies’ obligations to disclose and control “inside information” and notify share dealings by persons discharging managerial responsibilities.

•

Statute (notably the Companies Act 1985 and U.K. Companies Act 2006) which contains numerous provisions relating to the duties of directors (including to act within their powers, promote the success of the company, exercise independent judgment and avoid conflicts of interest) and sets out sanctions for breaches of those duties. A listed company must also comply with the Financial Services and Markets Act 2000, in particular the provisions prohibiting market abuse and misleading statements and conduct, and the Criminal Justice Act 1993 pursuant to which insider dealing is a criminal offence.

•	Common law rules (that is, case law relating, for example, to directors’ fiduciary duties).

•	CSR’s constitution, the memorandum which sets out the objects of the company and governs its external affairs and the articles of association which governs the internal affairs of the company.

•

The Financial Services Authority’s Code of Market Conduct which regulates the disclosure and use of inside information, and actions that could create a false market, in each case in relation to listed company securities.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Prior to the merger, there was no public market for CSR ordinary shares in the United States. CSR cannot predict the effect, if any, that market sales of its ordinary shares or the availability of ordinary shares for sale will have on the market price of CSR ordinary shares. Sales of substantial amounts of CSR ordinary shares in the public market could adversely affect the market prices of the ordinary shares and could impair CSR’s future ability to raise capital through the sale of its equity securities.

Upon completion of the merger, based on CSR’s outstanding ordinary shares as of May 22, 2009, CSR expects to have an aggregate of approximately 180,865,628 ordinary shares issued and outstanding. Of these, the 47,357,597 ordinary shares registered pursuant to this proxy statement/prospectus will be freely tradable without restriction or further registration under the Securities Act.

The outstanding CSR ordinary shares not registered pursuant to this proxy statement/prospectus will be restricted securities as a result of the U.S. securities laws. All such shares will be eligible for resale under Rule 144, subject to volume limitations. Restricted securities may be sold in the public market only if they have been registered or if they qualify for an exemption from registration under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not one of CSR’s affiliates and who is not deemed to have been one of its affiliates at any time during the three months preceding a sale and who has beneficially owned CSR ordinary shares that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell these ordinary shares, without registration in the United States, subject to the continued availability of current public information about CSR. This current public information requirement is eliminated after a one-year holding period.

A person who is one of CSR’s affiliates and who has beneficially owned CSR ordinary shares that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell, without registration in the United States, within any three-month period a number of shares that does not exceed 1% of the number of CSR ordinary shares then outstanding, which will equal approximately 1,808,656 CSR ordinary shares immediately after the merger, subject to the continued availability of current public information about CSR and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.

Regulation S

Regulation S under the U.S. Securities Act provides that shares owned by any person may be sold without registration in the United States if the shares are sold in an offshore transaction involving no directed selling efforts in the United States, as these terms are defined in Regulation S. In general, this means that CSR ordinary shares may be sold on the London Stock Exchange or in some other manner outside the United States without registration under the U.S. Securities Act.

Rule 701

In general, under Rule 701 under the U.S. Securities Act, any CSR employees, consultants or advisors who, prior to the date this proxy statement/prospectus becomes effective, purchased ordinary shares from CSR in connection with the exercise of share options granted to them by CSR will be eligible to resell such shares, without registration in the United States, in reliance on Rule 144 under the U.S. Securities Act, without compliance with some restrictions, including the holding period, contained in Rule 144.

Share Options

After consummation of the merger, CSR intends to file one or more registration statements in the United States under the U.S. Securities Act covering ordinary shares reserved for issuance under employee equity incentive plans of CSR and ordinary shares to be issued to former holders of SiRF’s stock options and restricted stock units. Any such registration statement would be filed and become effective as soon as practicable after consummation of the merger. Accordingly, ordinary shares under these registration statements can be resold without registration in the United States, subject to Rule 144 volume limitations applicable to affiliates.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

CSR is a corporation organized under the laws of the United Kingdom. All or a substantial portion of CSR’s assets and most of its directors and executive officers are located and reside, respectively, outside the United States. Because of the location of CSR’s assets and board members, it may not be possible for investors to serve process within the United States upon CSR or such persons with respect to matters arising under the United States federal securities laws or to enforce against CSR or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws.

CSR has been advised by Slaughter and May that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom.

CSR has appointed National Registered Agents, Inc., 100 Canal Pointe Boulevard, Suite 108, Princeton, New Jersey 08540, as its agent to receive service of process in any action against it in any state or federal court in the State of New York arising out of the transaction described in this proxy statement/prospectus or any purchase or sale of the ordinary shares in connection with this transaction.

STOCKHOLDERS PROPOSALS

SiRF does not intend to hold an annual meeting of its stockholders in 2009, and will hold its 2009 annual meeting only if the merger is not completed. If SiRF’s 2009 annual meeting is to be held, to be considered for inclusion in SiRF’s proxy statement for the meeting, stockholder proposals must have been received by the Secretary of SiRF at SiRF’s principal executive offices, 217 Devcon Drive, San Jose, California 95112-4211, no later than 60 days prior to the scheduled meeting date and otherwise have complied with the requirements of Rule 14a-8 under the Exchange Act.

If less than 75 days notice or prior public disclosure of the date of the scheduled meeting is given to SiRF stockholders in advance of SiRF’s 2009 annual stockholder meeting, such 60-day period will be shortened to the earlier of (a) the close of business on the 15th day following the day on which notice of the 2009 annual stockholder meeting was mailed or such public disclosure was made, whichever first occurs, and (b) two days prior to the date of the scheduled meeting.

LEGAL MATTERS

The validity of the CSR ordinary shares to be issued in the merger will be passed upon for CSR by Slaughter and May, U.K. counsel to CSR.

Paul, Weiss, Rifkind, Wharton & Garrison LLP, London, United Kingdom, U.S. counsel for CSR, is providing services to CSR in connection with the merger and the preparation of this proxy statement/prospectus, and will pass on certain U.S. federal income tax consequences of the merger.

Simpson Thacher & Bartlett LLP, Palo Alto, California, is providing services to SiRF in connection with the merger and the preparation of this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of CSR plc as of January 2, 2009 and December 28, 2007 and for the periods ended January 2, 2009, December 28, 2007 and December 29, 2006, which are included in this proxy statement/prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in this proxy statement/prospectus, and are included, and made part of, this registration statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of SiRF Technology Holdings, Inc. at December 27, 2008 and December 31, 2007, and for the periods ended December 27, 2008, December 31, 2007 and December 31, 2006, included in this proxy statement/prospectus which is referred to and made part of this registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Centrality Communications, Inc. and subsidiaries as of and for the years ended December 31, 2006 and 2005, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing elsewhere in this proxy statement/prospectus, and are included in, and made part of, this registration statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO FINANCIAL STATEMENTS

Page
Index to Consolidated Financial Statements of CSR	F-2
Report of Independent Registered Public Accounting Firm	F-3
Audited Consolidated Financial Statements
Consolidated Income Statements for the Years Ended January 2, 2009, December 28, 2007 and December 29, 2006	F-4
Consolidated Statements of Recognized Income and Expense for the Years Ended January 2, 2009, December 28, 2007 and December 29, 2006	F-5
Consolidated Balance Sheets as of January 2, 2009 and December 28, 2007	F-6
Consolidated Statements of Cash Flow for the Years Ended January 2, 2009, December 28, 2007 and December 29, 2006	F-7
Notes to the Consolidated Financial Statements	F-8
Index to Consolidated Financial Statements of SiRF	F-54
Report of Independent Registered Public Accounting Firm	F-55
Audited Consolidated Financial Statements
Consolidated Balance Sheets as of December 27, 2008 and December 31, 2007	F-56
Consolidated Statements of Operations for the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006	F-57
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity for the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006	F-58
Consolidated Statements of Cash Flows for the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006	F-61
Notes to Consolidated Financial Statements	F-63
Financial Statements Schedules of SiRF	F-106
Index to Consolidated Financial Statements of Centrality	F-107
Unaudited Condensed Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006	F-108
Condensed Consolidated Statements of Operations for the Quarters Ended March 31, 2007 and 2006	F-109
Condensed Consolidated Statements of Cash Flows for the Quarters Ended March 31, 2007 and 2006	F-110
Notes to Condensed Consolidated Financial Statements	F-111
Audited Financial Statements
Independent Auditors’ Report	F-114
Consolidated Balance Sheets as of December 31, 2006 and 2005	F-115
Consolidated Statements of Operations for the Years Ended December 31, 2006 and 2005	F-116
Consolidated Statements of Redeemable Convertible Preferred Stock and Changes in Shareholders’ Deficit for the Years Ended December 31, 2006 and 2005	F-117
Statements of Cash Flows for the Years Ended December 31, 2006 and 2005	F-118
Notes to Consolidated Financial Statements	F-119
Unaudited Condensed Financial Statements of SiRF
Condensed Consolidated Balance Sheets as of March 28, 2009 and December 27, 2008	A-2
Condensed Consolidated Statements of Operations for the three months ended March 28, 2009 and March 31, 2008	A-3
Condensed Consolidated Statements of Cash Flows for the three months ended March 28, 2009 and March 31, 2008	A-4
Notes to Condensed Consolidated Financial Statements	A-5
Unaudited Condensed Financial Information of CSR
Condensed Consolidated Income Statements	B-6
Condensed Consolidated Balance Sheets as of April 3, 2009, January 2, 2009 and March 28, 2009	B-7
Condensed Consolidated Statement of Recognised Income and Expense	B-8
Condensed Consolidated Cash Flow Statements	B-9
Notes to Condensed Consolidated Financial Information	B-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CSR plc

We have audited the accompanying consolidated balance sheets of CSR plc and subsidiaries (the “Company”) as of 2 January 2009 and 28 December 2007, and the related consolidated income statements, consolidated statements of recognised income and expense, and consolidated cash flows statements for each of the periods ended 2 January 2009, 28 December 2007 and 29 December 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 2 January 2009 and 28 December 2007, and the results of its operations and cash flows for each of the periods ended 2 January 2009, 28 December 2007, and 29 December 2006 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

March 10, 2009

CONSOLIDATED INCOME STATEMENT

For the 53 weeks ended 2 January 2009

	Notes	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
		$’000	$’000	$’000
Revenue	5,6	694,865	848,622	704,695
Cost of sales		(385,037)	(452,348)	(376,036)

Gross profit		309,828	396,274	328,659
Research and development (‘R&D’) expenses:
Other research and development		(152,749)	(140,932)	(107,252)
Amortisation of acquired intangible assets	13	(5,418)	(6,609)	(2,061)

Total Research and development expenses		(158,167)	(147,541)	(109,313)

Sales, marketing and administrative expenses (‘SG&A’):
Other Sales, marketing and administrative expenses		(92,813)	(83,635)	(70,351)
Asset impairment	28	(52,918)	—	—
Restructuring	29	(14,445)	—	—
Patent dispute settlement	35	—	(15,000)	—

Total SG&A		(160,176)	(98,635)	(70,351)

Operating (loss) profit		(8,515)	150,098	148,995
Investment income	5	6,139	7,938	6,106
Finance costs	9	(4,075)	(2,437)	(704)

(Loss) profit before tax		(6,451)	155,599	154,397
Tax	10	(488)	(42,795)	(43,200)

(Loss) profit for the period	7	(6,939)	112,804	111,197

(Loss) earnings per share		$	$	$
Basic	11	(0.05)	0.86	0.86
Diluted	11	(0.05)	0.83	0.82

The results were all derived from continuing operations. The loss for the period and profit for the prior periods is wholly attributable to equity holders of the parent company, CSR plc.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the 53 weeks ended 2 January 2009

	Notes	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
		$’000	$’000	$’000
(Loss) gain on cash flow hedges	25	(31,677)	(4,906)	8,350
Adjustments to deferred tax from reduced UK tax rates	19	—	(11)	—
Net tax on cash flow hedges in equity	25	8,930	1,382	(2,505)

Net (expense) income recognised directly in equity		(22,747)	(3,535)	5,845

Transfers
Transferred to income statement in respect of cash flow hedges	25	7,316	836	(2,063)
Tax on items transferred from equity	25	(2,052)	(225)	619

Total transfers from equity		5,264	611	(1,444)

(Loss) profit for the period		(6,939)	112,804	111,197

Total recognised income and expense for the period		(24,422)	109,880	115,598

CONSOLIDATED BALANCE SHEET

2 January 2009

	Notes	2 January 2009	28 December 2007
		$’000	$’000
Non-current assets
Goodwill	12	106,322	144,207
Other intangible assets	13	20,797	45,144
Property, plant and equipment	14	48,173	52,924
Deferred tax asset	19	6,481	7,021

		181,773	249,296

Current assets
Inventory	16	66,201	77,256
Derivative financial instruments	18	—	696
Trade and other receivables	17	81,809	97,206
Treasury deposits	17	81,000	52,065
Cash and cash equivalents	17	180,898	193,311

		409,908	420,534

Total assets		591,681	669,830

Current liabilities
Trade and other payables	21	62,170	93,376
Current tax liabilities		1,648	26,851
Obligations under finance leases	20	1,057	3,108
Derivative financial instruments	18	32,062	1,080
Provisions	23	4,408	2,414
Contingent consideration	22	753	25,988

		102,098	152,817

Net current assets		307,810	267,717

Non-current liabilities
Deferred tax liability	19	4,002	8,208
Contingent consideration	22	16,747	—
Long-term provisions	23	1,795	—
Obligations under finance leases	20	293	142

		22,837	8,350

Total liabilities		124,935	161,167

Net assets		466,746	508,663

Equity
Share capital	24	238	236
Share premium account	25	91,448	89,926
Capital redemption reserve	25	950	950
Employee benefit trust reserve	25	(40,224)	(20,025)
Merger reserve	25	61,574	61,574
Hedging reserve	25	(25,260)	(899)
Share-based payment reserve	25	27,864	20,278
Tax reserve	25	35,770	35,298
Retained earnings	25	314,386	321,325

Total equity		466,746	508,663

CONSOLIDATED CASH FLOW STATEMENT

53 weeks ended 2 January 2009

	Notes	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
		$’000	$’000	$’000
Net cash from operating activities	26	66,301	222,178	65,499

Investing activities
Interest received		6,187	7,752	6,047
Purchase of treasury deposits		(28,935)	(22,065)	(5,000)
Purchases of property, plant and equipment		(20,232)	(24,382)	(35,874)
Purchases of intangible assets		(2,448)	(5,098)	(9,797)
Acquisition of subsidiaries	34	(11,689)	(81,946)	—

Net cash used in investing activities		(57,117)	(125,739)	(44,624)

Financing activities
Repayments of obligations under finance leases		(279)	(5,924)	(5,235)
Purchases of own shares		(20,199)	(20,025)	—
Proceeds on issue of shares		1,524	5,824	2,959

Net cash used in financing activities		(18,954)	(20,125)	(2,276)

Net (decrease) increase in cash and cash equivalents		(9,770)	76,314	18,599
Cash and cash equivalents at beginning of period		193,311	117,494	99,386
Effect of foreign exchange rate changes		(2,643)	(497)	(491)

Cash and cash equivalents at end of period		180,898	193,311	117,494

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	General Information

CSR plc is a company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ, United Kingdom. The nature of the Group’s operations and its principal activities are set out in note 6.

These financial statements are presented in US dollars because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in note 3.

These financial statements have been prepared on a going concern basis.

2	Adoption of New and Revised Standards

In the current year, two interpretations issued by the International Financial Reporting Interpretations Committee are effective for the period. These are: IFRIC 11 ‘IFRS2—Group and Treasury Share Transactions’, which was early adopted by the Group in 2006, and IFRIC 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, the adoption of which has not led to any change in the Group’s accounting policies.

As described in Note 6, the Group adopted IFRS 8 Operating Segments in advance of its effective date with effect from 30 December 2006.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not yet been applied in these financial statements were in issue but not yet effective (and in some cases, had not yet been adopted by the EU):

IFRS 1 (amended)/ IAS 27 (amended)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

IFRS 2 (amended)	Share-based payment—Vesting Conditions and Cancellations

IFRS 3 (revised 2008)	Business Combinations

IAS 1 (revised 2007)	Presentation of Financial Statements

IAS 23 (revised 2007)	Borrowing Costs

IAS 27 (revised 2008)	Consolidated and Separate Financial Statements

IAS 32 (amended)/ IAS 1 (amended)	Puttable Financial Instruments and Obligations Arising on Liquidation

IFRIC 12	Service Concession Arrangements

IFRIC 15	Agreements for the Construction of Real Estate

IFRIC 16	Hedges of a Net Investment in a Foreign Operation

Improvements of IFRSs (May 2008)

The directors anticipate that, other than detailed below, the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group.

The directors anticipate that the adoption of IFRS 3 (revised) may have a significant impact on the profit (loss) before tax and effective tax rate in future years. The adoption of the standard removes the requirement to adjust goodwill after the normal 12 month period following the business combination, when recognising a deferred tax asset for pre-acquisition losses of an acquired subsidiary in certain circumstances. As disclosed in note 19, the Group has significant unrecognised tax losses which may become recognisable in future periods after the adoption of this standard. The Group is reviewing when it will adopt this standard, but notes that at the current time it has yet to be adopted by the European Union, and the earliest date of application is for periods commencing on or after 1 July 2009.

3	Accounting Policies

Basis of Accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (‘IASB’).

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below.

The financial statements cover the 53 week period from 29 December 2007 to 2 January 2009; the comparatives are presented for the 52 week period from 30 December 2006 to 28 December 2007 and for the 52 week period from 31 December 2005 to 29 December 2006. The financial statements are reported on a 52 or 53 week basis to be consistent with the Group’s internal reporting.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of CSR plc (the Company) and entities controlled by the Company (its subsidiaries, together the Group) drawn up to the dates indicated in the primary financial statements. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business Combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

On acquisition, the identifiable assets and liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of the acquisition below the fair value of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit or loss in the period of acquisition.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is initially measured as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested annually or more frequently when there is an indication that the unit may be impaired. To determine the recoverable amount of the cash-generating unit, the Group uses discounted projected cash flows based on approved budgets and projections covering a period up to five years and estimates growth rates, terminal growth rates and discount rates specific for the economic environment within which the cash-generating unit is operating. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Revenue Recognition

Revenue is recognised when it is probable that economic benefits will flow to the Group and delivery has occurred or the service has been provided, the sales price is fixed or determinable, and collectibility is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained, or, in cases where such acceptance is not contractually required, when management has established that all aforementioned conditions for revenue recognition have been met and no further post-shipment obligations exist other than obligations under warranty. Examples of the above-mentioned delivery conditions are ‘Free on Board point of delivery’ and ‘Costs, Insurance Paid point of delivery’, where the point of delivery may be the shipping warehouse or any other point of destination as agreed in the contract with the customer and where title and risk in the goods pass to the customer.

Revenues are recorded net of sales taxes, customer discounts, rebates and similar charges.

For products for which a right of return exists during a defined period, revenue recognition is determined based on the historical pattern of actual returns, or in cases where such information is lacking, revenue recognition is postponed until the return period has lapsed. Return policies are typically based on customary return arrangements in local markets. Revenue is shown net of estimated provision for credit notes and returns.

Shipping and handling costs billed to customers are recognised as revenues.

A provision for product warranty is made at the time of revenue recognition and reflects the estimated costs of replacement and free of-charge services that will be incurred by the Company with respect to the sold products.

Royalty income, which is generally earned based upon a percentage of sales or a fixed amount per royalty earning product, is recognised upon shipment by the licencee.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

Foreign Currencies

The functional currency of CSR plc is the US dollar and this is also the presentation currency for the consolidated financial statements. Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in the net profit or loss for the period except for exchange differences on transactions entered into to hedge certain foreign currency risks (see policy on Hedge Accounting).

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see Financial Instruments policy for details of the Group’s accounting policies in respect of such derivative financial instruments).

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Currency translation differences are recognised directly in equity.

Operating (Loss) Profit

Operating (loss) profit is stated before investment income and finance costs.

Retirement Benefit Costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Taxation

The tax expense represents the sum of the tax currently payable and the deferred tax.

The tax payable is based on taxable (loss) profit for the period. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused carried forward tax losses and unused carried forward tax credits can be utilised. However, such assets and liabilities are not recognised if the temporary differences arise from:

•	the initial recognition of goodwill;

•	the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit;

•

investments in subsidiaries and associates, and interests in joint ventures, where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Government grants, by means of tax relief for Research and Development expenditure, are recognised as income as qualified expenditures are made.

Property, Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is charged so as to write off the cost of the assets, less estimated residual value, over their estimated useful lives, using the straight line method, on the following basis:

Computer equipment	2 to 3 years
Test equipment	2 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	minimum lease period

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date.

In general residual values are zero or negligible, due to the technical and specialised nature of assets held. Residual values are reviewed annually.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets in the course of construction are carried at cost less any recognised impairment losses. Costs included are those that directly relate to the construction of the asset. Depreciation of these assets commences when the assets are ready for their intended use.

Other Intangible Assets

Other intangible fixed assets are stated at cost or fair value for items acquired in business combinations, net of amortisation and any provision for impairment. No amortisation is provided on assets in the course of construction. On other intangible fixed assets, amortisation is provided at rates calculated to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Software licences	licence term
Customer contracts and relationships	3 years
Purchased R&D	4 to 10 years

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date.

In general residual values are zero or negligible, due to the technical and specialised nature of assets held. Residual values are reviewed annually.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets in the course of construction are carried at cost net of any provision for impairment. Costs included are those that directly relate to the construction or production of the asset. Amortisation of these assets commences when the assets are ready for their intended use.

Research and Development Expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the Group’s product development is recognised only if all of the following conditions are met:

•	an asset is created that can be identified (such as a new device or software);

•	the project from which the asset arises meets the Group’s criteria for assessing technical feasibility;

•	it is probable that the asset created will generate future economic benefits; and

•	the development cost of the asset can be measured reliably.

Internally generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Impairment of Tangible and Intangible Assets Excluding Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present values using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately. After the recognition of an impairment loss, any depreciation or amortisation charge for the asset is adjusted for future periods to allocate the asset’s revised carrying value, less estimated residual value, on a systematic basis, over its remaining useful life.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but the reversal is limited so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in-first-out (FIFO) method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Loans and Receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment or appropriate allowances for estimated irrecoverable amounts. Interest income is recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments consist of money market deposits in USD, GBP and Euros. Interest income is recorded as it accrues over the period of the investment at rates fixed at the time of inception.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments that are readily available convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Derecognition of Financial Assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire; or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay.

Impairment of Financial Assets

Financial assets are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that have occurred after the initial recognition of the asset, the estimated future cash flows of the investment have been impaired.

Objective evidence of impairment could include significant financial difficulty of the issuer or the counterparty; or default or delinquency in interest or principal payments; or it becoming probable that the borrower will enter bankruptcy or financial re-organisation.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.

Trade Payables

Trade payables are not interest bearing and are initially measured at fair value, net of transaction cost. Subsequently these are measured at amortised cost using the effective interest method, with interest recognised on an effective yield basis.

Equity Instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial Liabilities at FVTPL (Fair Value Through Profit and Loss)

Financial liabilities are classified as FVTPL where the financial liability has been designated as FVTPL.

A financial liability may be designated as FVTPL upon initial recognition if:

•	Such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

The financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the Group is provided internally on that basis; or

•

It forms part of a contract containing one or more embedded derivatives, and IAS 39 Financial Instruments: Recognition and Measurement permits the entire combined contract (asset or liability) to be designated FVTPL.

Financial liabilities at FVTPL are stated at fair value, with any resultant gain or loss recognised in profit or loss.

Derecognition of Financial Liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire.

Derivative Financial Instruments

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes. Further details of derivative financial instruments are disclosed in note 32 to the financial statements.

The use of financial derivatives is governed by the Group’s policies approved by the Board of directors, which provides written principles on the use of financial derivatives. The Group’s policy is to hedge between 75% and 90% of forecast GBP expenditure for the following 11 to 15 months.

Derivative financial instruments are initially recorded at fair value at the date a derivative contract is entered into and are subsequently remeasured to fair value at each balance sheet date. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedge Accounting

Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in cash flows of the hedged item.

Note 18 sets out details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statement of recognised income and expense.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled into profit or loss in the periods when the hedged item is recognised in profit or loss. When the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Provisions

Provisions for warranty and returns costs are recognised at the date of sale of the relevant products, at the directors’ best estimate of the expenditure required to settle the Group’s liability.

Provision is made for onerous contracts at the fair value of the minimum unavoidable lease payments, net of any amounts recoverable from sub-leases.

Share-Based Payment

The Group has applied the requirements of IFRS 2 Share-based Payment. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees, including share options with non-market based vesting conditions. Equity settled share-based payments are measured at the fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

For grants where options vest in installments over the vesting period, each installment is treated as a separate grant, which results in fair value of each installment being spread across the vesting period of that installment.

Fair value is measured by use of a Black-Scholes model for the majority of share options in issue. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

For certain share options which include TSR related condition the fair value is estimated through the use of a Monte-Carlo simulation.

Employee Benefit trust

The Group has established an employee benefit trust which is a separately administered trust and is funded by loans from Group companies. The assets of the trust comprise shares in CSR plc and cash balances. The Group recognises assets and liabilities of the trust in the consolidated accounts and shares held by the trust are recorded at cost as a deduction from shareholders’ equity.

4	Critical Accounting Judgements and Key Sources of Estimation and Uncertainty

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of financial statements requires the directors to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities.

Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions. The directors constantly re-evaluate these significant factors and makes adjustments where facts and circumstances dictate. The directors believe that the following accounting policies are critical due to the degree of estimation required and / or the potential material impact they may have on the Group’s financial position and performance.

Inventory Valuation

Inventories are stated at the lower of cost and net realisable value. Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions.

The level of inventory provisioning required is sensitive to changes in the forecast sales of particular products which is dependent on changes in conditions in the Group’s markets. If changes in actual market conditions are less favourable than those projected, additional inventory provisions may be required; similarly if changes in actual market conditions are more favourable than predicted, the Group may be able to release a proportion of the inventory provision.

Impairment of Goodwill

The Group assesses the carrying value of identifiable intangible assets, long-lived assets and goodwill annually, or more frequently if events or changes in circumstances indicate that such carrying value may not be recoverable. Factors considered important, which could trigger an impairment review, include the following:

•	significant underperformance relative to historical or projected future results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significantly negative industry or economic trends.

This assessment is based upon projections of anticipated discounted future cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. While the Group believes that its assumptions are appropriate, such amounts estimated could differ materially from what will actually occur in the future. In assessing goodwill, these discounted cash flows are prepared at a cash-generating unit level.

Note 12 to the financial statements provides further disclosures on the assumptions underlying the impairment review and the allocation of goodwill by reportable segments.

Provisions for Returns and Warranty Claims

The Group provides for the estimated cost of returns and product warranties at the time revenue is recognised. The Group’s products are covered by product warranty plans of varying periods, depending on local practices and regulations. While the Group engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligations are affected by actual product failure rates (field failure rates) and by material usage and service delivery costs incurred in correcting a product failure.

The Group’s warranty provision is established based upon its best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. As the Group continuously introduces new products which incorporate complex technology, and as local laws, regulations and practices may change, it will be increasingly difficult to anticipate our failure rates, the length of warranty periods and repair costs. While the Group believes that its warranty provisions are adequate and that the judgements applied are appropriate, the ultimate cost of product warranty could differ materially from our estimates. When the actual warranty cost of our products is lower than we originally anticipated, the Group releases an appropriate proportion of the provision, and if the warranty cost is higher than anticipated, the Group increases the provision.

Accounting for Share-based Payments

We apply IFRS 2 ‘Share-based payments’ in relation to the accounting for share-based payments in respect of options and share awards granted after 7 November 2002 and which had not vested as at 1 January 2005. Under IFRS 2, the share-based compensation is measured at the grant date, based on the estimated fair value of the award, and is recognised as an expense over the employee’s requisite service period.

The fair value of the majority of options granted is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. The expected life used in the model has been adjusted, based on management’s best estimate for the effects of non-transferability, exercise restrictions and, behavioural considerations. The volatility used in the model is based on movements in the Group’s share price for a period matching that of the exercise period of the options. The risk-free interest rate used is the implied yield currently available on zero-coupon government issues in the UK, with a remaining term equal to the expected term of the option being valued (based on the option’s remaining contractual life and taking into account the effects of expected early exercise). For certain share awards which include total shareholder return related conditions, the fair value is estimated through the use of a Monte-Carlo simulation.

The amount recognised as an expense is adjusted to reflect the actual number of shares that vest. Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. The estimates of the number of share options and awards that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity. Note 30 to the Consolidated Financial Statements provides details on the valuation assumptions made for each grant of share options and awards during the period.

Share Options and Taxation

In the UK and US the Group is entitled to a tax deduction for amounts treated as compensation on exercise of certain employees’ share options under each jurisdiction’s tax rules. This gives rise to a temporary difference between the accounting and tax bases and hence a deferred tax asset is recorded. This asset is calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the share price at the balance sheet date) with the share-based payment expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of share-based payment expense at the statutory rate, the excess is recorded directly in equity, against retained earnings.

No share-based payment expense is recorded in respect of options granted before 7 November 2002. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects in relation to these options are recorded directly in equity against retained earnings.

Revenue recognition

Sales are recognised when the significant risks and rewards of ownership have transferred to the buyer, continuing managerial involvement usually associated with ownership and effective control have ceased, the amount of revenue can be measured reliably, it is probable that economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

This requires the Group to assess at the point of delivery whether these criteria have been met. When the Group determines that such criteria have been met, revenue is recognised. The Group records estimated reductions to revenue for pricing agreements, price protection, other volume based rebates. Estimated sales adjustments for volume based discount programs are based largely on shipment information.

Income Taxes

The Group is subject to the income tax laws of the various tax jurisdictions in which we operate, principally the United Kingdom. These laws are complex and subject to different interpretations by taxpayers and tax authorities. When establishing income tax provisions, we therefore make a number of judgments and interpretations about the application and interaction of these laws. Changes in these tax laws or our interpretations of these laws and the resolution of future tax audits could significantly impact our effective tax rate and the results of operations in a given period.

The Group estimates its income taxes in each of the jurisdictions in which it operates. This process involves estimating its current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in the recognition of deferred tax assets and liabilities, which are included within the consolidated balance sheet to the extent that we believe they are recoverable.

In recognising deferred tax assets, the Group considers profit forecasts including the effect of exchange rate fluctuations on sales and external market conditions. Where it is probable that a position may be successfully challenged by revenue authorities, a tax provision is created for the tax on the probable adjustment. Management’s judgement is required in determining the provision for income taxes, deferred tax assets and liabilities. Deferred tax assets have been recognised where management believes there are sufficient taxable temporary differences or convincing other evidence that sufficient taxable profit will be available in future to realise deferred tax assets.

Although the deferred tax assets which have been recognised are considered realisable, actual amounts could be reduced if future taxable income is lower than expected. This can materially affect the Group’s reported net income and financial position.

Hedge Accounting for Financial Instruments

The financial instruments that are used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures. Hedge accounting is used for foreign currency risk exposures and for firm commitments to hedge foreign currency risk exposures. Management’s judgement is required to determine whether a future transaction is probable. External market data is applied in measuring the hedge effectiveness of financial instruments. Hedge ineffectiveness is recognised immediately in the income statement. Refer to note 32 for details of the hedging relationships as well as the impact of the hedge on the pre-tax profit or loss for the period.

5	Revenue

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Sale of goods	693,698	846,831	700,982
Royalties	1,167	1,791	3,713

	694,865	848,622	704,695
Investment income	6,139	7,938	6,106

	701,004	856,560	710,801

Investment income is interest on bank deposits.

6	Segmental Reporting

Products and Services from which Reportable Segments Derive their Revenues

The Group adopted IFRS 8 Operating Segments with effect from 30 December 2006. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officer and Board of Directors, to allocate resources to the segments and assess their performance. In contrast, the predecessor standard (IAS 14 Segment Reporting) required the Group to identify two sets of segments (business and geographical) using a risk and rewards approach, with the system of internal financial reporting to key management personnel serving as a starting point for the identification of such segments. In 2006, under IAS 14, the Group had one class of business, being the design and marketing of single chip radio devices. Following the adoption of IFRS 8, the Group’s reportable segments are as follows:

Cellular	Mobile phones, headsets and audio-related
Non Cellular	PC, Automotive and Consumer applications

The Group has chosen to aggregate the Mobile Handsets and Mobile Headsets operating segments as the Cellular reportable segment since they meet the aggregation criteria specified in IFRS 8 for disclosure as a reportable segment.

Comparative information for the 52 weeks ended 29 December 2006 is only provided for the analysis of revenue by the identified reportable segments. In 2006, the Group was organised as a single reportable segment and the internal reporting systems and structures were only in place from 30 December 2006. Therefore it is not possible to allocate costs and assets to the identified segments in a reasonable way for the 52 weeks ended 29 December 2006.

Segment Revenues and Results

The following is an analysis of the Group’s revenue and results by reportable segment:

53 weeks ended 2 January 2009	Cellular	Non Cellular	Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	552,750	142,115	—	694,865

Operating loss / segment result*	(14,901)	9,643	(3,257)	(8,515)

Investment income (note 5)				6,139
Finance costs (note 9)				(4,075)

Loss before tax				(6,451)

*	Operating (loss) profit includes amortisation of acquired intangible assets, non cash impairment charge of $52.9 million, a restructuring charge of $14.4 million and an adjustment to goodwill of $1.0 million as a result of the recognition of tax losses.

Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer and Board of Directors.

The accounting policies for the reportable segments are the same as the Group’s accounting policies as described in note 3. The segment result represents operating (loss) profit earned by each segment without allocation of the $3.3 million of hedge ineffectiveness as a result of the restructuring and in 2007, the $15.0 million patent dispute settlement. Costs are allocated to segments based on levels of R&D and marketing activity in the period. This is the measure reported to the Group’s Chief Executive Officer and Board of Directors for the purposes of resource allocation and assessment of segment performance.

52 weeks ended 28 December 2007	Cellular	Non Cellular	Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	660,594	188,028	—	848,622

Operating profit / segment result*	112,043	53,055	(15,000)	150,098

Investment income (note 5)				7,938
Finance costs (note 9)				(2,437)

Profit before tax				155,599

*	Operating profit includes amortisation of acquired intangible assets, the patent dispute settlement of $15.0 million and the adjustment to goodwill of $0.3 million as a result of the recognition of tax losses.

52 weeks ended 29 December 2006	Cellular	Non Cellular	Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	584,536	120,159	—	704,695

Segment Assets

	2 January 2009	28 December 2007	29 December 2006
	$’000	$’000	$’000
Cellular	267,374	362,483	—
Non Cellular	39,362	38,688	—
Single radio chip devices	—	—	322,808

Total segment assets	306,736	401,171	322,808
Deferred tax asset	6,481	7,021	11,350
Cash flow hedges	—	696	4,522
Other receivables	16,566	15,566	14,576
Treasury deposits	81,000	52,065	30,000
Cash and cash equivalents	180,898	193,311	117,494

Total assets	591,681	669,830	500,750

Assets allocated to reportable segments are goodwill (allocation is described in note 12), property, plant and equipment, intangible assets, trade receivables and inventory. All other assets are unallocated. Assets are allocated to the segment which has responsibility for their control.

No information is provided for segment liabilities as this measure is not provided to the chief operating decision maker.

Other Segment Information

53 weeks ended 2 January 2009	Cellular	Non Cellular	Consolidated
	$’000	$’000	$’000
Depreciation and amortisation of intangible assets	20,148	5,037	25,185
Amortisation of acquired intangible assets	5,311	107	5,418
Share option expense	6,600	986	7,586
Capital expenditure	18,451	4,613	23,064
Asset impairment (note 28)	52,918	—	52,918

52 weeks ended 28 December 2007	Cellular	Non Cellular	Consolidated
	$’000	$’000	$’000
Depreciation and amortisation of intangible assets	23,664	4,190	27,854
Amortisation of acquired intangible assets	6,352	257	6,609
Share option expense	8,036	1,239	9,275
Capital expenditure	48,878	6,345	55,223

52 weeks ended 29 December 2006	Cellular	Non Cellular	Consolidated
	$’000	$’000	$’000
Amortisation of acquired intangible assets	1,804	257	2,061

No comparative information is available for 2006 for capital expenditure, depreciation and amortisation of other intangible assets (other than those related to acquisition-related intangible assets) and share-based payment expense as the internal reporting systems and structures were not in place in 2006 for such information to be obtained.

Revenues from Major Products and Services

The Group’s revenues from its major products and services were as follows:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Sale of integrated circuits	683,520	838,115	696,067
Sale of software	10,178	8,716	4,915
Royalties	1,167	1,791	3,713

Consolidated revenue (excluding investment income)	694,865	848,622	704,695

Geographical Information

The Group operates in four principal geographical areas—the UK (country of domicile), Rest of Europe, the Americas and Asia. The Group’s revenue from external customers and information about its segment assets (non-current assets excluding deferred tax assets and other financial assets) by geographical location is detailed below:

	Revenue from external customers
	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
UK	967	1,777	2,175

Rest of Europe
—Finland	6,305	15,416	10,818
—Hungary	36,535	46,287	31,121
—Other	19,951	11,520	18,702
USA	34,584	54,039	57,990
Americas (excluding USA)	10,564	13,324	10,435

Asia
—China and Hong Kong	232,699	298,882	194,147
—Taiwan	100,024	127,779	133,405
—Korea	95,987	104,817	73,387
—Japan	121,838	159,604	161,662
—Other Asia Pacific	35,411	15,177	10,853

	694,865	848,622	704,695

Revenues are attributed to geographical areas on the basis of the customer’s manufacturing location.

	Non-current assets
	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
UK	75,167	131,648	96,902
Rest of Europe	73,122	75,636	662
USA	14,467	16,224	16,863
Asia	12,536	18,767	14,665

	175,292	242,275	129,092

Non-current assets being goodwill, property, plant and equipment and other intangible assets are attributed to the location where they are situated

Information About Major Customers

Included in revenues arising from Cellular and Non Cellular are revenues of approximately $135.0 million (19% of revenues) (2007: $220.1 million, 26% of revenues; 2006: $201.4 million, 29% of revenues) which arose from sales to the Group’s largest customer. In 2008, revenues of approximately $75.6 million (11% of revenues) were included within both the Cellular and Non Cellular segments which arose from sales to the Group’s second largest customer. In 2007 and 2006, only the largest customer of the Group exceeded 10% of revenue in the period. Revenue from the top five customers represents 50% of revenues (2007: 52%; 2006: 61%).

7	(Loss) Profit for the Period

(Loss) profit for the period has been arrived at after charging (crediting):

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Net foreign exchange losses (gains)	4,466	1,500	(618)
Research and development costs	158,167	147,541	109,313
Depreciation of property, plant and equipment	20,135	17,427	11,183
Loss on disposal of property, plant and equipment	545	75	3
Loss on disposal of intangible assets	186	93	24
Patent dispute settlement	—	15,000	—
Restructuring (see note 29)	14,445	—	—
Impairment of assets (see note 28)	52,918	—	—
Amortisation of intangible assets	10,468	17,036	8,481
Staff costs (see note 8)	130,006	121,278	94,887
Cost of inventories recognised as expense	362,527	432,106	356,359
Write downs of inventories recognised as an expense	5,085	4,598	5,100
Auditors’ remuneration for audit services	360	357	319
Deferred tax adjustment to goodwill (see note 12)	978	279	745

8	Staff Costs

The average monthly number of employees (including executive directors) was:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	Number	Number	Number
Research and development	697	670	541
Sales and marketing	240	232	184
General and administrative	112	110	91

	1,049	1,012	816

Their aggregate remuneration comprised:

	$’000	$’000	$’000
Salaries	104,720	96,921	76,151
Social security costs	10,479	9,147	6,553
Other pension costs	7,221	5,935	4,347
Share option charges*	7,586	9,275	7,836

	130,006	121,278	94,887

*	Share option charges for the 53 weeks ended 2 January 2009 include $0.2 million included within ‘Restructuring charges’.

9	Finance Costs

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Interest expense and similar charges	286	237	207
Unwinding of discount on contingent consideration	1,141	1,602	—
Interest payable on acquisition loan notes	—	100	—
Foreign exchange losses	2,648	498	497

	4,075	2,437	704

Included within the Restructuring costs (note 29) is $3.3 million related to hedge ineffectiveness on cash flow hedges arising as a result of the restructuring programme.

10	Taxation

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Current income tax payable for the year	5,517	38,311	32,602
Current income tax benefit recognised in equity (note 25)	1,359	5,511	6,302

Current income tax charge	6,876	43,822	38,904
Adjustment in respect of current income tax of prior years	(1,835)	1,195	2,914

Total current income tax charge	5,041	45,017	41,818

Deferred tax (credit) charge	(3,086)	322	3,860
Deferred tax rate change impact	—	(1,088)	—
Adjustment in respect of deferred tax of prior years	(1,467)	(1,456)	(2,478)

Total deferred tax (credit) charge (note 19)	(4,553)	(2,222)	1,382

Total tax charge	488	42,795	43,200

Corporation tax is calculated at 28.5% (2007: 30%; 2006: 30%) of the estimated assessable (loss) profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The charge for the year can be reconciled to the profit per the income statement as follows:

	53 weeks ended 2 January 2009		52 weeks ended 28 December 2007		52 weeks ended 29 December 2006
	$’000%		$’000%		$’000%
(Loss) profit before tax	(6,451)	100.0	155,599	100.0	154,397	100.0

Tax at the UK corporation tax rate of 28.5% (2007: 30%; 2006: 30%)	(1,839)	28.5	46,680	30.0	46,319	30.0
Tax benefit of additional specific tax reliefs	(6,020)	93.3	(5,628)	(3.6)	(4,220)	(2.7)
Non taxable income on intercompany financing	(3,154)	48.9	—	—	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	707	(11.0)	539	0.3	409	0.3
Adjustments to tax charge in respect of prior years	(3,302)	51.2	(261)	(0.2)	436	0.3
Impairment of goodwill	10,804	(167.5)	—	—	—	—
Deferred tax rate adjustments	—	—	(1,088)	(0.7)	—	—
Non-deductible expenses	3,292	(51.0)	2,553	1.7	245	0.1
Tax losses not utilised	—	—	—	—	11	—

Tax expense and effective tax rate for the period	488	(7.6)	42,795	27.5	43,200	28.0

In March 2007, the UK Government announced that they would introduce legislation that reduced the corporation tax rate to 28% from 1 April 2008. This legislation was fully enacted. The deferred tax assets and liabilities, previously stated at 30% of the temporary differences were remeasured to 28% of those amounts. In addition, the blended current tax rate for the 53 weeks ended 2 January 2009 reduced to 28.5%.

Adjustments to tax charge in respect of prior periods is due to the revision of the estimated tax benefits of Research and Development claims in 2008 and remeasuring foreign exchange impacts on the recognised tax provisions.

Non-deductible expenses include items not deductible for tax purposes such as legal and professional fees, the unwinding of the discount on the contingent consideration and also some share option expenses. In 2007, this also included additional provision related to uncertain tax positions.

11	Earnings Per Share

The calculations of earnings per share are based on the following data:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Earnings
(Loss) earnings for the financial period	(6,939)	112,804	111,197

Number of shares
	Number of shares	Number of shares	Number of shares
Weighted average number of shares:
For basic earnings per share	128,617,601	130,690,101	129,513,071
Effect of dilutive potential ordinary shares—share options	—	4,906,720	6,319,171

For diluted earnings per share	128,617,601	135,596,821	135,832,242

The dilutive effect of potential ordinary shares is nil as a loss has been made in the 53 weeks ended 2 January 2009 however there were 1,993,152 potentially dilutive options at 2 January 2009.

12	Goodwill

$’000
Cost and carrying amount
At 30 December 2006	51,952
Recognition on acquisition of subsidiaries	92,534
Adjustment for recognition of deferred tax asset	(279)

At 28 December 2007	144,207
Impairment losses for the period	(36,907)
Adjustment for recognition of deferred tax asset	(978)

At 2 January 2009	106,322

During the period, goodwill amounting to $36.9 million in relation to goodwill arising on the acquisition of UbiNetics (VPT) Limited was impaired (see note 28). This goodwill was allocated to a separate cash generating unit that was part of the Cellular reportable segment.

At the time of the acquisitions in 2005 and 2007, the acquired entities included brought forward tax losses. These were not recognised at the time of the acquisition as it was not considered probable that taxable profit would be available against which these losses could be utilised. During 2007 and 2008, a deferred tax asset was recognised for some of these losses related to Clarity Technologies Inc, and NordNav Technologies AB, and, in accordance with IFRS 3, an equivalent adjustment was made to goodwill. This resulted in a charge of $978,000 (2007: $279,000) that was included within administrative expenses.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units that are expected to benefit from that business combination. The carrying amount of goodwill has been allocated as follows:

Reportable segment	Cash Generating Unit	2 January 2009	28 December 2007
		$’000	$’000
Cellular	Mobile Handsets	91,835	129,441
	Mobile Headsets	5,795	5,906

Non Cellular	Automotive	8,692	8,860

		106,322	144,207

In 2006, goodwill acquired in a business combination was allocated to a single cash-generating unit. As a result of an internal reorganisation at the end of 2006, goodwill was reallocated to the cash generating units expected to receive the benefit based on the relative fair value of each cash generating unit.

The Group tests goodwill annually for impairment or more frequently if there are indications that goodwill might be impaired. Following the annual impairment test which takes place in the fourth quarter of each year, no further impairment of goodwill is required.

The recoverable amount of the cash-generating unit is determined from a value in use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, terminal growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to CSR. Changes in selling prices and direct costs are based on historical information and expectations of future changes in the market.

For all cash generating units the Group prepares cash flow forecasts derived from the most recent financial budget approved by management for the next year and extrapolates cash flow forecasts for the following four years, based on long range plans. These long range plans are based on recent reports on the markets we operate in produced by independent analysts. Management uses this information to produce realistic plans when combined with internal and customer specific information. A terminal value is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate of 2.5%. This terminal growth rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 9% (2007: 9%; 2006: 11%).

13	Other Intangible Assets

	Purchased in process research and development	Customer contracts and relationships	Software licences	Assets in the course of construction	Total
	$’000	$’000	$’000	$’000	$’000
Cost
At 29 December 2006	13,400	2,000	34,964	—	50,364
Additions	—	—	7,087	—	7,087
Acquired on acquisition of subsidiaries	23,500	—	—	—	23,500
Disposals	—	—	(1,183)	—	(1,183)

At 28 December 2007	36,900	2,000	40,868	—	79,768
Additions	—	—	2,419	1,345	3,764
Disposals	—	—	(8,940)	—	(8,940)

At 2 January 2009	36,900	2,000	34,347	1,345	74,592

Amortisation
At 29 December 2006	1,940	1,036	15,702	—	18,678
Charge for the year	5,942	667	10,427	—	17,036
Disposals	—	—	(1,090)	—	(1,090)

At 28 December 2007	7,882	1,703	25,039	—	34,624
Charge for the year	5,121	297	5,050	—	10,468
Disposals	—	—	(3,900)	—	(3,900)
Impairment losses	9,603	—	3,000	—	12,603

At 2 January 2009	22,606	2,000	29,189	—	53,795

Carrying amount
At 2 January 2009	14,294	—	5,158	1,345	20,797

At 28 December 2007	29,018	297	15,829	—	45,144

Leased assets included above:
At 2 January 2009	—	—	211	—	211

At 28 December 2007	—	—	3,209	—	3,209

The impairment losses of $12.6 million are included within ‘Administrative expenses’ in the income statement and relate to acquisition-related intangible assets and software licences which have been written off as the result of the Operational Assessment (see note 29). The impairment losses are recorded within the Cellular operating segment (note 6).

At 2 January 2009, the Group had entered into contractual commitments for the acquisition of other intangible asset amounting to $nil (2007:$ nil).

14	Property, Plant and Equipment

	Test equipment	Leasehold improvements	Furniture and fittings	Computer equipment	Office equipment	Assets in the course of construction	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 29 December 2006	49,837	3,593	3,585	20,316	2,373	—	79,704
Additions	15,634	3,687	642	3,147	589	937	24,636
Disposals	(1,099)	(27)	(583)	(2,362)	(100)	—	(4,171)
Acquired on acquisition of subsidiaries	701	—	283	327	56	—	1,367

At 28 December 2007	65,073	7,253	3,927	21,428	2,918	937	101,536
Additions	11,988	389	567	5,944	412	—	19,300
Disposals	(494)	—	(43)	(3,841)	(149)	—	(4,527)
Transfers	937	—	—	—	—	(937)	—

At 2 January 2009	77,504	7,642	4,451	23,531	3,181	—	116,309

Depreciation
At 29 December 2006	18,226	823	1,313	12,765	1,123	—	34,250
Charge for the year	9,451	1,276	545	5,474	681	—	17,427
Disposals	(1,082)	(8)	(560)	(2,350)	(96)	—	(4,096)
Acquired on acquisition of subsidiaries	545	—	279	194	13	—	1,031

At 28 December 2007	27,140	2,091	1,577	16,083	1,721	—	48,612
Charge for the year	12,133	2,000	757	4,566	679	—	20,135
Disposals	(320)	—	(37)	(3,618)	(44)	—	(4,019)
Impairment losses	3,408	—	—	—	—	—	3,408

At 2 January 2009	42,361	4,091	2,297	17,031	2,356	—	68,136

Carrying amount
At 2 January 2009	35,143	3,551	2,154	6,500	825	—	48,173

At 28 December 2007	37,933	5,162	2,350	5,345	1,197	937	52,924

Leased assets included above:
Carrying amount
At 2 January 2009	—	—	—	—	981	—	981

At 28 December 2007	—	—	—	—	6	—	6

At 2 January 2009, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $nil (2007:$4,386,000).

The impairment losses of $3.4 million are included within ‘Administrative expenses’ in the income statement and relate to tangible assets which have been written down to their recoverable amount as a result of the Operational Assessment (see note 28). Their recoverable amount was the fair value of the assets less their costs, with the fair value less their costs to sell being determined by reference to an active market for those assets. The impairment losses are recorded within the Cellular operating segments (note 6).

15	Subsidiaries

Details of the Company’s subsidiaries at 2 January 2009 are as follows:

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %
Direct ownership
Cambridge Silicon Radio Limited	UK	100	100
UbiNetics VPT Limited	UK	100	100
Cambridge Positioning Systems Limited	UK	100	100
NordNav Technologies Aktiebolag	Sweden	100	100

Indirect ownership
Cambridge Silicon Radio Inc.	USA	100	100
CSR China (Shanghai) Co. Limited	China	100	100
CSR KK	Japan	100	100
CSR Korea Limited	Korea	100	100
CSR Sweden AB	Sweden	100	100
Cambridge Silicon Radio Sarl	France	100	100
Cambridge Silicon Radio (UK) Limited	UK	100	100
Cambridge Silicon Radio Holdings Inc.	Delaware	100	100
Clarity Technologies, Inc.	Michigan	100	100
CSR (India) Private Limited	India	100	100
UbiNetics Wireless Technologies (Shenzen) Company Limited	China	100	100
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100
UbiNetics (Hong Kong) Limited	Hong Kong	100	100
UbiNetics (North America) Inc.	USA	100	100
UbiNetics (IP) Limited	UK	100	100
UbiNetics 3G Limited	UK	100	100
UbiNetics Module Limited	UK	100	100
UbiNetics Technology Limited	UK	100	100
UbiNetics Designs Limited	UK	100	100
Coverge Limited	UK	100	100
C.P.S. Ltd	UK	100	100

16	Inventories

	2 January 2009	28 December 2007
	$’000	$’000
Raw materials	37,403	16,819
Work in progress	1,765	10,724
Finished goods	27,033	49,713

	66,201	77,256

17	Other Financial Assets

Trade and other receivables	2 January 2009	28 December 2007	29 December 2006
	$’000	$’000	$’000
Amounts receivable for sale of goods and software	64,971	81,593	87,002
Amounts receivable for royalties	272	47	244

Total trade receivables	65,243	81,640	87,246
Corporation tax	1,392	187	—
VAT	1,649	1,696	1,098
Other receivables	2,819	5,067	8,330
Prepayments and accrued income	10,706	8,616	5,148

	81,809	97,206	101,822

The average credit period taken on trade receivables is 58 days (2007: 37 days). An allowance has been made for estimated irrecoverable amounts within trade receivables of $3,000 (2007: $3,000). This allowance has been determined by reference to past default experience. An allowance for credit notes and price adjustments has also been made within trade receivables of $1,902,000 (2007: $150,000).

Before accepting any new customers, the Group uses a credit scoring system to assess the potential customer’s credit quality and define credit limits by customer. Credit limits and credit quality are regularly reviewed.

It is the policy of the Group to only transact with creditworthy entities to mitigate the risk of default associated with trade receivables. The Group provides for trade receivables based on amounts estimated as irrecoverable determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value.

Cash and Cash Equivalents

Bank balances and cash comprise cash held by the Group and short term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates to their fair value.

Treasury Deposits

Treasury deposits represent bank deposits with an original maturity of over three months.

Credit Risk

The Group’s principal financial assets are bank balances and cash, treasury deposits and trade and other receivables.

The credit risk on liquid funds and derivative financial instruments is actively managed to limit the associated risk and counterparties are banks with high credit ratings assigned by international credit rating agencies.

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2 January 2009	28 December 2007
	$’000	$’000
Total trade receivables	65,243	81,640
Cash and cash equivalents	180,898	193,311
Treasury deposits	81,000	52,065
Derivative financial instruments	—	696

	327,141	327,712

The maximum exposure to credit risk for total trade receivables at the reporting date by geographic region was:

	2 January 2009	28 December 2007
	$’000	$’000
Europe	10,815	13,906
USA	11,623	6,540
Asia	41,527	60,438
Other	1,278	756

	65,243	81,640

The Group’s exposure to credit risk is spread over a number of counterparties and customers with limited concentrations.

The Group’s largest customer accounts for $7.5 million of trade receivables at 2 January 2009 (28 December 2007: $18.4 million).

Included in revenues arising from Cellular and Non Cellular are revenues of approximately $135.0 million (19% of revenues) (2007: $220.1 million, 26% of revenues; 2006: $201.4 million, 29% of revenues) which arose from sales to the Group’s largest customer. In 2008, revenues of approximately $75.6 million (11% of revenues) were included within both the Cellular and Non Cellular segments which arose from sales to the Group’s second largest customer. In 2007 and 2006, only the largest customer of the Group exceeded 10% of revenue in the period. Revenue from the top five customers represents 50% of revenues (2007: 52%; 2006: 61%).

Impairment Losses

The aging of total trade receivables at the reporting date was:

	Gross 2008	Impairment 2008	Gross 2007	Impairment 2007
	$’000	$’000	$’000	$’000
Not past due	59,155	(1,502)	79,071	(150)
Past due 0 – 30 days	6,964	(100)	2,654	—
Past due 31– 60 days	500	—	5	—
Past due 61– 90 days	529	(303)	—	—
Past due 91 – 120 days	—	—	—	—
More than 121 days past due	—	—	63	(3)

	67,148	(1,905)	81,793	(153)

The movement in the allowances in respect of trade receivables during the period was as follows:

	2008	2007	2006
	$’000	$’000	$’000
Balance at the beginning of the period	153	242	662
Utilised in the period	(403)	(3,211)	(797)
Additional provisions in the period	2,155	3,122	377

Balance at the end of the period	1,905	153	242

Included in the Group’s trade receivables balance are debtors with a carrying amount of $7,590,000 (2007: $2,719,000) which are past due but for which the Group has not provided, as there has been no significant change in the credit quality of the receivables and the amounts are still considered recoverable. $6.0 million of the past due but not provided trade receivables were received within two weeks of the balance sheet date (2007: $1.9 million). The Group has standby letters of credit in place to support the overdue balances.

Based on past experience, the Group believes that no impairment allowance is necessary in respect of trade receivables not past due, other than for credit notes or price adjustments.

18	Derivative Financial Instruments

Currency Derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The instruments purchased are denominated in GBP.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts that the Group has committed is as below:

	2 January 2009	28 December 2007
	$’000	$’000
Forward foreign exchange contracts	121,640	178,628

These arrangements are designed to address significant exchange exposures for the next 13 months (2007: 15 months) and are renewed on a rolling basis to cover between 11 and 15 months forward.

At the balance sheet date, the fair value of the Group’s currency derivatives is shown below:

Derivatives that are designated and effective as hedging instruments carried at fair value

	2 January 2009	28 December 2007
	$’000	$’000
Forward foreign exchange contracts—assets	—	696
—liabilities	(29,597)	(1,080)

	(29,597)	(384)

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to a liability of $29,597,000 (2007: liability of $384,000) has been deferred in equity.

Net amounts of $3,876,000 (2007: $748,000; 2006:$1,775,000) and $183,000 (2007: $88,000; 2006: $288,000) respectively have been transferred to operating expenses in the income statement and fixed assets in respect of contracts matured in the period.

Financial Liabilities Carried at Fair Value Through Profit or Loss (FVTPL)

	2 January 2009	28 December 2007
	$’000	$’000
Forward foreign exchange contracts	(2,465)	—

	(2,465)	—

The forward foreign exchange contracts carried at FVTPL were previously designated as effective cash flow hedges but became ineffective as part of the October 2008 restructuring programme (note 29). Further details of derivative financial instruments are given in note 32.

19	Deferred Tax

The following are the major deferred tax assets and liabilities recognised by the Group and movements thereon during the period and prior reporting period:

	Accelerated tax depreciation	Share- based payment	Fair value adjustments on acquisition	Tax losses	Hedging differences	Other temporary differences	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 29 December 2006	(10,507)	17,376	(3,587)	3,368	—	4,700	11,350
Credit (charge) to income	2,301	2,051	1,741	(1,036)		(3,923)	1,134
(Charge) credit to equity	—	(7,840)	—	606	206	—	(7,028)
Acquisition of subsidiary	—	—	(6,948)	—	—	—	(6,948)
Deferred tax rate adjustment to income	547	—	586	—	—	(45)	1,088
Deferred tax rate adjustment to equity	—	(772)	—	—	(11)	—	(783)

At 28 December 2007	(7,659)	10,815	(8,208)	2,938	195	732	(1,187)
Credit (charge) to income	3,533	(917)	4,206	(2,297)	—	28	4,553
(Charge) credit to equity	—	(8,644)	—	879	6,878	—	(887)

At 2 January 2009	(4,126)	1,254	(4,002)	1,520	7,073	760	2,479

Certain deferred tax assets and liabilities have been offset where required as relating to the same taxation authority. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2 January 2009	28 December 2007
	$’000	$’000
Deferred tax liabilities	(4,002)	(8,208)
Deferred tax assets	6,481	7,021

	2,479	(1,187)

At the balance sheet date, the Group has unused tax losses of $126,588,000 (2007: $175,564,000) available for offset against future profits. A deferred tax asset has been recognised in respect of $4,146,000 (2007: $7,793,000) of such losses. No deferred tax asset has been recognised in respect of the remaining $122,442,000 (2007:$167,771,000) due to the unpredictability of future profit streams within certain subsidiary entities. Included in unrecognised tax losses are losses of $34,381,000 (2007: $47,819,000) that will expire in 16-18 years. The figure is lower than prior periods due to a significant change in the GBP to USD exchange rate. Other losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of temporary timing differences related to undistributed earnings of overseas subsidiaries was $22,974,000 (2007: $14,754,000). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the Group is in a position to control the timing of the reversal of these temporary differences and it is probable that such differences will not reverse in the foreseeable future.

20	Obligations Under Finance Leases

	Minimum lease payments		Present value of minimum lease payments
	2 January 2009	28 December 2007	2 January 2009	28 December 2007
	$’000	$’000	$’000	$’000
Amounts payable under finance leases:
Within one year	1,057	3,109	1,057	3,108
In the second to fifth years inclusive	293	142	293	142

	1,350	3,251	1,350	3,250
Less: future finance charges	—	1	—	—

Present value of lease obligations	1,350	3,250	1,350	3,250

Less: Amount due for settlement within 12 months (shown under current liabilities)			(1,057)	(3,108)

Amount due for settlement after 12 months			293	142

It is the Group’s policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms. The average lease term is 2.0 years. Interest rates are fixed at the contract date; all of the agreements containing deferred payment terms are interest free. For the period ended 2 January 2009, the average effective borrowing rate was 0.14% (2007: 0.03%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Lease obligations with a present value of $1,350,000 (2007: $1,045,000) are denominated in Sterling. All other obligations are denominated in US dollars.

The Group’s obligations under finance leases are secured by the lessors’ right over the leased assets.

21	Other Financial Liabilities

Trade and Other Payables

	2 January 2009	28 December 2007
	$’000	$’000
Trade payables	37,451	62,681
Other taxation and social security	2,809	2,923
Other payables	87	3,778
Accruals and deferred income	21,823	23,994

	62,170	93,376

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 64 days (2007: 54 days).

The directors consider that the carrying amount of trade and other payables approximates to their fair value.

For most suppliers, no interest is charged on trade payables. The Group has financial risk management policies in place to ensure that all payables are paid within the credit time-frame.

Included within other payables in 2007 is $2,065,000 which relates to loan notes issued to the shareholders of Cambridge Positioning Systems Limited as part of the consideration for the company on acquisition. The loan notes are denominated in US dollars.

22	Contingent Consideration

	2 January 2009	28 December 2007
	$’000	$’000
Amounts included within current liabilities	753	25,988
Amounts included within non-current liabilities	16,747	—

	17,500	25,988

The contingent consideration relates to milestone payments for the acquisition of NordNav Technologies AB. The consideration will be settled in instalments if certain performance criteria are achieved before September 2010. In the previous reporting period, it was believed these performance criteria would be met within one year from the balance sheet date and the liability was included within current liabilities.

23	Provisions

	Onerous lease provision	Returns and warranty provision	Total
	$’000	$’000	$’000
At 31 December 2005	156	3,900	4,056
Additional provision in the period	—	1,498	1,498
Utilised in period	(156)	(1,298)	(1,454)

At 29 December 2006	—	4,100	4,100
On acquisition of subsidiary	546	—	546
Additional provision in the period	178	176	354
Released in the period	—	(1,756)	(1,756)
Utilised in period	(450)	(380)	(830)

At 28 December 2007	274	2,140	2,414
Additional provision in the period (note 29)	3,264	1,157	4,421
Utilised in period	(125)	(507)	(632)

At 2 January 2009	3,413	2,790	6,203

	2 January 2009	28 December 2007
	$’000	$’000
Amounts included within current liabilities	4,408	2,414
Amounts included within non-current liabilities	1,795	—

	6,203	2,414

Onerous Lease Provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings. It is anticipated that the provision will be used over the remaining lease terms (8 years). The 2008 additional provision relates to onerous lease charges for buildings being vacated as further describe in note 29 Restructuring.

Returns and Warranty Provision

The Group provides for the anticipated costs associated with contractual liabilities returns under standard warranty terms. It is anticipated that the provision will be utilised within one year.

24	Called-up Share Capital

Company

Authorised Share Capital

		2 January 2009	28 December 2007
		£’000	£’000
185,000,000	Ordinary Shares of £0.001 each—equity	185	185

Allotted, Called-up and Fully Paid:

		2 January 2009	28 December 2007
		$’000	$’000
132,890,821 (2007-132,073,576)	Ordinary Shares of £0.001 each—equity	238	236

Changes to Share Capital:

Equity Shares:

817,245 Ordinary Shares were issued from employee option exercises between 29 December 2007 and 2 January 2009. Consideration was $1,523,904, at a premium of $1,522,345.

The Company has one class of ordinary shares which carry no right to fixed income.

There are 7,500 deferred shares of £0.00067 each. These shares have no rights.

The following options and share awards over Ordinary Shares of £0.001 have been granted and were outstanding at the end of the period:

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
1 September 1999 to 25 November 1999	507,024	0.05367	5 years
9 February 2000	43,450	0.15633	5 years
21 February 2000 to 16 October 2000	472,822	0.50333	5 years
30 October 2000 to 8 July 2002	510,820	2.38500	5 years
30 September 2002 to 10 November 2003	235,685	1.01000	5 years
18 November 2003 to 2 February 2004	236,483	1.02500	5 years
26 February 2004	423,330	2.35000	3 years
26 February 2004	111,012	2.35000	3 years	[2]
26 February 2004	151,500	2.00000	3 years
26 February 2004	366,673	2.00000	3 years	[2]
30 June 2004	10,000	4.02000	3 years	[2]
30 September 2004	20,000	3.62500	3 years	[2]
5 May 2005	379,500	3.21000	3 years	[2]
5 May 2005	117,101	0.00100	3 years
5 May 2005	166,574	0.00100	3 years	[1]

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
6 October 2005	135,449	4.52870	3 years	[3]
1 March 2006	18,393	0.00100	3 years	[1]
1 March 2006	45,718	9.05000	3 years
1 March 2006	24,525	9.99000	3 years	[2]
31 March 2006	15,238	7.81070	3 years	[3]
03 May 2006	13,931	12.9200	3 years
25 May 2006	214,450	12.4100	3 years	[2]
25 May 2006	424,220	0.00100	3 years	[1]
25 May 2006	535,960	12.4100	5 years
25 May 2006	51,931	0.00100	3 years
2 August 2006	24,764	11.0967	5 years
1 November 2006	2,509	9.08800	3 years	[3]
15 November 2006	109,291	6.27000	5 years
28 February 2007	54,403	7.68000	5 years
28 February 2007	25,122	0.00100	3 years	[1]
28 February 2007	57,399	7.68000	3 years	[2]
28 March 2007	80,840	5.84800	3 years	[3]
9 May 2007	58,594	7.57000	5 years
5 June 2007	151,935	0.00100	3 years	[1]
5 June 2007	386,459	7.86000	3 years	[2]
5 June 2007	111,040	0.00100	3 years
1 August 2007	71,843	7.2900	5 years
14 November 2007	186,190	6.4450	3 years	[2]
14 November 2007	112,842	6.4450	5 years
14 November 2007	93,603	0.00100	3 years	[1]
14 November 2007	25,000	0.00100	3 years
10 December 2007	57,924	5.156	3 years	[3]
5 March 2008	79,021	3.160	5 years
5 March 2008	315,202	3.160	3 years	[3]
5 March 2008	173,510	0.00100	3 years	[1]
28 March 2008	798,723	2.528	3 years	[3]
11 June 2008	353,787	0.00100	3 years	[1]
11 June 2008	659,963	3.110	3 years	[2]
11 June 2008	244,018	0.00100	3 years
11 June 2008	200,569	0.00100	2 years
11 June 2008	38,621	3.110	5 years
4 August 2008	15,584	0.00100	3 years	[1]
12 August 2008	103,463	3.2875	3 years	[2]
25 September 2008	80,789	2.7850	3 years	[2]
4 November 2008	35,348	0.00100	3 years
4 November 2008	16,746	2.045	3 years

	9,956,891

[1]	These options have vesting conditions based on the Company’s performance against comparator companies based on TSR rankings over the vesting period.

[2]	These options have vesting conditions based on EPS growth over the vesting period.

[3]	These options have been issued as part of the Company’s SAYE scheme.

Exercise period: Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within 6 months of the vesting date.

25	Reserves

	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2005	81,161	950	61,574	—	(3,116)	3,167	35,749	97,324	276,809
Share issues	2,950	—	—	—	—	—	—	—	2,950
Share-based payment	—	—	—	—	—	7,836	—	—	7,836
Deferred tax benefit on share option gains	—	—	—	—	—	—	(5,404)	—	(5,404)
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	8,188	—	8,188
Current tax on hedging reserve	—	—	—	—	—	—	(1,886)	—	(1,886)
Gain on cash flow hedges	—	—	—	—	8,350	—	—	—	8,350
Transferred to income statement in respect of cash flow hedges	—	—	—	—	(2,063)	—	—	—	(2,063)
Profit for the period	—	—	—	—	—	—	—	111,197	111,197

At 29 December 2006	84,111	950	61,574	—	3,171	11,003	36,647	208,521	405,977

At 30 December 2006	84,111	950	61,574	—	3,171	11,003	36,647	208,521	405,977
Share issues	5,815	—	—	—	—	—	—	—	5,815
Share-based payment	—	—	—	—	—	9,275	—	—	9,275
Deferred tax benefit on share option gains	—	—	—	—	—	—	(7,234)	—	(7,234)
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	5,511	—	5,511
Purchase of own shares	—	—	—	(20,025)	—	—	—	—	(20,025)
Current tax on hedging reserve	—	—	—	—	—	—	951	—	951
Deferred tax on hedging reserve	—	—	—	—	—	—	206	—	206
Effective tax rate adjustment	—	—	—	—	—	—	(783)	—	(783)
Loss on cash flow hedges	—	—	—	—	(4,906)	—	—	—	(4,906)
Transferred to income statement in respect of cash flow hedges	—	—	—	—	836	—	—	—	836
Profit for the period	—	—	—	—	—	—	—	112,804	112,804

At 28 December 2007	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,427

	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share- based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,427
Share issues	1,522	—	—	—	—	—	—	—	1,522
Share-based payment	—	—	—	—	—	7,586	—	—	7,586
Deferred tax benefit on share option gains	—	—	—	—	—	—	(7,765)	—	(7,765)
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	1,359	—	1,359
Purchase of own shares	—	—	—	(20,199)	—	—	—	—	(20,199)
Deferred tax on hedging reserve	—	—	—	—	—	—	6,878	—	6,878
Loss on cash flow hedges	—	—	—	—	(31,677)	—	—	—	(31,677)
Transferred to income statement in respect of cash flow hedges	—	—	—	—	7,316	—	—	—	7,316
Loss for the period	—	—	—	—	—	—	—	(6,939)	(6,939)

At 2 January 2009	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,508

A tax reserve has been included to show movements in equity caused by tax adjustments reflecting movements in tax not recorded in the income statement.

The share premium account, capital redemption reserve and hedging reserve are not distributable. The merger reserve arose on the combination of CSR plc and Cambridge Silicon Radio Limited and is not distributable.

The Employee Benefit Trust Reserve represents the cost of shares in CSR plc purchased in the market and held by the CSR plc Employee Benefit Trust to satisfy options under the Group’s share option schemes. Between 18 March 2008 and 25 March 2008, the CSR Employee Benefit Trust purchased 3,222,813 ordinary shares at prices between £3.37 and £3.03. On 3 May 2007, the CSR Employee Benefit Trust purchased 334,890 ordinary shares at an average price of £7.41 pence per share. Between 6 June 2007 and 7 June 2007, the CSR Employee Benefit Trust purchased 336,425 ordinary shares at an average price of £7.38 per share. Between 26 September 2007 and 28 September 2007, the CSR Employee Benefit Trust purchased 795,452 ordinary shares at an average price of £6.24 per share.

The shares acquired by the Trust do not represent Treasury shares for the purposes of the Companies Act and therefore remain as issued share capital. For accounting purposes, the treatment of the shares acquired by the Trust is different. In preparing the consolidated CSR plc Group accounts, the shares held by the Trust are treated as a deduction in shareholders’ equity.

26	Notes to the Cash Flow Statement

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Net (loss) profit for the period	(6,939)	112,804	111,197
Adjustments for:
Depreciation of property, plant and equipment	20,135	17,427	11,183
Amortisation of intangible assets	10,468	17,036	8,481
Impairment of assets	52,918	—	—
Deferred tax transfer to goodwill	978	279	745
Loss on disposal of property, plant and equipment	545	75	3
Loss on disposal of intangible assets	186	93	24
Share related charges	7,586	9,275	7,836
Increase (decrease) in provisions	3,789	(1,814)	172

Operating cash flows before movements in working capital	89,666	155,175	139,641

Decrease (increase) in inventories	11,055	29,319	(36,798)
Decrease (increase) in receivables	11,114	235	(34,790)
(Decrease) increase in payables	(15,500)	67,626	15,426

Cash generated by operations	96,335	252,355	83,479

Foreign taxes paid	(1,290)	(1,117)	(312)
Corporation tax paid	(28,738)	(28,702)	(17,461)
Interest paid	(326)	(358)	(207)
R&D tax credit received	320	—	—

Net cash from operating activities	66,301	222,178	65,499

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less.

Acquisition of subsidiaries in the 53 weeks to 2 January 2009 represents payments of contingent consideration arising from prior period acquisitions.

In the 53 weeks to 2 January 2009, additions to software licences during the year amounting to $nil were purchased under staged payment plans (2007: $2,260,000; 2006: $7,529,000).

27	Operating Lease Arrangements

	2 January 2009	28 December 2007
	$’000	$’000
Minimum lease payments under operating leases recognised in the income statement for the year	10,311	6,955

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2 January 2009	28 December 2007
	$’000	$’000
Within one year	8,799	6,924
In the second to fifth years inclusive	9,041	16,590
After five years	—	4,180

	17,840	27,694

Operating lease payments represent rentals payable by the Group for certain of its office properties, office equipment and software licences. Leases are negotiated for an average term of 3.98 years and rentals are fixed for an average of 3.98 years.

28	Impairment of Assets

During 2008, a non-cash impairment charge of $52.9 million was recorded. This resulted from the decision to discontinue investment in UbiNetics’ protocol software development programme following the recommendations of the Operational Assessment.

During the Assessment, the Group looked at its market in great detail and consulted widely to review the opportunities for winning in the global market for wireless solutions. The Group undertook in-depth discussions with customers on all continents, and asked the leading customers where they anticipated the most growth. The Group also carried out an analysis of its own capabilities and identified strengths and weaknesses to determine our future strategy.

The impairment is charged to administrative expenses in the consolidated income statement.

29	Restructuring

In October 2008, CSR plc announced a restructuring programme, with the aim of reducing ongoing operating expenses by around $20 million in 2009. This has been successfully completed, and is expected to deliver the predicted savings. Approximately 100 employees left the Group as part of the restructuring programme, spread through all functions, mostly in the UK, US and Sweden. A one time restructuring charge of $14.4 million was recorded, including $5.6 million of severance, $3.3 million of currency hedging charges (due to the reduction in sterling requirements in 2009) and $3.9 million of onerous lease charges for buildings being vacated as part of the restructuring. At the balance sheet date, there were no payments remaining to be made to employees under the restructuring programme; cash outflows relating to the onerous leases of building being vacated are expected to occur over the next two years.

30	Share-Based Payments

CSR plc has grants and awards in the following Share Schemes which result in charges to the Income Statement:

Global Share Option Scheme

The Company has a share option scheme for all employees of the Group, under which share options were issued prior to flotation, at a price based on the most recent private funding round. All employees were granted options on joining CSR. These options have a vesting period of five years, with 20% of options vesting one year after grant, then the remainder vesting in equal quarterly installments over the remaining four years. Other options (in addition to those related to employees joining) were also granted under this scheme. In all cases if the options remain unexercised after a period of ten years from the date of grant, the options lapse. Options are forfeited if the employee leaves the Group before the options vest. No grants have been made under this scheme since flotation.

Company Share Option Plan (CSOP)

The Company introduced a new scheme at flotation called the CSR plc Share Option Plan. The following grants have been made under the scheme:

Flotation Grant

On the Company’s flotation in February 2004, the Company issued share options to all employees, at a price based on the share price on the day of flotation. The vesting period is three years. If the options remain unexercised after a period of ten years from the date of grant, the options lapse. Options are forfeited if the employee leaves the Group before the options vest.

Performance Grants

On the Company’s flotation in February 2004, and in May 2005, May 2006, May 2007, June 2008 and certain other dates (relating to employees joining) the Company issued share options at a price based on the average share price over the preceding three days. The vesting period of these grants is three years and vesting is dependent upon meeting certain EPS based performance conditions. If the options remain unexercised after a period of ten years from the date of grant, the options lapse. Options are forfeited if the employee leaves the Group before the options vest.

Starter Grants

The Company grants options to new starters to assist in recruitment. Options are exercisable at a price equal to the average share price on the three days preceding the grant date. The vesting period of the options is over a period of five years with 40% vesting after two years and 5% vesting each quarter thereafter. If the options remain unexercised after a period of 10 years from the date of grant, the options lapse. Grants are forfeited if the employee leaves the Group before the options vest. The Company has also issued starter grants to senior employees that vest after three years.

CSR Share Award Plan

In May 2005, following approval of shareholders at the 2005 Annual General Meeting, the Company introduced the CSR plc Share Award Plan, which allows for options to be granted for exercise at a future date at a price equivalent to the nominal value of the Company’s shares of £0.001. The following awards have been made:

Retention Awards

The Company issues certain employees with rights to purchase shares at nominal value (£0.001) as a method of staff retention. The vesting period of these share awards is either two or three years. If the share awards remain unexercised after a period of ten years from the date of grant, the awards lapse. Awards are forfeited if the employee leaves the Group before the options vest.

Performance Awards

The Company issues certain employees with rights to purchase shares at nominal value (£0.001) as a method of staff incentivisation. The vesting period of these share awards is three years. The vesting of the awards is also subject to the Group satisfying two performance conditions. The first is the Total Shareholder Return of the Company’s shares when compared to a group of companies selected at the time an award is first granted. The second is improvement in the underlying financial performance of the Group. In order for the shares to vest, the Group must have met or exceeded certain TSR thresholds when compared with the TSR performance of the group of other companies. In the event the Group satisfies any one of the TSR thresholds, the Remuneration Committee then considers the extent of any improvement in the underlying financial performance of the Group.

Starter Awards

The Company grants rights to new starters to purchase shares at nominal value (£0.001) to assist recruitment. The vesting period of these awards is two years. If the share awards remain unexercised after a period of ten years from the date of grant, the awards lapse. Awards are forfeited if the employee leaves the Group before the options vest.

SAYE Schemes

The Company operates a SAYE scheme, whereby employees are allowed to subscribe to a monthly savings amount for a period of three years; at the end of the three year period, the employee is allowed to either receive their saved amount plus interest or purchase shares in the Company at a price based on the average share price on the three days prior to commencement of the SAYE scheme, discounted by 20%. This scheme is open to all employees subject to Inland Revenue approved limits on total investment, and invitations are issued at regular intervals. Employees have a period of six months following the conclusion of the scheme to exercise their option to purchase shares.

Details of the share options outstanding during the year are as follows:

	2 January 2009		28 December 2007		29 December 2006
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
		(in £)		(in £)		(in £)
Outstanding at beginning of period	8,726,947	3.62	9,225,832	2.96	9,660,051	1.42
Granted during the period	3,279,870	1.94	2,260,514	5.20	2,142,862	7.55
Forfeited during the period	(1,232,681)	5.17	(892,031)	1.21	(250,028)	0.51
Exercised during the period	(817,245)	0.95	(1,867,368)	1.56	(2,327,053)	0.70

Outstanding at the end of the period	9,956,891	3.12	8,726,947	3.62	9,225,832	2.96

Exercisable at the end of the period	5,671,192	3.63	3,579,373	1.38	2,964,894	0.88

The weighted average share price at the date of exercise for share options exercised during the period was £3.56 (2007: £8.63; 2006: £11.33). The options outstanding at 2 January 2009 had a weighted average remaining contractual life of 9 years (2007: 7 years; 2006: 6 years). In 2008, options were granted on 5 March, 28 March, 11 June, 4 August, 12 August, 25 September and 4 November. The aggregate estimated fair value of the options granted on those dates is $9,504,000. The weighted average fair value of these options was $3.01. In 2007, options were granted on 28 February, 28 March, 9 May, 5 June, 1 August, 14 November and 10 December. The aggregate estimated fair value of the options granted on those dates is $10,567,000. The weighted average fair value of these options was $5.25. In 2006, options were granted on 1 March, 31 March, 3 May, 25 May, 1 June, 2 August, 1 September, 1 November and 15 November. The aggregate estimated fair value of the options granted on those dates is $22,296,000. The weighted average fair value of these options was $10.40.

The fair values of the share option and share award grants were based on the following inputs:

SAYE Schemes

The inputs to the Black-Scholes model are as follows:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
Weighted average share price (£)	3.24	6.40 – 5.89	7.85 – 12.00
Weighted average exercise price (£)	2.53	5.84 – 5.16	7.81 – 9.09
Expected volatility	54%	50% – 51%	44% – 51%
Expected life	3 years	3 years	3 years
Risk free rate	4.32%	4.93% –4.72%	4.36% – 4.54%
Expected dividends	0%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a three year period, equivalent to the vesting period of the options. The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Company Share Option Plan (CSOP)

The inputs to the Black-Scholes model are as follows:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
Weighted average share price (£)	2.86 – 3.33	6.16 – 7.65	10.41 – 14.73
Weighted average exercise price (£)	2.78 – 3.29	6.45 – 7.86	9.99 – 13.79
Expected volatility	54% – 58%	49% – 51%	44% – 48%
Expected life	3 – 4 years	3 – 4 years	3 – 4 years
Risk free rate	4.18% –5.20%	4.24% –5.40%	4.17% –4.52%
Expected dividends	0%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a time period equivalent to the vesting period of the options. The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The adjustments for the performance conditions are reflected in the proportion of options anticipated to vest.

Starter Grants

The inputs to the Black-Scholes model are as follows:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006

Weighted average share price (£)	2.12 – 3.33	6.16 – 7.50	6.85 – 14.13
Weighted average exercise price (£)	2.04 – 2.12	6.45 – 7.57	6.27 – 12.92
Expected volatility	56% – 60%	53% – 54%	44% – 54%
Expected life	3 – 5 years	3 – 5 years	3 – 5 years
Risk free rate	4.02% –5.20%	4.80% –5.25%	4.17% to 4.60%
Expected dividends	0%	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group’s share price over a time period equivalent to the vesting period of the options The expected life used in the model has been adjusted based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Retention Awards and Starter Awards

The fair value was based upon the share price on the date of grant.

Performance Awards

The fair value was based upon Monte-Carlo simulation of the performance of the 38 comparator companies included in the TSR conditions of the award.

Expected volatility for each Company was determined by calculating the historical volatility of the individual Company’s share price over the 3 years from the date of grant.

Early Vesting of Share Options

On 15 December 2005, the Remuneration Committee determined that options granted to John Hodgson, then Chief Executive Officer could be exercised early in conjunction with his retirement, effective 26 February 2006. It was also determined that the performance conditions applying to each options grant would be assessed as at December 2005, which it was agreed had been satisfied. Accordingly, all options granted under each of the CSR Award Plan, the CSR Global Share Option Plan and the CSR plc Share Option Plan vested effective 28 February 2006. The incremental fair value of $637,000 was expensed over the remaining vesting period. The incremental fair value was measured based upon the share price at the date of the modification, following the acceleration of the performance period.

Share Option Charges

The Group recognised total expenses of $7,586,000 (2007: $9,275,000; 2006: $7,836,000) related to equity-settled share-based payment transactions.

31	Retirement Benefits Scheme

The Group operates a defined contribution retirement benefit scheme for all qualifying employees. The assets of the scheme are held separately from those of the Group in funds under the control of trustees.

The total cost charged to income of $7,221,000 (2007: $5,935,000; 2006: $4,347,000) represents contributions payable to this scheme by the Group at rates specified in the rules of the plan. As at 2 January 2009, contributions of $nil (2007: $nil) due in respect of the current reporting period had not been paid over to the scheme.

32	Financial Instruments

Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Market risk

•	Liquidity risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.

The Group’s Audit Committee oversees how management monitors compliance with the Group’s risk management framework in relation to the risks faced by the Group.

Capital Risk Management

The Group’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. CSR intends to reinvest its cash balances in the business either through higher levels of investment in working capital and fixed assets or through further M&A activity to support the long-term ambitions of the Group. The capital structure of the Group consists of cash and cash equivalents, treasury deposits and equity attributable to the equity holders of CSR plc, comprising issued share capital, reserves and retained earnings as disclosed in notes 24 and 25.The Group is not subject to any externally imposed capital requirements.

As a result of the funds raised through the initial public offering in March 2004 and the subsequent positive operating cash flows, the Group has a total of $261.9 million of treasury deposits and cash and cash equivalents as at 2 January 2009 (2007: $245.4 million).

Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 3 to the financial statements.

	Carrying value
	2 January 2009	28 December 2007
	$’000	$’000
Financial assets
Loans and receivables (including cash and cash equivalents and treasury deposits)	333,000	333,966
Derivative instruments in designated hedge accounting relationships	—	696

	333,000	334,662

Financial liabilities
Derivative instruments in designated hedge accounting relationships	(29,597)	(1,080)
Amortised cost	(75,828)	(113,731)
Fair value through profit and loss (FVTPL)	(2,465)	—

	(107,890)	(114,811)

Market Risk

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rate risk will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

Market risk exposures are measured using sensitivity analysis.

Foreign Currency Risk Management

Substantially all of the Group’s sales and costs of sales are denominated in US dollars, the Group’s functional currency. A majority of the Group’s fixed costs are denominated in Sterling. This exposure to different currencies would result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material. Accordingly, the Group enters into hedging transactions pursuant to which it purchases Sterling under forward purchase contracts in order to cover the majority of its Sterling exposure.

The carrying amounts of the Group’s Sterling denominated monetary assets and liabilities at the reporting date are as follows:

	Liabilities		Assets
	2 January 2009	28 December 2007	2 January 2009	28 December 2007
	£’000	£’000	£’000	£’000
GBP Sterling	(9,092)	(9,051)	3,833	7,669

The following significant exchange rates applied during the period:

US Dollars	Weighted average forward contract rate (contracts maturing in the period)		Period end spot rate
	2 January 2009	28 December 2007	2 January 2009	28 December 2007
GBP	1.9830	1.8877	1.4521	1.9905

Foreign Currency Sensitivity Analysis

A 10 percent strengthening of the US dollar against GBP sterling would have decreased equity and profit or increased loss after tax by the amounts shown below as at the reporting date shown. In management’s opinion, this is a reasonably possible change given current market conditions. Although fluctuations in the US Dollar to GBP Sterling rate have been significantly greater than this percentage in the reporting period, management believes ten percent is likely to be representative of future movements. This analysis assumes that all other variables, in particular interest rates and other foreign currencies, remain constant. The analysis is performed on the same basis for 2007.

2 January 2009	Equity	Profit or loss
	$’000	$’000
GBP	(5,624)	(716)

28 December 2007	Equity	Profit or loss
	$’000	$’000
GBP	(10,919)	(1,052)

A 10 percent weakening of the US dollar against GBP sterling would have had the equal but opposite effect, on the basis that all the other variables remain constant.

A thirty percent strengthening of the US Dollar against GBP Sterling as at 2 January 2009 would result in a $16.9 million decrease in equity and a $2.7 million increase in loss for the period.

Although Management believes a ten percent movement is the most representative movement in the US Dollar to GBP Sterling rate, given market conditions, a thirty percent movement has been shown to aid understanding of the Group’s market risk.

The movement in profit for the period is mainly attributable to the Group’s exposure to exchange movements in sterling denominated monetary assets and liabilities. The movement in equity is mainly as a result of the changes in fair value of forward foreign exchange contracts.

Forward Foreign Exchange Contracts

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur:

Cash flow hedges	Carrying Amount	Expected cash flows	3 months or less	3-6 months	6-12 months	More than one year
	$’000	$’000	$’000	$’000	$’000	$’000
2 January 2009
Forward foreign exchange contracts $’000	(29,597)	120,979	31,602	30,752	53,319	5,306
Forward foreign exchange contracts £’000	—	63,500	16,000	16,000	28,000	3,500

28 December 2007
Forward foreign exchange contracts $’000	(384)	178,628	35,853	35,636	71,568	35,571
Forward foreign exchange contracts £’000	—	90,090	18,090	18,000	36,000	18,000

The Directors consider the periods in which the cash flows associated with the derivatives that are cash flow hedges are expected to occur approximate the periods when the cash flows associated with those cash flows are likely to impact profit or loss.

Interest Rate Risk Management

The Group has no significant direct exposure to fluctuations in interest rates other than those on interest-bearing cash balances. The majority of cash balances are held at fixed rates of interest and the effective rate of interest on those cash balances in the period was 4.67% (2007: 5.16%).

Credit risk

Credit Risk Management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and if not available, the Group uses other publicly financial available information and its own trading records to rate its major customers. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and credit exposure is controlled by counterparty limits.

The credit risk on liquid funds and derivative financial instruments is limited because counterparties are banks with high credit ratings assigned by international credit rating agencies.

For cash and cash equivalents and treasury deposits, the Company only transacts with entities that are equivalent to investment grade and above.

Disclosures related to the credit risk associated with trade receivables are in note 17.

Liquidity risk

Liquidity Risk Management

The Group manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring forecast and actual cash flows and matching the maturity of financial assets and liabilities. The Group has no significant borrowings from third parties and therefore liquidity risk is not considered a significant risk at this time.

2 January 2009	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	—	—	766	—	584	1,350
Contingent consideration (note 22) (undiscounted)	—	—	—	—	17,500	17,500
Other payables	376	—	649	—	381	1,406
Onerous lease provision (undiscounted)	—	9	467	436	3,328	4,240

	376	9	1,882	436	21,793	24,496

28 December 2007	Less than one month	1-2 months	2-3 months	3-6 months	More than 6 months	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Obligations under finance leases	—	131	—	1,256	1,864	3,251
Contingent consideration (note 22) (undiscounted)	—	9,625	—	—	17,500	27,125
Unsecured loan notes issued on acquisition	—	1,865	—	257	—	2,122
Other payables	6	—	1,239	—	424	1,669
Onerous lease provision (undiscounted)	—	—	—	—	545	545

	6	11,621	1,239	1,513	20,333	34,712

Fair Value of Financial Instruments

The fair values of financial assets and liabilities are determined as follows:

Trade receivables and trade payables: The carrying amount of these short-term financial instruments approximates their fair value.

Derivatives: The fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using an appropriate discount rate.

The carrying amounts of financial assets and liabilities in the financial statements approximates their fair values.

33	Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	53 weeks ended 2 January 2009	52 weeks ended 28 December 2007	52 weeks ended 29 December 2006
	$’000	$’000	$’000
Short-term employee benefits	3,444	2,976	3,338
Post-employment benefits	241	166	318
Other long-term benefits	—	299	—
Termination benefits	—	991	—
Share-based payment	537	67	1,780

	4,222	4,499	5,436

During 2007, an escrow payment of $11,158 was made to John Scarisbrick in relation to the 2005 acquisition of UbiNetics (VPT) Limited.

On 12 January 2007, the Company paid John Scarisbrick $49,477 for 2,388,188 E shares in Cambridge Positioning Systems Limited as part of the acquisition of Cambridge Positioning Systems Limited.

34	Acquisition of Subsidiaries

Cambridge Positioning Systems Limited

On 12 January 2007, the Group acquired 100% of the issued share capital of Cambridge Positioning Systems Limited for a consideration of $35.0 million.

	Book value	Fair value adjustments	Fair value
	$’000	$’000	$’000
Property, plant and equipment	345	(125)	220
Intangible assets	—	9,900	9,900
Deferred tax adjustment on fair value adjustments	—	(2,868)	(2,868)
Current assets	1,581	—	1,581
Current liabilities	(6,830)	(219)	(7,049)

Net assets acquired	(4,904)	6,688	1,784

Aggregate purchase price			30,594

Allocation to goodwill			28,810

Satisfied by:
Cash and cash equivalents			27,318
Loan notes			2,214
Directly attributable costs			1,062

			30,594

Net cash outflow arising on acquisition
Cash consideration			(27,318)
Working capital adjustment			(219)
Repayment of Cambridge Positioning Systems loans on acquisition			(5,468)
Cash and cash equivalents acquired			256
Partial repayment of loan notes			(148)
Directly attributable costs			(1,062)

			(33,959)

The goodwill of $28.8 million arising on the acquisition of Cambridge Positioning Systems Limited is attributable to the anticipated profitability resulting from Cambridge Positioning System Limited’s specialised GPS location system technology. The value of the assembled workforce of Cambridge Positioning Systems Limited was not recognised as a separately identifiable intangible assets and its value was subsumed into goodwill.

Cambridge Positioning Systems Limited contributed $488,000 to revenues and reduced the Group’s profit before tax by $1,625,000 between the date of acquisition and the balance sheet date.

If the acquisition of Cambridge Positioning Systems Limited had been completed on the first day of the financial period, Group revenues for the period would have been $848,631,000 and Group profit attributable to equity holders of the parent would have been $111,998,000.

NordNav Technologies AB

On 12 January 2007, the Group acquired 100% of the issued share capital of NordNav Technologies AB for a consideration of $40.0 million and contingent deferred consideration of $35.0 million.

	Book value	Fair value adjustments	Fair value
	$’000	$’000	$’000
Property, plant and equipment	116	—	116
Intangible assets	—	13,600	13,600
Deferred tax adjustment on fair value adjustments	—	(4,080)	(4,080)
Current assets	1,338	—	1,338
Current liabilities	(1,454)	—	(1,454)

Net assets acquired	—	9,520	9,520

Aggregate purchase price			73,244

Allocation to Goodwill			63,724

Satisfied by:
Cash and cash equivalents			40,000
Directly attributable costs			983
Contingent consideration (discounted) (note 22)			32,261

			73,244

Net cash outflow arising on acquisition
Cash consideration			(40,000)
Working capital adjustments			(164)
Contingent consideration (note 22)			(7,875)
Directly attributable costs			(983)
Cash and cash equivalents acquired			1,035

			(47,987)

The goodwill of $63.7 million arising on the acquisition of NordNav Technologies AB is attributable to the anticipated profitability resulting from NordNav Technologies AB’s software-based GPS solution. The value of the assembled workforce of NordNav Technologies AB was not recognised as a separately identifiable intangible assets and its value was subsumed into goodwill.

NordNav Technologies AB contributed $191,000 to revenues and reduced the Group’s profit before tax by $2,330,000 between the date of acquisition and the balance sheet date.

If the acquisition of NordNav Technologies AB had been completed on the first day of the financial period, Group revenues for the period would have been $848,625,000 and Group profit attributable to equity holders of the parent would have been $112,355,000.

35	Patent Dispute Settlement

During 2007, the Group reached an agreement with the Washington Research Foundation (WRF) to settle the patent infringement suit issued against 12 of the Group’s customers. The complaint referred to certain U.S. patents owned by the University of Washington claimed to be relevant to Bluetooth chips.

The Group remained of the view that WRF’s infringement suit was without merit. Notwithstanding this, the Group believed that an early resolution of the claim was both in the Group and the Group’s customers best interests and accordingly a one and final payment of $15.0 million was made in April 2007.

36	Events After the Balance Sheet Date

On 9 February 2009, the Group entered into a conditional agreement with SiRF under which SiRF and the Group will become a single group (‘the transaction’). SiRF is a global leader in GPS location platforms. Pursuant to the terms of the agreement, SiRF shareholders will receive 0.741% of an ordinary share in CSR for each SiRF share, which as at close of business on 9 February 2009 values SiRF at approximately £91 million ($136 million). The completion of the transaction is subject to shareholder consent of both SiRF and CSR and to regulatory clearance. Assuming all conditions are satisfied, the Group expects the transaction to complete in the second quarter of 2009.

At the time of approval of the financial statements, it is too early to give an indication of the financial impact likely to arise as a result of this transaction. This is because the date of the combination has not yet passed.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SIRF

Page
Report of Independent Registered Public Accounting Firm	F-55
Consolidated Balance Sheets as of December 27, 2008 and December 31, 2007	F-56
Consolidated Statements of Operations for the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006	F-57
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity for the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006	F-58
Consolidated Statements of Cash Flows for the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006	F-61
Notes to Consolidated Financial Statements	F-63
Financial Statements Schedule of SiRF	F-106

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

SiRF Technology Holdings, Inc.

We have audited the accompanying consolidated balance sheets of SiRF Technology Holdings, Inc. as of December 27, 2008 and December 31, 2007, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity, and cash flows for the periods ended December 27, 2008, December 31, 2007 and December 31, 2006. Our audits also included the financial statements schedule listed in “Index to Consolidated Financial Statements of SiRF.” These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SiRF Technology Holdings, Inc. at December 27, 2008 and December 31, 2007, and the consolidated results of its operations and its cash flows for the periods ended December 27, 2008, December 31, 2007 and December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements as taken as a whole, presents fairly in all material respects the information set forth therein.

SiRF Technology Holdings, Inc. changed its method of accounting for sabbatical leave and its method of accounting for uncertain tax positions as of January 1, 2007.

/s/ ERNST & YOUNG LLP

San Jose, California

February 27, 2009

SiRF Technology Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 27, 2008	December 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$85,840	$100,963
Marketable securities	29,950	38,446
Accounts receivable, net of allowance for doubtful accounts of $252 and $183 as of December 27, 2008 and December 31, 2007, respectively	16,329	37,060
Inventories	16,372	27,962
Current deferred tax assets	22	6,946
Prepaid expenses and other current assets	4,153	5,380

Total current assets	152,666	216,757
Property and equipment, net	13,637	13,147
Goodwill	—	215,752
Identified intangible assets, net	21,602	82,705
Long-term deferred tax assets	2,837	34,032
Other long-term assets	688	1,348
Notes receivable	3,919	—

Total assets	$195,349	$563,741

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$15,038	$22,069
Accrued payroll and related benefits	8,535	12,590
Other accrued liabilities	7,743	6,145
Deferred margin on shipments to distributors	1,714	3,028
Deferred revenue	1,368	373
Advance contract billings	23	191
Rebates payable to customers	1,026	5,452
Capital lease obligations	—	129

Total current liabilities	35,447	49,977
Long-term deferred tax liabilities	165	169
Long-term income taxes payable	3,022	2,762
Long-term obligations	1,695	1,421

Total liabilities	40,329	54,329
Commitments and contingencies (Note 21)	—	—
Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 authorized; no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 250,000,000 authorized in 2008 and 2007, respectively, 62,669,395 and 60,550,997 issued and outstanding at December 27, 2008 and December 31, 2007	6	6
Additional paid-in capital	593,350	548,895
Accumulated other comprehensive income (loss)	21	(105)
Accumulated deficit (1)	(438,357)	(39,384)

Total stockholders’ equity	155,020	509,412

Total liabilities and stockholders’ equity	$195,349	$563,741

(1)

On January 1, 2007, SiRF adopted Emerging Issues Task Force, or EITF, No. 06-02, Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43 and Financial Accounting Standards Interpretation, or FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. The impact of changes in accrued payroll and related benefits, long term deferred and other tax liabilities, and long-term obligations resulting from adoption of these new accounting pronouncements were recorded as cumulative effect adjustments to the opening balance of accumulated deficit in the December 31, 2007 consolidated balance sheet.

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
Revenue:
Product revenue	$222,922	$323,128	$239,243
License royalty and service revenue	9,530	6,252	8,437

Net revenue	232,452	329,380	247,680
Cost of revenue:
Cost of product revenue (includes stock-based compensation expense of $1,468, $1,469 and $743 for the years ended December 27, 2008, December 31, 2007 and December 31, 2006, respectively)	123,558	154,452	110,057
Amortization of acquisition-related intangible assets	11,964	7,314	1,880
Acquisition-related intangible asset impairment	12,472	—	—

Gross profit	84,458	167,614	135,743
Operating expenses:
Research and development (includes stock-based compensation expense of $21,643, $20,862 and $16,691 for the year ended December 27, 2008, December 31, 2007 and December 31, 2006, respectively)	108,710	96,701	75,064
Sales and marketing (includes stock-based compensation expense of $6,240, $6,639 and $4,008 for the year ended December 27, 2008, December 31, 2007 and December 31, 2006, respectively)	25,414	27,920	19,547
General and administrative (includes stock-based compensation expense of $9,014, $8,689 and $4,791 for the year ended December 27, 2008, December 31, 2007 and December 31, 2006, respectively)	51,051	36,708	19,854
Amortization of acquisition-related intangible assets	7,174	5,514	3,291
Acquisition-related intangible asset impairment	30,407	—	—
Restructuring and asset impairment charges	3,324	—	—
Goodwill impairment	215,717	—	—
Acquired in-process research and development	—	13,900	13,251

Total operating expenses	441,797	180,743	131,007
Operating income (loss)	(357,339)	(13,129)	4,736
Interest income	3,031	7,997	6,865
Other expense, net	(862)	(605)	(232)
Gain on divestiture	914	—	—
Release of escrow funds	6,000	—	—
Note receivable impairment	(11,800)	—	—

Other income (loss), net	(2,717)	7,392	6,633
Net income (loss) before provision for income taxes	(360,056)	(5,737)	11,369
Provision for income taxes	38,917	4,660	8,969

Net income (loss)	$(398,973)	$(10,397)	$2,400

Net income (loss) per share:
Basic	$(6.47)	$(0.19)	$0.05
Diluted	$(6.47)	$(0.19)	$0.04
Weighted average number of shares used in per share calculations:
Basic	61,673	55,477	51,115
Diluted	61,673	55,477	55,997

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCES, January 1, 2006	—	$—	50,024,043	$5	$305,544	$(11,697)	$(406)	$(30,610)	$262,836
Cashless/Cash exercise of preferred stock warrants	—	—	24,763	—	100	—	—	—	100
Issuance of common stock in connection with the exercise of employee stock options and employee stock purchase plan	—	—	2,195,685	—	14,326	—	—	—	14,326
Amortization of common stock options and awards issued to non-employees in exchange for services rendered	—	—	—	—	679	—	—	—	679
Reversal of deferred stock compensation in connection with adoption of SFAS No. 123R	—	—	—	—	(11,697)	11,697	—	—	—
Stock compensation related to business acquisitions, net of shares surrendered to satisfy minimum statutory withholding and other	—	—	39,402	—	8,844	—	—	—	8,844
Employee stock based compensation, net of shares surrendered to satisfy minimum statutory withholding and other	—	—	—	—	17,277	—	—	—	17,277
Excess tax benefits from employee equity incentive plans	—	—	—	—	20,617	—	—	—	20,617
Components of comprehensive income:
Change in unrealized gain on available-for-sale securities, net of taxes	—	—	—	—	—	—	264	—	264
Net income	—	—	—	—	—	—	—	2,400	2,400

Total comprehensive income	—	—	—	—	—	—	—	—	2,664

BALANCES, December 31, 2006	—	$—	52,283,893	$5	$355,690	$—	$(142)	$(28,210)	$327,343

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2006 (brought forward)	—	$—	52,283,893	$5	$355,690	$—	$(142)	$(28,210)	$327,343
Cashless/Cash exercise of preferred stock warrants	—	—	4,408	—	—	—	—	—	—
Issuance of common stock in connection with the exercise of employee stock options and employee stock purchase plan	—	—	2,118,103	—	15,290	—	—	—	15,290
Amortization of common stock options and awards issued to non-employees in exchange for services rendered	—	—	1,666	—	206	—	—	—	206
Stock compensation related to business acquisitions, net of shares surrendered to satisfy minimum statutory withholding and other	—	—	109,592	—	8,612	—	—	—	8,612
Employee stock based compensation, net of shares surrendered to satisfy minimum statutory withholding and other	—	—	41,156	—	27,882	—	—	—	27,882
Issuance of common stock and assumption of stock options in connection with acquisition	—	—	5,992,159	1	132,769	—	—	—	132,770
Excess tax benefits from employee equity incentive plans	—	—	—	—	8,446	—	—	—	8,446
Components of comprehensive loss:
Change in unrealized gain on available-for-sale securities, net of taxes	—	—	—	—	—	—	37	—	37
Net loss	—	—	—	—	—	—	—	(10,397)	(10,397)

Total comprehensive loss	—	—	—	—	—	—	—	—	(10,360)
Adjustment to accumulated deficit upon adoption of FIN No. 48	—	—	—	—	—	—	—	(116)	(116)
Adjustment to accumulated deficit upon adoption of EITF No. 06-2, net of tax	—	—	—	—	—	—	—	(661)	(661)

BALANCES, December 31, 2007	—	$—	60,550,977	$6	$548,895	$—	$(105)	$(39,384)	$509,412

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
BALANCES, December 31, 2007 (brought forward)	—	—	60,550,977	$6	$548,895	—	$(105)	$(39,384)	$509,412
Cashless/Cash exercise of preferred stock warrants	—	—		—	—	—	—	—	—
Issuance of common stock in connection with the exercise of employee stock options and employee stock purchase plan	—	—	1,785,088	—	6,604	—	—	—	6,604
Amortization of common stock options and awards issued to non-employees in exchange for services rendered	—	—	667	—	31	—	—	—	31
Stock compensation related to business acquisitions, net of shares surrendered to satisfy minimum statutory withholding and other	—	—	102,014	—	10,020	—	—	—	10,020
Employee stock based compensation, net of shares surrendered to satisfy minimum statutory withholding and other	—	—	230,649	—	27,799	—	—	—	27,799
Components of comprehensive loss:
Change in unrealized gain on available-for-sale securities, net of taxes	—	—	—	—	—	—	5	—	5
Change in cumulative translation adjustment							122		122
Net loss	—	—	—	—	—	—	—	(398,973)	(398,973)

Total comprehensive loss	—	—	—	—	—	—	—	—	(398,846)

BALANCES, December 27, 2008	—	—	62,669,395	$6	$593,349	—	$22	$(438,357)	$155,020

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
Operating activities:
Net income (loss)	$(398,973)	$(10,397)	$2,400
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expense	38,396	37,864	26,913
Depreciation and amortization of property and equipment	5,376	5,016	5,309
Loss on disposal of property and equipment	98	27	52
Noncash restructuring activities	1,625	—	—
Goodwill impairment	215,717	—	—
Note receivable impairment	11,800	—	—
Amortization of identified intangible assets	21,573	13,352	5,788
Impairment of identified intangible assets	42,879	371	319
Acquired in-process research and development expense	—	13,900	13,251
Accretion of investment discount	(534)	(931)	(216)
Deferred tax assets, net	38,115	(9,595)	(11,981)
Excess tax benefit from employee equity incentive plans	—	8,446	20,617
Gross excess tax benefit from stock-based compensation	(576)	(7,692)	(17,881)
Change in goodwill related to tax benefits on exercises of assumed stock options	—	3,127	—
Deferred rent	(116)	—	—
Gain on divestiture	(914)	—	—
Release of escrow funds	(6,000)	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	19,721	(16,364)	(6,457)
Inventories	11,715	(7,559)	(2,824)
Prepaid expenses and other current assets	1,002	2,237	(1,083)
Other long-term assets	789	(328)	605
Accounts payable	(6,986)	658	6,093
Accrued payroll and related benefits	(4,569)	(368)	4,961
Other accrued liabilities	1,689	505	611
Deferred margin on shipments to distributors	(1,314)	1,772	60
Deferred revenue	1,407	(201)	549
Advance contract billings	(168)	(287)	8
Rebates payable to customers	(4,426)	80	2,370
Other long-term liabilities	955	1,413	—

Net cash provided by (used in) operating activities	(11,719)	35,046	49,464

Investing activities:
Purchases of available-for-sale investments	(68,283)	(86,843)	(52,734)
Maturities and sales of available-for-sale investments	77,317	112,190	45,400
Cash paid for business acquisitions, net cash acquired and purchase accounting adjustments	—	(103,478)	(18,971)
Purchases of property and equipment, net of disposals	(7,098)	(8,324)	(4,463)
Purchases of intellectual property assets	(4,781)	(738)	(967)
Issuance of note receivable	(13,500)	—	—
Net cash outflow from divestiture	(113)
Release of escrow funds	6,000	—	—

Net cash used in investing activities	(10,458)	(87,193)	(31,735)

Financing activities:
Proceeds from issuance of common stock	6,607	15,290	14,426
Principal payments under capital lease obligations	(129)	(189)	(101)
Payments of short-term borrowings	—	(3,500)	—
Gross excess tax benefit from stock-based compensation	576	7,692	17,881

Net cash provided by financing activities	7,054	19,293	32,206

Net decrease in cash and cash equivalents	(15,123)	(32,854)	49,935
Cash and cash equivalents at beginning of year	100,963	133,817	83,882

Cash and cash equivalents at end of year	$85,840	$100,963	$133,817

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
Supplemental disclosures of cash flow information:
Cash paid for interest	$2	$69	$10

Cash paid for income taxes	$1,616	$344	$595

Non-cash transactions:
Issuance of common stock and assumption of stock options in connection with acquisition	$—	$132,770	$—

See accompanying Notes to Consolidated Financial Statements.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Organization and Summary of Significant Accounting Policies

Organization

SiRF Technology Holdings, Inc., or SiRF, is a leading semiconductor supplier of Global Positioning System, or GPS, based location technology solutions designed to provide location awareness capabilities in high volume mobile consumer and commercial systems, personal digital assistants, portable navigation devices and GPS based peripheral devices, and into commercial systems such as fleet management and road tolling systems.

Basis of Presentation

The consolidated financial statements include SiRF and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year End

Effective July 1, 2008, SiRF changed its fiscal year end so the fiscal year is the 52- or 53- week period ending on the Saturday closest to December 31; provided however, that SiRF’s fiscal year 2008, and fourth quarter, will end on December 27, 2008. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. In this report, SiRF compares the year ended December 27, 2008 to the year ended December 31, 2007. The difference in the periods due to the change in the fiscal year end is three business days, which did not have a significant impact on the comparability of SiRF’s financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates include, but are not limited to, recognition of revenue, provision for inventory write downs, valuation of stock-based compensation, valuation of goodwill and long-lived assets, provision for doubtful accounts, provision for product warranty claims and valuation of deferred tax assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject SiRF to concentrations of credit risk consist primarily of cash, cash equivalents, short and long-term investments and accounts receivable. The fair values of SiRF’s investments are based on quoted market prices or pricing models using current market data when available. Risks associated with these instruments are mitigated by banking with, and purchasing commercial paper from, creditworthy institutions. SiRF’s receivables are concentrated in a relatively few number of customers and as a result, SiRF maintains individually significant receivable balances with these customers. If the financial condition or operations of these customers deteriorate substantially, SiRF’s operating results could be adversely affected. SiRF performs periodic evaluations of its customers’ financial condition, but generally does not require collateral for sales on credit. SiRF maintains reserves for estimated potential credit losses. SiRF’s historical credit losses have been within management’s expectations and the carrying value of SiRF’s accounts receivable approximates fair value.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents, Marketable Securities and Long-Term Investments

SiRF considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents. Investments with original maturities over ninety days and remaining maturities less than one year are considered short-term investments and investments with remaining maturities greater than one year are considered long-term investments. As of December 27, 2008, cash equivalents and investments are principally comprised of high-quality commercial paper, obligations of the United States government treasury and money market accounts. SiRF’s investments are considered to be available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity. The cost of securities sold is based on the specific identification method.

Restricted Cash

SiRF did not have any restricted cash at December 27, 2008. At December 31, 2007, SiRF had approximately $1.0 million in a certificate of deposit account, collateralized in support of a standby letter of credit issued to a supplier. The standby letter of credit expired in January 2008. The restricted cash amounts have been classified within “cash and cash equivalents” in the consolidated balance sheet as of December 31, 2007.

Inventories

Inventory costs are determined using standard costs that approximate actual costs under the first-in, first-out method. SiRF’s standard cost policy is to continuously review and set standard costs at current manufacturing costs. Manufacturing overhead standards for product cost are calculated assuming full absorption of projected spending over projected volumes. SiRF writes-down inventories that have become obsolete or are in excess of anticipated demand or net realizable value. SiRF performs a detailed review of inventory each period that considers multiple factors including demand forecasts, market conditions, product life cycle status, product development plans and current sales levels. Demand forecasts involve estimates, such as customer product demand projections based on its historical experience, timing of new product introductions, timing of customer transitions to new products and sell-through of products at different average selling prices. Due to the current economic conditions and the potential customer uncertainty as a result of the ITC Final Determination (see Note 21, Commitments and Contingencies), it is increasingly difficult to forecast demand and, if future demand or market conditions for SiRF’s products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, SiRF may be required to record additional write downs which could negatively impact gross margins in the period when the write-downs are recorded. If actual market conditions are more favorable, SiRF may have higher gross margins when products incorporating inventory that was previously written down are sold.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of three to seven years. Leasehold improvements are depreciated over the lesser of the estimated useful life or the remaining useful life of the lease.

Assessment of Long-Lived Assets, Identified Intangible Assets and Goodwill

Identified intangible assets consist of acquired developed and core technology, patents, trade names, non-compete agreements and intellectual property assets. These intangible assets are amortized using the straight-line method over their estimated useful lives. Acquired developed and core technology, patents, trade names, non-compete agreements, and intellectual property assets are amortized over their approximated weighted average estimated useful life of 4, 13, 4, 2 and 3 years, respectively.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SiRF assesses the potential impairment of identified intangible assets, long-lived assets and goodwill on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors SiRF considers important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of SiRF’s use of the acquired assets;

•	significant negative industry or economic trends; and

•	significant decline in SiRF’s market capitalization.

When it is determined that the carrying value of identified intangible assets or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, SiRF tests for recoverability based on an estimate of future undiscounted cash flows as compared to the asset’s carrying value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Beginning in February 2008, SiRF continued to experience a significant decline in its stock price, resulting in its market capitalization falling below its net book value. In addition, during the second quarter of 2008, SiRF’s product demand outlook rapidly deteriorated due to increased competitive pressure within certain of its markets, as well as macroeconomic uncertainty which translated to a general decline in the demand for devices utilizing its technology. In addition, litigation has continued to be a significant expense in 2008, at $20.4 million (see Note 21, Commitments and Contingencies). As a result, during the second quarter ended June 30, 2008, SiRF significantly reduced its forecasted revenue, gross margin and operating profit.

Furthermore, during the second quarter ended June 30, 2008, SiRF performed an impairment analysis over identified intangible assets in accordance with its accounting policy and, as a result of that analysis, recognized an impairment loss on acquisition-related intangible assets of $42.9 million in the consolidated statement of operations under operating expenses, “Acquisition-related intangible asset impairment.” During the fourth quarter ended December 27, 2008, SiRF further impaired $1.4 million of intangible assets related to certain restructuring activities (see Note 9, Goodwill and Identified Intangible Assets, and Note 12, Restructuring, for further information). As of December 27, 2008, SiRF updated its impairment analysis over identified intangible assets in accordance with its accounting policy and, as a result of that analysis, no additional impairment was recognized.

Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair value of the reporting unit is estimated using a combination of quoted market prices adjusted for a control premium and the income or discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value under this first step, goodwill is considered impaired and a second step is performed to determine the implied fair value of the goodwill and to measure the amount of goodwill impairment loss, if any. SiRF performs its impairment review at the entity level, as it has only one operating segment, which is its sole reporting unit. During the second quarter ended June 30, 2008, SiRF performed an interim goodwill impairment analysis in accordance with its accounting policy and determined that the entire goodwill balance was impaired. SiRF recorded goodwill impairment charges of $215.7 million in the consolidated statement of operations under operating expenses, “Goodwill impairment.” See Note 9, Goodwill and Identified Intangible Assets, for further information.

In determining fair value, SiRF considers various factors including SiRF’s market capitalization, estimates of control premiums, estimates of future market growth and trends, forecasted revenue and costs, discount rates, expected periods over which SiRF’s assets will be utilized and other variables. SiRF’s growth estimates were

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based on historical data and internal estimates developed as part of its long-term planning process. SiRF bases its fair value estimates on assumptions believed to be reasonable, but which are inherently uncertain. Should actual results differ significantly from current estimates, the amount of impairment charges recorded in 2008 could be different or future impairment charges may result on identified intangible assets and other long-lived assets.

Revenue Recognition

SiRF derives revenue primarily from sales of semiconductor chip sets, and to a lesser extent, from licenses of its intellectual property and premium software products.

Revenue from sales of semiconductor chip sets is recognized when persuasive evidence of a sales arrangement exists, transfer of title and acceptance, where applicable, occurs, the sales price is fixed or determinable and collection is probable. SiRF also evaluated its historical experience and other known factors to determine the appropriate reserve for product returns. Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of SiRF’s standard product warranty, related to the sale of chip sets. Further, SiRF has had no incidents of formal customer acceptance terms or further obligations to date. SiRF assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Collectibility is assessed based primarily on the creditworthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

SiRF defers the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. Price protection rights grant distributors the right to a credit in the event of declines in the price of SiRF’s products. Also, several of SiRF’s distributors purchase products at a standard gross price and receive price reductions for sales to certain end customers. In these circumstances, SiRF’s accounts receivable and deferred revenue balances represent the gross invoice price of shipments to those distributors. Upon product sell-through, these distributors may receive a credit to adjust the gross price to the applicable net price for those sales. This method has no impact to SiRF’s consolidated statement of operations because the sell-through model is used.

SiRF enters into co-branding rebate agreements with and provides incentive rebates to certain direct customers and indirect customers (for products sold through distributors). SiRF records reductions to revenue for commitments related to such incentive programs in accordance with Emerging Issues Task Force, or EITF, No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Co-branding agreements allow certain direct customers to receive a per-unit rebate for products purchased, provided the customer participates in SiRF’s co-branding program. The co-branding program typically consists of placing SiRF’s logo on the customer’s website or otherwise including it in marketing collateral or documentation. Incentive rebates are offered from time to time at SiRF’s discretion to both direct and indirect customers and are also provided in the form of a per-unit rebate for products purchased. Accruals for the actual costs of these incentive programs are recorded at the time the related revenue is recognized and are recorded based on the contractual or agreed upon per-unit rebate of product purchased by direct customers or sold through by distributors. Commitments related to incentive programs to both direct and indirect customers are presented in the consolidated balance sheets as rebates payable to customers.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SiRF licenses rights to use its intellectual property to permit licensees to utilize SiRF’s technology. SiRF also licenses rights to use its premium software products to licensees to enable SiRF chip sets to provide enhanced functionality in specific applications. SiRF recognizes revenue from standalone license rights to use the intellectual property in accordance with the Securities and Exchange Commission, or SEC, Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition. Revenue from standalone rights to use SiRF’s premium software products is recognized in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. Subsequent to the sale of SiRF’s premium software products, it has no obligation to provide any level of post-contract customer support, including modification, customization, upgrades or enhancements. The cost of revenue associated with licenses is insignificant.

Certain sales of SiRF’s chip sets to direct customers are bundled with its premium software products. In such arrangements, both the premium software and chip sets are delivered simultaneously and post-contract customer support is not provided. SiRF applies the guidance in EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, and recognizes revenue from such bundled arrangements generally upon delivery of the chip sets, assuming all other basic revenue recognition criteria are met, as both the chip sets and software are considered delivered elements and no undelivered elements exist.

SiRF earns royalties on licensees’ sales of their products incorporating the licensed intellectual property or premium software based upon the specific criteria included in the associated royalty agreements. SiRF’s licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter. Prior to the fourth quarter of 2006, SiRF estimated and recorded royalty revenue earned for sales by certain licensees, or the Estimated Licensees, in the quarter in which such sales occurred, but only when reasonable estimates of such amounts could be made. For other licensees, where SiRF could not reliably estimate the royalties earned in the quarter shipments underlying royalties were made, royalty revenue was recognized in arrears, based on actual shipments subsequently reported by licensees. Starting in the fourth quarter of 2006, SiRF determined that due to business circumstances it could no longer reliably estimate royalty revenue from the Estimated Licensees. Specifically, royalties estimated for SiRF’s largest licensee for the third quarter of 2006 were significantly lower than the actual amount of royalties earned for the quarter based on actual customer shipments. Historically, estimates of royalty revenue earned for sales by the Estimated Licensees generally approximated actuals, and immaterial adjustments were recorded by SiRF in the subsequent quarter. Based on these circumstances, in the fourth quarter of 2006, SiRF concluded that the licensee was unable to provide reasonably accurate forecasted unit data and that the licensee was not able to provide actual unit data in accordance with a timeline that would support SiRF’s accurate financial reporting of royalty revenue in the period of shipment. As a result of these changes in SiRF’s external business circumstances, SiRF determined that the fixed or determinable basic revenue recognition criteria for recognizing royalty revenue could not be met until such time the royalties were reported by the licensee. As such, beginning in the fourth quarter of 2006, SiRF began recognizing all royalty revenue based solely on royalties reported by licensees during such quarter. This change in the timing of recognizing royalty revenue was accounted for as a change in accounting estimate and was made prospectively. The change was not considered to have an impact on future periods and had an initial one-time effect of reducing royalty revenue recorded in the fourth quarter of 2006 by $1.2 million, or 14%, of total license royalty revenue.

Shipping and Handling

Costs related to shipping and handling are included in cost of sales for all periods presented.

Advertising

Advertising costs are charged to sales and marketing expense as incurred and were not significant in all periods presented.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

SiRF accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, SiRF determines deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, resulting in a deferred tax liability or deferred tax asset.

In preparing its consolidated financial statements, SiRF assesses the likelihood that its deferred tax assets will be realized from future taxable income. SiRF establishes a valuation allowance if it determines that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in the consolidated statements of operations as a provision for (benefit from) income taxes. SiRF exercises significant judgment in determining the provision for income taxes or deferred tax assets and liabilities and future taxable income for purposes of assessing its ability to utilize any future tax benefit from its deferred tax assets. As of December 27, 2008, SiRF has recorded a valuation allowance of $75.4 million against its deferred tax assets, consisting primarily of net operating loss and tax credits carryforwards. In assessing the need for a valuation allowance, SiRF considers all available positive and negative evidence such as earnings history, projections of future income, future reversals of existing taxable temporary differences, and tax planning strategies. SiRF’s cumulative loss in the most recent three-year period, including the current net loss reported, represents negative evidence sufficient to maintain a valuation allowance under the provisions of SFAS No. 109. SiRF intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. SiRF evaluates its uncertain tax positions under the provisions of Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return. SiRF only recognizes tax benefits for positions that are more likely than not to be sustained upon final resolution with a taxing authority. SiRF measures these tax benefits by estimating the amount of benefit that corresponds to the cumulative probability greater than 50% of being sustained upon final resolution with a taxing authority. SiRF exercises significant judgment in estimating the final resolution of its tax positions with a taxing authority. SiRF believes it has adequately provided for any reasonably foreseeable adjustments to its tax liability. If SiRF ultimately determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary in accordance with FIN No. 48.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding, excluding the weighted average of unvested common shares subject to repurchase. Diluted net income (loss) per share is computed giving effect to all potential dilutive common stock

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

including common stock subject to repurchase, stock options, warrants, restricted stock units and potential shares associated with employee stock purchase plan withholding. See Note 3, Net Income (Loss) Per Share and Note 17, Preferred Stock and Stockholders’ Equity, for further information.

Stock-Based Compensation

The fair value of SiRF’s employee stock options and purchase rights is estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, as disclosed in Note 17, Preferred Stock and Stockholders’ Equity, including the price volatility of the underlying stock and the option’s expected term. With the exception of certain options assumed in connection with business combinations, SiRF’s options are considered “plain vanilla” as defined by SAB No. 107, as modified by SAB No. 110. Accordingly, upon adoption of Statement of Financial Accounting Standard, or SFAS, No. 123R, Share-Based Payment, SiRF elected to use the simplified method as prescribed by SAB No. 107, to estimate the option’s expected term, which assumes that all options will be exercised midway between the vesting date and the contractual term of the option. Beginning in the fourth quarter of 2007, SiRF no longer used the simplified method for estimating the expected term. The expected term for option grants and for options assumed in connection with acquisitions is estimated based on a consideration of, among other things, historical exercise patterns, the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. SiRF utilizes its own historical volatility in valuing its stock option grants and purchase rights under its 2004 Employee Stock Purchase Plan, or the Purchase Plan. In addition, SiRF estimates forfeitures at the time of grant, and revises if necessary, in subsequent periods if actual forfeitures differ from those estimates. SiRF’s estimate of expected forfeitures considers historical termination behavior, as well as retention related factors. SiRF elected to use the straight-line attribution method for awards granted after the adoption of SFAS No. 123R and continues to use a multiple option valuation approach for awards granted prior to the adoption of SFAS No. 123R that were unvested as of the effective date. Actual volatility, SiRF’s options’ actual lives, interest rates and forfeitures may be different from its assumptions, which would result in the actual fair value of the stock options and purchase rights being different than estimated.

Research and Development and Software Development Costs

Research and development expense is charged to operations as incurred. To the extent research and development costs include the development of embedded software, SiRF believes that software development is an integral part of the semiconductor design and such costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized, as they are not material since the current software development process is essentially completed concurrent with the establishment of technological feasibility and the time period between the establishment of technological feasibility and product release is relatively short.

SiRF generates engineering services income from various commercial customers through activities which enable those customers to accelerate their product development efforts. SiRF retains ownership of the technology developed under these arrangements. Development costs related to the underlying contracts are classified as research and development expense and are not discretely tracked. Any income generated with these development costs is classified as a reduction of research and development expense. Engineering services are billed in accordance with the terms and conditions of the related contracts, which may allow progress billings upon costs incurred, completion, or other billing arrangements. Engineering services income is recognized as a reduction of research and development expense only if the customer accepts the delivery of a given milestone, and collectibility is probable. Advance contract billings include amounts that have been invoiced, for which SiRF has

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

not yet received acceptance of the deliverable from the customer, and result in the deferral of income until such time that specified milestones are accepted. The following table summarizes these services:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Gross research and development expense	$109,030	$97,599	$75,644
Less: Recognized engineering services income	(320)	(898)	(580)

Net research and development expense	$108,710	$96,701	$75,064

Allowance for Doubtful Accounts

SiRF makes estimates of the collectibility of accounts receivable and regularly reviews the adequacy of its allowance for doubtful accounts after considering the amount of aged accounts receivable, each customer’s ability to pay, and the collection history with each customer. SiRF reports charges to the allowance for doubtful accounts as a portion of general and administrative costs. SiRF regularly reviews past due invoices to determine if an allowance is appropriate based on the risk category using the factors discussed above. In addition, SiRF maintains a reserve by applying a percentage to aging categories based on historical experience. Assumptions and judgments regarding collectibility of accounts could differ from actual events. While SiRF’s credit losses have historically been within its expectations and the allowance established, SiRF may not continue to experience the same credit loss rates that it has in the past. SiRF’s receivables are concentrated in a relatively few number of customers. At December 27, 2008 and December 31, 2007, the balance of SiRF’s allowance for doubtful accounts was $0.3 million and $0.2 million, respectively. As of December 27, 2008, three customers accounted for 18%, 14% and 11% of net accounts receivable. Therefore, a significant change in the liquidity or financial position of any of these customers could make it more difficult for SiRF to collect its accounts receivable and may require it to record additional charges that could adversely affect its operating results.

Product Warranty

SiRF provides for the estimated cost of product warranties at the time revenue is recognized. SiRF continuously monitors chip set returns for product failures and maintains a warranty reserve for the related expenses based on historical experience of similar products, as well as other assumptions that SiRF believes to be reasonable under the circumstances. SiRF’s product warranty reserve includes specific accruals for known product issues and an accrual for an estimate of incurred but unidentified product issues based on historical activity. SiRF’s warranty accrual is based on historical activity and the related expense was not significant for the three years ended December 27, 2008, December 31, 2007 and 2006.

Foreign Currency

The functional currency for all of SiRF’s foreign subsidiaries is the U.S. dollar.

Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments, including related disclosures about products and services, geographic areas and major customers. The standard for determining what information to report is based on available financial information that is regularly reviewed and used by SiRF’s chief operating decision-

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maker in evaluating SiRF’s financial performance and resource allocation. SiRF’s chief operating decision-maker is considered to be the chief executive officer, or CEO. Based on the criteria stated in SFAS No. 131 for determining separately reportable operating segments and the financial information available to and reviewed by the CEO, SiRF has determined that it operates as a single operating and reportable segment.

Indemnifications

From time to time, SiRF enters into types of contracts that contingently require SiRF to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which SiRF may be required to indemnify property owners for environmental and other liabilities, and other claims arising from use of the applicable premises; (ii) agreements with SiRF’s officers, directors and employees, under which SiRF may be required to indemnify such persons from liabilities arising out of their employment relationship; and (iii) agreements with customers to purchase chip sets and to license SiRF’s IP core technology or embedded software, under which SiRF may indemnify customers for intellectual property infringement claims, product liability claims or recall campaign claims related specifically to SiRF’s products. As for indemnifications related to intellectual property, these guarantees generally require SiRF to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims alleged against SiRF’s products. Indemnifications related to product liability claims generally require SiRF to compensate the other party for damages stemming from use of SiRF’s products. Indemnifications related to recall campaigns generally require SiRF to compensate the other party for costs related to the repair or replacement of defective products. The nature of the intellectual property indemnification, the product liability indemnification, and the recall campaign indemnification prevents SiRF from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers in the event it is required to meet its contractual obligations. Historically, SiRF has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. To date, SiRF has not received any claims for indemnification with respect to the ITC Final Determination (as defined below). However, SiRF has covered the litigation expenses related to the ITC investigation.

Note 2.	Recent Accounting Pronouncements

Adoption of Recent Accounting Pronouncements

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides a framework that clarifies the fair value measurement objective within GAAP and its application under the various accounting standards where fair value measurement is allowed or required. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, FASB Staff Position, or FSP No. 157-b was issued, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, including interim periods within that fiscal year for items within the scope of the FSP. Effective January 1, 2008, SiRF adopted SFAS No. 157 except as it applies to those nonfinancial

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assets and nonfinancial liabilities within the scope of FSP No. 157-b. The partial adoption of SFAS No. 157 did not have a material impact on SiRF’s financial position and results of operations. SiRF does not believe the adoption of SFAS No. 157 as it relates to nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position and results of operations.

In October 2008, the FASB issued FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active, to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP No. 157-3 is effective immediately and applies to SiRF’s December 27, 2008 financial statements. The application of the provisions of FSP No. 157-3 did not materially impact SiRF’s financial statements. See Note 4, Fair Value, for further information.

Recently Issued Accounting Pronouncements

Useful Life of Intangible Assets

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. SiRF is required to adopt FSP No. FAS 142-3 effective at the beginning of fiscal 2010. The adoption of FSP No. FAS 142-3 is not expected to have a material impact on SiRF’s financial statements.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; restructuring costs generally be expensed in periods subsequent to the acquisition date; and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired in-process research and development, or IPR&D, is capitalized as an intangible asset and amortized over its estimated useful life. The adoption of SFAS No. 141(R) will change SiRF’s accounting treatment for business combinations on a prospective basis beginning in the first quarter of fiscal year 2009.

Note 3.	Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding, excluding the weighted average unvested common shares subject to repurchase. Diluted net income (loss) per share is computed giving effect to all potentially dilutive common stock including common stock subject to repurchase, stock options, warrants, restricted stock units and potential shares associated with employee stock purchase plan withholding. See Note 17, Preferred Stock and Stockholders’ Equity, for further information.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share for the years ended December 27, 2008, December 31, 2007 and December 31, 2006 is as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands, except per share amounts)
Numerator:
Net income (loss)	$(398,973)	$(10,397)	$2,400

Denominator:
Weighted average common shares outstanding	61,822	55,807	51,471
Less: Weighted average common shares outstanding subject to repurchase	(149)	(330)	(356)

Total weighted average shares used in net income (loss), basic	61,673	55,477	51,115
Dilutive potential common stock equivalents:
Weighted average repurchasable common stock outstanding	—	—	356
Weighted average stock options outstanding	—	—	3,987
Weighted average stock warrants outstanding	—	—	249
Weighted average restricted stock units outstanding	—	—	181
Weighted average purchase plan shares	—	—	109

Total weighted average shares used in net income (loss), diluted	61,673	55,477	55,997

Net income (loss) per share:
Basic	$(6.47)	$(0.19)	$0.05
Diluted	$(6.47)	$(0.19)	$0.04

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share as their effect would be anti-dilutive:

	December 27, 2008	December 31, 2007
	(In thousands)
Outstanding common stock options	7,350,026	9,773,393
Restricted stock units	2,979,172	1,834,053

	10,329,198	11,607,446

Potentially dilutive stock options and restricted stock units to purchase 1.8 million shares during the year ended December 31, 2006 were excluded from the computation of diluted net income per share as their effect would have been anti-dilutive.

Note 4.	Fair Value

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, SiRF considers the principal or most advantageous market in which SiRF would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

SiRF measures financial assets, specifically money market funds and marketable debt instruments, at fair value on a recurring basis. SiRF does not have any financial liabilities that are measured at fair value on a recurring basis. The fair value of these financial assets was determined using the following inputs as of December 27, 2008:

Description	Total	Fair Value Measurements at December 27, 2008 Using
		(In thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (1)	$27,030	$27,030	$—	$—
United States government treasury securities (2)	23,994	—	23,994	—
Commercial paper (3)	41,947	—	41,947	—

Total	$92,971	$27,030	$65,941	$—

(1)	Included in cash and cash equivalents on SiRF’s consolidated balance sheet.

(2)	$20.0 million of which is included in cash and cash equivalents and $4.0 million of which is included in marketable securities on SiRF’s consolidated balance sheet.

(3)	$16.0 million of which is included in cash and cash equivalents and $26.0 million of which is included in marketable securities on SiRF’s consolidated balance sheet.

SiRF’s investments in money market funds and marketable debt instruments (commercial paper and United States government treasury) are measured at fair value on a recurring basis. SiRF’s money market funds comply with Rule 2a-7 of the Investment Company Act of 1940 and are required to be priced and have a fair value of $1 net asset value per share. These money market funds are actively traded and reported daily through a variety of sources. Due to the structure and valuation required by the Investment Company Act of 1940 regarding Rule 2a-7 funds, the fair value of the money market fund investments are classified as Level 1. The fair value of SiRF’s marketable debt instruments is calculated using a matrix-based approach by a third party pricing service. A computer-based model considers the instruments’ days to final maturity and external credit rating in order to

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

assign a current yield. An evaluated price is then calculated using that current yield. The following observable inputs are utilized as inputs into the daily matrix evaluations: maturity date, issue date, credit rating, settlement date, and interest rate and, therefore, these investments are classified as Level 2 instruments. As of December 27, 2008, the marketable debt instruments are stated at amortized cost which approximates fair value as determined by the matrix-based approach. See Note 23, Subsequent Events, for subsequent settlement of this note receivable.

Assets Measured at Fair Value on a Nonrecurring Basis

SiRF measures certain financial assets at fair value on a nonrecurring basis. Specifically, SiRF measured its note receivable made in connection to a loan and security agreement on January 24, 2008, whereby SiRF made two advances totaling $13.5 million to a potential acquisition target, at fair value during the year ended December 27, 2008 as follows:

Description	Total	Fair Value Measurements at December 27, 2008 Using
		(In thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (Loss)

Note receivable	1,700			1,700	(11,800)

Total	$1,700	$—	$—	$1,700	$(11,800)

In the second quarter of 2008, SiRF determined it was no longer probable that the principal amount under the note receivable was fully recoverable based on information received related to the business prospects of the noteholder, which resulted in other-than-temporary impairment charges. See Note 22, Other Income (Expense), for further information, and Note 23, Subsequent Events, for subsequent settlement of this note receivable.

When SiRF determined that the note receivable was impaired, it applied the practical expedient under SFAS No. 114, Accounting for Creditors for Impairment of a Loan, and measured the fair value, as defined by SFAS No. 157, Fair Value Measurements, of the collateral on the note receivable. SiRF utilized an independent external service provider to assist in its determination of the fair value of the collateral on the note receivable. The fair value of the collateral on the note receivable, specifically the security interest in the intellectual property, was estimated using a discounted cash flow analysis under the relief from royalty method, based on a valuation by the independent external service provider. Management takes full responsibility for SiRF’s valuation report. The discounted cash flow analysis included inputs, such as revenue forecasts based on market and industry research, guideline company indications and royalty rates, as well as an analysis of the intellectual property, including the expected useful lives and, therefore, the note receivable is classified as a Level 3 instrument, as the inputs used in the analysis are unobservable and required significant management judgment. SiRF wrote down its note receivable to the equivalent of the determined fair value of its collateral of $1.7 million, resulting in an impairment charge of $11.8 million. There was no additional impairment recorded during the quarter ended December 27, 2008. The note receivable was outside SiRF’s normal operations, and therefore, SiRF classified the impairment charge as non-operating expense in the current consolidated statement of operations for the year ended December 27, 2008.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 5.	Acquisitions and Divestiture

Acquisitions

Centrality Communications, Inc.

On August 6, 2007, SiRF acquired Centrality Communications, Inc., a developer of navigation processor solutions for portable navigation devices. The acquisition of Centrality was intended to enable SiRF to deliver end-to-end, multifunction location platforms employing system-on-chip, or SoC, technology to location-enable a range of devices and services. The acquisition was further intended to expand SiRF’s engineering capabilities to deliver cost effective products that address the needs of emerging convergence mobile devices in the portable navigation, automotive, and consumer markets. The acquisition also helped SiRF’s customers, operators and content partners to add more value to their offerings and bring their products to market faster, while enhancing the consumer experience. Under the terms of the definitive agreement, SiRF paid an aggregate of $108.2 million in cash and issued 5,992,159 shares of SiRF common stock in exchange for all of the outstanding common stock of Centrality. SiRF also assumed certain equity awards that may be exercised for an aggregate of 2,097,310 shares of SiRF common stock in exchange for Centrality’s outstanding stock options. Any equity award not assumed by SiRF received a cash payment equal to $5.44 per share for an aggregate of $1.7 million in additional purchase consideration. A portion of the purchase consideration amounting to $28.3 million was held in escrow to satisfy indemnification obligations, if any, which might arise. In the fourth quarter of 2008, SiRF received $6.0 million of the funds held in escrow to cover indemnification claims. The escrow period expired in the fourth quarter of 2008, and the remaining consideration, including interest earned from the escrow, was released to former Centrality shareholders. SiRF recorded this amount under “Other Income” in the consolidated statement of operations because it does not relate to SiRF’s normal operations. See Note 22, Other Income (Expense), for further information.

The operating results of Centrality have been included in SiRF’s consolidated financial results since the August 6, 2007 acquisition closing date. The following table summarizes the components of the total purchase price (in thousands):

Cash paid for Centrality common stock and for options not assumed	$109,938
Fair value of common stock issued	115,409
Fair value of stock options exchanged	36,485
Less: Unvested portion of the fair value of stock options	(19,124)
Direct acquisition costs	1,611

Total purchase price	$244,319

In accordance with EITF No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the fair value of common stock issued by SiRF in connection with the acquisition was determined using a per share price of $19.26, which reflects the average of SiRF’s stock price during the three days prior to and including the acquisition close date. Under EITF No. 99-12, the first date on which the number of shares issued and the amount of other consideration becomes fixed without subsequent revision is the measurement date. SiRF determined the measurement date to be the acquisition close date, as an amendment to the definitive agreement was executed on such date, which fixed the number of awards to be issued in connection with the business combination.

In accordance with the terms of the definitive agreement, the conversion value of the options assumed was based on the exercise price of each Centrality option multiplied by a conversion ratio of 0.2542. The conversion ratio was calculated using a per share price of $21.385, which reflects a rolling average of SiRF’s stock price

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prior to the acquisition close date. The fair value of options assumed was estimated using a Black-Scholes option pricing model. The use of this model and method of determining valuation assumptions is in accordance with SFAS 123R. See Note 17, Preferred Stock and Stockholders’ Equity, for discussion of this model and method of determining the valuation assumptions.

The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated based on the estimated fair values of tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition. An allocation of the purchase price was made to major categories of assets and liabilities based on management’s best estimates at the date of acquisition. The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed was allocated to goodwill. As discussed under Note 1 above, SiRF performed a goodwill analysis in accordance with its critical accounting policy and determined that the entire goodwill balance as of June 30, 2008 was impaired. See Note 9, Goodwill and Identified Intangible Assets, for further information.

TrueSpan Incorporated

On March 14, 2006, SiRF acquired TrueSpan Incorporated, a development-stage company specializing in systems communication. The acquisition of TrueSpan was intended to add to SiRF’s systems expertise as it expands its offerings to include complex multifunction and location technology platform solutions. The aggregate purchase consideration for this acquisition was approximately $18.0 million, which included direct transaction costs and cash acquired, and excluded the fair value of assumed unvested TrueSpan stock options, issuance of unvested SiRF restricted stock units and future contingent payments. Such contingent payments were made to certain former TrueSpan employees contingent upon their continued employment with SiRF and did not exceed $3.0 million. These contingent payments resulted in compensation expense amortized on a straight-line basis over the related two-year service period. TrueSpan did not have a developed product, had no customers and was not generating revenue. Accordingly, SiRF concluded the TrueSpan acquisition did not meet the criteria to be accounted for as an acquisition of a “business” under the requirements of SFAS No. 141, Business Combinations, as TrueSpan did not possess the ability to generate outputs (as defined by SFAS No. 141) in order to continue normal operations and generate a revenue stream by providing its products to customers. The negative excess of the fair value of the net assets acquired over purchase consideration was allocated on a proportionate basis to reduce the fair value of non-monetary assets acquired. The total fair value of net assets acquired, as adjusted for the allocation of excess fair value over purchase consideration, consisted of current assets of $1.2 million, property and equipment of $0.2 million, identified amortizable intangible assets of $1.0 million, net deferred tax assets of $3.4 million, less current liabilities assumed of $0.9 million and recognition of $13.3 million of charges for acquired IPR&D.

Divestiture

On November 24, 2008, SiRF entered into a share purchase agreement whereby it sold 85% of its holdings in its Swedish subsidiary, Kisel Microelectronics, A.B., or Kisel, to certain former Kisel employees for an aggregate of $1.0 million in cash and $2.2 million in promissory notes. As Kisel’s operations and cash flows cannot be clearly distinguished operationally or for financial reporting purposes, this sale did not meet the criteria for discontinued operations treatment and, as such, the historical results of Kisel remain included in the results from operations for all presented periods. The net book value of Kisel as of the date of sale was $2.3 million, including approximately $1.1 million in cash. In relation to the sale, SiRF recorded a net gain on divestiture of $0.9 million.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6.	Cash and Cash Equivalents and Investments

The following is a summary of available-for-sale investments as of December 27, 2008 and December 31, 2007:

	December 27, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)
Corporate notes and bonds	$41,938	$11	$(2)	$41,947
United States governement treasury securities	23,991	3	—	23,994
Money market funds	27,029	1	—	27,030

Total	$92,958	$15	$(2)	$92,971

Reported as:
Cash and cash equivalents	$63,014	$9	$(2)	$63,021
Marketable securities	29,944	6	—	29,950

Total	$92,958	$15	$(2)	$92,971

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(In thousands)
Corporate notes and bonds	$70,292	$9	$(6)	$70,295
Government sponsored enterprises	6,992	12	—	7,004
Money market funds	9,910	—	—	9,910

Total	$87,194	$21	$(6)	$87,209

Reported as:
Cash and cash equivalents	$48,768	$—	$(5)	$48,763
Marketable securities	38,426	21	(1)	38,446

Total	$87,194	$21	$(6)	$87,209

The following table shows the fair value of SiRF’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 27, 2008:

	Less than 12 months		12 months or Longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
			(In thousands)
Corporate notes and bonds	$1,996	$(2)	$—	$—	$1,996	$(2)
United States governement treasury	12,000	—	—	—	12,000	—

Total	$13,996	$(2)	$—	$—	$13,996	$(2)

SiRF’s management determined that the gross unrealized losses on its investment securities at December 27, 2008 are temporary in nature. SiRF reviews its investments to identify and evaluate investments that have

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and SiRF’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of SiRF’s fixed income securities are rated investment grade or better. Individual components of gross unrealized gains are considered insignificant.

SiRF had available for sale securities with a fair value of $77.3 million that matured in 2008. SiRF did not have any realized gains or losses in 2008. SiRF uses the specific identification method to determine any realized gains or losses from the sale of its investments classified as available-for-sale.

Net unrealized holding gains and losses on available-for-sale investments are included as a separate component of stockholders’ equity at December 27, 2008 and December 31, 2007.

Note 7.	Inventories

Inventories consist of the following:

	December 27, 2008	December 31, 2007
	(In thousands)
Work-in-process	$6,451	$6,921
Finished goods	9,921	21,041

Total	$16,372	$27,962

Note 8.	Property and Equipment

Property and equipment consist of the following:

	December 27, 2008	December 31, 2007
	(In thousands)
Computer equipment and software	$17,628	$13,119
Test equipment	8,703	8,695
Furniture and fixtures	1,912	1,834
Leasehold improvements	4,423	4,093
Construction-in-progress	1,088	2,315

	33,754	30,056
Accumulated depreciation and amortization	(20,117)	(16,909)

Total	$13,637	$13,147

Depreciation expense was approximately $5.4 million, $5.0 million and $5.3 million in 2008, 2007 and 2006, respectively. During 2008, 2007 and 2006, SiRF wrote-off approximately $1.0 million, $0.6 million and $1.2 million, respectively, of gross property and equipment and $0.9 million, $0.5 million and $1.1 million, respectively, of accumulated depreciation and amortization. These fixed asset write-offs were mostly identified through SiRF’s annual fixed asset physical inventory and were primarily related to disposals of assets with a zero net book value or assets that were not located or deemed to be obsolete.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9.	Goodwill and Identified Intangible Assets

The following table summarizes the activity of SiRF’s goodwill during 2008:

Balance as of December 31, 2007	$215,752
Subtractions—Centrality acquisition	(45)
Subtractions—Goodwill impairment	(215,707)

Balance as of December 27, 2008	$—

Beginning in February 2008, SiRF experienced a significant decline in its stock price, resulting in its market capitalization falling below its net book value. In addition, in the second quarter of 2008, SiRF’s demand outlook rapidly deteriorated due to increased competitive pressure within certain of its markets, as well as macroeconomic uncertainty which translated to a general decline in the demand for devices utilizing its technology. As a result, SiRF significantly reduced its forecasted revenue, gross margin and operating profit. These factors are considered indicators of potential impairment under SiRF’s accounting policy as outlined in Note 1, and as a result, SiRF performed an interim goodwill impairment analysis as of June 30, 2008. The fair value of SiRF was estimated using a combination of quoted market prices adjusted for a control premium and the income or discounted cash flow approach. The income approach requires estimates such as expected revenue, gross margin and operating expenses in order to discount the sum of future cash flows using SiRF’s weighted average cost of capital. SiRF tested the reasonableness of the inputs and outcomes of its discounted cash flow analysis by comparing these items to available market data; management fully accepted and agreed with the valuation report. SiRF utilized an independent external service provider to calculate the fair value of the reporting unit under the first step and to calculate the fair value of its tangible and intangible net assets under step two of the goodwill impairment analysis. Based on the results of the first step of the goodwill analysis, it was determined that SiRF’s net book value exceeded its estimated fair value. As a result, SiRF performed the second step of the impairment test to determine the implied fair value of goodwill. Under step two, the difference between the estimated fair value of SiRF and the sum of the fair value of the identified net assets results in the residual value of goodwill. Specifically, SiRF allocated the estimated fair value of SiRF as determined in the first step of the goodwill analysis to recognized and unrecognized net assets, including allocations to intangible assets, such as developed technology, in-process research and development, brand and trade names. The results of step two of the goodwill analysis indicated that there would be no remaining implied value attributable to goodwill and accordingly, SiRF wrote off the entire goodwill balance and recognized goodwill impairment charges of $215.7 million in the consolidated statement of operations under operating expenses, “Goodwill impairment.” See Note 1, Organization and Summary of Significant Accounting Policies, for additional information.

Identified intangible assets at December 27, 2008 consist of the following:

	Gross (1)	Accumulated Amortization (2)	Net
	(In thousands)
Acquisition-related developed and core technology	$42,498	$(28,733)	$13,765
Acquisition-related customer relationships	8,393	(8,393)	—
Acquisition-related assembled workforce	955	(955)	—
Acquisition-related patents	2,000	(551)	1,449
Acquisition-related trade names	4,100	(1,660)	2,440
Acquisition-related non-compete agreements	4,240	(3,003)	1,237

Total acquisition-related intangible assets	62,186	(43,295)	18,891
Intellectual property assets	5,999	(3,288)	2,711

Total identified intangible assets	$68,185	$(46,583)	21,602

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Amounts in the gross column are net of impairment charges of $12.5 million for acquisition-related developed technology and $30.4 million for acquisition-related customer relationships.

(2)

Amounts in the accumulated amortization column include impairment charges of $1.1 million for acquisition-related developed technology, customer relationships and assembled workforce as well as impairment charges of $0.8 million for intellectual property assets.

Identified intangible assets at December 31, 2007 consist of the following:

	Gross	Accumulated Amortization	Net
	(In thousands)
Acquisition-related developed and core technology	$54,970	$(15,956)	$39,014
Acquisition-related customer relationships	38,800	(4,954)	33,846
Acquisition-related assembled workforce	955	(416)	539
Acquisition-related patents	2,000	(397)	1,603
Acquisition-related trade names	4,100	(488)	3,612
Acquisition-related non-compete agreements	4,240	(883)	3,357

Total acquisition-related intangible assets	105,065	(23,094)	81,971
Intellectual property assets	1,288	(554)	734

Total identified intangible assets	$106,353	$(23,648)	82,705

As mentioned above, beginning in February 2008, SiRF experienced a significant decline in its stock price, resulting in its market capitalization falling below its net book value. In addition, in the second quarter of 2008, SiRF’s demand outlook rapidly deteriorated due to increased competitive pressure within certain of its markets, as well as macroeconomic uncertainty which translated to a general decline in the demand devices utilizing SiRF’s technology. As a result, SiRF significantly reduced its forecasted revenue, gross margin and operating profit. As a result, SiRF performed an impairment analysis for its intangible assets in accordance with SiRF’s policy for reviewing long-lived assets for impairment, as discussed in Note 1, Organization and Summary of Significant Accounting Policies. SiRF utilized an independent external service provider to determine the estimated undiscounted cash flows and to calculate the fair value of the identified intangible assets to measure the impairment loss. The impairment analysis for identified intangible assets indicated that some of the identified intangible assets are not recoverable as the sum of its estimated future undiscounted cash flows were below the asset’s carrying value and accordingly, SiRF estimated the fair value of these identified intangible assets using a discounted cash flow analysis to measure the impairment loss. The discounted cash flow analysis requires estimates such as expected revenue, gross margin and operating expenses, in order to discount the sum of future independent cash flows using discount rates which were determined based on an analysis of each individual identified intangible asset and consideration of the aggregate business of SiRF. SiRF tested the reasonableness of the inputs and outcomes of its discounted cash flow analysis by comparing these items to available market data; management fully accepted and agreed with the valuation report. As a result of this analysis, SiRF wrote-off the difference between the identified intangible assets’ estimated fair value and the carrying values, which resulted in impairment charges on acquisition-related intangibles totaling $42.9 million, of which $12.5 million related to acquisition-related developed and core technology was included as cost of revenue and $30.4 million related to customer relationships was included as operating expenses in the consolidated statement of operations.

Amortization expense of acquisition-related intangible assets was $19.1 million, $12.8 million and $5.2 million in 2008, 2007 and 2006, respectively. Amortization of intellectual property assets of $2.8 million, $0.5 million and $0.6 million in 2008, 2007 and 2006, respectively, was included in research and development expense as these intellectually property assets relate to products currently under development.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition to the impairment charges noted above, in 2008, SiRF recognized a $1.4 million impairment charge as reflected in the consolidated statement of operations under operating expenses, “Restructuring and asset impairment expense.” Of the $1.4 million charge, $1.1 million is related to acquisition-related developed technology, customer relationships and workforce, and $0.3 million is related to intellectual property assets. These impairment charges were directly associated with the restructuring activities that SiRF announced in the fourth quarter of 2008, specifically the discontinuance of further developments in Bluetooth technology and the closure of the Bangalore, India office. See Note 12, Restructuring, for further information. In addition, SiRF also recorded non-cash impairment charges in 2008, 2007 and 2006 of $0.5 million, $0.4 million and $0.3 million, respectively, which are reflected in research and development expense and are related to intellectual property assets that have no future benefit or alternative uses as a result of a reallocation of resources amongst existing research and development projects.

Estimated future amortization expense related to identified intangible assets at December 27, 2008 is as follows:

Amount
(In thousands)
Fiscal Year Ending
2009	$12,882
2010	6,921
2011	814
2012	154
2013	154
Thereafter	677

Total	$21,602

Note 10.	Accrued Payroll and Related Benefits

The following provides a breakout of accrued payroll and benefits:

	December 27, 2008	December 31, 2007
	(In thousands)
Accrued vacation	$2,689	$2,858
Accrued payroll	2,031	303
Accrued bonuses	2,071	5,311
Other accrued payroll and benefits	1,744	4,118

	$8,535	$12,590

Note 11.	Deferred Margin on Shipments to Distributors

Revenue on shipments made to distributors under agreements allowing right of return and price protection is deferred until the distributors sell the merchandise. Deferred revenue under these agreements and deferred cost of sales related to inventories held by distributors are as follows:

	December 27, 2008	December 31, 2007
	(In thousands)
Deferred distributor revenue	$2,905	$4,718
Less: Inventory held at distributors	(1,191)	(1,690)

Deferred margin on shipments to distributors	$1,714	$3,028

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12.	Restructuring

On March 21, 2008, SiRF approved a corporate restructuring plan, or the Plan, in response to continuing economic uncertainties with the intent to improve its operating cost structure. As part of the Plan, SiRF has reduced its workforce through a combination of immediate lay-offs, elimination of non-essential positions and attrition. Also, as part of the Plan, SiRF closed its South San Francisco, California, office on June 1, 2008. In addition, as part of the Plan, SiRF has stopped further product developments in the mobile TV space. On July 24, 2008, SiRF approved an additional restructuring plan that was limited to reductions in force and reprioritizing of certain engineering projects. Most recently, on December 4, 2008, SiRF approved an additional corporate cost reduction and restructuring plan that includes further reductions in force which by mid-2009 will reduce SiRF’s current workforce by 25% when combined with the spin-off of Kisel (see Note 22, Other Income (Expense) for further discussion on the spin-off). The plan also includes the planned closure of its Bangalore, India office, as well as the discontinuance of product development efforts in Bluetooth technology. These combined restructuring activities have resulted in charges related to severance for terminated employees and other exit-related costs arising from contractual and other obligations, including leased facilities and impairment of long-lived assets. Related to these combined restructuring activities, SiRF expects to incur total pre-tax restructuring charges of $4.2 million, of which $2.2 million were cash expenditures. SiRF expects all the recently announced restructuring activities to be substantially completed by the second quarter of fiscal year 2009. The restructuring charges are reported in the consolidated statements of operations under operating expenses, “Restructuring and asset impairment charges.” Restructuring and asset impairment charges were as follows:

Year Ended December 27, 2008
(In thousands)
Employee severance and benefit arrangements	$1,418
Asset impairment charges	1,580
Facility and other charges	326

Total restructuring and asset impairment charges	$3,324

The following table provides a summary of the activities, for the year ended December 27, 2008, related to SiRF’s restructuring activities:

	Employee Severance and Benefits	Asset Impairments	Facility and Other	Total
	(In thousands)
Restructuring balance, December 31, 2007	$—	$—	$—	$—
Charged to costs and expenses	1,418	1,580	326	3,324
Non-cash items	—	(1,580)	(273)	(1,853)
Cash payments	(1,000)	—	(53)	(1,053)

Restructuring balance, December 27, 2008	$418	$—	$—	$418

Note 13.	Segment and Geographical Information

As discussed in Note 1, Organization and Summary of Significant Accounting Policies, SFAS No. 131 establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The standard for determining what information to report is based on available financial information that is regularly reviewed and used by SiRF’s chief operating decision

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maker in evaluating SiRF’s financial performance and resource allocation. SiRF’s chief operating decision-maker is considered to be the CEO. Based on the criteria stated in SFAS No. 131 for determining separately reportable operating segments and the financial information available to and reviewed by the CEO, SiRF has determined that it operates as a single operating and reportable segment.

Geographic Information

The following table summarizes net revenue by geographic region:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Net revenue:
United States	$44,698	$40,374	$37,189
International sales:
Asia-Pacific	145,989	265,925	195,356
Europe	30,542	16,004	7,702
Other	11,223	7,077	7,433

Total net revenue	$232,452	$329,380	$247,680

In 2008, Hungary, China, the United States and Taiwan accounted for 10%, 16%, 19% and 35% of net revenue, respectively. In 2007, the United States, China and Taiwan accounted for 12%, 13% and 54% of net revenue, respectively. In 2006, the United States and Taiwan accounted for 15% and 64% of net revenue, respectively. No other countries accounted for more than 10% of SiRF’s consolidated net revenue in 2008, 2007 and 2006.

SiRF determines geographic location of its revenue based upon the destination of shipment for all original equipment manufacturers and value-added customers, and based upon distributor location for all its distributor customers.

SiRF derives a substantial majority of its net revenue from sales to the automotive, mobile phone and consumer device markets. SiRF believes that over 90% of its net revenue during 2008, 2007 and 2006 was attributable to products which were eventually incorporated into the automotive, mobile phone and consumer device markets.

The following table summarizes long-lived assets by geographic region:

	December 27, 2008	December 31, 2007
	(In thousands)
Long-lived assets:
United States	$11,325	$8,855
International:
India	822	1,589
Sweden	—	1,291
China	1,329	1,172
Other	161	240

Total long-lived assets	$13,637	$13,147

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-lived assets are reported based on the location of the asset and exclude goodwill, intangible assets, equity investments, and deferred taxes, which are not allocated to specific geographic locations as it is impracticable to do so.

Note 14.	Customer Concentration

As of December 27, 2008, three customers accounted for 18%, 14% and 11% of net accounts receivable. As of December 31, 2007, three customers accounted for 21%, 15% and 12% of net accounts receivable. As of December 31, 2006, three customers accounted for 40%, 12% and 11% of SiRF’s net accounts receivable. No other customer accounted for more than 10% of net accounts receivable.

In 2008, two customers accounted for 21% and 16% of net revenue. In 2007, two customers accounted for 32% and 13% of net revenue. In 2006, three customers accounted for 48%, 10% and 10% of net revenue. No other customer accounted for more than 10% of net accounts receivable.

Note 15.	Comprehensive Income (Loss)

The components of comprehensive income (loss), net of tax, are as follows:

	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Net income (loss)	$(398,973)	$(10,397)	$2,400
Other comprehensive income (loss):
Change in unrealized gains on available-for-sale securities	5	37	264
Change in cumulative translation adjustment	122	—	—

Total comprehensive income (loss)	$(398,846)	$(10,360)	$2,664

Note 16.	Short-Term Credit Facility

SiRF maintains a short-term revolving line of credit under which it may borrow up to $5.0 million, including $5.0 million in the form of letters of credit, with an interest rate equal to the prime rate (3.25% as of December 27, 2008) plus 1.25%. The line of credit is set to expire in the first quarter of fiscal 2009. There were no borrowings under the line of credit as of December 27, 2008, December 31, 2007 or December 31, 2006. There were no letters of credit collateralized by the line of credit as of December 27, 2008, December 31, 2007 or December 31, 2006.

Note 17.	Preferred Stock and Stockholders’ Equity

Preferred Stock

In April 2004, SiRF’s board of directors approved an amendment to SiRF’s articles of incorporation to authorize 5,000,000 shares of undesignated preferred stock, for which SiRF’s board of directors is authorized to fix the designation, powers, preferences and rights. As of December 27, 2008, December 31, 2007 and December 31, 2006, there were no shares of preferred stock issued or outstanding.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warrant Arrangements

In connection with certain transactions prior to its initial public offering on April 22, 2004, SiRF issued warrants to third parties for the purchase of convertible preferred stock. In connection with SiRF’s initial public offering on April 22, 2004, the warrants discussed in the following paragraphs to purchase preferred stock were automatically converted to purchase shares of common stock.

In March 2003, in connection with the Enuvis acquisition, SiRF issued fully vested warrants to purchase 127,582 shares of Series H preferred stock at $1.63 per share to former employees and non-employees of Enuvis. These warrants expire in 2013. The estimated fair value of the warrants was determined at the date of grant using the following assumptions: risk free interest rate of 3.9%, volatility of 70%, contractual life of ten years, and dividend yield of zero. The fair value of the warrants was $752,202 and was included in the Enuvis purchase price consideration. As of December 27, 2008, warrants to purchase 22,240 shares of common stock remained outstanding.

In September 2000, in connection with a settlement agreement, SiRF granted a warrant to purchase 212,796 shares of Series F preferred stock at an exercise price of $10.00 per share. The warrant to purchase 212,796 shares of preferred stock was adjusted based on an anti-dilution clause in the agreement, which reduced the exercise price to $6.50. In connection with the events of dilution in 2001, 2002, and 2003, following SiRF’s initial public offering, this warrant was converted into a warrant to purchase 221,893 shares of common stock at an effective exercise price of $6.23 per share. This warrant expires in April 2009. The estimated fair value of this warrant was approximately $1.4 million, determined at the date of grant using the following assumptions: risk free interest rate of 6.1%, volatility of 60%, contractual life of five years, and dividend yield of zero. The fair value of the warrant was recorded as a litigation expense in 2000 and 1999. As of December 27, 2008, this Series F preferred stock warrant remained outstanding.

Stock Option and Employee Stock Purchase Plans

1995 Stock Plan

In March 1995, SiRF adopted the 1995 Stock Plan, or the 1995 Plan, to provide incentive and non-statutory stock options to purchase shares of common stock to employees and independent contractors. Under the 1995 Plan, the exercise price for incentive stock options is at least 100% of the stock’s fair market value on the date of grant for employees owning 10% or less of the voting power of all classes of stock, and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For non-statutory stock options, the exercise price is at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and no less than 85% for employees owning 10% or less of the voting power of all classes of stock. The 1995 Plan was terminated upon the completion of SiRF’s initial public offering in April 2004 and the remaining 19,558 stock options not granted under the 1995 Plan were cancelled. No shares of SiRF’s common stock remain available for issuance under the 1995 Plan other than for satisfying exercises of stock options granted under this plan prior to its termination. As of December 27, 2008, no shares of common stock have been reserved for issuance under the 1995 Plan and options to purchase a total of 1,620,947 shares of common stock were outstanding.

Options generally vest over a period of four years, generally become exercisable beginning six months from the date of employment or grant and expire ten years from the date of grant. Unvested common stock issued to employees, directors and consultants under stock purchase agreements is subject to repurchase at SiRF’s option upon termination of employment or services at the original purchase price. This right to repurchase expires ratably over the vesting period.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2004 Stock Incentive Plan

In March 2004, SiRF adopted the 2004 Stock Incentive Plan, or the 2004 Plan. Under the 2004 Plan, 5,000,000 shares of common stock were reserved for issuance upon the completion of SiRF’s initial public offering on April 22, 2004. On January 1 of each year, starting in 2005, the aggregate number of shares reserved for issuance under the 2004 Plan increase automatically by the lesser of (i) 5,000,000 shares, (ii) 5% of the total number of shares of common stock outstanding on the last day of the immediately preceding year, or (iii) a number of shares determined by the Board of Directors. Forfeited options or awards generally become available for future awards. Under the 2004 Plan, the exercise price for incentive stock options is at least 100% of the stock’s fair market value on the date of grant for employees owning 10% or less of the voting power of all classes of stock, and generally not available to employees owning more than 10% of the voting power of all classes of common stock. For non-statutory stock options, the exercise price is no less than 85% of the stock’s fair market value on the date of grant.

Under the 2004 Plan, options generally expire between six and ten years after the date of grant. However, the term of the options may be limited to five years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods for options and restricted stock units are determined by SiRF’s board of directors and generally provide for shares to vest over a two to four year period. As of December 27, 2008, 4,707,123 options to purchase common stock and 2,979,172 unvested restricted stock units granted were outstanding and 6,354,618 options were available for issuance under the 2004 Plan.

2004 Employee Stock Purchase Plan

In March 2004, SiRF adopted the Purchase Plan. Under the Purchase Plan, 1,000,000 shares were reserved for issuance upon SiRF’s completion of its initial public offering. On January 1 of each year, starting in 2005, the number of shares reserved for issuance automatically increases by the lesser of (i) 750,000 shares, (ii) 1.5% of issued and outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) a number of shares determined by the Board of Directors. Eligible employees are allowed to have salary withholdings of up to 15% of cash compensation to purchase shares of common stock at a price equal to 85% of the lower of the fair market value of the stock on the first trading day of the offering period or the fair market value on the purchase date. There were 432,078 shares of common stock issued under the Purchase Plan during 2008 and 1,206,676 shares were available for issuance under the Purchase Plan. As of December 27, 2008, there was $2.7 million of total unrecognized compensation cost related to the Purchase Plan rights that is expected to be recognized over the remaining accumulation periods comprising the offering periods.

TrueSpan 2004 Stock Incentive Plan

In March 2006, in connection with the acquisition of TrueSpan, SiRF assumed the existing TrueSpan 2004 Stock Incentive Plan, or the TrueSpan Plan. All unvested options granted under the TrueSpan Plan were assumed by SiRF as part of the acquisition. All contractual terms of the assumed options remain the same, except for the converted number of shares and exercise price based on an exchange ratio determined as part of the acquisition agreement. As of December 27, 2008, no additional options can be granted under the TrueSpan Plan and options to purchase a total of 5,362 shares of common stock were outstanding.

Centrality 1999 Stock Plan

In August 2007, in connection with the acquisition of Centrality, SiRF assumed the existing Centrality 1999 Stock Plan, or the Centrality Plan. All unvested options granted under the Centrality Plan were assumed by SiRF as part of the acquisition. All contractual terms of the assumed options remain the same, except for the converted

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

number of shares and exercise price based on an exchange ratio determined as part of the acquisition agreement. As of December 27, 2008, no additional options can be granted under the Centrality Plan and options to purchase a total of 1,016,594 shares of common stock were outstanding.

Outstanding Stock Options and Restricted Stock Units

A summary of the stock option activity under the 1995 Plan, the 2004 Plan, the TrueSpan Plan and the Centrality Plan is as follows:

	Year Ended
	December 27, 2008		December 31, 2007		December 31, 2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	9,773,393	$14.77	8,404,868	$14.74	8,363,447	$8.12
Granted and assumed in connection with acquisitions	751,695	$5.41	3,897,509	$12.01	2,353,816	$31.31
Exercised	(1,352,981)	$3.63	(1,906,198)	$5.69	(1,899,551)	$5.67
Forfeited/Expired	(1,822,081)	$20.14	(622,786)	$24.94	(412,844)	$16.84

Options outstanding, end of year	7,350,026	$14.53	9,773,393	$14.77	8,404,868	$14.74
Options exercisable, end of year	5,204,360	$14.25	5,396,375	$10.56	4,280,480	$6.64
Options vested and expected to vest at December 27, 2008	7,105,616	$14.53

The following table summarizes information about options granted and outstanding under the 1995 Plan, 2004 Plan, the TrueSpan Plan and the Centrality Plan at December 27, 2008:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$ 0.39 – $ 2.48	1,395,658	4.90	$1.86	$(740)	991,114	$1.74	$(406)
$ 3.20 – $ 5.62	1,419,584	5.43	$4.23	(4,117)	966,894	$3.97	(2,553)
$ 5.67 – $12.51	1,315,539	5.62	$11.05	(12,787)	1,202,238	$11.45	(12,167)
$13.07 – $24.35	1,293,648	5.77	$18.82	(22,626)	753,249	$18.16	(12,677)
$24.45 – $33.98	1,612,535	4.75	$29.79	(45,893)	1,043,543	$30.89	(30,847)
$35.18 – $36.79	313,062	7.05	$35.86	(10,810)	247,322	$35.92	(8,555)

$ 0.39 – $36.79	7,350,026	5.34	$14.52	$(96,973)	5,204,360	$14.24	$(67,205)

The aggregate intrinsic value in the table above is based on SiRF’s closing stock price of $1.33 as of December 27, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. The weighted average remaining contractual term of options exercisable at December 27, 2008 was approximately 5.13 years.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 27, 2008, there was approximately $21.2 million of total unrecognized compensation cost related to unvested stock options granted and outstanding with a weighted average remaining vesting period of 1.8 years. Net cash proceeds from the exercise of stock options were approximately $4.9 million, $10.8 million and $10.8 million for 2008, 2007, and 2006, respectively. The total intrinsic value of options exercised during fiscal 2008 was approximately $4.7 million.

A summary of restricted stock unit activity during the year ended December 27, 2008 is presented below:

Unvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Unvested, beginning of year	1,834,053	$25.05
Granted	2,482,895	$5.54
Vested	(474,699)	$27.53
Forfeited	(863,077)	$16.03

Unvested, end of year	2,979,172	$11.01

The fair value of SiRF’s restricted stock units is calculated based upon the fair market value of its stock at the date of grant. As of December 27, 2008, there was $18.0 million of total unrecognized compensation cost related to unvested restricted stock units granted, which is expected to be recognized over a weighted average period 1.3 years. During 2008, the total fair value of restricted stock units that vested during the year was $13.1 million. The total fair value of restricted stock units that vested during the 2007 and 2006 was $6.5 million and $1.1 million, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense related to stock options, restricted stock units, and employee purchases for 2008, 2007 and 2006 was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Stock-based compensation expense by type of award:
Employee stock options	$19,084	$20,130	$14,262
Employee purchase plan rights	3,776	3,617	1,708
Restricted stock units and performance share awards	16,433	14,543	10,592
Stock-based compensation capitalized as inventory	(928)	(631)	(329)

Total employee stock-based compensation expense	38,365	37,659	26,233
Tax effect on stock-based compensation	—	(10,221)	(6,620)

Net effect on net income (loss)	$38,365	$27,438	$19,613

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123R requires a classification change in the statement of cash flows. As a result, tax benefits relating to excess stock-based compensation deductions, which had been included in operating cash flow activities, are now presented as financing cash flow activities as summarized below:

	Year Ended
	December 27, 2008	December 31, 2007
	(In thousands)
Tax effect on:
Cash flows from operating activities	$(576)	$(7,692)
Cash flows from financing activities	$576	$7,692

The fair value of SiRF’s stock options and the Purchase Plan rights was estimated using a Black-Scholes option pricing model. This model requires the input of highly subjective assumptions, along with certain policy elections in adopting and implementing SFAS No. 123R, including the options’ expected life and the price volatility of SiRF’s underlying stock. Actual volatility, expected lives, interest rates and forfeitures may be different than SiRF’s assumptions, which would result in an actual value of the options being different than estimated. The fair value of stock-based awards is amortized over the requisite service period of the award using the straight-line attribution method for awards granted after the adoption of SFAS No. 123R, and SiRF continues to use the multiple option valuation approach for awards granted prior to the adoption of SFAS No. 123R.

Expected Term: SiRF’s expected term represents the period that SiRF’s stock options are expected to be outstanding. Beginning in the fourth quarter of 2007, the expected term for option grants and for options assumed in connection with acquisitions is estimated based on a consideration of, among other things, historical exercise patterns, the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. Prior to this, SiRF elected to use the simplified method based on the accounting guidance provided within SAB No. 107, as modified by SAB No. 110, which assumed that all options would be exercised midway between the vesting date and the contractual term of the option.

Expected Volatility: SiRF utilized its own historical volatility in valuing its stock option grants and purchase rights under the Purchase Plan.

Expected Dividend: SiRF has not issued any dividends, nor does it expect to issue dividends; therefore, a dividend yield of zero was used.

Risk-Free Interest Rate: SiRF based the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield currently available on United States Treasury zero-coupon issues with an equivalent expected term.

Estimated Pre-vesting Forfeitures: SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. SiRF has considered historical termination behavior, as well as retention-related factors in its forfeiture estimation process. There is an inverse relationship between the forfeiture rate and the impact on stock-based compensation expense. Therefore, if the estimated forfeiture rate decreased, the amount of stock-based compensation expense will increase. SiRF based its forfeiture estimates on assumptions believed to be reasonable, but which are inherently uncertain. Should actual forfeitures differ significantly from current estimates, the stock-based compensation expense will be impacted.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of stock options, including options assumed in connection with acquisitions, and new purchase rights under the Purchase Plan were estimated with the following weighted-average assumptions:

	Stock Options			Purchase Plan
	December 27, 2008	Year Ended December 31, 2007	December 31, 2006	December 27, 2008	Year Ended December 31, 2007	December 31, 2006
Risk-free interest rate	2.7%	4.5%	4.9%	1.9%	4.7%	5.0%
Average expected term (in years)	3.8	3.7	4.9	1.5	1.3	1.3
Volatility	75%	56%	51%	98%	58%	59%
Dividend yield	—	—	—	—	—	—

The weighted average fair value of options granted with an exercise price equal to the fair value of common stock utilizing the Black-Scholes option pricing model during 2008, 2007 and 2006 was $3.01, $13.67 and $15.49, respectively. No options were granted in 2008, 2007 or 2006 with exercise prices below the deemed fair value of common stock (i.e., stock price on the date of grant). For options assumed in connection with acquisitions, the fair value of the option is estimated at the date of acquisition.

The estimated fair value of purchase rights under the Purchase Plan is amortized over the individual accumulation periods comprising the offering period. The weighted average fair value of new Purchase Plan purchase rights issued during 2008 was $4.46 during the second quarter of 2008 and $1.33 during the fourth quarter of 2008. During the second and fourth quarter of 2008, certain offerings within the Purchase Plan were modified due to the Purchase Plan’s reset feature. As a result, SiRF recorded $2.6 million of incremental stock-based compensation expense that will be recognized over the remaining accumulation periods of these offerings related to the reset. The weighted average fair value of new Purchase Plan purchase rights issued during 2007 was $9.72 during the second quarter of 2007 and $11.31 during the fourth quarter of 2007. During the second quarter of 2007, certain offerings within the Purchase Plan were also modified due to the Purchase Plan’s reset feature which resulted in approximately $3.4 million of incremental stock-based compensation expense that will be recognized over the remaining accumulation periods. The weighted average fair value of new Purchase Plan purchase rights issued during 2006 was $14.35 during the second quarter of 2006 and $11.34 during the fourth quarter of 2006.

Tax Elections upon Adoption of SFAS No. 123R

Under SFAS No. 123R, some exercises result in tax deductions in excess of previously recorded benefits based on the option value at the time of grant, or windfalls. SiRF recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders’ equity only when realized. Accordingly, deferred tax assets are not recognized for net operating loss carryforwards resulting from windfall tax benefits occurring from January 1, 2006 onward. Also, SiRF has elected to ignore the indirect tax effects of stock-based compensation deductions in computing its research and development tax credits and is recognizing the full effect of these deductions in the income statement in the period in which the taxable event occurs.

Options and Restricted Stock Units Granted to Non-employees

SiRF has granted options to non-employees for consulting services performed. SiRF accounts for equity instruments issued to non-employees in accordance with SFAS No. 123R and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under EITF No. 96-18 and SFAS No. 123R, compensation expense for non-employee stock

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options is calculated using the Black-Scholes option pricing model and is recorded as the shares underlying the options are earned. The unvested shares underlying the options are subject to periodic revaluation over the remaining vesting period, as these options have similar characteristics to SiRF’s employee options. SiRF recognizes the compensation expense for non-employee options and awards on an accelerated basis in accordance with FIN No. 28. The initial vesting period for these options ranged from immediate vesting to vesting over four years and the option exercise period ranges from six to ten years after the date of grant.

SiRF recorded immaterial stock-based compensation expense in connection with options and restricted stock unit grants to non-employees in 2008. SiRF recorded stock compensation expense of $0.2 million and $0.7 million in 2007 and 2006, respectively, in connection with options and restricted stock units granted to non-employees. The fair value of stock options issued to non-employees was calculated using a weighted average risk-free interest rate of 4.5% and 4.8% in 2007 and 2006, respectively, weighted average expected volatility of 57% and 53% in 2007 and 2006, respectively, and the weighted average expected term of the options 1.3 years and 5.6 years in 2007 and 2006, respectively. SiRF did not grant any options or restricted stock units to non-employees in 2008 and 2007. In 2006, SiRF granted options to purchase 5,000 shares of common stock to non-employees at an exercise price of $33.98 per share and assumed 257 consultant options in conjunction with the TrueSpan acquisition at exercise prices of $3.76 per share. Also in 2006, SiRF granted 4,000 restricted stock units to non-employees at a fair value of $35.46 per share.

Common Shares Reserved for Issuance

At December 27, 2008, SiRF had reserved shares of common stock for issuance as follows:

Exercise of outstanding stock options	7,350,026
Vesting of outstanding restricted stock units	2,979,172
Employee stock purchase plan	1,206,676
Shares of common stock available for grant	6,354,618
Warrants to purchase common stock	244,133

Total	18,134,625

Common Stock Subject to Repurchase

During 2005, shares of common stock subject to a repurchase right were issued in connection with the Kisel acquisition and were contingent upon the continued employment of the recipients. As of December 27, 2008, SiRF had released the remaining contingent shares of common stock outstanding related to this acquisition.

Performance Share Award

SiRF entered into Performance Share Award Agreements with certain executives in 2007. These awards provided the executives the opportunity to earn shares of SiRF common stock, the number of shares which were to be pursuant to, and subject to the attainment of performance goals. The performance goals were determined based on SiRF’s cumulative revenue growth and cumulative operating income margin over a two year period. The target number of shares to be earned ranges from 10,000 to 50,000 shares, depending on the extent to which the performance goals were met. SiRF would have withheld shares of common stock that otherwise would have been issued to the executives when the award was settled to satisfy the tax withholding obligation, but not in excess of the amount of shares necessary to satisfy the minimum withholding amount. During 2008, the performance awards granted to certain former executives were forfeited with their resignations from SiRF.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following completion of the audited financial statements for the period of January 1, 2007 through December 31, 2007 and for the period of January 1, 2008 through December 27, 2008, it was determined that the performance goals were not met and that no shares would be issued as a result of these performance awards to any current executives.

Note 18.	Income Taxes

The components of net income (loss) before provision for (benefit from) income taxes consisted of the following:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
United States	$(300,469)	$(10,391)	$14,042
Foreign	(59,588)	4,654	(2,673)

Net income (loss) before provision for (benefit from) income taxes	$(360,057)	$(5,737)	$11,369

The provision for income taxes consisted of the following:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Current:
Federal	$(116)	$5,858	$8,021
State	(62)	113	391
Foreign	786	1,414	243

Total	608	7,385	8,655
Deferred:
Federal	27,839	(2,196)	1,427
State	10,565	(529)	(1,113)
Foreign	(95)	—	—

Total	38,309	(2,725)	314

Provision for (benefit from) income taxes	$38,917	$4,660	$8,969

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of SiRF’s deferred tax assets are as follows:

	Year Ended
	December 27, 2008	December 31, 2007
	(In thousands)
Deferred tax assets:
Net operating loss carryforward	$26,773	$20,626
Research and development credits	23,069	19,436
Capitalized research and development	140	261
Non-qualified and restricted stock expense	16,070	13,951
Other, net	11,995	9,315

Total deferred tax assets	78,047	63,589
Deferred tax liabilities:
Purchased intangibles	—	(22,780)

	78,047	40,809
Valuation allowance	(75,353)	—

Net deferred tax assets	$2,694	$40,809

SiRF periodically evaluates the recoverability of the deferred tax assets and recognizes the tax benefit only as reassessment demonstrates that they are realizable. During the year ended December 27, 2008, SiRF provided a valuation allowance against most of its deferred tax assets because it could not conclude that the deferred tax assets were more likely than not to be realized in the foreseeable future.

SiRF calculates its current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed. Adjustments for differences between tax provisions and tax returns are recorded when identified, which is generally in the third or fourth quarter of the subsequent year.

As of December 27, 2008, SiRF had federal and state net operating loss carryforwards of approximately $66.4 million and $77.4 million, respectively. Out of $66.4 million, $2.5 million will be recognized in additional paid-in capital when realized. Out of $77.4 million, $0.9 million will be recognized in additional paid-in capital when realized. The Company also had federal research and development tax credits of approximately $13.5 million and California research and development credits of approximately $14.6 million. The federal and state net operating loss and credit carryforwards expire at various dates in the years 2010 through 2028, if not utilized. As of December 27, 2008, SiRF had other tax credits of approximately $2.1 million which will expire beginning in 2014 if not utilized.

SiRF has performed an analysis of its net operating loss carryforwards and credit carryforwards pursuant to Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code. Due in part to equity financings and losses of acquired entities, SiRF experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, the use of the net operating loss carryforwards and credit carryforwards is partially limited by the annual limitations described in Sections 382 and 383 of the Code. To the extent that any single-year loss or credit is not utilized to the full amount of such limitations, such unused loss or credit is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. If such

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

annual limitations pursuant to Sections 382 and 383 of the Code result in the expiration of net operating loss carryforwards and/or credit carryforwards before utilization, then those amounts have been excluded from the total deferred tax assets.

The provision for (benefit from) income taxes differs from the expected tax expense (benefit) computed by applying the statutory federal income tax rates to income before taxes as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Federal tax at statutory rate	$(126,020)	$(2,008)	$3,979
State taxes, net of federal benefit	(62)	(416)	(722)
Non-deductible expenses	62	70	40
Impact of stock-based compensation	5,122	3,888	3,512
Research and development credit	(1,083)	(1,722)	(3,495)
Non-deductible acquired in process research and development expense	—	4,865	4,326
Foreign tax rate differential	23,371	343	1,064
(Benefit) detriment from recording net deferred tax assets	—	—	215
Goodwill impairment	65,155	—	—
Change in valuation allowance	70,330	—	—
Other	2,042	(360)	50

Total provision for income taxes	$38,917	$4,660	$8,969

The 2008 provision for income taxes differed from the statutory federal tax rate of 35% as a result of the change of valuation allowance, non-deductible goodwill impairment expense and foreign operating losses which are not benefited for U.S. tax purposes, partially offset by foreign income taxed at rates where SiRF has lower statutory rates as compared to the U.S.

Foreign pre-tax loss was $59.6 million and $2.7 million in 2008 and 2006, respectively. Foreign pre-tax income was $4.7 million in 2007. The cumulative unremitted foreign earnings at December 27, 2008 that are considered to be permanently invested outside the United States, and on which no U.S. taxes have been provided, are approximately $4.0 million. The determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. If these earnings were remitted to the U.S., they would be subject to domestic and/or foreign taxes.

Consistent with the proportion of earnings outside of the U.S., SiRF has negotiated tax holidays on certain foreign earnings which terminate in 2009, 2010 and 2017. The tax holidays are conditional upon SiRF meeting certain employment and investment thresholds. The impact of the tax holiday decreased income taxes by approximately $0.2 million in 2008 as compared to $1.2 million in 2007. There was no impact on diluted net income per share in 2008 from the benefit of the tax holiday. The benefit of the tax holiday on diluted net income per share was approximately $0.02 in 2007.

SiRF adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN, No. 48, on January 1, 2007. As a result of the implementation of FIN No. 48, SiRF recognized an increase of approximately $0.1 million in “long-term income taxes payable” for unrecognized tax benefits related to tax positions taken in prior periods, which resulted in an increase of $0.1 million in accumulated deficit.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SiRF’s total amount of unrecognized tax benefits as of December 27, 2008 was $13.2 million, of which $0.2 million, if recognized, would affect its effective tax rate. Separately, SiRF has recognized a net amount of $3.0 million in “long-term income taxes payable” for unrecognized tax benefits in its consolidated balance sheet. As of December 31, 2007, SiRF’s total amount of unrecognized tax benefits was $9.3 million, of which $5.5 million, if recognized, would affect its effective tax rate.

Upon adoption of FIN No. 48, SiRF’s historical policy of including interest and penalties related to unrecognized tax benefits within SiRF’s “provision for (benefit from) income taxes,” remained unchanged. As of December 27, 2008, SiRF had $0.1 million accrued for payment of interest and penalties related to unrecognized tax benefits. SiRF derecognized $0.3 million of interest and penalties related to unrecognized tax benefits in its provision for income taxes for the year ended December 27, 2008. As of December 31, 2007, SiRF had $0.4 million accrued for payment of interest and penalties related to unrecognized tax benefits ($0.2 million as of the adoption date of FIN No. 48). SiRF recognized $0.2 million of interest and penalties related to unrecognized tax benefits in its provision for income taxes for the year ended December 31, 2007.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended
	December 27, 2008	December 31, 2007
Gross unrecognized tax benefits as of the beginning of the year	$9,297	$5,625
Increase in prior year tax positions	598	—
Decrease in prior year tax positions	(131)	(387)
Increase in current year tax positions	3,471	4,059

Gross unrecognized tax benefits as of end of year	$13,235	$9,297

As of December 27, 2008, SiRF does not expect a material change to the total amount of unrecognized tax benefits over the next twelve months.

SiRF files income tax returns in the U.S. federal jurisdiction, various states and foreign jurisdictions. The tax years 1995 to 2008 remain subject to examination by federal and state tax authorities. Generally, years beginning after 2006 are open to examination by tax authorities in major foreign jurisdictions.

Note 19.	Employee Benefit Plan

SiRF has a 401(k) profit-sharing plan covering substantially all employees. The plan is a Group Annuity Contract in accordance with Section 401 of the Code. SiRF made no contributions to the plan in any period.

Note 20.	Related Party Transactions

Certain customers and/or suppliers of SiRF, who are also common stockholders and/or have a common board member, are considered as related parties. SiRF entered into an agreement with Skyworks Solutions, Inc., or Skyworks, to manufacture certain of its chip set products. One of SiRF’s board members, Moiz Beguwala, is also a board member of Skyworks. SiRF had no purchases from Skyworks during 2008. During 2007 and 2006, SiRF purchased an insignificant amount and $0.2 million, respectively, of product from Skyworks. As of December 27, 2008 and December 31, 2007, SiRF did not have any trade payables to Skyworks and did not have any non-cancelable purchase orders with Skyworks.

As discussed above in Note 5, Acquisitions and Divestiture, during the first quarter of 2006, SiRF acquired TrueSpan, a development-stage company specializing in systems communication. One of SiRF’s board members,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Diosdado P. Banatao, is a founder of Tallwood Venture Capital, or Tallwood, a venture capital firm focusing on semiconductors and semiconductor related technologies. Tallwood was an investor in TrueSpan and owned 4.0 million shares of preferred stock at the time of acquisition. Diosdado P. Banatao recused himself from SiRF’s decision to acquire TrueSpan. There was no preferential treatment given to Tallwood as part of this acquisition, the preferred stock owned by Tallwood was purchased at the same payout rate as other holders of preferred stock.

As discussed above in Note 5, Acquisitions and Divestiture, SiRF sold 85% of its holdings in Kisel. Subsequent to the sale, Kisel provided certain engineering services to SiRF, which were immaterial as of December 27, 2008.

Note 21.	Commitments and Contingencies

SiRF may be subject to claims, legal actions and complaints, including patent infringement, arising in the normal course of business. The likelihood and ultimate outcome of such an occurrence is not presently determinable; however, there can be no assurance that SiRF will not become involved in protracted litigation regarding alleged infringement of third party intellectual property rights or litigation to assert and protect SiRF Technology, Inc.’s patents or other intellectual property rights. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of SiRFs resources that could materially and adversely affect its business and operating results.

From time to time, SiRF enters into types of contracts that contingently require it to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which SiRF may be required to indemnify property owners for environmental and other liabilities, and other claims arising from use of the applicable premises; (ii) agreements with SiRF’s officers, directors and employees, under which SiRF may be required to indemnify such persons from liabilities arising out of their employment relationship; and (iii) agreements with customers to purchase chip sets and to license SiRF’s IP core technology or embedded software, under which SiRF may indemnify customers for intellectual property infringement claims, product liability claims or recall campaign claims related specifically to SiRF’s products. As for indemnifications related to intellectual property, these guarantees generally require SiRF to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims alleged against SiRF’s products. Indemnifications related to product liability claims generally require SiRF to compensate the other party for damages stemming from use of SiRF’s products. Indemnifications related to recall campaigns generally require SiRF to compensate the other party for costs related to the repair or replacement of defective products. The nature of the intellectual property indemnification, the product liability indemnification, and the recall campaign indemnification prevents SiRF from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers in the event it is required to meet its contractual obligations. Historically, SiRF has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. SiRF can provide no assurance as to the impact of the litigation on its customers and it may be subject to indemnification claims in the future. To date, SiRF has not received any claims for indemnification with respect to the ITC Final Determination (as defined below). However, SiRF has covered the litigation expenses related to the ITC investigation.

On December 15, 2006, SiRF’s subsidiary, SiRF Technology, Inc., filed a patent infringement complaint against Global Locate, Inc. and its United States distributor, SBCG, Inc. d/b/a Innovation Sales Southern California, in the United States District Court for the Central District of California. The complaint alleges infringement by Global Locate and SBCG of four patents assigned to SiRF Technology, Inc. and seeks both monetary damages and an injunction to prevent further infringement. On January 8, 2007, Global Locate answered the aforementioned complaint and filed counterclaims alleging infringement by SiRF Technology, Inc. of four patents and seeking monetary damages and an injunction to prevent further alleged infringement. On

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

January 30, 2007, Global Locate filed an amended answer with additional counterclaims alleging violations by SiRF Technology, Inc. of the Sherman Antitrust Act and of the California Business and Professions Code. On October 3, 2007, the District Court stayed both parties’ claims and counterclaims in their entirety pending resolution of the two ITC investigations described below.

Furthermore, on February 8, 2007, SiRF Technology, Inc. filed a complaint under Section 337 of the Tariff Act of 1930, as amended, in the ITC, requesting that the ITC commence an investigation into the unlawful sale for importation into the United States, importation into the United States, and/or sale within the United States after importation, of certain GPS chips or chip sets, associated software, and systems made for or by or sold by or for Global Locate, and products containing the same. As a result, on March 8, 2007, the ITC instituted an action entitled “In the Matter of Certain GPS Chips, Associated Software and Systems, and Products Containing Same,” ITC Investigation No. 337-TA-596. During the third quarter of 2007, Global Locate was acquired by Broadcom Corporation. Broadcom subsequently was added as an additional respondent to the investigation. A hearing was held from March 13, 2008 through March 19, 2008, and the Administrative Law Judge’s, or ALJ’s, Final Initial and Recommended Determination, or ID, was filed June 13, 2008. The ID upheld the validity of SiRF’s U.S. patent No. 6,304,216, but found Broadcom did not infringe the patent. The ID further found SiRF’s U.S. patent No. 7,043,363 invalid and not infringed. On June 27, 2008, the parties submitted to the ITC Petitions for Review of the ID. On August 14, 2008, a Notice of Commission Decision Not to Review a Final Determination Finding No Violation of Section 337 was issued, whereby the ITC determined not to review the ID. On October 13, 2008, SiRF Technology, Inc. filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit, appealing the ITC’s decision and all underlying orders, rulings, and findings, including the ID.

Also, on April 2, 2007, Global Locate filed a complaint under Section 337, requesting that the ITC commence an investigation, or the Investigation, of certain GPS devices and products made for, by, or sold by or for SiRF Technology, Inc. and the customers named in the investigation, E-TEN Information Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Tharos Science & Applications, Inc., or the Named Respondents. As a result, on April 30, 2007, the ITC instituted an action titled “In the Matter of Certain GPS Devices and Products Containing Same,” ITC Investigation No. 337-TA-602. Upon its acquisition of Global Locate, Broadcom was subsequently added as an additional complainant to the Investigation. The ITC hearing commenced on April 28, 2008 and ended on May 13, 2008.

On August 8, 2008, the ALJ issued a Notice regarding the Initial Determination in this matter. This Notice contained conclusions of law that all six of the asserted Broadcom patents (1) had an existing domestic industry, (2) were valid, and (3) were infringed by certain of SiRF Technology, Inc.’s products. On August 22, 2008, the ALJ issued a Recommended Determination on Remedy and Bonding in this matter, which recommended to the ITC that, if a violation of Section 337 has occurred (1) those of SiRF Technology, Inc.’s products that are accused products in the Investigation, if found to infringe a patent at issue in the Investigation, should be excluded from the United States, (2) an exclusion order should be issued prohibiting the importation into the United States of products containing any of such SiRF Technology, Inc.’s products (i.e., “downstream” products) that may be found to infringe, and (3) a Cease and Desist Orders should be issued prohibiting SiRF Technology, Inc. and the domestic Named Respondents from importing or selling in the United States those of SiRF Technology, Inc.’s products that may be found to infringe any asserted patent. On August 25, 2008, SiRF Technology, Inc. filed a Petition to Review the Initial Determination with the ITC. In addition to SiRF Technology Inc.’s Petition, the ITC’s Office of Unfair Import Investigations also independently filed a Petition for Review of the Initial Determination.

On October 9, 2008, the ITC issued a Notice indicating that it had determined to review in part the Initial Determination. Specifically, the ITC determined to review (1) the ALJ’s finding that Global Locate has standing

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to assert U.S. Patent No. 6,606,346, a patent that was asserted by Global Locate against a low-volume SiRF Technology, Inc. hardware product that does not impact SiRFStarII, SiRFStarIII or SoC portfolio; (2) the ALJ’s finding that SiRF Technology, Inc. directly infringes claim 1 of U.S. Patent No. 6,704,651 (asserted against certain SiRF Technology, Inc. software) through its commercial activities; and (3) the ALJ’s finding that SiRF Technology, Inc. directly infringes claim 1 of U.S. Patent No. 6,651,000 (also asserted against certain SiRF Technology, Inc. software) through its commercial activities. Since the date of the initial determination and before the final determination, SiRF Technology, Inc. released new versions of its software. The ITC determined not to review the remaining issues presented by SiRF Technology, Inc. and by the Office of Unfair Import Investigations in their respective Petitions for Review, including issues related to the ALJ’s finding of infringement of U.S. Patent Nos. 6,417,801, 6,937,187, and 7,158,080 (each of which was also asserted against certain SiRF Technology, Inc. software); the ALJ had found that each of those patents was infringed by SiRF Technology, Inc.’s commercial activities. With respect to the scope of remedy, the United States Court of Appeals for the Federal Circuit on October 14, 2008 in Kyocera Wireless Corp. v. ITC held that the ITC has no statutory authority to issue a Limited Exclusion Order against downstream products of parties who are not named as respondents in an ITC case. The vast majority of SiRF Technology, Inc.’s customers were not named as respondents in Broadcom’s ITC case against SiRF Technology, Inc. In view of Kyocera Wireless Corp. v. ITC, and because the ALJ had not yet issued a public version of the Recommended Determination on Remedy and Bonding, on October 21, 2008, the ITC extended the deadline for submissions on remedy, the public interest, and bonding until October 27, 2008 and extended the target date of the Investigation by 30 days, until January 8, 2009.

The ITC issued its Final Determination on January 15, 2009. The ITC modified certain of the ALJ’s findings, but determined on the basis of its modified findings that Global Locate has standing to assert U.S. Patent No. 6,606,346 and that SiRF Technology, Inc. directly infringes U.S. Patent No. 6,704,651 and U.S. Patent No. 6,651,000 through its commercial activities. The ITC issued a Limited Exclusion Order against the Named Respondents. The ITC also issued Cease and Desist Orders against SiRF Technology, Inc. and the domestic Named Respondents. In light of Kyocera Wireless, the ITC determined to limit the scope of the Limited Exclusion Order to products that are manufactured abroad or imported by, or on behalf of, the Named Respondents and that are covered by the asserted patent claims, and the ITC denied Global Locate’s request to extend the Exclusion Order to “downstream” articles of non-respondents that incorporate such covered products. The Limited Exclusion Order prohibits SiRF Technology, Inc. from the unlicensed entry of the infringing products into the United States by or on behalf of SiRF or Named Respondents. The ITC issued Cease and Desist Orders prohibiting SiRF and the domestic Named Respondents from importing or selling in the United States SiRF’s products that may be found to infringe any asserted patent. In 2008, the Named Respondents collectively represented approximately 7% of SiRF’s net revenues.

The Limited Exclusion Order and the Cease and Desist Orders, together the Orders, provide that, subject to posting a bond in the amount of 100% of the imported value per unit for covered products, SiRF Technology, Inc. may continue any conduct prohibited by the Orders during the 60-day Presidential review period during which the ITC’s determination is subject to review by the United States Trade Representative as delegated by the President of the United States. It may well be that the President, acting through the United States Trade Representative, will not find any compelling circumstances to disapprove the Orders. If so, after expiration of the 60-day Presidential review period on March 16, 2009, SiRF Technology, Inc. may file a Notice of Appeal in the United States Court of Appeals for the Federal Circuit and seek review of the ITC’s orders and determinations in this Investigation.

On May 14, 2008, Broadcom filed a patent infringement complaint against SiRF Technology, Inc. in the United States District Court for the Central District of California. The complaint alleges infringement of four patents purportedly assigned to Broadcom and seeks both monetary damages and an injunction. On June 4, 2008,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SiRF Technology, Inc. answered the aforementioned complaint and filed counterclaims seeking declaratory judgment of non-infringement and invalidity of all four patents. In addition, SiRF Technology, Inc. has filed with the U.S. Patent and Trademark Office Requests for Ex-Parte Reexamination of each of the four patents. Through its Reexamination Requests and, in SiRF Technology, Inc.’s view of what are substantial new questions of patentability raised by prior art that SiRF Technology, Inc. believes may not have been previously considered in full by the U.S. Patent and Trademark Office, SiRF Technology, Inc. has sought review and invalidation of all four of the Broadcom patents-in-suit. The U.S. Patent and Trademark Office granted each of SiRF Technology, Inc.’s requests for reexamination with respect to the four patents and has ordered their reexamination. On September 15, 2008, the Honorable James v. Selna denied SiRF Technology, Inc.’s motion to stay proceedings in the district court action pending the outcome of reexamination, without prejudice to any subsequent motion to stay proceedings. The case has been scheduled for trial in November 2010. This litigation is in its nascent stages and no estimate can be made about the likelihood or impact of any final decision. No assurance can be made that Broadcom will not seek to commence additional litigation against SiRF Technology, Inc., or that the pending litigation with Broadcom will not have a material adverse effect on its business. See Item 3, Legal Proceedings, under Part I of this report for further information.

In February 2008, multiple putative class action lawsuits were filed in the United States District Court for the Northern District of California against SiRF and certain of its officers and directors. These complaints allege that SiRF, and certain of its officers and directors, made misleading statements and/or omissions relating to its business and operating results in violation of the federal securities laws. These cases have been consolidated and a consolidated amended complaint was filed on July 28, 2008. On September 26, 2008, SiRF filed a motion to dismiss all claims asserted in the consolidated amended complaint. The motion has been fully briefed and SiRF anticipates that a hearing on the motion will be held on April 17, 2009.

Also in February 2008, two shareholder derivative lawsuits were filed in the Superior Court of the State of California, for the County of Santa Clara, against certain of SiRF’s officers and directors. These complaints allege breach of fiduciary duties, waste of corporate assets, unjust enrichment and violations of the California Corporations Code. These cases have been consolidated, and a consolidated complaint was filed on November 18, 2008. On January 21, 2009, the parties submitted a stipulation to the court staying the derivative litigation pending resolution of SiRF s motion to dismiss the securities litigation pending in the Northern District of California.

On February 13, 2009, a complaint regarding a purported class action lawsuit, Diaz v. Banatao, et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s board of directors in connection with that certain Agreement and Plan of Merger, dated as February 9, 2009, or merger agreement, by and among SiRF, CSR plc, or CSR, and Shannon Acquisition Sub, Inc., a wholly-owned subsidiary of CRS, or Shannon. The complaint alleges, among other things, that (1) SiRF’s Board of Directors violated its fiduciary duties to SiRF’s stockholders by approving the merger and certain terms set forth in Section 5.4 of the Merger Agreement related to SiRF’s ability to solicit, consider or accept alternative proposals, (2) SiRF aided and abetted its board of directors’ alleged breach of fiduciary duty and (3) the merger consideration is unfair for reasons including, but not limited to, a temporarily low stock price and that the book value of a share of stock allegedly exceeds the merger consideration per share. The complaint seeks, among other things, an injunction prohibiting SiRF and CSR from consummating the merger, rescission of the merger if the merger is consummated prior to the entry of final judgment by the court, an accounting by the defendants to the plaintiffs for all damages caused by them and an accounting for all profits and any special benefits obtained by the defendants as a result of any breach of fiduciary duty and attorneys’ fees and expenses. SiRF intends to vigorously defend against the lawsuit.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On February 20, 2009, a complaint regarding a purported class action lawsuit, Reich v. SiRF Technology Holdings, Inc. et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s board of directors in connection with the merger agreement. The complaint alleges that, in approving the merger, SiRF’s board of directors breached their fiduciary duties of loyalty, good faith, due care and disclosure by, among other things, (i) agreeing to sell SiRF without first taking steps to ensure that SiRF’s stockholders would obtain adequate, fair, and maximum consideration under the circumstances and (ii) engineering the merger to benefit themselves and/or CSR without regard for SiRF’s stockholders. The complaint further alleges that SiRF aided and abetted SiRF’s board of directors’ breaches of fiduciary duty. The complaint seeks, among other things, to enjoin the merger, to compel SiRF’s board of directors to properly exercise their fiduciary duties to SiRF’s stockholders, to impose a constructive trust, in favor of the plaintiffs, upon any benefits improperly received by SiRF’s board of directors as a result of their wrongful conduct and to award the plaintiffs the costs and disbursements of the class action, including reasonable attorneys’ and experts’ fees. SiRF intends to vigorously defend against the lawsuit.

On February 27, 2009, plaintiffs in the above-referenced derivative litigation filed an amended, consolidated complaint, which added a purported class action claim against SiRF and SiRF’s board of directors in connection with the merger agreement. The class action allegations asserted in the consolidated amended complaint are substantially similar to the allegations set forth in the Diaz and Reich actions, although the class action allegations asserted in the consolidated amended complaint contain the additional allegation that SiRF entered into the merger agreement for the purpose of evading alleged liability relating to the derivative claims. Plaintiffs also seek to compel certain changes in SiRF’s corporate governance. SiRF intends to vigorously defend against these class action claims. The Diaz and Reich complaints and the complaint filed by the plaintiffs in the above-referenced derivative litigation may be amended in the future and other similar lawsuits may be filed although SiRF is not currently aware of any.

The outcome of any litigation is uncertain and either favorable or unfavorable outcomes could have a material impact. If infringement claims are brought against SiRF, these assertions could distract SiRF’s management and necessitate SiRF’s expenditure of potentially significant funds and resources to defend or settle such claims. SiRF cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation. If SiRF is unsuccessful in any challenge to its rights to market and sell its products, SiRF may, among other things, be required to:

•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•

expense significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•

obtain licenses to the disputed rights, which could require SiRF to pay substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or to cease marketing the challenged products.

Before SiRF could be successful in defending an infringement claim, SiRF’s customers may already be reluctant to include SiRF on their future product design. Therefore, even if SiRF is successful in defending an infringement claim, negative publicity could already have a material adverse effect on its business in addition to the expense, time delay, and burden on management of litigation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases

SiRF leases facilities and certain equipment under operating lease agreements, which require payment of property taxes, insurance and normal maintenance costs. SiRF also accounts for certain term-based software licenses as capital lease agreements, which require future payment commitments on behalf of SiRF. Many of SiRF’s facility leases contain renewal options, which provide the option to extend its lease based upon the terms of the agreement. These renewal options do not represent a future commitment on behalf of SiRF.

As of December 27, 2008, future minimum lease payments required under operating leases are as follows:

	Capital Leases	Operating Leases
	(In thousands)
Year Ending
2009	—	5,871
2010	—	4,308
2011	—	328
2012	—	166
2013	—	25
Thereafter	—	—

Total future minimum lease payments	—	$10,698

Rent expense was $3.4 million, $2.8 million and $2.4 million in 2008, 2007 and 2006, respectively.

Non-cancelable Purchase Obligations

SiRF also has short-term commitments in the form of non-cancelable purchase obligations which totaled approximately $1.5 million as of December 27, 2008. These obligations primarily relate to commitments for licenses and maintenance fees, as well as consulting and other service arrangements.

Note 22.	Other Income (Expense), Net

Other income (expense), net for the periods presented was as follows:

	Year Ended
	December 27, 2008	December 31, 2007	December 31, 2006
	(In thousands)
Interest income	3,031	7,997	6,865
Other income (expense), net	(862)	(605)	(232)
Gain on divestiture	914	—	—
Release of escrow funds	6,000	—	—
Note receivable impairment	(11,800)	—	—

SiRF generated interest income from its cash and cash equivalents and marketable securities.

Other expense, net in 2008 was primarily related to foreign currency losses of $0.6 million. Other expense, net in 2007 was primarily related to settlement expenses incurred related to an employee arbitration award against SiRF reflecting the final settlement related to the employee arbitration matter. Other expense, net in 2006 was primarily comprised of a one-time gain recognized related to a patent infringement litigation settlement with u-Nav Microelectronics Corp., or u-Nav, offset by a loss incurred related to an interim employee arbitration award against SiRF.

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 24, 2008, SiRF entered into a share purchase agreement whereby it sold 85% of its holdings in Kisel to certain former Kisel employees for an aggregate of $1.0 million in cash and $2.2 million in promissory notes. As Kisel’s operations and cash flows cannot be clearly distinguished operationally or for financial reporting purposes, this sale did not meet the criteria for discontinued operations treatment and, as such, the historical results of Kisel remain included in the results from operations for all presented periods. The net book value of Kisel as of the date of the sale was $2.3 million, including approximately $1.1 million in cash. In relation to the sale, SiRF recorded a net gain on divestiture of $0.9 million.

In the fourth quarter of 2008, SiRF received $6.0 million of the funds previously held in escrow to cover indemnification claims in connection with the acquisition of Centrality. See Note 5, Acquisitions and Divestiture, for further information.

On January 24, 2008, SiRF entered into a loan and security agreement whereby SiRF agreed to make two advances totaling $13.5 million to a potential acquisition target in connection with SiRF’s proposal to acquire all outstanding shares of this entity. The loan agreement is collateralized by a security interest in all of the noteholder’s current and subsequently acquired assets, including without limitation all accounts, documents, equipment, general intangibles, goods, fixtures, instruments, inventory, financial assets and money. SiRF has also entered into a Form of Intellectual Property Security Agreement whereby SiRF obtained a security interest in all of the target entity’s rights, title and interest in its intellectual property, including without limitation copyrights, patents and trademarks. The entire outstanding principal balance of the advances bears interest at a fixed rate of 5.0% per annum and is payable on July 24, 2009, or at an earlier date, if the noteholder is acquired by a party other than SiRF pursuant to the terms of the agreement. Subsequent to executing this agreement, SiRF decided not to proceed with the acquisition. In the second quarter of 2008, SiRF determined it was no longer probable that the principal under the note receivable was fully recoverable based on information received related to the business prospects of the noteholder. As mentioned under Note 4 above, SiRF performed an impairment analysis of the fair value of the note receivable and, as a result of that analysis, recorded an impairment charge of $11.8 million. There was no additional impairment recorded during the quarter ended December 27, 2008. See Note 4, Fair Value, for further information, and Note 23, Subsequent Events, for subsequent settlement of this note receivable.

Note 23.	Subsequent Events

On February 9, 2009, SiRF settled the note receivable and entered into a contingent loan assignment and assumption agreement with the borrower and a third party for the assignment by SiRF of the note receivable which had an outstanding balance of $13.5 million. Under the terms of the loan assignment and assumption agreement, in the event of a change of control of the borrower with the third party, on or before July 24, 2009, SiRF will receive $9.0 million, plus interest from January 31, 2009. On February 24, 2009, SiRF received $9.0 million, plus interest from January 31, 2009, as payment in full under the contingent loan assignment and assumption agreement.

On February 9, 2009, SiRF entered into an Agreement and Plan of Merger, or the merger agreement, with CSR and Shannon. Pursuant to the merger agreement and subject to the conditions set forth therein, Shannon Acquisition Sub, Inc. will merge with and into SiRF, with SiRF surviving as a wholly-owned subsidiary of CSR, or the merger.

As a result of the merger, subject to certain exceptions, (i) each issued and outstanding share of SiRF’s common stock will be converted into the right to receive 0.741, of a fully paid ordinary share of CSR, subject to anti-dilution adjustments, or the Exchange Ratio, (ii) each issued and outstanding option to acquire shares of

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SiRF’s common stock issued under any of SiRF’s equity compensation plans, whether vested or unvested, will be converted into an option (A) exercisable for that number of CSR’s ordinary shares equal to the product of (x) the aggregate number of shares of SiRF’s common stock for which such option was exercisable multiplied by (y) the Exchange Ratio, rounded down to the nearest whole share, and (B) with an exercise price per share equal to (x) the aggregate exercise price of such option divided by (y) the number of CSR’s ordinary shares for which such converted stock option shall be exercisable; and (iii) each issued and outstanding restricted stock unit with respect to shares of SiRF’s common stock granted pursuant to any of SiRF’s equity compensation plans, whether vested or unvested, will be converted into a restricted stock unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such restricted stock unit, with respect to the number of CSR’s ordinary shares that is equal to the number of shares of SiRF’s common stock subject to the restricted stock unit multiplied by the Exchange Ratio (rounded to the nearest whole share). Holders of SiRF’s common stock prior to the merger will receive cash in the merger in lieu of fractional ordinary shares of CSR.

Based on the closing stock price for CSR on February 9, 2009, this consideration would be equivalent to $2.06 worth of CSR ordinary shares for each SiRF share of common stock, representing total consideration of $136 million. This represents a premium to SiRF’s stockholders of approximately 91% over SiRF’s closing stock price on February 9, 2009. Upon the closing of the transaction, SiRF’s stockholders are expected to own approximately 27% and CSR shareholders are expected to own approximately 73% of the combined company. The transaction is expected to be tax-free for SiRF’s stockholders.

The completion of the merger is subject to certain conditions, including, among others: (i) adoption of the merger agreement by SiRF’s stockholders; (ii) approval of the transactions contemplated by the merger agreement by CSR’s shareholders; (iii) effectiveness of admission of CSR’s ordinary shares to be issued to SiRF’s stockholders to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange’s main market for listed securities, subject only to allotment; (iv) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (v) absence of laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit consummation of the merger; and (vi) effectiveness under the Securities Act of 1933 of the registration statement relating to the CSR ordinary shares to be issued to SiRF’s stockholders and absence of any stop order in respect thereof or proceedings by the SEC for that purpose.

The merger agreement contains specified termination rights for the parties. SiRF would be required to pay CSR a termination fee of $3.66 million if: (i) the merger agreement is terminated in certain circumstances where SiRF receives a proposal to acquire SiRF that SiRF’s board of directors determines is a Superior Proposal (as defined in the merger agreement); (ii) SiRF’s board of directors withdraws, modifies or amends its recommendation to approve the merger in any manner adverse to CSR; provided that such withdrawal, modification or amendment was not based on facts that, were the merger to be consummated on the date of such withdrawal, modification or amendment, would result in CSR’s representations and warranties not being accurate and which inaccuracies would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to CSR; or (iii) (A) a proposal to acquire SiRF has been publicly made or proposed to SiRF’s stockholders or otherwise publicly announced (whether or not conditional) and not withdrawn; (B) the merger agreement is terminated due to the failure of SiRF’s stockholders to adopt the merger agreement; and (C) within six months following such termination, SiRF enters into a contract providing for the implementation of a proposal to acquire SiRF (which proposal is ultimately consummated) or consummates any such proposal, whether or not such proposal was the same takeover proposal referred to in clause (A). CSR would be required to pay SiRF a termination fee of $3.66 million if the merger agreement is terminated by SiRF because CSR’s board of directors withdraws, modifies or amends its recommendation to approve the merger in any manner adverse to

SiRF Technology Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SiRF; provided that such withdrawal, modification or amendment was not based on facts that, were the merger to be consummated on the date of such withdrawal, modification or amendment, would result in SiRF’s representations and warranties not being accurate and which inaccuracies would reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to SiRF.

Following the completion of the merger, it is currently anticipated that CSR’s board of directors will be expanded to add two members from SiRF’s board of directors, Diosdado Banatao and Kanwar Chadha. Joep van Beurden, CSR’s current Chief Executive Officer, will lead the combined company as Chief Executive Officer with the remaining leadership to be comprised of executives from both SiRF and CSR. The combined company will be headquartered in Cambridge (United Kingdom), and SiRF’s San Jose, California headquarters will become the headquarters for CSR’s U.S. operations.

Note 24.	Selected Quarterly Financial Data (Unaudited)

The following table contains selected unaudited quarterly financial data for 2008 and 2007:

	Quarter Ended
	March 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	March 31, 2008	June 30, 2008 (1)	Sept. 27, 2008	Dec. 27, 2008
	(In thousands, except per share amounts)
	(Unaudited)
Net revenue	$67,264	$70,601	$91,161	$100,354	$61,976	$63,137	$60,071	$47,268
Gross profit (1)	$36,274	$38,076	$44,944	$48,320	$26,371	$13,235	$25,641	$19,211
Net income (loss) (1)	$2,804	$2,137	$(16,055)	$717	$(28,085)	$(332,563)	$(20,926)	$(17,399)
Net income (loss) per share: (1)(2)
Basic	$0.05	$0.04	$(0.28)	$0.01	$(0.47)	$(5.41)	$(0.34)	$(0.28)
Diluted	$0.05	$0.04	$(0.28)	$0.01	$(0.47)	$(5.41)	$(0.34)	$(0.28)
Weighted average number of shares used in per share calculations:
Basic	52,171	52,816	56,954	59,998	60,334	61,508	62,333	62,574
Diluted	56,346	56,461	56,954	64,338	60,334	61,508	62,333	62,574

(1)

During the quarter ended June 30, 2008, SiRF recorded various impairment charges related to its goodwill of $215.7 million, intangible assets of $42.9 million, note receivable of $11.8 million and provided valuation of its domestic deferred tax assets of $38.0 million.

(2)	Net income (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share information may not equal the annual per share information.

FINANCIAL STATEMENTS SCHEDULE OF SiRF

The following documents are filed as part of this proxy statement/prospectus:

VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 27, 2008, December 31, 2007 and December 31, 2006

(In thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:
Year ended December 27, 2008	$183	69	—	$252
Year ended December 31, 2007	$321	109	(247)	$183
Year ended December 31, 2006	$213	118	(10)	$321
Tax Valuation Allowance:
Year ended December 27, 2008	$—	75,354	—	$75,354
Year ended December 31, 2007	$—	—	—	$—
Year ended December 31, 2006	$—	—	—	$—

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2007	2006
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,917,242	$8,657,874
Accounts receivable, net	3,568,881	3,016,373
Inventories—finished goods	1,178,327	2,348,729
Prepaid expenses and other current assets	716,182	708,224

Total current assets	15,380,632	14,731,200
PROPERTY AND EQUIPMENT—Net	1,780,862	1,865,655
OTHER ASSETS	326,179	482,905

TOTAL	$17,487,673	$17,079,760

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$1,005,259	$2,070,577
Accrued liabilities	2,817,854	2,278,816
Deferred income	577,538	483,420
Bank notes payable—current portion	1,166,667	—

Total current liabilities	5,567,318	4,832,813

NONCURRENT LIABILITIES—Long-term liabilities	2,130,870	25,533

COMMITMENTS
REDEEMABLE CONVERTIBLE PREFERRED STOCK	50,202,982	50,194,530

SHAREHOLDERS’ DEFICIT	(40,413,497)	(37,973,116)

TOTAL	$17,487,673	$17,079,760

See accompanying Notes to Condensed Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,
	2007	2006
REVENUE	$5,953,533	$3,821,825
COST OF REVENUE	3,583,012	1,996,384

GROSS MARGIN	2,370,521	1,825,441

OPERATING EXPENSES:
Research and development	2,975,891	2,639,939
Sales and marketing	960,958	803,383
General and administrative	1,189,311	704,858

Total operating expenses	5,126,160	4,148,180

LOSS FROM OPERATIONS	(2,755,639)	(2,322,739)
INTEREST INCOME	83,653	211,633
INTEREST EXPENSE	(4,666)	—
OTHER INCOME (EXPENSES)	(31,291)	(169,624)

LOSS BEFORE PROVISION FOR INCOME TAXES	(2,707,943)	(2,280,730)
PROVISION FOR INCOME TAXES	8,172	2,379

NET LOSS	$(2,716,115)	$(2,283,109)

See accompanying Notes to Condensed Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,716,115)	$(2,283,109)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	178,525	93,774
Loss on disposal of equipment	—	681
Employee share-based compensation expense	148,215	75,890
Changes in operating assets and liabilities:
Accounts receivable	(552,508)	8,556
Inventories	1,170,402	(1,439,470)
Prepaid and other assets	148,768	(516,342)
Accounts payable	(1,065,318)	(112,800)
Accrued and other liabilities	528,497	(880,835)

Net cash used in operating activities	(2,159,534)	(5,053,655)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	—	(1,108,402)
Purchase of property and equipment	(93,017)	(485,410)

Net cash used in investing activities	(93,017)	(1,593,812)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing from bank notes payable	3,500,000	—
Repayment of bank notes payable	—	(69,892)
Proceeds from issuance of common stock	11,919	42,694

Net cash provided by (used in) financing activities	3,511,919	(27,198)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,259,368	(6,674,665)

CASH AND CASH EQUIVALENTS:
Beginning of period	8,657,874	14,083,107

End of period	$9,917,242	$7,408,442

NONCASH INVESTING AND FINANCING ACTIVITIES:
Issuance of Series D-1 preferred stock warrants for credit facilities	$124,052	$—

See accompanying Notes to Condensed Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Centrality Communications, Inc. (previously known as PalmMicro Communications, Inc.) (“Centrality”) and its wholly owned subsidiaries, Shanghai Centrality Communications (formally Shanghai PalmMicro Communications, Co. Ltd.) in China, Centrality Ltd. (previously known as PalmMicro International Ltd), Cayman Islands, and Centrality LLC in Korea. All intercompany transactions and balances have been eliminated upon consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and in accordance with the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, these condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of the results for and as of the periods shown. Certain information or footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and related notes for the year ended December 31, 2006 included elsewhere in this proxy statement/prospectus.

Adoption of Recent Accounting Pronouncements

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, Centrality adopted Financial Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS No. 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of accumulated deficit on the adoption date. As a result of the implementation of FIN 48, Centrality has made no adjustments to retained earnings related to the adoption and anticipates no significant changes to the amount of unrecognized tax benefits in the next 12 months.

Upon adoption of FIN 48, Centrality elected to include interest and penalties related to unrecognized tax benefits within Centrality’s provision for (benefit from) income taxes. As of the date of adoption of FIN 48, Centrality did not have any accrued interest or penalties associated with unrecognized tax benefits, nor was any interest expense recognized during the quarter.

Centrality’s total amounts of unrecognized tax benefits as of January 1, 2007 (adoption date) was $1.2 million, of which $1.2 million, if recognized, would affect Centrality’s effective tax rate. As of March 31, 2007, Centrality’s total amount of unrecognized tax benefits was $1.2 million, of which $1.2 million, if recognized, would affect Centrality’s effective tax rate. Centrality recognized a net amount of $1.2 million in unrecognized tax benefits against its long term deferred tax assets in its condensed consolidated balance sheets as the benefit relates to attribute carryovers.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2007, Centrality does not anticipate that the amount of unrecognized tax benefits relating to tax positions existing at March 31, 2007 will significantly increase or decrease within the next 12 months. Centrality estimates that the total amount of unrecognized tax benefits will not materially increase over the next three months. Centrality is not aware of any other unrecognized tax benefits that would significantly change in the next twelve months.

Although Centrality files U.S. federal, U.S. state, and foreign tax returns, Centrality’s only major tax jurisdiction is the United States and its 1999 – 2006 tax years remain subject to examination by the various taxing authorities or jurisdictions.

2.	BANK LOAN

In March 2007, Centrality borrowed $3,500,000 from the Growth Capital Loan with Gold Hill and SVB. Warrants to purchase an additional 109,998 shares of Series D-1 preferred stock at $1.552 per share were issued in connection with this borrowing.

3.	SHAREHOLDERS’ DEFICIT

In January 2007, Centrality issued 526,000 shares of common stock options to its employees with an exercise price of $0.63 per share.

4.	SUBSEQUENT EVENTS

In May 2007, Centrality issued 1,559,000 shares of common stock options to its employees with an exercise price of $0.88 per share.

In June 2007, SiRF Technology Holdings, Inc. (NASDAQ: SIRF), signed a definitive agreement to acquire Centrality for a total estimated purchase price of $283 million in stock and cash. If the acquisition is not consummated, Centrality has the right to borrow, under certain conditions, $15 million from SiRF Technology Holdings, Inc. in the form of convertible notes. The convertible notes will bear interest at prime rate and be convertible into preferred stock of Centrality at the option of the holder. The conversion rate is to be determined based on a pre-money valuation of Centrality which is equal to the lower of pre-money valuation of the next round of financing or $175 million immediately prior to conversion. Any borrowings are repayable in two years if the notes are not otherwise converted to preferred stock of Centrality.

* * * * * *

INDEX TO AUDITED FINANCIAL STATEMENTS OF

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Centrality Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Centrality Communications, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, redeemable convertible preferred stocks and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Centrality Communications, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

July 31, 2007

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,657,874	$14,083,107
Short-term investments	—	10,038,004
Short-term investments—restricted	—	500,000
Accounts receivable (net of reserve of $0 and $28,412, respectively)	3,016,373	1,075,726
Inventories—finished goods	2,348,729	1,027,136
Prepaid expenses and other current assets	708,224	243,416

Total current assets	14,731,200	26,967,389
PROPERTY AND EQUIPMENT—Net	1,865,655	965,660
OTHER ASSETS	482,905	108,083

TOTAL	$17,079,760	$28,041,132

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$2,070,577	$2,986,928
Accrued liabilities	2,278,816	2,618,820
Deferred income	483,420	—
Bank notes payable—current portion	—	69,892

Total current liabilities	4,832,813	5,675,640

NONCURRENT LIABILITIES—Long-term liabilities	25,533	6,807

COMMITMENTS (Note 5)

REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Preferred A—4,306,666 shares authorized in 2006 and 2005; and 4,306,666 shares issued and outstanding in 2006 and 2005 (aggregate liquidation preference of $3,230,000)	3,230,000	3,230,000
Preferred B—6,333,334 shares authorized in 2006 and 2005; 6,333,334 shares issued and outstanding in 2006 and 2005 (aggregate liquidation preference of $9,599,130)	9,568,996	9,562,706
Preferred C—14,096,494 shares authorized in 2006 and 2005; 14,096,494 shares issued and outstanding in 2006 and 2005 (aggregate liquidation preference of $17,423,266)	17,345,744	17,330,238
Preferred D—12,956,727 shares authorized in 2006 and 2005; 12,956,727 shares issued and outstanding in 2006 and 12,885,851 shares issued and outstanding in 2005 (aggregate liquidation preference of $20,108,840)	20,049,790	19,927,780

Total redeemable convertible preferred stock	50,194,530	50,050,724

SHAREHOLDERS’ DEFICIT:
Convertible Preferred Stock:
Preferred D-1—324,996 shares authorized in 2006 and none issued and outstanding	110,630	—
Common stock: 51,933,524 shares authorized; 4,472,415 shares issued and outstanding in 2006 and 4,005,914 shares issued and outstanding in 2005	731,619	333,476
Accumulated deficit	(38,815,365)	(28,025,515)

Total shareholders’ deficit	(37,973,116)	(27,692,039)

TOTAL	$17,079,760	$28,041,132

See accompanying Notes to Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2006	2005
REVENUE	$18,692,788	$12,481,551
COST OF REVENUE	11,223,736	6,169,152

GROSS MARGIN	7,469,052	6,312,399

OPERATING EXPENSES:
Research and development	11,302,510	9,156,800
Sales and marketing	3,946,136	2,404,906
General and administrative	3,551,943	2,022,629

Total operating expenses	18,800,589	13,584,335

LOSS FROM OPERATIONS	(11,331,537)	(7,271,936)
INTEREST INCOME	646,608	185,613
INTEREST EXPENSE	(659)	(3,859)
OTHER INCOME (EXPENSES)	(31,761)	(15,763)

LOSS BEFORE PROVISION FOR INCOME TAXES	(10,717,349)	(7,105,945)
PROVISION FOR INCOME TAXES	(38,695)	(10,670)

NET LOSS	$(10,756,044)	$(7,116,615)

See accompanying Notes to Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock Amount	Common Stock		Accumulated Deficit	Total Shareholders’ Deficit	Comprehensive Loss
	Shares	Amount		Shares	Amount
BALANCE—December 31, 2004	24,736,494	$30,098,254	$—	2,776,324	$164,890	$(20,883,207)	$(20,718,317)
Issuance of Series D preferred stock (net of issuance cost of $72,061)	12,885,851	19,926,777
Exercise of stock options				1,229,590	168,586		168,586
Accretion of redeemable convertible preferred stock		25,693				(25,693)	(25,693)
Net loss						(7,116,615)	(7,116,615)	$(7,116,615)

BALANCE—December 31, 2005	37,622,345	50,050,724	—	4,005,914	333,476	(28,025,515)	(27,692,039)
Issuance of Series D preferred stock for services rendered	70,876	110,000
Issuance of Series D-1 preferred stock warrants in connection to credit facilities			110,630				110,630
Exercise of stock options				466,501	74,310		74,310
Accretion of redeemable convertible preferred stock		33,806				(33,806)	(33,806)
Employee share-based compensation expense					323,833		323,833
Net loss						(10,756,044)	(10,756,044)	$(10,756,044)

BALANCE—December 31, 2006	37,693,221	$50,194,530	$110,630	4,472,415	$731,619	$(38,815,365)	$(37,973,116)

See accompanying Notes to Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,756,044)	$(7,116,615)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	505,130	277,603
Loss on disposal of equipment	681	18,245
Employee share-based compensation expense	323,833
Issuance of Preferred stock for services rendered	110,000
Changes in operating assets and liabilities:
Accounts receivable	(1,940,648)	(231,637)
Inventories	(1,321,593)	(571,248)
Prepaid and other assets	(729,000)	(166,087)
Accounts payable	(902,654)	1,988,897
Deferred income	483,421
Accrued and other liabilities	(321,278)	1,859,956

Net cash used in operating activities	(14,548,152)	(3,940,886)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of short-term investments	10,038,004	8,085,691
Purchase of short-term investments		(10,027,389)
Proceeds from sale (purchases) of investments—restricted	500,000	(197,089)
Purchase of property and equipment	(1,419,503)	(687,309)

Net cash provided by (used in) investing activities	9,118,501	(2,826,096)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing from bank notes payable		48,713
Repayment of bank notes payable	(69,892)	(40,267)
Proceeds from issuance of preferred stock		19,926,777
Proceeds from issuance of common stock	74,310	168,586

Net cash provided by financing activities	4,418	20,103,809

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,425,233)	13,336,827
CASH AND CASH EQUIVALENTS:
Beginning of year	14,083,107	746,280

End of year	$8,657,874	$14,083,107

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$3,814	$3,859

Cash paid for income taxes	$24,259	$16,521

NONCASH INVESTING AND FINANCING ACTIVITIES:
Accretion related to convertible preferred stock	$33,806	$25,693

Accrued costs for property and equipment purchases	$5,188	$18,885

Issuance of Series D-1 preferred stock warrants for credit facilities	$110,630	$—

See accompanying Notes to Consolidated Financial Statements.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	Organization and Summary of Significant Accounting Policies

Organization and Business—Centrality Communications, Inc. (previously known as PalmMicro Communications, Inc.) (“Centrality”) is a fabless semiconductor company that designs, markets and sells advanced application processors combining GPS, 2D and 3D graphics, multimedia, and communications hardware for the worldwide navigation system market. Centrality was incorporated in California on January 25, 1999.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation—The consolidated financial statements include the accounts of Centrality and its wholly owned subsidiaries, Shanghai Centrality Communications (formally Shanghai PalmMicro Communications, Co. Ltd.) in China, Centrality Ltd. (previously known as PalmMicro International Ltd), Cayman Islands, and Centrality LLC in Korea. All intercompany transactions and balances have been eliminated upon consolidation.

Certain Significant Risks and Uncertainties—Centrality operates in a dynamic high technology industry and changes in any of the following areas could have a material adverse effect on Centrality’s financial position and results of operations: unpredictable volume and timing of customer orders, which are not fixed by contract; loss of one or more of its customers; decrease in the overall average selling prices of its products; changes in the relative sales mix of its products; changes in its cost of finished goods; the availability, pricing and timeliness of delivery of other components used in the Centrality’s customers’ products; reliance on third-party wafer fabrication and manufacturing service providers; the Centrality’s customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions; product obsolescence and the Centrality’s ability to manage product transitions; Centrality’s ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by the Centrality or by its competitors.

Cash and Cash Equivalents—Centrality considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist principally of checking and money market accounts.

Short-Term Investment—Investments, comprising certificates of deposits, are classified as available for sale and are recorded at cost which approximates fair market value. Any unrealized gains and losses are recorded in other comprehensive income (loss).

Concentration of Credit Risk—Financial instruments that potentially subject Centrality to concentration of credit risk consist of cash, cash equivalents, and accounts receivables. Centrality maintains its cash and cash equivalents primarily in checking and money market accounts with high credit quality financial institutions. Credit risk is mitigated by Centrality’s credit evaluation process and reasonably short terms for collection. Centrality does not require collateral or other security to support accounts receivable. Allowance for doubtful accounts receivable is recorded for estimated amounts not collectible.

At December 31, 2006, three customers accounted for 19%, 19%, and 17% of the total accounts receivable. At December 31, 2005, three customers accounted for 20%, 22%, and 16% of the total accounts receivable.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

For the year ended December 31, 2006, one customer accounted for 17 % of the total revenue. For the year ended December 31, 2005, three customers accounted for 17%, 11%, and 10% of total revenue.

Property and Equipment—Property and equipment—net are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the shorter of the related lease term or estimated useful lives.

Inventories—Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventories include finished goods parts that may be specialized in nature and subject to rapid obsolescence. Centrality periodically reviews the quantities and carrying values of inventories to assess whether the inventories are recoverable. The costs associated with provisions for excess quantity and technological obsolescence are charged to cost of sales.

Warranty—Centrality’s products carry a warranty against defects for a period of one year. The expected cost associated with these warranty obligations is recorded when the revenue is recognized. Warranty costs and related accrued warranty costs for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005
Balance—beginning of period	$11,200	$5,700
Current year warranty provision	22,470	24,726
Warranty costs incurred during the year		(19,226)

Balance—end of period	$33,670	$11,200

Research and Development—Research and development costs are expensed as incurred.

Long-Lived Assets—In accordance with Financial Accounting Standards Board (FASB) Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Centrality evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Revenue Recognition—Centrality’s revenue is derived primarily from the sale of semiconductors. Revenue from the sale of semiconductors is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable, and collection is probable. Delivery is generally considered to have occurred upon shipment and after transfer of title.

In 2006, Centrality began selling its products under distributor agreements that provide for return rights. Centrality’s management has concluded it is unable to reasonably estimate sales returns under its distributor arrangements; accordingly, revenue and related cost of revenue on shipments to distributors are deferred until resale to the end customers. Under such sell-through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point Centrality has legally enforceable right to collection under normal terms. The associated revenue and deferred revenue are deferred by recording “deferred income” (gross profit margin on these sales) as shown on the face of the consolidated balance sheet. When the related product is sold by Centrality’s distributors to their end customers, Centrality recognizes previously deferred income as revenue and cost of revenue.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

For non-distributor customers, Centrality recognizes revenue when title to the product is transferred to the customers, which occurs upon shipment or delivery, depending upon the terms of the customer order, provided that persuasive evidence of a sales arrangement exists, the price is fixed and determinable, title has transferred, collection of the resulting receivables is reasonably assured, there are no customer acceptance requirements, and there is no remaining significant obligations. Provisions for returns and allowances for non-distributors customers are provided for at the time product sales are recognized. An allowance for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating an allowance.

Foreign Currency Translation—The functional currency of Centrality’s foreign subsidiaries is the U.S. dollar. Foreign currency monetary assets and liabilities are translated into U.S. dollars at year-end exchange rates. Non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates in effect during each period. Gains and losses from foreign currency remeasurement are included in net loss.

Income Taxes—Centrality accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) Statement No. 109, Accounting for Income Taxes, which requires the asset and liability approach which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in Centrality’s financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation—Effective January 1, 2006, Centrality adopted the provisions of SFAS No. 123(R), Share-Based Payment. SFAS 123(R) establishes accounting for stock-based awards based on the fair value of the award measured at grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statement of operations as an operating expense over the requisite service period. Centrality previously recognized expense in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation. Centrality elected to adopt the prospective transition method as provided by SFAS 123(R) under which prior period results are not restated. The fair value of stock options granted or modified after December 31, 2005, are recognized as compensation expense using the Black-Scholes option pricing model, single option approach. As required under SFAS No. 123(R), stock options granted on or prior to December 31, 2005, will continue to be accounted for and recognized as compensation expense using the intrinsic value method under APB Opinion No. 25 and related interpretations. Prior to the adoption of SFAS No. 123(R), tax benefits in excess of compensation cost recognized were reported as operating cash flows. SFAS No. 123(R) requires excess tax benefits to be reported as a financing cash flow rather than as a reduction of taxes paid.

At December 31, 2006, Centrality had one stock option plan—the 1999 Stock Plan (see Note 7).

Centrality determines fair value of stock-based payment awards on date of grant using subjective variables. These variables include expected term, stock price volatility over the expected term of the awards, risk-free interest rate, and dividend rate (see Note 7).

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Recently Issued Accounting Pronouncements—In July 2006, the FASB issued Financial Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes, as an interpretation of SFAS Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for Centrality beginning January 1, 2007. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. Centrality has not determined the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The pronouncements clarifies (1) the extent to which companies measure assets and liabilities at fair value; (2) the information used to measure fair value; and (3) the effect that fair value measurements have on earnings. SFAS 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. SFAS 157 is effective for Centrality as of January 1, 2008. Centrality has not determined the impact this statement will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. Centrality has not determined the impact that SFAS No. 159 will have on its consolidated financial statements.

In March 2007, the FASB issued Emerging Task Issues Force No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. The issue is whether nonrefundable advance payments for goods that will be used or for services that will be performed in future research and development activities should be accounted for pursuant to SFAS Statement No. 2, Accounting for Research and Development Costs. The issue is effective for financial statements issued for fiscal years beginning after December 15, 2007. Centrality has not determined the impact of this issue on its consolidated financial statements.

Reclassification—Certain amounts in the 2005 presentation have been reclassified to conform with the 2006 presentation. These reclassifications had no impact on shareholders’ equity and net loss.

2.	Property and Equipment

Property and equipment at December 31, 2006 and 2005, consist of the following

	2006	2005
Computer equipment and software	$2,622,781	$941,466
Furniture and fixtures	149,810	684,912
Leasehold improvements	523,783

	3,296,374	1,626,378
Accumulated depreciation and amortization	(1,430,719)	(660,718)

Property and equipment—net	$1,865,655	$965,660

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

3.	Accrued Liabilities

Accrued liabilities at December 31, 2006 and 2005, consist of the following:

	2006	2005
Accrued compensations and benefits	$1,015,952	$984,396
Customer advances	380,011	10,050
Others	882,853	1,624,374

Total	$2,278,816	$2,618,820

4.	Bank Loan

In June 2004, Centrality entered into a credit facility agreement (the “Credit Agreement”) with a bank that provides working capital and equipment purchase financing for up to $1,300,000. This Credit Agreement was increased to $1,800,000 in April 2005 and allowed for the issuance of $500,000 of letters of credit. The letter of credit requires collateral in the form of cash certificate of deposits of equal amount be deposited with the bank and such amounts are classified as short-term restricted investment. Borrowings under the Credit Agreement bear interest at the bank’s prime plus 0.25% per annum and are collateralized by assets of Centrality. Centrality is also required to comply with certain financial covenants. This Credit Agreement expired on June 1, 2005, and was extended to August 30, 2005. In August 2005, Centrality renewed its credit facility agreement with the bank that provides working capital and equipment purchase financing for up to $1,500,000. The new line of credit expired in February 2006. In September 2005, Centrality drew down approximately $48,700 on the line for an equipment purchase. This loan bears interest at the bank’s prime plus 0.25% per annum (6.75% at the date of loan agreement).

In February 2006, Centrality repaid its outstanding loans with the bank and renewed its line of credit for borrowings up to $1,000,000. The line of credit bears interest at the bank’s prime rate plus 0.25% per annum (7.75% at the date of loan agreement) and terminated in November 2006.

In December 2006, Centrality entered into loan and security agreements with the following provisions:

(i)	To borrow up to an aggregate principal amount of $7,000,000 as Growth Capital Loan Facility (“Growth Capital Loan”) pursuant to a loan and security agreement among Gold Hill Venture Lending 03, LP (“Gold Hill”) and Silicon Valley Bank (SVB) as Agent, with the first availability to draw $3,500,000 through March 31, 2007. An additional availability of $3,500,000 will be available to draw through June 30, 2007. The Growth Capital Loan will bear interest at the bank’s prime rate (6% at December 31, 2006) plus 2.25%. The Growth Capital Loan is due through a 6 month only interest period and followed by a 30 month repayment period. At the end of the repayment period, Centrality is required to remit a final payment to the lenders equal to 0.50% of the aggregate amount borrowed. No amounts were borrowed under the Growth Capital Loan as of December 31, 2006.

(ii)	To establish a $3,000,000 Revolving Line of Credit (“Revolving Line”) pursuant to a loan and security Agreement between SVB and Centrality. Amounts borrowed may be repaid, and prior to the Revolving Line maturity date, re-borrowed. The maturity date is December 2008. The principal amount outstanding under the Revolving Line shall bear interest at a floating per annum rate equal to the bank’s prime rate(6% at December 31, 2006) plus 0.25%, which interest shall be payable monthly. The Revolving Line provides for the issuance of letters of credit which may not exceed $2,000,000. No amounts were borrowed under the Revolving Line as of December 31, 2006.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(iii)	In addition, Centrality issued 75,000 and 30,000 warrants (“Original Warrants”) to purchase shares of Series D-1 preferred stock at $1.552 per share to Gold Hill and SVB, respectively. The fair value of the Original Warrants was estimated on the warrant commitment date using the Black-Scholes option-pricing model with the following assumptions: no dividends, risk free interest rate at 4.57%, volatility of 75%, and expected term of seven years which is the warrants’ contractual life. The fair value of the Original Warrants at the date of grant was $110,630, which was recorded as debt issuance cost (included in other assets) and is to be amortized as interest expense over the loan term. In addition, Centrality is also obliged to issue warrants to purchase up to 157,140 and 62,856 additional shares of Series D-1 preferred stock at $1.552 per share to Gold Hill and SVB, respectively, based on amounts borrowed under the agreements. As no amounts were borrowed as of December 31, 2006, these additional warrants were not issued and accordingly not valued as of that date.

(iv)	Centrality pledged and granted a security interest in all of its assets (excluding its intellectual property) as security for the payment and performance of its obligations under the Growth Capital Loan and the Revolving Line.

(v)	Under terms of the Revolving Line, Centrality shall maintain as of the last day of each month, on a consolidated basis with respect to Centrality and its subsidiaries, a tangible net worth of at least $7,000,000.

5.	Commitments and Contingencies

Centrality leases its principal facilities, equipment, and software under noncancelable operating lease agreements with expiration dates through 2011.

Total minimum future lease payments under operating leases are as follows:

Years Ending December 31
2007	$1,195,730
2008	784,650
2009	333,156
2010	169,117
2011	133,411

Total	$2,616,064

Rent expense was approximately $1,030,415 and $326,223 for the years ended December 31, 2006 and 2005, respectively.

6.	Redeemable Convertible Preferred Stock

In December 2005, Centrality issued 12,885,851 shares of Series D redeemable convertible preferred stock at $1.552 per share for cash proceeds of $19,926,777 (net of issuance cost of $72,061). In 2006, Centrality issued additional 70,876 shares of Series D redeemable convertible preferred stock at $1.552 per share in exchange for executive recruiting services having an estimated fair value of $110,000.

Significant terms of the redeemable convertible preferred stock as of December 31, 2006, are as follows:

Voting Rights and Directors—Holders of Series A, B, C, and D preferred stock vote on an as-converted basis with common shareholders. The conversion ratios for Series A, B, C, and D preferred stock are 1 to 1, 1.087 to 1, 1 to 1, and 1 to 1, respectively. Holders of Series A and B, voting as separate classes each, are entitled

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

to elect two members of the Board of Directors (the “Board”) each. Holders of Series C and D, voting as a separate class each, are entitled to elect one Board member each. Holders of Series A, B, C, and D, voting as a separate class, are entitled to elect one Board member. Common shareholders, voting as a separate class, are entitled to elect two Board members.

Dividends—The holders of Series A, B, C, and D preferred stock are entitled to receive noncumulative dividends at the rate of $0.06, $0.12, $0.10, and $0.124 per share, per annum, respectively, payable in preference and in priority to any payment of dividends on common stock, when and if declared by the Board. The holders of preferred stock will also be entitled to participate in dividends to be paid to holders of common stock on an as-if converted basis. No dividends on preferred stock and common stock have been declared by the Board from inception through December 31, 2006.

Liquidation—In the event of any liquidation, dissolution, or winding-up of Centrality, including a merger, acquisition, or sale of assets (as defined), the holders of Series A, B, C, and D are entitled to a liquidation preference per share equal to $0.75, $1.50, $1.236, and $1.552 respectively, plus declared and unpaid dividends, prior and in preference to any distribution to common shareholders. In the event that Centrality’s legally available assets are insufficient to satisfy the liquidation preference, the entire assets and funds will be distributed ratably among the holders of the preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive. The remaining assets of Centrality legally available for distribution, if any, will be distributed ratably to the holders of preferred and common stock on an as-converted basis up to a maximum distribution per share of $2.25, $4.50, $3.708, and $4.656 per share of Series A, B, C, and D respectively; the remaining assets, if any, will be distributed pro rata to holders of common stock.

Conversion—Each share of preferred stock is convertible, at the option of the holder, according to a conversion ratio (as noted above in voting rights and directors), subject to adjustment for dilution. Each share of preferred stock automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon: (1) the closing of a public offering of common stock at a per share price of at least $5.00 per share with gross proceeds of not less than $20,000,000, or (2) the consent of the holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares of the preferred stock.

Redemption—At the election of the holders of at least a majority of the Series A, B, C, and D preferred shareholder, voting as a class, Centrality shall redeem the outstanding Series A, B, C, and D preferred stock on a pari passu basis in proportion to their respective redemption amounts in three equal annual installments beginning in December 2011. Such redemption shall be made by paying in cash a sum equal to $0.75, $1.50, $1.236, and $1.552 per share of Series A, Series B, Series C, and Series D preferred stock respectively, plus all declared but unpaid dividends on such shares.

Accretion—Centrality is recording accretion for the difference between the initial recorded value of the outstanding preferred shares and the redemption price from the preferred stock issuance date over the redemption period. Centrality has recorded accretion of $33,806 and $25,693 for 2006 and 2005, respectively. The accretion has been recorded as an increase in preferred shares additional paid-in capital and accumulated deficit.

7.	Shareholders’ Deficit

Convertible Preferred Stock—In December 2006, Centrality authorized the issuance of 324,996 shares of Series D-1 preferred stock related to warrants issued under bank loan agreements (see Note 4). The Series D-1 preferred stock has the same terms as the Series D preferred stock (see Note 6) except that the Series D-1 preferred stock is not redeemable at the option of the holder.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Common Stock—Centrality’s Certificate of Incorporation, as amended, authorized Centrality to issue 51,933,524 shares of no par value common stock. As of December 31, 2006, 4,472,415 shares of common stock were issued and outstanding.

Common Stock Reserved for Issuance—At December 31, 2006, Centrality has reserved shares of common stock for issuance as follows:

Reserve under 1999 stock option plan	8,892,167
Conversion of Series A convertible preferred stock	4,306,666
Conversion of Series B convertible preferred stock	6,884,059
Conversion of Series C convertible preferred stock	14,096,494
Conversion of Series D convertible preferred stock	12,956,727
Warrant—Series D-1 Preferred Stock	324,996

Total	47,461,109

1999 Stock Plan—In 1999, Centrality adopted the 1999 Stock Plan (the “Plan”), which includes both incentive and nonstatutory stock options and stock purchase rights. Incentive stock options (“ISO”) may be granted only to Centrality’s employees (including officers and directors who are also employees). Nonqualified stock options (“NSO”) may be granted to Centrality’s employees and consultants. Stock purchase rights (“SPR”) may be granted to consultants. Under the Plan, Centrality may grant awards to purchase up to 11,008,333 shares of common stock to employees, directors, and services providers for periods up to 10 years and at prices no less than 85% of the estimated fair market value of the shares on the date of grant as determined by the Board, provided, however, (i) the exercise price of an ISO, NSO, and SPR shall not be less than 100%, 85%, and 85% of the estimated fair values of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. To date, options granted generally vested over four to five years.

In accordance to the terms of the employment offer with the chief executive officer, Centrality has reserved up to 675,580 shares under the 1999 Stock Option Plan as equity award for the attainment of certain performance milestones by the officer. In January 2006, Centrality issued stock options to purchase 1,000,000 shares of Centrality’s common stock at $0.63 per share to the chief executive officer to replace the above terms in the employment offer.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Stock option activities under the Plan are summarized as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding—December 31, 2004 (2,326,309 shares exercisable at weighted-average exercise price of $0.15 per share)	2,485,323	3,302,935	$0.17
Increase in authorized shares under the Plan	4,800,000
Granted (weighted-average fair value of $0.03 per share)	(3,252,739)	3,252,739	0.18
Exercised		(1,229,590)	0.14
Canceled and returned to 1999 Stock Plan	142,001	(142,001)	0.18

Outstanding—December 31, 2005 (1,824,874 shares exercisable at weighted-average exercise price of $0.17 per share)	4,174,585	5,184,083	0.18
Granted (weighted-average fair value of $0.44 per share)	(3,795,000)	3,795,000	0.63
Exercised		(466,501)	0.16
Canceled and returned to 1999 Stock Plan	491,958	(491,958)	0.29

Outstanding—December 31, 2006	871,543	8,020,624	$0.39	7.67

Options vested & exercisable—December 31, 2006		2,543,361	$0.19	7.14

Additional information regarding options outstanding as of December 31, 2006, is as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.075 – $0.075	25,000	3.30	$0.075	25,000	$0.075
$0.100 – $0.100	30,000	4.16	0.100	30,000	0.100
$0.180 – $0.180	4,286,562	7.44	0.180	2,399,925	0.180
$0.630 – $0.630	3,679,062	7.99	0.630	88,436	0.630

$0.075 – $0.630	8,020,624	7.67	0.386	2,543,361	0.194

Stock-Based Compensation—On January 1, 2006, Centrality adopted the provision of SFAS No. 123(R) using the Prospective method for its transition. Under this method, only awards granted or modified after the adoption date are accounted for in accordance with SFAS 123(R) “Share-Based Payment”.

Valuation and Amortization Method—Centrality’s policy is to use the Black-Scholes Single Option approach which determines a single value for each grant; in addition, Centrality’s policy is to amortize that value over the vesting term on a straight-line basis, net of estimated forfeitures. Minimum variables to be determined include expected volatility, estimated term and risk-free interest rate. The estimated term input is the

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

expected term from grant date and cannot be shorter than the term from grant to full vest date (or the average vesting period, for awards subject to graded vesting that are valued as a single award with a single average expected term).

Expected Term—Centrality has elected to use the safe harbor method described in Staff Accounting Bulletin 107 to compute expected term. Centrality’s stock option plan provides for a 10-year term to expiration. The majority of the options granted in 2006 vest 25% after 1 year and 1/48 per month thereafter. Based on the above, Centrality computed an expected term of 6.08 years for awards granted in 2006.

Expected Volatility—Centrality estimates volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term. For 2006, Centrality has estimated future volatility to be approximately 75%.

Risk-Free Interest Rate—Centrality bases the risk-free interest rate that it uses in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Dividend—Centrality does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option-pricing model.

Centrality used the following weighted-average assumptions to determine stock-based compensation expense:

	2006	2005
Expected life	6.08	4
Risk-free interest rate	4.55%–4.99%	3.58%–4.40%
Expected dividend yield	— %	— %
Volatility	75%	— %

Stock-Based Compensation Expense—Total compensation cost for Centrality’s stock plans in the year of 2006 was $323,833, and included the following:

2006
Stock-based compensation expense by caption:
General and administrative	$119,522
Research and development	126,118
Sales and marketing	78,193

Total	$323,833

As of December 31, 2006, there was $865,768 of unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options granted to Centrality’s employees. This cost will be recognized over an estimated weighted-average period of approximately 3.15 years. Total unrecognized cost will be adjusted for future changes in estimated forfeitures.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

8.	Income Taxes

Centrality accounts for the income taxes using the asset and liability approach for financial reporting purposes. Under SFAS No. 109, Accounting for Income Taxes, deferred tax assets, including net operating loss carryforward, and liabilities are determined based on temporary differences between the book and tax basis of assets and liabilities. Due to Centrality’s net loss, there were no other tax provisions except foreign tax provision of $38,000 for subsidiary income taxes for the year ended December 31, 2006. The tax effects of temporary differences that give rise to significant portions of Centrality’s net deferred tax asset as of December 31, 2006 and 2005, are as follows:

	2006	2005
Net operating loss carryforwards	$10,061,000	$8,433,000
Tax credit carryforwards	1,543,000	1,632,000
Accruals and reserves recognized in different periods	888,000	318,000
Amortization of intangibles	240,000	263,000

Total	12,732,000	10,646,000

Less valuation allowance	(12,732,000)	(10,646,000)

Net deferred tax asset	$—	$—

Centrality has established a full valuation allowance against its deferred tax assets due to uncertainties surrounding the realization of such assets.

At December 31, 2006, Centrality has net operating loss carryforward of approximately $23,820,000 and $31,459,000 respectively, available to offset future federal, and California taxable income. Federal carryforward expire beginning in 2019, and the state carryforward expire at various dates beginning in 2007. Centrality also has net operating loss carryforward of approximately $1,369,000 at December 31, 2006, available to offset future China taxable income. The China loss carryforward begin to expire in 2007.

The Tax Reform Act of 1986 and the California Conformity Act of 1987 impose substantial restrictions on the utilization of net operating loss and tax credit carry forward in the event of an “ownership change,” as defined by the Internal Revenue Code (IRC). Any such ownership change could significantly limit Centrality’s ability to utilize its tax carryforward.

In relation to the income tax implications as a result of the implementation of the SFAS 123(R), Share-Based Payment, the company determines that there is no significant accounting and tax impact as the company has net operating loss with a full valuation allowance.

9.	Related-party Transactions

Other current assets include an amount of $11,440 representing a security deposit for Centrality’s chief executive officer’s residence.

In December 2006, Centrality issued 70,876 shares of Series D preferred stock with an estimated fair value of $1.552 per share, to ChampionScott Partners, a shareholder, which completed the placement for Centrality’s VP of Wordwide Sales, VP General Manager of China, and VP of Operation.

CENTRALITY COMMUNICATIONS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

10.	Employee Benefits

Centrality sponsors a defined contribution retirement plan (the “Retirement Plan”), which qualifies under Section 401(k) of the IRC of 1986. The Retirement Plan covers essentially all U.S. employees. Eligible employees may make voluntary contributions to the Retirement Plan, and Centrality is allowed to make discretionary contributions. For the years ended December 31, 2006 and 2005, Centrality did not make any contributions.

11.	Subsequent Events

In March 2007, Centrality borrowed $3,500,000 from the Growth Capital Loan with Gold Hill and SVB (see Note 4). Warrants to purchase an additional 109,998 shares of Series D-1 preferred stock at $1.552 per share were issued in connection with this borrowing.

In January 2007, Centrality issued 526,000 shares of common stock options to its employees with an exercise price of $0.63 per share.

In May 2007, Centrality, with shareholder approval, amended the 1999 Stock Plan to increase the number of shares of Common Stock reserved for issuance under such Plan from 11,008,333 shares to 13,508,333 shares.

In May 2007 Centrality issued 1,559,000 shares of common stock options to its employees with an exercise price of $0.88 per share.

In June 2007, SiRF Technology Holdings, Inc. (NASDAQ: SIRF), signed a definitive agreement to acquire Centrality for a total estimated purchase price of $283 million in stock and cash. If the acquisition is not consummated, Centrality has the right to borrow, under certain conditions, $15 million from SiRF Technology Holdings, Inc. in the form of convertible notes. The convertible notes will bear interest at prime rate and be convertible into preferred stock of Centrality at the option of the holder. The conversion rate is to be determined based on a pre-money valuation of Centrality which is equal to the lower of pre-money valuation of the next round of financing or $175 million immediately prior to conversion. Any borrowings are repayable in two years if the notes are not otherwise converted to preferred stock of Centrality.

In July 2007, Centrality issued 188,000 shares of common stock options to its employees with an exercise price of $5.43 per share.

* * * * * *

APPENDIX A—FINANCIAL INFORMATION FILED BY SIRF IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED MARCH 28, 2009

The following SiRF financial information is taken from SiRF’s quarterly report on Form 10-Q for the quarterly period ended March 28, 2009, as filed with the Securities and Exchange Commission on May 5, 2009.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements

SiRF Technology Holdings, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 28, 2009	December 27, 2008 (1)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$75,578	$85,840
Marketable securities	33,967	29,950
Accounts receivable, net of allowance for doubtful accounts of $302 and $252 as of March 28, 2009 and December 27, 2008, respectively	21,671	16,329
Inventories	12,680	16,372
Prepaid expenses and other current assets	2,832	4,175

Total current assets	146,728	152,666
Property and equipment, net	12,752	13,637
Identified intangible assets, net	18,194	21,602
Long-term deferred tax assets	2,886	2,837
Other long-term assets	713	688
Note receivable	2,219	3,919

Total assets	$183,492	$195,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,317	$15,038
Accrued payroll and related benefits	7,960	8,535
Other accrued liabilities	8,956	7,743
Deferred margin on shipments to distributors	1,931	1,714
Deferred revenue	1,074	1,368
Advance contract billings	249	23
Rebates payable to customers	837	1,026

Total current liabilities	33,324	35,447
Long-term deferred tax liabilities	164	165
Long-term income taxes payable	3,035	3,022
Long-term obligations	1,935	1,695

Total liabilities	38,458	40,329
Commitments and contingencies (Note 16)	—	—
Stockholders’ equity:
Common stock	6	6
Additional paid-in capital	600,311	593,350
Accumulated other comprehensive loss	12	21
Accumulated deficit	(455,295)	(438,357)

Total stockholders’ equity	145,034	155,020

Total liabilities and stockholders’ equity	$183,492	$195,349

(1)	The condensed consolidated balance sheet information was derived from SiRF Technology Holdings, Inc. audited Consolidated Financial Statements for the fiscal year ended December 27, 2008.

See accompanying Notes to Condensed Consolidated Financial Statements (unaudited).

SiRF Technology Holdings, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	March 28, 2009	March 31, 2008
Revenue:
Product revenue	$32,321	$59,928
License royalty revenue	1,927	2,048

Net revenue	34,248	61,976
Cost of revenue:
Cost of product revenue (includes stock-based compensation expense of $332 and $217 for the three months ended March 28, 2009 and March 31, 2008, respectively)	18,346	31,898
Amortization of acquisition-related intangible assets	2,150	3,707

Gross profit	13,752	26,371
Operating expenses:
Research and development (includes stock-based compensation expense of $4,340 and $4,808 for the three months ended March 28, 2009 and March 31, 2008, respectively)	20,984	26,881
Sales and marketing (includes stock-based compensation expense of $1,221 and $1,371 for the three months ended March 28, 2009 and March 31, 2008, respectively)	4,812	7,425
General and administrative (includes stock-based compensation expense of $885 and $2,480 for the three months ended March 28, 2009 and March 31, 2008, respectively)	10,543	15,090
Amortization of acquisition-related intangible assets	861	2,489
Restructuring and asset impairment charges	688	473

Total operating expenses	37,888	52,358
Operating loss	(24,136)	(25,987)
Interest income	228	1,149
Other expense, net	(48)	(137)
Gain on note receivable previously impaired	7,300	—

Other income, net	7,480	1,012
Net loss before provision for income taxes	(16,656)	(24,975)
Provision for income taxes	282	3,110

Net loss	$(16,938)	$(28,085)

Net loss per share:
Basic	$(0.27)	$(0.47)
Diluted	$(0.27)	$(0.47)
Weighted average number of shares used in per share calculations:
Basic	62,754	60,334
Diluted	62,754	60,334

See accompanying Notes to Condensed Consolidated Financial Statements (unaudited).

SiRF Technology Holdings, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended
	March 28, 2009	March 31, 2008
Operating activities:
Net loss	$(16,938)	$(28,085)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	6,777	8,907
Depreciation and amortization of property and equipment	1,034	1,365
Loss on disposal of property and equipment	—	57
Noncash restructuring activities	184	—
Gain on note receivable previously impaired	(7,300)	—
Amortization of identified intangible assets	3,474	6,546
Impairment of identified intangible assets	474	186
Accretion of investment discount	(55)	(226)
Deferred tax assets, net	(50)	2,836
Excess tax benefit from employee equity incentive plans	—	(389)
Gross excess tax benefit from stock-based compensation	—	(101)
Change in goodwill related to tax benefits on exercises of assumed stock options	—	11
Deferred rent	(92)	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(5,342)	14,413
Inventories	3,747	(2,354)
Prepaid expenses and other current assets	1,374	741
Other long-term assets	(26)	65
Accounts payable	(2,720)	(7,319)
Accrued payroll and related benefits	(596)	(3,598)
Other accrued liabilities	1,213	5,709
Deferred margin on shipments to distributors	217	(735)
Deferred revenue	(294)	237
Advance contract billings	226	(11)
Rebates payable to customers	(189)	(1,416)
Other long-term liabilities	339	329

Net cash used in operating activities	(14,543)	(2,832)

Investing activities:
Purchases of available-for-sale investments	(16,968)	(6,596)
Maturities and sales of available-for-sale investments	12,997	33,600
Purchases of property and equipment, net of disposals	(364)	(2,190)
Purchases of intellectual property assets	(540)	(1,223)
Issuance of note receivable	—	(13,500)
Note receivable proceeds	9,000	—

Net cash provided by investing activities	4,125	10,091

Financing activities:
Proceeds from issuance of common stock	156	592
Gross excess tax benefit from stock-based compensation	—	101

Net cash provided by financing activities	156	693

Net increase (decrease) in cash and cash equivalents	(10,262)	7,952
Cash and cash equivalents at beginning of period	85,840	100,963

Cash and cash equivalents at end of period	$75,578	$108,915

See accompanying Notes to Condensed Consolidated Financial Statements (unaudited).

SiRF Technology Holdings, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1.	Organization and Summary of Significant Accounting Policies

Organization

SiRF Technology Holdings, Inc., or SiRF, is a leading semiconductor supplier of Global Positioning System, or GPS, based location technology solutions designed to provide location awareness capabilities in high volume mobile consumer and commercial systems, personal digital assistants, portable navigation devices and GPS based peripheral devices, and into commercial systems such as fleet management and road tolling systems. SiRF Technology was incorporated in the state of California in February 1995 and reincorporated in the state of Delaware in September 2000. SiRF was incorporated in the state of Delaware in June 2001 when all of SiRF Technology’s capital was exchanged for SiRF Capital.

Pending Merger

On February 9, 2009, SiRF entered into an Agreement and Plan of Merger, or the Merger Agreement, with CSR plc., or CSR, and Shannon Acquisition Sub, Inc., or Shannon. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Shannon will merge with and into SiRF with SiRF surviving as a wholly-owned subsidiary of CSR, or the Merger. Under the terms of the Merger Agreement, SiRF’s stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock they own (subject to anti-dilution adjustments). Holders of SiRF’s common stock prior to the Merger will receive cash in the Merger in lieu of fractional ordinary shares of CSR.

Basis of Presentation

The condensed consolidated financial statements include SiRF and its wholly-owned subsidiaries. Unless otherwise specified, references to SiRF are references to SiRF and its consolidated subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

The interim financial information is unaudited, but reflects all normal adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These condensed consolidated financial statements and accompanying notes should be read in conjunction with SiRF’s annual consolidated financial statements and the notes thereto for the fiscal year ended December 27, 2008.

Fiscal Year End

Effective July 1, 2008, SiRF changed its fiscal year end so that the fiscal year is the 52- or 53- week period ending on the Saturday closest to December 31. In a 52-week year, each fiscal quarter consists of 13 weeks. The additional week in a 53-week year is added to the fourth quarter, making such quarter consist of 14 weeks. In this report SiRF compares the three months ended March 28, 2009 to the three months ended March 31, 2008. The difference in the periods due to the change in the fiscal year end is three days, which did not have a significant impact on the comparability of SiRF’s financial statements.

Use of Estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates include, but are not limited to, recognition of revenue, provision for inventory write downs, valuation of stock-based compensation, valuation of long-lived assets, provision for doubtful accounts, provision for product warranty claims and valuation of deferred tax assets. Actual results could differ from those estimates.

SiRF Technology Holdings, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Revenue Recognition

SiRF derives revenue primarily from sales of semiconductor chip sets, and to a lesser extent, from licenses of its intellectual property and premium software products.

Revenue from sales of semiconductor chip sets is recognized when persuasive evidence of a sales arrangement exists, transfer of title and acceptance, where applicable, occurs, the sales price is fixed or determinable and collection is probable. SiRF also evaluated its historical experience and other known factors to determine the appropriate reserve for product returns. Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of SiRF’s standard product warranty, related to the sale of chip sets. Further, SiRF has had no incidents of formal customer acceptance terms or further obligations to date. SiRF assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Collectibility is assessed based primarily on the creditworthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

SiRF defers the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. Price protection rights grant distributors the right to a credit in the event of declines in the price of SiRF’s products. Also, several of SiRF’s distributors purchase products at a standard gross price and receive price reductions for sales to certain end customers. In these circumstances, SiRF’s accounts receivable and deferred revenue balances represent the gross invoice price of shipments to those distributors. Upon product sell-through, these distributors may receive a credit to adjust the gross price to the applicable net price for those sales. This method has no impact to SiRF’s consolidated statement of operations because the sell-through model is used.

SiRF enters into co-branding rebate agreements with and provides incentive rebates to certain direct customers and indirect customers (for products sold through distributors). SiRF records reductions to revenue for commitments related to such incentive programs in accordance with Emerging Issues Task Force, or EITF, No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Co-branding agreements allow certain direct customers to receive a per-unit rebate for products purchased, provided the customer participates in SiRF’s co-branding program. The co-branding program typically consists of placing SiRF’s logo on the customer’s website or otherwise including it in marketing collateral or documentation. Incentive rebates are offered from time to time at SiRF’s discretion to both direct and indirect customers and are also provided in the form of a per-unit rebate for products purchased. Accruals for the actual costs of these incentive programs are recorded at the time the related revenue is recognized and are recorded based on the contractual or agreed upon per-unit rebate of product purchased by direct customers or sold through by distributors. Commitments related to incentive programs to both direct and indirect customers are presented in the consolidated balance sheets as rebates payable to customers.

SiRF licenses rights to use its intellectual property to permit licensees to utilize SiRF’s technology. SiRF also licenses rights to use its premium software products to licensees to enable SiRF chip sets to provide enhanced functionality in specific applications. SiRF recognizes revenue from standalone license rights to use the intellectual property in accordance with the Securities and Exchange Commission, or SEC, Staff Accounting Bulletin, or SAB No. 104, Revenue Recognition. Revenue from standalone rights to use SiRF’s premium

SiRF Technology Holdings, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

software products is recognized in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. Subsequent to the sale of SiRF’s premium software products, it has no obligation to provide any level of post-contract customer support, including modification, customization, upgrades or enhancements. The cost of revenue associated with licenses is insignificant.

Certain sales of SiRF’s chip sets to direct customers are bundled with its premium software products. In such arrangements, both the premium software and chip sets are delivered simultaneously and post-contract customer support is not provided. SiRF applies the guidance in EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, and recognizes revenue from such bundled arrangements generally upon delivery of the chip sets, assuming all other basic revenue recognition criteria are met, as both the chip sets and software are considered delivered elements and no undelivered elements exist.

SiRF earns royalties on licensees’ sales of their products incorporating the licensed intellectual property or premium software based upon the specific criteria included in the associated royalty agreements. SiRF’s licensees, however, do not report and pay royalties owed for sales in any given quarter until after the conclusion of that quarter. SiRF recognizes all royalty revenue based solely on royalties reported by licensees during such quarter.

Inventories

Inventory costs are determined using standard costs that approximate actual costs under the first-in, first-out method. SiRF’s standard cost policy is to continuously review and set standard costs at current manufacturing costs. Manufacturing overhead standards for product cost are calculated assuming full absorption of projected spending over projected volumes. SiRF writes-down inventories that have become obsolete or are in excess of anticipated demand or net realizable value. SiRF performs a detailed review of inventory each period that considers multiple factors including demand forecasts, market conditions, product life cycle status, product development plans and current sales levels. Demand forecasts involve estimates, such as customer product demand projections based on its historical experience, timing of new product introductions, timing of customer transitions to new products and sell-through of products at different average selling prices. Due to the current economic conditions and the potential customer uncertainty as a result of the United States International Trade Commission, or ITC, Final Determination (see Note 16, Commitments and Contingencies ), it is increasingly difficult to forecast demand and, if future demand or market conditions for SiRF’s products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, SiRF may be required to record additional write downs which could negatively impact gross margins in the period when the write-downs are recorded. If actual market conditions are more favorable, SiRF may have higher gross margins when products incorporating inventory that was previously written down are sold.

Stock-Based Compensation

The fair value of SiRF’s employee stock options and purchase rights is estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, as disclosed in Note 5, Stock-based Compensation , including the price volatility of the underlying stock and the option’s expected term. The expected term for option grants and for options assumed in connection with acquisitions is estimated based on a consideration of, among other things, historical exercise patterns, the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. SiRF utilizes its own historical volatility in valuing its stock option grants and purchase rights under its 2004 Employee Stock Purchase Plan, or the Purchase Plan. In addition, SiRF estimates forfeitures at the time of grant, and revises if necessary, in subsequent periods if actual forfeitures differ from those estimates. SiRF’s estimate of

SiRF Technology Holdings, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

expected forfeitures considers historical termination behavior, as well as retention related factors. SiRF elected to use the straight-line attribution method for awards granted after the adoption of Statement of Financial Accounting Standards, or SFAS No. 123R and continues to use a multiple option valuation approach for awards granted prior to the adoption of SFAS No. 123R that were unvested as of the effective date. Actual volatility, SiRF’s options’ actual lives, interest rates and forfeitures may be different from its assumptions, which would result in the actual fair value of the stock options and purchase rights being different than estimated.

Assessment of Long-Lived Assets and Identified Intangible Assets

Identified intangible assets consist of acquired developed and core technology, patents, trade names, non-compete agreements and intellectual property assets. These intangible assets are amortized using the straight-line method over their estimated useful lives. Acquired developed and core technology, patents, trade names, non-compete agreements, and intellectual property assets are amortized over their approximated weighted average estimated useful life of 4, 13, 4, 2 and 3 years, respectively.

SiRF assesses the potential impairment of identified intangible assets and long-lived assets on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors SiRF considers important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of SiRF’s use of the acquired assets;

•	significant negative industry or economic trends; and

•	significant decline in SiRF’s market capitalization.

When it is determined that the carrying value of identified intangible assets or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, SiRF tests for recoverability based on an estimate of future undiscounted cash flows as compared to the asset’s carrying value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

In determining fair value, SiRF considers various factors including SiRF’s market capitalization, estimates of control premiums, estimates of future market growth and trends, forecasted revenue and costs, discount rates, expected periods over which SiRF’s assets will be utilized and other variables. SiRF’s growth estimates were based on historical data and internal estimates developed as part of its long-term planning process. SiRF bases its fair value estimates on assumptions believed to be reasonable, but which are inherently uncertain. Should actual results differ significantly from current estimates, the amount of impairment charges recorded could be different or future impairment charges may result on identified intangible assets and other long-lived assets.

Income Taxes

SiRF accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, SiRF determines deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes payable. However, because tax laws and

SiRF Technology Holdings, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, resulting in a deferred tax liability or deferred tax asset.

In preparing its consolidated financial statements, SiRF assesses the likelihood that its deferred tax assets will be realized from future taxable income. SiRF establishes a valuation allowance if it determines that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in the consolidated statements of operations as a provision for (benefit from) income taxes. SiRF exercises significant judgment in determining the provision for income taxes or deferred tax assets and liabilities and future taxable income for purposes of assessing its ability to utilize any future tax benefit from its deferred tax assets. As of March 28, 2009, SiRF has recorded a full valuation allowance against all of its U.S. deferred tax assets, except for a portion sufficient to offset its U.S. FIN No. 48 liabilities. The deferred tax assets consist primarily of net operating loss and tax credits carryforwards. In assessing the need for a valuation allowance, SiRF considers all available positive and negative evidence such as earnings history, projections of future income, future reversals of existing taxable temporary differences, and tax planning strategies. SiRF’s cumulative loss in the most recent three-year period, including the current net loss reported, represents negative evidence sufficient to maintain a valuation allowance under the provisions of SFAS No. 109. SiRF intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. SiRF evaluates its uncertain tax positions under the provisions of Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return. SiRF only recognizes tax benefits for positions that are more likely than not to be sustained upon final resolution with a taxing authority. SiRF measures these tax benefits by estimating the amount of benefit that corresponds to the cumulative probability greater than 50% of being sustained upon final resolution with a taxing authority. SiRF exercises significant judgment in estimating the final resolution of its tax positions with a taxing authority. SiRF believes it has adequately provided for any reasonably foreseeable adjustments to its tax liability. If SiRF ultimately determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary in accordance with FIN No. 48.

Note 2.	Recent Accounting Pronouncements

Adoption of Recent Accounting Pronouncements

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides a framework that clarifies the fair value measurement objective within GAAP and its application under the various accounting standards where fair value measurement is allowed or required. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to

SiRF Technology Holdings, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, FASB Staff Position, or FSP No. 157-b was issued, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, including interim periods within that fiscal year for items within the scope of the FSP. Effective January 1, 2008, SiRF adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities within the scope of FSP No. 157-b. Effective December 28, 2008, SiRF adopted SFAS No. 157 as it applies to nonfinancial assets and nonfinancial liabilities within the scope of FSP No. 157-b. The full adoption of SFAS No. 157 did not have a material impact on SiRF’s financial position and results of operations.

Recently Issued Accounting Pronouncements

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP Financial Accounting Standard, or FAS, 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. FSP No. 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. SiRF does not believe that the implementation of this standard will have a material impact on its consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP Nos. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP Nos. 115-2 and 124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change FSP Nos. 115-2 and 124-2 bring is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. FSP Nos. 115-2 and 124-2 are effective for interim and annual reporting periods ending after June 15, 2009. SiRF does not believe that the implementation of this standard will have a material impact on its consolidated financial statements.

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Note 3.	Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding, excluding the weighted average unvested common shares subject to repurchase. Diluted net income (loss) per share is computed giving effect to all potentially dilutive common stock including common stock subject to repurchase, stock options, warrants, restricted stock units and potential shares associated with employee stock purchase plan withholdings. See Note 5, Stock-Based Compensation, for further information.

The reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share for the three months ended March 28, 2009 and March 31, 2008 is as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(In thousands, except per share amounts)
Numerator:
Net loss	$(16,938)	$(28,085)
Denominator:
Weighted average common shares outstanding	62,754	60,657
Less: Weighted average common shares outstanding subject to repurchase	—	(323)

Total weighted average shares used in net loss, basic	62,754	60,334

Net loss per share:
Basic	$(0.27)	$(0.47)
Diluted	$(0.27)	$(0.47)

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share as their effect would be anti-dilutive:

	March 28, 2009	March 31, 2008
	(In thousands)
Outstanding common stock options	6,619	9,438
Restricted stock units	2,658	1,695

	9,277	11,133

Note 4.	Fair Value

SFAS No. 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, SiRF considers the principal or most advantageous market in which SiRF would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Fair Value Hierarchy

SFAS No. 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s

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categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

SiRF measures financial assets, specifically money market funds and marketable debt instruments, at fair value on a recurring basis. SiRF does not have any financial liabilities that are measured at fair value on a recurring basis.

The fair value of these financial assets was determined using the following inputs as of March 28, 2009:

Description	Total	Fair Value Measurements at March 28, 2009 Using
		(In thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (1)	$33,090	$33,090	$—	$—
United States government treasury securities (2)	27,974	—	27,974	—
Commercial paper (3)	31,987	—	31,987	—

Total	$93,051	$33,090	$59,961	$—

(1)	Included in cash and cash equivalents on SiRF’s condensed consolidated balance sheet.

(2)	$16.0 million of which is included in cash and cash equivalents, and $12.0 million of which is included in marketable securities on SiRF’s condensed consolidated balance sheet.

(3)	$10.0 million of which is included in cash and cash equivalents and $22.0 million of which is included in marketable securities on SiRF’s condensed consolidated balance sheet.

The fair value of these financial assets was determined using the following inputs as of December 27, 2008:

Description	Total	Fair Value Measurements at December 27, 2008 Using
		(In thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market funds (1)	$27,030	$27,030	$—	$—
United States government treasury securities (2)	23,994	—	23,994	—
Commercial paper (3)	41,947	—	41,947	—

Total	$92,971	$27,030	$65,941	$—

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(1)	Included in cash and cash equivalents on SiRF’s consolidated balance sheet.

(2)	$20.0 million of which is included in cash and cash equivalents and $4.0 million of which is included in marketable securities on SiRF’s consolidated balance sheet.

(3)	$16.0 million of which is included in cash and cash equivalents and $26.0 million of which is included in marketable securities on SiRF’s consolidated balance sheet.

SiRF’s investments in money market funds and marketable debt instruments (commercial paper and United States government treasury securities) are measured at fair value on a recurring basis. SiRF’s money market funds comply with Rule 2a-7 of the Investment Company Act of 1940 and are required to be priced and have a fair value of $1 net asset value per share. These money market funds are actively traded and reported daily through a variety of sources. Due to the structure and valuation required by the Investment Company Act of 1940 regarding Rule 2a-7 funds, the fair value of the money market fund investments are classified as Level 1. The fair value of SiRF’s marketable debt instruments is calculated using a matrix-based approach by a third party pricing service. A computer-based model considers the instruments’ days to final maturity and external credit rating in order to assign a current yield. An evaluated price is then calculated using that current yield. The following observable inputs are utilized as inputs into the daily matrix evaluations: maturity date, issue date, credit rating, settlement date and interest rate and, therefore, these investments are classified as Level 2 instruments. As of March 28, 2009 and December 27, 2008, the marketable debt instruments are stated at amortized cost which approximates fair value as determined by the matrix-based approach.

Note 5.	Stock-Based Compensation

SiRF accounts for its stock-based compensation in accordance with the provisions of SFAS No. 123R. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period.

The fair value of SiRF’s stock options and the Purchase Plan rights were estimated using a Black-Scholes option pricing model. This model requires the input of highly subjective assumptions, along with certain policy elections in adopting and implementing SFAS No. 123R, including the options’ expected life and the price volatility of SiRF’s underlying stock. Actual volatility, expected lives, interest rates and forfeitures may be different than SiRF’s assumptions, which would result in an actual value of the options being different than estimated. The fair value of stock-based awards is amortized over the requisite service period of the award using the straight-line attribution method for awards granted after the adoption of SFAS No. 123R, and SiRF continues to use the multiple option valuation approach for awards granted prior to the adoption of SFAS No. 123R.

Expected Term: SiRF’s expected term represents the period that SiRF’s stock options are expected to be outstanding. The expected term for option grants and for options assumed in connection with acquisitions is estimated based on a consideration of, among other things, historical exercise patterns, the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.

Expected Volatility: SiRF utilized its own historical volatility in valuing its stock option grants and purchase rights under the Purchase Plan.

Expected Dividend: SiRF has not issued any dividends, nor does it expect to issue dividends; therefore, a dividend yield of zero was used.

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Risk-Free Interest Rate: SiRF based the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield currently available on United States Treasury zero-coupon issues with an equivalent expected term.

Estimated Pre-vesting Forfeitures: SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. SiRF has considered historical termination behavior, as well as retention-related factors in its forfeiture estimation process. There is an inverse relationship between the forfeiture rate and the impact on stock-based compensation expense. Therefore, if the estimated forfeiture rate decreased, the amount of stock-based compensation expense will increase. SiRF based its forfeiture estimates on assumptions believed to be reasonable, but which are inherently uncertain. Should actual forfeitures differ significantly from current estimates, SiRF’s stock-based compensation expense will be impacted.

Stock Option and Employee Stock Purchase Plans

1995 Stock Plan

In March 1995, SiRF adopted the 1995 Stock Plan, or the 1995 Plan, to provide incentive and non-statutory stock options to purchase shares of common stock to employees and independent contractors. Under the 1995 Plan, the exercise price for incentive stock options is at least 100% of the stock’s fair market value on the date of grant for employees owning 10% or less of the voting power of all classes of stock, and at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock. For non-statutory stock options, the exercise price is at least 110% of the fair market value on the date of grant for employees owning more than 10% of the voting power of all classes of stock and no less than 85% for employees owning 10% or less of the voting power of all classes of stock. The 1995 Plan was terminated upon the completion of SiRF’s initial public offering in April 2004 and the remaining 19,558 stock options not granted under the 1995 Plan were cancelled. No shares of SiRF’s common stock remain available for issuance under the 1995 Plan other than for satisfying exercises of stock options granted under this plan prior to its termination. As of March 28, 2009, no shares of common stock have been reserved for issuance under the 1995 Plan and options to purchase a total of 1,512,646 shares of common stock were outstanding.

Options generally vest over a period of four years, generally become exercisable beginning six months from the date of employment or grant and expire ten years from the date of grant. Unvested common stock issued to employees, directors and consultants under stock purchase agreements is subject to repurchase at SiRF’s option upon termination of employment or services at the original purchase price. This right to repurchase expires ratably over the vesting period.

2004 Stock Incentive Plan

In March 2004, SiRF adopted the 2004 Stock Incentive Plan, or the 2004 Plan. Under the 2004 Plan, 5,000,000 shares of common stock were reserved for issuance upon the completion of SiRF’s initial public offering on April 22, 2004. On January 1 of each year, starting in 2005, the aggregate number of shares reserved for issuance under the 2004 Plan increase automatically by the lesser of (i) 5,000,000 shares, (ii) 5% of the total number of shares of common stock outstanding on the last day of the immediately preceding year, or (iii) a number of shares determined by the Board of Directors. Forfeited options or awards generally become available for future awards. Under the 2004 Plan, the exercise price for incentive stock options is at least 100% of the stock’s fair market value on the date of grant for employees owning 10% or less of the voting power of all classes of stock, and generally not available to employees owning more than 10% of the voting power of all classes of common stock. For non-statutory stock options, the exercise price is no less than 85% of the stock’s fair market value on the date of grant.

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Under the 2004 Plan, options generally expire between six and ten years after the date of grant. However, the term of the options may be limited to five years if the optionee owns stock representing more than 10% of the voting power of all classes of stock. Vesting periods for options and restricted stock units are determined by SiRF’s Board of Directors and generally provide for shares to vest over a two to four year period. As of March 28, 2009, 4,452,411 options to purchase common stock and 2,657,844 unvested restricted stock units granted were outstanding and 6,896,836 options were available for issuance under the 2004 Plan.

2004 Employee Stock Purchase Plan

In March 2004, SiRF adopted the Purchase Plan. Under the Purchase Plan, 1,000,000 shares were reserved for issuance upon SiRF’s completion of its initial public offering. On January 1 of each year, starting in 2005, the number of shares reserved for issuance automatically increases by the lesser of (i) 750,000 shares, (ii) 1.5% of issued and outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) a number of shares determined by the Board of Directors. Eligible employees are allowed to have salary withholdings of up to 15% of cash compensation to purchase shares of common stock at a price equal to 85% of the lower of the fair market value of the stock on the first trading day of the offering period or the fair market value on the purchase date. There were no shares of common stock issued under the Purchase Plan during the three months ended March 28, 2009 and 1,206,676 shares were available for issuance under the Purchase Plan. As of March 28, 2009, there was $1.2 million of total unrecognized compensation cost related to the Purchase Plan rights that is expected to be recognized over the remaining accumulation periods comprising the offering periods.

TrueSpan 2004 Stock Incentive Plan

In March 2006, in connection with the acquisition of TrueSpan, SiRF assumed the existing TrueSpan 2004 Stock Incentive Plan, or the TrueSpan Plan. All unvested options granted under the TrueSpan Plan were assumed by SiRF as part of the acquisition. All contractual terms of the assumed options remain the same, except for the converted number of shares and exercise price based on an exchange ratio determined as part of the acquisition agreement. As of March 28, 2009, no additional options can be granted under the TrueSpan Plan and options to purchase a total of 3,695 shares of common stock were outstanding.

Centrality 1999 Stock Plan

In August 2007, in connection with the acquisition of Centrality, SiRF assumed the existing Centrality 1999 Stock Plan, or the Centrality Plan. All unvested options granted under the Centrality Plan were assumed by SiRF as part of the acquisition. All contractual terms of the assumed options remain the same, except for the converted number of shares and exercise price based on an exchange ratio determined as part of the acquisition agreement. No additional options can be granted under the Centrality Plan. As of March 28, 2009, options to purchase a total of 650,193 shares of common stock were outstanding.

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Stock-Based Compensation Assumptions

The fair value of stock options were estimated at the date of grant (or date of acquisition for options assumed) with the following weighted-average assumptions:

	Stock Options
	Three Months Ended
	March 28, 2009	March 31, 2008
Risk-free interest rate	1.6%	2.6%
Average expected term (in years)	3.8	3.8
Volatility	92%	70%
Dividend yield	—	—

The weighted average fair value of options granted with an exercise price equal to the fair value of common stock utilizing the Black-Scholes option pricing model during the three months ended March 28, 2009 and March 31, 2008, was $1.78 and $8.11, respectively. No options were granted in the periods presented with exercise prices below the deemed fair value of common stock ( i.e., stock price on the date of grant). For options assumed in connection with acquisitions, the fair value of the option is estimated at the date of acquisition.

The estimated fair value of purchase rights under the Purchase Plan is amortized over the individual accumulation periods comprising the offering period. There were no new purchase rights under the Purchase Plan valued during the first quarter of 2009 and 2008.

Outstanding Stock Options and Restricted Stock Units

A summary of stock option activity during the three months ended March 28, 2009 is presented below:

Options	Shares	Weighted Average Exercise Price
Options outstanding, December 27, 2008	7,350,026	$14.52
Granted	121,700	$1.80
Exercised	(216,796)	$0.70
Forfeited/Expired	(635,985)	$13.57

Options outstanding, March 28, 2009	6,618,945	$14.84

As of March 28, 2009, there was approximately $15.8 million of total unrecognized compensation cost related to unvested stock options granted and outstanding with a weighted average remaining vesting period of 1.8 years. Net cash proceeds from the exercise of stock options were approximately $0.2 million and $0.6 million for the three months ended March 28, 2009 and March 31, 2008, respectively. The aggregate intrinsic value of options exercised during the three months ended March 28, 2009, based on the aggregate weighted average exercise price was approximately $0.2 million.

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A summary of restricted stock unit activity during the three months ended March 28, 2009 is presented below:

Unvested Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value
Unvested, December 27, 2008	2,979,172	$11.01
Granted	101,300	$1.76
Vested	(48,522)	$27.96
Forfeited	(374,106)	$12.35

Unvested, March 28, 2009	2,657,844	$8.90

The fair value of SiRF’s restricted stock units is calculated based upon the fair market value of SiRF’s stock at the date of grant. As of March 28, 2009, there was $13.2 million of total unrecognized compensation cost related to unvested restricted stock units granted, which is expected to be recognized over a weighted average period of 1.0 year. The weighted average grant date fair value of restricted stock units that vested during the three months ended March 28, 2009 and March 31, 2008 was $1.4 million and $2.2 million, respectively.

Note 6.	Restructuring

On March 21, 2008, SiRF approved a corporate restructuring plan, or the Plan, in response to continuing economic uncertainties with the intent to improve its operating cost structure. As part of the Plan, SiRF has reduced its workforce through a combination of immediate lay-offs, elimination of non-essential positions and attrition. Also, as part of the Plan, SiRF closed its South San Francisco, California, office on June 1, 2008. SiRF also stopped further product developments in the mobile TV space. On July 24, 2008, SiRF approved an additional restructuring plan that was limited to reductions in force and reprioritizing of certain engineering projects. Most recently, on December 4, 2008, SiRF approved an additional corporate cost reduction and restructuring plan that included further reductions in force which by mid-2009 will reduce SiRF’s current workforce by 25% when combined with the spin-off of its former wholly-owned subsidiary, Kisel Microelectronics, A.B. The Plan also included the planned closure of its Bangalore, India office, as well as the discontinuance of product development efforts in Bluetooth technology. These combined restructuring activities have resulted in charges related to severance for terminated employees and other exit-related costs arising from contractual and other obligations, including leased facilities and impairment of long-lived assets. Related to these combined restructuring activities, as of March 28, 2009, SiRF incurred cumulative total pre-tax restructuring charges of $4.0 million, of which $1.8 million were cash expenditures related to employee severance and benefits arrangements and facilities, and the remaining $2.2 million were non-cash expenditures related to asset impairments. The restructuring charges are reported in the condensed consolidated statement of operations under operating expenses, “Restructuring and asset impairment charges.”

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The following table provides a summary of the activities for the three months ended March 28, 2009 related to SiRF’s restructuring activities:

	Employee Severance and Benefits	Asset Impairments	Facility and Other	Total
	(In thousands)
Restructuring balance, December 27, 2008	$418	$—	$—	$418
Charged to costs and expenses	503	—	185	688
Non-cash items	—	—	(185)	(185)
Cash payments	(679)	—	—	(679)

Restructuring balance, March 28, 2009	$242	$—	$—	$242

SiRF expects the December restructuring activities to be substantially completed by the second quarter of fiscal year 2009, with additional cash expenditures of less than $0.5 million related to employee severance and benefit arrangements and facilities in such quarter.

Note 7.	Inventories

Inventories consist of the following:

	March 28, 2009	December 27, 2008
	(In thousands)
Work-in-process	$4,152	$6,451
Finished goods	8,528	9,921

Total	$12,680	$16,372

Note 8.	Segment and Geographical Information

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The standard for determining what information to report is based on available financial information that is regularly reviewed and used by SiRF’s chief operating decision maker in evaluating SiRF’s financial performance and resource allocation. SiRF’s chief operating decision-maker is considered to be the CEO. Based on the criteria stated in SFAS No. 131 for determining separately reportable operating segments and the financial information available to and reviewed by the CEO, SiRF has determined that it operates as a single operating and reportable segment.

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Geographic Information

The following table summarizes net revenue by geographic region:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(In thousands)
Net revenue:
United States	$10,382	$10,196
International:
Asia-Pacific	17,232	41,169
Europe	2,671	8,400
Mexico	3,329	—
Other	634	2,211

Total net revenue	$34,248	$61,976

During the three months ended March 28, 2009, Mexico, Taiwan, China and United States accounted for 10%, 14%, 28% and 30% of net revenue, respectively. During the three months ended March 31, 2008, the United States and Taiwan accounted for 16% and 45% of net revenue, respectively. No other country accounted for more than 10% of SiRF’s consolidated net revenue during the three months ended March 28, 2009 and March 31, 2008.

SiRF determines geographic location of its revenue based upon the destination of shipment for all original equipment manufacturers and value-added customers, and based upon distributor location for all its distributor customers.

SiRF derives a substantial majority of its net revenue from sales to the automotive, mobile phone and consumer device markets.

The following table summarizes long-lived assets by geographic region:

	March 28, 2009	December 27, 2008
	(In thousands)
Long-lived assets:
United States	$10,665	$11,325
International:
China	1,357	1,329
India	505	822
Other	225	161

Total long-lived assets	$12,752	$13,637

Long-lived assets include fixed assets and are reported based on the location of the asset and excludes identified intangible assets, which are not allocated to specific geographic locations as it is impracticable to do so.

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Note 9.	Customer Concentration

As of March 28, 2009, four customers accounted for 17%, 11%, 10% and 10% of net accounts receivable. As of December 27, 2008, three customers accounted for 18%, 14% and 11% of net accounts receivable.

During the three months ended March 28, 2009, three customers accounted for 14%, 11% and 11% of net revenue. During the three months ended March 31, 2008, three customers accounted for 22%, 17% and 10% of net revenue.

Note 10.	Identified Intangible Assets

Identified intangible assets at March 28, 2009, consist of the following:

	Gross	Accumulated Amortization	Net
	(In thousands)
Acquisition-related developed and core technology	$38,328	$(26,712)	$11,616
Acquisition-related patents	2,000	(590)	1,410
Acquisition-related trade names	4,100	(1,952)	2,148
Acquisition-related non-compete agreements	4,240	(3,533)	707

Total acquisition-related intangible assets	48,668	(32,787)	15,881
Intellectual property assets	5,528	(3,215)	2,313

Total identified intangible assets	$54,196	$(36,002)	$18,194

Identified intangible assets at December 27, 2008, consist of the following:

	Gross	Accumulated Amortization	Net
	(In thousands)
Acquisition-related developed and core technology	$38,328	$(24,563)	$13,765
Acquisition-related patents	2,000	(551)	1,449
Acquisition-related trade names	4,100	(1,660)	2,440
Acquisition-related non-compete agreements	4,240	(3,003)	1,237

Total acquisition-related intangible assets	48,668	(29,777)	18,891
Intellectual property assets	4,988	(2,277)	2,711

Total identified intangible assets	$53,656	$(32,054)	$21,602

Amortization expense of acquisition-related intangible assets was $3.0 million and $6.2 million for the three months ended March 28, 2009 and March 31, 2008, respectively. Amortization of intellectual property assets was $0.5 million and $0.4 million for the three months ended March 28, 2009 and March 31, 2008, respectively, and was included in research and development expense. For the three months ended March 28, 2009, SiRF wrote off $0.5 million of intellectual property assets included in accumulated amortization as the intellectual property assets have no future benefit or alternative use as a result of a reallocation of resources amongst existing research and development projects. There were no write-offs of intangible assets for the three months ended March 31, 2008.

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Estimated future amortization expense related to identified intangible assets at March 28, 2009 is as follows:

Fiscal Year Ending	Amount
(In thousands)
2009 (9 months remaining)	9,039
2010	7,114
2011	1,051
2012	158
2013	154
Thereafter	678

Total	$18,194

Note 11.	Deferred Margin on Shipments to Distributors

Revenue on shipments made to distributors under agreements allowing right of return and price protection is deferred until the distributors sell the merchandise. Deferred revenue under these agreements and deferred cost of sales related to inventories held by distributors, are as follows:

	March 28, 2009	December 27, 2008
	(In thousands)
Deferred distributor revenue	$3,424	$2,905
Less: Inventory held at distributors	(1,493)	(1,191)

Deferred margin on shipments to distributors	$1,931	$1,714

Note 12.	Comprehensive Loss

The components of comprehensive loss, net of tax, are as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(In thousands)
Net loss	$(16,938)	$(28,085)
Other comprehensive gain (loss):
Change in unrealized gain (loss) on available-for-sale securities	(10)	(12)

Total comprehensive loss	$(16,948)	$(28,097)

Note 13.	Gain on Note Receivable Previously Impaired

On January 24, 2008, SiRF entered into a loan and security agreement whereby SiRF agreed to make advances totaling $13.5 million to a potential acquisition target in connection with SiRF’s proposal to acquire all outstanding shares of that entity. The loan agreement was collateralized by a security interest in all of the noteholder’s current and subsequently acquired assets, including without limitation all accounts, documents, equipment, general intangibles, goods, fixtures, instruments, inventory, financial assets and money. SiRF also entered into a Form of Intellectual Property Security Agreement whereby SiRF obtained a security interest in all

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of the target entity’s rights, title and interest in its intellectual property, including without limitation copyrights, patents and trademarks. The entire outstanding principal balance of the advances bore interest at a fixed rate of 5.0% per annum and was payable on July 24, 2009, or at an earlier date, if the noteholder was acquired by a party other than SiRF pursuant to the terms of the agreement. Subsequent to executing this agreement, SiRF decided not to proceed with the acquisition. In the second quarter of 2008, SiRF determined it was no longer probable that the principal under the note receivable was fully recoverable based on information received related to the business prospects of the noteholder. SiRF performed an impairment analysis of the fair value of the note receivable and, as a result of that analysis, recorded an impairment charge of $11.8 million in fiscal 2008. In February 2009, SiRF settled the note receivable and entered into a contingent loan assignment and assumption agreement with the borrower and a third party for the assignment by SiRF of the note receivable. Under the terms of the loan assignment and assumption agreement, SiRF received $9.0 million, plus accrued interest from January 31, 2009, as payment in full under the contingent loan assignment and assumption agreement. The gain on the note receivable previously impaired is $7.3 million which represents the proceeds received in excess of the carrying value of $1.7 million and is classified as non-operating income in the condensed consolidated statement of operations.

Note 14.	Short-Term Credit Facility

Prior to March 2009, the Company had maintained a short-term revolving line of credit under which it could borrow up to $5.0 million, including $5.0 million in the form of letters of credit, with an interest rate equal to the prime rate plus 1.25%. The line of credit expired in March 2009.

Note 15.	Related Party Transactions

On November 24, 2008, SiRF entered into a share purchase agreement whereby it sold 85% of its holdings in Kisel. During the first quarter ended March 28, 2009, Kisel provided certain engineering services to SiRF valued at approximately $0.5 million.

Note 16.	Commitments and Contingencies

SiRF may be subject to claims, legal actions and complaints, including patent infringement, arising in the normal course of business. The likelihood and ultimate outcome of such an occurrence is not presently determinable; however, there can be no assurance that SiRF will not become involved in protracted litigation regarding alleged infringement of third party intellectual property rights or litigation to assert and protect patents or other intellectual property rights of SiRF’s subsidiary SiRF Technology, Inc. Any litigation relating to patent infringement or other intellectual property matters could result in substantial cost and diversion of SiRF’s resources that could materially and adversely affect its business and operating results.

From time to time, SiRF enters into types of contracts that contingently require it to indemnify parties against third party claims. These contracts primarily relate to: (i) real estate leases, under which SiRF may be required to indemnify property owners for environmental and other liabilities, and other claims arising from use of the applicable premises; (ii) agreements with SiRF’s officers, directors and employees, under which SiRF may be required to indemnify such persons from liabilities arising out of their employment relationship; and (iii) agreements with customers to purchase chip sets and to license SiRF’s IP core technology or embedded software, under which SiRF may indemnify customers for intellectual property infringement claims, product liability claims or recall campaign claims related specifically to SiRF’s products. As for indemnifications related to intellectual property, these guarantees generally require SiRF to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims alleged against SiRF’s products.

SiRF Technology Holdings, Inc.

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Indemnifications related to product liability claims generally require SiRF to compensate the other party for damages stemming from use of SiRF’s products. Indemnifications related to recall campaigns generally require SiRF to compensate the other party for costs related to the repair or replacement of defective products. The nature of the intellectual property indemnification, the product liability indemnification, and the recall campaign indemnification prevents SiRF from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers in the event it is required to meet its contractual obligations. Historically, SiRF has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations. SiRF can provide no assurance as to the impact of the litigation on its customers and it may be subject to indemnification claims in the future. To date, SiRF has not received any claims for indemnification with respect to the ITC Final Determination (as defined below). However, SiRF has covered the litigation expenses related to the ITC investigation.

On December 15, 2006, SiRF Technology, Inc., filed a patent infringement complaint against Global Locate, Inc. and its United States distributor, SBCG, Inc. d/b/a Innovation Sales Southern California, in the United States District Court for the Central District of California. The complaint alleges infringement by Global Locate and SBCG of four patents assigned to SiRF Technology, Inc. and seeks both monetary damages and an injunction to prevent further infringement. On January 8, 2007, Global Locate answered the aforementioned complaint and filed counterclaims alleging infringement by SiRF Technology, Inc. of four patents and seeking monetary damages and an injunction to prevent further alleged infringement. On January 30, 2007, Global Locate filed an amended answer with additional counterclaims alleging violations by SiRF Technology, Inc. of the Sherman Antitrust Act and of the California Business and Professions Code. On October 3, 2007, the District Court stayed both parties’ claims and counterclaims in their entirety pending resolution of the two ITC investigations described below.

Furthermore, on February 8, 2007, SiRF Technology, Inc. filed a complaint under Section 337 of the Tariff Act of 1930, as amended, in the ITC, requesting that the ITC commence an investigation into the unlawful sale for importation into the United States, importation into the United States, and/or sale within the United States after importation, of certain GPS chips or chip sets, associated software, and systems made for or by or sold by or for Global Locate, and products containing the same. As a result, on March 8, 2007, the ITC instituted an action entitled “In the Matter of Certain GPS Chips, Associated Software and Systems, and Products Containing Same,” ITC Investigation No. 337-TA-596. During the third quarter of 2007, Global Locate was acquired by Broadcom Corporation. Broadcom subsequently was added as an additional respondent to the investigation. A hearing was held from March 13, 2008 through March 19, 2008, and the Administrative Law Judge’s, or ALJ’s, Final Initial and Recommended Determination, or ID, was filed June 13, 2008. The ID upheld the validity of SiRF’s U.S. Patent No. 6,304,216, but found Broadcom did not infringe the patent. The ID further found SiRF’s U.S. Patent No. 7,043,363 invalid and not infringed. On June 27, 2008, the parties submitted to the ITC Petitions for Review of the ID. On August 14, 2008, a Notice of Commission Decision Not to Review a Final Determination Finding No Violation of Section 337 was issued, whereby the ITC determined not to review the ID. On October 13, 2008, SiRF Technology, Inc. filed a Notice of Appeal with the United States Court of Appeals for the Federal Circuit, appealing the ITC’s decision and all underlying orders, rulings, and findings, including the ID. On March 24, 2009, SiRF Technology filed an uncontested request to withdraw the appeal, and, on March 25, 2009, the Federal Circuit granted SiRF Technology’s request and ordered the appeal withdrawn.

Also, on April 2, 2007, Global Locate filed a complaint under Section 337, requesting that the ITC commence an investigation, or the Investigation, of certain GPS devices and products made for, by, or sold by or for SiRF Technology, Inc. and the customers named in the investigation, E-TEN Information Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Pharos Science & Applications, Inc., or the Named

SiRF Technology Holdings, Inc.

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Respondents. As a result, on May 7, 2007, the ITC instituted an action titled “In the Matter of Certain GPS Devices and Products Containing Same,” ITC Investigation No. 337-TA-602. Upon its acquisition of Global Locate, Broadcom was subsequently added as an additional complainant to the Investigation. The ITC hearing commenced on April 28, 2008 and ended on May 13, 2008.

On August 8, 2008, the ALJ issued a Notice regarding the Initial Determination in this matter. This Notice contained determinations that all six of the asserted Broadcom patents (1) had an existing domestic industry, (2) were valid, and (3) were infringed by certain of SiRF Technology, Inc.’s products. On August 22, 2008, the ALJ issued a Recommended Determination on Remedy and Bonding in this matter, which recommended to the ITC that, if a violation of Section 337 has occurred (1) those of SiRF Technology, Inc.’s products that are accused products in the Investigation, if found to infringe a patent at issue in the Investigation, should be excluded from the United States, (2) a limited exclusion order should be issued prohibiting the importation into the United States of products containing any of such SiRF Technology, Inc.’s products ( i.e., “downstream” products) that may be found to infringe, and (3) Cease and Desist Orders should be issued prohibiting SiRF Technology, Inc. and the domestic Named Respondents from importing or selling in the United States those of SiRF Technology, Inc.’s products that may be found to infringe any asserted patent. On August 25, 2008, SiRF Technology, Inc. filed a Petition to Review the Initial Determination with the ITC. In addition to SiRF Technology Inc.’s Petition, the ITC’s Office of Unfair Import Investigations also independently filed a Petition for Review of the Initial Determination.

On October 9, 2008, the ITC issued a Notice indicating that it had determined to review in part the Initial Determination. Specifically, the ITC determined to review (1) the ALJ’s finding that Global Locate has standing to assert U.S. Patent No. 6,606,346, a patent that was asserted by Global Locate against a low-volume SiRF Technology, Inc. hardware product that does not impact SiRFstarII, SiRFstarIII or system on chip, or SoC, portfolio; (2) the ALJ’s finding that SiRF Technology, Inc. directly infringes claim 1 of U.S. Patent No. 6,704,651 (asserted against certain SiRF Technology, Inc. software) through its commercial activities; and (3) the ALJ’s finding that SiRF Technology, Inc. directly infringes claim 1 of U.S. Patent No. 6,651,000 (also asserted against certain SiRF Technology, Inc. software) through its commercial activities. Since the date of the initial determination and before the final determination, SiRF Technology, Inc. released new versions of its software. The ITC determined not to review the remaining issues presented by SiRF Technology, Inc. and by the Office of Unfair Import Investigations in their respective Petitions for Review, including issues related to the ALJ’s finding of infringement of U.S. Patent Nos. 6,417,801, 6,937,187, and 7,158,080 (each of which was also asserted against certain SiRF Technology, Inc. software); the ALJ had found that each of those patents was infringed by SiRF Technology, Inc.’s commercial activities. With respect to the scope of remedy, the United States Court of Appeals for the Federal Circuit on October 14, 2008 in Kyocera Wireless Corp. v. ITC held that the ITC has no statutory authority to issue a Limited Exclusion Order against downstream products of parties who are not named as respondents in an ITC case. The vast majority of SiRF Technology, Inc.’s customers were not named as respondents in Broadcom’s ITC case against SiRF Technology, Inc. In view of Kyocera Wireless Corp. v. ITC, and because the ALJ had not yet issued a public version of the Recommended Determination on Remedy and Bonding, on October 21, 2008, the ITC extended the deadline for submissions on remedy, the public interest, and bonding until October 27, 2008 and extended the target date of the Investigation by 30 days, until January 8, 2009.

The ITC issued its Final Determination on January 15, 2009. The ITC modified certain of the ALJ’s findings, but determined on the basis of its modified findings that Global Locate has standing to assert U.S. Patent No. 6,606,346 and that SiRF Technology, Inc. directly infringes U.S. Patent No. 6,704,651 and U.S. Patent No. 6,651,000 through its commercial activities. The ITC issued a Limited Exclusion Order against the Named Respondents. The ITC also issued Cease and Desist Orders against SiRF Technology, Inc. and the

SiRF Technology Holdings, Inc.

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domestic Named Respondents. In light of Kyocera Wireless, the ITC determined to limit the scope of the Limited Exclusion Order to products that are manufactured abroad or imported by, or on behalf of, the Named Respondents and that are covered by the asserted patent claims, and the ITC denied Global Locate’s request to extend the Exclusion Order to “downstream” articles of non-respondents that incorporate such covered products. The Limited Exclusion Order prohibits SiRF Technology, Inc. from the unlicensed entry of the infringing products into the United States by or on behalf of SiRF or Named Respondents. The ITC issued Cease and Desist Orders prohibiting SiRF and the domestic Named Respondents from importing or selling in the United States any of SiRF’s products that may be found to infringe any asserted patent. In 2008, the Named Respondents collectively represented approximately 7% of SiRF’s net revenues. In the first quarter of 2009, the Named Respondents collectively represented approximately 2% of SiRF’s net revenues.

The Limited Exclusion Order and the Cease and Desist Orders, together the Orders, provided that, subject to posting a bond in the amount of 100% of the imported value per unit for covered products, SiRF Technology, Inc. could continue any conduct prohibited by the Orders during the 60-day Presidential review period during which the ITC’s determination is subject to review by the United States Trade Representative as delegated by the President of the United States. The President, acting through the United States Trade Representative, did not find any compelling circumstances to disapprove the Orders and the 60-day Presidential review period therefore expired on March 16, 2009. SiRF Technology subsequently filed a Notice of Appeal in the United States Court of Appeals for the Federal Circuit seeking review of the ITC’s orders and determinations in this Investigation.

On May 14, 2008, Broadcom filed a patent infringement complaint against SiRF Technology, Inc. in the United States District Court for the Central District of California. The complaint alleges infringement of four patents purportedly assigned to Broadcom and seeks both monetary damages and an injunction. On June 4, 2008, SiRF Technology, Inc. answered the aforementioned complaint and filed counterclaims seeking declaratory judgment of non-infringement and invalidity of all four patents. In addition, SiRF Technology, Inc. has filed with the U.S. Patent and Trademark Office Requests for Ex-Parte Reexamination of each of the four patents. Through its Reexamination Requests and, in SiRF Technology, Inc.’s view of what are substantial new questions of patentability raised by prior art that SiRF Technology, Inc. believes may not have been previously considered in full by the U.S. Patent and Trademark Office, SiRF Technology, Inc. has sought review and invalidation of all four of the Broadcom patents-in-suit. The U.S. Patent and Trademark Office granted each of SiRF Technology, Inc.’s requests for reexamination with respect to the four patents and has ordered their reexamination. In a preliminary Office Action dated March 5, 2009, the U.S. Patent and Trademark Office rejected all 33 claims of one of the four patents. On September 15, 2008, the Honorable James V. Selna denied SiRF Technology, Inc.’s motion to stay proceedings in the district court action pending the outcome of reexamination, without prejudice to any subsequent motion to stay proceedings. The case has been scheduled for trial in November 2010. This litigation is in its early stages and, based on SiRF’s analysis of the facts of the case to date, SiRF believes the likelihood that a loss may have been incurred is remote. No assurance can be made that Broadcom will not seek to commence additional litigation against SiRF Technology, Inc., or that the pending litigation with Broadcom will not have a material adverse effect on its business.

In February 2008, multiple putative class action lawsuits were filed in the United States District Court for the Northern District of California against SiRF and certain of its officers and directors. These complaints allege that SiRF, and certain of its officers and directors, made misleading statements and/or omissions relating to its business and operating results in violation of the federal securities laws. These cases have been consolidated and a consolidated amended complaint was filed on July 28, 2008. On September 26, 2008, SiRF filed a motion to dismiss all claims asserted in the consolidated amended complaint. The motion has been fully briefed.

SiRF Technology Holdings, Inc.

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Also in February 2008, two shareholder derivative lawsuits were filed in the Superior Court of the State of California, for the Santa Clara County, against certain of SiRF’s officers and directors. These complaints allege breach of fiduciary duties, waste of corporate assets, unjust enrichment and violations of the California Corporations Code. These cases have been consolidated, and an amended complaint was filed on November 18, 2008. On January 21, 2009, the parties submitted a stipulation to the court adjourning the defendents’ response to the derivative complaint pending resolution of SiRF’s motion to dismiss the securities litigation pending in the Northern District of California.

On February 13, 2009, a complaint regarding a purported class action lawsuit, Diaz v. Banatao, et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s Board of Directors in connection with the Merger Agreement and the Merger. The complaint alleges, among other things, that (1) SiRF’s Board of Directors violated its fiduciary duties to SiRF’s stockholders by approving the Merger and certain terms set forth in Section 5.4 of the Merger Agreement related to SiRF’s ability to solicit, consider or accept alternative proposals, (2) SiRF aided and abetted its Board of Directors’ alleged breach of fiduciary duty and (3) the Merger Consideration is unfair for reasons including, but not limited to, a temporarily low stock price and that the book value of a share of stock allegedly exceeds the Merger Consideration per share. The complaint seeks, among other things, an injunction prohibiting SiRF and CSR from consummating the Merger, rescission of the Merger if the Merger is consummated prior to the entry of final judgment by the court, an accounting by the defendants to the plaintiffs for all damages caused by them and an accounting for all profits and any special benefits obtained by the defendants as a result of any breach of fiduciary duty and attorneys’ fees and expenses. SiRF intends to vigorously defend against the lawsuit.

On February 20, 2009, a complaint regarding a purported class action lawsuit, Reich v. SiRF Technology Holdings, Inc. et al., was filed in the Superior Court of California, Santa Clara County, against SiRF and SiRF’s Board of Directors in connection with the Merger Agreement. The complaint alleges that, in approving the Merger, SiRF’s Board of Directors breached their fiduciary duties of loyalty, good faith, due care and disclosure by, among other things, (i) agreeing to sell SiRF without first taking steps to ensure that SiRF’s stockholders would obtain adequate, fair, and maximum consideration under the circumstances and (ii) engineering the Merger to benefit themselves and/or CSR without regard for SiRF’s stockholders. The complaint further alleges that SiRF aided and abetted SiRF’s Board of Directors’ breaches of fiduciary duty. The complaint seeks, among other things, to enjoin the Merger, to compel SiRF’s Board of Directors to properly exercise their fiduciary duties to SiRF’s stockholders, to impose a constructive trust, in favor of the plaintiffs, upon any benefits improperly received by SiRF’s Board of Directors as a result of their wrongful conduct and to award the plaintiffs the costs and disbursements of the class action, including reasonable attorneys’ and experts’ fees. SiRF intends to vigorously defend against the lawsuit.

On February 27, 2009, plaintiffs in the above-referenced derivative litigation filed an amended, consolidated complaint, which added a purported class action claim against SiRF’s Board of Directors in connection with the Merger Agreement. The class action allegations asserted in the consolidated amended complaint are substantially similar to the allegations set forth in the Diaz and Reich actions, although the class action allegations asserted in the consolidated amended complaint contain the additional allegation that SiRF entered into the Merger Agreement for the purpose of evading alleged liability relating to the derivative claims. Plaintiffs also seek to compel certain changes in SiRF’s corporate governance. SiRF intends to vigorously defend against these class action claims. Other similar lawsuits may be filed although SiRF is not currently aware of any.

On March 27, 2009, the court ordered the Diaz and Reich actions consolidated with the shareholder derivative lawsuit, and affirmed its prior appointment of co-lead plaintiffs’ counsel in the consolidated action. The court further directed plaintiffs to submit a second amended consolidated compliant within 45 days of its order of consolidation.

SiRF Technology Holdings, Inc.

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The outcome of any litigation is uncertain and either favorable or unfavorable outcomes could have a material impact. If infringement claims are brought against SiRF, these assertions could distract SiRF’s management and necessitate SiRF’s expenditure of potentially significant funds and resources to defend or settle such claims. SiRF cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation. If SiRF is unsuccessful in any challenge to its rights to market and sell its products, SiRF may, among other things, be required to:

•	pay actual damages, royalties, lost profits and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use, marketing, advertising or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•

utilize significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•

obtain licenses to the disputed rights, which could require SiRF to pay substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or cease marketing the challenged products.

In addition, before SiRF can successfully defend an infringement claim, SiRF’s customers may become reluctant to include SiRF on their future product designs. Therefore, even if SiRF is successful in defending an infringement claim, negative publicity could have a material adverse effect on its business in addition to the expense, time delay, and burden on management of litigation.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to:

•	the expected growth of SiRF’s product development and continued product improvement, design win traction and momentum;

•	anticipated benefits or success of SiRF’s current and announced products;

•	potential success of SiRF’s customers’ products;

•	the impact and success of SiRF’s restructuring,

•	the impact of weakening demand, increased competition and weak macroeconomic environment on SiRF’s business;

•	the impact of government regulation or other action;

•	the demand for and SiRF’s ability to meet market demand for low power and small form factor Global Positioning Systems, or GPS, functionality products;

•	the impact and success of SiRF’s acquisitions or investments;

•	SiRF’s leadership position;

•	the decline in average selling prices;

•	SiRF’s anticipated growth and cash needs, including SiRF’s estimates regarding SiRF’s capital requirements and need for, ability to obtain and impact of additional financing;

•	the impact from changes in interest rates and foreign currency rates;

•	SiRF’s tax liability and impact of any changes in tax laws;

•	SiRF’s inventory and potential write-offs;

•	SiRF’s access to materials, parts and supplies;

•	SiRF’s relationships with its employees;

•	SiRF’s critical accounting policies and adoption of accounting pronouncements;

•	SiRF’s disclosure controls and procedures;

•	SiRF’s expectations on competition;

•	SiRF’s dependency on establishing and maintaining relationships with established providers and industry leaders;

•	SiRF’s expectations regarding the amount of SiRF’s net revenue from sales to the Asia-Pacific region and subsequent sale to original manufacturers outside of that region;

•	SiRF’s revenue, sources of revenue, gross margins, and operating results and expenses;

•	SiRF’s expectations regarding SiRF’s dependency on future sales of the SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines;

•	SiRF’s ability to predict product markets and compete in such markets;

•

SiRF’s intellectual property, including SiRF’s ability to obtain patents in the future and protection of intellectual property in foreign countries and the impact of current, potential and concluded legal proceedings;

•	SiRF’s business plans or outlook and any related forecasts or projections relating to any aspect of SiRF’s business, anticipated financial or operating results;

•	SiRF’s acquisitions of or investments in complementary technologies;

•	SiRF’s stock price volatility;

•	SiRF’s continued listing on the Nasdaq Global Select Market;

•	the impact of the International Trade Commission’s findings;

•	SiRF’s legal proceedings;

•	SiRF’s compliance with environmental regulations;

•

SiRF’s proposed merger, or the Merger, with Shannon Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR plc, or CSR, and other future events related to the Merger and their potential effects on SiRF; and

•	SiRF’s anticipated financial and operating results, as well as those of the combined company’s plans, objectives, expectations and intentions, cost savings and other statements related to the Merger.

Forward looking statements include all statements that are not historical facts and may be identified by such terms as “to,” “possible,” “may,” “should,” “address,” “designed to,” “provide,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “will,” “intend,” “could,” “can” and similar expressions or the negative of such expressions are intended to identify forward-looking statements. These statements are based on the current beliefs and expectations of SiRF’s management and are not guarantees of future performance and reported results should not be considered as an indication of future performance. SiRF’s actual results could differ materially from those discussed in these forward-looking statements as a result of numerous risks and uncertainties, including, among others:

•	changes to the market for GPS-based location awareness capabilities;

•	SiRF’s ability to keep pace with and anticipate rapid technological change;

•	the success of SiRF’s product offerings and the market’s acceptance of those products;

•	factors affecting SiRF’s quarterly results and sales cycles;

•	SiRF’s successful integration of acquired businesses;

•	price reductions;

•	dependence on and qualification of foundries to manufacture SiRF’s products;

•	production capacity;

•	the ability to adequately forecast demand;

•	customer relationships;

•	distributor relationships;

•	SiRF’s ability to compete successfully, including in foreign markets;

•	SiRF’s product warranties;

•	SiRF’s ability to attract, integrate and retain qualified personnel;

•	the impact of SiRF’s intellectual property indemnification practices;

•

the outcome of SiRF’s current litigation (including the final ITC order) and SiRF’s ability to adapt its products to comply with the outcome of the litigation as well as the risk of any other potential litigation;

•

trends and uncertainties with respect to consumer demand for SiRF’s products and SiRF’s customers’ products, weak current economic conditions and the difficulty in predicting sales, even in the short-term;

•	developments in the macroeconomic environment and the semiconductor industry;

•	general volatility in global economic markets;

•	the strength of SiRF’s international operations; and

•

other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including SiRF’s Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as may be amended.

In addition, actual results of the Merger could differ materially from those discussed in these forward-looking statements as a result of other risks and uncertainties, including, among others:

•	SiRF and CSR’s ability to satisfy the conditions to the Merger;

•	the possibility that the Merger does not close when expected or at all, or that the companies may be required to modify aspects of the Merger to achieve regulatory approval; and

•	SiRF’s sales to current and potential customers may be disrupted or deferred as a result of the Merger.

These forward-looking statements are qualified by the risk factors described in Item 1A of this Form 10-Q and represent SiRF’s estimates and assumptions only as of the date of this Form 10-Q (or any earlier date indicated in this Form 10-Q) and SiRF undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances unless required by law. Investors or potential investors should give careful consideration to these risks and uncertainties.

All references to “SiRF” mean SiRF Technology Holdings, Inc. and its subsidiaries, except where it is clear from the context that such terms mean only this parent company and excludes subsidiaries.

SiRF®, SiRFstar®, SiRFXTrac®, SiRFDRive®, SiRFLoc®, SiRFNav®, SiRFSoft®, SoftGPS®, Centrality®, Atlas®, SiRFprima®, the SiRF name and orbit design logo and Multimode Location Engine® are SiRF’s registered trademarks. The following are trademarks of SiRF Technology, Inc., some of which are pending registration as intent-to-use applications: SiRFstarIII™, SiRFstarII™, SnapLock™, SnapStart™, FoliageLock™, SingleSat™, TricklePower™, Push-to-Fix™, SiRF Powered™, SiRFLink™, SiRFDiRect™ LocativeMedia™, SiRFDemo™, SiRFDemoPPC™, SiRFecosystem™, SiRFFlash™, SiRFFlashEngine™, SiRFFlashEngineEP™, SiRFFlashMulti™, SiRFGetEE™, SiRFInstantFix™, SiRFInstantFixII™, SiRFLocDemo™, SiRFsandbox™, SiRFstudio™, SiRFView™, Locations; Because Life Moves™ and The Power of Location Now™, SiRFatlas™, SiRFtitan™, SiRFGenEE™ and SiRFLocMgr™. This Quarterly Report on Form 10-Q also includes trade names, trademarks and service marks of other companies and organizations.

Overview

SiRF is a leading semiconductor supplier of Global Positioning System, or GPS, based location technology solutions designed to provide location awareness capabilities in high-volume mobile consumer and commercial applications. SiRF’s products have been integrated into mobile consumer devices such as mobile phones, automobile navigation systems, personal digital assistants, portable navigation devices and GPS-based peripheral devices, and into commercial systems such as fleet management and road-tolling systems.

SiRF markets and sells its products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, in four major markets: wireless handheld devices, such as mobile phones; automotive electronics systems, including navigation and telematics systems; consumer electronics products such as recreational GPS handhelds, mobile gaming machines, digital cameras and wearable devices; and mobile computing systems, including personal digital assistants, notebook computers, universal mobile personal computers and mobile internet devices. As SiRF supplies products that support multiple applications within these four major markets, it does not have the ability to discretely track separate financial information for each of these markets. Additionally, SiRF markets and sells its products to value-added manufacturer, or VAM, customers who typically provide GPS modules or sub-systems to certain OEMs, and through intellectual property partners, which integrate its core technology into their products. Intellectual property partners are typically large semiconductor companies.

As usage of GPS technology for high volume applications is still in the early stages of deployment, it is difficult to predict market growth or growth drivers reliably. While some of the applications, such as OEM automotive navigation systems, are well developed, most high-growth applications are just starting to emerge. SiRF believes that there will be growth in portable navigation systems and wireless handheld devices in 2009. Location-based services, or LBS, are offered by some wireless network operators as a way to send information to cell-phone subscribers based on their current location. While the LBS market for wireless operators is in its early stages, SiRF expects it to continue to be a growth driver for its business. SiRF’s long-term growth depends on maintaining a leadership position in such markets and enabling multiple growth drivers across its target platforms. SiRF is currently focusing significant effort on enabling the end-to-end platform for successful LBS deployment by wireless operators and for other consumer applications. Successful alliances with wireless operators and service providers, mobile phone vendors, location based content providers and wireless platform providers are critical to SiRF’s success in this emerging market.

SiRF’s markets are becoming more competitive resulting in increased pricing pressure on its products. While SiRF believes that it has leading edge technology, its ability to compete and maintain current product margin levels depends on its technological leadership, fast design cycle time, low product-cost-structure, the outcome of the appeal of the ITC Final Determination and approval of SiRF’s new software versions by U.S. Customs, as discussed below. SiRF also continues to enhance its efficiencies in logistics management and work with its semiconductor fabrication, packaging and testing vendors to reduce product costs, in an effort to maintain its overall cost structure.

In addition to the sale of chip sets, SiRF’s business depends on the volume of production by its technology licensees, which in turn depends on the current and anticipated market demand for semiconductors and products that use semiconductors.

On January 15, 2009, the ITC issued its Final Determination in connection with the Broadcom Corporation patent infringement investigation, or ITC Final Determination. Certain software pertaining to SiRFstarIII hardware products and three of SiRF’s premium software products, SiRFLoc, SiRFNav, and SiRFInstantFix, are subject to the ITC Final Determination. To comply with the ITC Final Determination, SiRF has released new software versions of SiRFLoc, SiRFNav, SiRFInstantFix and software pertaining to SiRFstarIII hardware products. However, SiRF has not obtained approval to date from U.S. Customs for the importation into the United States of products containing these new software versions. If SiRF is unable to obtain such approval or if the new software versions of SiRFLoc, SiRFNav, SiRFInstantFix and software pertaining to SiRFstarIII hardware products are found to be infringing, SiRF’s business could be materially and adversely affected. In addition, the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products were found to be infringing by the ITC. As such, SiRF is prohibited from conducting certain activities in the United States with respect to these products, including selling, marketing or testing the products in the United States. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products.

In addition, SiRF’s operations are directly impacted by cyclicality in the semiconductor industry, which is characterized by wide fluctuations in product supply and demand. This cyclicality could cause SiRF’s operating results to decline dramatically from one period to the next. Additionally, SiRF’s results are impacted by its customers’ ability to predict end-user, or consumer, demand for the devices they sell utilizing its products, as well as the consumer demand. The economic recession that began in 2007 and continuing uncertainties in the global economic environment, which affect consumer demand, coupled by intensifying market competition, have negatively impacted SiRF’s result of operations in the recent quarters, and may continue for the near future and beyond.

Agreement and Plan of Merger

On February 9, 2009, SiRF entered into an Agreement and Plan of Merger with CSR and Shannon Acquisition Sub, Inc., or Shannon. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Shannon will merge with and into SiRF with SiRF surviving as a wholly-owned subsidiary of CSR, or the Merger. Under the terms of the Merger Agreement, SiRF’s stockholders will receive 0.741 of a CSR ordinary share for each share of SiRF common stock they own (subject to anti-dilution adjustments). Holders of SiRF’s common stock prior to the Merger will receive cash in the Merger in lieu of fractional ordinary shares of CSR.

The completion of the Merger is subject to certain conditions, including, among others: (i) adoption of the Merger Agreement by SiRF’s shareholders; (ii) approval of the transactions contemplated by the Merger Agreement by CSR’s shareholders; (iii) CSR ordinary shares issuable to SiRF stockholders under the Merger Agreement are admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange’s main market for listed securities, subject only to allotment to the former SiRF stockholders; (iv) expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (v) absence of governmental laws, orders, judgments, injunctions or other restraints, and absence of any governmental authority instituting any proceeding seeking such laws, order, judgments, injunctions or other restraints, and absence of any governmental authority instituting any proceeding seeking such laws, order, judgments, injunctions or restraints, that prohibit consummation of the merger or that relate to the merger and would reasonably be expected to have a material adverse effect on CSR or SiRF after giving effect to the Merger; and (vi) effectiveness under the Securities Act of 1933 of the registration statement on Form F-4 relating to the CSR ordinary shares to be issued to SiRF’s stockholders and absence of any stop order in respect thereof or initiated or threatened proceedings by the Securities and Exchange Commission, or SEC, for that purpose. The waiting period under the Hart-Scott Rodino Act with respect to the merger expired on March 25, 2009. See the Merger Agreement, filed as Exhibit 2.1 on SiRF’s Current Report on Form 8-K, filed on February 10, 2009, for more information regarding the terms and conditions of the Merger.

The Merger Agreement contains specified termination rights for the parties. SiRF could be required to pay CSR a termination fee of $3.66 million if the Merger Agreement is terminated in certain circumstances. CSR could be required to pay SiRF a termination fee of $3.66 million if the Merger Agreement is terminated in certain circumstances.

Asset Impairment and Restructuring

Beginning in February 2008, SiRF continued to experience a significant decline in its stock price, resulting in its market capitalization falling below its net book value. In addition, during the second quarter of 2008, SiRF’s product demand outlook rapidly deteriorated due to increased competitive pressure within certain of its markets, as well as macroeconomic uncertainty which translated to a general decline in the demand for devices utilizing its technology. In addition, in 2008, litigation continued to be a significant expense. As a result, in the second quarter of 2008, SiRF significantly reduced its forecasted revenue, gross margin and operating profit.

The factors outlined above triggered an impairment analysis of SiRF’s goodwill and acquisition-related intangible assets in the second quarter of 2008. SiRF also performed impairment analyses of its deferred tax assets and note receivable. Based upon the impairment analyses in the second quarter of 2008, SiRF recorded the following non-cash charges in 2008:

•

Acquisition-related intangible assets impairment of $42.9 million, $12.5 million of which was recorded under cost of revenue and the remainder under operating expenses of SiRF’s consolidated statement of operations.

•	Goodwill impairment of $215.7 million, which was recorded under operating expenses of SiRF’s consolidated statement of operations.

•	Deferred tax asset valuation allowance of $75.4 million, of which $38.4 million was recorded as part of the provision for income taxes of SiRF’s consolidated statement of operations.

In 2008, SiRF also evaluated the recoverability of its note receivable and determined it was no longer probable that the principal amount under the note receivable was fully recoverable based on information received related to the business prospects of the noteholder. Accordingly, SiRF recorded impairment charges of $11.8 million in 2008. On February 9, 2009, SiRF settled the note receivable and entered into a contingent loan assignment and assumption agreement with the borrower and a third party for the assignment by SiRF of the note receivable, which had an outstanding balance of $13.5 million. Under the terms of the loan assignment and assumption agreement, SiRF received $9.0 million, plus interest from January 31, 2009 as payment in full under the contingent loan assignment and assumption agreement. See Note 13, Gain on Note Receivable Previously Impaired, in the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information.

Additionally, in response to continuing economic uncertainties and to better align SiRF’s cost structure with the deteriorating demand outlook, it announced corporate restructuring plans throughout fiscal 2008. As part of the restructuring, SiRF reduced its workforce through a combination of immediate lay-offs, elimination of non-essential positions and attrition, closure of certain offices and termination of development in the mobile TV and Bluetooth technology. These restructuring activities have resulted in charges related to severance for terminated employees and other exit-related costs arising from contractual and other obligations, including leased facilities and impairment of long-lived assets. See Note 6, Restructuring, to the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information.

While it is difficult to determine whether deteriorating demand outlook, increased competitive pressure and the uncertainties related to macroeconomic environment and the outcome of the ITC Final Determination (See Note 16, Commitments and Contingencies, to the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report) will continue, SiRF believes that these factors will continue to negatively impact its business.

New Product Offerings and Developments

SiRF’s ability to develop and deliver new products successfully depends on a number of factors, including its ability to predict market requirements, anticipate changes in technology standards, and develop and introduce new products that meet market needs in a timely manner. SiRF believes there is significant demand in the market for low power and small size GPS functionality. SiRF’s ability to meet these market requirements is a key element for its revenue growth.

Litigation

SiRF is currently involved in material litigation.

Critical Accounting Policies and Estimates

The discussion and analysis of SiRF’s financial condition and results of operations are based on SiRF’s consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of these consolidated financial statements requires SiRF to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. SiRF bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimate that are reasonably likely to occur could materially change the financial statements. SiRF’s critical accounting policies include: (1) revenue recognition, which impacts the recording of revenue; (2) valuation of inventories, which impacts cost of revenue and gross margin; (3) stock-based compensation expense, which impacts cost of product revenue, gross margin and operating expenses, as well as SiRF’s footnote disclosures; (4) the assessment of recoverability of long-lived assets including intangible assets, the potential impairment of which impacts cost of product revenue and operating expenses; and (5) income taxes which impact provision for income taxes and the valuation of SiRF’s deferred tax assets and liabilities. SiRF also has other key accounting policies that are less subjective, and therefore, their application would not have a material impact on its reported results of operations. The following is a discussion of SiRF’s critical accounting policies, as well as the estimates and judgments involved.

Revenue Recognition. SiRF derives revenue primarily from sales of semiconductor chip sets and, to a lesser extent, from licenses of its intellectual property and premium software products.

Revenue from sales of semiconductor chip sets is recognized when persuasive evidence of a sales arrangement exists, transfer of title and acceptance, where applicable, occurs, the sales price is fixed or determinable and collection is probable. SiRF evaluates its historical experience and other known factors to determine the appropriate reserve of product returns. Customer purchase orders are generally used to determine the existence of an arrangement. Transfer of title and risk of ownership occur based on defined terms in customer purchase orders, and generally pass to the customer upon shipment, at which point goods are delivered to a carrier. There are no formal customer acceptance terms or further obligations, outside of SiRF’s standard product warranty, related to the sale of chip sets. Further, SiRF has had no incidents of formal customer acceptance terms or further obligations to date. SiRF assesses whether the sales price is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Collectibility is assessed based primarily on the creditworthiness of the customer as determined through ongoing credit evaluations of the customer’s financial condition, as well as consideration of the customer’s payment history.

SiRF defers the recognition of revenue and the related cost of revenue on shipments to distributors that have rights of return and price protection privileges on unsold products until the products are sold by the distributor to its customers. Price protection rights grant distributors the right to a credit in the event of declines in the price of SiRF’s products. Also, several of SiRF’s distributors purchase products at a standard gross price and receive price reductions for sales to certain end customers. In these circumstances, SiRF’s accounts receivable and deferred revenue balances represent the gross invoice price of shipments to those distributors. Upon product sell-through, these distributors may receive a credit to adjust the gross price to the applicable net price for those sales.

SiRF enters into co-branding rebate agreements with and provides incentive rebates to certain direct customers and indirect customers (for products sold through distributors). SiRF records reductions to revenue for commitments related to such incentive programs in accordance with Emerging Issues Task Force, or EITF, No. 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Co-branding agreements allow certain direct customers to receive a per-unit rebate for product purchased, provided the customer participates in SiRF’s co-branding program. The co-branding program typically consists of placing SiRF’s logo on the customer’s website or otherwise including it in marketing collateral or documentation. Incentive rebates are offered from time to time at SiRF’s discretion to both direct and indirect customers and are also provided in the form of a per-unit rebate for product purchased. Accruals for the actual costs of these incentive programs are recorded at the time the related revenue is recognized and are recorded based on the contractual or agreed upon per-unit rebate of product purchased by direct customers or sold through by distributors. Commitments related to incentive programs to both direct and indirect customers are presented in the consolidated balance sheets as rebates payable to customers.

SiRF licenses rights to use its intellectual property to allow licensees to utilize its technology. SiRF also licenses rights to use its premium software products to licensees to enable SiRF chip sets to provide enhanced functionality in specific applications. SiRF recognizes revenue from standalone license rights to use its intellectual property in accordance with the SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue

Recognition. Revenue from standalone rights to use its premium software products is recognized in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. Subsequent to the sale of its premium software products, SiRF has no obligation to provide any level of post-contract customer support, including modification, customization, upgrades or enhancements. The cost of revenue associated with licenses is insignificant.

Certain sales of SiRF’s chip sets to direct customers are bundled with its premium software products. In such arrangements, both the premium software and chip sets are delivered simultaneously and post-contract customer support is not provided. SiRF applies the guidance in EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, and recognizes revenue from such bundled arrangements generally upon delivery of the chip sets, assuming all other basic revenue recognition criteria are met, as both the chip sets and software are considered delivered elements and no undelivered elements exist. SiRF recognizes license revenue from sales of its premium software at the time a reliable estimate can be made of the actual usage that has occurred of the premium software, provided collectibility is probable.

SiRF earns royalties on licensees’ sales of their products incorporating the licensed intellectual property or premium software based upon the specific criteria included in the associated royalty agreements. SiRF recognizes all royalty revenue based solely on actual royalties reported by licensees during such quarter.

Inventories. Inventory costs are determined using standard costs that approximate actual costs under the first-in, first-out method. SiRF’s standard cost policy is to continuously review and set standard costs at current manufacturing costs. Manufacturing overhead standards for product cost are calculated assuming full absorption of projected spending over projected volumes. SiRF records write-downs for inventories that have become obsolete or are in excess of anticipated demand or net realizable value. SiRF performs a detailed review of inventory each period, and considers multiple factors including demand forecasts, market conditions, product life cycle status, product development plans and current sales levels. Demand forecasts involve estimates, such as customer product demand projections based on SiRF’s historical experience, timing of new product introductions, timing of customer transitions to new products and sell through of products at different average selling prices. If future demand or market conditions for SiRF’s products or the consequences of the ITC Final Determination (See Note 16, Commitments and Contingencies, of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report), are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, SiRF may be required to record additional write-downs which could negatively impact gross margins in the period when the write-downs are recorded. If actual market conditions are more favorable, SiRF may have higher gross margins when products incorporating inventory that was previously written-down are sold.

Stock-Based Compensation. The fair value of SiRF’s employee stock options and purchase rights is estimated using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, as disclosed in Note 5, Stock-Based Compensation Expense, to the unaudited Condensed Consolidated Financial Statements in Item 1 of Part I of this report, including the price volatility of the underlying stock and the options’ expected term. The expected term for option grants and for options assumed in connection with acquisitions is estimated based on a consideration of, among other things, historical exercise patterns, the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. SiRF utilizes its own historical volatility in valuing its stock option grants and purchase rights under its 2004 Employee Stock Purchase Plan, or Purchase Plan. In addition, SiRF estimates forfeitures at the time of grant and, revises if necessary, in subsequent periods if actual forfeitures differ from those estimates. SiRF’s estimate of expected forfeitures considers historical termination behavior, as well as retention related factors. SiRF elected to use the straight-line attribution method for awards granted after the adoption of SFAS No. 123R, and continues to use a multiple option valuation approach for awards granted prior to the adoption of SFAS No. 123R that were unvested as of the effective date. Actual volatility, SiRF’s options’ actual lives, interest rates and forfeitures may be different from its assumptions, which would result in the actual value of the stock options and purchase rights being different than estimated.

Assessment of Long-Lived Assets and Identified Intangible Assets. Identified intangible assets consist of acquired developed and core technology, patents, assembled workforce, trade names, non-compete agreements and intellectual property assets. These intangible assets are amortized using the straight-line method over their estimated useful lives. Acquired developed and core technology, patents, trade names, non-compete agreements and intellectual property assets are amortized over their approximated weighted average estimated useful life of 4, 13, 4, 2 and 3 years, respectively.

SiRF is required to assess the potential impairment of identified intangible assets and long-lived assets on an annual basis, and potentially more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that SiRF considers important which could trigger an impairment review include the following:

•	significant underperformance relative to historical or projected future operating results;

•	significant changes in the manner of its use of the acquired assets;

•	significant negative industry or economic trends; and

•	significant decline in its market capitalization.

When it is determined that the carrying value of identified intangible assets or long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, SiRF tests for recoverability based on an estimate of future undiscounted cash flows as compared to the asset’s carrying value. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

In determining fair value, SiRF considers various factors including SiRF’s market capitalization, estimates of control premiums, estimates of future market growth and trends, forecasted revenue and costs, discount rates, expected periods over which SiRF’s assets will be utilized and other variables. SiRF’s growth estimates were based on historical data and internal estimates developed as part of its long-term planning process. SiRF bases its fair value estimates on assumptions believed to be reasonable, but which are inherently uncertain. Should actual results differ significantly from current estimates, the amount of impairment charges recorded could be different or future impairment charges may result on identified intangible assets and other long-lived assets.

Income Taxes. SiRF accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, SiRF determines deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, resulting in a deferred tax liability or deferred tax asset.

In preparing its consolidated financial statements, SiRF assesses the likelihood that its deferred tax assets will be realized from future taxable income. SiRF establishes a valuation allowance if it determines that it is more likely than not that some portion of the deferred tax assets will not be realized. Changes in the valuation allowance, when recorded, would be included in its consolidated statements of operations as a provision for (benefit from) income taxes. SiRF exercises significant judgment in determining its provisions for income taxes, its deferred tax assets and liabilities and its future taxable income for purposes of assessing its ability to utilize any future tax benefit from its deferred tax assets. As of March 28, 2009, SiRF has recorded a full valuation allowance against all of its U.S. deferred tax assets, except for a portion sufficient to offset its liabilities under the provisions of Financial Accounting Standards Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return. The deferred tax assets consist primarily of net operating loss and tax credit carryforwards. In assessing the need for a valuation allowance, SiRF considers all available positive and negative evidence such as earnings history, projections of future income, future reversals of existing taxable temporary differences, and tax planning strategies. SiRF’s cumulative loss in the most recent three-year period, including the current net loss, represents negative evidence sufficient to maintain a valuation allowance under the provisions of FAS No. 109. SiRF intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

The calculation of SiRF’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. SiRF evaluates its uncertain tax positions under the provisions of FIN No. 48. SiRF only recognizes tax benefits for positions that are more likely than not to be sustained upon final resolution with a taxing authority. SiRF measures these tax benefits by estimating the amount of benefit that corresponds to the cumulative probability greater than 50% of being sustained upon final resolution with a taxing authority. SiRF exercises significant judgment in estimating the final resolution of its tax positions with a taxing authority. SiRF believes it has adequately provided for any reasonably foreseeable adjustments to its tax liability. If SiRF ultimately determines that payment of these amounts is unnecessary, it will reverse the liability and recognize a tax benefit during the period in which it determines that the liability is no longer necessary, in accordance with FIN No. 48.

Adoption of Recent Accounting Pronouncements

Fair Value Measurement

In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS No. 157, Fair Value Measurement. SFAS No. 157 provides a framework that clarifies the fair value measurement objective within GAAP and its application under the various accounting standards where fair value measurement is allowed or required. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 requires fair value measurements to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, FASB Staff Position, or FSP No. 157-b was issued, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The FSP partially defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, including interim periods within that fiscal year for items within the scope of the FSP. Effective January 1, 2008, SiRF adopted SFAS No. 157 except as it applies to those nonfinancial assets and nonfinancial liabilities within the scope of FSP, No. 157-b. Effective December 28, 2008, SiRF adopted SFAS No. 157 as it applies to nonfinancial assets and nonfinancial liabilities. The full adoption of SFAS No. 157 did not have a material impact on SiRF’s financial position and results of operations.

Recently Issued Accounting Pronouncements

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP Financial Accounting Standard, or FAS, 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. FSP No. 157-4 provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. FSP No. 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP No. 157-4 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. FSP No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and is applied prospectively. SiRF does not believe that the implementation of this standard will have a material impact on its consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP Nos. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments. FSP Nos. 115-2 and 124-2 amend the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments in the financial statements. The most significant change the FSP Nos. 115-2 and 124-2 brings is a revision to the amount of other-than-temporary loss of a debt security recorded in earnings. FSP Nos.115-2 and FAS 124-2 are effective for interim and annual reporting periods ending after June 15, 2009. SiRF does not believe the implementation of this standard will have a material impact on its consolidated financial statements.

Results of Operations

Revenue

The following table sets forth SiRF’s revenue for the first quarter of 2009 and 2008 (dollars in thousands):

	Three Months Ended
	March 28, 2009		March 31, 2008
	Dollars	% of Net Revenue	Dollars	% of Net Revenue
Product revenue	$32,321	94%	$59,928	97%
License royalty revenue	1,927	6%	2,048	3%

Net revenue	$34,248		$61,976

Decrease, period over period	$(27,728)
Percentage decrease, period over period	-45%

Product revenue decreased in the first quarter of 2009, as compared to the corresponding period in the prior year, due to the declines in unit shipments of 36% and in average selling prices of 16%. The decline in unit shipments was a result of decreased market share and continuing weakness in consumer demand. In general, average selling prices are expected to decline over time within a given product line due to market competition and the general nature of the semiconductor industry. Combined average selling prices will be affected by this, but will also vary depending on product and customer mix, as well as the introduction of new products.

License royalty and service revenue represented 6% and 3% of SiRF’s net revenue in the first quarter of 2009 and 2008, respectively. License royalty and service revenue in first quarter of 2009, as compared to the corresponding period in the prior year, remained steady in dollar terms and increased as a percentage of total revenue due to the decline in product revenue.

Net revenue from international sales was approximately 70% and 84% of SiRF’s net revenue in first quarter of 2009 and 2008, respectively. Net revenue from international sales to the Asia-Pacific and European region accounted for approximately 50% and 8% in the first quarter of 2009, respectively, compared to 66% and 14% of net revenue in the first quarter of 2008, respectively. International sales to the Asia-Pacific and European region decreased in the first quarter of 2009, as compared to the corresponding period in the prior year, due to weaker demand from several of SiRF’s customers in those regions. Although a large percentage of SiRF’s sales are made to customers in the Asia-Pacific region, SiRF believes that a significant amount of the systems designed and manufactured by these customers are subsequently sold through to OEMs outside of the Asia-Pacific region. All of SiRF’s sales are denominated in United States dollars.

In each of the first quarter of 2009 and 2008, SiRF’s 10 largest customers collectively accounted for 73% of its net revenue. In the first quarter of 2009, three of SiRF’s customers, Celestica, Flextronics and Promate, each represented 10% or more of SiRF’s net revenues. In the first quarter of 2008, three customers, Promate, Garmin and Elcoteq, each represented 10% or more of SiRF’s net revenues.

SiRF’s revenue growth depends in large part on the consumer demand for GPS products. Due to the continuing uncertainties in the global economic environment, intensifying market competition, and the ITC Final Determination, which may affect customer demand for SiRF products, SiRF’s revenue may be negatively impacted for the near future and beyond. In addition, SiRF’s revenue may be impacted by SiRF’s pending Merger with CSR, by the outcome of litigation or other factors outside of SiRF’s control. See Note 16, Commitments and Contingencies, of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information.

Gross Profit

Gross profit consists of net revenue, less cost of product revenue, including non-cash expenses related to the estimated fair value of employee stock-based compensation expense, amortization of acquisition-related intangible assets and impairment of acquisition-related intangible assets (if applicable). Cost of product revenue consists primarily of finished units or silicon wafers and costs associated with the assembly, testing and inbound and outbound shipping of SiRF’s chip sets, costs of personnel and occupancy associated with manufacturing-related overhead functions, such as manufacturing support and quality assurance, as well as write-downs for inventory losses, all of which are associated with product revenue. As SiRF does not have long-term, fixed supply agreements, its unit or wafer costs are subject to change based on the cyclical demand for semiconductor products. There was no cost of license royalty and service revenue for the periods reported.

Cost of product revenue for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Cost of product revenue	$18,346	$31,898
Percentage of net revenue	54%	51%
Decrease, period over period	$(13,552)
Percentage decrease, period over period	-42%

Amortization of acquisition-related intangible assets, presented as a component of cost of revenue for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Amortization of acquisition-related intangible assets	$2,150	$3,707
Percentage of net revenue	6%	6%
Increase (decrease), period over period	$(1,557)
Percentage increase (decrease), period over period	-42%

Gross profit and gross margin for the periods reported were as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Gross profit	$13,752	$26,371
Gross margin	40%	43%
Decrease, period over period	$(12,619)
Percentage decrease, period over period	-48%

Product gross margin for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
Product gross margin (1)	37%	41%

(1)	This excludes license royalty revenue.

The decrease in cost of product revenue in the first quarter of 2009, as compared to the corresponding period in the prior year, correlates with the decrease in SiRF’s net revenue and unit shipments during the same period.

The decrease in amortization of acquisition-related intangible assets in the first quarter of 2009 in dollar terms, as compared to the corresponding period in the prior year, was due to impairment charges of acquisition-related intangible assets recorded in the second quarter of 2008. However, as a percentage of revenue the amortization of acquisition-related intangible assets remain stable in the first quarter of 2009 compared to the prior year period.

Cost of product revenue includes stock-based compensation expense of $0.3 million and $0.2 million in the first quarter of 2009 and 2008, respectively.

The decrease in gross profit and gross margin in the first quarter of 2009, as compared to the corresponding period in the prior year, was driven by continued declines in average selling prices driven by competitive pressures and changes in SiRF’s product mix, as well as amortization on acquisition-related intangible assets. The declines in average selling prices were partially offset by declines in the per-unit cost of products sold. Additionally, the decline was partially offset by SiRF’s license royalty and service revenue, which has no cost of revenue, represented a larger percentage of revenue compared to the prior year.

In the future, SiRF’s gross margin may be affected by increased competition and related decreases in average selling prices, changes in the mix of products sold, including the mix of semiconductor products and the markets or customers they are sold to, as well as the extent of license royalty revenue, the availability and cost of products from its suppliers, manufacturing yields, particularly on new products, increased volume and related volume price breaks, timing of volume shipments of new products and potential delays in introductions of new products. Furthermore, continuing uncertainties in the global economic environment and consequences of the ITC Final Determination may affect customer demand for GPS products. As a result, SiRF may experience declines in demand or average selling prices of its existing products, and its inventories on hand may become impaired, resulting in write-offs either for excess quantities, lower of cost or market considerations or impairment on acquisition-related intangible assets. Such write-offs, when determined, could have a material adverse effect on gross margins and results of operations. See Note 16, Commitments and Contingencies, of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information.

Operating Expenses

SiRF’s results of operations include non-cash expenses related to the estimated fair value of employee stock-based compensation awards. The following table provides the amounts recorded within operating expenses for employee stock-based compensation expense during the first quarter of 2009 and 2008:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(In thousands)
Stock-based compensation expense included within operating expense:
Research and development	$4,340	$4,808
Sales and marketing	$1,221	$1,371
General and administrative	$885	$2,480

During 2008, SiRF implemented various cost cutting measures through restructuring plans and certain cost control activities. For example, SiRF implemented restructuring plans in March, July and December 2008 (See Note 6, Restructuring, of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information). In general, these measures reduced SiRF’s operating expense structure by lowering its average headcount, reducing its facilities, and other associated costs, which are reflected in the research and development, sales and marketing and general and administrative expenses below.

Research and Development

Research and development expense consists primarily of salaries, bonuses, benefits and stock-based compensation expense for engineering personnel, depreciation of engineering equipment, amortization of intellectual property assets, costs of outside engineering services from contractors and consultants and costs associated with prototype wafers and mask sets. Research and development expense for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Research and development	$20,984	$26,881
Percentage of net revenue	61%	43%
Decrease, period over period	$(5,897)
Percentage decrease, period over period	-22%

The decrease in research and development expense in the first quarter of 2009, as compared to corresponding period in the prior year, was due to decreases in compensation-related expenses of $1.8 million and stock-based compensation expense of $0.5 million, which resulted from lower average headcount during the period related to the reduction in force in March, July and December 2008. In addition, product development, equipment and maintenance, and facilities-related expenses decreased by $1.9 million, $0.6 million, $0.5 million, respectively, which was attributable to SiRF’s cost cutting measures. Also, contingent acquisition expense decreased $0.3 million as a result of SiRF making its final contingent acquisition payment in the fourth quarter of 2008 related to the TrueSpan acquisition in 2006.

As a result of SiRF’s restructuring activities as described elsewhere herein, SiRF expects its research and development expense to decrease in absolute dollar amount in the near future. In addition, due to the challenging macroeconomic environment and competitive pressure, research and development expenses as a percentage of revenue may also decrease.

Sales and Marketing

Sales and marketing expense consists primarily of salaries, bonuses, benefits, stock-based compensation expenses and related costs for sales and marketing personnel, sales commissions, customer support, public relations, tradeshows, advertising and other marketing activities. Sales and marketing expense for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Sales and marketing	$4,812	$7,425
Percentage of net revenue	14%	12%
Decrease, period over period	$(2,613)
Percentage decrease, period over period	-35%

The decrease in sales and marketing expense in the first quarter of 2009, as compared to the corresponding period in the prior year, was related to decreases in compensation-related expense of $1.3 million and stock-based compensation expense of $0.2 million, which resulted from lower average headcount during the period related to the reduction in force in March, July and December 2008. Additionally, in the first quarter of 2009, there were decreases in general sales and marketing expense of $0.5 million, facilities-related expenses of $0.2 million and travel expenses of $0.2 million due to SiRF’s cost-cutting efforts.

General and Administrative

General and administrative expense consists primarily of salaries, bonuses, benefits, stock-based compensation expenses and related costs for finance and administrative personnel, as well as outside service expenses, including legal, accounting and recruiting. General and administrative expense for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
General and administrative	$10,543	$15,090
Percentage of net revenue	31%	24%
Decrease, period over period	$(4,547)
Percentage decrease, period over period	-30%

The decrease in general and administrative expense in the first quarter of 2009, as compared to the corresponding period in the prior year, was due to lower litigation expenses of $4.9 million, offset by higher general legal expenses of $3.3 million primarily related to the pending merger with CSR. The decreases in general and administrative expenses, in the first quarter of 2009, were also related to lower compensation expenses of $0.3 million and stock-based compensation expense of $1.6 million, which resulted from lower average headcount during the period related to the reduction in force in March, July and December 2008 as well as natural attrition. The decrease was also attributable to decreases in professional consulting services of $0.5 million and office expenses of $0.3 million due to SiRF cost cutting measures. See Note 16 of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for a discussion of material legal proceedings during 2009.

Due to the inherent uncertainties of litigation, it is difficult for SiRF to estimate how it will impact its general and administrative expense in the foreseeable future. In addition, SiRF has incurred and will continue to incur expenses in connection with the proposed Merger. SiRF will remain liable for these expenses even if it does not complete the Merger.

Amortization of Acquisition-Related Intangible Assets

Acquired identified intangible assets consist of acquired developed and core technology, patents, trade names and non-compete agreements. Acquired identified intangible assets are amortized using the straight-line method over their expected useful lives, which range from two to thirteen years.

Amortization of acquisition-related intangible assets for the periods reported was as follows:

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Amortization of acquisition-related intangible assets	$861	$2,489
Percentage of net revenue	3%	4%
Decrease, period over period	$(1,628)
Percentage decrease, period over period	-65%

The decrease in amortization expense in the first quarter of 2009, as compared to the corresponding period in the prior year, was due to impairment on acquisition-related intangible assets in the second quarter of 2008.

Restructuring and Asset Impairment Charges

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Restructuring and asset impairment charges	$688	$473
Percentage of net revenue	2%	1%
Increase, period over period	$215
Percentage increase, period over period	45%

The restructuring charges in the first quarter of 2009 were related to severance and asset impairment charges resulting from the restructuring plan approved in December 2008, while the restructuring charges in 2008 were related to severance, asset impairment and excess lease charges resulting from the restructuring plan approved in March, July and December 2008. See Note 6, Restructuring, of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information. SiRF expects all the recently announced restructuring activities to be substantially completed by the second quarter of fiscal year 2009, with additional cash expenditures of less than $0.5 million related to employee severance and benefit arrangements and facilities.

Other Income, Net

	Three Months Ended
	March 28, 2009	March 31, 2008
	(In thousands)
Interest income, net	$228	$1,149
Other expense, net	(48)	(137)
Gain on note receivable previously written off	7,300	—

Other income, net	$7,480	$1,012

The decrease in interest income, net in the first quarter of 2009, as compared to the corresponding period in the prior year, was primarily due to lower invested balances maintained during the period at lower interest rates. Other expense, net was lower in the first quarter of 2009, as compared to the corresponding period in the prior year, primarily due to fixed asset disposals in prior year. The gain on note receivable previously written off relates to the note receivable that SiRF settled in February 2009. See Note 13, Gain on Note Receivable Previously Impaired of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information.

Provision for Income Taxes

Provision for income taxes was approximately $0.3 million and $3.1 million in the first quarter of 2009 and 2008, respectively. The provision for income taxes in the first quarter of 2009 differs from the amount computed by applying the statutory federal rate primarily due to unbenefitted losses. The provision for income taxes in the first quarter of 2008 differs from the amount computed by applying the statutory federal rate primarily due to unbenefitted foreign losses and nondeductible stock based compensation expenses.

Liquidity and Capital Resources

Financial Condition

	Three Months Ended
	March 28, 2009	March 31, 2008
	(Dollars in thousands)
Net cash used in operating activities	$(14,543)	$(2,832)
Net cash provided by investing activities	4,125	10,091
Net cash provided by financing activities	156	693

Net increase (decrease) in cash and cash equivalents	$(10,262)	$7,952

Cash Flows

As of March 28, 2009, we had $109.5 million in cash, cash equivalents and marketable securities and $113.4 million in working capital, as compared to cash, cash equivalents and marketable securities balance of $115.8 million and $117.2 million in working capital as of December 27, 2008.

Operating Activities. Net cash used in operating activities was $14.5 million in the first quarter of 2009, which resulted from a net loss of $16.9 million adjusted for non-cash reconciling items of $4.4 million, primarily related to stock-based compensation expense of $6.8 million, gain on note receivable previously impaired of $7.3 million and depreciation and amortization expense of $4.5 million. Net cash used in operating activities was also impacted by net changes in assets and liabilities of $2.1 million driven by higher accounts receivable and lower accounts payable, partially offset by lower inventory and prepaid expenses and other assets and higher other accrued liabilities.

Net cash used in operating activities was $2.8 million in the first quarter of 2008, which resulted primarily from a net loss of $28.1 million adjusted for non-cash reconciling items of approximately $19.2 million, primarily related to stock-based compensation expense, impairment of long-lived assets, depreciation and amortization expense and changes in net deferred tax assets. Net cash used in operating activities was also impacted by net changes in assets and liabilities of $6.1 million driven primarily by lower accounts receivable balance, partially offset by an increase in inventories and decreases in accounts payable and accrued payroll and related benefits.

Investing Activities. Net cash provided by investing activities was $4.1 million in the first quarter of 2009 and primarily resulted from proceeds from a note receivable of $9.0 million, offset partially by net expenditures from purchases of available-for-sale investments of $4.0 million and to a lesser extent capital expenditures of $0.4 million and purchases of intellectual property assets of $0.5 million. See Note 13, Gain on Note Receivable Previously Impaired, of the Notes to Condensed Consolidated Financial Statements in Item 1 of Part I of this report for further information.

Net cash provided by investing activities was $10.1 million in the first quarter of 2008 and primarily resulted from the net expenditures from purchases of available-for-sale investments of $27.0 million, issuance of a notes receivable of $13.5 million, and to a lesser extent capital expenditures of $2.2 million and purchases of intellectual property assets of $1.2 million. See Note 13, Gain on Note Receivable Previously Impaired, of the Notes to Condensed Consolidated Financial Statements in Item 1 for further information.

Financing Activities. Net cash provided by financing activities was approximately $0.2 million in the first quarter of 2009, which was due to the proceeds from stock option exercises.

Net cash provided by financing activities was approximately $0.7 million in the first quarter of 2008, which was due to the proceeds from stock option exercises of approximately $0.6 million and $0.1 million related to the gross excess tax deductions in excess of compensation cost as required under SFAS No. 123R.

Prior to March 2009, SiRF had maintained a short-term revolving line of credit under which it may borrow up to $5.0 million, including $5.0 million in the form of letters of credit, with an interest rate equal to the prime rate (3.25% as of March 28, 2009) plus 1.25%. The line of credit expired in March 2009. SiRF currently has no plans to obtain additional debt financing.

SiRF believes that its existing cash, investments, and cash generated from operating activities will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. If SiRF requires additional capital resources to grow its business internally or to acquire complementary technologies and businesses at any time in the future, SiRF may seek to sell additional equity or debt securities or obtain other debt financing, which could result in more dilution to its stockholders.

Contractual Obligations and Commitments

As of March 28, 2009, our contractual obligations and commitments are materially consistent with that disclosed as of December 27, 2008.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

SiRF’s exposure to market risks for changes in interest rates relates primarily to its investment portfolio. SiRF considers highly liquid investments with original maturities of ninety days or less to be cash equivalents. Investments with original maturities over ninety days and remaining maturities less than one year are considered short-term investments and investments with remaining maturities greater than one year are considered long-term investments. As of March 28, 2009 SiRF’s cash equivalents and investments are principally comprised of high-quality commercial paper, obligations of the United States government sponsored enterprises and money market accounts. SiRF has analyzed our interest rate exposure to assess the impact of hypothetical changes in interest rates. SiRF does not believe a hypothetical 10% decrease or increase in interest rates from the March 28, 2009 period end rates would have a material effect on the fair market value of our portfolio, our results of operations or cash flows.

Foreign Currency Exchange Risk

SiRF’s exposure to adverse movements in foreign currency exchange rates is primarily related to its subsidiaries’ operating expenses, primarily in Belgium, China, Germany, India, Japan, Korea, Singapore, Taiwan and United Kingdom, denominated in the respective local currency. SiRF does not believe a hypothetical 10% decrease or increase in foreign currency exchange rates would have a material impact on its consolidated financial statements or results of operations. All of its sales are transacted in United States dollars.

Item 4:	Controls and Procedures

(a) Evaluation of disclosure controls and procedures. SiRF maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to its management, including its Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating its disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. SiRF’s disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on SiRF’s evaluation as of the end of the period covered by this quarterly report on Form 10-Q, its Interim Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, its disclosure controls and procedures were effective at the reasonable assurance level.

(b) Changes in internal control over financial reporting. There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) identified in connection with management’s evaluation during SiRF’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, SiRF’s internal control over financial reporting.

APPENDIX B—CSR plc FINANCIAL INFORMATION FOR THE QUARTERLY PERIOD ENDED APRIL 3, 2009

The following CSR financial information for the three months ended April 3, 2009 is an excerpt from CSR’s quarterly earnings release issued May 6, 2009. The principal change from the information contained in the earnings release is the elimination of non-GAAP measures to comply with U.S. federal securities disclosure requirements applicable to this proxy statement/prospectus.

FIRST QUARTER FINANCIAL HIGHLIGHTS

•	Revenues of $80.6m, in line with guidance, reflected continued weak market demand and destocking for most business units.

•	Basic and diluted loss per share $0.09.

•	Diluted loss per share of $0.09.

•	Maintained net cash balances of $263m. Inventory down by $17m to $49m.

FIRST QUARTER 2009 RESULTS TABLE

	Q1 2009	Q4 2008	Change Q4 2008 to Q1 2009		Q1 2008	Change Q1 2008 to Q1 2009
Revenue	$80.6m	$140.1m	$(59.5m	)	$160.9m	$(80.3m	)
Gross Margin	41.1%	43.5%	(2.4)%		45.1%	(4.0)%
R&D expenditure	$34.8m	$37.8m	$(3.0m	)	$40.6m	$(5.8m	)
SG&A expenditure	$19.5m	$38.1m	$(18.6m	)	$78.1m	$(58.6m	)
Operating result	$(21.2m )	$(15.0m )	$(6.2m	)	$(46.2m )	$25.0m
Diluted loss per share	$(0.09)	$(0.05)	$(0.04)		$(0.32)	$0.23
Net cash from operating activities	$3.6m	$34.0m	$(30.4m	)	$6.4m	$(2.8m	)
Cash, cash equivalents & treasury deposits	$262.9m	$261.9m	$1.0 m		$210.7m	$52.2m

FIRST QUARTER OPERATIONAL AND COMMERCIAL HIGHLIGHTS

•	Strong operational progress with next generation products:

•	BlueCore7000 in mass production on schedule, with first shipments to our lead customer expected in the third quarter of 2009. Sampling BlueCore7000 products with other Tier 1 customers.

•	CSR9000 and UniFi6000 received a very positive response from our customers and CSR Synergy used with CSR9000 has been ratified to the new Bluetooth v3.0 standard.

•	MusiCore had its first design-win into a handset for a Tier 1 manufacturer.

•	Strong growth in our share of handset design-wins.

•	Won all available design-wins in the stereo headset market and continued to win significant majority of design-wins in the mono headset market.

•	Gross margin declined due to a shift in product mix and fixed manufacturing overheads being spread over a lower revenue base. We expect these factors to reverse during the remainder of the year.

•	Consumer electronics and headset markets remain weak.

•	The merger with SiRF Technology Holdings, Inc. is on track with closing expected in June.

OUTLOOK

The macro-economic environment has clearly impacted levels of demand across our industry and will undoubtedly continue to present challenges. It appears that supply chain de-stocking in the handset market has now largely ceased. In addition we believe that supply chain de-stocking should also predominantly cease in the headset segment in the course of the second quarter. Coupled with the normal seasonality, we therefore expect a marked up-lift in revenues for the second quarter.

Encouragingly, we have seen design-wins across all customer groups in our handset business. This will enhance the previously highlighted expected significant increase in our market share in the second half of 2009 when shipments of BC7000 begin.

Commenting, Joep van Beurden, Chief Executive Officer, said:

“As expected, the first quarter was a difficult one with the effects of the global economic recession exacerbated by customer de-stocking programmes. Nevertheless, we delivered revenues towards the upper end of our guidance and continued to generate net cash.

“Operationally, we have successfully aligned our cost base to the prevailing market conditions and have achieved more than the $25 million annualised run-rate of savings we announced at our last set of results. At the same time, we have successfully executed our key new product development programmes and established BC7000, UniFi6000 and CSR9000 in the market.

“Our proposed merger with SiRF is on schedule with completion expected in June. Integration planning is advanced and we are confident in achieving our synergy targets.

“With the SiRF merger we will complete a market-leading position in the key technologies that make up the Connectivity Centre. Together with the strength of our design-win performance and the positive customer reactions to our next generation products, we view the future with confidence.”

OPERATING REVIEW

Cellular (Handsets and Headsets)

The first quarter is traditionally our weakest of the year and combined with the poor economy has resulted in a considerable reduction in overall revenue. During the quarter, however, we saw relative strength from the handset market and our revenues benefited in particular from the more buoyant demand for smart and feature phones which are most likely to contain Bluetooth and, increasingly, other Connectivity Centre technologies.

This quarter, the headset market was particularly weak. We believe the supply chain for headsets was significantly oversupplied in the second half of 2008 and there continues to be a level of excess inventory. We expect this inventory to clear substantially from the supply chain in the course of the second quarter.

Our BlueCore7000 series is in mass production as scheduled and we continue to expect to begin shipping to our lead customer in the third quarter of 2009. This handset product range has also received strong interest from other Tier 1 customers, due to its world leading performance, small die size and favourable cost. We started a global marketing campaign during the first quarter, and we are confident that this product range will win significant business across a variety of OEMs and lead to increasing market share beginning in the second half of 2009.

MusiCore has won its first design-win into a (low-volume) handset for a Tier 1 manufacturer, which we believe validates our technology and proof of concept. We expect to begin shipping this product later in the second quarter.

UF6026, our latest generation Wi-Fi chip, which is part of the UniFi6000 range, is sampling worldwide and we have high levels of interest from a number of OEMs in this product. Operationally, we have accelerated the finalisation of the product as a direct result of interest in its 2.4Ghz capability. The UniFi6000 family of products is the world’s smallest embedded Wi-Fi chip—just 16mm2 of silicon incorporating industry-leading co-existence and low power consumption whilst supporting the IEEE standards 802.11a/b/g and n.

We have seen particular interest during the first quarter in our newly launched CSR9000 product which combines Wi-Fi, Bluetooth, and FM transmit and receive, in a single device. The product has received a very positive response from our customers due to its high levels of co-existence and small combined die size which is 30% smaller than our competitor’s single die alternative. This gives us confidence that we will be able to validate the commercial rationale behind this product and our choice to combine Bluetooth and Wi-Fi in a flexible, cost-effective module. CSR Synergy, our latest wireless systems software, used in CSR9000, was also qualified for the new Bluetooth v3.0 standard on 21st April and keeps CSR’s unbroken track record of having qualified and listed each version of Bluetooth on the first possible day.

One of the most exciting headset developments in the quarter was the announcement by Apple Inc. that it plans to include Bluetooth stereo audio streaming (A2DP) in its next-generation operating system, iPhoneOS 3.0. This development should substantially increase the total addressable market for “Made for iPod” stereo headsets and accessories.

In the first quarter, we believe we won in excess of 80% of all qualified Bluetooth headset designs and 100% of all stereo Bluetooth headset designs. This illustrates our continued strength in the headset market. Our large and dedicated R&D investment in this sector of the Bluetooth market enables us to offer a wide range of superior products at attractive price points to our customers. For example, during the quarter, CSR launched a new range of headset chips being the BC6110, BC6130, BC6140 and BC6150, focused at the music and voice markets. This new feature rich portfolio is targeted at specific customer segments, enabling us to address their wide ranging needs.

As a result, we believe we are well positioned to maintain significant market share in all segments of the headset market.

Non-cellular applications

Consumer demand remains weak for electronic goods, and as such, demand from our non-cellular customers remains poor. The PND market appears to be echoing the headset market with low demand and significant stock in the supply chain. However, we continue to win new sockets and have recently won a Bluetooth ROM slot with a large US PND manufacturer.

Automotive volumes, have held up relatively well thus far. We believe it is largely due to higher attach rates as manufacturers try to promote sales by the inclusion of optional extras. CSR has by far the largest market share in this segment.

We believe that customers remain interested in using Bluetooth across a wide variety of applications that demand high quality short-range connectivity. We continue to talk to a number of consumer electronics manufacturers and believe that Bluetooth will see greater adoption particularly as the price point becomes increasingly attractive.

Financial Review

First Quarter ended 3 April 2009

Income Statement

Revenue

Revenue for Q1 2009 amounted to $80.6 million, a decrease of $59.5 million from Q4 2008 revenue of $140.1 million (Q1 2008: $160.9 million).

Revenue from our top five customers in the quarter represented 52% of total revenue (Q4 2008: 49%, Q1 2008: 52%). Our largest customer represented 17% of total revenue (Q4 2008: 16%, Q1 2008: 26%).

Gross Profit

Gross profit for Q1 2009 was $33.1 million compared with $60.9 million in Q4 2008 (Q1 2008: $72.6 million). Gross margin was 41.1% of revenue, down from 43.5% in Q4 2008 (Q1 2008: 45.1%) as there was a change in mix towards handset products which generally have lower margins and fixed overheads represented a larger percentage of revenue.

Operating Expenses

Operating expenses were $54.3 million compared with $75.9 million in Q4 2008 (Q1 2008: $118.8 million) which included non-cash amortisation of acquired intangibles of $1.2 million in Q1 2009 (Q4 2008: $1.2 million, Q1 2008: $1.8 million), costs for integration and restructuring of $1.0 million (Q4 2008: restructuring $14.4 million) and in Q1 2008 a non-cash impairment charge of $52.9 million.

Research and development (R&D) expenditure was $34.8 million in Q1 2009, compared with $37.8 million in Q4 2008, a decrease of 8% (Q1 2008: $40.6 million). Selling, general and administrative (SG&A) expenses were $19.5 million for Q1 2009, compared with $38.1 million in Q4 2008 (Q1 2008: $78.1 million) Q1 2009 includes $1.0 million and Q4 2008 $14.4 million of integration and restructuring charges while Q1 2008 included a non cash impairment charge of $52.9 million. The reductions were due to a combination of the impact of the restructuring programme, timing of engineering spend along with tight cost control and the absence of restructuring and impairment related charges.

Share-based payment charges, recorded under IFRS 2, were $2.5 million for Q1 2009, representing a decrease of $0.3 million when compared with Q4 2008 charges of $2.8 million (Q1 2008: $0.6 million).

Operating Result

Operating loss was $21.2 million for Q1 2009, compared with a loss of $15.0 million in Q4 2008 (Q1 2008: loss of $46.2 million).

Operating margin was a loss of 26.3% in Q1 2009, compared with a loss of 10.7% in Q4 2008 (Q1 2008: loss of 28.7%).

Earnings

For Q1 2009, loss before taxation was $22.6 million, compared with a loss of $15.8 million for Q4 2008 (Q1 2008: loss of $44.2 million).

Finance costs were $2.0 million in Q1 2009, compared with $2.2 million in Q4 2008 (Q1 2008: $0.3 million), mainly due to exchange losses incurred on non-US dollar cash balances. Interest income was $0.65 million (Q4 2008: $1.3 million, Q1 2008: $2.3 million).

To manage exposure to foreign exchange movements, we entered into US dollar forward contracts. Our average US dollar contract rate for 2009 is set at $1.93 (2008: $1.98). A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance.

Taxation in the quarter was a credit of $11.3 million.

Diluted loss per share for Q1 2009 was a loss of $0.09, compared with a loss of $0.05 in Q4 2008 (Q1 2008: loss of $0.32).

Balance Sheet and Cash Flow

Cash, cash equivalents and treasury deposits increased to $262.9 million at 3 April 2009, from $261.9 million at 2 January 2009, an increase of $1.0 million.

Operating cash flow was a cash inflow of $3.6 million compared to an inflow of $34.0 million in Q4 2008 (Q1 2008: inflow $6,4 million). During Q1 2009 there was a cash outflow of $87.6 million compared to an inflow of $57.4 million in Q4 2008 (Q1 2008: outflow $102.8 million) mainly due to the purchase of $90 million of treasury deposits.

Inventory at 3 April 2009 stood at $48.6 million, a 27% decline from the level at 2 January 2009 ($66.2 million), which represents 94 inventory days (Q4 2008: 76 days). We aim to keep sufficient inventory to meet the often short customer order lead times in this industry and expect the inventory days metric to decrease as demand recovers.

Trade receivables decreased to $53.4 million as at 3 April 2009, down from $65.2 million at 2 January 2009. Days’ sales outstanding decreased to 51 days (2 January 2009: 58 days).

People

Overall headcount decreased by 28 (Q4 2008: decreased by 97) to 947 at the end of Q1 2009, mainly as a result of staff who were serving notice as part of the restructuring programme at the end of 2008 leaving the company.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the period:	Note	Q1 2009	Q4 2008	Q1 2008	2008
		$’000	$’000	$’000	$’000
Revenue		80,553	140,073	160,881	694,865
Cost of sales		(47,432)	(79,126)	(88,298)	(385,037)

Gross profit		33,121	60,947	72,583	309,828
Research and development (‘R&D’) expenses:
Other research and development		(33,600)	(36,622)	(38,818)	(152,749)
Amortisation of acquired intangible assets		(1,199)	(1,199)	(1,821)	(5,418)

Total R&D expenses		(34,799)	(37,821)	(40,639)	(158,167)

Sales, marketing and administrative (‘SG&A’) expenses:
Other selling, general and administrative		(18,453)	(23,634)	(25,218)	(92,813)
Impairment of assets		—	—	(52,918)	(52,918)
Integration and restructuring		(1,031)	(14,445)	—	(14,445)

Total SG&A expenses		(19,484)	(38,079)	(78,136)	(160,176)

Operating loss		(21,162)	(14,953)	(46,192)	(8,515)
Investment income		618	1,309	2,274	6,139
Finance costs		(2,007)	(2,169)	(256)	(4,075)

Loss before tax		(22,551)	(15,813)	(44,174)	(6,451)
Tax		11,271	9,779	2,226	(488)

Loss for the period		(11,280)	(6,034)	(41,948)	(6,939)

(Loss) earnings per share		$	$	$	$
Basic		(0.09)	(0.05)	(0.32)	(0.05)
Diluted		(0.09)	(0.05)	(0.32)	(0.05)
Weighted Average Number of Shares		128,773,576	128,125,891	130,482,424	128,617,601
Diluted Weighted Average Number of Shares		130,115,569	129,563,982	133,433,443	130,610,753

CONDENSED CONSOLIDATED BALANCE SHEET

As of;	3 April 2009	2 January 2009	28 March 2008
	$’000	$’000	$’000
Non-current assets
Goodwill	106,322	106,322	107,300
Other intangible assets	18,658	20,797	28,937
Property, plant and equipment	44,780	48,173	56,585
Deferred tax asset	14,982	6,481	2,938

	184,742	181,773	195,760

Current assets
Inventory	48,609	66,201	73,815
Derivative financial instruments	472	—	340
Trade and other receivables	68,828	81,809	100,381
Treasury deposits	171,000	81,000	120,000
Cash and cash equivalents	91,905	180,898	90,708

	380,814	409,908	385,244

Total assets	565,556	591,681	581,004

Current liabilities
Trade and other payables	50,345	62,170	90,856
Tax liabilities	1,550	1,648	20,229
Obligations under finance leases	301	1,057	2,978
Derivative financial instruments	20,507	32,062	614
Short-term provisions	3,543	4,408	2,365
Contingent consideration	753	753	16,719

	76,999	102,098	133,761

Net current assets	303,815	307,810	251,483

Non-current liabilities
Deferred tax liability	3,666	4,002	5,101
Contingent consideration	16,747	16,747	—
Long-term provisions	1,560	1,795	—
Obligations under finance leases	298	293	—

	22,271	22,837	5,101

Total liabilities	99,270	124,935	138,862

Net assets	466,286	466,746	442,142

Equity
Share capital	238	238	237
Share premium account	91,523	91,448	90,405
Capital redemption reserve	950	950	950
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)
Merger reserve	61,574	61,574	61,574
Hedging reserve	(14,272)	(25,260)	(619)
Share based payment reserve	30,319	27,864	20,902
Tax reserve	33,072	35,770	29,540
Retained earnings	303,106	314,386	279,377

Total equity	466,286	466,746	442,142

No of shares outstanding:	133,892,864	132,890,821	132,443,574

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Q1 2009	Q4 2008	Q1 2008	2008
	$’000	$’000	$’000	$’000
Loss for the period	(11,280)	(6,034)	(41,948)	(6,939)

Gain (loss) on cash flow hedges	12,026	(21,910)	111	(31,677)
Net tax on cash flow hedges in equity	(3,456)	6,221	(57)	8,930

Net income (expense) recognised directly in equity	8,570	(15,689)	54	(22,747)

Transfers
Transferred to income statement in respect of cash flow hedges	(1,038)	6,013	170	7,316
Tax on items transferred from equity	291	(1,684)	(51)	(2,052)

Total transfers from equity	(747)	4,329	119	5,264

Total recognised income and expense for the period	(3,457)	(17,394)	(41,775)	(24,422)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	Q1 2009	Q4 2008	Q1 2008	2008
		$’000	$’000	$’000	$’000
Net cash from operating activities	2	3,586	33,991	6,407	66,301

Investing activities
Interest received		836	1,295	2,205	6,187
(Purchase) sale of treasury deposits		(90,000)	20,000	(67,935)	(28,935)
Purchases of property, plant and equipment		(1,380)	(711)	(11,092)	(20,232)
Purchases of intangible assets		—	1,481	(282)	(2,448)
Acquisition of subsidiaries		—	—	(11,436)	(11,689)

Net cash (used in) from investing activities		(90,544)	22,065	(88,540)	(57,117)

Financing activities
Repayments of obligations under finance leases		(757)	1,254	(670)	(279)
Purchase of own shares		—	—	(20,199)	(20,199)
Proceeds on issue of shares		69	48	224	1,524

Net cash (used in) from financing activities		(688)	1,302	(20,645)	(18,954)

Net (decrease) increase in cash and cash equivalents		(87,646)	57,358	(102,778)	(9,770)
Cash and cash equivalents at beginning of period		180,898	125,403	193,311	193,311
Effect of foreign exchange rate changes		(1,347)	(1,863)	175	(2,643)

Cash and cash equivalents at end of period		91,905	180,898	90,708	180,898

Notes

1.    Basis of preparation and accounting policies

The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for the 53 weeks ended 2 January 2009 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

This financial information should be read in conjunction with the Group’s consolidated balance sheets as of 2 January 2008 and 28 December 2007, and the related consolidated income statements, cash flow statements and statements of recognised income and expenses for each of the three years ended 2 January 2009, 28 December 2007 and 29 December 2006 included in the Company’s Annual Report included in this proxy statement/prospectus.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB have been condensed or omitted. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These statements does not contain sufficient information to constitute an interim financial report as that term is defined in IAS 34, Interim Financial Reporting. The 2 January 2009 balance sheet was derived from the audited financial statements, but does not include all disclosures required by IFRS as issued by the IASB.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2009	13 weeks	3 January 2009 to 3 April 2009
Q4 2008	14 weeks	27 September 2008 to 2 January 2009
Q1 2008	13 weeks	29 December 2007 to 28 March 2008
2008	53 weeks	29 December 2007 to 2 January 2009

2.    Reconciliation of net loss to net cash from operating activities

	Q1 2009	Q4 2008	Q1 2008	2008
	$’000	$’000	$’000	$’000
Loss for the period	(11,280)	(6,034)	(41,948)	(6,939)
Adjustments for:
Amortisation of intangible assets	1,781	(1,110)	4,754	10,468
Depreciation of property, plant and equipment	4,458	5,725	4,870	20,135
Impairment of assets	—	—	52,918	52,918
Loss on disposal of property, plant and equipment	448	664	(41)	731
Deferred tax adjustment to goodwill	—	978	—	978
Share related charge	2,455	2,802	624	7,586
(Decrease) increase in short-term provisions	(1,100)	3,620	(49)	3,789

Operating cash flows before movements in working capital	(3,238)	6,645	21,128	89,666

Decrease in inventories	17,592	14,526	3,441	11,055
Decrease (increase) in trade and other receivables	12,138	43,086	(4,836)	11,114
Decrease in trade and other payables	(22,020)	(28,160)	(4,088)	(15,500)

Cash generated by operations	4,472	36,097	15,645	96,335

Foreign tax paid	(227)	(240)	(254)	(1,290)
Corporation tax paid	—	(1,823)	(9,196)	(28,738)
Interest paid	(659)	(43)	(108)	(326)
R&D tax credit received	—	—	320	320

Net cash from operating activities	3,586	33,991	6,407	66,301

APPENDIX C—AGREEMENT AND PLAN OF MERGER

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CSR PLC,

SHANNON ACQUISITION SUB, INC.

and

SiRF TECHNOLOGY HOLDINGS, INC.

Dated as of February 9, 2009

C-i

C-ii

C-iii

INDEX OF DEFINED TERMS

Term	Section
2008 Company Condensed Accounts	8.1(a)
2008 Parent Financial Statements	8.1(b)
Acceptable Confidentiality Agreement	5.4(d)(i)
Affiliate	8.1(c)
Agreement	Preamble
Bankruptcy and Equity Exception	3.18(b)
Business Day	8.1(d)
Cancelled Shares	2.1(b)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	3.19(e)
Code	8.1(e)
Companies Acts	4.10(a)
Company	Preamble
Company Benefit Plans	3.19(a)
Company Board Recommendation	3.3
Company Certificates	2.1(c)(ii)
Company Common Stock	Recitals
Company Contracts	3.8(c)
Company Disclosure Letter	8.1(f)
Company Employee	5.9(b)
Company Financial Advisor	3.29
Company Intellectual Property	3.23(a)
Company Leases	3.24(b)
Company Material Adverse Effect	8.1(g)
Company Material Contracts	3.18(a)
Company Option Plans	2.4(a)
Company Organizational Documents	3.5
Company Permits	3.25(a)
Company Preferred Stock	3.9(a)
Company Proxy Statement	3.7(b)
Company Public Reports	3.12(a)
Company Stock Options	2.4(a)
Company Stockholders Meeting	3.7(b)
Company Takeover Proposal	8.1(h)
Confidentiality Agreement	5.3(d)
Continuation Period	5.9(b)
Contracts	8.1(i)
Converted Stock Option	2.4(a)
Copyrights	8.1(k)
D&O Replacement Policy	5.10(c)
D&O Tail Policy	5.10(c)
DGCL	1.1
Disclosure and Transparency Rules	4.11(a)
Dissenting Shares	2.5
Effective Time	1.3
Environmental Laws	3.22
ERISA	3.19(a)

C-iv

Term	Section
ERISA Affiliate	3.19(c)
ESPP	2.4(g)
Excess Parent Shares	2.3(f)(i)
Exchange Act	3.7(b)
Exchange Agent	2.3(a)
Exchange Agent Agreement	2.3(a)
Exchange Fund	2.3(b)
Exchange Ratio	2.1(c)(i)
Exchange Trust	2.3(f)(i)
Excluded Shares	2.1(b)
Expenses	5.17
Governmental Authorizations	3.7
Governmental Entity	3.7
Hazardous Substances	8.1(j)
HSR Act	3.7(d)
Indemnified Parties	5.10(a)
Intellectual Property	8.1(k)
Internet Assets	8.1(k)
IP Licenses	8.1(k)
IRS	3.19(b)
Knowledge	8.1(l)
Laws	8.1(m)
Legal Actions	8.1(n)
Liabilities	3.15
Liens	8.1(o)
Listing Rules	4.3
Maximum Premium	5.10(c)
Merger	Recitals
Merger Consideration	2.1(c)(ii)
Merger Sub	Preamble
Off-the-Shelf Software	3.23(c)
Open Source Materials	8.1(p)
Orders	8.1(q)
Parent	Preamble
Parent Board Recommendation	4.3
Parent Certificates	2.3(b)
Parent Circular/Prospectus	4.7(c)
Parent Contracts	4.8(c)
Parent Disclosure Letter	8.1(r)
Parent Intellectual Property	4.22(a)
Parent Leases	4.23(b)
Parent Material Adverse Effect	8.1(s)
Parent Material Contracts	4.17(a)
Parent Option Plans	4.9(b)
Parent Ordinary Shares	Recitals
Parent Organizational Documents	4.5
Parent Permits	4.24(a)
Parent Prospectus	4.7(c)
Parent Public Reports	4.11(a)
Parent RSU	2.4(e)
Parent Shareholder Circular	4.7(c)

C-v

Term	Section
Parent Shareholders Meeting	4.7(c)
Parent Share Options	4.9(c)
Parent Takeover Proposal	8.1(t)
Patents	8.1(k)
Permits	3.25(a)
Person	8.1(u)
Prospectus Rules	4.11(a)
Proxy Materials	5.6(a)
Proxy Statement/Prospectus	5.6(a)
Registration Statement	4.7(b)
Registration Statement Effective Date	5.6(a)
Representatives	8.1(v)
Requisite Company Vote	3.3
Requisite Parent Vote	4.3
RSU	2.4(e)
SEC	3.7(b)
Securities Act	3.7(b)
Significant Subsidiary	8.1(w)
Software	8.1(k)
Subsidiary	8.1(x)
Superior Proposal	8.1(y)
Surviving Bylaws	1.6
Surviving Charter	1.5
Surviving Corporation	1.1
Takeover Statutes	3.28
Taxes	8.1(z)
Tax Returns	8.1(aa)
Timely Listing	2.5
Trade Secrets	8.1(k)
Trademarks	8.1(k)
Treasury Regulations	8.1(bb)
U.S. Copyright Office	5.20(b)
U.S. GAAP	8.1(cc)
U.S. PTO	5.20(b)

C-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of February 9, 2009 (this “Agreement”), by and among CSR plc, a company organized under the laws of England and Wales (“Parent”), Shannon Acquisition Sub, Inc., a Delaware corporation that is a direct, wholly-owned subsidiary of Parent (“Merger Sub”), and SiRF Technology Holdings, Inc., a Delaware corporation (the “Company”).

RECITALS

(a) The respective boards of directors of Merger Sub and the Company have approved and declared advisable, and the board of directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement.

(b) Subject to certain exceptions, by virtue of the Merger, all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive ordinary shares, par value £0.001 per share, of Parent (the “Parent Ordinary Shares”).

(c) For U.S. federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Code.

Accordingly, the parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned subsidiary of Parent.

Section 1.2 Closing.  Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Alder Castle, 10 Noble Street, London, EC2V 7JU at 3:00 p.m. local time on the second Business Day after the day on which the last of those conditions (other than any conditions that by their nature are to be satisfied at the Closing) is satisfied or waived in accordance with this Agreement or (b) at such other place and time or on such other date as Parent and the Company may agree in writing. The date on which the Closing occurs is referred to as the “Closing Date”.

Section 1.3  Effective Time. Upon the Closing, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, signed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and the Company may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

Section 1.4  Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 1.5  Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth on Exhibit A and, as so amended, shall be, from and after the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Surviving Charter”) until duly amended as provided therein or by applicable Laws.

Section 1.6  Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be, from and after the Effective Time, the bylaws of the Surviving Corporation (the “Surviving Bylaws”) until amended as provided in the Surviving Charter, in the Surviving Bylaws or by applicable Laws.

Section 1.7  Directors. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.8  Officers. The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the DGCL.

Section 1.9  Head Office. The head office of the Company immediately prior to the Effective Time will be the head office of the Surviving Corporation immediately following the Effective Time.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

Section 2.1  Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of capital stock of Merger Sub or the Company:

(a) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock owned by the Company or by Parent or any of its wholly-owned Subsidiaries immediately prior to the Effective Time (collectively, the “Cancelled Shares”) shall be canceled automatically and shall cease to exist, and no Parent Ordinary Shares or other consideration shall be paid in exchange for those Excluded Shares. Each share of Company Common Stock owned by any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (collectively with the Cancelled Shares, the “Excluded Shares”) shall remain outstanding.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares, if any) shall be converted into the right to receive 0.741 (the “Exchange Ratio”) fully paid Parent Ordinary Share, subject to (A) the anti-dilution adjustments provided in Section 2.2 and (B) the payment of cash in lieu of fractional Parent Ordinary Shares as provided in Section 2.3(f), and such Parent Ordinary Shares, when issued, shall be free from all Liens and rank pari passu in all respects with the Parent Ordinary Shares then in issue.

(ii) All shares of Company Common Stock that have been converted into the right to receive Parent Ordinary Shares as provided in Section 2.1(c)(i) shall be canceled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented those shares (“Company Certificates”) shall cease to have any rights with respect to those shares, other than the right to receive Parent Ordinary Shares and cash in lieu of fractional Parent Ordinary Shares as provided in this Section 2.1 and Section 2.3 upon surrender of Company Certificates in accordance with this Article II, including Section 2.3(c) (together, the “Merger Consideration”).

Section 2.2  Adjustments to Prevent Dilution. If, prior to the Effective Time, Parent or the Company changes the number of Parent Ordinary Shares or shares of Company Common Stock outstanding, in each case as a result of share dividends or other distributions payable in Parent Ordinary Shares or Company Common Stock or securities convertible or exchangeable into or exercisable for Parent Ordinary Shares or Company Common Stock or a share or stock split (including a reverse share or stock split), reclassification, combination or other similar change with respect to the Parent Ordinary Shares or the Company Common Stock, then the Exchange Ratio shall be equitably adjusted to eliminate the effects of that share or stock dividend, distribution, share or stock split, reclassification, combination or other change.

Section 2.3  Exchange of Certificates.

(a) Exchange Agent. Prior to the Effective Time, Parent shall (i) select a bank or trust company, satisfactory to the Company in its reasonable discretion, to act as the exchange agent in the Merger (the “Exchange Agent”) and (ii) enter into an exchange agent agreement with the Exchange Agent, the terms and conditions of which are satisfactory to the Company in its reasonable discretion (the “Exchange Agent Agreement”). Unless and until the Parent Ordinary Shares are listed on a national securities exchange in the United States, the parties shall cooperate to cause the Exchange Agent, Parent’s registrar or other institution reasonably satisfactory to the parties to maintain at Parent’s expense from and after the Effective Time a facility to allow for deposit, custody and trading of Parent Ordinary Shares on the London Stock Exchange by former holders of Company Certificates, or Company Stock Options, RSUs and PSAs, including residents of the United States, and if such entity ceases to maintain such facility for any reason, Parent shall use its reasonable best efforts to cause another facility to be created to provide for the foregoing.

(b) Exchange Fund. As of the Effective Time, Parent shall (i) allot to each holder of Company Certificates such whole number of Parent Ordinary Shares as such holder is entitled to receive under Section 2.1(c) which allotment shall be conditional only upon compliance with Section 2.3(c)(ii), (ii) subject to Section 2.3(f)(ii), allot to the Exchange Agent the Excess Parent Shares, and (iii) deposit with the Exchange Agent, for the benefit of holders of Company Certificates, certificates representing such Parent Ordinary Shares and, if applicable, Excess Parent Shares (collectively, “Parent Certificates”). Notwithstanding Section 2.3(b)(i) above, the parties will endeavour to permit, to the extent reasonably practicable, allotment and issue of the Parent Ordinary Shares referred to in Section 2.3(b)(i) at the Effective Time to the Exchange Agent as nominee for the holders of Company Certificates at such time, in which case the transfer of legal title to the Parent Ordinary Shares to such holders shall be conditional only upon compliance by those holders with Section 2.3(c)(ii). Such Parent Ordinary Shares as are allotted to the holder of Company Certificates or as are allotted to the Exchange Agent as nominee for such holders and, if applicable, Excess Parent Shares, together with (i) any cash in lieu of fractional Parent Ordinary Shares to which holders of Company Certificates may be entitled under Section 2.3(f) and (ii) any dividends or other distributions paid with respect to those shares and to which the holders of Company Certificates may be entitled under Section 2.3(d), are collectively referred to as the “Exchange Fund.”

(c) Exchange Procedures.

(i) Letter of Transmittal. Promptly after the Effective Time, and in any event within 10 Business Days thereof, Parent shall cause the Exchange Agent to mail to each holder of record of a Company Certificate (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of Company Certificates to the Exchange Agent and (B) instructions for surrendering Company Certificates.

(ii) Surrender of Company Certificates. Upon surrender of a Company Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of that Company Certificate shall be entitled to receive in exchange therefor the number of whole Parent Ordinary Shares and cash in lieu of fractional Parent Ordinary Shares payable in respect of that Company Certificate less any required withholding of Taxes, which Parent shall issue and/or shall cause the Exchange Agent to issue (or, if applicable, transfer the legal title to, for nil consideration) and/or pay in accordance with the Exchange Agent Agreement and Parent’s register of members shall be updated accordingly. The Parent Ordinary Shares shall be issued in uncertificated form to such account as shall be specified in the completed letter of transmittal, unless a physical share certificate is requested or is otherwise required by applicable Laws, in which case Parent shall cause the Exchange Agent to send such Parent Certificates to such holder promptly in accordance with the Exchange Agent Agreement. Any Company Certificates so surrendered shall be canceled immediately. No interest shall accrue or be paid on any amount payable upon surrender of Company Certificates.

(iii) Unregistered Transferees. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, then the Merger Consideration may be issued and/or paid in accordance with this Section 2.3(c) to a person other than the person in whose name the Company Certificate so surrendered is registered if (A) such Company Certificate is properly endorsed or otherwise in proper form for transfer and (B) the person requesting such payment (1) pays any transfer or other Taxes required by reason of the transfer or (2) establishes to the reasonable satisfaction of Parent and the Exchange Agent that such Taxes have been paid or are not applicable.

(iv) No Other Rights. Until surrendered in accordance with this Section 2.3(c), each Company Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the aggregate Merger Consideration payable in respect of the shares represented by such Company Certificate. The Merger Consideration issued or paid upon the surrender of any Company Certificate will be deemed to have been issued or paid in full satisfaction of all rights pertaining to that Company Certificate and the shares of Company Common Stock formerly represented by it.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions payable with respect to Parent Ordinary Shares that have a record date after the Effective Time shall be paid to a holder of an unsurrendered Company Certificate until that Company Certificate is properly surrendered in accordance with this Article II. Subject to applicable Laws, following the proper surrender of any such Company Certificate, there shall be issued or paid to the Person to whom the Parent Certificate is issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable (if any) with respect to the Parent Ordinary Shares represented by that Parent Certificate that have a record date after the Effective Time and a payment date on or prior to the date of issuance of that Parent Certificate and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Ordinary Shares that have a record date after the Effective Time and a payment date after the date of issuance of that Parent Certificate.

(e) No Further Transfers. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(f) Fractional Shares.

(i) No certificates or scrip representing fractional Parent Ordinary Shares shall be issued upon the surrender of Company Certificates, and such fractional share interests will not entitle their owners to vote, to receive dividends or other distributions or to any other rights of a shareholder of Parent. Each holder of Company Certificates who would otherwise have been entitled to receive a fraction of a Parent Ordinary Share under this Article II (after taking into account all Company Certificates delivered by such holder) shall receive from the Exchange Agent, in accordance with the provisions of this Article II, a cash payment in United States dollars in lieu of such fractional share interest either (A) representing that holder’s proportionate interest in the net proceeds from the sale by the Exchange

Agent in one or more transactions of the aggregate of the fractional Parent Ordinary Shares which would otherwise have been issued under this Article II (the “Excess Parent Shares”) or (B) in accordance with Section 2.3(f)(ii). The sale of the Excess Parent Shares shall be (A) executed on the London Stock Exchange and (B) made at such times, in such manner and on such terms as the Exchange Agent shall determine in its reasonable discretion. Funds received from the sale of the Excess Parent Shares denominated in pounds sterling shall be exchanged for United States dollars at the best rate of exchange reasonably available to the Exchange Agent on or immediately after the date of such sale. Until the net proceeds of such sale or sales have been distributed to the holders of Company Certificates in accordance with this Section 2.3, the Exchange Agent shall hold the net proceeds in trust (the “Exchange Trust”) for those holders. All commissions, fees, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with the sale of the Excess Parent Shares shall be paid by Parent and the Surviving Corporation. As soon as practicable after the determination of the amount of cash to be paid to holders of Company Certificates in lieu of fractional Parent Ordinary Shares, the Exchange Agent shall make that amount available to those holders, without interest. The Exchange Agent shall determine the portion of the net proceeds to which each holder of Company Certificates shall be entitled by multiplying the aggregate amount of the net proceeds by a fraction of which (1) the numerator is the amount of the fractional share interest to which such holder of Company Certificates is entitled (after taking into account all Company Certificates delivered by such holder) and (2) the denominator is the aggregate amount of fractional share interests to which all holders of Company Certificates are entitled.

(ii) Notwithstanding the provisions of Section 2.3(f)(i), Parent may elect, at its option exercised prior to the Effective Time, to pay to the Exchange Agent an amount in cash in United States dollars, to be deposited on the first Business Day following the Effective Time, sufficient for the Exchange Agent to pay each holder of Company Certificates an amount in cash equal to the product obtained by multiplying (A) the fraction of a Parent Ordinary Share to which such holder would otherwise have been entitled by (B) the closing price for a Parent Ordinary Share on the London Stock Exchange on the first Business Day immediately following the Effective Time. In such event, all references in this Agreement to the net proceeds from the sale of the Excess Parent Shares and similar references shall be deemed to refer to the payments calculated in the manner set forth in this Section 2.3(f)(ii).

(g) Required Withholding. Parent, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any cash payments made pursuant to this Agreement such amounts as they may be required to deduct and withhold from such payment under any applicable tax Laws. If Parent, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, deducts or withholds any such amounts, such amounts shall be treated for all purposes as having been paid to the Person in respect of whom Parent, the Company, the Surviving Corporation or the Exchange Agent, as the case may be, made such deduction and withholding.

(h) Termination of Exchange Fund and Exchange Trust. Any portion of the Exchange Fund or the Exchange Trust that remains unclaimed by the holders of Company Certificates one year after the Effective Time shall be delivered by the Exchange Agent to Parent upon demand. Any holder of Company Certificates who has not complied with this Article II shall look thereafter only to Parent for payment of the Merger Consideration.

(i) No Liability. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any holder of Company Certificates for any Merger Consideration properly delivered to a public official under any applicable abandoned property, escheat or similar Laws.

(j) Lost, Stolen or Destroyed Certificates. If any Company Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, the Exchange Agent shall issue the Merger Consideration in exchange for such lost, stolen or destroyed Company Certificate.

Section 2.4  Treatment of Stock Options, RSUs, Performance Awards and ESPP.

(a) As of the Effective Time, each option to acquire shares of Company Common Stock outstanding immediately prior to the Effective Time (“Company Stock Options”) and issued under any “Company Option Plans” (as defined below), shall be converted (as converted, a “Converted Stock Option”), by virtue of the Merger and without any action on the part of the holder of that Company Stock Option, into an option exercisable for that number of Parent Ordinary Shares equal to the product of (i) the aggregate number of shares of Company Common Stock for which such Company Stock Option was exercisable multiplied by (ii) the Exchange Ratio, rounded down to the nearest whole share. The exercise price per share of such Converted Stock Option shall be equal to (x) the aggregate exercise price of such Company Stock Option immediately prior to the Effective Time divided by (y) the number of Parent Ordinary Shares for which such Converted Stock Option shall be exercisable, as determined in accordance with the prior sentence, rounded up to the nearest cent. “Company Option Plans” means the 1995 Stock Plan, the 2004 Stock Incentive Plan, the TrueSpan 2004 Stock Incentive Plan and the Centrality 1999 Stock Plan.

(b) As of the conversion pursuant to Section 2.4(a), each Converted Stock Option shall have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan and the option agreement pursuant to which the corresponding Company Stock Option was granted, as in effect immediately prior to the Effective Time) except as otherwise provided herein.

(c) To the extent that any Company Stock Option constituted an “incentive stock option” (within the meaning of Section 422 of the Code) immediately prior to the Effective Time, such Company Stock Option shall continue to qualify as an “incentive stock option” to the maximum extent permitted by Section 422 of the Code.

(d) No later than five Business Days following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the issuance of Parent Ordinary Shares upon exercise of all Converted Stock Options and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of any prospectus contained therein) for so long as any Converted Stock Options remain outstanding.

(e) As of the Effective Time, each restricted stock unit with respect to shares of Company Common Stock granted under a Company Option Plan that is outstanding immediately prior to the Effective Time (each, an “RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a restricted stock unit, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such RSU immediately prior to the Effective Time, with respect to the number of Parent Ordinary Shares that is equal to the number of shares of Company Common Stock subject to the RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) (a “Parent RSU”). As of the Effective Time, each Parent RSU shall have, and be subject to, the same terms and conditions set forth in the applicable Company Option Plan and the RSU agreement pursuant to which the corresponding RSU was granted, as in effect immediately prior to the Effective Time) except as otherwise provided herein.

(f) [Reserved]

(g) Each outstanding right to purchase shares of Company Common Stock under any outstanding offering period as of the date of this Agreement under the 2004 Employee Stock Purchase Plan (the “ESPP”) shall terminate not later than the day immediately prior to the day on which occurs the Effective Time, provided that the Company may permit each participant in the ESPP to purchase from the Company as many whole shares of Company Common Stock as the balance of the participant’s account will allow, at the applicable price determined under the terms of the ESPP for each such outstanding offering period, using such date as the final purchase date for such offering period, and any amounts remaining in any participant’s account after any such purchase will be refunded to the participant.

Section 2.5  Appraisal Rights. Unless the Parent Ordinary Shares are listed on a “national securities exchange” (as such term is used in the DGCL) at the Effective Time (a “Timely Listing”), any provision of this

Agreement to the contrary notwithstanding, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares) and that are held by holders who have demanded and perfected their right to dissent from the Merger and to be paid the fair value of such shares in accordance with the DGCL and, as of the Effective Time, have not effectively withdrawn or lost such dissenters’ rights (such shares, if any, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration, but instead holders of such Dissenting Shares shall be entitled only to such rights as are granted by the DGCL. If any holder of shares of Company Common Stock who demands dissenters’ rights under the DGCL with respect to such holder’s shares effectively withdraws or loses such rights (whether through failure to perfect or otherwise) in accordance with the DGCL, then, as of the Effective Time or the occurrence of such event, whichever occurs later, such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration in accordance with this Article II, without interest thereon, upon surrender of the certificate or certificates formerly representing such shares. The Company shall give Parent (i) prompt written notice of any notice of intent to demand appraisal of any Dissenting Shares that may be received by the Company, withdrawals of such notices or demands, and any other instruments relating to stockholders’ rights of appraisal that are served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), settle, or offer to agree to settle, any such demands. In the event of a Timely Listing, no appraisal rights will be available to the stockholders of the Company in connection with the Merger.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, (i) subject to such exceptions or qualifications to representations and warranties as are disclosed in the Company Disclosure Letter and (ii) except as set forth in the Company Public Reports filed prior to the date of this Agreement, other than any disclosures set forth in any risk factor section contained in such Company Public Reports (it being understood that any matter disclosed in the Company Disclosure Letter or in or incorporated by reference in such Company Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) and (B) 2008 Company Condensed Accounts, as follows:

Section 3.1  Organization and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) Each of the Company’s Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and (where such term is of legal significance) in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2  Foreign Qualifications. The Company and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and (where such term is of legal significance) is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3  Corporate Authorization. The Company has all necessary corporate power and authority to enter into this Agreement and, subject to adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The board of directors of the Company has unanimously adopted resolutions: (a) approving and declaring advisable the Merger, this Agreement and the transactions contemplated by this Agreement; (b) declaring that it is in the best interests of the stockholders of the Company that the Company enters into this Agreement and consummates the Merger upon the terms and subject to the conditions set forth in this Agreement; (c) directing that adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company; (d) unequivocally recommending to the stockholders of the Company that they adopt this Agreement (the “Company Board Recommendation”); and (e) to include the Company Board Recommendation in the Company Proxy Statement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to the Requisite Company Vote.

Section 3.4  Enforceability. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

Section 3.5  Organizational Documents. The Company has made available to Parent correct and complete copies of the certificate of incorporation and bylaws of the Company, as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”). The Company has made available to Representatives of Parent correct and complete copies of the minutes of all meetings of the board of directors and the audit committee of the board of directors of the Company held since January 1, 2006 (except for such minutes where disclosure of the proceedings might jeopardize attorney-client privilege, fail to comply with confidentiality obligations to third parties, concern discussions relating to this Agreement or alternative transactions, or would disclose information that in the good faith belief of the Company is restricted by Law, which minutes do not reflect matters, excluding matters relating to Legal Actions, that would reasonably be expected individually or in the aggregate, to have a Company Material Adverse Effect).

Section 3.6  Subsidiaries. A correct and complete list of all Subsidiaries of the Company and their respective jurisdictions of organization is set forth in Section 3.6 of the Company Disclosure Letter. Each of the Subsidiaries of the Company is wholly-owned by the Company, directly or indirectly, free and clear of any Liens and the Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

Section 3.7  Governmental Authorizations. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not require any consent, approval or other authorization of, or filing with or notification to (collectively, “Governmental Authorizations”), any international, national, federal, state, provincial or local governmental, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or self-regulated entity, whether of the United States, the United Kingdom, or otherwise (each, a “Governmental Entity”), other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the United States Securities and Exchange Commission (the “SEC”) of (i) a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”);

(c) compliance with the rules and regulations of The NASDAQ Stock Market;

(d) compliance with the pre-merger notification requirement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).

Section 3.8  Non-Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Company Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to the Company or any of its Subsidiaries, assuming that all consents, approvals, authorizations, filings and notifications described in Section 3.7 and the Requisite Company Vote have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which the Company or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Company Contracts”), other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Company Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Company Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any assets of the Company or its Subsidiaries, other than such as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.9  Capitalization.

(a) The authorized capital stock of the Company consists solely of (i) 250,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”).

(b) As of the close of business on February 6, 2009, (i) 62,694,816 shares of Company Common Stock were issued and outstanding (not including any such shares held in treasury by the Company and its Subsidiaries), (ii) no shares of Company Common Stock were held in treasury by the Company and its Subsidiaries, (iii) 16,576,796 shares of Company Common Stock were reserved for issuance under the Company Option Plans, (iv) 1,206,676 shares of Company Common Stock reserved for issuance under the ESPP, (v) 245,337 shares of Company Common Stock were reserved for issuance in connection with the Company Warrants and (vi) no shares of Company Preferred Stock were issued and outstanding or reserved for issuance.

(c) Since the close of business on February 6, 2009, no shares of capital stock of the Company, or securities convertible or exchangeable into or exercisable for shares of capital stock of the Company, have been issued, other than upon exercise of the Company Stock Options outstanding on that date (or granted thereafter in compliance with this Agreement) or Company Warrants or as a result of vesting of RSUs or performance share awards granted under a Company Option Plan (each, a “PSA”) outstanding on that date (or granted thereafter in compliance with this Agreement) or purchases of Company Common Stock under the ESPP.

(d) All shares of Company Common Stock that are issued and outstanding or are subject to issuance prior to the Effective Time (i) are or, upon such issuance on the terms and subject to the conditions specified in the instruments under which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable and (ii) will not have been issued in violation of any pre-emptive rights.

(e) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary of the Company or (ii) to make any investment in (A) any Subsidiary of the Company that is not wholly owned by the Company or (B) any other Person.

(f) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and non-assessable and was not issued in violation of any pre-emptive rights.

Section 3.10  Options; RSUs; PSAs; ESPP; Warrants.

(a) As of the date of this Agreement, (i) Company Stock Options to acquire an aggregate of 7,079,452 shares of Company Common Stock have been granted and are outstanding under the Company Option Plans, (ii) RSUs to acquire 2,738,965 shares of Company Common Stock have been granted and are outstanding under Company Option Plans, (iii) no PSAs to acquire shares of Company Common Stock have been granted and are outstanding under Company Option Plans, (iv) elections have been made under the ESPP to purchase $266,798 of Company Common Stock pursuant to the terms thereof which remain unsatisfied, and (v) Company Warrants to purchase an aggregate of 245,337 shares of the Company Common Stock are outstanding. Except for (i) such Company Stock Options, RSUs, PSAs and Company Warrants and (ii) an aggregate of 6,758,379 shares of Company Common Stock that remain available for future grant under the Company Option Plans and 1,206,676 shares of Company Common Stock reserved for issuance under the ESPP, as of the date of this Agreement, there are no options, warrants, calls, conversion rights, stock appreciation rights, phantom stock awards, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party (A) relating to the issued or unissued capital stock or other securities of the Company or any of its Subsidiaries or (B) obligating the Company or any of its Subsidiaries to issue or sell any shares of their capital stock or other securities.

(b) The Company has made available to Parent (i) correct and complete copies of all Company Option Plans, the ESPP and all forms of award agreements with respect to options and other stock awards issued under those Company Option Plans, including all Company Stock Options, RSUs and PSAs and (ii) a correct and complete list of the following information, as of the date of this Agreement and in each case as applicable, with respect to each Company Stock Option, RSU and PSA: (A) the exercise price per share of Company Common Stock; (B) the number of shares of Company Common Stock subject to the award; (C) the Company Option Plan under which the award was granted; and (D) the dates on which the award was granted.

(c) The Company has made available to Parent correct and complete copies of all agreements relating to Company Warrants. Section 3.10(c) of the Company Disclosure Letter sets forth a correct and complete list of the following information, as of the date of this Agreement, with respect to each Company Warrant: (i) the name of the holder of that warrant; (ii) the price at which shares of Company Common Stock may be purchased pursuant to that warrant; (iii) the number of shares of Company Common Stock subject to that warrant; and (v) the dates on which that warrant was issued and will expire.

Section 3.11  Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary (under the Company Organizational Documents, the DGCL, other applicable Laws or otherwise) to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party or of which the Company has Knowledge with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.12  Public Reports.

(a) The Company has timely filed with the SEC, and has made available to Parent correct and complete copies of, all forms, reports, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2008 (collectively, the “Company Public Reports”). The Company Public Reports (i) were prepared in accordance with the requirements of the Securities Act and the Exchange Act and (ii) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

(b) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) Each of the principal executive officers of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company Public Reports, and the statements contained in each such certification, at the time of filing or submission of such certification, were true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act. As of the date hereof, the Company has no reason to believe that its outside auditors and its principal executive officer and principal financial officer will not be able to give, without qualification, the certificates and attestations required pursuant to the Sarbanes-Oxley Act when next due.

(d) No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any other Governmental Entity (whether or not located in the United States) that performs a similar function to that of the SEC or any securities exchange or quotation service.

Section 3.13  SEC Disclosure Controls and Procedures.

(a) The Company has (i) designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to its principal executive officer and principal financial officer; (ii) designed internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP; and (iii) evaluated the effectiveness of the Company’s disclosure controls and procedures.

(b) The Company has disclosed, based on the most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) Since January 1, 2006, (i) neither the Company, nor, to the Knowledge of the Company, any director or officer of the Company, has received or otherwise had or obtained Knowledge of any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in accounting or auditing practices that do not comply with U.S. GAAP or the Company’s published internal accounting controls, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has rendered a written report to the board of directors of the Company or any committee thereof containing evidence of a material violation of applicable securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers or directors.

Section 3.14  Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries for the periods from January 1, 2006 included or incorporated by reference in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q that are included in the Company Public Reports: (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC in effect at the time of filing; (b) were prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (c) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments). The Company has delivered to Parent a correct and complete copy of the 2008 Company Condensed Accounts. The 2008 Company Condensed Accounts fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of December 27, 2008 and the consolidated results of operations for the periods then ended, except to the extent that such 2008 Company Condensed Accounts are unaudited, do not contain full financial statements or notes thereto, are not presented in accordance with U.S. GAAP and remain subject to adjustment.

Section 3.15  Liabilities. There are no liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of the Company, including the notes thereto, under U.S. GAAP, other than: (a) Liabilities reflected or reserved against in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 27, 2008 included in the 2008 Company Condensed Accounts; (b) Liabilities incurred since December 27, 2008 in the ordinary course of business consistent with past practice that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (c) Liabilities or obligations incurred directly pursuant to this Agreement; and (d) any other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16  Absence of Certain Changes. Since December 31, 2008, there has not been any Company Material Adverse Effect. Except for Liabilities incurred in connection with this Agreement, since December 27, 2008, (a) the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 5.1.

Section 3.17  Litigation. Except as set forth in Section 3.17(f) of the Company Disclosure Letter, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to Parent as of the date of this Agreement, (a) are no Legal Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries or other Person for whom the Company or any of its Subsidiaries may be liable, and (b) there have been no adverse developments concerning such pending Legal Actions. Except as set forth in Section 3.17 of the Company Disclosure Letter or as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to Parent as of the date of this Agreement, there are no Orders outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18  Contracts.

(a) There are no Company Contracts required to be described in, or filed as an exhibit to, any Company SEC Report that are not so described or filed as required by the Securities Act or the Exchange Act, as the case may be. Section 3.18 of the Company Disclosure Letter sets forth, as of the date hereof, a list of (i) all Company Contracts described in the preceding sentence and (ii) all material Company Contracts that (x) restrict the ability of the Company or any of its Subsidiaries to compete in any line of business or to engage in business in any geographic area, (y) contain any so-called “most favored nation” provision or similar provisions requiring the Company or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons or (z) contain any non-assertion covenant or similar provisions explicitly restricting the ability of the Company or any of its Subsidiaries to assert Patent-related claims or initiate any Patent-related Legal Action against any other Person concerning Patents owned by the Company or any of its Subsidiaries other than IP Licenses granted to customers by the Company or its Subsidiaries in the ordinary course of their business (collectively, “Company Material Contracts”). The Company has made available to Parent or its Representatives correct and (except for redaction of certain information in certain Company Contracts) complete copies of all Company Material Contracts.

(b) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms, except (A) as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (B) subject to general principals of equity, whether considered in a proceeding in Law or in equity (the “Bankruptcy and Equity Exception”), (ii) neither the Company nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts and, (iii) to the Knowledge of the Company, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Company Material Contracts.

Section 3.19  Benefit Plans.

(a) Section 3.19(a) of the Company Disclosure Letter lists all material “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), stock purchase, stock option, severance, employment, consulting, change-of-control, bonus, incentive, deferred compensation and other benefit plans (including the Company Options Plans), agreements, programs, policies or commitments, whether or not subject to ERISA, (i)(A) under which any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries has any right to benefits and (B) which are or have been maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is or has been required to make contributions with respect to such directors, officers, employees or consultants or (ii) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, whether contingent or otherwise. All such plans, agreements, programs, policies and commitments are collectively referred to as the “Company Benefit Plans.”

(b) With respect to each Company Benefit Plan, if applicable, the Company has made available to Parent true, complete and correct copies of (i) the plan document and any amendments, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) the most recent annual audited financial statements, actuarial reports and opinion, and (v) if the Company Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”).

(c) Neither the Company nor any of its Subsidiaries, nor any other entity which, together with the Company or any of its Subsidiaries would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (an “ERISA Affiliate”) maintains, sponsors or contributes to or has any obligation to contribute to, and has not within the preceding six years maintained, sponsored or contributed or incurred any liability to or had any obligation to contribute to, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan is in compliance with ERISA, the Code and other applicable Laws. For each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, (i) a favorable determination letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(e) None of the Company, any of its Subsidiaries or any Company Benefit Plan has any liability or obligation with respect to or provides health, medical, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Recommendation Act of 1985 (“COBRA”) or Section 4980B of the Code, or any similar state group health plan continuation Laws, the cost of which is fully paid by such current or former employees or their dependents.

(f) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee of the Company or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries, or (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee of the Company or any of its Subsidiaries.

(g) There are no pending, or, to the Knowledge of the Company, threatened, claims or litigation against any Company Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and applicable regulations (including IRS Notice 2005-1)) for any service provider to either the Company, its Subsidiaries or any of their respective ERISA Affiliates (i) complies with the requirements of Section 409A of the Code and the regulations promulgated thereunder or (ii) is exempt from compliance under the “grandfather”

provisions of IRS Notice 2005-1 and applicable regulations, and has not been “materially modified” (within the meaning of IRS Notice 2005-1 and Treas. Reg. §1.409A-6(a)(4)) since October 3, 2004.

Section 3.20  Labor Relations.

(a)(i) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted within the last three years or are now being conducted, (ii) neither the Company nor any of its Subsidiaries is a party to any material collective bargaining agreement or other labor contract, and (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries currently has, or, to the Knowledge of the Company, is there now threatened, a strike, picket, work stoppage, work slowdown or other organized labor dispute.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes, and (ii) neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law within the last six months that remains unsatisfied.

Section 3.21  Taxes.

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 3.21(a), except for Taxes as to which the failure to pay or adequately provide for would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened in writing with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries, except for such audits and proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company Public Reports except for such deficiencies that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action, and to the Knowledge of the Company, no other person has taken or failed to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g) Neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date material taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (other than as properly reflected in the Company’s financial statements as reserves) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, or otherwise.

Section 3.22  Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operations of the Company and each of its Subsidiaries comply with applicable Laws relating to (i) pollution, contamination, protection of the environment or employee health and safety, (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively, “Environmental Laws”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries possess all Permits required under Environmental Laws necessary for their respective operations, and such operations are in compliance with applicable Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no condition exists on any property, currently or formerly, owned or operated by the Company that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws. This Section 3.22 shall be the only representation made by the Company with respect to Environmental Laws, Hazardous Substances or actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Laws.

Section 3.23  Intellectual Property.

(a) The Company and its Subsidiaries (i) own, free and clear of any Liens, or otherwise have the right to use under valid and enforceable IP Licenses, the Intellectual Property used in connection with their respective businesses as presently conducted (the “Company Intellectual Property”) and (ii) have the unrestricted right to use, make, have made, sell, offer to sell, import, license, sublicense and otherwise exploit the Company Intellectual Property, subject to the terms and conditions of such IP Licenses.

(b) Section 3.23(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all registrations, issuances and applications for all material Intellectual Property owned by the Company or any of its Subsidiaries, specifying as to each item, as applicable: (i) the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is registered, issued or in which an application for registration or issuance has been filed; and (iv) the registration, issuance or application numbers and dates.

(c) Section 3.23(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all material IP Licenses under which the Company or any of its Subsidiaries is a licensor, licensee, distributor or reseller. The Company and its Subsidiaries have substantially performed all material obligations imposed on them under such IP Licenses, except for obligations that may be imposed under licenses relating to off-the-shelf software as such term is commonly understood and that is used solely on proprietary computers (“Off-the-Shelf Software”) of the Company and its Subsidiaries. The transactions contemplated by this Agreement will not result in the termination of, or otherwise require the consent, approval or other authorization of any party to, or materially alter the terms of, any IP License other than those for Off-the-Shelf Software. In relation to any material IP License under which the Company or any of its Subsidiaries is a licensor of Company Intellectual Property, such licenses have been granted in the ordinary course of business and have not materially diminished the value of the business of the Company and its Subsidiaries, taken as a whole.

(d) Section 3.23(d) of the Company Disclosure Letter lists, to the Knowledge of the Company, as of the date of this Agreement, all Open Source Materials that the Company or any of its Subsidiaries has utilized in any way in the development, testing, production or sale of the Company Intellectual Property. Section 3.23(d) of the Company Disclosure Letter identifies, to the Knowledge of the Company, as of the date of this Agreement, all of the Company’s current and proposed products that use or contain such Open Source Materials, including whether and how the Open Source Materials have been modified and/or distributed by the Company.

(e) To the Knowledge of the Company, all of the Company’s and any of its Subsidiary’s material rights in the Company Intellectual Property are valid and enforceable. The Company and its Subsidiaries have taken all commercially reasonable actions to maintain and protect each item of registered or issued Company Intellectual Property owned or purported to be owned by them.

(f) The Company and its Subsidiaries have taken all commercially reasonable precautions to protect (i) the secrecy, confidentiality, and value of their Trade Secrets and (ii) the proprietary nature and value of the Company Intellectual Property. To the Knowledge of the Company, none of the material Trade Secrets, the value of which is contingent upon maintenance of confidentiality, have been disclosed to any employee, representative or agent of the Company or any of its Subsidiaries or any other Person not obligated to maintain such Trade Secret in confidence pursuant to a confidentiality agreement, except as required by the applicable patent office pursuant to the filing of a Patent application by the Company.

(g) The Company and its Subsidiaries are diligently prosecuting all Patent applications they have filed. The Company and its Subsidiaries are diligently preparing and filing Patent applications for all identified inventions that have come to the attention of senior engineering management personnel and have been deemed, in the ordinary course, to be appropriate subjects for Patent protection, in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application.

(h) Each present or past employee, officer, consultant or any other Person who developed any part of any product or Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries has executed a valid and enforceable agreement with the Company or one of its Subsidiaries that (i) conveys any and all right, title and interest in and to all Intellectual Property developed by such person in connection with such person’s employment or contract to the Company or the applicable Subsidiary, (ii) requires such person, during and after the term of employment or contract, to cooperate with the Company or the applicable Subsidiary in the prosecution of any Patent applications filed in connection with such Intellectual Property, (iii) establishes that to the extent such person is an author of a copyrighted work created in connection with such person’s employment or contract, such work is a “work made for hire,” as set forth in 17 U.S.C. § 101, or is otherwise owned by the Company or the applicable Subsidiary, and (iv) obligates the employee or contractor to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or contract. To the Knowledge of the Company, no employee or consultant of the Company or any of its Subsidiaries is in violation of any Laws applicable to such employee, or any term of any employment agreement, confidentiality agreement, patent or invention disclosure agreement or other Contract relating to the relationship of such employee or consultant with the Company, any of its Subsidiaries or any prior employer or client, as the case may be. To the Knowledge of the Company, no such employee, consultant or other person has excluded works or inventions made prior to his employment with or work for the Company or any of its Subsidiaries from his assignment of inventions pursuant to such proprietary invention agreements.

(i) No former employer or client of any employee of the Company or any of its Subsidiaries, and no current or former client of any consultant of the Company or any of its Subsidiaries, has made an outstanding claim against the Company or any of its Subsidiaries or, to the Knowledge of the Company, against such employee, consultant or any other Person, that such employee or consultant is utilizing or infringing upon Intellectual Property of such former employer or client.

(j) To the Knowledge of the Company, it is not necessary for the business of the Company or any of its Subsidiaries as presently conducted to use any material Intellectual Property owned by any present or past director, officer, employee or consultant of the Company (or persons the Company presently intends to hire).

(k) To the Knowledge of the Company, none of the Intellectual Property owned by the Company or any of its Subsidiaries, nor the conduct of the Company or its Subsidiaries’ business, infringes, misappropriates or otherwise violates, any Intellectual Property rights of any other Person. No claims have been made against the Company or any of its Subsidiaries within the previous five (5) years that the Intellectual Property owned by them or the conduct of their business, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any other Person, and, to the Knowledge of the Company, there is no fact, event, condition or circumstance that would reasonably be expected to give rise to or serve as a basis for the commencement of any such claim. To the Knowledge of the Company, no claim has been asserted that any Person is infringing upon or otherwise violating the Intellectual Property rights of the Company or any of its Subsidiaries in any material respect.

Section 3.24  Real Property; Personal Property.

(a) The Company and its Subsidiaries do not hold fee or comparable title to any real property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and legal title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for such Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Section 3.24(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list (identifying the names of the parties, the term, the address and the use thereof) of each of the material leases, subleases and other agreements (and any amendments thereto) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (“Company Leases”) and the Company has made available to Parent correct and complete copies of each Company Lease. Each Company Lease is valid, binding and enforceable, subject to any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Law, and no termination event or condition or uncured default on the part of the Company or any such Subsidiary exists under any Company Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good and legal title to, or a valid and enforceable leasehold interest in, all personal assets used by them sufficient to conduct their respective businesses as currently conducted. None of the Company’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any Liens, except for Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.25  Permits; Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, easements, variances, exceptions, consents, certificates, approvals and other permits of any Governmental Entity (“Permits”) necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Company Permits”), and all such Company Permits are in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no suspension or cancellation of any of the Company Permits is pending or threatened, and (ii) no such suspension or cancellation will result from the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to the Company or such Subsidiary or by which any of their assets are bound or (ii) any Company Permits.

(c) No representation is made under this Section 3.25 with respect to employee benefits, labor or environmental matters, which matters are addressed in Section 3.19, Section 3.20 and Section 3.22, respectively.

Section 3.26  Unlawful Payments. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director or officer of the Company has made, directly or indirectly, any (a) bribe or kickback, (b) unlawful payment or political contribution from corporate funds to governmental officials or political parties for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (c) unlawful payment from corporate funds to obtain or retain any business.

Section 3.27  Insurance. The Company and its Subsidiaries have made copies of their material insurance policies available to Parent.

Section 3.28  Takeover Statutes. The board of directors of the Company has taken all necessary action to ensure that the restrictions on business combinations contained in Section 203 of the DGCL will not apply to this Agreement, the Merger or the other transactions contemplated by this Agreement, including by approving this Agreement, the Merger and the other transactions contemplated by this Agreement. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover laws (“Takeover Statutes”) apply or purport to apply to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

Section 3.29  Opinion of Financial Advisor. Goldman, Sachs & Co. (the “Company Financial Advisor”) has delivered to the board of directors of the Company its opinion to the effect that, as of the date of this Agreement and based upon and subject to the matters and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view to the stockholders of the Company.

Section 3.30  Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent correct and complete details of any remuneration the Company Financial Advisor could receive in connection with the transactions contemplated by this Agreement.

Section 3.31  Information. To the Knowledge of the Company, none of the information to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact required to be stated in that Registration Statement or necessary to make the statements in that Registration Statement, in light of the circumstances under which they are made, not misleading, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to Parent and its Subsidiaries) will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.32  No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither the Company nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by the Company or any of its Subsidiaries, (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or the business conducted by the Company or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Company Disclosure Letter or (iii) makes any representation or warranty of any kind, express or implied, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company, (i) subject to such exceptions or qualifications to representations and warranties as are disclosed in the Parent Disclosure Letter and (ii) except as set forth in the (A) Parent Public Reports after January 1, 2008 and prior to the date of this Agreement other than disclosures set forth in the sections of such Parent Public Reports describing risks and uncertainties relating to Parent and its Subsidiaries (it being understood that any matter disclosed in the Parent Disclosure Letter or in or incorporated by reference in such Parent Public Reports shall be deemed disclosed with respect to any section of this Agreement to which the matter relates to the extent the relevance to each such section is reasonably apparent) and (B) 2008 Parent Financial Statements, as follows:

Section 4.1  Organization and Power.

(a) Parent is duly organized and validly existing under the laws of England and Wales and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

(b) Each of Parent’s Subsidiaries is duly organized, validly existing and (where such term is of legal significance) in good standing under the laws of its jurisdiction of organization and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2  Foreign Qualifications. Parent and each of its Subsidiaries is duly qualified or licensed to do business as a foreign corporation or other legal entity and (where such term is of legal significance) is in good standing in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where failures to be so qualified or licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3  Corporate Authorizations. Each of Parent and Merger Sub has all necessary corporate power and authority to enter into this Agreement and, subject to: (a) approval as a Class 1 transaction by the holders of Parent Ordinary Shares of the transactions contemplated by this Agreement and (b) related requisite shareholder authorities and approvals to (i) increase the authorized share capital of Parent (to the extent that an increase sufficient to allow for the issue of the Parent Ordinary Shares pursuant to this Agreement and the conversion of the options and restricted stock units referred to in Sections 2.4(a) and 2.4(e) is not approved by Parent shareholders at Parent’s 2009 annual general meeting held prior to the Effective Time) and (ii) authorize the directors of Parent to allot the Parent Ordinary Shares pursuant to the Merger and any shares to be issued pursuant to the exercise of the converted options and restricted stock units referred to in Sections 2.4(a) and 2.4(e) respectively at a duly convened and held general meeting of the Parent (each of such approvals requiring the affirmative vote of a majority of the holders of Parent Ordinary Shares (or their proxies, if applicable) as (being entitled to do so) are present and vote or, in the case of a vote taken on a poll, the affirmative vote by the shareholders or their proxies representing a majority of the Parent Ordinary Shares in respect of which votes are validly exercised) in accordance with the Companies Acts and the listing rules made by the United Kingdom Listing Authority (the “UKLA”) under Part VI of the Financial Services and Markets Act 2000 (such rules, the “Listing Rules” and such approvals collectively, the “Requisite Parent Vote”), to consummate the transactions contemplated by this Agreement, in accordance with Article 11 of the Listing Rules. The board of directors of Parent unanimously consider that the transactions contemplated by this Agreement will promote the success of Parent and Parent’s shareholders as a whole, and are in the best interests of the Parent shareholders as a whole and has unanimously adopted resolutions (a) approving this Agreement and the transactions contemplated by this Agreement, (b) appointing, with effect from Closing, two designees of the Company to the board of directors of Parent in accordance with Section 5.11, (c) unequivocally recommending to the stockholders of Parent that they vote in favor of the transactions contemplated by this Agreement (the “Parent Board Recommendation”) and (d) to include the Parent Board Recommendation, together with the resolutions to effect such approval, in the Parent Shareholder Circular. Following careful consideration of the Merger, and financial advice received from UBS Limited and N.M. Rothschild & Sons, Ltd, the board of directors of Merger Sub has unanimously adopted resolutions approving this Agreement and the transactions contemplated by this Agreement. The execution and delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject to the Requisite Parent Vote.

Section 4.4  Enforceability. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms.

Section 4.5  Organizational Documents. Parent has made available to the Company correct and complete copies of the memorandum and articles of association of Parent and the certificate of incorporation and bylaws Merger Sub, in each case as in effect on the date of this Agreement (collectively, the “Parent Organizational Documents”). Parent has made available to Representatives of the Company correct and (except for redactions from such minutes to protect attorney-client privilege, to comply with confidentiality obligations to third parties and to preserve the confidentiality of discussions relating to this Agreement) complete copies of the minutes of all meetings of the board of directors and the audit committee of the board of directors of Parent held since January 1, 2006.

Section 4.6  Subsidiaries. A correct and complete list of all Subsidiaries of Parent and their respective jurisdictions of organization is set forth in Section 4.6 of the Parent Disclosure Letter. Each of the Subsidiaries of Parent is wholly-owned by Parent, directly or indirectly, free and clear of any Liens and Parent does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of Parent.

Section 4.7  Governmental Authorizations. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not require any Governmental Authorizations of or with any Governmental Entity, other than:

(a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;

(b) the filing with the SEC of (i) a registration statement on Form F-4 relating to the registration under the Securities Act of the issuance of the Parent Ordinary Shares in the Merger (the “Registration Statement”) and (ii) any other filings and reports that may be required in connection with this Agreement and the transactions contemplated by this Agreement under the Securities Act and the Exchange Act;

(c) the filing with, and the approval by, the UKLA of a prospectus (the “Parent Prospectus”) and a shareholder circular (the “Parent Shareholder Circular” and, together with the Parent Prospectus, the “Parent Circular/Prospectus”) relating to the general meeting of the shareholders of Parent to be held to consider the transactions contemplated by this Agreement (the “Parent Shareholders Meeting”) and the issuance of the Parent Ordinary Shares contemplated pursuant to the Merger;

(d) compliance with any applicable state securities or “blue sky” Laws in connection with the issuance of Parent Ordinary Shares in the Merger;

(e) compliance with the rules and regulations of the London Stock Exchange, the Financial Services Authority and The Panel on Takeovers and Mergers; and

(f) compliance with the HSR Act.

Section 4.8  Non-Contravention. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement do not and will not:

(a) contravene or conflict with, or result in any violation or breach of, any provision of the Parent Organizational Documents;

(b) contravene or conflict with, or result in any violation or breach of, any Laws or Orders applicable to Parent or any of its Subsidiaries, assuming that all consents, approvals, authorizations, filings and notifications described in Section 4.7 and the Requisite Parent Vote have been obtained or made;

(c) result in any violation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contracts to which Parent or any of its Subsidiaries is a party or by which any of their assets are bound (collectively, “Parent Contracts”), other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(d) require any consent, approval or other authorization of, or filing with or notification to, any Person under any Parent Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(e) give rise to any termination, cancellation, amendment, modification or acceleration of any rights or obligations under any Parent Contracts, other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; or

(f) cause the creation or imposition of any Liens on any assets of Parent or its Subsidiaries, other than such as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9  Capitalization.

(a) The authorized share capital of Parent consists solely of 185,000,000 Parent Ordinary Shares, 59,142,858 redeemable preference shares of £0.01 each and 7,500 deferred shares of £0.001 each.

(b) As of the close of business on February 6, 2009, (i) 132,899,374 Parent Ordinary Shares were issued and outstanding, (ii) no Parent Ordinary Shares were held in treasury by Parent and its Subsidiaries and (iii) 4,689,580 Parent Ordinary Shares were held in the Employee Benefit Trust for issuance under Parent’s employee share plans set forth in Section 4.9(b) of the Parent Disclosure Letter (the “Parent Option Plans”).

(c) Since the close of business on February 6, 2009, no share capital of Parent, or securities convertible or exchangeable into or exercisable for share capital of Parent, has been issued other than upon exercise of options over Parent Ordinary Shares (“Parent Share Options”) granted under the Parent Option Plans.

(d) All Parent Ordinary Shares that are issued and outstanding or are subject to issuance under this Agreement, (i) are or, upon such issuance, will be duly authorized, validly allotted and issued and fully paid and (ii) were not or, when so issued, will not have been issued in violation of any pre-emptive rights.

(e) As of the date of this Agreement, the authorized capital stock of Merger Sub consists solely of 1000 shares of common stock, par value $0.01 per share, 100 of which have been validly issued, are fully paid and (if applicable) non-assessable and are owned by Parent, free and clear of any Lien.

(f) There are no outstanding contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any Parent Ordinary Shares or share capital of any Subsidiary of Parent or (ii) to make any investment in (A) any Subsidiary of Parent that is not wholly-owned by Parent or (B) any other Person.

(g) All outstanding share capital of each Subsidiary of Parent is duly authorized, validly allotted and issued and fully paid and was not issued in violation of any pre-emptive rights.

(h) As of the date of this Agreement, Parent Share Options to acquire an aggregate of 9,929,673 Parent Ordinary Shares have been granted and are outstanding under the Parent Option Plans. Other than (i) such Parent Share Options granted under the Parent Option Plans and (ii) an aggregate of 8,264,069 Parent Ordinary Shares available for grant under the Parent Option Plans as of the date of this Agreement, there are no options, warrants, calls, conversion rights, share appreciation rights, phantom share awards, redemption rights, repurchase rights or other rights, agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party (A) relating to the issued or unissued share capital or other securities of Parent or any of its Subsidiaries or (B) obligating Parent or any of its Subsidiaries to issue or sell any of their share capital or other securities.

(i) Parent has made available to the Company (i) correct and complete copies of all Parent Option Plans and the forms of options issued under those Parent Option Plans and (ii) a correct and complete list of the following information, as of the date of this Agreement, with respect to each Parent Share Option: (i) the exercise price per Parent Ordinary Share; (ii) the number of Parent Ordinary Shares subject to such Parent Share Option; and (iii) whether, as of the date hereof, such Parent Share Option is vested.

Section 4.10  Voting.

(a) The Requisite Parent Vote and the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub are the only votes of the holders of any class or series of the share capital of Parent or any of its Subsidiaries necessary (under the Parent Organizational Documents, the DGCL, the Companies Act 1985 and the Companies Act 2006 (together, the “Companies Acts”), other applicable Laws or otherwise) to approve the issuance of Parent Ordinary Shares in connection with the Merger, to approve and adopt this Agreement, and to approve the Merger and the other transactions contemplated by this Agreement.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which Parent or any of its Subsidiaries is a party or of which Parent has Knowledge with respect to the voting of any share capital of Parent or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of Parent or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities having the right to vote, on any matters on which shareholders of Parent may vote.

Section 4.11  Public Reports.

(a) Parent has made available to the Company correct and complete copies of, all circulars, notices, prospectuses, resolutions, reports (including annual financial reports, half yearly financial reports and interim management statements) and other documents (including notifications to a RIS (as defined in the Listing Rules)) to which the Listing Rules and/or the prospectus rules made by the UKLA under Part VI of the Financial Services and Markets Act 2000 (such rules the “Prospectus Rules”) and/or the disclosure rules and transparency rules made by the UKLA under Part VI of the Financial Services and Markets Act 2000 (such rules the “Disclosure and Transparency Rules”) apply (collectively, the “Parent Public Reports”). The Parent Public Reports (i) were prepared in accordance with the requirements of the UKLA and other applicable Laws, (ii) timely filed with the UKLA and, if applicable, the Registrar of Companies (where the Parent Public Reports were required by Law or by the UKLA to be so filed) and (iii) in the case of Parent Public Reports which were required by Law or by the UKLA to so be filed, did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading.

(b) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet partnership or any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the SEC).

(c) No Subsidiary of Parent is required to file reports or other documents pursuant to the Listing Rules and/or the Prospectus Rules and/or the Disclosure and Transparency Rules or is otherwise required to file any forms, reports, schedules, statements or other documents with the UKLA, any other Governmental Entity (whether or not located in the United Kingdom) that performs a similar function to that of the UKLA or any securities exchange or quotation service.

Section 4.12  Disclosure Controls and Procedures.

(a) Parent keeps adequate accounting records which disclose with reasonable accuracy at any time its financial position as required by s 386 of Companies Act 2006 of the UK. Parent has taken reasonable steps (i) to establish procedures which provide a reasonable basis for them to make proper judgments on an ongoing basis as to the financial position and prospects of Parent and its group and (ii) to maintain a sound system of internal control including financial, operational and compliance controls and risk management systems, as required by the Listing Rules and the Combined Code on Corporate Governance dated November 1, 2006 and annexed to the Listing Rules.

(b) Parent has, prior to the preparation of its annual accounts (as defined in the Companies Act), disclosed to Parent’s auditor all information needed by Parent’s auditor to prepare its auditor’s report on Parent’s annual accounts.

(c) Since January 1, 2006, (i) neither Parent nor, to the Knowledge of Parent, any director or officer of Parent has received or otherwise had or obtained Knowledge of any written material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or their respective internal accounting controls, including any written material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in accounting or auditing practices that do not comply with IFRS or Parent’s published internal accounting controls, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has rendered a report to the board of directors of Parent or any committee thereof containing evidence of a material violation of applicable securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers or directors.

Section 4.13  Financial Statements. Parent has delivered to the Company a correct and complete copy of the 2008 Parent Financial Statements. The 2008 Parent Financial Statements and the other audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in the Parent Public Reports: (a) complied as to form in all material respects with applicable accounting requirements and applicable Laws in effect at the time of filing; (b) were prepared in accordance with IFRS (except, in the case of unaudited statements, as permitted by applicable Laws) applied on a consistent basis (except as may be indicated in the notes to those financial statements); and (c) give a true and fair view, in accordance with IRFS, of the state of the affairs of Parent and its Subsidiaries as of the dates thereof and the profit of Parent and its Subsidiaries for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments).

Section 4.14  Liabilities. There are no Liabilities of Parent or any of its Subsidiaries which are required to be reflected or reserved against on a consolidated balance sheet of Parent, including the notes thereto, under IFRS, other than: (a) Liabilities reflected or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2008 and the notes thereto set forth in the 2008 Parent Financial Statement; (b) Liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that would not reasonably be expected to have individually or in the aggregate a Parent Material Adverse Effect; (c) Liabilities or obligations incurred directly pursuant to this Agreement; and (d) any other Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.15  Absence of Certain Changes. Since December 31, 2008, there has not been any Parent Material Adverse Effect. Except for Liabilities incurred in connection with this Agreement, since December 31, 2008, (a) Parent and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and (b) neither Parent nor any of its Subsidiaries has taken any action, which, if taken after the date of this Agreement, would be prohibited by Section 5.2.

Section 4.16  Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to the Company as of the date of this Agreement, (a) there are no Legal Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any director, officer or employee of Parent or any of its Subsidiaries or other Person for whom Parent or any of its Subsidiaries may be liable, and (b) there have been no adverse developments concerning such pending Legal Actions. Except as is reasonably foreseeable based on or relating to existing Legal Actions disclosed to the Company as of the date of this Agreement, there are no Orders outstanding against Parent or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.17  Contracts.

(a) There are no Parent Contracts required to be described in any Parent Public Report that are not so described as required by the Companies Acts, the Listing Rules and/or the Prospectus Rules and/or Disclosure and Transparency Rules, as the case may be. Parent has made available to the Company correct and (except for the redaction of certain information in certain Parent Contracts) complete copies of all Parent Contracts that are material to the business of Parent and its Subsidiaries (collectively, “Parent Material Contracts”).

(b) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all Parent Material Contracts are valid and binding, in full force and effect and enforceable in accordance with their respective terms, except as may be limited by the Bankruptcy and Equity Exception, (ii) neither Parent nor any of its Subsidiaries is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Parent Material Contracts and, (iii) to the Knowledge of Parent, no other Person is in violation or breach of, or in default (with or without notice or the lapse of time or both) under, any Parent Material Contracts.

(c) There are no Parent Contracts that (i) restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or to engage in business in any geographic area, (ii) contain any so-called

“most favored nation” provision or similar provisions requiring Parent or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons or (iii) contain any non-assertion covenant or similar provisions explicitly restricting the ability of the Parent or any of its Subsidiaries to assert Patent-related claims or initiate any Patent-related Legal Action against any other Person concerning Patents owned by Parent or any of its Subsidiaries other than IP Licenses granted to customers by Parent or its Subsidiaries in the ordinary course of each of their respective businesses.

Section 4.18  Pension Plans.

(a) Section 4.18(a) of the Parent Disclosure Letter lists all material occupational and personal pension schemes within the meaning of the Pension Schemes Act 1993 under which any current or former director, officer, employee or consultant of Parent or any of its Subsidiaries has any right to benefits and which are or have been maintained or contributed to by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries makes or is or has been required to make contributions with respect to such directors, officers, or employees. All such plans are collectively referred to as the “Parent Pension Plans”.

(b) With respect to each Parent Pension Plan to which either the Parent or any Subsidiary contributes, Parent has made available (i) a true and complete copy of the member’s booklet, (ii) a list of all employees in respect of whom the Parent or any Subsidiary was contributing as at February 3, 2009. Neither the Parent nor any Subsidiary has any liability to provide any retirement or death benefit, whether under any Parent Pension Plan or otherwise, other than is expressly disclosed in Section 4.18(b) of the Parent Disclosure Letter.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Pension Plan, and (in relation to eligibility to join and employer contributions to each Parent Pension Plan) the Parent and each Subsidiary, is in compliance with all applicable Laws, including Article 141 (formerly Article 119) of the Treaty of Rome. Each Parent Pension Plan that is intended to be a registered scheme for HM Revenue & Customs purposes has been so registered and, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no event has occurred since the date of such registration that would adversely affect such registration.

(d) No Parent Pension Plan provides death benefits to current or former employees of Parent or any of its Subsidiaries that are not insured.

(e) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not increase any benefits otherwise payable under any Parent Pension Plan.

(f) There are no pending or, to the Knowledge of Parent, threatened claims or litigation against any Parent Pension Plan (including complaints to the Pensions Ombudsman and complaints under any internal disputes resolution procedure) other than ordinary claims for benefits by participants and beneficiaries or as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) No employee of Parent or any Subsidiary came to his current employment in consequence of a transfer under the Transfer of Undertakings (Protection of Employment) 2006 or 1981, in relation to which any transferring employee, while he was employed by the transferor employer, had defined benefit pensions rights that the Parent or any Subsidiary became obliged to provide as a result of the transfer.

(h) Neither the Parent nor any Subsidiary is (within the meaning of Sections 435(6) and 435(7) and 435(10) of the Insolvency Act 1986) an associate of an employer of any defined benefit pension scheme to which Sections 38 through 57 of the Pensions Act 2004 may apply.

(i) Neither the Parent nor any Subsidiary has any commitment or obligation to provide, or contribute to, any retirement benefit for any person other than the requirement to make monthly contributions under the Parent Pension Plans. No target or defined benefit has been promised or offered by the Parent or any Subsidiary to any employee, under any Parent Pension Plan or otherwise, other than lump-sum death in service benefits.

Section 4.19  Labor Relations.

(a) Neither Parent nor any of its Subsidiaries recognizes any trade union in respect of its employees and, to the Knowledge of Parent, no trade union has sought formal recognition within the last three years or is now seeking formal recognition. Neither Parent nor any of its Subsidiaries is a party to a material collective bargaining agreement with any trade union and, except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries currently has, or to the Knowledge of Parent is there now threatened a strike or other organized industrial action.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is in compliance with all applicable Laws relating to the employment of its employees including all applicable Laws relating to wages, hours, employment discrimination, safety and health, and the collection and payment of withholding and/or social security taxes.

Section 4.20  Taxes.

(a) All Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and correct in all material respects, except for Tax Returns as to which the failure to so file or be so true, complete and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries have fully and timely paid all Taxes shown to be due on the Tax Returns referred to in Section 4.20(a), except for Taxes as to which the failure to pay or adequately provide for would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from Parent or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, except for such agreements or requests that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) No audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of Parent, threatened in writing with respect to any Taxes due from or with respect to Parent or any of its Subsidiaries, except for such audits and proceedings that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) All deficiencies for Taxes asserted or assessed in writing against Parent or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Parent Public Reports except for such deficiencies that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or failed to take any action and, to the Knowledge of Parent, no other person has taken or failed to take any action which could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(g) Neither Parent nor any of its Subsidiaries will be required to include in a taxable period ending after the Closing Date material taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period (other than as properly reflected in Parent’s financial statements as reserves) as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, Section 481 of the Code, or otherwise.

Section 4.21  Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the operations of Parent and each of its Subsidiaries comply with applicable Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries possess all Permits required under Environmental Laws necessary for their respective operations, and such operations are in compliance with applicable Permits. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the Knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the Knowledge of Parent, no condition exists on any property, currently or formerly, owned or operated by Parent that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws. This Section 4.21 shall be the only representation made by Parent with respect to Environmental Laws, Hazardous Substances or actual or potential cleanup, remediation, removal or other response costs (including the cost of coming into compliance with Environmental Laws), investigation costs (including fees of consultants, counsel and other experts in connection with any environmental investigation, testing, audits or studies), losses, Liabilities, payments, Damages (including any actual, punitive or consequential damages (A) under any Environmental Laws, contractual obligations or otherwise or (B) to third parties for personal injury or property damage), civil or criminal fines or penalties, judgments or amounts paid in settlement, in each case arising out of or relating to any obligation or liability under any Environmental Laws.

Section 4.22  Intellectual Property.

(a) Parent and its Subsidiaries (i) own, free and clear of any Liens, or otherwise have the right to use under valid and enforceable IP Licenses, the Intellectual Property used in connection with their respective businesses as presently conducted (the “Parent Intellectual Property”) and (ii) have the unrestricted right to use, make, have made, sell, offer to sell, import, license, sublicense and otherwise exploit the Parent Intellectual Property, subject to the terms and conditions of such IP Licenses.

(b) Section 4.22(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all registrations, issuances and applications for all material Intellectual Property owned by Parent or any of its Subsidiaries, specifying as to each item, as applicable: (i) the title of the item; (ii) the owner of the item; (iii) the jurisdictions in which the item is registered, issued or in which an application for registration or issuance has been filed; and (iv) the registration, issuance or application numbers and dates.

(c) Section 4.22(c) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all material IP Licenses under which Parent or any of its Subsidiaries is a licensor, licensee, distributor or reseller. Parent and its Subsidiaries have substantially performed all material obligations imposed on them under such IP Licenses, except for obligations that may be imposed under licenses relating to Off-the-Shelf Software of Parent and its Subsidiaries. The transactions contemplated by this Agreement will not result in the termination of, or otherwise require the consent, approval or other authorization of any party to, or materially alter the terms of, any IP License other than those for Off-the-Shelf Software. In relation to any material IP License under which Parent or any of its Subsidiaries is a licensor of Parent Intellectual Property, such licenses have been granted in the ordinary course of business and have not materially diminished the value of the business of Parent and its Subsidiaries, taken as a whole.

(d) Section 4.22(d) of the Parent Disclosure Letter lists, to the Knowledge of Parent, as of the date of this Agreement, all Open Source Materials that Parent or any of its Subsidiaries has utilized in any way in the development, testing, production or sale of the Parent Intellectual Property. Section 4.22(d) of the Parent Disclosure Letter identifies, to the Knowledge of Parent, as of the date of this Agreement, all of Parent’s current or proposed products that use or contain such Open Source Materials, including whether and how the Open Source Materials have been modified and/or distributed by Parent.

(e) To the Knowledge of Parent, all of Parent’s and any of its Subsidiary’s material rights in the Parent Intellectual Property are valid and enforceable. Parent and its Subsidiaries have taken all commercially reasonable actions to maintain and protect each item of registered or issued Parent Intellectual Property owned or purported to be owned by them.

(f) Parent and its Subsidiaries have taken all commercially reasonable precautions to protect (i) the secrecy, confidentiality, and value of their Trade Secrets and (ii) the proprietary nature and value of the Parent Intellectual Property. To the Knowledge of Parent, none of the material Trade Secrets, the value of which is contingent upon maintenance of confidentiality, have been disclosed to any employee, representative or agent of Parent or any of its Subsidiaries or any other Person not obligated to maintain such Trade Secret in confidence pursuant to a confidentiality agreement, except as required by the applicable patent office pursuant to the filing of a Patent application by Parent.

(g) Parent and its Subsidiaries are diligently prosecuting all Patent applications they have filed. Parent and its Subsidiaries are diligently preparing and filing Patent applications for all identified inventions that have come to the attention of senior engineering management personnel and have been deemed, in the ordinary course, to be appropriate subjects for Patent protection, in a manner and within a sufficient time period to avoid statutory disqualification of any potential Patent application.

(h) Each present or past employee, officer, consultant or any other Person who developed any part of any product or Intellectual Property that is owned or purported to be owned by Parent or any of its Subsidiaries has executed a valid and enforceable agreement with Parent or one of its Subsidiaries that (i) conveys any and all right, title and interest in and to all Intellectual Property developed by such person in connection with such person’s employment or contract to Parent or the applicable Subsidiary, (ii) requires such person, during and after the term of employment or contract, to cooperate with Parent or the applicable Subsidiary in the prosecution of any Patent applications filed in connection with such Intellectual Property, (iii) establishes that to the extent such person is an author of a copyrighted work created in connection with such person’s employment or contract, such work is a “work made for hire,” as set forth in 17 U.S.C. § 101, or is otherwise owned by Parent or the applicable Subsidiary, and (iv) obligates the employee or contractor to keep any confidential information of Parent and its Subsidiaries, including Trade Secrets, confidential both during and, for a reasonable time, after the term of employment or contract. To the Knowledge of Parent, no employee or consultant of Parent or any of its Subsidiaries is in violation of any Laws applicable to such employee, or any term of any employment agreement, confidentiality agreement, patent or invention disclosure agreement or other Contract relating to the relationship of such employee or consultant with Parent, any of its Subsidiaries or any prior employer or client, as the case may be. To the Knowledge of Parent, no such employee, consultant or other person has excluded works or inventions made prior to his employment with or work for Parent or any of its Subsidiaries from his assignment of inventions pursuant to such proprietary invention agreements.

(i) No former employer or client of any employee of Parent or any of its Subsidiaries, and no current or former client of any consultant of Parent or any of its Subsidiaries, has made an outstanding claim against Parent or any of its Subsidiaries or, to the Knowledge of Parent, against such employee, consultant or any other Person, that such employee or consultant is utilizing or infringing upon Intellectual Property of such former employer or client.

(j) To the Knowledge of Parent, it is not necessary for the business of Parent or any of its Subsidiaries as presently conducted to use any material Intellectual Property owned by any present or past director, officer, employee or consultant of Parent (or persons Parent presently intends to hire).

(k) To the Knowledge of Parent, none of the Intellectual Property owned by Parent or any of its Subsidiaries, nor the conduct of Parent or its Subsidiaries’ business infringes, misappropriates or otherwise violates any Intellectual Property rights of any other Person. No claims have been made against the Parent or any of its Subsidiaries within the previous five (5) years that the Intellectual Property owned by them or the conduct of their business, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any other Person, and, to the Knowledge of Parent, there is no fact, event, condition or circumstance that would reasonably be expected to give rise to or serve as the basis for the commencement of any such claim. To the Knowledge of Parent, no claim has been asserted that any Person is infringing upon or otherwise violating the Intellectual Property rights of Parent or any of its Subsidiaries in any material respect.

Section 4.23  Real Property; Personal Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and legal title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements thereto) used by them. None of Parent’s and any of its Subsidiaries’ ownership of or leasehold interest in any such property is subject to any Lien, except for such Liens as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Section 4.23(b) of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a list (identifying the names of the parties, the term, the address and the use thereof) of each of the material leases, subleases and other agreements under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any material real property (“Parent Leases”), and Parent has made available to the Company correct and complete copies of each Parent Lease. Each Parent Lease is valid, binding and enforceable, subject to any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Law, and no termination event or condition or uncured default on the part of Parent or any such Subsidiary exists under any Parent Lease, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have good and legal title to, or a valid and enforceable leasehold interest in, all personal assets used by them sufficient to conduct their respective businesses as currently conducted. None of Parent’s and any of its Subsidiaries’ ownership of or leasehold interest in any such personal assets is subject to any Liens, except for Liens that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.24  Permits; Compliance with Laws.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is in possession of all Permits necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted (collectively, the “Parent Permits”), and all such Parent Permits are in full force and effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) no suspension or cancellation of any of the Parent Permits is pending or threatened, and (ii) no such suspension or cancellation will result from the transactions contemplated by this Agreement.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Laws applicable to Parent or such Subsidiary or by which any of their assets are bound or (ii) any Parent Permits.

(c) No representation is made under this Section 4.24 with respect to employee benefits, labor or environmental matters, which matters are addressed in Section 4.18, Section 4.19 and Section 4.21, respectively.

Section 4.25  Unlawful Payments. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries, nor any director or officer of Parent has made, directly or indirectly, any (a) bribe or kickback, (b) unlawful payment or political contribution from corporate funds to governmental officials or political parties for the purpose of influencing their actions or the actions of the Governmental Entity which they represent or (c) unlawful payment from corporate funds to obtain or retain any business.

Section 4.26  Insurance. Parent and its Subsidiaries have made accurate summaries of their material insurance policies available to the Company.

Section 4.27  Reserved.

Section 4.28  Brokers and Finders. No broker, finder or investment banker other than UBS Limited and N.M. Rothschild and Sons Ltd is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.29  Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.30  Information. To the Knowledge of Parent, none of the information to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, contain any untrue statement of a material fact required to be stated in that Registration Statement or necessary to make the statements in that Registration Statement, in light of the circumstances in which they are made. not misleading, or, in the case of the Proxy Statement or any amendments of or supplements to the Proxy Statement and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in that Proxy Statement or necessary in order to make the statements in that Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement (except for those portions of the Proxy Statement that relate only to the Company and its Subsidiaries) and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively.

Section 4.31  No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, neither Parent nor any other person (i) makes any representation or warranty express or implied, including any implied representation or warranty, as to condition, merchantability, suitability or fitness for a particular purpose of any of the assets used in the business of or held by Parent or any of its Subsidiaries, (ii) makes any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Parent or any of its Subsidiaries or the business conducted by Parent or any of its Subsidiaries, in each case except as expressly set forth in this Agreement or as and to the extent required by this Agreement to be set forth in the Parent Disclosure Letter or (iii) makes any representation or warranty of any kind, express or implied, with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of Parent or any of its Subsidiaries or the future business, operations or affairs of Parent or any of its Subsidiaries heretofore or hereafter delivered to or made available to the Company or its Representatives or Affiliates.

ARTICLE V

COVENANTS

Section 5.1  Conduct of Business of the Company. Except as contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or set forth in Section 5.1 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of Parent (not to be unreasonably withheld):

(a) amend any of the Company Organizational Documents;

(b) make, declare or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by wholly-owned Subsidiaries;

(c) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) grant any Person any right or option to acquire any shares of its capital stock, (iv) issue, deliver or sell any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than (A) pursuant to the exercise of the Company Stock Options or vesting of RSUs and PSAs that are outstanding as of the date of this Agreement, (B) any such securities issued in compliance with Section 5.1(d) or (C) pursuant to the ESPP in accordance with its terms) or (v) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(d)(i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) pay any compensation or benefits not required by any existing plan or arrangement (including the granting of stock options, stock appreciation rights, shares of restricted stock or performance units) to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing Company Benefit Plans), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend or take any action to accelerate rights under, any Company Benefit Plans, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary, wages and benefits of officers or employees consistent with past practice, (C) in conjunction with new hires, promotions or other changes in job status consistent with past practice or (D) pursuant to existing collective bargaining agreements;

(e) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof;

(f) sell, lease, license, transfer, pledge, encumber, grant or dispose of (i) any material Company Intellectual Property or (ii) any other assets of the Company or its Subsidiaries, including the capital stock of Subsidiaries of the Company, that are material to the Company and its Subsidiaries, taken as a whole, other than the licensing of Company Intellectual Property in connection with the sale or license of products or services to customers, the sale of inventory or the disposition of used or excess equipment, in each case in the ordinary course of business consistent with past practice;

(g) Subject to Section 5.4, and in the case of Company Material Contracts under clause (i) of the definition thereof, other than in the ordinary course of business, (i) enter into any Company Material Contract or (ii) terminate, cancel or amend in any material respect any such Company Material Contract;

(h) other than in the ordinary course of business consistent with past practice (i) incur, assume or prepay any indebtedness, or (ii) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person;

(i)(i) make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice, or (ii) make any loans to its directors or officers;

(j) make any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, in excess of 80% of the capital expenditures provided for in the Company’s budget for such fiscal year (a correct and complete copy of which has been provided to Parent);

(k) change its accounting policies or procedures, other than as required by U.S. GAAP;

(l) waive, release, assign, settle or compromise any Legal Actions, except in the case of settlements or compromises where the amount paid is covered by insurance or does not exceed $100,000 individually or $500,000 in the aggregate and which, in each case, do not include any (a) licenses of material Company

Intellectual Property that would, when such license is considered on a standalone basis, be outside the ordinary course of business, (b) any exclusive license of material Company Intellectual Property or (c) material restrictions on the Company’s business;

(m) take any action or omit to take any action that would reasonably be expected to cause any material Company Intellectual Property to become invalidated, abandoned or dedicated to the public domain;

(n) take any action that could reasonably be expected to result in any representation or warranty of the Company under this Agreement becoming untrue or inaccurate in any material respect or omit to take any action reasonably necessary to prevent any such representation or warranty from becoming untrue or inaccurate in any material respect; provided that the failure to comply with this covenant shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have a Company Material Adverse Effect; or

(o) authorize, propose or commit to do any of the foregoing.

Section 5.2  Conduct of Business of Parent. Except as contemplated by this Agreement, Parent shall, and shall cause each of its Subsidiaries to, (x) use commercially reasonable efforts to maintain and preserve intact its business organization, to retain the services of its current officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships and (y) refrain from taking any action that would reasonably be expected to materially diminish the value of its and their business. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, take any of the following actions, without the prior written consent of the Company (not to be unreasonably withheld):

(a) amend its articles of association in any manner that changes the attributes of the Parent Ordinary Shares or amend the Certificate of Incorporation of Merger Sub, other than increasing its authorized share capital to a total of 350,000,000 Parent Ordinary Shares if approved by Parent’s shareholders at Parent’s 2009 annual general meeting;

(b) make, declare or pay any dividend or distribution on its share capital, other than dividends paid by wholly-owned Subsidiaries;

(c)(i) adjust, split, combine or reclassify its share capital, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any of its share capital or any securities convertible or exchangeable into or exercisable for any of its share capital, (iii) issue, deliver or sell any of its share capital or any securities convertible or exchangeable into or exercisable for any of its share capital or such securities (other than (A) pursuant to the exercise of Parent Share Options that are outstanding as of the date of this Agreement or (B) the allotment of shares for cash pursuant to an authority approved by Parent’s shareholders, up to an aggregate nominal amount of 5% of Parent’s issued share capital as at the date of this Agreement without first offering them to existing shareholders in proportion to their existing holdings, provided that the price at which the shares are allotted represents no more than a 5% discount to the higher of the market price of Parent Ordinary Shares at the date of this Agreement and the market price of Parent Ordinary Shares immediately prior to the announcement of such allotment of shares); or (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of its share capital;

(d)(i) increase the compensation or benefits payable or to become payable to any of its directors, officers or employees, (ii) pay any compensation or benefits other than in the ordinary course of business pursuant to any existing plan or arrangement to its directors, officers or employees, (iii) grant any severance or termination pay to any of its directors, officers or employees (except pursuant to existing agreements, plans or policies), (iv) enter into any new employment or severance agreement with any of its directors, officers or employees or (v) establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plans, except in each case (A) to the extent required by applicable Laws, (B) for increases in salary, wages and benefits of officers or employees consistent with past practice, (C) in conjunction with new hires, promotions or other changes in job status consistent with past practice or (D) pursuant to existing agreements;

(e) take any action that could reasonable be expected to result in any representation or warranty of Parent under this Agreement becoming untrue or inaccurate in any material respect at or as of any time prior to the Effective Time or omit to take any action reasonably necessary to prevent any such representation or warranty from becoming inaccurate in any material respect at such time; provided, that the failure to comply with this covenant shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have a Parent Material Adverse Effect;

(f) acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof to the extent such action would reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated hereby, including any acquisition that could (i) constitute an acquisition of a Significant Subsidiary of Parent or otherwise require (x) a pre-effective amendment of the Registration Statement containing new financial information required by either Rule 3-05 or Article 11 under Regulation S-X promulgated by the SEC or (y) a post-effective amendment of the Registration Statement, in either case, whether by incorporation by reference or otherwise, (ii) prevent or lengthen the time period required to obtain clearance of the transactions contemplated hereby under the HSR Act, (iii) cause Parent or its accountants to amend or modify the working capital statement in the Parent Circular/Prospectus or any supplementary document, (iv) affect Parent’s ability to repay its debts as and when they fall due.

(g) sell, lease, license, transfer, pledge, encumber, grant or dispose of any assets of Parent or its Subsidiaries to the extent such action would reasonably be expected to prevent, impede or delay the consummation of the Merger; or

(h) authorize, propose or commit to do any of the foregoing.

Section 5.3  Access to Information; Confidentiality; No Control.

(a) Each of the Company and Parent (such Person providing access pursuant to this Section 5.3, the “Disclosing Party”) shall, and shall cause their respective Subsidiaries to: (i) provide the other party (such party receiving access pursuant to this Section 5.3, the “Receiving Party”), and the Receiving Party’s Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, books and records of Disclosing Party and its Subsidiaries; and (ii) furnish promptly such information concerning the Disclosing Party and its Subsidiaries as the Receiving Party or its Representatives may reasonably request; provided, however, that the Receiving Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of business or operations of the Disclosing Party; provided, further, however, that the Disclosing Party shall not be obligated to provide such access or information if the Disclosing Party determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose the Disclosing Party to risk of liability for disclosure of sensitive or personal information. No investigation conducted under this Section 5.3(a), however, will affect or be deemed to modify any representation or warranty made in this Agreement. Further, this Section 5.3(a) shall not authorize any invasive or destructive sampling or testing of, or at, any property.

(b) Each of the Company and Parent shall provide the other with monthly management reports regarding it and its Subsidiaries in such level of detail and scope as such party prepares in the ordinary course of business. The Company shall provide to Parent (i) weekly order book updates and cash reports and (ii) forecast updates (to the extent the Company has prepared updates showing changes from forecasts previously provided to Parent), in each case in such level of detail and scope as the Company prepares in the ordinary course of business.

(c) Each of the Company and Parent shall promptly inform the other of all material developments concerning any material Legal Action involving such party or any of its Subsidiaries, including in relation to any efforts to settle or compromise the same, and shall promptly furnish such information concerning such developments as the other party or its Representatives may reasonably request; provided, that neither party shall be obligated to provide such access or information if it determines, in its reasonable judgment, that doing so would violate applicable Law or any Contract or obligation of confidentiality owing to a third party, jeopardize the protection of an attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information.

(d) Parent and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, dated September 10, 2008, as amended, modified or supplemented (the “Confidentiality Agreement”), between Parent and the Company with respect to the information disclosed under this Section 5.3.

(e) Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and its Subsidiaries.

Section 5.4  No Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.4(d) or Section 7.4(a), the Company shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause their respective Representatives not to, directly or indirectly:

(i) solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a Company Takeover Proposal;

(ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, any Person that has made or indicated an intention to make a Company Takeover Proposal in furtherance of such Company Takeover Proposal (it being understood that this restriction shall not apply to the sharing of information in the ordinary course of business);

(iii) withdraw, modify or amend the Company Board Recommendation in any manner adverse to Parent;

(iv) approve, endorse or recommend any Company Takeover Proposal;

(v) enter into any Contract relating to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement); or

(vi) publicly propose to take any of the foregoing actions.

(b) The Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make a Company Takeover Proposal. The Company shall, to the extent it has a contractual right to do so, promptly request that each Person who has executed a confidentiality agreement with the Company in the 12 month period prior to the date of this Agreement in connection with that Person’s consideration of a Company Takeover Proposal return or destroy all non-public information furnished to that Person by or on behalf of the Company. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.4. The Company agrees that any violation of the provisions of this Section 5.4 by any Representative of the Company or any of its Subsidiaries at the direction or with the consent of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.4 by the Company.

(c) The Company shall notify Parent promptly upon receipt of (i) any Company Takeover Proposal or indication that any Person is considering making a Company Takeover Proposal or (ii) any request for non-public information relating to the Company or any of its Subsidiaries in connection with a Company Takeover Proposal. The Company shall provide Parent promptly with the identity of such Person and a copy of such Company Takeover Proposal, indication or request (or, where no such copy is available, a written summary of the material terms of such Company Takeover Proposal). The Company shall keep Parent informed on a reasonably current basis of the status of any such Company Takeover Proposal, indication or request, and any related communications to or by the Company or its Representatives.

(d) Notwithstanding anything in this Agreement to the contrary, subject to the Company’s compliance in all material respects with the provisions of this Section 5.4 and only until the Requisite Company Vote is obtained, the Company and its board of directors shall be permitted to:

(i)(A) engage in discussions and negotiations with a Person who has made a bona fide unsolicited Company Takeover Proposal and (B) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to such Person (provided that prior to furnishing or disclosing such information the Company has caused such Person to enter into a confidentiality agreement with the Company on terms and conditions no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and the Company concurrently discloses the same such non-public information to Parent (to the extent not already disclosed)), in each case if the board of directors of the Company determines in good faith, after consultation with the Company Financial Advisor, that such Company Takeover Proposal could reasonably be expected to lead to a Superior Proposal;

(ii) withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent if the board of directors of the Company has (A) after consultation with legal counsel, determined in good faith that failure to take such action would be inconsistent with its duties to the stockholders of the Company and (B) where such withdrawal, modification or amendment does not involve a Company Takeover Proposal, provided Parent with at least two Business Days’ prior written notice of its intention to take such action; and/or

(iii) recommend such Company Takeover Proposal if (A) the board of directors of the Company has determined in good faith, after consultation with the Company Financial Advisor, that such Company Takeover Proposal constitutes a Superior Proposal and (B) the Company has provided Parent with three Business Days prior written notice of its board of directors’ intention to take such action (it being understood that such three Business Day period will not apply if the three Business Day period (or two Business Day period in respect of an amendment) provided for in Section 7.4(a)(iii) is applicable).

(e) For the avoidance of doubt, nothing in this Agreement shall prohibit the board of directors of the Company from disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act (it being understood and agreed that any “stop-look-and-listen” communication by the board of directors of the Company to the stockholders of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer containing the substance of a “stop-look-and-listen” communication pursuant to Rule 14d-9(f), shall not be deemed to be a withdrawal, modification or amendment of the Company Board Recommendation).

Section 5.5  Notices of Certain Events.

(a) The Company shall notify Parent promptly of (i) any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) subject to any legal requirements as to confidentiality, any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, or (iii) any material Legal Actions threatened in writing or commenced against or otherwise affecting the Company or any of its Subsidiaries or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time that makes any of the representations or warranties of the Company contained in this Agreement untrue or inaccurate; provided, that the failure to comply with this clause (iv) shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Parent shall notify the Company promptly of (i) any communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) subject to any legal requirements as to confidentiality, any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any material Legal Actions threatened in writing or commenced against or otherwise affecting Parent or any of its Subsidiaries, or (iv) event change, occurrence, circumstance or development between the date of this Agreement and the Effective Time that makes any of the representations or warranties of Parent contained in this Agreement untrue or inaccurate; provided, that the failure to comply with this clause (iv) shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.6  Proxy/Registration Statement.

(a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare a single document (the “Proxy Statement/Prospectus”) that will constitute both (i) the Company Proxy Statement and (ii) the prospectus to be included in Parent’s Registration Statement, and (ii) Parent shall file the Registration Statement with the SEC. Parent and the Company shall cause the Proxy Statement/Prospectus to comply as to form and substance in all material respects with the requirements of Laws. Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable (the date of effectiveness being the “Registration Statement Effective Date”). Parent shall use reasonable best efforts to obtain, prior to the effectiveness of the Registration Statement, all state securities laws or “Blue Sky” permits, approvals or exceptions as required to consummate the transactions contemplated hereby. Each of Parent and the Company shall immediately notify the other of any communication from the SEC (and, to the extent such communication is in writing, provide to the other a copy of such communication) concerning the Registration Statement or the Proxy Statement/Prospectus. Parent or the Company each shall furnish all information concerning itself as the other party may reasonably request in connection with the preparation of the Proxy Statement/Prospectus and each shall cause (so far as it is legally capable of causing) its accountants to assist with the furnishing of such information. As promptly as practicable after the Registration Statement Effective Date, the proxy statement and prospectus included in the Proxy Statement/Prospectus (collectively, the “Proxy Materials”) shall be mailed to the stockholders of the Company.

(b) Subject to Section 5.4, no amendment or supplement to the Proxy Statement/Prospectus shall be made without the approval of each of Parent and the Company, which approval shall not be unreasonably withheld, delayed or conditioned. Each of Parent and the Company shall promptly advise the other upon becoming aware of (i) the time when the Registration Statement has become effective or any supplement or amendment has been filed, (ii) the issuance of any stop order, (iii) the suspension of the qualification of Parent Ordinary Shares issuable in connection with the Merger for offering or sale in any jurisdiction or (iv) any comments, responses or requests from the SEC relating to the Registration Statement or Proxy Statement/Prospectus or any of the transactions contemplated by this Agreement.

(c) The information supplied by the Company for inclusion in the Proxy Statement/Prospectus shall not, at (i) the Registration Statement Effective Date, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements in the Proxy Statement/Prospectus not misleading. If, at any time prior to the Effective Time, any information relating to the Company or any of its Subsidiaries should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

(d) The information supplied by Parent for inclusion in the Proxy Statement/Prospectus and in any other filing with the SEC by the Company shall not, at (i) the Registration Statement Effective Date, (ii) the time the Proxy Materials (or any amendment of or supplement to the Proxy Materials) are first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders Meeting, (iv) the Effective Time and (v) at the time such document is filed with or submitted to the SEC, contain any untrue statement of a material fact or fail to state any material fact required to be stated in the Proxy Statement/Prospectus or necessary in order to make the statements in the Proxy Statement/Prospectus not misleading. If, at any time prior to the Effective Time, any information relating to Parent or any of its Subsidiaries should be discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement shall comply as to form and substance in all material aspects with the applicable requirements of the Securities Act and the Exchange Act.

(e) Subject to Section 5.4(d)(ii) or 5.4(d)(iii), the Company Proxy Statement shall include the Company Board Recommendation.

Section 5.7  Parent Shareholder Circular/Prospectus.

(a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file with the UKLA for its approval a draft copy of the Parent Circular/Prospectus and Parent shall cause the Parent Circular/Prospectus to comply as to form and substance in all material respects with the requirements of Laws. The Company shall furnish all information concerning itself as Parent may reasonably request in connection with the preparation of the Parent Circular/Prospectus. Parent shall use reasonable best efforts to obtain formal approval of the Parent Circular/Prospectus concurrently with the Registration Statement Effective Date including, specifically and without limitation, supplying all such information, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA for the purposes of obtaining such approval. As promptly as practicable after the Parent Circular/Prospectus is approved by the UKLA, Parent shall procure that the directors of Parent mail the Parent Shareholder Circular to the shareholders of Parent and publish the Parent Prospectus in accordance with applicable Law.

(b) The Company and its counsel shall be given a reasonable opportunity to review and comment on the Parent Circular/Prospectus and any amendments or supplements thereto (in each case prior to the publication thereof) and Parent will take into account any reasonable comments made by, or reasonable requests of, the Company and its counsel. Parent shall promptly advise the Company upon becoming aware of (i) the time when the Parent Circular/Prospectus has been approved by the UKLA or any supplement or amendment has been filed or (ii) any comments, responses or requests from the UKLA relating to the Parent Circular/Prospectus.

(c) The information supplied by the Company for inclusion in the Parent Circular/Prospectus and any announcement to any regulatory information service approved by the UKLA in connection with the Parent Circular/Prospectus shall not, in the case of the Parent Circular/Prospectus, at the time the Parent Shareholder Circular is first mailed to shareholders of Parent and the Parent Prospectus is first published and at the time such shareholders vote on the resolutions set forth in the Parent Shareholder Circular, and in the case of any such announcement at the time it is provided by the Company to the Parent, contain any untrue statement of a material fact or fail to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Parent and the board of directors of Parent shall not withdraw, modify or amend the Parent Board Recommendation in any manner adverse to the Company, and the Parent Circular/Prospectus shall include the Parent Board Recommendation, unless the board of directors of Parent has (i) based upon the written opinion of an internationally recognized law firm as to the duties of the directors to shareholders and other applicable Law in the context of the facts presented, in its good faith reasonable judgment, determined that failure to take such action would be a violation of its duties to shareholders of Parent or other applicable

Law, it being understood that such determination may not be based on facts that exist on the date hereof and (ii) provided the Company with at least three (3) Business Days’ prior written notice of its intention to take such action.

Section 5.8  Stockholders/Shareholders Meetings.

(a) The Company shall call and hold the Company Stockholders Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of voting upon adoption of this Agreement. Parent and the Company shall cooperate with each other to cause the Company Stockholders Meeting to be held as promptly as practicable following the mailing of the Proxy Materials to the stockholders of the Company. Subject to Section 5.4(d) and Section 5.4(e), the Company shall (i) use reasonable best efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement and (ii) take all other action reasonably necessary or advisable to secure the Requisite Company Vote.

(b) Parent shall call and hold the Parent Shareholders Meeting as promptly as practicable after the Registration Statement Effective Date for the purpose of obtaining the Requisite Parent Vote. Parent and the Company shall cooperate with each other to cause the Parent Shareholders Meeting to be held as promptly as practicable following the mailing of the Parent Shareholder Circular to the shareholders of Parent. Subject to 5.7(d), Parent shall (i) use reasonable best efforts to solicit or cause to be solicited from its shareholders proxies in favor of the transactions contemplated by this Agreement and (ii) take all other action reasonably necessary or advisable to secure the Requisite Parent Vote.

(c) Notwithstanding the foregoing clauses (a) and (b), the Company and Parent shall cooperate with one another in setting a mutually acceptable date, which shall be as soon as reasonably practicable, for the Company Stockholder Meeting and the Parent Shareholder Meeting to enable them to occur, to the extent practicable, on the same date.

Section 5.9  Benefit Plans; Section 16 Matters.

(a) Prior to the Effective Time, the Company shall take all actions with respect to the Company Option Plans and the ESPP and all Company Stock Options, RSUs, PSAs and other outstanding awards and rights thereunder as shall be necessary to make the adjustments described under and effect the provisions of Section 2.4, including notifying participants in the Company Option Plans and ESPP of such adjustments and actions and, if required, obtaining consent therefrom. Prior to the Effective Time, the Company shall take all actions necessary and satisfactory to Parent to terminate the ESPP effective as of or prior to the Effective Time. The Company shall take all actions reasonably necessary to avoid the commencement of any new offering period under the ESPP at or after the date of this Agreement and prior to the Effective Time, including but not limited to, amending the terms of the ESPP. Following the date of this Agreement, participants in the ESPP may not increase their payroll deductions or otherwise increase their purchase elections under the ESPP from those in effect on the date of this Agreement.

(b) If any employee of the Company or any of its Subsidiaries as of the Effective Time (each, a “Company Employee”) is, at any time after the Effective Time, transferred to Parent or any of its Subsidiaries or becomes a participant in an employee benefit plan, program or arrangement maintained or contributed to by Parent or any of its Subsidiaries (other than the Company and its Subsidiaries), then Parent shall (i) treat the prior service of such employee with the Company or its Subsidiaries, to the extent prior service was generally recognized under the Company Benefit Plans providing similar benefits, as service rendered to Parent or such Subsidiary of Parent for purposes of eligibility and vesting and (ii) waive any pre-existing condition limitation that might otherwise apply to such employee, under such plan, program or arrangement to the extent waived or satisfied under the terms of a Company Benefit Plan. Except in each case where the applicable terms and conditions of employment are specified by Law, collective bargaining agreement, works council rules or similar arrangements, as of the Effective Time, and for a period of twelve months thereafter (the “Continuation Period”), Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide each Company Employee who continues to be employed by Parent or any of its Subsidiaries (including the Surviving Corporation) after the Effective Time (i) base salary or annual wages (as applicable) and cash incentive compensation opportunity that are not less favorable than the base salary or annual wages, as applicable, and cash incentive opportunity, such Company Employee received immediately prior to the Effective Time, and (ii) employee benefits that are no less favorable, in the aggregate, than those employee benefits (excluding any defined benefit retirement plans, change in control or transaction-based compensation, retention or stay bonuses or equity-based compensation) provided to Company Employees immediately prior to the Effective Time pursuant to the Company Benefit Plans. Notwithstanding the foregoing, Parent and its Subsidiaries (including the Surviving Corporation) may modify, amend or terminate any Company Benefit Plan, other employee benefit plan or arrangement maintained by Parent or its Subsidiaries (including the Surviving Corporation) during the Continuation Period without breach of this Section 5.9(b) if the employee benefits provided to Company Employees after giving effect to such action are no less favorable than those provided to similarly situated employees of Parent and its other Subsidiaries.

(c) The board of directors of the Company and Parent shall, prior to the Effective Time, take all actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

(d) The provisions of this Section 5.9 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give to any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement. No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of the Company or any of its Subsidiaries (including any beneficiary or dependant thereof) in respect of employment by the Company or any of its Subsidiaries. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent or the Surviving Corporation and each of their Subsidiaries to terminate any employee of the Surviving Corporation or any of their Subsidiaries for any reason or (ii) require Parent or the Surviving Corporation or any of their respective Subsidiaries to continue any Company Benefit Plans, employee benefit plans or arrangements or prevent the amendment modification or termination thereof after the Effective Time.

Section 5.10  Directors’ and Officers’ Indemnification and Insurance.

(a) All rights to indemnification, advancement of expenses and exculpation existing on the date of this Agreement in favor of any present or former director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents, or any organizational documents of any of the Company’s Subsidiaries, or in agreements between an Indemnified Party and the Company or one of its Subsidiaries, or otherwise in effect on the date of this Agreement shall survive the Merger and shall continue in full force and effect after the Effective Time and the provisions in the Company Organizational Documents, any organizational documents of any of the Company’s Subsidiaries or any such agreement providing for such indemnification advancement of expenses and exculpation shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individual.

(b) Parent shall, and shall cause the Surviving Corporation to, indemnify all Indemnified Parties to the fullest extent permitted by applicable Laws with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Legal Action, whenever asserted, based on or arising out of, in whole or in part, (i) the fact that an Indemnified Party was a director or officer of the Company or any of its Subsidiaries at or prior to the Effective Time or (ii) acts and omissions arising out of or relating to their services as directors or officers of the Company or its Subsidiaries occurring at or prior to the Effective Time. If any Indemnified Party is or becomes involved in any such Legal Action, Parent shall pay as incurred such Indemnified Party’s legal fees, costs and expenses incurred in connection with such Legal Action, subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such legal fees, costs and expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified.

(c) Parent shall, or shall cause the Surviving Corporation to, maintain in effect for at least seven years after the Effective Time the current policies of directors’ and officers’ liability insurance maintained by the Company, or policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the individuals covered by such policies than the terms of such policies in effect on the date hereof (“D&O Replacement Policy”), so long as Parent and the Surviving Corporation are not required to pay an annual premium in excess of 200% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the dollar amount of such percentage being the “Maximum Premium”). If Parent is unable to obtain, or unable to so cause to be obtained, the insurance described in the prior sentence for an amount less than or equal to the Maximum Premium, it shall instead obtain, or cause the Surviving Corporation to obtain, as much comparable insurance as possible for an annual premium equal to the Maximum Premium. Any insurance obtained by Parent or the Surviving Corporation pursuant to this Section 5.10(c) shall not result in gaps in coverage. The Company represents that the Maximum Premium as of the date hereof is $1,407,692.98. Prior to the Effective Time, the Company may, and after the Effective Time, Parent may, obtain one or more seven year prepaid “tail policy” or policies in lieu of the current policies of directors’ and officers’ liability insurance maintained by the Company applicable from and after the Effective Time to the acts and omissions of directors and officers of the Company up to and including the Effective Time and providing the same coverage and amounts and terms and conditions as such current policies (collectively, the “D&O Tail Policy”). Parent shall not take any action to terminate the D&O Replacement Policy or the D&O Tail Policy during such seven-year period, and any insurance obtained by Parent or the Surviving Corporation pursuant to this Section 5.10(c) shall not result in gaps in coverage. If such D&O Tail Policy is obtained, Parent shall not be obligated to obtain the D&O Replacement Policy.

Section 5.11  Governance of Parent. At the Effective Time, Parent shall take the actions specified in Section 5.11 of the Parent Disclosure Letter.

Section 5.12  Best Efforts; Parent’s Obligations.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and to do, or cause to be done, all things necessary, proper or advisable to cause the conditions set forth in Article VI to be satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable (and similarly to refrain from doing and cause not to be done any action, including any transaction, that would reasonably be expected to cause such conditions to fail to be satisfied).

(b) From the date of this Agreement until the Effective Time, Parent shall not, and shall cause its Subsidiaries not to, and shall use its commercially reasonable efforts to cause their respective Representatives not to, directly or indirectly: (i) solicit, initiate, actively facilitate or knowingly encourage any inquiries, offers or proposals relating to a Parent Takeover Proposal; (ii) engage in discussions or negotiations with, or furnish or disclose any non-public information relating to Parent or any of its Subsidiaries to, any Person that has made or indicated an intention to make a Parent Takeover Proposal in furtherance of such Parent Takeover Proposal (it being understood that this restriction shall not apply to the sharing of information in the ordinary course of business); (iii) approve, endorse or recommend any Parent Takeover Proposal; (iv) enter into any Contract relating to a Parent Takeover Proposal; or (v) publicly propose to take any of the foregoing actions; except to the extent required by the City Code on Takeovers and Mergers as administered by the Panel on Takeovers and Mergers.

(c) Except with respect to a withdrawal, modification or amendment of the Company Board Recommendation (which shall be subject to Section 5.4) or the Parent Board Recommendation (which shall be subject to Section 5.7(d)), nothing in this Agreement will prohibit either party from making disclosures to shareholders or otherwise that the board of directors of such party determines in good faith are required by applicable Laws.

Section 5.13  Consents; Filings; Further Action.

(a) Upon the terms and subject to the conditions of this Agreement and in accordance with applicable Laws, each of the parties to this Agreement shall (i) as promptly as practicable (and within twenty (20) days of the date hereof in the case of the notification required under the HSR Act) make any necessary filings, applications and notifications, and thereafter make any other submissions either required or deemed appropriate by each of the parties to this Agreement, in connection with the transactions contemplated by this Agreement under (A) the Securities Act, the Exchange Act and state securities or “blue sky” Laws, (B) the HSR Act, (C) the DGCL and the Companies Acts, (D) any other applicable Laws and (E) the rules and regulations of The NASDAQ Stock Market, the London Stock Exchange and the Financial Services Authority, and (ii) as promptly as practicable, execute and deliver any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Subject to applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, Parent and the Company shall cooperate and consult with each other in connection with the making of all such filings, applications, notifications and other submissions, including by providing copies of all such documents to the non-filing party and its advisors prior to filing and furnishing each other (on an outside counsel basis if appropriate) all information required for any such filing, application, notification, or other submission. Subject to applicable Laws or the requirements of The NASDAQ Stock Market, the London Stock Exchange or the Financial Services Authority, neither Parent nor the Company shall file any such document if the other party has reasonably objected to the filing of such document. Neither Parent nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

(b) Each of Parent and the Company shall promptly inform the other party upon receipt of any communication from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement. If Parent or the Company (or any of their respective Affiliates) receives a request for additional information from any such Governmental Entity that is related to the transactions contemplated by this Agreement, then such party shall make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response in full compliance with such request. The parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Competition Law. Without limiting the foregoing, the parties hereto agree to (A) give each other reasonable advance notice of all meetings with any Governmental Entity relating to any Competition Law, (B) give each other an opportunity to participate in such meeting, (C) to the extent practicable, give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Competition Law, (D) if any Governmental Entity initiates a substantive oral communication regarding any competition Law, promptly notify the other party of the substance of such communication, (E) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding the notification required under the HSR Act and (F) provide each other with copies of all written communications to or from any Governmental Entity relating to any Competition Law. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis if appropriate. Notwithstanding anything in this Agreement to the contrary, but subject to Section 5.13(c), and unless the boards of directors of the Company and Parent mutually agree otherwise, each of the parties shall, and shall cause each of its Subsidiaries to, take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Competition Law and to enable all waiting periods under any Competition Law to expire, and to avoid or eliminate each and every impediment under any Law asserted by any Governmental Entity, in each case, to cause the Merger and the other transactions contemplated hereby to occur as promptly as possible, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Entity, (ii) if necessary to obtain clearance by any Governmental Entity as promptly as possible, offering, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the capital stock, assets, rights, products or business of Parent and its Subsidiaries and the Company and its Subsidiaries or committing to any restrictions on its business and (iii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof.

(c) Notwithstanding the foregoing, nothing in this Section 5.13 will require, or be construed to require, Parent or the Company to agree to (i) sell, hold separate, divest, discontinue or limit, before or after the Effective Time, any assets, businesses or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates or (ii) any conditions relating to, or changes or restriction in, the operations of any such assets or businesses which, in the case of either clause (i) or (ii), would reasonably be expected to result in a material adverse effect on the business of Parent and the Company, taken together, as expected to be conducted after the Effective Time.

Section 5.14  Qualification as a Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations. From and after the date of this Agreement and until the Effective Time, each of Parent and the Company shall use their best efforts to cause the Merger to qualify, and shall not, without the prior written consent of the other party, knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Following the Effective Time, and consistent with any such consent, neither Parent nor any of its Subsidiaries, nor any of its Affiliates, shall knowingly take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code. Each of Parent and the Company shall timely satisfy or cause to be satisfied the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(b) Upon the filing of the Registration Statement and at the Effective Time, Parent and the Company shall deliver to Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Parent, and Simpson Thacher & Bartlett LLP, counsel to the Company, letters in a form reasonably acceptable to each of Parent and the Company, except that neither Parent nor the Company shall be obligated to deliver such letters if the proposed statements and representations set forth therein are not true, correct and complete in all material respects at such time. Each of Parent and the Company shall (i) notify the other party, counsel to Parent and counsel to the Company if Parent or the Company (as applicable) becomes aware of any facts that would make any of the representations set forth in its letter untrue at the time of the filing of the Registration Statement or at the Effective Time and (ii) promptly provide to the other party, counsel to Parent, and counsel to the Company a revised form of letter that reflects such updated facts.

Section 5.15  Public Announcements. Parent and the Company shall consult with each other, and take into account the reasonable comments of the other, before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company shall issue any such press release or make any such public statement prior to such consultation, except to the extent required by applicable Laws or the requirements of The NASDAQ Stock Market, the London

Stock Exchange or the Financial Services Authority, in which case that party shall use reasonable best efforts to consult with the other party, and take into account the reasonable comments of the other party, before issuing any such release or making any such public statement.

Section 5.16  Stock Exchange Listings. Parent shall use its best efforts to cause the Parent Ordinary Shares to be issued in the Merger to be approved for admission to the Official List of the UKLA and to trading on the London Stock Exchange’s main market for listed securities prior to the Effective Time including, specifically and without limitation, supplying all such information, giving all such undertakings, executing all such documents, paying all such fees and doing or procuring to be done all such things as may be necessary or required by the UKLA or the London Stock Exchange for the purposes of obtaining such approval. The Parent shall, on or prior to Closing, procure the waiver of any cancellation of the admission of the Parent Ordinary Shares to the Official List of the UKLA pursuant to the Listing Rules as a result of the Merger or procure that, with effect from the Effective Time, all such shares (including the Parent Ordinary Shares to be issued pursuant to the Merger) shall be admitted or readmitted, as applicable, to the Official List of the UKLA. The parties to this Agreement shall use their best efforts to cause the Company Common Stock to be de-listed from The NASDAQ Stock Market and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 5.17  Fees, Costs and Expenses. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (“Expenses”) shall be paid by the party incurring those Expenses, except (a) that Expenses incurred in connection with the filing, printing and mailing of the Proxy Materials and the filing fee under the HSR Act shall be shared equally by Parent and the Company and (b) as otherwise provided in Section 7.5.

Section 5.18  Takeover Statutes. If any Takeover Statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 5.19  Defense of Litigation. The Company shall give Parent the opportunity to participate in the defense of any Legal Action against the Company or its Subsidiaries and/or their respective directors and/or officers relating to the transactions contemplated by this Agreement. The Company shall not settle or offer to settle any such Legal Action without the prior written consent of Parent, not to be unreasonably withheld. Subject to Section 5.4(d), the Company shall not substantively cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall cooperate with Parent and Merger Sub in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions.

Section 5.20  Maintenance and Prosecution of Intellectual Property by the Company.

(a) The Company shall take all reasonable actions to protect and maintain the Company Intellectual Property, including prosecuting all pending applications for Patents or registration of Trademarks and Copyrights and maintaining each Patent or registration owned by the Company. The Company shall continue to diligently prepare and file Patent applications for all identified inventions that have or may come to the attention of senior management personnel and have been or are deemed, in the ordinary course, to be appropriate subjects for patent protection. The Company shall make back-ups of all material Software (excluding Off-the Shelf Software) and databases as permitted by Law and shall maintain such Software and databases at a secure off-site location.

(b) The Company shall promptly notify Parent (i) if it knows, or has reasonable grounds to suspect, that any Company Intellectual Property owned by the Company or any of its Subsidiaries may become abandoned or dedicated to the public domain, (ii) it has received notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office (the “U.S. PTO”) or the United States Copyright Office (the “U.S. Copyright Office”) or equivalent office in any other jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any other jurisdiction), other than non-final determinations of the U.S. PTO or the U.S. Copyright Office, regarding its ownership of any Company Intellectual Property or its right to register the same or to keep, maintain and/or use the same.

(c) The Company shall promptly notify Parent of any material infringement of any Company Intellectual Property of which it becomes aware and shall consult with Parent regarding the actions to take to protect such Company Intellectual Property.

Section 5.21  Maintenance and Prosecution of Intellectual Property by Parent.

(a) Parent shall take all reasonable actions to protect and maintain the Parent Intellectual Property, including prosecuting all pending applications for Patents or registration of Trademarks and Copyrights and maintaining each Patent or registration owned by Parent. Parent shall continue to diligently prepare and file Patent applications for all identified inventions that have or may come to the attention of senior management personnel and have been or are deemed, in the ordinary course, to be appropriate subjects for patent protection. Parent shall make back-ups of all material Software (excluding Off-the Shelf Software) and databases as permitted by Law and shall maintain such Software and databases at a secure off-site location.

(b) Parent shall promptly notify the Company (i) if it knows, or has reasonable grounds to suspect, that any Parent Intellectual Property owned by Parent or any of its Subsidiaries may become abandoned or dedicated to the public domain, (ii) it has received notice of any adverse determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office (the “U.S. PTO”) or the United States Copyright Office (the “U.S. Copyright Office”) or equivalent office in any other jurisdiction, any court or tribunal in the United States or any political sub-division thereof, or any court or tribunal in any other jurisdiction), other than non-final determinations of the U.S. PTO or the U.S. Copyright Office, regarding its ownership of any Parent Intellectual Property or its right to register the same or to keep, maintain and/or use the same.

(c) Parent shall promptly notify the Company of any material infringement of any Parent Intellectual Property of which it becomes aware and shall consult with the Company regarding the actions to take to protect such Parent Intellectual Property.

Section 5.22  Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company and its Subsidiaries shall use commercially reasonable efforts to:

(a) prepare and timely file all material Tax Returns required to be filed by it (or them) on or before the Closing Date (“Post-Signing Returns”) in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) fully and timely pay all material Taxes shown as due and payable on such Post-Signing Returns that are so filed;

(c) promptly notify Parent of any material Legal Action or audit pending or threatened against the Company or any of its Subsidiaries in respect of any Tax matter and not settle or compromise any such Legal Action or audit without Parent’s prior written consent (not to be unreasonably withheld); and

(d) not make or revoke any material Tax election or adopt or change a Tax accounting method without Parent’s prior written consent (not to be unreasonably withheld).

Section 5.23  Third Party Consents. The parties shall use commercially reasonable efforts to obtain any conditional consents, waivers and approvals under any Company Contracts that may be required in connection with the Merger and shall consult with each other in determining which consents, waivers and approvals should be sought; provided that the failure to comply with this Section 5.23 shall not be considered a breach of or failure to perform this Agreement, unless such breach or failure would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE VI

CONDITIONS

Section 6.1  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement has been duly adopted by the Requisite Company Vote.

(b) Parent Shareholder Approval. The transactions contemplated by this Agreement have been approved by the Requisite Parent Vote.

(c) Listing. Admission of the Parent Ordinary Shares issuable to the stockholders of the Company pursuant to this Agreement to the Official List of the UKLA and to trading on the London Stock Exchange’s main market for listed securities shall have occurred and become effective, subject only to allotment.

(d) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act has expired or been terminated.

(e) No Injunctions or Restraints. No Governmental Entity has enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) that (i) restrain, enjoin or otherwise prohibit consummation of the Merger or (ii) relates to the transactions contemplated hereby and would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect after giving effect to the Merger. No Governmental Entity has instituted any proceeding seeking any such Laws or Orders.

(f) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose has been initiated or be threatened by the SEC and not concluded or withdrawn.

Section 6.2  Conditions to Obligations of Parent and Merger Sub. The obligations of each of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as though made on and as of the Closing Date (except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving effect, except in the case of the first sentence of Section 3.16, to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations. The Company has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the effect of Section 6.2(a) and Section 6.2(b).

Section 6.3  Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement, shall be true and correct as though made on and as of the Closing Date (except for representations or warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct (without giving effect, except in the case of the first sentence of Section 4.15, to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations. Each of Parent and Merger Sub has performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent as to the effect of Section 6.3(a) and Section 6.3(b).

Section 6.4  Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to fulfill any of its obligations under this Agreement.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1  Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Parent and the Company.

Section 7.2  Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time prior to the Effective Time:

(a) if the Merger has not been consummated by August 31, 2009 (the “Walk-Away Date”), except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of the failure to consummate the Merger by such date; provided, however, if on the Walk-Away Date the conditions to the Closing set forth in Section 6.1(d) or Section 6.1(f) shall not have been satisfied or waived, then the Walk-Away Date shall be extended for an additional 60 days;

(b) if this Agreement is not adopted by the Requisite Company Vote after a vote thereon at a duly held Company Stockholders Meeting or adjournment or postponement thereof; or

(c) if the transactions contemplated by this Agreement are not approved by the Requisite Parent Vote after a vote thereon at a duly held Parent Shareholders Meeting or adjournment thereof.

Section 7.3  Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if:

(a) the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation in any manner adverse to Parent;

(b) (i) the board of directors of the Company publicly endorses or recommends a Company Takeover Proposal, (ii) the Company enters into a Contract (other than an Acceptable Confidentiality Agreement) relating to a Company Takeover Proposal, (iii) a tender offer or exchange offer that constitutes a Company Takeover Proposal is commenced and the board of directors of the Company fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten Business Days after commencement, or (iv) the Company or its board of directors publicly announce an intention to do any of the foregoing;

(c) the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) has not been cured by the Company within 20 Business Days after the Company’s receipt of written notice of such breach from Parent; or

(d) the audited balance sheet and statement of operations of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 27, 2008 (excluding the notes to the consolidated financial statements) are not accompanied by an unqualified opinion of the Company’s auditors or are materially and adversely different from the comparable financial data included in the 2008 Company Condensed Accounts (other than as a result of subsequent events occurring between the date of this Agreement and the date of such Annual Report), in either case, as would reasonably be expected to have a Company Material Adverse Effect, and such termination right is exercised within 20 Business Days of the filing of the Company’s Annual Report on Form 10-K for the year ended December 27, 2008.

Section 7.4  Termination by the Company. This Agreement may be terminated by the Company if:

(a) prior to obtaining the Requisite Company Vote, the board of directors of the Company approves, or authorizes the Company to enter into a proposed Contract providing for the implementation of, a Superior Proposal in accordance with Section 5.4(d), but only if:

(i) the Company is not then and has not been in material breach of any of its obligations under Section 5.4;

(ii) the Company has notified Parent in writing that it intends to enter into such proposed Contract;

(iii) during the three Business Day period following Parent’s receipt of such notice, (A) if so requested by Parent, the Company has negotiated with and caused its financial and legal advisors to negotiate with Parent during such three Business Day period regarding amendments to the terms and conditions of this Agreement which might cause such Company Takeover Proposal to no longer constitute a Superior Proposal, and (B) following the end of such three Business Day period, the Company’s board of directors has determined in good faith, taking into account any changes to the terms of this Agreement offered in writing by Parent to the Company in response to such notice or otherwise, that the Superior Proposal giving rise to such notice continues to constitute a Superior Proposal (provided that any material amendment to the financial terms of such Superior Proposal shall require a new notice and the Company shall be required to comply again with the requirements of this Section 7.4(a)(iii), except that references to the three Business Day period above shall be deemed to be references to a two Business Day period); and

(iv) such termination occurs within fifteen Business Days following the three Business Day period (or in the case of an amendment, supplement or modification, two Business Day period) referred to in Section 7.4(a)(iii) (otherwise the Company shall be obligated to again provide the notice required by Section 7.4(a)(ii) and comply with the requirements of Section 7.4(a)(iii));

(b) Parent breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) has not been cured by Parent within 20 Business Days after Parent’s receipt of written notice of such breach from the Company; or

(c) the board of directors of Parent withdraws, modifies or amends the Parent Board Recommendation in any manner adverse to the Company.

Section 7.5  Effect of Termination.

(a) If this Agreement is terminated pursuant to this Article VII, it shall become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent or representative of such party), except that if such termination results from the willful (a) failure of any party to perform its obligations or (b) breach by any party of its representations or warranties contained in this Agreement, then such party shall be fully liable for any Liabilities incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 5.17, Section 7.5 and Article VIII shall survive any termination of this Agreement.

(b) Except as set forth in this Section 7.5, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with the provisions of Section 5.17.

(c) The Company shall pay, or cause to be paid, to Parent by wire transfer of immediately available funds an amount equal to $3,660,000 if:

(i) this Agreement is terminated by the Company pursuant to Section 7.4(a), such payment to be made before or concurrently with such termination and in the absence of such payment any such purported termination shall be invalid;

(ii) this Agreement is terminated by Parent pursuant to Section 7.3(b), such payment to be made within two Business Days of such termination;

(iii) (A) a Company Takeover Proposal has been publicly made or proposed to the Company’s stockholders or otherwise publicly announced (whether or not conditional) and not withdrawn, (B) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(b) and (C) within six months following the date of such termination, the Company or any of its Subsidiaries enters into a Contract providing for the implementation of a Company Takeover Proposal (which Company Takeover Proposal is ultimately consummated) or consummates any Company Takeover Proposal , whether or not such Company Takeover Proposal was the same Company Takeover Proposal referred to in clause (A), such payment to be made upon the consummation of such Company Takeover Proposal; or

(iv) this Agreement is terminated by Parent pursuant to Section 7.3(a), such payment to be made within two Business Days of such termination, unless the board of directors of the Company withdraws, modifies or amends the Company Board Recommendation based on facts that, were the Closing to occur on the date of such withdrawal, modification or amendment, would result in the condition set forth in Section 6.3(a) failing to have been satisfied.

(d) Parent shall pay to the Company by wire transfer of immediately available funds an amount equal to $3,660,000 if this Agreement is terminated pursuant to Section 7.4(c) such payment to be made within two Business Days of such termination, unless the board of directors of Parent withdraws, modifies or amends the Parent Board Recommendation based on facts that, were the Closing to occur on the date of such withdrawal, modification or amendment, would result in the condition set forth in Section 6.2(a) failing to have been satisfied.

(e) Except in the case of fraud or willful breach of this Agreement, in the event any amounts are payable pursuant to Section 7.5(c) or Section 7.5(d), upon payment thereof the paying party shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The parties hereto acknowledge that (i) the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not have entered into this Agreement. Accordingly, if either party fails promptly to pay any amount payable by it pursuant to this Section 7.5, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the payment set forth in this Section 7.5, the non-paying party shall pay to the other party its costs and expenses (including attorneys’ fees, charges and disbursements) in connection with such suit, together with interest on the amount due from each date for payment until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2 percent.

Section 7.6  Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, so long as (a) no amendment that requires stockholder or shareholder approval under applicable Laws shall be made without such required approval and (b) such amendment has been duly approved by the board of directors of each of Parent, Merger Sub and the Company. This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.7  Extension; Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement or, (c) subject to applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party. The failure or delay of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

MISCELLANEOUS

Section 8.1  Certain Definitions. For purposes of this Agreement:

(a) “2008 Company Condensed Accounts” means the Company’s unaudited condensed consolidated balance sheet at December 27, 2008 and condensed consolidated statement of operations for the year then ended, in each case as included in the Company’s current report on Form 8-K furnished to the SEC on or about February 10, 2009.

(b) “2008 Parent Financial Statements” means the audited consolidated financial statements of Parent and its consolidated Subsidiaries for the period ended December 31, 2008, including the notes thereto.

(c) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(d) “Business Day” means any day, other than Saturday, Sunday or a United States federal or United Kingdom bank holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

(e) “Code” means the United States Internal Revenue Code of 1986, as amended.

(f) “Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by the Company to Parent.

(g) “Company Material Adverse Effect” means any effect, event, change, occurrence, circumstance or development (collectively, “Effects”) which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would prevent the Company from consummating the transactions contemplated by this Agreement. For the purposes of clause (i), none of the following shall be deemed, either alone or in combination, to constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) any Effects arising from the financial, securities or capital markets or the economy to the extent that they do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (B) any Effect arising from the industries in which in which the Company or any of its Subsidiaries operates in general to the extent that they do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (C) any changes in the demand or pricing for products sold by the Company and its Subsidiaries; (D) any Effects arising from the currency markets or currency fluctuations generally; (E) any Effects arising from the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, except that this clause (E) shall not affect the representations and warranties in Section 3.7 and Section 3.8; (F) any Effects resulting from Parent’s refusal or unreasonable delay in granting a request to take or omit to take any action hereunder, to the extent the action or omission sought by the Company would have avoided such Effect; (G) changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof; (H) any action taken at the request of, or with the consent of, Parent; (I) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not materially disproportionately affect the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which the Company and its Subsidiaries operate; (J) any change in the trading prices of the Company’s equity securities by itself; and (K) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided, however, that with respect to any change or failure described in clauses (J) and (K), Parent may assert that any Effects that may have contributed to or caused such change or failure independently constitute a Company Material Adverse Effect to the extent not otherwise excluded by the definition of “Company Material Adverse Effect.”

(h) “Company Takeover Proposal” means any proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of all or a majority of assets (including equity securities of any subsidiary of the Company) or businesses of the Company or its Subsidiaries, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of the Company, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of the Company or (iv) any merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving the Company or any of its Significant Subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of the Company, the surviving company or the resulting parent company of the Company, in each case other than the transaction contemplated by this Agreement.

(i) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations.

(j) “Hazardous Substances” means: (i) any substance that is listed, classified or regulated as toxic, hazardous or otherwise injurious or detrimental under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is or would reasonably be expected to become the subject of regulatory action under any Environmental Laws.

(k) “Intellectual Property” shall mean all of the following, as they exist anywhere in the world: (i) patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted) (“Patents”); (ii) trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto (“Trademarks”); (iii) copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof, and non-registered copyrights and including, with respect to mask works, all tape-outs, simulation extractions, test vectors, simulation and test programs, related documentation and any other materials associated with the design, development and production of devices based on mask works (“Copyrights”); (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information, concepts, ideas, designs, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, technical data, discoveries, modifications, extensions, improvements, and other proprietary information and rights (whether or not patentable or subject to copyright, mask work, or trade secret protection) (“Trade Secrets”); (v) computer software programs, including all source code, object code, databases and documentation related to the foregoing (“Software”); (vi) domain names, Internet addresses and other computer identifiers, web sites, web pages and similar rights and items (“Internet Assets”); and (vii) licenses, sublicenses, distributor, development, non-assert agreements and other agreements or permissions, including the right to receive royalties or any other consideration, related to any of the items described in clauses (i) – (vi) (“IP Licenses”).

(l) “Knowledge” means, when used with respect to (i) Parent, the knowledge of the persons listed on Section 8.1(k) of the Parent Disclosure Letter and (ii) the Company, the knowledge of the persons listed on Section 8.1(k) of the Company Disclosure Letter, in each case after due inquiry.

(m) “Laws” means any laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(n) “Legal Actions” means legal actions, claims, demands, arbitrations, charges, complaints, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.

(o) “Liens” means any liens, pledges, security interests, claims, options, rights of first offer or refusal, charges or other encumbrances.

(p) “Open Source Materials” means all Software that is distributed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL) or is made publicly available in source code form without a requirement for payment and imposes an obligation on any user to publish the user’s proprietary source code, limits the user’s ability to receive compensation for sublicensing the user’s proprietary source code, or requires the user to license its proprietary source code for the purpose of making derivative works.

(q) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

(r) “Parent Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement, delivered by Parent to the Company.

(s) “Parent Material Adverse Effect” means any Effect which individually or in the aggregate (i) is materially adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole, or (ii) would prevent Parent from consummating the transactions contemplated by this Agreement. For the purposes of clause (i), none of the following shall be deemed, either alone or in combination, to constitute a Parent Material Adverse Effect or be taken into account in determining whether a Parent Material Adverse Effect has occurred: (A) any Effects arising from the financial, securities or capital markets or the economy to the extent that they do not materially disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (B) any Effect arising from the industries in which in which Parent or any of its Subsidiaries operates in general to the extent that they do not materially disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (C) any changes in the demand or pricing for products sold by Parent and its Subsidiaries; (D) any Effects arising from the currency markets or currency fluctuations generally; (E) any Effects arising from the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby, except that this clause (E) shall not affect the representations and warranties in Section 4.7 and Section 4.8; (F) changes in law, rule or regulations or generally accepted accounting principles, IFRS or the interpretation thereof; (G) any action taken at the request of, or with the consent of, the Company; (H) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters to the extent they do not materially disproportionately affect Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the principal industries in which Parent and its Subsidiaries operate; (I) any change in the trading prices of Parent’s equity securities by itself; and (J) any failure to meet any internal or public projections, forecasts or estimates of revenue or earnings or other financial or operational measures or the issuance of revised projections that are not as optimistic as those in existence as of the date hereof; provided, however, that with respect to any change or failure described in clauses (I) and (J), the Company may assert that any Effects that may have contributed to or caused such change or failure independently constitute a Parent Material Adverse Effect to the extent not otherwise excluded by the definition of “Parent Material Adverse Effect.”

(t) “Parent Takeover Proposal” means any proposal or offer from any person relating to (i) a direct or indirect acquisition, in one transaction or a series of related transactions, of all or a majority of assets (including equity securities of any Subsidiary of Parent) or businesses of Parent or its Subsidiaries, (ii) the issuance to any person or group of persons acting in concert of 50% or more of any class of equity capital of Parent, (iii) any tender or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of any class of equity capital of Parent or (iv) any scheme of arrangement, merger, consolidation, business combination, share exchange or similar transaction, in one transaction or a series of related transactions, involving Parent or any of its Significant Subsidiaries that would result in any persons or groups (including the shareholders of a person party to such transaction) beneficially owning 50% or more of any class of equity capital of Parent or of any surviving company or the resulting parent company of Parent.

(u) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity and other entity and group (which term shall include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(v) “Representatives” means, when used with respect to Parent or the Company, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent or the Company, as applicable, and its Subsidiaries.

(w) “Significant Subsidiary” means, when used with respect to any Person, a Subsidiary of another Person as such term is defined in Rule 1-02(w) under Regulation S-X promulgated by the SEC pursuant to the Exchange Act).

(x) “Subsidiary” means, when used with respect to Parent or the Company, any other Person that Parent or the Company, as applicable, directly or indirectly owns or has the power to vote or control 50% or more of any class or series of capital stock of such Person.

(y) “Superior Proposal” means any bona fide written Company Takeover Proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80% of the Company Common Stock then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80% of the assets of the Company and its Subsidiaries and which the board of directors of the Company determines in good faith (after consultation with its legal counsel and the Company Financial Advisor) to be more favorable to the stockholders of the Company from a financial point of view than the transactions contemplated by this Agreement, taking into consideration the conditions to the consummation of such Company Takeover Proposal and the financial, legal, regulatory and other aspects of such Company Takeover Proposal.

(z) “Taxes” means (i) any and all federal, state, provincial, local and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), in the United States, the United Kingdom or otherwise, including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, and (ii) any transferee liability in respect of any items described in the foregoing clause (i).

(aa) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(bb) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

(cc) “U.S. GAAP” means generally accepted accounting principles in the United States.

Section 8.2  Interpretation. The table of contents and headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement. Definitions shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references in this Agreement to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a person also refer to its predecessors and permitted successors and assigns.

Section 8.3  Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.3 will not limit any covenant or agreement of the parties to this Agreement that, by its terms, contemplates performance after the Effective Time.

Section 8.4  Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law.

Section 8.5  Submission to Jurisdiction. The parties to this Agreement (a) irrevocably submit to the exclusive personal jurisdiction of the courts of the State of Delaware and, failing jurisdiction of such courts, the courts of the United States of America located in the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

Section 8.6  Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7  Notices. Any notice, request, instruction or other communication under this Agreement shall be in writing and delivered by hand or international courier service, by (other than with respect to the Company) facsimile (with written confirmation of transmission) or by electronic mail, with a copy thereof delivered or sent as provided above:

If to Parent or Merger Sub, to:

CSR plc

Unit 400

Cambridge Science Park

Milton Road, Cambridge

CB4 -0WH

United Kingdom

Facsimile:     +44 (0) 1223 692001

Attention:     Christopher Edwards

E-mail:         chris.edwards@csr.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London EC2V 7JU

United Kingdom

Facsimile:     +44 (0) 20 7367 1650

Attention:     David K. Lakhdhir

E-mail:         dlakhdhir@paulweiss.com

and:

Slaughter and May

One Bunhill Row

London EC1Y 8YY

United Kingdom

Facsimile:     +44 (0) 20 7090 5000

Attention:     William Underhill

E-mail:         william.underhill@slaughterandmay.com

If to the Company, to:

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, California

United States 95112

Facsimile:     +1 408 453 7217

Attention:     Adam Dolinko and Dennis Bencala

E-mail:         adolinko@sirf.com and dbencala@sirf.com

with a copy to:

Simpson, Thacher & Bartlett LLP

2250 Hanover Street

Palo Alto, California

United States 94304

Facsimile:     + 1 650 251 5002

Attention:     Peter S. Malloy

E-mail:         pmalloy@stblaw.com

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand or international courier service, when such delivery is made at the address specified in this Section 8.7, (b) if, except in the case of the Company, delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received, or (c) if delivered by electronic mail, when transmitted to the e-mail address specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8  Entire Agreement. This Agreement (including the Exhibits to this Agreement), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9  No Third-Party Beneficiaries. Except as provided in Section 5.10, this Agreement is not intended to confer any rights or remedies upon any Person other than the parties to this Agreement.

Section 8.10  Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11  Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.12  Assignment. This Agreement shall not be assignable by operation of law or otherwise, except that Parent may designate, by written notice to the Company, a Subsidiary that is wholly-owned by Parent to be merged with and into the Company in lieu of Merger Sub, in which event all references in this Agreement to Merger Sub shall be deemed references to such Subsidiary, and in that case, all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such Subsidiary as of the date of such designation.

Section 8.13  Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 8.14  Specific Performance. The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and neither party shall oppose any motion or other action seeking any such injunction.

Section 8.15  Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which shall be one and the same agreement. This Agreement shall become effective when each party to this Agreement has received counterparts signed by all of the other parties.

Section 8.16  Parent Assurance. Parent agrees to cause Merger Sub to comply with all of its obligations hereunder and shall be fully responsible for any failure of Merger Sub to comply with its obligations hereunder to the same extent as if Parent were directly obligated.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

CSR PLC

By:	/s/ JOEP VAN BEURDEN
Name:	Joep van Beurden
Title:	Chief Executive Officer

SHANNON ACQUISITION SUB, INC.

By:	/s/ BRETT GLADDEN
Name:	Brett Gladden
Title:	Secretary

SiRF TECHNOLOGY HOLDINGS, INC.

By:	/s/ KANWAR CHADHA
Name:	Kanwar Chadha
Title:	Vice President of Strategic Corporate Initiatives, Corporate Marketing, Director and Secretary

APPENDIX D—OPINION OF SiRF’s FINANCIAL ADVISOR

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004

Tel: 212-902-1000

PERSONAL AND CONFIDENTIAL

February 9, 2009

Board of Directors

SiRF Technology Holdings, Inc.

217 Devcon Drive

San Jose, CA 95112

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of SiRF Technology Holdings, Inc. (the “Company”) of the exchange ratio of 0.741 ordinary shares, par value £0.001 per share (the “CSR Ordinary Shares”), of CSR plc (“CSR”) to be paid for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of February 9, 2009 (the “Agreement”), by and among CSR, Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR, and the Company.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, CSR and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time. We also may provide investment banking and other financial services to the Company, CSR and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended December 31, 2007 and annual reports of CSR for the four fiscal years ended December 28, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain quarterly reports of CSR; certain other communications from the Company and CSR to their respective stockholders; certain publicly available research analyst reports for the Company and CSR; and certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for CSR, in each case, prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain revenue and operating synergies projected by the management of the Company to result from the Transaction (the “Synergies”). We have held discussions with members of the senior managements of the Company and CSR regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of CSR, and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties associated

D-1

Board of Directors

SiRF Technology Holdings, Inc.

February 9, 2009

Page Two

with achieving the Forecasts for the Company. We also have held discussions with the management of CSR regarding the publicly available estimates of certain research analysts of CSR. In addition, we have reviewed the reported price and trading activity for the Shares and CSR Ordinary Shares, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared. As you are aware, the management of CSR did not make available for our use its forecasts of the future financial performance of CSR. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or CSR or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or CSR or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view to the holders of Shares, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or CSR; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or CSR, or class of such persons in connection with the Transaction, whether relative to the 0.741 CSR Ordinary Shares to be paid for each Share pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which CSR Ordinary Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

D-2

APPENDIX E—FORM OF VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT

To:	CSR plc (“Cromarty”)

Shannon Acquisition Sub, Inc. (“Merger Sub”)

9 February 2009

Merger of Shannon and Merger Sub (the “Merger”)

Terms used but not defined herein have the meanings given to them in the Merger Agreement (as defined below).

1. Warranties and Undertakings

I the undersigned hereby agree, represent and warrant to each of Cromarty and Merger Sub that, subject to Cromarty and SiRF Technology Holdings, Inc. (“Shannon”) entering into the agreement and plan of merger between Cromarty, Merger Sub and Shannon, in the form annexed hereto (the “Merger Agreement”):

(i)	I am the beneficial owner of (or am otherwise able to control the exercise of all rights attaching to, including the ability to procure the transfer of) the number of common stock, par value $0.0001 each, and/or preferred stock, par value $0.0001 each, in the capital of Shannon (which expression shall include any other shares in Shannon issued after the date hereof and attributable to or derived from such shares) set out in the first and second columns of the table below (the “Shares”);

(ii)	I confirm that I am not interested in any shares or other securities of Shannon other than those of which details are set out in the table below; provided, however, that nothing in this Support Agreement shall obligate the undersigned to exercise or convert any derivate security, including without limitation, stock options of Shannon;

(iii)	I shall not prior to the earlier of the Merger becoming effective or the Merger Agreement for any reason lapsing or being terminated:

(a)	sell, transfer, charge, encumber, grant any option over or otherwise dispose of or permit the sale, transfer, charging or other disposition or creation or grant of any other encumbrance or option of or over all or any of such Shares or interest in such Shares except in connection with the Merger; or

(b)	(other than pursuant to the Merger) enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or incur any obligation or permit any obligation to arise:

(I)	in relation to, or operating by reference to, shares or other securities of Shannon;

(II)	to do all or any of the acts referred to in paragraph (a) above; or

(III)	which would or might restrict or impede the Merger becoming effective or otherwise preclude me from complying with our obligations under paragraph 2,

in each case in any manner that would affect the undersigned’s obligations under paragraph 2 of this Voting and Support Agreement (the “Support Agreement”)

and references to any agreement, arrangement or obligation shall include any such agreement, arrangement or obligation whether or not subject to any conditions or which is to take effect upon or following the Merger becoming effective, lapsing or being terminated or upon or following this Support Agreement ceasing to be binding or upon or following any other event;

(iv)	prior to the Merger becoming effective, if I acquire any shares, securities or interests of Shannon (including for these purposes shares arising on the exercise of options), such shares, securities or interest (as the case may be) shall be deemed to be included in the expression “Shares” for the purposes of this Support Agreement; and

(v)	I have the full power and authority and the right (free from any legal or other restrictions) to enter into and perform the undertakings in this Support Agreement in accordance with their terms.

2. Shannon Stockholder Approval

I agree that prior to the earlier of the Merger becoming effective or the Merger Agreement for any reason lapsing or being terminated that:

(i)	I shall or, where applicable, will procure that the registered holder of the Shares will, in person or by proxy cast all votes (whether on a show of hands or a poll) in relation to the Shares at the meeting of the stockholders of Shannon (the “Stockholders’ Meeting”) to be held in connection with the Merger in favour of the resolutions to adopt the Merger Agreement and approve the Merger (the “Resolutions”) and, if requested by Cromarty, against any resolution or proposal to adjourn the Stockholders’ Meeting; and

(ii)	I shall or, where applicable, will procure that the registered holder of the Shares will, after the posting of the notice to be sent to stockholders of Shannon convening the Stockholders’ Meeting (the “Notice”) (and without prejudice to our right to attend and vote in person at the Stockholders’ Meeting), return the signed forms of proxy enclosed with the Notice (completed and signed and voting in favour of the Resolutions) in accordance with the instructions printed on those forms of proxy, as soon as practicable after the posting of the Notice.

3. Miscellaneous

(i)	Prior to the Merger becoming effective or the Merger Agreement lapsing or being terminated, I shall not, without the consent of Cromarty, request the board of directors, or any member thereof, to call any general or special meeting of stockholders of Shannon for any purpose that would be adverse to the Merger.

(ii)	The obligations and provisions set out in this Support Agreement apply equally to the persons from whom I am to procure vote in favour pursuant to the terms of paragraph 2 above and I shall use my best efforts to procure the observance by such persons of the terms hereof as if they were each specifically a party hereto.

(iii)	I consent to the issue of a press announcement incorporating references to me and to the undertakings in this Support Agreement. I understand that, if the Merger proceeds, this Support Agreement will be made available for inspection and that particulars of it will be contained in publicly available documents in the United States and/or the United Kingdom, including without limitation, the Registration Statement, Company Proxy Statement, Parent Prospectus and Parent Shareholder Circular (as the case may be). I undertake to provide you with all such further information in relation to our interest and that of any person connected with me as you require under applicable law in order to comply with the requirements of the United States Securities and Exchange Commission, the NASDAQ Stock Market, the UK Listing Authority, the London Stock Exchange, the Panel on Takeovers and Mergers and any other legal or regulatory requirements for inclusion in such documents (or any other document required in connection with the Merger).

(iv)	This Support Agreement shall not oblige Cromarty to announce or proceed with the Merger.

(v)

This Support Agreement shall be governed by, Delaware law and construed in accordance with, the laws of the State of Delaware, without regard to the laws that might otherwise govern under applicable principles of conflicts of law. The parties to this Support Agreement (a) irrevocably submit to the exclusive personal jurisdiction of the courts of the State of Delaware and, failing jurisdiction of such courts, the courts of the United States of America located in the State of Delaware and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. The parties to this Support Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in paragraph (xiv) below or in such other manner as may be permitted by applicable laws, shall be valid and sufficient service thereof. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUPPORT AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party to this Support Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Support Agreement by, among other things, the mutual waivers and certifications in this paragraph.

(vi)	This Support Agreement will terminate upon the earliest to occur of (i) the consummation of the Merger, (b) the date and time of termination of the Merger Agreement for any reason and (c) the date of any amendment to the Merger Agreement that has the effect of reducing the consideration to be received by the undersigned in the Merger.

(vii)	The parties hereto acknowledge and agree that the undersigned’s obligations hereunder are solely in his capacity as a stockholder of Shannon, and that none of the provisions herein set forth shall be deemed to restrict or limit any fiduciary or other duty the undersigned may have a member of the board of directors of Shannon, as an executive officer of Shannon, or as a trustee of any trust other than the undersigned, or as a director or officer of any other entity. Accordingly, Cromarty acknowledges and agrees that no provision of this Support Agreement shall limit or otherwise restrict any of the undersigned with respect to any act or omission that the undersigned may undertake or authorize in his capacity as a director or officer of any other entity including without limitation any vote that the undersigned may make as a director or officer of Shannon with respect to any matter presented to the Board of Directors of Shannon or any vote that the undersigned may make as a trustee of any trust other than the undersigned or as a director or officer of any entity other than the undersigned.

(viii)	Nothing contained in this Support Agreement shall be deemed to vest in Cromarty any direct or indirect ownership or incidence of ownership of or with respect to any securities of Shannon held by the undersigned. All rights, ownership and economic benefits of and relating to such securities shall remain vested in and below to the undersigned and Cromarty shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any the policies or operations of Shannon or exercise any power or authority to direct any of the undersigned in the voting of any securities except as specifically provided here.

(ix)	Any notice, request, instruction or other communication under this Support Agreement shall be in writing and delivered by hand or international courier service, by facsimile (with written confirmation of transmission) or by electronic mail, with a copy thereof copy thereof delivered or sent as provided above:

If to Cromarty or Merger Sub, to:

CSR plc

Unit 400

Cambridge Science Park

Milton Road, Cambridge

CB4 -0WH

United Kingdom

Facsimile:    +44 (0) 1223 692001

Attention:     Christopher Edwards

E-mail:         chris.edwards@csr.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London EC2V 7JU

United Kingdom

Facsimile:    +44 (0) 20 7367 1650

Attention:     David K. Lakhdhir

E-mail:         dlakhdhir@paulweiss.com

and:

Slaughter and May

One Bunhill Row

London EC1Y 8YY

United Kingdom

Facsimile:    +44 (0) 20 7090 5000

Attention:     William Underhill

E-mail:         william.underhill@slaughterandmay.com

If to                  to:

SIRF Technology, Inc.

217 Devcon Drive

San Jose, CA 95112

With a copy to: Adam Dolinko

Facsimile: (408) 453-7217

Email: kanwar@sirf.com; adolinko@sirf.com

or to such other persons, addresses or facsimile numbers as may be designated in writing by the person entitled to receive such communication as provided above. Each such communication shall be effective (a) if delivered by hand or international courier service, when such delivery is made at the address specified in this paragraph if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this paragraph and appropriate confirmation is received, or (c) if delivered by electronic mail, when transmitted to the e-mail address specified in this paragraph and appropriate confirmation is received.

TABLE

1. Number of common stock	2. Number of preferred stock	3. Number of common/preferred stock under option	4. Registered *owner	5. Beneficial *owner

*	Where more than one, indicate number of shares attributable to each

I intend this document to be a Support Agreement and execute and deliver it as a Support Agreement.

Cromarty and Shannon Acquisition Sub, Inc. hereby agree to the terms of this Support Agreement

CSR plc

By:
Name:
Title:

SHANNON ACQUISITION SUB, INC.

By:
Name:
Title:

APPENDIX F—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of the DGCL shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of the DGCL), § 252, § 254, § 257, § 258, § 263 or § 264 of the DGCL:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of the DGCL.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of the DGCL to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of the DGCL is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

F-1

incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of the DGCL, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the

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foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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APPENDIX G—ADDITIONAL RISK FACTORS RELATED TO SiRF’s BUSINESS BASED ON RISK FACTORS FILED BY SiRF IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 27, 2008

The following risks related to SiRF’s business are based on risk factors filed by SiRF’s annual report on Form 10-K, as amended, for the fiscal year ended December 27, 2008, as filed with the Securities and Exchange Commission on April 24, 2009.

In evaluating SiRF and SiRF’s business, you should carefully consider the risks described below in addition to the cautionary statements and other risks described elsewhere herein and in SiRF’s other filings with the SEC. Any one of the following risks could seriously harm SiRF’s business, financial condition, and results of operations, causing the price of SiRF’s stock to decline. Additional risks and uncertainties not presently known to SiRF or that SiRF currently deems immaterial may also impair SiRF’s business operations.

Risks related to SiRF’s Business

Because many companies sell in the market for location technology products, SiRF must compete successfully to sustain or gain market share.

The market for SiRF’s products is highly competitive and rapidly evolving. SiRF is seeing increased competition throughout the market for location technology products. This increased competition has resulted in and will likely continue to result in price reductions, reduced margins and/or loss of market share. SiRF may be unable to compete successfully against current or future competitors. Some of SiRF’s customers are also its competitors. Within each of SiRF’s markets, it faces competition from public and private companies, as well as its customers’ in-house design efforts. For chip sets, SiRF’s main competitors include Atheros Communications, Atmel, Broadcom, Infineon, MediaTek, QUALCOMM, Sony, ST-Ericcson (the newly formed joint venture between Ericsson Mobile Platforms and ST-NXP Wireless), STMicroelectronics, Texas Instruments, Trimble and u-blox. Some large semiconductor companies may acquire private GPS companies to gain access to their technology and become serious competitors to SiRF in a short time. For modules based on SiRF’s products, the main competitors are Furuno, JRC, Sony, Trimble and u-blox. For licensed IP cores, SiRF’s competitors include Ceva, QUALCOMM and several private companies. Licensees of intellectual property from SiRF’s competitors may also compete against SiRF. SiRF also competes against suppliers of software-based GPS solutions including NXP and RFMD. SiRF expects new competitors to enter the commercial market for GPS semiconductors as demand for GPS systems continues to grow. SiRF anticipates that the increase in demand of GPS-based products will cause further price reductions in the market.

In the wireless market, SiRF also competes against products based on alternative location technologies that do not rely on GPS, such as wireless infrastructure-based systems. These systems are based on technologies that compute a caller’s location by measuring the differences in signals between individual cellular base stations and/or Wi-Fi positioning. If these technologies become more widely adopted, market acceptance of SiRF’s products may decline. Competitors in these areas include Andrew, Polaris and TruePosition. Further, alternative satellite-based navigation systems such as Galileo, which is being developed by European governments, or Glonass, which is managed by the Russian government, may reduce the demand for GPS-based applications or cause customers to postpone decisions on whether to integrate GPS capabilities into their products.

SiRF also believes that its success depends on its ability to establish and maintain relationships with established system providers and industry leaders. SiRF’s failure to establish and maintain these relationships, or any interference with these relationships by its competitors, could harm SiRF’s ability to penetrate emerging markets.

In addition, in January 2009, the ITC issued the ITC Final Determination with respect to the ITC complaint filed by Global Locate. The ITC issued a Limited Exclusion Order prohibiting unlicensed entry of infringing products into the U.S. by or on behalf of SiRF or the customers named in the investigation, E-TEN Information

Systems Co., Ltd., Mio Technology Ltd, USA, MiTAC International Corp. and Tharos Science & Applications, Inc., or the Named Respondents, and issued Cease and Desist Orders against SiRF and the domestic Named Respondents from importing or selling products in the United States that may be found to infringe any asserted patent. If U.S. Customs does not approve for importation SiRF’s products containing the new versions of its software into the U.S., SiRF may lose market share in its existing markets, which could harm its business, financial condition and results of operations. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products. In 2008, these customers collectively represented approximately 7% of SiRF’s net revenues. See the risk factor titled, “SiRF is involved in patent litigation with Broadcom before the United States International Trade Commission and federal court, and is subject to a limited exclusion order prohibiting the unlicensed entry and sale into the United States of certain SiRF products deemed to be infringing on Broadcom patents by or on behalf of SiRF or the customers named in the investigation and is also subject to cease and desist orders against it and its named domestic customers that were named in the investigation. If SiRF is unable to obtain approvals from U.S. Customs for the importation of its products or those of its customers, its customer relationships may be harmed and its business and results of operation may be materially adversely affected”, for further information.

Many of SiRF’s competitors have significantly greater financial, technical, manufacturing, marketing, sales and other resources than SiRF does. These competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Existing or new competitors may also develop technologies that more effectively address SiRF’s markets with products that offer enhanced features and functionality, lower power requirements, greater levels of integration or lower cost. SiRF cannot assure you that it will be able to continue to compete successfully against current or new competitors. If SiRF does not compete successfully, it may lose market share in its existing markets and its revenues may fail to increase or may decline.

Declining general economic, business and industry conditions has reduced, and may further reduce, SiRF’s net revenue.

The recent disruption in global macroeconomic conditions had a significant adverse effect on the semiconductor industry as a whole and on SiRF’s business and results of operations. Concerns over credit conditions resulting from the recent financial crisis affecting the banking system and financial markets, slower economic activity, concerns about inflation and deflation, volatility in energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns in the wired and wireless communications markets, the ongoing effects of the wars in Iraq and Afghanistan, recent international conflicts, and the impact of natural disasters have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. As a result, SiRF has experienced cancellations, deferrals and a significant slowdown in orders and anticipates this trend to continue as the current recession is expected to last through 2009. These conditions make it extremely difficult for SiRF’s customers, SiRF’s vendors and SiRF to accurately forecast and plan future business activities, and they could cause U.S. and non-U.S. businesses to further slow spending on SiRF’s products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times such as the current recession, SiRF’s customers may face issues gaining timely access to sufficient credit, which could impair their ability to make timely payments to SiRF. If that were to occur, SiRF may be required to increase its allowance for doubtful accounts and SiRF’s accounts receivable days sales outstanding would be negatively impacted. The current economic downturn and any future downturn may reduce SiRF’s revenue and result in SiRF having excess inventory. SiRF cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the semiconductor industry or the wired and wireless communications markets. If the economy or the markets in which SiRF operates does not improve from their current condition or if they continue to deteriorate, SiRF’s customers or potential customers to reduce or delay their product development, which could impact SiRF’s ability to manage inventory levels, collect customer receivables, and ultimately decrease SiRF’s net revenue and profitability.

The average selling prices of products in SiRF’s markets have historically decreased rapidly and will likely do so in the future, which could harm SiRF’s revenue and gross profits.

As is typical in the semiconductor industry, the average selling price of SiRF’s products historically declines significantly over the life of the product. The products SiRF develops and sells are used for high-volume applications. In the past, SiRF has reduced the average selling prices of its products in anticipation of future competitive pricing pressures, new product introductions by it or its competitors and other factors. SiRF expects that it will have to similarly reduce prices in the future for mature products. Reductions in SiRF’s average selling prices to one customer could also impact SiRF’s average selling prices to all customers. In addition, the semiconductor industry is experiencing a significant downturn during the current global recession. During these downturns, some competitors may become more aggressive in their pricing practices which could adversely impact SiRF’s gross margins. SiRF’s financial results could suffer if it is unable to offset any reductions in its average selling prices by increasing its sales volumes, reducing its costs, adding new features to its existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins. During fiscal 2008, the average selling prices for SiRF’s products declined, and SiRF was unable to sufficiently reduce its costs or offset the declines with high selling prices on its newer products, causing a substantial decline in SiRF’s net revenues and results of operations.

SiRF is involved in patent litigation with Broadcom before the United States International Trade Commission and federal court, and is subject to a limited exclusion order prohibiting the unlicensed entry and sale into the United States of certain SiRF Technology products deemed to be infringing on Broadcom patents by or on behalf of SiRF Technology or the customers named in the investigation and is also subject to cease and desist orders against it and its named domestic customers that were named in the investigation. If SiRF is unable to obtain approvals from U.S. Customs for the importation of its products or those of its customers, its customer relationships may be harmed and its business and results of operations may be materially adversely affected.

On April 2, 2007, Global Locate filed a complaint with the ITC regarding certain of SiRF Technology’s GPS devices as well as products SiRF Technology made for four of its customers, and the ITC subsequently instituted an investigation. Upon its acquisition of Global Locate, Broadcom was subsequently added as an additional complainant to the investigation.

In August 2008, the ITC concluded that all six of the asserted Broadcom patents (1) had an existing domestic industry, (2) were valid, and (3) were infringed by certain of SiRF Technology’s products, and issued a recommendation that (1) those of SiRF Technology’s products that are accused products in the investigation, if found to infringe a patent at issue in the investigation, should be excluded from the United States, (2) a Limited Exclusion Order should be extended to products containing any of SiRF Technology’s products that may be found to infringe, and (3) Cease and Desist Orders should be issued prohibiting SiRF Technology from importing or selling in the United States those of SiRF Technology’s products which may be found to infringe any asserted patent.

In January 2009, the ITC issued the ITC Final Determination in this matter and issued a Limited Exclusion Order prohibiting unlicensed entry of the infringing products into the United States by or on behalf of SiRF Technology or the Named Respondents, and Cease and Desist Orders against SiRF Technology and the domestic Named Respondents. In 2008, the Named Respondents collectively represented approximately 7% of SiRF’s net revenues.

The ITC’s remedial orders were subject to review by the President of the United States, acting through the United States Trade Representative’s Office, for sixty days. The President, acting through the United States Trade Representative, did not find any compelling circumstances to disapprove the Limited Exclusion Order and the Cease and Desist Orders, and the 60-day Presidential review period therefore expired on March 16, 2009. SiRF Technology subsequently filed a Notice of Appeal in the United States Court of Appeals for the Federal Circuit seeking review of the ITC’s orders and determinations in this investigation.

SiRF Technology has not obtained approval to date from U.S. Customs for the importation of its products into the United States containing new versions of its software and, if SiRF Technology or its customers are unable to do so, SiRF Technology’s business could be materially and adversely affected. SiRF has not sought approval from U.S. Customs on any new versions of the GSCi-4100, GSCi-4200 and GSCi-5000 hardware products. Broadcom has also asked the ITC to commence an informal enforcement proceeding against SiRF and two of its customers alleging violations of the Cease and Desist Orders, which SiRF has opposed. There is a risk that the ITC may commence enforcement proceedings as requested by Broadcom or that Broadcom will pursue other enforcement activities that would materially and adversely affect SiRF’s business, customer relationships or results of operations.

In addition, on May 14, 2008, Broadcom filed a patent infringement complaint against SiRF Technology in the United States District Court for the Central District of California. The complaint alleges infringement of four patents purportedly assigned to Broadcom and seeks both monetary damages and an injunction. On June 4, 2008, SiRF Technology answered the aforementioned complaint and filed counterclaims seeking declaratory judgment of non-infringement and invalidity of all four patents. In addition, SiRF Technology has filed with the U.S. Patent and Trademark Office Requests for Ex-Parte Reexamination of each of the four patents. Through its Reexamination Requests and in SiRF Technology’s view of what are substantial new questions of patentability raised by prior art that SiRF Technology believes may not have been previously considered in full by the Patent Office, SiRF Technology is seeking review and invalidation of all four of the Broadcom patents-in-suit. The U.S. Patent and Trademark Office granted each of the SiRF Technology’s requests for reexamination with respect to the four patents and has ordered their reexamination. In a preliminary Office Action, dated March 5, 2009, the Patent Office rejected all 33 claims of one of the four patents. On September 15, 2008, the Honorable James V. Selna denied SiRF Technology’s motion to stay proceedings in the district court action pending the outcome of reexamination, without prejudice to any subsequent motion to stay proceedings. The case has been scheduled for trial in November 2010. This litigation is in its early stages and, based on SiRF’s analysis of the facts of the case to date, SiRF believes the likelihood that a loss may have been incurred is remote. No assurance can be made that Broadcom will not seek to commence additional litigation against SiRF Technology, or that the pending litigation with Broadcom will not have a material adverse effect on its business.

Any potential dispute involving SiRF’s patents or intellectual property or third party patents or third party intellectual property could be costly, time-consuming and may result in SiRF’s loss of significant rights.

Other parties may assert intellectual property infringement claims against SiRF, and its products may be found to infringe the intellectual property rights of third parties. From time to time, SiRF and its customers receive letters, including letters from various industry participants, alleging infringement of patents or offerings to discuss licensing of third party patents alleged to be used in SiRF’s products. As SiRF continues to increase its international sales, it may become more susceptible to these types of infringement claims.

Litigation may be necessary to enforce SiRF’s patents or any patents it may receive and other intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and it is possible that it may not prevail in any future litigation. SiRF also faces the risk of adverse claims and litigation alleging its infringement of the intellectual property rights of others. If infringement claims are brought against SiRF, these assertions could distract management and necessitate its expenditure of potentially significant funds and resources to defend or settle such claims. SiRF cannot be certain that it will have the financial resources to defend itself against any patent or other intellectual property litigation. If SiRF is unsuccessful in any challenge to its rights to market and sell its products, it may, among other things, be required to:

•	pay actual damages, royalties, lost profits and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use, marketing, advertising or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

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utilize significant resources to modify or redesign its products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

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obtain licenses to the disputed rights, which could require it to pay substantial upfront fees and future royalty payments and may not be available to it on acceptable terms, if at all, or cease marketing the challenged products.

In addition, before SiRF can successfully defend an infringement claim, its customers may become reluctant to include it in their future product designs. Therefore, even if SiRF is successful in defending an infringement claim, negative publicity could have a material adverse effect on its business in addition to the expense, time delay and burden on management of litigation.

Parties making infringement claims may also be able to bring an action before the ITC that could result in an order stopping the importation into the United States of SiRF’s products and its customers’ products.

Ultimately, SiRF could be prevented from selling a product or otherwise forced to cease some aspect of its business operations as a result of any intellectual property litigation.

SiRF has been named as a party in several putative shareholder class action and derivative lawsuits, which could cause SiRF’s business, financial condition, results of operations and cash flows to suffer.

SiRF and certain of its officers and directors have been named as defendants in a putative class action lawsuit that alleges violations of the Securities Exchange Act of 1934, and three shareholder derivative lawsuits alleging breaches of fiduciary duty. Subject to certain limitations, SiRF is obligated to indemnify its current and former directors, officers and employees in connection with such lawsuits. While SiRF has director and officer insurance, amounts under the policy may not be sufficient to cover SiRF’s indemnification obligations. Regardless of the outcome, this litigation, and any other litigation that may be brought against SiRF or its directors and officers, could be time consuming, result in significant expense, and divert the attention and resources of its management and other key employees. An unfavorable outcome in such litigation could have a material adverse effect on SiRF’s business, financial condition, results of operations and cash flows.

SiRF’s quarterly revenue and operating results are difficult to predict and, if SiRF does not meet quarterly financial expectations, its stock price will likely decline.

SiRF’s quarterly revenue and operating results are difficult to predict and, have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that SiRF’s operating results in some quarters will be below market expectations. This would likely cause the market price of SiRF’s common stock to decline. SiRF’s quarterly operating results may fluctuate as a result of the risks and other factors as discussed, including:

•	changes in global financial markets and global economies and general market conditions, such as interest or foreign exchange rates, equity prices and the value of financial assets;

•	SiRF’s ability to successfully develop, introduce and sell new or enhanced GPS-based products in a timely manner;

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changes in the relative volume of sales of SiRF’s chip sets, its premium software offerings and its IP cores or other products and product mix, which have significantly different average selling prices and gross margins;

•	unpredictable volume, timing and cancellation of customer orders;

•	unpredictable or launch delays of location-based services by operators impacting demand from SiRF’s customers;

•	the availability, pricing and timeliness of delivery of other components, such as flash memory and crystal oscillators, used in SiRF’s customers’ products;

•	SiRF’s ability to maintain and expand market share in the face of evolving markets and increasing competition;

•	the timing of new product announcements or introductions by SiRF or by its competitors;

•	the introduction or delay in launch of SiRF’s customers’ products using its technology or customers no longer using its technology;

•	seasonality in SiRF’s various target markets;

•	product obsolescence and SiRF’s ability to manage product transitions;

•	other intangible asset write-downs;

•	decreases in the average selling prices of SiRF’s products;

•	SiRF’s ability to fully realize the impact of its announced restructuring plans and cost reduction efforts;

•	fluctuations in litigation expenses; and

•	fluctuations and estimations inherent in predicting SiRF’s effective income tax rates.

In addition, SiRF has a lengthy sales process in some of its target markets and its sales cycles typically range from nine months to two years, depending on the market. Even if SiRF has a design win, it may never result in volume shipments. It is possible that SiRF may not generate sufficient, if any, revenue from these products to offset the cost of selling and completing the design work. Because of this lengthy sales cycle, SiRF may experience delays from the time it increases or decreases its operating expenses and its investments in committing capacity until the time that it generates revenue from these products. As a result, it is difficult for SiRF to adjust its cost structure in relation to the variability in its revenue.

Further, it is difficult for SiRF to predict demand change due to customers’ reaction to the current litigation, the ITC Final Determination and the current economic environment. If SiRF is unable to accurately forecast demand for its products, this could result in a write-down of its inventory value. In addition, under the ITC Final Determination, the ITC issued a Limited Exclusion Order prohibiting unlicensed entry of infringing products into the U.S. by or on behalf of SiRF or the Named Respondents and Cease and Desist Orders prohibiting SiRF and the domestic Named Respondents from importing or selling in the United States SiRF’s products that may be found to infringe any asserted patent. If U.S. Customs does not approve for importation SiRF’s products containing the new versions of its software into the U.S., SiRF’s business, financial condition and results of operations could be materially and adversely effected. Even if U.S. Customs approves for importation SiRF’s products containing the new versions of its software, customers may choose not to order SiRF’s products.

SiRF bases its planned operating expenses in part on its expectations of future revenue, and its expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than SiRF expects, SiRF may be unable to proportionately reduce its operating expenses for that quarter, which would harm its operating results for that quarter.

SiRF has derived a substantial majority of its net revenue from sales to the automotive, mobile phone and consumer device markets. If SiRF fails to generate continued revenue from these markets or from additional markets, SiRF’s net revenue could decline.

SiRF believes that over 90% of its net revenue during 2008 and 2007 was attributable to products that were eventually incorporated into the automotive, including portable navigation devices, mobile phone and consumer device markets. Consumer spending and the demand for SiRF’s products in these markets are currently in rapid decline. If SiRF cannot sustain or increase sales of its products in these markets or if it fails to generate revenue from additional markets, its net revenue could further substantially decrease.

The market price of SiRF’s common stock is volatile. The volatility may mean that, at times, SiRF’s stockholders may be unable to resell their shares at or above the price at which they acquired them.

The stock market in general and SiRF’s common stock in particular have recently experienced significant price and volume volatility. SiRF’s common stock is subject to significant fluctuations due to many factors, including but not limited to, the pending merger with CSR, fluctuations in its operating results, announcements regarding new products, product enhancements or technological advances by it or its competitors, changes in earnings estimates by market analysts, and general market conditions or market conditions specific to particular industries. SiRF’s stock price is subject to speculation in the press and the analyst community, changes in recommendations by financial analysts, changes in investors’ or analysts’ valuation measures for its stock, changes in global financial markets and global economies and general market trends unrelated to its performance. Technology stocks have experienced wide fluctuations in prices, which sometimes have been unrelated to their operating performance. The market price of SiRF’s common stock could be adversely affected by these factors and fluctuations.

Declines in the market price of SiRF’s common stock could affect its access to capital, which may impact its ability to continue as a going concern. In addition, declines in the price of SiRF’s common stock may harm employee morale and retention, curtail investment opportunities presented to it, and negatively impact other aspects of its business. As a result of any such declines, stockholders may be unable to resell their shares at or above the price at which they acquired them.

If SiRF fails to continue to meet all applicable Nasdaq Global Select Market requirements, SiRF’s stock could be delisted from the Nasdaq Global Select Market. If delisting occurs, it would adversely affect the market liquidity of SiRF’s common stock and harm its businesses.

SiRF’s common stock is currently traded on the Nasdaq Global Select Market under the symbol “SIRF.” If SiRF fails to meet any of the continued listing standards of the Nasdaq Global Select Market, its common stock could be delisted from the Nasdaq Global Select Market. These continued listing standards include specifically enumerated criteria, including a $1.00 minimum closing bid price.

Nasdaq has suspended the minimum $1.00 closing bid price rule through Friday, April 17, 2009. The rule is scheduled to be reinstated on Monday, April 20, 2009.

SiRF’s stock price has traded at or below $1.00 per share in the recent past. If SiRF’s stock price trades below $1.00 as of April 20, 2009, there can be no assurance that Nasdaq will not take action to enforce its listing requirements.

If SiRF’s common stock were to be delisted from the Nasdaq Global Select Market, it could apply to list its common stock on the Nasdaq Global Market or Nasdaq Capital Market, or its common stock could be traded in the over-the-counter market on an electronic bulletin board established for unlisted securities, such as the Pink Sheets or the OTC Bulletin Board. Any delisting could adversely affect the market price of, and liquidity of the trading market for, SiRF’s common stock, SiRF’s ability to obtain financing for the continuation of its operations and could result in the loss of confidence by investors, suppliers and employees.

SiRF’s future success depends on building relationships with customers that are market leaders. If SiRF cannot establish these relationships, if these customers cannot successfully sell their products incorporating SiRF’s technology or if these customers develop their own systems or adopt competitors’ products instead of buying SiRF’s products, SiRF’s business may not succeed.

SiRF intends to continue to pursue customers who are leaders in its target markets. SiRF may not succeed in establishing these relationships because these companies may develop their own systems or adopt one of its competitors’ products. These relationships often require SiRF to develop new premium software which involves significant technological challenges. These types of customers also frequently place considerable pressure on SiRF to meet their tight development schedules. SiRF may have to devote a substantial amount of its limited resources to these relationships, which could detract from or delay its completion of other important development projects. Delays in development of these projects could impair SiRF’s relationships with other customers and could negatively impact sales of products under development.

Furthermore, since the issuance of the ITC Initial Determination, SiRF has experienced a decrease in demand for its products. SiRF may have to devote additional time working with potential customers to provide products that comply with the ITC Final Determination. Even if these new products are compliant with the ITC Final Determination, potential customers may not ultimately select SiRF’s technology.

Even if a customer selects SiRF’s technology to incorporate into its product, the customer may not ultimately market and sell its product successfully. A cancellation or change in plans by a customer could cause SiRF to lose anticipated sales. Also, SiRF’s business and operating results could suffer if a significant customer reduces or delays orders during its sales cycle or chooses not to release products containing SiRF’s technology.

SiRF faces the risk that the value of its inventory may decline before it is sold or that its inventory may not be able to be sold at the anticipated prices.

On December 27, 2008, SiRF’s total valued inventory was $16.4 million. SiRF’s inventory may decline in value as a result of technological obsolescence or a change in the product. SiRF’s success depends in part on its ability to minimize the cost to purchase or produce inventory and rapidly sell its inventory. The failure to quickly sell inventory may require SiRF to sell such inventory at a discount or loss or may require SiRF to write down its value, which could result in significant losses and decreases in SiRF’s cash flows. Due to the current economic conditions and the potential customer uncertainty as a result of the ITC Final Determination, it is increasingly difficult to forecast demand and, if future demand or market conditions for SiRF’s products are less favorable than forecasted, or if unforeseen technological changes negatively impact the utility of component inventory, SiRF may be required to record additional write-downs which could negatively impact gross margins in the period when the write-downs are recorded.

SiRF may be required to record a significant additional charge to earnings if SiRF’s identified intangible assets become impaired.

SiRF has recorded a substantial amount of intangible assets, including goodwill, as a result of its recent acquisitions. For example, in 2007, SiRF recorded $76.0 million of intangibles and $160.8 million of goodwill in connection with its acquisition of Centrality. SiRF is required to evaluate goodwill and other intangibles for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows and, with respect to goodwill, on at least an annual basis. Factors that may be considered a change in circumstances indicating that the carrying value of SiRF’s intangible assets may not be recoverable include significant underperformance relative to historical or projected future operating results, a significant decline in SiRF’s stock price and market capitalization, and negative industry or economic trends.

As a result of SiRF’s impairment analysis in the second quarter of 2008, it recorded a goodwill impairment charge of $215.7 million and acquisition-related intangible asset impairment charge of $42.9 million. SiRF also recorded $1.4 million in additional impairment related to certain restructuring activities. If SiRF’s estimates for future market growth and trends, forecasted revenue and costs, expected periods over which its assets will be utilized and other variables declines further than current estimates, SiRF may need to further write down intangible asset values to their fair values. These further impairment charges could have a material adverse effect on SiRF’s operating results and financial condition.

SiRF’s operating results depend significantly on sales of its SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines and its ability to develop and achieve market acceptance of new GPS products.

Sales of SiRF’s SiRFstarIII, SiRFtitan, SiRFprima and its SiRFatlas product lines significantly contributed to its revenue in 2008. SiRF continues to invest in the development of next generation products, but there is no assurance that these future products will achieve market acceptance. If SiRF fails to develop or achieve market acceptance of new GPS products or other multifunction products, it will continue to depend on sales of its SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines which have declining average selling prices over time. In addition, SiRF is involved in patent infringement litigation with Broadcom before the ITC in respect of certain products of SiRF and its customers and in federal court. In the ITC litigation, SiRF and the Named Respondents are subject to a Limited Exclusion Order prohibiting the unlicensed entry and sale into the United States of certain SiRFstarIII software that the ITC found to infringe Broadcom’s patents. SiRF and the domestic Named Respondents are also subject to Cease and Desist Orders in the ITC litigation prohibiting sale of those products in the United States. SiRF has released new versions of its SiRFstarIII software that it believes to be non-infringing. SiRF has not obtained approval to date from U.S. Customs for the importation into the United States of products containing this new SiRFstarIII software. If SiRF is unable to obtain such approval or if the new SiRFstarIII software is found to be infringing, SiRF’s business could be materially and adversely affected. Furthermore, no assurance can be given that Broadcom will not seek to bring an enforcement action against SiRF alleging violations of the Limited Exclusion Order or the Cease and Desist Orders. Any decline in sales of SiRF’s SiRFstarIII, SiRFtitan, SiRFprima and SiRFatlas product lines or decreases in average selling prices could adversely affect SiRF’s net revenue and operating results.

SiRF’s operating results will depend significantly on sales of its products in the wireless market.

SiRF expects to derive a significant portion of future revenue from sales of its products within the wireless market. SiRF’s success will depend both on the growth of this emerging market and on its ability to compete effectively in the wireless market as it evolves. SiRF’s margins on sales of products in the wireless market differ from its margins on sales of products in the automotive market, which historically has been the largest contributor to its revenue mix. If the wireless market does not achieve the growth SiRF expects, the growth and success of its business could be limited. In addition, if SiRF does not timely deliver new wireless-based products or if these products do not achieve market acceptance, its net revenue and operating results may not increase as anticipated or may decline.

The market for GPS-based location awareness capabilities in high-volume consumer and commercial applications is emerging and, if this market does not develop as quickly as SiRF expects, the growth and success of SiRF’s business will be limited.

The market for GPS-based location awareness technology in high-volume consumer and commercial applications is continually evolving and its potential is uncertain. Many of these GPS-based applications have not been commercially introduced or have not achieved widespread acceptance. SiRF’s success depends on the rapid development of this market. SiRF cannot predict the growth rate, if any, of this market. The development of this market depends on several factors, including government mandates such as E911 mandate in the United States and E110 mandate in Japan, the development of location awareness infrastructure by wireless network operators and the availability of location-aware content and services. If the market for high-volume consumer and commercial GPS-based applications fails to develop in a timely manner, the growth and success of SiRF’s business may be limited.

If SiRF is unable to fund the development of new products to keep pace with rapid technological change, SiRF will be unable to expand its business and maintain its market position.

The market for high-volume consumer and commercial GPS-based applications and other technologies that SiRF is developing is characterized by rapidly changing technology, such as low power or smaller form factors. This requires SiRF to continuously develop new products and enhancements for existing products to keep pace with evolving industry standards and rapidly changing customer requirements. For example, many of SiRF’s customers are looking for very highly integrated products with multiple functions and multiple radio technologies. SiRF may not have the financial resources necessary to fund future innovations. If SiRF is unable to successfully define, develop and introduce competitive new products and enhance existing products, it may not be able to compete successfully in its markets.

Some of SiRF’s customers could become its competitors.

Many of SiRF’s customers are also large integrated circuit suppliers and some of its large customers already have GPS expertise in-house. These large customers have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than SiRF does. The process of licensing SiRF’s technology to and support of such customers entails the transfer of technology that may enable them to become a source of competition to it, despite its efforts to protect its intellectual property rights. SiRF cannot sell to some customers who compete with it. In addition, SiRF competes with divisions within some of its customers. For example, ST-Ericcson, a customer of SiRF, has internally developed a GPS solution for the automotive market in which SiRF competes. Further, each new design by a customer presents a competitive situation. In the past, SiRF has lost design wins to divisions within its customers and this may occur again in the future. SiRF cannot assure you that these customers will not continue to compete with it, that they will continue to be its customers or that they will continue to license products from it at the same volumes. Competition could increase pressure on SiRF to lower its prices and could negatively impact its profit margins.

SiRF has relied, and expects to continue to rely, on a limited number of customers for a significant portion of its net revenue, and its net revenue could decline due to the delay or loss of significant customer orders.

SiRF expects that a small number of customers may constitute a significant portion of its net revenue for the foreseeable future. SiRF had two customers that each accounted for 10% or more of its net revenue in each 2008 and 2007, and three customers that each accounted for 10% or more of its revenue in 2006. In 2008, Promate and Elcoteq collectively accounted for 37% of SiRF’s net revenue. In 2007, Promate and Garmin collectively accounted for 45% of SiRF’s net revenue. In 2006, Promate, Garmin and Gateway collectively accounted for 68% of SiRF’s net revenue. If SiRF fails to successfully sell its products to one or more of its significant customers in any particular period, or if a large customer purchases fewer of its products, defers orders, fails to place additional orders with it or fails to continue operating as a going concern, its net revenue could decline, and its operating results may not meet market expectations. In addition, SiRF designs some of its products to incorporate customer specifications. If SiRF’s customers purchase fewer products than anticipated or it loses a customer, it may not be able to sell these products to other customers, which would result in excess inventory and could negatively impact its operating results.

SiRF’s distributors account for a significant percentage of its net revenue and its reliance on third-party distributors subjects it to risks that could negatively impact its business.

SiRF markets and sells its products directly and through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon prior notice to the other party. These agreements are non-exclusive and permit SiRF’s distributors to offer its competitors’ products. In addition, SiRF’s third-party distributors have been a significant factor in its ability to increase sales of its products. SiRF had one distributor, Promate, that accounted for approximately 21%, 32% and 48% of its net revenue in 2008, 2007 and 2006, respectively. Accordingly, SiRF is dependent on its distributors to supplement its direct marketing and sales efforts. If a significant distributor terminated its relationship with SiRF or decided to market SiRF’s competitors’ products over SiRF’s products, this could have an adverse impact on SiRF’s ability to bring its products to market.

Additionally, distributors typically maintain an inventory of SiRF’s products. In most instances, SiRF’s agreements with distributors protect their inventory of SiRF’s products against price reductions. Some agreements with SiRF’s distributors also contain standard stock rotation provisions permitting limited levels of product returns. SiRF defers the gross margins on its sales to distributors, resulting from both its deferral of revenue and related product costs, until the applicable products are re-sold by the distributors. However, in the event of decline in the price of SiRF’s products, the price protection rights it offers to its distributors could adversely affect it because its revenue and product margin would decline.

Furthermore, in some cases, SiRF’s distributors’ ability to order products may be limited by their credit line or other financial limitations, which could also adversely affect SiRF’s revenue.

SiRF derives a substantial portion of its revenue from international sales and conducts a significant portion of its business internationally, and economic, political and other risks may harm its international operations and cause its net revenue to decline.

SiRF derived approximately 81%, 88% and 85% of its net revenue from international sales in 2008, 2007 and 2006, respectively. International sales to the Asia-Pacific region accounted for approximately 63%, 81% and 79% of its net revenue in 2008, 2007 and 2006, respectively. International sales to the Asia-Pacific region decreased as a percentage of total revenue in 2008 compared to 2007 due to a weaker demand from several of SiRF’s customers in that region.

A significant amount of SiRF’s business is international and its products are sold into markets that are very price sensitive. Tariffs on SiRF’s products and other trade restrictions in some countries could significantly impact its business. Additional risks it faces in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	development of regional standards and infrastructure that could reduce the demand for SiRF’s products, such as the emergence of a new satellite navigation system in that region;

•	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

•	international terrorism, particularly in emerging markets;

•	laws and business practices favoring local companies;

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potentially adverse tax consequences, such as withholding tax obligations on license revenue that SiRF may not be able to offset fully against its United States tax obligations, including the further risk that foreign tax authorities may recharacterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;

•	potentially reduced protection for intellectual property rights, particularly in emerging markets;

•	inadequate local infrastructure and transportation delays;

•	financial risks, such as longer sales and payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange and rate fluctuations;

•	failure by SiRF or its customers to gain regulatory approval for use of its products; and

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions.

Also, there may be reluctance in some foreign markets to purchase products based on GPS technology, due to the control of GPS by the United States government. Any of these factors could significantly harm SiRF’s future international sales and operations and, consequently, its business.

Cyclicality in the semiconductor industry may affect SiRF’s revenue and, as a result, its operating results could be adversely affected.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. Typically SiRF experiences the highest demand for its products in the third and fourth quarter of each year, with the lowest demand being in the first quarter of each year. For example, for the first quarter of 2008, SiRF’s revenue was down by 38%, as compared to its revenue in the fourth quarter of 2007.

However, SiRF did not experience an increase in revenue during the third and fourth quarters of 2008, which SiRF believes was due to macroeconomic conditions. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause SiRF’s operating results to decline dramatically from one period to the next. In addition to the sale of chip sets, SiRF’s business depends on the volume of production by its technology licensees, which, in turn, depends on the current and anticipated market demand for semiconductors and products that use semiconductors. As a result, if SiRF is unable to control its expenses adequately in response to lower revenue from its chip set customers and technology licensees, its operating results could suffer and it could experience operating losses.

SiRF’s adoption of a restructuring plan may cause disruptions in its business and operations and will result in restructuring and other charges.

In response to the continued economic uncertainties, increased competition and expected continuing consumer demand weakness in the first half of the year, SiRF adopted a restructuring plan in March 2008 to better align its resources with its current business objectives. As part of this restructuring plan, SiRF reduced its workforce and cancelled and reprioritized certain engineering projects. After having made considerable investments on the development of its mobile TV technology, SiRF stopped further product development in the mobile TV space. Most of the engineers associated with this project were reassigned to SiRF’s other core technology development programs. In July 2008, SiRF announced further restructuring efforts that included reductions in force and reprioritization of certain engineering projects. SiRF announced even further restructuring efforts in December 2008 that included additional reductions in force and further reprioritization of additional engineering projects. After having made considerable investments on the development of Bluetooth technology, SiRF stopped further product development in Bluetooth technology.

This restructuring may divert the attention of some of SiRF’s management from business and operational issues and may affect product development or marketing plans or schedules. If SiRF did not choose the correct strategy and investments for its restructuring, or if it is unable to execute effectively on the new strategy, it may not be able to meet the needs of its customers for products and services. SiRF must effectively manage the implementation of the restructuring plan to avoid any resulting confusion or conflict that might affect its ability to effectively respond to its customers’ needs, which could negatively impact its business, results of operations and financial condition.

SiRF’s products are becoming more complex and defects in its products could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

SiRF’s products are complex and must meet stringent quality requirements. With some of SiRF’s acquisitions it has expanded into even more complex technologies that have required or may continue to require a significant investment of resources to be successful. Products as complex as SiRF’s may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, SiRF’s products may contain errors, which are not detected until after they are shipped because it cannot test for all possible scenarios. In addition, errors or defects in SiRF’s server software could cause its customers to experience a loss of network service affecting end-users. As SiRF’s products become more complex, it faces significantly higher research and development risks and risk of undetected defects. In addition, as SiRF’s components become more complex it may be limited in the number of products that can utilize these components. While SiRF’s historical warranty costs have not been significant, any errors or defects in its products, or the perception that there may be errors or defects in its products, could result in customers’ rejection of its products, damage to its reputation, a decline in its stock price, lost revenue, diverted development resources and increased customer service and support costs and warranty claims.

The warranty provisions in SiRF’s agreements with some customers expose it to risks from product liability claims.

SiRF’s agreements with some customers contain limited warranty provisions, which provide the customer with a right to damages if a defect is traced to SiRF’s products or if SiRF cannot correct errors reported during the warranty period. While SiRF’s historical warranty costs have not been material, if in the future its contractual limitations are unenforceable in a particular jurisdiction or if it is exposed to product liability claims that are not covered by insurance, a successful claim could require it to pay substantial damages.

Recent changes to SiRF’s senior management could negatively affect its operations and relationships with manufacturers, customers and employees.

Recent changes in SiRF’s senior management could negatively affect its operations and its relationships with its manufacturers, third-party subcontractors, customers, employees and market leaders. Effective on April 17, 2008, Diosdado P. Banatao, a founder and chairman of SiRF’s board of directors, was appointed Executive Chairman and assumed the role of Interim Chief Executive Officer. In April 2008, SiRF also hired Adam Dolinko as General Counsel. Effective September 17, 2008, the Board appointed Dennis Bencala, then-Senior Director of Investor Relations, as acting Chief Financial Officer. Effective September 12, 2008, the Board appointed Dennis Bencala as Chief Financial Officer, appointed Michael Kelly, then-Director of North American Sales, as Vice President, Sales and appointed Al Heshmati as Vice President, Software Engineering. Further, SiRF’s Chief Technology Officer resigned effective March 14, 2008 and Rob Baxter, SiRF’s Senior Vice President, resigned effective February 27, 2009. If the integration of new officers or departure of members of SiRF’s senior management team does not go as smoothly as anticipated, it could affect its ability to successfully implement its business objectives and could negatively affect its business and financial performance.

Because competition for qualified personnel is intense in SiRF’s industry and in its geographic regions, SiRF may not be able to recruit and retain necessary personnel, which could impact the development or sales of its products.

SiRF’s success will depend on its ability to attract and retain senior management, engineering, sales, marketing and other key personnel, such as communications systems experts, GPS systems and algorithm experts, software developers and radio frequency hardware design engineers. While the economic downturn has resulted in an increase of available personnel, there is still often intense competition for these personnel, particularly in the San Francisco Bay area, Los Angeles area and Phoenix area in the United States, in Noida, India, in Beijing and Shanghai, China, and Singapore. SiRF may be unable to attract and retain key technical and managerial personnel. In addition, SiRF’s announced reduction in force and the recently announced proposed merger could make attracting and retaining qualified personnel more difficult in the future. If SiRF is unable to retain its existing personnel or attract and train additional qualified personnel, its growth may be limited due to its lack of capacity to develop and market its products. All of SiRF’s key employees are employed on an “at will” basis. The loss of any of these key employees could slow its product development processes and sales efforts or harm investors’ perception of its business. SiRF may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel.

Part of SiRF’s business uses a royalty-based business model, which has inherent risks.

Although a substantial majority of SiRF’s net revenue is derived from sales of its chip sets and SoCs, in recent periods it has had a portion of its net revenue from large customers in the wireless markets come from royalties paid by licensees of its technology. Royalty payments are based on the number of semiconductor chips shipped which contain SiRF’s GPS technology or its premium software. For SiRF’s server software, royalties may be based on the number of subscribers or on transaction volumes. SiRF depends on its ability to structure, negotiate and enforce agreements for the determination and payment of royalties. License royalty revenue represented 4%, 2% and 3% of SiRF’s net revenue in 2008, 2007 and 2006, respectively. If a significant licensee terminates its relationship with SiRF, demands price reductions, decides to adopt its competitors’ technology over SiRF’s technology or if SiRF is unable to negotiate and renew existing agreements with significant licensees, SiRF’s royalty revenue, gross margins and net income could be adversely impacted. SiRF faces risks inherent in a royalty-based business model, many of which are outside of its control, including, but not limited to, the following:

•	the rate of adoption and incorporation of its technology by wireless handset makers and wireless infrastructure vendors;

•	fluctuations in volumes and prices at which licensees sell products that incorporate its technology;

•	the demand for products incorporating its licensed technology; and

•	the cyclicality of supply and demand for products using its licensed technology.

In addition, the standard terms of SiRF’s license agreements require its licensees to document the manufacture and sale of products that incorporate its technology and report this data to it on a quarterly basis. Although SiRF’s standard license terms give it the right to audit books and records of its licensees to verify this information, audits can be expensive, time-consuming and potentially detrimental to its ongoing business relationship with its licensees. As a result, to date, SiRF has relied exclusively on the accuracy of reports supplied by its licensees without independently verifying the information in them. Any significant inaccuracy in the reporting by its licensees or its failure to audit its licensees’ books and records may result in SiRF receiving less royalty revenue than it is entitled to under the terms of its license agreements.

SiRF may not obtain sufficient patent protection, which could harm its competitive position and increase its expenses.

SiRF’s success and ability to compete depends to a significant degree upon the protection of its proprietary technology. As of December 27, 2008, SiRF had 330 patents granted worldwide. Of this total, SiRF has 201 patents granted in the United States and 129 patents granted in foreign countries, with expiration dates ranging from 2011 to 2027, along with 173 pending patent applications in the United States and 202 pending foreign patent applications. SiRF’s patent applications may not provide protection for all competitive aspects of its technology or may not result in issued patents. Any patents issued may provide only limited protection for its technology and the rights that may be granted under any future patents that may be issued may not provide competitive advantages to it. Also, patent protection in foreign countries may be limited or unavailable where SiRF needs this protection. It is possible that SiRF’s competitors may independently develop similar technologies or design around its patents and competitors could also successfully challenge any issued patent. SiRF may also choose not to pursue all instances of patent infringement.

SiRF relies upon trademark, copyright and trade secret laws and contractual restrictions to protect its proprietary rights and, if these rights are not sufficiently protected, it could harm its ability to compete and generate revenue.

SiRF relies on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect its proprietary rights. SiRF’s ability to compete and grow its business could suffer if these rights are not adequately protected. SiRF seeks to protect its source code for its software, and design code for its chip sets, and documentation and other written materials under trade secret and copyright laws. SiRF licenses its software and IP cores under signed license agreements, which impose restrictions on the licensee’s ability to utilize the software and IP cores. SiRF also seeks to avoid disclosure of its intellectual property by requiring employees and consultants with access to its proprietary information to execute confidentiality agreements. There can be no assurance that the steps SiRF has taken to protect its proprietary information will be adequate to prevent misappropriation of its technology or that its proprietary rights will adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of its technologies or deter others from developing similar technologies; and

•	policing unauthorized use of its intellectual property is difficult, expensive and time-consuming, and it may be unable to determine the extent of any unauthorized use.

SiRF may have difficulty in protecting its intellectual property rights in foreign countries, which could increase the cost of doing business or cause its revenue to decline.

SiRF’s intellectual property is used in a large number of foreign countries. There are many countries, particularly in emerging markets, in which SiRF has no issued patents, or that may have reduced intellectual property protection. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for SiRF to protect its intellectual property from misuse or infringement by other companies in these countries. As SiRF increases its international sales, it may be more difficult to protect its intellectual property rights. Reverse engineering, unauthorized copying or other misappropriation of its proprietary technologies could enable third parties to benefit from its technologies without paying it for doing so, which would harm its competitive position and market share. For example, if SiRF’s foundries lose control of SiRF’s intellectual property, it would be more difficult for SiRF to take remedial measures because the foundries are primarily located in countries that have less protection for intellectual property that is provided in the United States. Furthermore, SiRF expects this to become a greater problem for it as its technology licensees increase their manufacturing in countries which provide less protection for intellectual property. SiRF’s inability to enforce its intellectual property rights in some countries may harm its business.

SiRF’s intellectual property indemnification practices may adversely impact its business.

SiRF has agreed to indemnify some customers for certain costs and damages of intellectual property infringement in some circumstances. This practice may subject SiRF to significant indemnification claims by its customers or others. In addition to indemnification claims by its customers, it may also have to defend related third-party infringement claims made directly against it. In some instances, its GPS products are designed for use in devices used by potentially millions of consumers, such as cellular telephones, and its server software is placed on servers providing wireless network services to end-users, both of which could subject it to considerable exposure should an infringement claim occur. In the past, SiRF has received notice from a major customer informing it that this customer received notice from one of SiRF’s competitors that the inclusion of SiRF’s chip sets into SiRF’s customer’s products requires the payment of patent license fees to the competitor. SiRF may receive similar notices from its customers or directly from its competitors in the future. SiRF cannot assure you that such claims will not be pursued or that these claims, if pursued, would not harm its business.

SiRF depends primarily on a few independent foundries to manufacture substantially all of its current products, and any failure to obtain sufficient foundry capacity could significantly delay its ability to ship its products and damage its customer relationships.

SiRF does not own or operate a fabrication facility. It relies on third parties to manufacture its semiconductor products. Four outside foundries, IBM in the United States, Samsung in South Korea, STMicroelectronics in Italy and France and TSMC in Taiwan, currently manufacture substantially all of its products. Also, in 2007, with the acquisition of Centrality, SiRF began using Global Uni Chip, a design foundry, to provide turnkey solutions for its SoC products.

Because SiRF relies on outside foundries, it faces several significant risks, including:

•	lack of manufacturing capacity and higher prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

Due to the general economic environment, some foundries may not be running at capacity and may shut down production for days at a time or close facilities. These actions may limit the foundries’ capacity to provide SiRF with a sufficient amount of products in a timely manner, if at all. SiRF does not have a guaranteed level of production capacity with any of these foundries and it is difficult to accurately forecast its capacity needs. SiRF does not have long-term agreements with any of these foundries and it places its orders on a purchase order basis, thus its unit or wafer costs are subject to change based on the cyclical demand for semiconductor products. SiRF places its orders on the basis of its customers’ purchase orders and sales forecasts, but the foundries can allocate capacity to the production of other companies’ products and reduce SiRF’s deliveries on short notice. It is possible that foundry customers that are larger and better financed than SiRF, or that have long-term agreements with the foundries, may induce SiRF’s foundries to reallocate capacity to them. Any reallocation could impair SiRF’s ability to secure the supply of semiconductors that it needs.

Each of SiRF’s semiconductor products is manufactured at only one foundry and, if any one foundry is unable to provide the capacity SiRF needs, SiRF may be delayed in shipping its products, which could damage its customer relationships and result in reduced revenue.

Although SiRF substantially uses four outside foundries, each of its semiconductor products is manufactured at one of these foundries. If one of SiRF’s foundries is unable to provide it with capacity as needed, SiRF could experience significant delays delivering the semiconductor product being manufactured for it solely by that foundry. Also, if any of its foundries experiences financial difficulties, if they suffer damage to their facilities or in the event of any other disruption of foundry capacity, SiRF may not be able to qualify an alternative foundry in a timely manner. In addition, any consolidation among the various foundries could impact the affected foundries’ product capacity or its collective ability to continue to manufacture one or more of SiRF’s products. If SiRF chooses to use a new foundry or process for a particular semiconductor product, it believes that it would take it several months to qualify the new foundry or process before it could begin shipping products. If SiRF is unable to accomplish this qualification in a timely manner, it may experience a significant interruption in supply of the affected products.

The facilities of certain independent foundries upon which SiRF relies to manufacture all of its semiconductors are located in regions that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval.

Certain outside foundries and their subcontractors upon which SiRF relies to manufacture most of its semiconductors are located in countries that are subject to earthquakes and other natural disasters, as well as geopolitical risks and social upheavals. Any earthquake or other natural disaster in these countries could materially disrupt these foundries’ production capabilities and could result in SiRF experiencing a significant delay in delivery, or substantial shortage, of its products. In addition, these facilities are subject to risks associated with uncertain political, economic and other conditions in Asia, such as political turmoil in the region, which could disrupt the operation of these foundries and in turn harm SiRF’s business. For example, South Korea is a neighboring state to North Korea, which is currently in discussions with the United States and other countries regarding its nuclear weapons program. Any geographical or social upheaval in these countries could materially disrupt the production capabilities of SiRF’s foundries and could result in SiRF experiencing a significant delay in delivery, or a substantial shortage of, SiRF’s products.

SiRF depends on a sole supplier for some critical components.

SiRF purchases certain critical components, such as NOR flash memory technology, from a single supplier. The loss of this supplier, disruption of the supply chain, or delays or changes in the design cycle time could result in delays in the manufacture and shipment of products, additional expense associated with obtaining a new supplier, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise harm SiRF’s results of operations.

SiRF places binding manufacturing orders based on its forecasts and, if it fails to adequately forecast demand for its products, it may incur product shortages or excess product inventory.

SiRF’s third-party manufacturers require it to provide forecasts of its anticipated manufacturing orders and place binding manufacturing orders in advance of receiving purchase orders from its customers. This may result in product shortages or excess product inventory because SiRF cannot easily increase or decrease its manufacturing orders. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short-term, which could prevent SiRF from fulfilling orders. In addition, SiRF’s chip sets have rapidly declining average selling prices. As a result, an incorrect forecast may result in substantial product in inventory that is aged and obsolete, which could result in write-downs of excess or obsolete inventory. SiRF’s failure to adequately forecast demand for its products could cause its quarterly operating results to fluctuate and cause its stock price to decline.

SiRF may experience lower than expected manufacturing yields, which would delay the production of its semiconductor products.

The manufacture of semiconductors is a highly complex process. Minute impurities can cause a substantial number of wafers to be rejected or cause numerous die on a wafer to be nonfunctional. Semiconductor companies often encounter difficulties in achieving acceptable product yields from their manufacturers. SiRF’s foundries have from time to time experienced lower than anticipated manufacturing yields, including for SiRF’s products. This often occurs during the production of new products or the installation and start up of new process technologies. SiRF may also experience yield problems as it migrates its manufacturing processes to smaller geometries. If SiRF does not achieve planned yields, its product costs could increase, and product availability would decrease.

The loss of any of SiRF’s primary third-party subcontractors that assemble and test all of its current products could disrupt its shipments, harm its customer relationships and reduce its sales.

SiRF relies on a limited number of primary third-party subcontractors to assemble and test all of its current chip sets either for its foundries or directly for it. As a result, SiRF does not directly control its product delivery schedules, assembly and testing costs or quality assurance and control. If any of these subcontractors experience capacity constraints or financial difficulties, if any subcontractor suffers any damage to its facilities or if there is any other disruption of assembly and testing capacity, SiRF may not be able to obtain alternative assembly and testing services in a timely manner. SiRF typically does not have long-term agreements with any of these subcontractors. SiRF typically procures services from these suppliers on a per-order basis. Because of the amount of time that it usually takes SiRF to qualify assemblers and testers, it could experience significant delays in product shipments if it is required to find alternative assemblers or testers for its semiconductor products. Any problems that SiRF may encounter with the delivery, quality or cost of its products could damage its reputation and result in a loss of customers.

The GPS market could be subject to governmental and other regulations that may increase SiRF’s cost of doing business or decrease demand for its products.

GPS technology is restricted and its export is controlled. SiRF’s business may be impacted by both domestic and international regulations because its technology relies on the GPS satellite network and radio frequency bands. For example, the United States government may restrict specific uses of GPS technology in some applications for privacy or other reasons and block the civilian GPS signal at any time or in hostile areas. In December 2004, the now former President of the United States authorized a new national policy that established guidance and implementation actions for space-based positioning, navigation, timing programs, augmentations and activities for United States national and homeland security, civil, scientific, and commercial purposes.

In addition, radio frequency bands are globally allocated for radio navigation satellite services. International allocations of radio frequency bands are made by the International Telecommunications Union, a specialized technical agency of the United Nations. These allocations are also governed by radio regulations that have treaty status and are subject to modification every two to three years by the World Radio Communication Conference. Further, the Federal Communications Commission, or FCC, continually receives proposals for new technologies and services that may seek to operate in, or across, the radio frequency bands currently used by GPS and other public services.

These types of regulations as well as other actions, may limit the growth of the GPS market, such as:

•	changes in the United States government policy for the use of GPS without charge;

•	reallocation of radio frequency bands, including frequency band segmentation or spectrum sharing, which may negatively affect the utility and reliability of GPS-based products;

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adverse decisions by the FCC that result in harmful interference to the delivery of the GPS signals, such as permitting the operation of ultra-wideband radio devices, which may harm the utility and reliability of GPS-based products thereby reducing demand for GPS-based products;

•	changes in the United States government policy to maintain GPS satellites over a long period of time; and

•	a reduction in the number of operating satellites, which would impair the operations or utility of GPS.

SiRF also faces various risks associated with its dependence on GPS satellites and radio frequency bands, including:

•	electronic and mechanical failures or sabotage of satellites;

•	substantial delays in replacing inoperable satellites with new satellites, if replaced at all, as repairing damaged or malfunctioning satellites is currently not economically feasible;

•	disruptions in the GPS satellite network; and

•	unwanted emissions from mobile satellite services and other equipment operating in adjacent frequency bands or inband, which may negatively affect the utility and reliability of GPS-based products.

Governmental and other regulations or actions could interrupt or increase SiRF’s cost of doing business, which may have a material negative effect on its business.

Personal privacy concerns may limit the growth of the high-volume consumer and commercial GPS-based applications and demand for SiRF’s products.

GPS-based consumer and commercial applications rely on the ability to receive, analyze and store location information. Consumers may not accept some GPS applications because of the fact that their location can be tracked by others and that this information could be collected and stored. Also, federal and state governments may disallow specific uses of GPS technology for privacy or other reasons or could subject this industry to regulation. If consumers view GPS-based applications as a threat to their privacy, demand for some GPS-based products could decline.

SiRF may continue to evaluate acquisitions or investments in complementary technologies and businesses in the future, and it may not realize the anticipated benefits of these acquisitions or investments.

As part of SiRF’s business strategy, it may evaluate acquisitions of, or investments in, complementary technologies and businesses. In 2006, SiRF acquired TrueSpan Incorporated, a development-stage technology company with significant communications systems expertise and, in August 2007, it acquired Centrality Communications Inc., a privately-held developer of navigation processor solutions for mobile navigation systems, which is the largest acquisition completed by SiRF to date.

In the future, SiRF may be unable to identify suitable acquisition candidates or investment opportunities or be able to make these acquisitions or investments on a commercially reasonable basis, or at all. If SiRF is unable to identify and successfully complete suitable acquisitions or investments, it may be required to expand its internal research and development efforts, which could harm its competitive position or result in negative market perception. Any acquisition or investment could have several risks, including:

•	SiRF’s inability to successfully integrate acquired technologies, product lines or operations;

•	diversion of management’s attention;

•	potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;

•	expenses related to amortization of intangible assets;

•	potential write-offs of acquired assets;

•	risk of project delays;

•	failure to achieve projected results of the acquisition;

•	loss of key employees of acquired businesses; and

•	SiRF’s inability to recover the costs of acquisitions or investments.

SiRF may not realize the anticipated benefits of any acquisition or investment. Future acquisitions may require it to make investments upfront, and there is no assurance that such investments will retain their value or positively contribute to its financial results. Further, the integration of certain operations following any acquisition will require the dedication of significant management resources, which could distract management’s attention from SiRF’s day-to-day business. An inability to realize the full extent of, or any of, the anticipated benefits of any acquisition or investment, as well as any delays encountered in the integration process, could adversely affect SiRF’s business and results of operations.

SiRF’s ability to raise capital in the future may be limited, and its failure to raise capital when needed could prevent it from executing its growth strategy.

SiRF believes that its existing cash, investments, amounts available under its bank line of credit and cash generated from operating activities will be sufficient to meet its anticipated cash needs for at least the next 12 months. The timing and amount of its working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of its products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion;

•	access to and availability of sufficient management, technical, marketing and financial personnel; and

•	SiRF’s ability to obtain financing, if necessary.

If SiRF’s capital resources are insufficient to satisfy its liquidity requirements, it may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to its stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict its operations. SiRF has not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to it, if at all.

If SiRF fails to maintain proper and effective internal controls, its ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its business and its stock price.

During the course of SiRF’s testing of its internal controls, it may identify, and have to disclose, material weaknesses or significant deficiencies in its internal controls that will have to be remediated. For example, in SiRF’s quarterly report for the third quarter of 2008, SiRF disclosed a material weakness in its tax accounting process. Implementing any appropriate changes to its internal controls may require specific compliance training of its directors, officers and employees, entail substantial costs in order to modify its existing accounting systems, and take a significant period of time to complete. These changes may not, however, be effective in maintaining the adequacy of its internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase its operating costs and could materially impair its ability to operate its business. In addition, investors’ perceptions that SiRF’s internal controls are inadequate or that it is unable to produce accurate financial statements may negatively affect its stock price.

Changes to financial accounting standards or United States generally accepted accounting principles may affect SiRF’s results of operations and cause it to change its business practices.

SiRF prepares its financial statements to conform with United States generally accepted accounting principles, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, American Institute of Certified Public Accountants, the SEC, and various bodies formed to interpret and create appropriate accounting policies. A change to GAAP or related policies can have a significant effect on SiRF’s reported results and may affect its reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect SiRF’s reported financial results or the way it conducts its business.